     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 6, 1998



                                                      REGISTRATION NO. 333-47135

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933

                             ---------------------

                            TEXAS UTILITIES COMPANY

             (Exact name of registrant as specified in its charter)

                      TEXAS                                           75-2669310
         (State or other jurisdiction of                 (I.R.S. Employer Identification No.)
         incorporation or organization)

                               1601 BRYAN STREET
                              DALLAS, TEXAS 75201
                                 (214) 812-4600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   ROBERT A. WOOLDRIDGE, ESQ.             PETER B. TINKHAM             ROBERT J. REGER, JR., ESQ.
       WORSHAM, FORSYTHE              TEXAS UTILITIES COMPANY              REID & PRIEST LLP
      & WOOLDRIDGE, L.L.P.            SECRETARY AND ASSISTANT             40 WEST 57TH STREET
       1601 BRYAN STREET                     TREASURER                  NEW YORK, NEW YORK 10019
      DALLAS, TEXAS 75201                1601 BRYAN STREET                   (212) 603-2000
         (214) 979-3000                 DALLAS, TEXAS 75201
                                           (214) 812-4600

(Names and addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

                             ---------------------


                        CALCULATION OF REGISTRATION FEE



==========================================================================================================================
                                                               PROPOSED MAXIMUM           PROPOSED           AMOUNT OF
      TITLE OF EACH CLASS OF             AMOUNT TO BE           OFFERING PRICE       MAXIMUM AGGREGATE      REGISTRATION
   SECURITIES TO BE REGISTERED          REGISTERED(1)            PER UNIT(2)         OFFERING PRICE(2)         FEE(3)
--------------------------------------------------------------------------------------------------------------------------
Common Stock, without par value...    41,368,470 Shares             $12.77             $1,354,552,200         $399,593
==========================================================================================================================


(1) Based upon (i) the maximum number of shares of Texas Utilities Company Common Stock, without par value ("Texas Utilities Common Stock"), that may be issued per ordinary share of The Energy Group PLC ("Energy Group Shares") and (ii) the maximum number of Energy Group Shares being acquired in exchange for Texas Utilities Common Stock (20% of the fully diluted share capital of The Energy Group, or 106,073,000 shares).

(2) The filing fee has been calculated pursuant to Rule 457(c) and (f)(1) promulgated under the Securities Act of 1933, based on the average of the middle market quotations of Energy Group ordinary shares on the London Stock Exchange and the Noon Buying Rate of $1.6455 per L1, on February 24, 1998, and assuming that 106,073,000 Energy Group shares (20% of the fully diluted share capital of The Energy Group) are acquired in exchange for Texas Utilities Common Stock.


(3) Previously paid.



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 OFFER DOCUMENT

                             [TEXAS UTILITIES LOGO]


                                   CASH OFFER


                                      FOR

                              THE ENERGY GROUP PLC

                               TABLE OF CONTENTS


Letter from Lehman Brothers and Merrill Lynch                 9
Appendix I: Conditions and Further Terms of the Texas
  Utilities Offer                                             I-1
     Part A: Conditions of the Texas Utilities Offer          I-1
     Part B: Further terms of the Texas Utilities Offer       I-7
      1. Acceptance period                                    I-7
      2. Announcements                                        I-8
      3. Rights of withdrawal                                 I-9
      4. Limited Share Alternative                            I-10
      5. Loan Note Alternative                                I-12
      6. Effect of elections                                  I-13
      7. Revisions of the Texas Utilities Offer, the Loan
       Note Alternative and/or the Share Alternative          I-14
      8. General                                              I-15
      9. Overseas shareholders                                I-16
     10. Procedures for tendering Energy Group ADSs           I-18
     11. Procedures for tendering Energy Group Shares         I-21
     12. Forms of Acceptance                                  I-23
     13. Certain provisions concerning acceptances            I-27
     14. Substitute Acceptance Forms                          I-28
     15. Settlement                                           I-28
     16. Currency of cash consideration                       I-29
Appendix II: Description of Texas Utilities Capital Stock;
  Comparison of Shareholder Rights                            II-1
Appendix III: Summary of the Terms of the Loan Notes          III-1
Appendix IV: Financial and Other Information on The Energy
  Group                                                       IV-1
Appendix V: Financial and Other Information on TU
  Acquisitions and Texas Utilities                            V-1
Appendix VI: Unaudited Pro Forma Condensed Consolidated
  Financial Statements                                        VI-1
Appendix VII: Certain Market, Dividend and Exchange Rate
  Information                                                 VII-1
Appendix VIII: Additional Information                         VIII-1
      1. Responsibility                                       VIII-1
      2. Directors                                            VIII-1
      3. Principal purchases                                  VIII-1
      4. Shareholdings and dealings                           VIII-2
      5. Other information                                    VIII-9
      6. Material contracts                                   VIII-9
      7. Background to and reasons for the Texas Utilities
      Offer                                                   VIII-11
      8. Financing arrangements                               VIII-13
      9. Compulsory acquisition                               VIII-18
     10. Certain consequences of the Texas Utilities Offer    VIII-19
     11. Legal and regulatory matters                         VIII-20
     12. United Kingdom taxation                              VIII-22
     13. United States federal income taxation                VIII-25
     14. Experts                                              VIII-28
     15. Legal matters                                        VIII-29
     16. Fees and expenses                                    VIII-29
     17. Sources of information and bases of calculation      VIII-30
     18. Documents available for inspection                   VIII-30
Appendix IX: Certain provisions of the Companies Act          IX-1
Appendix X: Definitions                                       X-1

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This offer document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.


                   SUBJECT TO COMPLETION, DATED MARCH 6, 1998


OFFER TO PURCHASE DATED [-] MARCH 1998

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

WHEN CONSIDERING WHAT ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED IMMEDIATELY TO SEEK YOUR OWN FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISOR AUTHORISED UNDER THE FINANCIAL SERVICES ACT 1986.

If you have sold or otherwise transferred all your Energy Group Securities, please send this document, together with the accompanying documents but NOT the Form of Acceptance if it is personalised, as soon as possible, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee. HOWEVER, SUCH DOCUMENTS SHOULD NOT BE FORWARDED OR TRANSMITTED IN OR INTO CANADA, AUSTRALIA OR JAPAN.

Lehman Brothers and Merrill Lynch, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for TU Acquisitions and Texas Utilities and for no one else in connection with the Texas Utilities Offer and will not be responsible to anyone other than TU Acquisitions and Texas Utilities for providing the protections afforded to their respective customers or for giving advice in relation to the Texas Utilities Offer.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE US SECURITIES AND EXCHANGE COMMISSION OR BY ANY US STATE SECURITIES COMMISSION NOR HAS THE US SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH US STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The Initial Offer Period will expire at 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998, unless extended. At the conclusion of the Initial Offer Period, including any extension thereof, if all the Conditions of the Texas Utilities Offer have been satisfied, fulfilled or, where permitted, waived, the Texas Utilities Offer will be extended for a Subsequent Offer Period of at least 14 calendar days. Holders of Energy Group Securities will have withdrawal rights during the Initial Offer Period, including any extension thereof, but not during the Subsequent Offer Period.

Completed Acceptance Forms should be returned as soon as possible, but in any event, so as to be received by no later than 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998. The procedure for acceptance of the Texas Utilities Offer is set out on pages [-] to [-] of this document and in the accompanying Acceptance Form.

The Texas Utilities Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan. Accordingly, neither this document nor Acceptance Forms are to be mailed or otherwise distributed or sent into Canada, Australia or Japan.

The New Texas Utilities Shares to be issued pursuant to the Texas Utilities Offer have not been, and will not be, the subject of a prospectus under the securities laws of any province of Canada and will not be registered under any relevant securities laws of any country other than the federal securities laws of the United States. The New Texas Utilities Shares are not being offered, sold or delivered, directly or indirectly, in or into Canada, Australia or Japan.

The Loan Notes to be issued pursuant to the Texas Utilities Offer have not been, and will not be registered under the Securities Act or under any relevant securities laws of any state or district of the United States, will not be the subject of a prospectus under the securities laws of any province of Canada and will not be registered under any relevant securities laws of any other country. The Loan Notes are not being offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

                       APPLICABLE DISCLOSURE REQUIREMENTS


The Texas Utilities Offer is made for securities of a United Kingdom company and, while the Texas Utilities Offer is subject to United Kingdom and US disclosure requirements, US investors should be aware that this document has been prepared in accordance with United Kingdom format and style, which differs from US format and style. In particular, the Appendices to this document contain information concerning the Texas Utilities Offer responsive to US disclosure requirements that may be material and which are summarized in the letter from Lehman Brothers and Merrill Lynch set out on pages 9 to 28 of this document. In addition, the summary financial statements of The Energy Group therein have been prepared in accordance with United Kingdom GAAP, and thus may not be comparable to financial statements of US companies.


                             AVAILABLE INFORMATION

Texas Utilities has filed with the SEC a Registration Statement with respect to the offering of the New Texas Utilities Shares. This Offer Document constitutes a part of the Registration Statement and, in accordance with the rules of the SEC, omits certain of the information contained in the Registration Statement. For such information, reference is made to the Registration Statement and the exhibits thereto.

The Energy Group and Texas Utilities are, and Texas Utilities' predecessors, TEI (formerly Texas Utilities Company) and ENSERCH, have been, subject to the informational requirements of the Exchange Act, and in accordance therewith file, and have filed, reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by The Energy Group, Texas Utilities and Texas Utilities' predecessors can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a World Wide Web site (http://www.sec.gov) that contains reports and other information filed by Texas Utilities, TEI and ENSERCH. Energy Group Shares are listed on the London Stock Exchange and Energy Group ADRs are listed on the NYSE. Reports, and other information concerning The Energy Group may be inspected at such exchanges. The Texas Utilities Common Stock is listed on the NYSE, the CSE and the PSE, where reports, proxy statements and other information concerning Texas Utilities and TEI may be inspected. Reports, proxy statements and other information concerning ENSERCH may be inspected at the NYSE and the CSE. The Registration Statement also may be inspected at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN, England, during normal business hours on any weekday (English public holidays excepted) while the Texas Utilities Offer remains open for acceptance.

                      DOCUMENTS INCORPORATED BY REFERENCE

On 5 August 1997, Texas Utilities became a holding company which owns all of the outstanding common stock of TEI (SEC File No. 1-3591) and ENSERCH (SEC File No. 1-3183). The following documents previously filed with the SEC by Texas Utilities (SEC File No. 1-12833), TEI or ENSERCH pursuant to the Exchange Act are incorporated herein by reference:

     (a) TEI's Annual Report on Form 10-K for the year ended 31 December 1996 ("TEI 10-K").

     (b) TEI's Quarterly Reports on Form 10-Q for the quarterly periods ended 31 March 1997 and 30 June 1997.

     (c) ENSERCH's Annual Report on Form 10-K for the year ended 31 December 1996 ("ENSERCH 10-K").

     (d) ENSERCH's Quarterly Reports on Form 10-Q for the quarterly periods ended 31 March 1997 and 30 June 1997.

     (e) ENSERCH's Current Reports on Form 8-K dated 14 January 1997, 12 March 1997, 5 June 1997, 3 July 1997, 4 August 1997 and 6 August 1997.


     (f) Texas Utilities' Quarterly Report on Form 10-Q for the quarterly period ended 30 September 1997 ("September 1997 10-Q").


     (g) Texas Utilities' Current Reports on Form 8-K dated 5 August 1997, 25 August 1997, 21 November 1997, 17 December 1997 and 26 February 1998.

     (h) The description of the Texas Utilities Common Stock, which is contained in a registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All documents filed by Texas Utilities pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer Document and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Offer Document and to be a part hereof from the date of filing of such documents; provided, however, that the documents enumerated above or subsequently filed by Texas Utilities pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing with the SEC of Texas Utilities' most recent Annual Report on Form 10-K shall not be incorporated by reference in this Offer Document or be a part hereof from and after the filing of such Form 10-K.

The documents which are incorporated by reference in this Offer Document are sometimes hereinafter referred to as the "Incorporated Documents." Any statement contained in an Incorporated Document (including, but not limited to, Items 7 and 8 of the TEI 10-K, which have been modified or superseded by the information contained in the Current Report on Form 8-K of Texas Utilities dated 26 February
1998) shall be deemed to be modified or superseded for purposes of this Offer Document to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer Document.


THIS OFFER DOCUMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. TEXAS UTILITIES HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER OF ENERGY GROUP SHARES OR ENERGY GROUP ADSS EVIDENCED BY ENERGY GROUP ADRS, TO WHOM A COPY OF THIS OFFER DOCUMENT HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY AND ALL OF THE INCORPORATED DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS). IN THE UNITED STATES, REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO: SECRETARY, TEXAS UTILITIES COMPANY, ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201; TELEPHONE NUMBER (214) 812-4600. IN THE UNITED KINGDOM, REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO: NORTON ROSE, KEMPSON HOUSE, CAMOMILE STREET, LONDON EC3A 7AN; TELEPHONE NUMBER 0171-283-6000 (REF: TEXAS UTILITIES OFFER). IN ADDITION, SUCH DOCUMENTS AND INFORMATION MAY ALSO BE INSPECTED AT THE OFFICES OF NORTON ROSE, KEMPSON HOUSE, CAMOMILE STREET, LONDON EC3A 7AN, ENGLAND DURING NORMAL BUSINESS HOURS ON ANY WEEKDAY (ENGLISH PUBLIC HOLIDAYS EXCEPTED) WHILE THE TEXAS UTILITIES OFFER REMAINS OPEN FOR ACCEPTANCE.


                           FORWARD-LOOKING STATEMENTS


This Offer Document does, and the Incorporated Documents may, include forward-looking statements. Although Texas Utilities believes its expectations are based on reasonable assumptions, no assurance can be given that actual results will not differ from those in the forward-looking statements contained herein and in the Incorporated Documents. The forward-looking statements contained herein may be affected by, among other things, the competitive environment; local, state and national regulatory initiatives that increase competition, threaten cost and investment recovery and impact rate structures; the economic climate and growth in the service territories of service providers within the Texas Utilities Group and the TEG Group; the weather and other natural phenomena; conditions in capital markets; changes in technology used and services offered by service providers within the Texas Utilities Group and the TEG Group; and the ability to achieve the goals described in paragraph 8 ("Background to and reasons for the Texas Utilities Offer") of the letter from Lehman Brothers and Merrill Lynch and in paragraph 8 of Appendix VIII herein, in each case during the periods covered by the forward-looking statements. For a discussion of factors which may affect forward-looking statements contained in the Incorporated Documents, see Texas Utilities' most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q.


                     REDUCTION OF THE ACCEPTANCE CONDITION


The Texas Utilities Offer is conditional, amongst other things, on valid acceptances being received (and not, where permitted, withdrawn) by the Initial Closing Date in respect of not less than 90 per cent. in nominal value of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) to which the Texas Utilities Offer relates, or such lesser percentage as TU Acquisitions may decide, provided that such Condition (the "Acceptance Condition") shall not be satisfied unless TU Acquisitions and its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Texas Utilities Offer or otherwise, Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) carrying in aggregate more than 50 per cent. of the voting rights then exercisable at general meetings of The Energy Group and provided further that the Acceptance Condition shall be capable of being satisfied only at a time when all other Conditions have been satisfied, fulfilled or waived. TU Acquisitions expects that it will reduce the percentage of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) required to satisfy the Acceptance Condition at some time prior to all the Conditions being satisfied, fulfilled or, where permitted, waived. At least five Business Days prior to any such reduction, TU Acquisitions will announce that it has reserved the right so to reduce the Acceptance Condition. TU Acquisitions will not make such an announcement unless it believes that there is a significant possibility that sufficient Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) will be tendered to permit the Acceptance Condition to be satisfied at such reduced level. Holders of Energy Group Securities who are not willing to accept the Texas Utilities Offer if the Acceptance Condition is reduced to the minimum permitted level should either not accept the Texas Utilities Offer until the Subsequent Offer Period or be prepared to withdraw their acceptances promptly following an announcement by TU Acquisitions of its reservation of the right to reduce the Acceptance Condition.


                             RULE 10B-13 EXEMPTION


In accordance with normal United Kingdom practice, TU Acquisitions or its nominees or brokers (acting as agents for TU Acquisitions) or another subsidiary of Texas Utilities may make certain purchases of Energy Group Securities outside the United States during the period in which the Texas Utilities Offer remains open for acceptance and affiliates of [Lehman Brothers], Merrill Lynch will continue to act as market makers and principal traders for Energy Group Shares on the London Stock Exchange pursuant to relief granted by the SEC staff from Rule 10b-13 under the Exchange Act. For further details on this relief, see paragraph 3 of Appendix VIII ("Principal purchases") below.


                CONVERSION OF CASH CONSIDERATION INTO US DOLLARS

Holders of Energy Group Shares may receive US dollars instead of pounds sterling on the basis described in paragraph 19(f) ("Currency of cash consideration") of the letter from Lehman Brothers and Merrill Lynch included in this document. Holders of Energy Group ADSs evidenced by Energy Group ADRs, unless they elect to receive pounds sterling, will receive US dollars on the basis described in that paragraph. The attention of all holders of Energy Group Securities is drawn to the description in that paragraph of the mechanism for converting pounds sterling into US dollars and of the exchange rate risks attached thereto.

                FINANCIAL INFORMATION AND CURRENCY TRANSLATIONS

The extracts from the consolidated financial statements of, and other information about, Texas Utilities appearing in this Offer Document are presented in US dollars ($) and have been prepared in accordance with US GAAP. The extracts from the consolidated financial statements of, and other information about, The

Energy Group appearing in this Offer Document are presented in pounds (L) and have been prepared in accordance with United Kingdom GAAP. US GAAP and United Kingdom GAAP differ in certain significant respects. As a result, and for the convenience of the reader, the financial information of The Energy Group included herein and used in the preparation of the pro forma information appearing in this Offer Document has been adjusted to comply with US GAAP and contains translations of pounds sterling amounts into US dollars at rates specified in "Information on The Energy Group -- Selected Energy Group Financial Information." Such translations should not be construed as representations that the pounds sterling amounts represent, or have been, or could be converted into US dollars at that or any other rate. Effective on 5 March, 1998 the conversion rate of pounds sterling (L) to US dollars ($) was $- per L1, as set by the Noon Buying Rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. This information is provided for the convenience of the reader and may differ from the actual rates in effect during the periods covered by The Energy Group financial information discussed herein. All US GAAP information for The Energy Group appearing in this Offer Document is unaudited.


                                 RULE 8 NOTICES

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of The Energy Group or of Texas Utilities, owns or controls, or becomes the owner or controller, directly or indirectly, of 1 per cent. or more of any class of securities of The Energy Group or of Texas Utilities is generally required under the provisions of Rule 8 of the City Code to notify the London Stock Exchange and the Panel of every dealing in such securities during the Initial Offer Period. Dealings by The Energy Group or by Texas Utilities or by their respective "associates" (within the definition set out in the City
Code) in any class of securities of The Energy Group or of Texas Utilities from 26 January 1998 until the end of the Initial Offer Period must also be so disclosed. Please consult your financial adviser immediately if you believe this Rule may be applicable to you.

                  LETTER FROM THE CHAIRMAN OF TEXAS UTILITIES



                          [TEXAS UTILITIES LETTERHEAD]


                                                                    9 MARCH 1998



To holders of Energy Group Securities and, for information only, to participants in the Energy Group Share Schemes



Dear Sir/Madam



                        CASH OFFER FOR THE ENERGY GROUP



On 2 March 1998, the Boards of Texas Utilities and The Energy Group announced that they had reached agreement on the terms of a recommended cash offer for The Energy Group at a price of 810 pence per Energy Group Share, surpassing the recommended offer of 765 pence per Energy Group Share announced by PacifiCorp on 3 February 1998. Texas Utilities also announced that, subject to the SEC declaring the relevant documentation effective, Texas Utilities would, in addition to a full loan note alternative, also make available a limited share alternative.



On 3 March 1998, the Board of Texas Utilities announced, in response to the increase by PacifiCorp of its offer, an increase in Texas Utilities' offer to 840 pence per Energy Group Share. Texas Utilities further announced that it would also increase the limited share alternative.



Texas Utilities announced today that the SEC declared the relevant documentation effective on 6 March 1998. Accordingly, Texas Utilities today confirmed that the limited share alternative is being made available to holders of Energy Group Securities who validly accept the Texas Utilities Offer.



1  THE TEXAS UTILITIES OFFER



The Texas Utilities Offer is being made on the following basis:



FOR EACH ENERGY GROUP SHARE             840 PENCE; AND
FOR EACH ENERGY GROUP ADS               L33.60



representing a premium of 20 pence per Energy Group Share to the Increased PacifiCorp Offer.



Under the share alternative, holders of Energy Group Securities who validly accept the Texas Utilities Offer will be entitled to receive New Texas Utilities Shares with a value equal to:



FOR EACH ENERGY GROUP SHARE             865 PENCE; AND
FOR EACH ENERGY GROUP ADS               L34.60



determined as, and subject to the limitations, set out in paragraph 4 of the letter from Lehman Brothers and Merrill Lynch.



As an alternative to some or all of the cash consideration receivable under the Texas Utilities Offer, holders of Energy Group Shares who validly accept the Texas Utilities Offer (apart from US citizens or residents and certain other overseas persons) may elect to receive Loan Notes instead of cash on the following basis:



          FOR EVERY L1 OF CASH CONSIDERATION  L1 NOMINAL OF LOAN NOTES



A summary of the tax effects for holders of Energy Group Shares resident for tax purposes in the UK who accept the Texas Utilities Offer is set out in paragraph 12 of Appendix VIII ("United Kingdom taxation") below. A summary of the tax effects for holders of Energy Group Securities who are citizens or residents of the US, US domestic corporations or otherwise taxed as United States residents is set out in paragraph 13 of Appendix VIII ("United States federal income taxation") below.

2  BACKGROUND TO AND REASONS FOR THE TEXAS UTILITIES OFFER



Texas Utilities has formulated a strategy to position itself to thrive in a more competitive environment and to identify new business investments that both capitalise on its core competencies and are complementary to its existing portfolio of businesses in order to grow earnings, broaden its market beyond the traditional service areas and expend customer services.



The acquisition of The Energy Group is further confirmation of Texas Utilities' commitment to this strategy. The Energy Group comprises a unique blend of electricity generation, supply and distribution assets, combined with strengths in natural gas and energy trading. Texas Utilities believes that the highly complementary nature of these activities to those of Texas Utilities, combined with The Energy Group's experience of operating within a deregulating market, will enable the enlarged group to capitalise upon the sharing of the expertise and best practices that reside within the two groups in each of these areas.



Texas Utilities expects the transaction to be earnings and cash flow enhancing in the first complete year following completion of the Acquisition and thereafter (prior to considering any synergy or other benefits that the transaction may give rise to). This statement should not be interpreted to mean that the future earnings per share of Texas Utilities, as enlarged by the acquisition of The Energy Group, will necessarily be greater than the historical published earnings per share of Texas Utilities.



3  THE PEABODY SALE AND CERTAIN CONSENTS



Subject to certain regulatory consents and to the Texas Utilities Offer becoming or being declared unconditional in all respects, The Energy Group has agreed to sell the Peabody Coal Business to an affiliated company of Lehman Brothers Merchant Banking Partners II L.P. for a cash consideration of approximately $2.3 billion plus the assumption of debt. The Peabody Sale does not require the approval of holders of Energy Group Securities in general meeting.



In demonstration of its commitment to acquire The Energy Group and to underline its expectation that all consents and confirmations relating to the Texas Utilities Offer and the Peabody Sale will be obtained within the normal timetable for an offer in the United Kingdom, Texas Utilities has acquired 77,500,000 Energy Group Shares, representing approximately 14.9 per cent. of The Energy Group's issued share capital.



4  DIRECTORS, MANAGEMENT AND EMPLOYEES



TU Acquisitions has given assurances to the Board of The Energy Group that the existing employment rights, including pension rights, of all TEG Group management and employees will be fully safeguarded. Texas Utilities looks forward to welcoming all TEG Group employees to the Texas Utilities Group.



5  ACTION TO BE TAKEN TO ACCEPT THE TEXAS UTILITIES OFFER



The procedure for acceptance of the Texas Utilities Offer is set out on pages (--) to (--) of this document and in the Acceptance Form. The Initial Closing Date will be 10.00 pm (London Time), 5.00 pm (New York City time), on 6 April 1998, unless extended.



6  HELPLINES FOR THE TEXAS UTILITIES OFFER



If you have any questions on the Texas Utilities Offer, please call the shareholder helplines on (--) (UK) or (--) (US). If you have any questions regarding the Acceptance Form, please call the UK Receiving Agent on (--) or the US Depositary on (--).



OUR OFFER REPRESENTS A PREMIUM OF 20 PENCE PER ENERGY GROUP SHARE TO THE INCREASED PACIFICORP OFFER. HOLDERS OF ENERGY GROUP SECURITIES ARE STRONGLY URGED TO ACCEPT OUR OFFER AS SOON AS POSSIBLE AND, IN ANY EVENT, BY NO LATER THAN 10.00 PM (LONDON TIME), 5.00 PM (NEW YORK CITY TIME) ON 6 APRIL 1998.

HOLDERS OF ENERGY GROUP SECURITIES WHO HAVE ALREADY ACCEPTED PACIFICORP'S OFFER MAY WITHDRAW THEIR ACCEPTANCES AT ANY TIME UNTIL PACIFICORP'S INCREASED OFFER BECOMES OR IS DECLARED WHOLLY UNCONDITIONAL, BY USING THE ENCLOSED NOTICE OF WITHDRAWAL.


                                            Yours faithfully



                                            Erle Nye


                                            Chairman and Chief Executive

[Lehman Brothers Logo]                                                                         [Merrill Lynch Logo]
LEHMAN BROTHERS INTERNATIONAL (EUROPE)                                                  Merrill Lynch International
One Broadgate, London EC2M 7HA
Regulated by the Securities and Futures Authority                               Registered in England (no. 2312079)
Member of the London Stock Exchange and the International   Registered Office: 25 Ropemaker Street, London EC2Y 9LY
Securities Market Association                             A Subsidiary of Merrill Lynch & Co., Inc., Delaware, USA.
Registered in England                                     Regulated by The Securities and Futures Authority Limited
                                                                                Member of the London Stock Exchange



                                                                    9 March 1998


To holders of Energy Group Securities and, for information only, to participants in the Energy Group Share Schemes

Dear Sir/Madam


CASH OFFER BY LEHMAN BROTHERS AND MERRILL LYNCH ON BEHALF OF TU ACQUISITIONS FOR THE ENERGY GROUP


1  INTRODUCTION


This letter contains the formal offer from Texas Utilities. The Texas Utilities Offer and this document are subject to the applicable requirements of both the United Kingdom City Code and US federal securities laws.


2  THE TEXAS UTILITIES OFFER


On behalf of TU Acquisitions, we hereby offer to purchase, upon the terms and subject to the Conditions set out in this document and in the relevant Acceptance Form, all outstanding Energy Group Securities, for 840 pence in cash per Energy Group Share and L33.60 in cash per Energy Group ADS, together with the benefits of the Share Alternative and the Loan Note Alternative referred to in paragraphs 4 and 5 below and the right to elect to receive the consideration in US dollars set out in paragraph 19 below.



The Texas Utilities Offer values the fully diluted share capital of The Energy Group at approximately L4.45 billion (assuming the exercise in full of all outstanding options and the vesting of all outstanding awards under the Energy Group Share Schemes). The Texas Utilities Offer represents a premium of:



     - 20 pence to the Increased PacifiCorp Offer of 820 pence per Energy Group Share; and



     - 49.6 per cent. to the Closing Price of 561.5 pence per Energy Group Share on 9 June 1997, the last dealing day before the announcement by The Energy Group that it was in talks with PacifiCorp in relation to the Original PacifiCorp Offer, and



     - 22.9 per cent. to the Closing Price of 685.5 pence per Energy Group Share on 23 January 1998, the last dealing day prior to the announcement by The Energy Group that it was in talks with parties other than PacifiCorp which might lead to an offer.



Energy Group Securities will be acquired under the Texas Utilities Offer fully paid and free from all liens, charges, equities, encumbrances and other interests and together with all rights now and hereafter attaching thereto, including, without limitation, the right to receive and retain all dividends, interest and other distributions (if any) declared, made or paid on or after 2 March 1998, the date on which the original Texas Utilities offer was announced.


TO ACCEPT THE TEXAS UTILITIES OFFER YOU SHOULD RETURN THE RELEVANT ACCEPTANCE FORM AS SOON AS POSSIBLE AND, IN ANY EVENT, SO AS TO BE RECEIVED BY THE UNITED KINGDOM RECEIVING AGENT OR THE US DEPOSITARY NO LATER THAN 10.00 PM (LONDON
TIME), 5.00 PM (NEW YORK CITY TIME) ON [-] 1998. THE PROCEDURE FOR ACCEPTANCE OF THE TEXAS UTILITIES OFFER IS SET OUT IN PARAGRAPH 17 ("PROCEDURE FOR ACCEPTANCE OF THE TEXAS UTILITIES OFFER") BELOW, IN PARAGRAPHS 10, 11, 12 AND 13 OF PART B OF APPENDIX I BELOW AND IN THE ACCOMPANYING ACCEPTANCE FORM.

IF YOU WISH TO WITHDRAW FROM THE RENEWED PACIFICORP OFFER OR THE INCREASED PACIFICORP OFFER AND YOU WISH TO ACCEPT THE TEXAS UTILITIES OFFER, YOU SHOULD DELIVER A WRITTEN NOTICE OF WITHDRAWAL TO THE PACIFICORP AGENT TO WHOM THE ACCEPTANCE WAS SENT AS SOON AS POSSIBLE --, RETRIEVE ANY ENERGY GROUP SECURITIES TENDERED TO SUCH PACIFICORP AGENT AND ACCEPT THE TEXAS UTILITIES OFFER AS PROVIDED IN PARAGRAPHS 10 AND 11 OF PART B OF APPENDIX I BELOW. FOR THIS PURPOSE YOU MAY USE THE ENCLOSED NOTICE OF WITHDRAWAL.


3  TERMS AND CONDITIONS OF THE TEXAS UTILITIES OFFER

The Texas Utilities Offer is subject to the Conditions and further terms set out in Appendix I below. The following summary of certain of the Conditions and terms of the Texas Utilities Offer is subject to and qualified in its entirety by reference to Appendix I below.


The Texas Utilities Offer is conditional on, amongst other things, valid acceptances being received (and not, where permitted, withdrawn) by the Initial Closing Date in respect of not less than 90 per cent. in nominal value of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) to which the Texas Utilities Offer relates (the "90 per cent. threshold"), or such lesser percentage as TU Acquisitions may decide, provided that the Acceptance Condition shall not be satisfied unless TU Acquisitions and its wholly-owned subsidiaries shall have acquired or agreed to acquire (in accordance with the requirements of Notes 4 to 6 of Rule 10 of the City Code, to which reference is made in paragraph 13(b) of Part B of Appendix I below), whether pursuant to the Texas Utilities Offer or otherwise, Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) carrying in aggregate more than 50 per cent. of the voting rights then exercisable at general meetings of The Energy Group and provided further that the Acceptance Condition shall be capable of being satisfied only at a time when all other Conditions have been satisfied, fulfilled or waived. If the 90 per cent. threshold is satisfied before the Initial Closing Date, the Acceptance Condition (subject to any permitted reduction in the acceptance threshold) must continue to be satisfied on the Initial Closing Date, by reference to the facts then subsisting.


TU Acquisitions expects that it will reduce the percentage of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) required to satisfy the Acceptance Condition at some time prior to all the Conditions being satisfied, fulfilled or, where permitted, waived. At least five Business Days prior to any reduction in the percentage of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) required to satisfy the Acceptance Condition, TU Acquisitions will announce that it has reserved the right to reduce the Acceptance Condition. TU Acquisitions will not make such an announcement unless it believes there is a significant possibility that sufficient Energy Group Securities will be tendered to permit the Acceptance Condition to be satisfied at such reduced level. Holders of Energy Group Securities who are not willing to accept the Texas Utilities Offer if the Acceptance Condition is reduced to the minimum permitted level should either not accept the Texas Utilities Offer until the Subsequent Offer Period or be prepared to withdraw their acceptances promptly following an announcement by TU Acquisitions of its reservation of the right to reduce the Acceptance Condition.

The Initial Offer Period will expire at 10.00 pm (London time), 5.00 pm (New York City time), on [-] 1998, unless extended. At the conclusion of the Initial Offer Period, including any extension thereof, if all Conditions have been satisfied, fulfilled or, where permitted, waived, the Texas Utilities Offer will be extended for a Subsequent Offer Period of at least 14 calendar days. Holders of Energy Group Securities will have the right to withdraw their acceptances of the Texas Utilities Offer during the Initial Offer Period, but not during the Subsequent Offer Period, except in certain limited circumstances. TU Acquisitions reserves the right (but will not be obliged) at any time to extend the Initial Offer Period, provided that TU Acquisitions may not extend the Initial Offer Period beyond [-] 1998 without the consent of the Panel. TU Acquisitions may terminate any extension of the Initial Offer Period (other than an extension required by the City Code or the Exchange Act) prior to its scheduled expiry if all Conditions have been satisfied, fulfilled or, where permitted, waived. In that case, the Initial Offer Period and, consequently, withdrawal rights, except in certain limited circumstances, will terminate immediately.

If all of the Conditions are satisfied, fulfilled or, where permitted, waived within the time permitted, payment for tendered Energy Group Securities will be made as provided in paragraph 19 ("Settlement") below.

If all Conditions are satisfied, fulfilled or, where permitted, waived and TU Acquisitions acquires or contracts to acquire, pursuant to the Texas Utilities Offer or otherwise, at least 90 per cent. in nominal value of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) to which the Texas Utilities Offer relates, it will be entitled to, and intends to, acquire the remaining Energy Group Securities on the same terms as the Texas Utilities Offer pursuant to and subject to sections 428 to 430 F (inclusive) of the Companies Act. See paragraph 11 of Appendix VIII ("Compulsory Acquisition") below.


Whether or not TU Acquisitions is in a position to effect the compulsory acquisition of any outstanding Energy Group Shares in accordance with the Companies Act as referred to above, and irrespective of the size of any outstanding minority in The Energy Group, TU Acquisitions intends to seek to procure, after the Texas Utilities Offer becomes or is declared unconditional, an application by The Energy Group to the London Stock Exchange for Energy Group Shares to be delisted and an application by The Energy Group to the NYSE for Energy Group ADSs to be delisted. The London Stock Exchange has confirmed that it would agree to the delisting of the Energy Group Shares in those circumstances.



Shareholders of corporations organised under the laws of certain US states have, subject to a number of significant exceptions, "appraisal rights" with respect to their shares in connection with certain transactions (including mergers, consolidations and acquisitions). These appraisal rights typically confer on dissenting shareholders the right to have a court determine the fair value of their shares and require the surviving or resulting corporation to pay such fair value to such shareholders. As The Energy Group is incorporated under the laws of England and Wales, holders of Energy Group Securities have no such appraisal rights in connection with the Texas Utilities Offer. However, in the event that the compulsory acquisition procedures referred to herein are available to TU Acquisitions, holders of Energy Group Securities whose Energy Group Securities have not been purchased pursuant to the Texas Utilities Offer will have certain rights under Section 430C of the Companies Act to object to their acquisition by TU Acquisitions under the compulsory acquisition procedures. See paragraph 9 of Appendix VIII ("Compulsory Acquisition") below.


4  LIMITED SHARE ALTERNATIVE


Subject to the limitations set out below, holders of Energy Group Securities who validly accept the Texas Utilities Offer may elect to receive, instead of cash consideration for all (but not part) of their Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs), that number of New Texas Utilities Shares with a value (the "Share Alternative Value") equal to 865 pence for each Energy Group Share based on the average of the closing prices of shares of Texas Utilities Common Stock on the NYSE for the 20 consecutive dealing days ending on the day (the "Calculation Day") falling three dealing days prior to the date on which, in the absence of unforeseen circumstances, TU Acquisitions intends to declare the Texas Utilities Offer unconditional in all respects. As soon as practicable after the Share Alternative Ratio, as defined below, has been calculated, and in any event no later than 3.00 pm (London time), 10.00 am (New York City time) on the dealing day immediately following the Calculation Day, TU Acquisitions will announce the Share Alternative Ratio, as defined below, and state that, in the absence of unforeseen circumstances, it intends to declare the Texas Utilities Offer unconditional in all respects on the date falling two dealing days following such announcement. For the purpose of determining the number of New Texas Utilities Shares receivable by a holder of Energy Group ADSs, each Energy Group ADS shall be deemed to represent four Energy Group Shares.


     CALCULATION OF ENTITLEMENTS UNDER THE SHARE ALTERNATIVE


The number of New Texas Utilities Shares receivable by a holder of Energy Group Securities who validly elects for the Share Alternative will be based on the number of Energy Group Shares in respect of which the relevant holder has or is deemed to have accepted the Texas Utilities Offer, scaled down as necessary on the pro rata basis referred to below under the heading "Limited availability of the Share Alternative". Such scaled down number of Energy Group Shares will be multiplied by the Share Alternative Ratio and the resultant figure rounded down to the nearest whole number to determine the number of New Texas Utilities Shares that will be issued to the relevant holder of Energy Group Securities. The Share Alternative Ratio for determining the number of New Texas Utilities Shares per Energy Group Share will be 865 pence (the "Share Alternative

Value") divided by the New Texas Utilities Share Price, rounded down to the nearest three decimal places and subject to a maximum Share Alternative Ratio of
0.390. The New Texas Utilities Share Price will be calculated as the average of the closing prices of shares of Texas Utilities Common Stock on the NYSE Composite Tape on the 20 consecutive dealing days ending on the Calculation Day, converted into pounds sterling from US dollars at the Noon Buying Rate on the Calculation Day and expressed by a number of pence.



By the way of illustration, there follows a worked example of the calculation of an entitlement under the Share Alternative. Assuming the Calculation Day were -- March 1998 (the latest practicable dealing day before the date of this document): the New Texas Utilities Share Price would be -- pence (based on the average of the closing price of Texas Utilities Common Stock on the NYSE Composite Tape on the 20 consecutive dealing days ending on such Calculation Day and a Noon Buying Rate on that day of $-- per L1) and the Share Alternative Ratio would be --. Accordingly, a holder of 100 Energy Group Shares or 25 Energy Group ADSs who validly elected for the Share Alternative in respect of the entire holding would, assuming no requirement for scaling down of his election, be entitled to receive -- New Texas Utilities Shares.



The following table illustrates the entitlement of such a holder, assuming the same Noon Buying Rate of $--per L1, on the basis of the following possible New Texas Utilities Share Prices:



     NEW TEXAS UTILITIES SHARE PRICE                                                      ENTITLEMENT
  -------------------------------------                                        ---------------------------------
                                          SHARE ALTERNATIVE     PRODUCT OF        NEW TEXAS
            $                  L                RATIO            C X 100       UTILITIES SHARES        CASH
           (A)                (B)                (C)               (D)               (E)               (F)
  ---------------------  --------------   -----------------   --------------   ----------------   --------------
                   [--]
                   [--]
                   [--]
                   [--]           22.18             0.390               39.0                39
                   [--]            [--]             0.390(1)            39.0                39              [--]



Notes



(E) Represents the result of rounding down to the nearest whole number that number appearing in column (D)



(1)  Represents the maximum Share Alternative Ratio


     VALUE OF THE SHARE ALTERNATIVE


The average of the closing prices of shares of Texas Utilities Common Stock for the 20 consecutive dealing days ending on the Calculation Date may vary from the average closing price of $-- used in the worked example above.



TU Acquisitions will announce, at or about 12 noon on a daily basis through the London Stock Exchange, commencing on the day after the posting of this Offer Document and concluding on the Calculation Day, the rolling average closing prices of shares of Texas Utilities Common Stock on the NYSE Composite Tape calculated on the 20 consecutive dealing days ending on the day immediately preceding the day on which the announcement is made, converted into pounds sterling from US dollars at the Noon Buying Rate on the Business Day immediately preceding the date of such announcement. The announcement will also specify the Share Alternative Ratio that would apply if the day on which such announcement is made was the Calculation Day and an illustration of the number of New Texas Utilities Shares to which a holder of Energy Group Securities who validly elected for the Share Alternative would become entitled assuming no scaling down of his election.



     LIMITED AVAILABILITY OF THE SHARE ALTERNATIVE



The maximum number of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) which can be exchanged for New Texas Utilities Shares pursuant to the Share Alternative is limited to 20 per cent. of the fully diluted number of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs). As a result, if elections (including Potential Elections, as defined below) for the Share Alternative exceed the 20 per cent. limit, it will be necessary to scale down these elections on the basis described below. If it becomes necessary to calculate such a scale down, the terms of the Texas Utilities Offer and applicable law requires that there be taken into account not only those Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) in respect of which elections have been made for the Share Alternative up to and including the tenth day after the Texas Utilities Offer becomes wholly unconditional, but also those Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) which may be tendered or otherwise acquired by TU Acquisitions after such tenth day. The scale down ratio will be determined using the following formula:



                           Scale Down Ratio = A


                                              --

                                              B+C



where: A is 20 per cent. of the fully diluted number of Energy Group Shares
       (including Energy Group Shares represented by Energy Group ADSs);



       B is the actual number of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) tendered under the Share Alternative up to and including the tenth day after the Texas Utilities Offer becomes wholly unconditional; and



       C is 100 per cent. of the Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) which may be tendered, or otherwise acquired by TU Acquisitions, following the tenth day after the Texas Utilities Offer becomes wholly unconditional ("Potential Elections").



In order for each holder of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) who has elected for the Share Alternative to determine the actual number of such tendered Energy Group Shares which will be exchanged for New Texas Utilities Shares, each such holder would multiply those Energy Group Shares (including Energy Group Shares represented by Energy Group
ADSs) which he/she tendered by the scale down ratio.



An example of the calculation of the scale down ratio is set out below, based on the following assumptions:



Fully diluted number of Energy Group Shares (including
  Energy Group Shares represented by Energy Group ADSs).....  530,000,000
Actual number of Energy Group Shares (including Energy Group
  Shares represented by Energy Group ADSs) tendered for
  Share Alternative up to and including the tenth day after
  the Texas Utilities Offer becomes wholly unconditional....  159,000,000
100 per cent. of the Potential Elections of Energy Group
  Shares (including Energy Group Shares represented by
  Energy Group ADSs)........................................   79,500,000
Number of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) tendered by an
  individual holder for the Share Alternative...............          750
                                          20% (530,000,000)                    106,000,000
        Scale Down Ratio      =      ---------------------------       =       ------------       =      .4444
                                       159,000,000 + 79,500,000                238,500,000
Number of individual holder's Energy
  Group Shares (including Energy Group
  Shares represented by Energy Group
  ADSs) permitted to be tendered for
  the Share Alternative after           750 X .4444 = 333.3 Energy Group
  application of scale down ratio.....  Shares

If it becomes necessary to scale down elections for the Share Alternative, each such election, if validly made, will be scaled down by Lehman Brothers and Merrill Lynch, as nearly as practicable, by the same proportion as such election bears to all such elections. Further details of this pro rata scaling down are set out in paragraph 4 of Part B of Appendix I.


     PAYMENT IN THE EVENT OF SCALING DOWN AND/OR IN LIEU OF FRACTIONAL ENTITLEMENTS

No fractions of New Texas Utilities Shares will be issued. In lieu of any such fraction, a holder of Energy Group Securities electing for the Share Alternative will receive cash consideration equivalent to such fraction multiplied by the New Texas Utilities Share Price.


To the extent that a valid election for the Share Alternative by a holder of Energy Group Securities is scaled down, such holder will be entitled to receive, in addition to the New Texas Utilities Shares to which he will be entitled, the cash consideration in respect of his Energy Group Securities for which he did not receive New Texas Utilities Shares as a result of the scaling down as if he had not elected for the Share Alternative in respect of such Energy Group Securities.



Any cash amounts payable to a holder of Energy Group Securities in lieu of fractional entitlements and pursuant to any scaling down will be aggregated and if the aggregate amount is less than L3.00 will not be paid to holders of Energy Group Securities but will be retained for the benefit of TU Acquisitions.


     TEXAS UTILITIES COMMON STOCK

The New Texas Utilities Shares will when issued, rank pari passu in all respects with the existing issued and outstanding shares of Texas Utilities Common Stock, including the right to receive any future dividends and other distributions declared, paid or made after the date of issuance of such shares.

The Texas Utilities Common Stock is listed on the NYSE, the CSE and the PSE, but is not listed on the London Stock Exchange. Texas Utilities has not applied for admission of shares of Texas Utilities Common Stock to the Official List of the London Stock Exchange but retains its discretion to make such application.

Texas Utilities has filed with the SEC a Registration Statement covering the offer and sale of New Texas Utilities Shares pursuant to the Share Alternative, and intends to apply for listing of such shares on the NYSE, the CSE and the PSE. Holders of Energy Group Shares who have no existing arrangements to trade such shares should take into account the difficulty and expenses associated with trading Texas Utilities Common Stock when making their investment decision with respect to the Texas Utilities Offer and in particular the Share Alternative.


Your decision as to whether to elect to receive any New Texas Utilities Shares under the Share Alternative will depend upon your individual circumstances including your investment criteria and tax position. You should bear in mind that the pounds sterling value of an investment in Texas Utilities and any dividend income from that investment (payable in US dollars and subject to US withholding tax) will be affected by the prevailing dollar/pounds sterling exchange rate. A history of the US dollar/pounds sterling exchange rate for the past five years is set out in Appendix VII of this document.


If you are in any doubt as to the course of action you should follow, you should consult your professional adviser.

5  LOAN NOTE ALTERNATIVE

A Loan Note Alternative is available to holders of Energy Group Shares (other than persons who are citizens or residents of the United States and certain other overseas shareholders) who validly accept the Texas Utilities Offer, on the basis of L1 nominal of Loan Notes for every L1 of cash that they would otherwise receive under the Texas Utilities Offer, subject to aggregate valid elections being received on or before the date on which all the Conditions are satisfied, fulfilled or waived, as applicable, for in excess of L1 million nominal value of Loan Notes. If insufficient elections are received, holders of Energy Group Shares who validly accept the Texas Utilities Offer and elect for the Loan Note Alternative will instead receive cash in accordance with the terms of the Texas Utilities Offer. Subject as aforesaid, the Loan Note Alternative will remain open as long as the Texas Utilities Offer is open for acceptance. Where an Energy Group shareholder elects or is deemed to have elected for the Loan Note Alternative in respect of all the Energy Group Shares for which he has accepted the Texas Utilities Offer, fractional entitlements to Loan Notes will be disregarded and not paid.


Merrill Lynch has advised that, based on market conditions on 9 March 1998 (the latest practicable date prior to the publication of this document), in their opinion, if the Loan Notes had then been in issue, the value of each L1 nominal of Loan Notes would have been approximately 98 pence.


In considering the Loan Note Alternative, holders of Energy Group Shares should note that the obligations of TU Acquisitions are not guaranteed or secured.

A summary of the terms of the Loan Notes, including provisions relating to the calculation of the interest rate on the Loan Notes, is set out in Appendix III below.

6  FINANCIAL EFFECTS OF ACCEPTANCE OF THE TEXAS UTILITIES OFFER


The following table shows, for illustrative purposes only, and on the bases and assumptions set out in the notes below, the financial effects of acceptance of the Texas Utilities Offer (either entirely for cash or on the basis that elections are made in full under the Share Alternative) on capital value and income for a holder of 100 Energy Group Shares, if the Texas Utilities Offer becomes or is declared unconditional in all respects:



                                                                      CASH          SHARE
                                                                     OFFER    ALTERNATIVE
                                                           NOTES     PENCE          PENCE
(a) CAPITAL VALUE
Cash consideration of 840p per Energy Group Share........           840.00          --
Market value of [-] New Texas Utilities Shares...........   (1)         --         [-]
Market value of 100 Energy Group Shares..................   (2)     778.50      778.50
                                                                    ------      ------
Increase in capital value................................            61.50       86.50
                                                                    ======      ======
Representing an increase of..............................              7.9%       11.1%
                                                                    ======      ======
(b) INCOME
Income from cash consideration...........................   (3)        [-]          --
Dividend income on [-] New Texas Utilities Shares........   (4)         --         [-]
                                                                    ------      ------
Net dividend income on 100 Energy Group Shares...........   (5)      27.50       27.50
                                                                    ------      ------
Increase in income.......................................              [-]         [-]
                                                                    ======      ======
Representing an increase of..............................              [-]%        [-]%
                                                                    ======      ======


---------------


(1) The market value of a New Texas Utilities Share is based on the closing price of $[-] as derived from the NYSE Composite Tape and converted into pounds sterling at the Noon Buying Rate on 5 March 1998, being the latest practicable date prior to publication of this document.



(2) The market value of an Energy Group Share is based on the Closing Price of 778 1/22p on 27 February 1998, being the last dealing day prior to announcement of the original Texas Utilities offer.



(3) The income from the cash consideration has been calculated on the assumption that the cash is re-invested in British Government securities so as to achieve an income of [-] per cent. per annum, being the average gross redemption yield on medium coupon British Government fixed interest rate securities of maturities of 5 to 15 years, as derived from the FT Actuaries Index as at 5 March 1998 as published in the Financial Times on 6 March 1998, the latest practicable date prior to publication of this document. For Energy Group Shareholders who are UK basic rate taxpayers, the net interest income on L[-] cash would be L[-] (assuming a rate of taxation of 23%).

(4) The dividend income on a Texas Utilities Share is based on the aggregate dividend of $2.125 per Texas Utilities Share in respect of the year ended 31 December 1997.



(5)  The dividend income on an Energy Group Share is based on dividend of 5.5p
     (net) per Energy Group Share in respect of the period from 1 January to 31 March 1997 multiplied by 4 and grossed up by a factor of 100/80.



(6) No account has been taken of any liability to taxation nor the treatment of fractions in assessing the financial effects of acceptance (except as mentioned in Note (3) above.)


7  ACCOUNTING TREATMENT

The Acquisition will be accounted for by Texas Utilities as a "purchase" for financial accounting purposes in accordance with US GAAP. The purchase price (i.e., the consideration) will be allocated based on the fair value of The Energy Group's assets acquired and liabilities assumed. Such allocations will be made based upon valuations and other studies that have not been finalized as of the date hereof. The excess of the purchase price of the Acquisition over the amounts so allocated will be allocated to goodwill.

8  REGULATION

The Texas Utilities Offer is subject to certain regulatory consents and confirmations being obtained. Amongst other approaches to relevant regulatory authorities, TU Acquisitions is making a submission to the Office of Fair Trading concerning the Texas Utilities Offer and, together with The Energy Group, will enter into discussions with the DGES. The Peabody Sale is subject to the conditions described in paragraph 10 below.

It is currently anticipated that all consents and confirmations required under the Texas Utilities Offer and the Peabody Sale will be received within the normal timetable for an offer in the United Kingdom.

TU Acquisitions will not invoke either of Conditions (d) or (e) of the Texas Utilities Offer in respect of the DGES seeking, or indicating that it is his intention to seek, modifications to any of The TEG Group's licences under the Electricity Act 1989 or undertakings or assurances from any member of the Texas Utilities Group or the TEG Group provided that such modifications, undertakings or assurances substantially reflect the assurances proposed by the DGES to PacifiCorp in connection with the referral of the Original PacifiCorp Offer to the Monopolies and Mergers Commission (as described in the Monopolies and Mergers Commission Report relating to the Original PacifiCorp Offer published on 19 December 1997) or are substantially in keeping with the proposals outlined by the DGES in his consultation paper dated 24 February 1998 regarding modifications to public electricity supply licences following takeovers.

The full text of the Conditions to the Texas Utilities Offer is set out in Appendix I.

Further details of regulatory issues applicable to the Texas Utilities Offer are set out in paragraph 12 of Appendix VIII ("Legal and regulatory matters") below.


9  BACKGROUND TO AND REASONS FOR THE TEXAS UTILITIES OFFER



Texas Utilities has formulated a strategy to position itself to thrive in a more competitive environment and to identify new business investments that both capitalize on its core competencies and are complementary to its existing portfolio of businesses in order to grow earnings, broaden its markets beyond the traditional service areas and expand customer services.



The acquisition of The Energy Group is further confirmation of Texas Utilities' commitment to this strategy. The Energy Group comprises a unique blend of electricity generation, supply and distribution assets, combined with strengths in natural gas and energy trading. Texas Utilities believes that the highly complementary nature of these activities to those of Texas Utilities, combined with The Energy Group's experience of operating within a deregulating market, will enable the enlarged group to capitalise upon the sharing of the expertise and best practices that reside within the two groups in each of these areas.

Texas Utilities expects the transaction to be earnings and cash flow enhancing in the first complete year following completion of the Acquisition and thereafter (prior to considering any synergy or other benefits that the transaction may give rise to). This statement should not be interpreted to mean that the future earnings per share of Texas Utilities, as enlarged by the acquisition of The Energy Group, will necessarily be greater than the historical published earnings per share of Texas Utilities.



10  INFORMATION ON THE TEXAS UTILITIES GROUP


TEXAS UTILITIES AND ITS SUBSIDIARIES


Texas Utilities is a Texas corporation organized in 1996 for the purpose of becoming the holding company for TEI, formerly Texas Utilities Company, and ENSERCH upon the mergers of TEI and ENSERCH with wholly-owned subsidiaries of Texas Utilities ("Mergers"). At the effective time of the Mergers, (i) Texas Utilities changed its name from TUC Holding Company to Texas Utilities Company,
(ii) TEI changed its name from Texas Utilities Company to Texas Energy Industries, Inc., (iii) all shares of common stock of TEI were automatically converted into an equal number of shares of Texas Utilities Common Stock, (iv) ENSERCH distributed to its shareholders ENSERCH's entire interest in its former subsidiaries, Lone Star Energy Plant Operations, Inc. and Enserch Exploration, Inc., and (v) each share of common stock of ENSERCH was automatically converted into approximately 0.225 of a share of Texas Utilities Common Stock.


     TEI, a Texas corporation, is a holding company whose principal subsidiary, TU Electric, is an operating public utility company engaged in the generation, purchase, transmission, distribution and sale of electric energy in the north central, eastern and western portions of Texas, an area with a population estimated at 5,890,000. Two other subsidiaries of TEI are engaged directly or indirectly in public utility operations: (i) SESCO, which is engaged in the purchase, transmission, distribution and sale of electric energy in ten counties in the eastern and central parts of Texas, with a population estimated at 126,900 and (ii) TU Australia, which in 1995 acquired the common stock of Eastern Energy, a company engaged in the purchase, distribution, marketing and sale of electric energy to approximately 481,000 customers in the Melbourne area of Australia. Eastern Energy is not affiliated with The Energy Group or any of its subsidiaries. Neither SESCO nor Eastern Energy generates any electricity. TEI also has other wholly-owned subsidiaries which perform specialized functions within the Texas Utilities Company system.


ENSERCH, a Texas corporation, is an integrated company focused on natural gas. ENSERCH operate primarily in the north central and eastern parts of Texas. Its major business operations are natural gas pipelines, processing, marketing and distribution. Through these business operations, ENSERCH is engaged in owning and operating interconnected natural gas transmission lines, underground storage reservoirs, compressor stations and related properties in Texas; gathering and processing natural gas to remove impurities and extract liquid hydrocarbons for sale; and the wholesale and retail marketing of natural gas in several areas of the United States; and owning and operating approximately 550 local gas utility distribution systems in Texas.



In November 1997, Texas Utilities consummated the acquisition of LCC, a privately held, independent local exchange telephone company, with sixteen exchanges that serve approximately 100,000 access lines in the Alto, Conroe and Lufkin areas of southeast Texas. LCC also provides access services to a number of interexchange carriers who provide long distance services. LCC owns fiber optic cable systems which it leases to interexchange carriers, leases radio communications towers, and provides Internet access, cellular mobile telephone, radio paging and private branch exchange (PBX) services to local customers. LCC also provides interchange long distance services, with the primary focus being on business customers. Approximately 8.7 million shares of Texas Utilities Common Stock were issued to LCC shareholders in a stock for stock exchange. Approximately $31 million of LCC's long-term debt remains outstanding.


The principal executive offices of Texas Utilities are located at 1601 Bryan Street, Dallas, Texas 75201-3411; the telephone number is (214) 812-4600.

TU Acquisitions, a wholly-owned subsidiary of Texas Utilities, is a public limited company incorporated in England and Wales on 27 October 1997.

SELECTED HISTORICAL AND PRO FORMA TEXAS UTILITIES FINANCIAL DATA

The Acquisition will be treated as a purchase for accounting purposes. The Energy Group assets acquired and liabilities assumed will be recorded at their fair value.

The following selected historical financial data of Texas Utilities for each of the five years in the period ended 31 December 1997 is derived from the consolidated financial statements included in the Texas Utilities Current Report on Form 8-K dated 26 February 1998, which have been audited by Deloitte & Touche LLP, independent public accountants, and selected financial data included in the TEI 10-K, each incorporated by reference herein.

The selected unaudited pro forma financial data of Texas Utilities for the year 31 December 1997 is derived from the historical financial statements of Texas Utilities and The Energy Group and gives effect to the Acquisition, Peabody Sale and Texas Utilities' acquisitions of ENSERCH and LCC (together, the "Pro Forma Transactions"). The balance sheet data is presented as if the Pro Forma Transactions had occurred on 31 December 1997, and the income statement data assumes the Acquisition and Peabody Sale occurred at the beginning of such period. This information is not necessarily indicative of the financial results that would have occurred had the above-described events been consummated on the indicated dates, or of Texas Utilities' future financial results, and should be read in conjunction with the historical financial statements of Texas Utilities and The Energy Group and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Texas Utilities and The Energy Group incorporated by reference or included herein and "Unaudited Pro Forma Condensed Consolidated Financial Statements" included elsewhere herein.


                                                                                HISTORICAL    PRO FORMA
                                                 HISTORICAL                       TEXAS         TEXAS
                                                     TEI                        UTILITIES     UTILITIES
                                ---------------------------------------------   ----------   ------------
                                                  YEAR ENDED 31 DECEMBER                      YEAR ENDED
                                ----------------------------------------------------------   31 DECEMBER
                                  1993        1994        1995        1996         1997          1997
                                ---------   ---------   ---------   ---------   ----------   ------------
                                                                                              UNAUDITED
                                         (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
BASIC INCOME STATEMENT DATA
  Operating Revenues..........  $ 5,434.5   $ 5,663.5   $ 5,638.7   $ 6,550.9   $ 7,945.6     $14,544.0
  Net Income (Loss)(a)........      368.7       542.8      (138.6)      753.6       660.5         778.0
  Per Share of Common Stock
     Basic Earnings
       (Loss)(a)..............       1.66        2.40        (.61)       3.35        2.86          2.95
     Diluted Earnings
       (Loss).................       1.66        2.40        (.61)       3.35        2.85          2.93
     Dividends Declared.......       3.08        3.08        2.81       2.025       2.125         2.125
BALANCE SHEET DATA (at period
  end)
  Total Assets................  $21,518.1   $20,893.4   $21,535.9   $21,375.7   $24,874.1     $37,709.0
  Long-term Debt, less amounts
     due currently............    8,379.8     7,888.4     9,174.6     8,668.1     8,759.4      15,941.0
  Preferred Stock
     Not Subject to Mandatory
       Redemption.............    1,083.0       870.2       489.7       464.4       304.2         304.2
     Subject to Mandatory
       Redemption.............      396.9       387.5       263.2       238.4        20.6          20.6
  TU Electric Obligated,
     Mandatorily Redeemable,
     Preferred Securities of
     Trusts Holding Solely
     Debentures of TU
     Electric(b)..............         --          --       381.5       381.3       875.1         875.1
  Common Stock Equity.........    6,571.0     6,490.0     5,731.7     6,032.9     6,843.1       7,598.0
                                ---------   ---------   ---------   ---------   ---------     ---------
     Total Capitalization.....  $16,430.7   $15,636.1   $16,040.7   $15,785.2   $16,802.4     $24,738.9
                                =========   =========   =========   =========   =========     =========


---------------

(a) The year ended 31 December 1993 was affected by the recording of regulatory disallowances in TU Electric's Docket 11735. The year ended 31 December 1995 was affected by the impairment of several nonperforming assets, including TU Electric's partially completed Twin Oak and Forest Grove lignite-fueled facilities and the New Mexico coal reserves of a subsidiary, as well as several minor assets. Such impairment, on an after-tax basis, amounted to $802 million. (See the TEI 10-K). The year ended 31 December 1997 includes a one time base revenue refund of $80 million as a result of a settlement with the Public Utility Commission of Texas (PUC) and a fuel disallowance charge of $80 million as a result of a fuel reconciliation proceeding before the PUC. (See the 26 February 1998 Form 8-K.)

(b) The sole assets of such trusts consist of junior subordinated debentures of TU Electric in principal amounts, and having other payment terms, corresponding to the securities issued by such trusts.

Further information on Texas Utilities is set out in Appendix V below.

10  INFORMATION ON THE ENERGY GROUP

The TEG Group is a diversified international energy group which includes Eastern, one of the leading integrated electricity and gas groups in the United Kingdom, and Peabody, the world's largest private producer of coal. The Energy Group has entered into an agreement to sell the Peabody Coal Business to an affiliated company of Lehman Merchant, subject to the conditions summarised in paragraph 8 below.

Through Eastern, The Energy Group is involved in a wide range of operations:

     - Eastern Generation, the fourth largest generator of electricity in Great Britain, currently owns, operates or has an interest in eight power stations, representing approximately 10 per cent. of the United Kingdom's total registered generating capacity as at 31 March 1997;


     - Eastern Power & Energy Trading manages for the TEG Group the price and volume risks associated with the generation, wholesaling and sale to end users of electricity. These exposures are managed by trading its contract portfolio and by bidding Eastern's generation output into the Electricity Pool (the electricity trading market in England and Wales). It also has small equity interests in three natural gas-producing fields in the North Sea;


     - Eastern Natural Gas is one of the largest suppliers of natural gas in the United Kingdom after Centrica plc; and

     - Eastern Electricity is the largest supplier and distributor of electricity in England and Wales, with over three million customers and an authorised area covering approximately 20,300 sq. km. in the east of England and parts of North London.

Peabody is the largest producer of coal in the United States and operates 25 underground and surface mines in the United States and three surface mines in
Australia:

     - as at 31 March 1997, Peabody owned or controlled 9.5 billion tons of proven and probable coal reserves;

     - in the six months ended 31 March 1997, Peabody sold 81.4 million tons of coal worldwide and had an estimated 14.4 per cent. of the US market; and

     - Peabody Australia, one of the ten largest coal producers in Australia, has interests in four surface mines in New South Wales, three of which are currently in operation. Peabody's equity share of the coal sales of these mines amounted to 3.5 million tons in the six months ended 31 March 1997 and its equity share of the proven and probable reserves associated with these mines as at 31 March 1997 amounted to 466 million tons.

The Peabody Coal Business also includes Citizens Power, one of the leading US power marketing firms which was acquired by the TEG Group in May 1997. Its headquarters are in Boston and it has field offices in Milwaukee, Denver and Toronto.

On a pro forma basis for the year ended 31 March 1997, The Energy Group reported consolidated turnover of L4,460 million and consolidated profit on ordinary activities after taxation of L286 million. For the nine months ended 31 December 1997, The Energy Group reported unaudited consolidated turnover of L3,390 million and operating profits of L379 million before exceptional costs associated with the Original PacifiCorp Offer and restructuring charges.

THE PEABODY SALE

Subject to the conditions set out below, The Energy Group has agreed to sell the Peabody Coal Business to an affiliated company of Lehman Merchant for a cash consideration of $2.3 billion, payable on completion, plus the assumption of debt.


Information on the Peabody Coal Business is set out above. For the nine months ended 31 December 1997, the Peabody Coal Business contributed L1,014 million and L112 million to TEG Group turnover and operating profits respectively.


The Peabody Sale is conditional on the fulfilment of conditions to the following effect:


     (a) the Texas Utilities Offer becoming or being declared unconditional in all respects (and the Texas Utilities Offer not at that time being publicly opposed by the Board of The Energy Group);


     (b) the waiting period applicable to the Peabody Sale under the US HSR Act having expired or been terminated;


     (c) the consent of the Treasurer of the Commonwealth of Australia, acting in such capacity or through the body known as the Foreign Investment Review Board, having been given to the Peabody Sale (or to any aspect thereof as is subject to approval pursuant to the Foreign Acquisitions and Takeovers Act of Australia) either unconditionally or subject to such conditions as do not have and could not reasonably be expected to have a material adverse effect on the value of the relevant companies and their subsidiaries (taken as a whole);


     (d) FERC having issued an order approving the Peabody Sale or any aspect thereof which shall be subject to regulation by FERC on terms that do not have and could not reasonably be expected to have a material adverse effect on the value of the relevant companies and their subsidiaries (taken as a whole); and

     (e) no order having been issued (and remaining in effect) by any court or other governmental authority, and no statute, rule, regulation, executive order, decree or other order of any kind existing or having been enacted, entered or enforced by any governmental authority, which (in any such case to an extent which is material in the context of the Peabody Sale) prohibits, restrains or restricts completion of the Peabody Sale.


In the event that (i) the Peabody Sale is not completed because of a breach of condition (e) above and (ii) the Renewed PacifiCorp Offer (or any revision of that offer, including the Increased PacifiCorp Offer) lapses, Texas Utilities will, subject to certain exceptions, pay The Energy Group a break-fee of $50 million on 2 March 1999.


Texas Utilities has entered into an agreement with Lehman Merchant relating to the Peabody Sale which, (inter alia), provides for the parties to make certain payments to each other to reflect adjustments to the net assets of the Peabody Coal Business as shown in a post-completion balance sheet and contains other payment obligations of Texas Utilities in certain circumstances.

SUMMARY TEG GROUP FINANCIAL INFORMATION


     The following summary consolidated financial information of the TEG Group has been extracted from publicly available information and should be read in conjunction with, and is qualified in its entirety by reference to, the Financial Statements and Notes thereto appearing elsewhere in this Offer Document. See Appendix IV for the press release announcing the TEG Group's results for the nine months ended 31 December 1997.



                                                                                      SIX MONTHS ENDED AND
                                    YEAR ENDED AND AS AT 30 SEPTEMBER                    AS AT 31 MARCH
                           ----------------------------------------------------   ----------------------------
                           1992    1993    1994    1995    1996(1)   1996(1)(2)   1996(1)(2)   1997    1997(2)
                           -----   -----   -----   -----   -------   ----------   ----------   -----   -------
                            (L)     (L)     (L)     (L)      (L)        ($)          (L)        (L)      ($)
                                                                                   (UNAUD-
                                                                                   ITED PRO
                                                                                    FORMA)
                                                       (IN MILLIONS EXCEPT RATIOS)
PROFIT AND LOSS ACCOUNT DATA
AMOUNTS IN ACCORDANCE
  WITH UK GAAP
Turnover (sales)(1)......  1,088   1,087   1,247   1,446    3,635       5,961       1,826      2,519    4,131
Operating profit before
  exceptional items......    137      41      99     135      446         731         243        317      520
Operating profit after
  exceptional items......    137    (552)     99     135      490         804         287        297      487
Profit on disposal of
  First Hydro............     --      --      --      --       25          41          --         --       --
Profit/(loss)............     88    (600)     68      68      357         585         190        179      294
RATIO OF EARNINGS TO
  FIXED CHARGES..........   10.6      --     5.6     8.5      5.9         5.9         9.1        3.9      3.9
AMOUNTS IN ACCORDANCE
  WITH US GAAP
Sales....................                  1,247   1,446    3,635       5,961                  2,519    4,131
Operating
  profit/(loss)..........                     96     161     (142)       (233)                   299      490
Net income/(loss)........                     48      90     (108)       (177)                   177      290
[Dividend info]

BALANCE SHEET DATA
AMOUNTS IN ACCORDANCE
  WITH UK GAAP
Total assets.............  2,394   2,671   3,019   5,642    5,728       9,394                  6,745   11,061
Creditors due after more
  than one year..........    212     292     234     911      945       1,550                  1,665    2,714
Invested capital
  shareholders' equity...    896     899     972   2,108    2,185       3,583                  1,845    3,026
AMOUNTS IN ACCORDANCE
  WITH US GAAP
Total assets.............                  3,584   7,689    6,944      11,388                  7,935   13,013
Invested capital/
  shareholders' equity...                  1,224   3,716    3,056       5,012                  2,713    4,449


---------------

1. The results of operations of Eastern, which was acquired by Hanson in September 1995, are included above for periods beginning on or after 1 October 1995. The net assets of Eastern are included above at 30 September 1995 and each subsequent date.

2. Pounds sterling have been translated into US dollars solely for the convenience of the reader at $1.64 per L1.00, the Noon Buying Rate on 31 March 1997.

3. Turnover for the year ended 30 September 1996 is stated net of a special discount to electricity customers of L132 million relating to the flotation of National Grid Group plc.

4. Operating exceptional items in the year ended 30 September 1996 arise from the flotation of National Grid Group plc. See Note 7 to the Financial Statements.

5. Results for the year ended 30 September 1993 reflect a charge for impairment of coal assets of L578 million under The Energy Group's accounting policy for the impairment of long-lived assets which, under UK GAAP, is reflected in the year such impairment is considered to have been incurred.

6. The principal differences between UK GAAP and US GAAP which affect The Energy Group are described in Note 30 to Notes to the Financial Statements.

7. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest), together with an amount representative of the interest element of operating lease rentals. Under UK GAAP, fixed charges exceeded earnings by L566.9 million for the year ended 30 September 1993. Under US GAAP, fixed charges exceeded earnings by L200.0 million in the year ended 30 September 1996.

8. The pro forma operating results for the six months ended 31 March 1996 have been prepared on the same basis as that used by The Energy Group for prior periods adjusted to reflect net interest payable and taxation as if the Demerger had occurred at the beginning of the period. The pro forma adjustment to net interest payable reflects an additional pro forma interest charge calculated at 6.2% of the L381 million of additional net debt which was assumed would be allocated to The Energy Group on the Demerger. The L381 million of assumed additional net debt increased The Energy Group's net bank and other borrowings on a pro forma basis at 30 September 1996 to L1,440 million. The effective rate of 6.2% is based on the three month LIBOR at 30 September 1996 together with the margin payable under The Energy Group's credit facilities. The pro forma adjustment to taxation has been calculated to reflect the impact of the pro forma adjusted interest charge resulting from the assumed change in capital structure of The Energy Group following the Demerger and after allowing for group relief surrendered (L30 million) for no consideration by other Hanson Group companies.

11  COMPARATIVE PER SHARE DATA AND COMPARISON OF SHAREHOLDER RIGHTS.


     Refer to the "Unaudited Pro Forma Condensed Consolidated Financial Statements" included in Appendix VI.



             COMPARATIVE PER SHARE DATA                 TEXAS        TEXAS        TEXAS      ENERGY GROUP       EQUIVALENT
             HISTORICAL, PRO FORMA AND                UTILITIES    UTILITIES    UTILITIES     HISTORICAL       ENERGY GROUP
                     EQUIVALENT                       HISTORICAL    ADJUSTED    PRO FORMA      (US GAAP)       PRO FORMA(A)
             --------------------------               ----------   ----------   ---------   ---------------   ---------------
                                                          $            $            $         L        $        L        $
                                                      ----------   ----------   ---------   ------   ------   ------   ------
Year ended December 31, 1997
  Basic Earnings per share(b)(c)....................     2.86          2.70        2.95      46.1p      .76    64.6p     1.06
  Dividends declared per share(c)(d)................    2.125         2.125       2.125      13.5p      .22    46.5p     .765
As of December 31, 1997
  Book value per share(c)...........................    27.90         27.90       28.76       486p     7.97     629p    10.35


---------------


(a) The pro forma equivalent of one Energy Group Share is equal to the Texas Utilities pro forma combined per share data multiplied by an assumed exchange ratio of .360, being the Share Alternative Ratio used in the worked example on page 13 given under the heading "Calculation of entitlements under the Share Alternative".


(b)  Based on Income before Extraordinary Item

(c) Per share of Texas Utilities Common Stock or per Energy Group Share, as the case may be.

(d) Amounts for Texas Utilities represent historical dividends declared per share of Texas Utilities Common Stock.

COMPARISON OF SHAREHOLDER RIGHTS

     There are a number of differences between the rights attaching to shares of Texas Utilities Common Stock, as detailed above, and those attaching to Energy Group Shares. Certain rights attaching to Energy

Group Shares, where those differences exist, are identified below. Such differences may arise from the differences between legislation and regulations governing The Energy Group and those governing Texas Utilities as well as between the constitutional documents of the two companies. The following is not a complete description of the differences between the rights associated with Energy Group Shares as compared to New Texas Utilities Shares. Further, it does not address the differing rights of holders of Texas Utilities preference stock.

     For a complete understanding of such differences, holders of Energy Group Securities are referred to the laws and applicable regulations of England, the United States and the State of Texas, the rules of the London Stock Exchange, the NYSE, the CSE, the PSE and the constitutional documents of both The Energy Group and Texas Utilities.

General

     The Energy Group is incorporated in England and operates in accordance with the Companies Act. Rules and regulations governing trading of Energy Group Shares differ from those relating to shares of Texas Utilities Common Stock.

Dividends

     Pursuant to The Energy Group's articles of association, and subject to the restrictions of English law, dividends may be declared by the Board of The Energy Group, or by The Energy Group, on the recommendation of the Board, by ordinary resolution in an amount not to exceed that recommended by the Board.

Meetings

     The holders of not less than one tenth of the paid up voting capital of The Energy Group have the right to requisition general meetings of shareholders.

Transfers

     The Energy Group articles of association allow The Energy Group Board, in its absolute discretion, and without giving any reason for so doing, to refuse to register certain transfers of shares, being shares which are not fully paid up, or being shares, whether fully paid up or not, which are in favour of more than four joint transferees.

12  FINANCING


TU Acquisitions has arranged appropriate financing in connection with the Texas Utilities Offer. Texas Utilities and other wholly-owned subsidiaries of Texas Utilities have arranged their own funding to assist in TU Acquisitions' financing of the Texas Utilities Offer. Details of the financing arrangements for the Texas Utilities Offer are set out in paragraph 8 of Appendix VIII ("Financing arrangements") below.


13  EMPLOYEE MATTERS AND SHARE SCHEMES

(a) MANAGEMENT AND EMPLOYEES

TU Acquisitions has given assurances to the Board of The Energy Group that the existing employment rights, including pension rights, of all TEG Group management and employees will be fully safeguarded. Texas Utilities looks forward to welcoming all TEG Group employees to the Texas Utilities Group.

(b) THE ENERGY GROUP SHARE SCHEMES

The Texas Utilities Offer will extend to any fully paid Energy Group Shares which are unconditionally allotted or issued while the Texas Utilities Offer is open for acceptance, including those unconditionally allotted or issued pursuant to the exercise of options or vesting of awards under the Energy Group Share Schemes.

Appropriate proposals will be made to participants in the Energy Group Share Schemes in due course. In relation to the Energy Group Sharesave Scheme, it is anticipated that, as an additional alternative to the rights provided under the rules of that scheme, participants will be offered an opportunity to surrender their existing options in consideration for a cash sum, calculated by reference to the difference between 840 pence and the exercise price of their options multiplied by the number of Energy Group Shares that they could have acquired with their total savings contributions (together with any interest payable thereon) under the Energy Group Sharesave Scheme up to the date the Texas Utilities Offer becomes or is declared unconditional in all respects, plus a further six months' savings contributions.


14  UNITED KINGDOM TAXATION

TU Acquisitions has been advised that, under United Kingdom legislation and Inland Revenue practice current at the date of this document, the taxation treatment of acceptance of the Texas Utilities Offer and, where applicable, election for the Share Alternative and/or the Loan Note Alternative for holders of Energy Group Shares who are the beneficial owners of their Energy Group Shares, hold their Energy Group Shares as an investment (otherwise than under a personal equity plan), and are resident or ordinarily resident in the United Kingdom for tax purposes will, in summary, be as follows:

(a) TAXATION OF CHARGEABLE GAINS

Liability to United Kingdom taxation on chargeable gains ("CGT") will depend on the particular circumstances of holders of Energy Group Shares and on the form of consideration received.

     -- Cash

        To the extent that a holder of Energy Group Shares receives cash under the Texas Utilities Offer, this will constitute a disposal, or part disposal, of his Energy Group Shares for CGT purposes. Such a disposal or part disposal may, depending on that shareholder's individual circumstances, give rise to a liability to CGT.

     -- Loan Notes

        A holder of Energy Group Shares who, either alone or together with persons connected with him, holds not more than 5 per cent. of shares in, or of any class of debentures of, The Energy Group, will not be treated as making a disposal of his Energy Group Shares for CGT purposes to the extent that he receives Loan Notes by way of consideration.

        A holder of Energy Group Shares who, either alone or together with persons connected with him, holds more than 5 per cent. of shares in, or of any class of debentures of, The Energy Group is advised that an application to the Inland Revenue has been made for clearance under section 138 of the Taxation of Chargeable Gains Act 1992. The Inland Revenue has not yet granted such clearance. Subject to the granting of this clearance, such holder of Energy Group Shares will be treated in the manner described in the previous paragraph.

        A subsequent disposal of Loan Notes (including their redemption or repayment) may give rise to a liability to CGT.

     -- New Texas Utilities Shares

        To the extent a holder of Energy Group Shares receives New Texas Utilities Shares under the Texas Utilities Offer, this will constitute a disposal, or part disposal, of his Energy Group Shares for CGT purposes for a consideration equal to the market value of the New Texas Utilities Shares received at the date the Texas Utilities Offer becomes unconditional, or, if later, the date on which the relevant shareholder accepts the Texas Utilities Offer. Such a disposal or part disposal may, depending on that shareholder's individual circumstances, give rise to a liability to CGT.

(b) TAXATION OF INTEREST

Payment of interest on the Loan Notes will be made subject to the deduction of United Kingdom income tax at the lower rate (currently, 20 per cent.). An individual holder of Loan Notes will generally be liable to income tax in the United Kingdom on the gross amount of interest received, credit being allowed for the tax deducted. A corporate holder of Loan Notes will generally bring interest on the Loan Notes into account as income for the purposes of corporation tax in the United Kingdom, credit being allowed for the tax deducted.

(c) TAXATION OF DIVIDEND INCOME

A holder of Texas Utilities Common Stock will generally be liable to income tax or corporation tax in the United Kingdom on the aggregate of any dividend received from Texas Utilities, any tax withheld at source in the US and any tax withheld in the United Kingdom. In computing that liability to taxation, credit will be given for any tax withheld in the US and any tax withheld in the United Kingdom.

FURTHER INFORMATION ON UNITED KINGDOM TAX LAW AND INLAND REVENUE PRACTICE CURRENT AT THE DATE OF THIS DOCUMENT IS CONTAINED IN PARAGRAPH 13 OF APPENDIX VIII ("UNITED KINGDOM TAXATION") BELOW. FURTHER INFORMATION ON US FEDERAL INCOME TAX CURRENT AT THE DATE OF THIS DOCUMENT IS CONTAINED IN PARAGRAPH 15 OF THIS LETTER ("US TAXATION") AND IN PARAGRAPH 14 OF APPENDIX VIII ("UNITED STATES FEDERAL INCOME TAXATION") BELOW.


ANY HOLDER OF ENERGY GROUP SHARES WHO IS IN ANY DOUBT ABOUT HIS OWN TAX POSITION OR WHO IS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM OR THE US (OR IN BOTH THE UNITED KINGDOM AND THE US) IS STRONGLY RECOMMENDED TO CONSULT HIS INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.


15  US TAXATION

The paragraphs below address certain current US federal income tax consequences applicable to holders of Energy Group Securities who are citizens or residents of the US, US domestic corporations or otherwise taxed as United States residents. It does not apply to tax issues arising from a holder's particular circumstances, such as participation in the Energy Group Share Schemes, being a dealer in securities or holders whose functional currency is not the US dollar.

The receipt of cash or of cash and New Texas Utilities Shares pursuant to the Texas Utilities Offer will be a taxable transaction for US income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws.

In general, a holder of Energy Group Securities who sells such securities pursuant to the Texas Utilities Offer will, for US federal income tax purposes, recognise gain or loss equal to the difference between such holder's adjusted tax basis in the Energy Group Securities sold and the amount realized as a result of the disposition. The amount realized will equal the sum of (i) the dollar value of the pounds sterling received, and (ii) the fair market value of any New Texas Utilities Shares received. Such gain or loss generally will be capital gain or loss. An accrual basis holder of Energy Group Securities who sells such securities pursuant to the Texas Utilities Offer may have a foreign currency exchange gain or loss for US federal income tax purposes on account of currency fluctuations between the sale date and the settlement date, in addition to the gain or loss recognised by the holder on the disposition of Energy Group Securities pursuant to the Texas Utilities Offer.

FURTHER INFORMATION ON THE APPLICATION OF CURRENT US TAX LAWS IS CONTAINED IN PARAGRAPH 14 OF APPENDIX VIII ("UNITED STATES FEDERAL INCOME TAXATION") BELOW.

ANY HOLDER OF ENERGY GROUP SECURITIES WHO IS IN ANY DOUBT ABOUT HIS OWN TAX POSITION OR WHO IS SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM OR THE US (OR IN BOTH THE UNITED KINGDOM AND THE US) IS STRONGLY RECOMMENDED TO CONSULT HIS INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

16  OVERSEAS SHAREHOLDERS

The attention of holders of Energy Group Securities who are citizens or residents of jurisdictions outside the United Kingdom or the US is drawn to paragraph 9 of Part B of Appendix I ("Overseas shareholders") below and to the relevant provisions of the Acceptance Form.

The Texas Utilities Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan. Persons who are citizens or residents of such jurisdictions may not accept the Texas Utilities Offer. Any purported acceptance of the Texas Utilities Offer by holders of Energy Group Securities who are unable to give the warranty set out in paragraph 12(l) of Part B of Appendix I to this document will be disregarded.

The New Texas Utilities Shares have been registered under the Securities Act. However, such shares will not be the subject of a prospectus under the securities laws of any province of Canada. In addition, no steps have been taken, or will be taken, to enable the New Texas Utilities Shares to be offered in Japan in compliance with applicable securities laws of Japan and no prospectus in relation to the New Texas Utilities Shares has been, or will be, lodged with or registered by the Australian Securities Commission, nor will the New Texas Utilities Shares be registered under any relevant securities laws of any other country. The New Texas Utilities Shares are not being offered, sold or delivered, directly or indirectly, in or into Canada, Australia or Japan.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act or under any relevant securities laws of any state or district of the United States and will not be the subject of a prospectus under the securities laws of any province of Canada. In addition, no steps have been taken, or will be taken, to enable the Loan Notes to be offered in Japan in compliance with applicable securities laws of Japan and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission, nor will the Loan Notes be registered under any relevant securities laws of any other country. The Loan Notes are not being offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

17  PROCEDURE FOR ACCEPTANCE OF THE TEXAS UTILITIES OFFER

(a) HOLDERS OF ENERGY GROUP SHARES

The attention of holders of Energy Group Shares is drawn to paragraph 11 of Part B of Appendix I ("Procedures for tendering Energy Group Shares") below and to the relevant provisions of the Form of Acceptance.

You should note that, if you hold Energy Group Shares in both certificated and uncertificated form (that is, in CREST), you should complete a separate Form of Acceptance for each holding. If you hold Energy Group Shares in uncertificated form, but under different member account IDs, you should complete a separate Form of Acceptance in respect of each member account ID. Similarly, if you hold Energy Group Shares in certificated form, but under different designations, you should complete a separate Form of Acceptance in respect of each designation.

     (i) TO ACCEPT THE TEXAS UTILITIES OFFER


     To accept the Texas Utilities Offer, you should complete Box 1 and (if your Energy Group Shares are in CREST) Box 8, and sign Box 7 of the Form of Acceptance in accordance with the instructions printed on it. All holders of Energy Group Shares who are individuals should sign the Form of Acceptance in the presence of a witness, who should also sign Box 7 in accordance with the instructions printed on it.


     (ii) TO ELECT FOR THE SHARE ALTERNATIVE


     To accept the Texas Utilities Offer and elect for the Share Alternative, you should complete Box 3 in addition to taking the actions described in paragraph (i) above. The attention of those holders of Energy Group Shares considering accepting the Share Alternative is drawn to paragraph 4 ("Limited Share Alternative") and paragraph 16 ("Overseas shareholders") of this letter and to paragraphs 4 and 9 of Part B of Appendix I below.

     (iii) TO ELECT FOR THE LOAN NOTE ALTERNATIVE


     To elect for the Loan Note Alternative in respect of some or all of the Energy Group Shares for which you are accepting the Texas Utilities Offer, you should complete Box 4 in addition to taking the actions described in paragraph (i) above. The attention of those holders of Energy Group Shares considering accepting the Loan Note Alternative is drawn to paragraph 5 ("Loan Note Alternative") and and to paragraphs 5 and 6 of Part B of Appendix I below.


     (iv) RETURN OF FORM OF ACCEPTANCE


     To accept the Texas Utilities Offer, the Form of Acceptance must be completed and returned, whether or not your Energy Group Shares are in CREST. The completed, signed and (if you are an individual) witnessed Form of Acceptance, together with, if your Energy Group Shares are not in CREST, the share certificate(s) and/or other document(s) of title for your Energy Group Shares, should be returned by post to The Royal Bank of Scotland plc, Registrar's Department, New Issues Section, PO Box 859, Consort House, East Street, Bedminster, Bristol B599 1XZ, or by hand, during normal business hours only, to The Royal Bank of Scotland plc, Registrar's Department, New Issues Section, 5-10 Great Tower Street, London EC3R 5ER or by post or by hand to The Bank of New York, 101 Barclay Street, New York, New York 10286, marked for the attention of Tenders and Exchanges, as soon as possible but, in any event, so as to be received no later than 10.00 p.m. (London time),
     5.00 p.m. (New York City time) on [-] 1998. A reply-paid envelope is enclosed for your convenience and may be used by holders of Energy Group Shares for returning Forms of Acceptance within the United Kingdom and the US only. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Texas Utilities Offer.


     Any Form of Acceptance received in an envelope postmarked in Canada, Australia or Japan or otherwise appearing to TU Acquisitions or its agents to have been sent from Canada, Australia or Japan may be rejected as an invalid acceptance of the Texas Utilities Offer. For further information for overseas shareholders, see paragraph 16 ("Overseas shareholders") above and paragraph 9 of Part B of Appendix I ("Overseas shareholders") below.

     (v) ENERGY GROUP SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)

     If your Energy Group Shares are in uncertificated form (that is, if you do not have a paper share certificate because your shares are held in CREST), you should read carefully paragraphs 11(d)-(l) of Part B of Appendix I, which set out the acceptance procedures for holders of Energy Group Shares in uncertificated form.

     If you are a CREST sponsored member, you should refer to your CREST sponsor before taking any action.

     (vi) SHARE CERTIFICATES NOT READILY AVAILABLE OR LOST


     If your Energy Group Shares are in certificated form, but your share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and returned as stated in paragraph (iv) above so as to arrive no later than 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998, together with any share certificate(s) and/or other document(s) of title that you have available, accompanied by a letter stating that the balance will follow. You should then arrange for the relevant share certificate(s) and/or other document(s) of title to be forwarded as soon as possible thereafter. No acknowledgement of receipt of documents will be given. In the case of loss, you should write as soon as possible to LLOYDS BANK REGISTRARS, THE CAUSEWAY, GORING-BY-SEA, WORTHING, WEST SUSSEX BN99 6 DA for a letter of indemnity for lost share certificate(s) and/or other document(s) of title which, when completed in accordance with the instructions given, should be returned to The Royal Bank of Scotland plc as stated above.

     (vii) DEPOSITS OF ENERGY GROUP SHARES INTO, AND WITHDRAWALS OF ENERGY GROUP SHARES FROM, CREST

    Normal CREST procedures (including timings) apply in relation to any Energy Group Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Texas Utilities Offer (whether any such conversion arises as a result of a transfer of Energy Group Shares or otherwise). Holders of Energy Group Shares who are proposing so to convert any such shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Texas Utilities Offer (in particular, as regards delivery of share certificate(s) and/or other document(s) of title or transfers to an escrow balance as described above) prior to 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998.

(b) HOLDERS OF ENERGY GROUP ADSS

The attention of holders of Energy Group ADSs is drawn to paragraph 10 of Part B of Appendix I ("Procedures for tendering Energy Group ADSs") below and to the relevant provisions of the Letter of Transmittal.

To accept the Texas Utilities Offer, holders of Energy Group ADSs must complete the Letter of Transmittal in accordance with the instructions printed on it or comply with the instructions in such Letter of Transmittal applicable to book-entry transfers. The completed Letter of Transmittal should be sent in the accompanying reply-paid envelope or delivered by hand together with the required signature guarantees and any other required documents to the US Depositary at one of its addresses set forth on the back cover of this document and the Energy Group ADRs must be either received by the US Depositary at one of such addresses or delivered in accordance with paragraph 10 of Part B of Appendix I referred to above.

(c) VALIDITY OF ACCEPTANCE


Subject to the City Code, TU Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Texas Utilities Offer which is not entirely in order or which is not accompanied (as applicable) by the relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or which is received by it in a form or at a place or places other than set out in this document or the Acceptance Form. In that event, no payment of cash or issue of Loan Notes or certificates for New Texas Utilities Shares under the Texas Utilities Offer will be made until after (as applicable) the relevant transfer to escrow has settled or the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to TU Acquisitions have been received.


(d) GENERAL

No acknowledgement of receipt of Acceptance Forms, share certificates, Energy Group ADRs or other documents of title will be given.


IF YOU ARE IN ANY DOUBT AS TO THE PROCEDURES FOR ACCEPTANCE, PLEASE CONTACT THE UNITED KINGDOM RECEIVING AGENT, THE ROYAL BANK OF SCOTLAND PLC BY TELEPHONE ON 117-937-0672 OR AT EITHER OF ITS ADDRESSES STATED IN PARAGRAPH 17(A)(IV) ABOVE OR THE US DEPOSITARY, THE BANK OF NEW YORK ON (888) 460-7637. YOU ARE REMINDED THAT, IF YOU ARE A CREST SPONSORED MEMBER, YOU SHOULD CONTACT YOUR CREST SPONSOR BEFORE TAKING ANY ACTION.


18  RIGHTS OF WITHDRAWAL

With certain exceptions pursuant to an SEC exemptive order, the Texas Utilities Offer is subject to the US tender offer rules applicable to securities registered under the Exchange Act, as well as to the City Code. This has necessitated a number of changes from the procedures which normally apply to offers for United Kingdom companies, including those applicable to the rights of holders of Energy Group Securities to withdraw their acceptance of an offer.

Under the Texas Utilities Offer, holders of Energy Group Securities will be able to withdraw their acceptances at any time prior to the Initial Closing Date and in certain other circumstances. The Texas Utilities Offer will not be deemed to have been validly accepted in respect of any Energy Group Securities which have been withdrawn.

However, the Texas Utilities Offer may be accepted again in respect of the withdrawn Energy Group Securities by following one of the procedures described in paragraph [17] of this letter ("Procedure for acceptance of the Texas Utilities Offer") above at any time prior to the expiry or lapse of the Texas Utilities Offer.

Further details of these rights of withdrawal and the procedure for effecting withdrawals are set out in paragraph 3 of Part B of Appendix I ("Rights of withdrawal") below.

19  SETTLEMENT

(a) DATE OF PAYMENT

The settlement procedure with respect to the Texas Utilities Offer will be consistent with United Kingdom practice, which differs from the US tender offer rules in certain material respects, particularly with regard to the date of payment.

Subject to the satisfaction, fulfilment or, where permitted, waiver of all the Conditions, settlement of acceptances from holders of Energy Group Shares and accepting holders of Energy Group ADSs or other designated agents will be effected:

     (i) in the case of acceptances received complete in all respects by the Initial Closing Date within 14 calendar days of such date; or

     (ii) in the case of acceptances received complete in all respects after such date, but while the Texas Utilities Offer remains open for acceptance, within [14] calendar days of such receipt.

(b) ENERGY GROUP SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)

Where an acceptance relates to Energy Group Shares in uncertificated form, (i) the cash consideration to which accepting holders of Energy Group Shares are entitled will be paid by means of CREST by Texas Utilities procuring the creation of an assured payment obligation in favour of the accepting shareholders' payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangement; and (ii) definitive certificates for any New Texas Utilities Shares or Loan Notes to which the accepting holder of Energy Group Shares is entitled will be despatched by post (or by such other method as may be approved by the Panel).

TU Acquisitions reserves the right to settle all or any part of the cash consideration referred to above, for all or any accepting shareholder(s), in the manner referred to in paragraph (c) below, if, for any reason, it wishes to do so.

(c) ENERGY GROUP SHARES IN CERTIFICATED FORM AND ENERGY GROUP ADSS


Where an acceptance relates to Energy Group Shares in certificated form or Energy Group ADSs evidenced by Energy Group ADRs, cheques for cash due and, where applicable, definitive certificates for any New Texas Utilities Shares or Loan Notes or receipts for New Texas Utilities Shares will be despatched by post (or by such other method as may be approved by the Panel).


(d) LAPSING OF THE TEXAS UTILITIES OFFER

If the Conditions are not satisfied, fulfilled or, where permitted, waived, (i) in respect of Energy Group Shares in certificated form and Energy Group ADRs in certificated form, the relevant share certificate(s) and/or other documents of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Texas Utilities Offer lapsing, (ii) in respect of Energy Group Shares in uncertificated form (that is, in CREST) The Royal Bank of Scotland plc will, immediately after the lapsing of the Texas Utilities Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Texas Utilities Offer), give TFE Instructions to CRESTCo to transfer all relevant Energy Group Shares held in escrow balances and in relation to which it is the escrow agent for the purposes of the Texas Utilities Offer to the original available balances of the holders of Energy Group Shares concerned, and (iii) in respect of Energy Group ADRs in book-entry form, the US Depository will return such Energy Group ADRs to the tendering holders unless otherwise instructed by such holder.

(e) GENERAL

All documents and remittances sent by, to, or from holders of Energy Group Securities or their appointed agents will be sent at their own risk.

All mandates and other instructions in force relating to holdings of Energy Group Securities will, unless and until revoked, continue in force in relation to payments of principal and interest under the Loan Notes.

(f) CURRENCY OF CASH CONSIDERATION

Instead of receiving cash consideration in pounds sterling under the Texas Utilities Offer, including cash receivable on the scaling down of elections for the Share Alternative or in lieu of fractional entitlements to New Texas Utilities Shares, holders of Energy Group Shares who so wish may elect to receive US dollars on the following basis: the cash amount payable in pounds sterling to which such holder would otherwise be entitled pursuant to the terms of the Texas Utilities Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable by the relevant payment agent (either the United Kingdom Receiving Agent or the US Depositary) on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by TU Acquisitions to the relevant payment agent for delivery in respect of the relevant Energy Group Shares. A holder of Energy Group Shares may receive such amount on the basis set out above only in respect of the whole of any cash amounts payable to him under the Texas Utilities Offer. Holders of Energy Group Securities may not elect to receive both pounds sterling and US dollars. Unless they elect to receive pounds sterling, holders of Energy Group ADSs will receive any such cash consideration converted into US dollars as described above, as if such holders of Energy Group ADSs had elected to receive US dollars. Consideration in US dollars may be inappropriate for holders of Energy Group Securities other than persons in the US and holders of Energy Group ADSs.

THE ACTUAL AMOUNT OF US DOLLARS RECEIVED WILL DEPEND UPON THE EXCHANGE RATE PREVAILING ON THE BUSINESS DAY ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY TU ACQUISITIONS. HOLDERS OF ENERGY GROUP SECURITIES SHOULD BE AWARE THAT THE US DOLLAR/POUNDS STERLING EXCHANGE RATE WHICH IS PREVAILING AT THE DATE ON WHICH AN ELECTION IS MADE OR DEEMED TO BE MADE TO RECEIVE DOLLARS AND ON THE DATES OF DESPATCH AND RECEIPT OF PAYMENT MAY BE DIFFERENT FROM THAT PREVAILING ON THE BUSINESS DAY ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY TU ACQUISITIONS. IN ALL CASES, FLUCTUATIONS IN THE US DOLLAR/ POUNDS STERLING EXCHANGE RATE ARE AT THE RISK OF ACCEPTING HOLDERS OF ENERGY GROUP SECURITIES WHO ELECT OR ARE TREATED AS HAVING ELECTED TO RECEIVE THEIR CONSIDERATION IN US DOLLARS. NEITHER TU ACQUISITIONS NOR ANY OF ITS ADVISERS OR AGENTS SHALL HAVE RESPONSIBILITY WITH RESPECT TO THE ACTUAL AMOUNT OF CASH CONSIDERATION PAYABLE OTHER THAN IN POUNDS STERLING.

20  FURTHER INFORMATION

Your attention is drawn to Appendix I to this document, which contains the Conditions and further terms and information and forms part of this document and to the other Appendices to this document which contain important information in connection with the Texas Utilities Offer and form part of this document and to the accompanying Acceptance Form.

21  ACTION TO BE TAKEN

YOU ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED FORM OF ACCEPTANCE OR LETTER OF TRANSMITTAL (AS APPROPRIATE) AS SOON AS POSSIBLE, BUT IN ANY EVENT SO AS TO ARRIVE BY NO LATER THAN 10.00 PM (LONDON TIME), 5.00 PM (NEW YORK CITY
TIME) ON [-] 1998.

Yours faithfully for

------------------------------------
[-]
Managing Director
Lehman Brothers

------------------------------------
[-]
Managing Director
Merrill Lynch

                                   APPENDIX I

           CONDITIONS AND FURTHER TERMS OF THE TEXAS UTILITIES OFFER

                                     PART A

CONDITIONS OF THE TEXAS UTILITIES OFFER

The Texas Utilities Offer, which is being made by Lehman Brothers and Merrill Lynch on behalf of TU Acquisitions, will comply with the rules and regulations of the City Code and with US federal securities laws (except to the extent that exemptive relief has been granted by the SEC) and the rules and regulations made thereunder, is governed by English law and is subject to the jurisdiction of the courts of England and the following Conditions:


(a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998 (or such later time(s) and/or date(s) as TU Acquisitions may, subject to the rules and regulations of the City Code, decide) in respect of not less than 90 per cent. in nominal value of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) to which the Texas Utilities Offer relates (or such lesser percentage as TU Acquisitions may decide), provided that this Condition shall not be satisfied unless TU Acquisitions and its wholly-owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Texas Utilities Offer or otherwise, Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) carrying in aggregate more than 50 per cent. of the voting rights then exercisable at general meetings of The Energy Group and provided further that this Condition shall be capable of being satisfied only at a time when all other Conditions have been satisfied, fulfilled or waived. For the purposes of this Condition: (A) any Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon being entered in the register of members of The Energy Group; (B) the expression "Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) to which the Texas Utilities Offer relates" shall be construed in accordance with sections 428 to 430F of the Companies Act; and (C) valid acceptances shall be treated as having been received in respect of any Energy Group Shares which TU Acquisitions shall, pursuant to section 429(8) of the Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptances of the Texas Utilities Offer;


(b) the Peabody Sale Agreement becoming unconditional in all respects (except for any condition or conditions relating to the Texas Utilities Offer becoming unconditional in all respects) and not being amended or varied without the prior approval of TU Acquisitions;

(c) an announcement being made in terms reasonably satisfactory to TU Acquisitions that it is not the intention of the Secretary of State for Trade and Industry to refer the Acquisition, or any matters arising from it, to the Monopolies and Mergers Commission;

(d) the DGES indicating in terms reasonably satisfactory to TU Acquisitions that it is not his intention to seek modifications to any of Eastern's licences under the Electricity Act 1989 (except on terms reasonably satisfactory to TU Acquisitions);

(e) the DGES indicating in terms reasonably satisfactory to TU Acquisitions that he will not seek undertakings or assurances from any member of the TU Acquisitions Group or the TEG Group (except on terms reasonably satisfactory to TU Acquisitions) and that in connection with the Acquisition he will seek or agree to such modifications (if any) and such other consents and/or directions (if any) as are in the reasonable opinion of TU Acquisitions necessary or appropriate with respect to the licences referred to in Condition (d);

(f) the waiting period applicable to the Texas Utilities Offer under the US HSR Act having expired or been terminated;

(g) no relevant authority having intervened in a way which would be likely, or having failed to institute or implement any action the failure of which would be likely (to an extent which is, in the case of (i) to (iv) below, material in the context of the TU Acquisitions Group or of the TEG Group or of the financing of the Texas Utilities Offer):

     (i) to require, prevent or delay the divestiture or materially alter the terms of any proposed divestiture by TU Acquisitions or The Energy Group or any member of the TU Acquisitions Group or the wider TEG Group of all or any portion of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own any of their respective assets or property or any part thereof;

     (ii) to impose any limitation on the ability of any member of the TU Acquisitions Group or the wider TEG Group to acquire, or to hold or to exercise effectively, directly or indirectly, any rights of ownership in respect of shares in, or management control over, any member of the wider TEG Group;

     (iii) otherwise adversely to affect the financial or trading position of any member of the TU Acquisitions Group or the wider TEG Group;

     (iv) to make the Texas Utilities Offer or its implementation or the acquisition or the proposed acquisition of any Energy Group Shares or Energy Group ADSs or control of The Energy Group by any member of the TU Acquisitions Group void, illegal and/or unenforceable, or otherwise, directly or indirectly, to restrain, restrict, prohibit, delay or otherwise interfere with the implementation thereof, or impose additional conditions or obligations with respect thereto, or otherwise challenge or hinder any thereof;

     (v) to result in a delay in the ability of any member of the TU Acquisitions Group, or render any such person unable, to acquire some or all of the Energy Group Shares or Energy Group ADSs or require or prevent or materially delay divestiture by any such person of any such securities; or

     (vi) to require any member of the TU Acquisitions Group or the wider TEG Group to offer to acquire any shares or other securities (or the equivalent) in any member of the wider TEG Group owned by any third party;

     and all applicable waiting and other time periods during which any relevant authority could, in respect of the Texas Utilities Offer or the acquisition or proposed acquisition of any Energy Group Shares or Energy Group ADSs or control of The Energy Group by TU Acquisitions, intervene having expired, lapsed or terminated;

(h) all necessary filings having been made, all regulatory and statutory obligations having been complied with, all appropriate waiting periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or terminated in each case in respect of the Texas Utilities Offer or the acquisition of any shares or other securities in, or control of, The Energy Group by any member of the TU Acquisitions Group and all authorisations and determinations necessary or appropriate in any jurisdiction for or in respect of the Texas Utilities Offer (including, without limitation, its implementation and financing) or proposed acquisition of any shares or other securities in, or control of, The Energy Group by any member of the TU Acquisitions Group or in relation to the affairs of any member of the TU Acquisitions Group or the wider TEG Group having been obtained in terms and in a form reasonably satisfactory to TU Acquisitions from all relevant authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the TU Acquisitions Group or the wider TEG Group, as the case may be, has entered into contractual arrangements and such authorisations and determinations together with all material authorisations and determinations necessary or appropriate for any member of the TU Acquisitions Group or the wider TEG Group to carry on a business which is material in the context of the TU Acquisitions Group or the TEG Group as a whole or of the financing of the Texas Utilities Offer remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke or not to renew any of the same and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with;

(i) TU Acquisitions not having discovered (other than by virtue of the same having been disclosed to it prior to 2 March 1998 by any member of the TEG Group) any provision of any agreement, arrangement, licence or other instrument to which any member of the wider TEG Group is a party or by or to which any member of the wider TEG Group or any part of its assets may be bound, entitled or subject which would be likely, as a result of the Texas Utilities Offer, the proposed acquisition by TU Acquisitions of any shares in, or change in the control or management of, The Energy Group or otherwise, to result in (to an extent which is material in the context of the TU Acquisitions Group or the wider TEG Group as a whole or of the financing of the Texas Utilities Offer):


     (i) any moneys borrowed by or any other indebtedness, actual or contingent, of any member of the wider TEG Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or inhibited;

     (ii) any such agreement, arrangement, licence or instrument being terminated or adversely modified or any obligation or liability arising or any action being taken or arising thereunder;

     (iii) the rights, liabilities, obligations or interests of any member of the wider TEG Group under any such arrangement, agreement, licence or instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangements relating to any such interests or business) being terminated or adversely modified or affected;

     (iv) any assets or interests of any such member being or becoming liable to be disposed of or charged, or any right arising under which any such asset or interest is required or is likely to be required to be disposed of or charged, in each case other than in the ordinary course of business;

     (v) the creation of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the wider TEG Group or any such security interest, whenever arising or having arisen, becoming enforceable;

     (vi) the creation of liabilities for any member of the wider TEG Group other than in the ordinary course of business; or

     (vii) the financial or trading position of any member of the wider TEG Group being prejudiced or adversely affected;


(j) TU Acquisitions not having discovered, save as publicly announced by The Energy Group in accordance with the Listing Rules prior to 2 March 1998, or as disclosed to it prior to that date by any member of the TEG Group, that any member of the wider TEG Group has, since 31 December 1997 to an extent which is material in the context of the TEG Group as a whole or of the financing of the Texas Utilities Offer:



     (i) save to any member of the TEG Group and save for the issue of Energy Group Securities on the exercise of options granted under any of the Energy Group Share Schemes prior to 2 March 1998, issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or of securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or redeemed, purchased or reduced any part of its share capital;


     (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution in respect of the share capital of The Energy Group;

     (iii) merged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (including shares and trade investments) or authorised or proposed or announced any intention to propose a merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (in each case, other than in the ordinary course of business);


     (iv) made or authorised or proposed or announced an intention to propose any change in its share or loan capital save for options granted under any of the Energy Group Share Schemes prior to 2 March 1998 and for any Energy Group Securities allotted upon exercise of such options;

     (v) issued, authorised or proposed or announced an intention to propose the issue of any debentures or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability;


     (vi) otherwise than in the ordinary course of business, entered into any contract, reconstruction, amalgamation, commitment or other transaction or arrangement or (save for changes in remuneration notified to TU Acquisitions prior to 2 March 1998) changed the terms of any contract with any Director of The Energy Group;


     (vii) save in the ordinary course of business, entered into or varied any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which involves or could involve an obligation of such a nature or magnitude;

     (viii)waived or compromised any claim otherwise than in the ordinary course of business;

     (ix) taken any corporate action or had any order made for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues; or

     (x) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect, any of the transactions, matters or events referred to in this Condition;


(k) since 31 December 1997, save as publicly announced in accordance with the Listing Rules by The Energy Group prior to 2 March 1998 or as otherwise disclosed to TU Acquisitions prior to that date by any member of the TEG Group, none of the following having occurred to an extent which is material in the context of the wider TEG Group as a whole or of the financing of the Texas Utilities Offer:


     (i) any adverse change or deterioration in the business, assets, financial or trading position of any member of the wider TEG Group;

     (ii) any litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted or threatened in writing by or against or remaining outstanding against any member of the wider TEG Group or to which any member of the wider TEG Group is a party (whether as plaintiff, defendant or otherwise) and any investigation by any relevant authority against, or in respect of any member of the wider TEG Group having been threatened in writing, announced or instituted or remaining outstanding by, against or in respect of any member of the wider TEG Group; and

     (iii) a contingent or other liability of any member of the wider TEG Group having arisen which would be likely adversely to affect any member of the wider TEG Group;

(l)  TU Acquisitions not having discovered:

     (i) that any financial, business or other information which has been publicly disclosed at any time by or on behalf of any member of the wider TEG Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading and which in any such case is material in the context of the wider TEG Group taken as a whole or of the financing of the Texas Utilities Offer; or

     (ii) that any member of the wider TEG Group was, at the date of the Energy Group Listing Particulars, or has, outside the ordinary course of business since that date, become subject to any liability (contingent or otherwise) which is not disclosed or referred to in the Energy Group Listing Particulars and which is material in the context of the wider TEG Group taken as a whole or of the financing of the Texas Utilities Offer; and

(m) save as publicly announced in accordance with the Listing Rules by The Energy Group prior to 2 March 1998 or as otherwise disclosed to it prior to that date by any member of the TEG Group, TU Acquisitions not having discovered:


     (i) that any past or present member of the wider TEG Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leak or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the wider TEG Group and which is material in the context of the wider TEG Group taken as a whole or of the financing of the Texas Utilities Offer; or

     (ii) that there is, or is likely to be, any liability (whether actual or contingent) to make good, repair, reclaim, remediate, reinstate or clean up property now or previously owned, occupied or made use of by any past or present member of the wider TEG Group under any legislation, regulation, notice, circular or order of any relevant authority relating to the protection of or enhancement of the environment and which is material in the context of the wider TEG Group taken as a whole or of the financing of the Texas Utilities Offer.

For the purposes of these Conditions:

(A) "AUTHORISATIONS" mean authorisations, orders, grants, recognitions, certifications, confirmations, consents, licences, clearances, permissions and approvals;

(B) the "TU ACQUISITIONS GROUP" means Texas Utilities and its subsidiary undertakings, associated undertakings and any other undertaking in which Texas Utilities and such undertakings (aggregating their interests) have a substantial interest and, for the purposes of this sub-paragraph (B) and sub-paragraph (C) below, "SUBSIDIARY UNDERTAKING", "ASSOCIATED UNDERTAKING", "HOLDING COMPANY" and "UNDERTAKING" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act) and "SUBSTANTIAL INTEREST" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking;

(C) the "WIDER TEG GROUP" means The Energy Group and its subsidiary undertakings, associated undertakings and any other undertakings in which The Energy Group and such undertakings (aggregating their interests) have a substantial interest;

(D) "RELEVANT AUTHORITY" means any government, government department or governmental, quasi-governmental, supranational, statutory or regulatory body, court, trade agency, professional association or institution or environmental body in any jurisdiction; and

(E) a relevant authority shall be regarded as having "INTERVENED" if it has instituted, implemented or threatened to take any action, proceedings, suit, investigation or enquiry or reference, or made, enacted or proposed any statute, regulation, decision or order and "INTERVENE" shall be construed accordingly.

TU Acquisitions will not invoke either of Conditions (d) or (e) in respect of the DGES seeking, or indicating that it is his intention to seek, modifications to any of The TEG Group's licences under the Electricity Act 1989 or undertakings or assurances from any member of the TU Acquisitions Group or the TEG Group provided that such modifications undertakings or assurances substantially reflect the assurances proposed by the DGES to PacifiCorp in connection with the referral of the Original PacifiCorp Offer to the Monopolies and Mergers Commission (as described in the Monopolies and Mergers Commission Report relating to the Original PacifiCorp Offer published on 19 December 1997) or are substantially in keeping with the proposals outlined by the DGES in his consultation paper dated 24 February 1998 regarding modifications to public electricity supply licences following takeovers.

TU Acquisitions reserves the right to waive, in whole or in part, all or any of Conditions (b) to (m) inclusive. TU Acquisitions reserves the right, subject to the consent of the Panel, to extend the time required under the City Code for satisfaction of Condition (a) until such time as Conditions (b) to (m) inclusive have been satisfied, fulfilled or waived. TU Acquisitions shall be under no obligation to waive or treat as satisfied any of the Conditions (b) to (m) inclusive by a date earlier than the latest date specified below for the satisfaction thereof, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such Conditions may not be capable of fulfilment.

If TU Acquisitions is required to make an offer for Energy Group Securities under the provisions of Rule 9 of the City Code, TU Acquisitions may make such alterations to any of the Conditions, including Condition (a), as are necessary to comply with that Rule.

The Texas Utilities Offer will lapse unless all the Conditions set out above are fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by TU Acquisitions in its reasonable opinion to be or to remain satisfied no later than the Initial Closing Date (as it may be extended). The Texas Utilities Offer will also lapse if the Acquisition is referred to the Monopolies and Mergers Commission before the Initial Closing Date (as it may be extended). The Initial Closing Date cannot be extended beyond midnight (London time), 7.00 pm (New York City time) on - 1998 [D+60], except with the consent of the Panel.

                                     PART B

FURTHER TERMS OF THE TEXAS UTILITIES OFFER

The following further terms apply, where the context permits, to the Texas Utilities Offer.

1  ACCEPTANCE PERIOD

(a) The Texas Utilities Offer will initially be open until 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998 [D+20 business days]. TU Acquisitions expressly reserves the right (but will not be obliged, other than as may be required by the City Code or US federal securities laws and the rules and regulations thereunder) at any time or from time to time to extend the Texas Utilities Offer after the Initial Closing Date and, in such event, will make a public announcement of such extension in the manner described in paragraph 2 below and give oral or written notice of such extension to the United Kingdom Receiving Agent and the US Depositary. TU Acquisitions may terminate any such extension (other than an extension required by the City Code or US federal securities laws and the rules and regulations thereunder) prior to its scheduled expiry if all Conditions have been satisfied or, where permitted, waived. If all Conditions have not been satisfied, fulfilled or, where permitted, waived by TU Acquisitions by 10.00 pm (London time), 5.00 pm (New York City time) on the Initial Closing Date, TU Acquisitions currently intends, subject to the rules of the City Code, to extend the Texas Utilities Offer until such time as all Conditions have been satisfied, fulfilled or, where permitted, waived. There can be no assurance, however, that TU Acquisitions will, in such circumstances, extend the Texas Utilities Offer and, if no such extension is made, the Texas Utilities Offer will lapse on the Initial Closing Date and no Energy Group Securities will be purchased pursuant to the Texas Utilities Offer.

(b) Although no revision is envisaged, if the Texas Utilities Offer is revised, the Initial Offer Period will be extended, if necessary, for a period of at least 14 calendar days from the date of posting of the revised Texas Utilities Offer to holders of Energy Group Securities. Except with the consent of the Panel, no revision of the Texas Utilities Offer may be made after [-] 1998. [D+46]

(c) The Initial Offer Period cannot (except with the consent of the Panel) be extended beyond midnight (London time), 7.00 pm (New York City time) on [-] 1998 [D+60] (or any earlier time and/or date beyond which TU Acquisitions has stated that the Texas Utilities Offer will not be extended and in respect of which it has not withdrawn that statement). If all Conditions are not satisfied, fulfilled or, where permitted, waived at such time (taking account of any prescribed extension of the Initial Offer Period), the Texas Utilities Offer will lapse in the absence of a competing bid and/or unless the Panel agrees otherwise. If the Texas Utilities Offer lapses for any reason, the Texas Utilities Offer shall cease to be capable of further acceptance and TU Acquisitions and holders of Energy Group Securities shall cease to be bound by prior acceptances. TU Acquisitions reserves the right, if appropriate, to seek the Panel's approval to extend the final date for expiry of the Initial Offer Period to [-] 1998 [D+81], or such later date as the Panel may agree. Except with the consent of the Panel, TU Acquisitions may not, for the purposes of determining whether the Acceptance Condition has been satisfied, take into account acceptances or purchases of Energy Group Securities made after 1.00 pm (London time), 8.00 am (New York City time) on [-] 1998 [D+60] (or any other time or date beyond which TU Acquisitions has stated that the Texas Utilities Offer will not be extended and in respect of which it has not withdrawn that statement) or such later time and/or date as TU Acquisitions, with the permission of the Panel, may determine.


Any scaling down with respect to the Share Alternative shall be based on those valid elections received by midnight (London time) 7.00 pm (New York City time) on the date ten days after the Initial Closing Date as extended.


(d) If all Conditions are satisfied, fulfilled or, where applicable, waived and the Initial Offer Period expires, the Texas Utilities Offer will remain open for acceptance for the Subsequent Offer Period of not less than 14 calendar days from the expiry of the Initial Offer Period. If it is stated that the Texas Utilities Offer will remain open until further notice, then not less than 14 calendar days' notice will be given prior to the closing of the Subsequent Offer Period.

(e) If a competitive situation arises after a no extension and/or a no increase statement has been made by or on behalf of TU Acquisitions in relation to the Texas Utilities Offer, TU Acquisitions may, if it has specifically reserved the right to do so at the same time as such statement is made (or otherwise with the consent of the Panel), withdraw such statement and be free to extend the Texas Utilities Offer if it announces such withdrawal within four Business Days after the announcement of the competing offer and gives notice to the holders of Energy Group Securities to that effect in writing or (in the case of holders of Energy Group Securities with registered addresses outside the United Kingdom or the United States or whom TU Acquisitions knows to be nominees, trustees or custodians holding Energy Group Securities for such persons) by announcement in the United Kingdom and in the United States at the earliest opportunity. TU Acquisitions may choose not to be bound by the terms of a no extension and/or a no increase statement if it would otherwise prevent the posting of an increased or improved Texas Utilities Offer, (i) if it has reserved the right to do so, and the increased or improved Texas Utilities Offer is recommended for acceptance by the Board of Directors of The Energy Group or (ii) with the consent of the Panel.

(f) For the purposes of determining whether the Acceptance Condition has been satisfied, TU Acquisitions will not be bound (unless otherwise required by the Panel) to take into account any Energy Group Securities which have been issued or unconditionally allotted, or which arise as the result of the exercise of conversion rights, before that determination takes place, unless written notice containing relevant details of the allotment, issue or conversion has been received from The Energy Group or its agents before that time by TU Acquisitions or The Royal Bank of Scotland plc or The Bank of New York on behalf of TU Acquisitions at one of the addresses specified at the end of this document. Notification by telex or facsimile or other electronic transmission will not be sufficient.

(g) In accordance with an SEC exemptive order received by TU Acquisitions, at least five Business Days prior to any reduction in the percentage of Energy Group Securities required to satisfy the Acceptance Condition, TU Acquisitions will announce that it has reserved the right so to reduce the Acceptance Condition. TU Acquisitions will not make such an announcement unless TU Acquisitions believes there is a significant possibility that sufficient Energy Group Securities will be tendered to permit the Acceptance Condition to be satisfied at such reduced level. Holders of Energy Group Securities who are not willing to accept the Texas Utilities Offer if the Acceptance Condition is reduced to the minimum permitted level should either not accept the Texas Utilities Offer until the Subsequent Offer Period or be prepared to withdraw their acceptance promptly following an announcement by TU Acquisitions of its reservation of the right to reduce the Acceptance Condition.

2  ANNOUNCEMENTS

(a) Without prejudice to paragraph 3 ("Rights of withdrawal") below, by 8.30 am (London time) in the United Kingdom and 8.30 am (New York City time) in the United States on the Business Day (the "relevant day") next following the day on which the Texas Utilities Offer is due to expire or on which all Conditions become or are declared to have been satisfied, fulfilled or, where applicable, waived or on which the Texas Utilities Offer is revised or extended (or such later time and/or date as the Panel may agree), TU Acquisitions will make an appropriate announcement and inform the London Stock Exchange and the Dow Jones News Service, respectively, of the position regarding the Texas Utilities Offer. Such announcements will (unless otherwise permitted by the Panel) also state the total number of Energy Group Securities and rights over Energy Group Securities (as nearly as practicable):

     (i)for which acceptances of the Texas Utilities Offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting or deemed to be in concert with TU Acquisitions);

     (ii)
        acquired or agreed to be acquired by or on behalf of TU Acquisitions and any person acting or deemed to be in concert with TU Acquisitions; and

(iii) held prior to the Initial Offer Period by or on behalf of TU Acquisitions and any persons acting or deemed to be in concert with it;

     and will specify the percentages of Energy Group Securities represented by each of these figures.

     In computing the numbers of Energy Group Securities represented by acceptances and/or purchases for the above purposes, only those acceptances and/or purchases permitted to be counted towards fulfilling the Acceptance Condition in accordance with paragraph 13 ("Certain provisions concerning acceptances") below shall be included in the totals.

(b) Any decision to extend the Initial Offer Period may be made at any time up to, and will be announced not later than, 8.30 am (London time) in the United Kingdom and 8.30 am (New York City time) in the United States on the relevant day (or such later time and/or date as the Panel may agree) and the announcement will state the next expiry date of the Initial Offer Period.

(c) References to the making of an announcement by or on behalf of TU Acquisitions include the release of an announcement by TU Acquisitions, by public relations consultants retained by TU Acquisitions, or by Lehman Brothers or Merrill Lynch, to the press and the delivery by hand or telephone, facsimile or telex transmission or other electronic transmission of an announcement to the London Stock Exchange and the Dow Jones News Service, as the case may be. An announcement made otherwise than to the London Stock Exchange will be notified simultaneously to the London Stock Exchange.


(d) Without limiting the manner in which TU Acquisitions may choose to make any public announcement and, subject to TU Acquisitions' obligations under applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act relating to TU Acquisitions' obligation to disseminate promptly public announcements concerning material changes to the Texas Utilities Offer), TU Acquisitions will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the London Stock Exchange and the Dow Jones News Service.


3  RIGHTS OF WITHDRAWAL

(a) Except as otherwise provided in this paragraph, tenders of Energy Group Securities and elections are irrevocable. Energy Group Securities tendered pursuant to the Texas Utilities Offer may be withdrawn pursuant to the procedures set out below at any time during the Initial Offer Period and in certain other circumstances described below. Energy Group Securities tendered during the Initial Offer Period and not validly withdrawn prior to the Initial Closing Date, and Energy Group Securities tendered during the Subsequent Offer Period, may not be withdrawn. Holders of Energy Group Securities will not have withdrawal rights during the Subsequent Offer Period, except in certain limited circumstances described below.


(b) If TU Acquisitions, having announced that the Acceptance Condition has been satisfied, fails by 3.30 pm (London time), 10.30 am (New York City time) on the relevant day (or such later time or date as the Panel may agree) to comply with any of the relevant requirements relating to the Texas Utilities Offer specified in paragraph 2(a) of this Part B of Appendix I above, an accepting holder of Energy Group Securities may immediately after that time withdraw his acceptance of the Texas Utilities Offer by written notice given by post or by hand to The Royal Bank of Scotland plc or The Bank of New York, at any of the relevant addresses specified at the end of this document, in each case receiving such notice on behalf of TU Acquisitions. This right of withdrawal may be terminated not less than eight days after the relevant day by TU Acquisitions confirming, if that be the case, that the Texas Utilities Offer is still unconditional and complying with the other relevant requirements relating to the Texas Utilities Offer specified in paragraph 2(a) of this Part B of Appendix I above. If any such confirmation is given, the [first period of 14 days referred to in paragraph 1 (b) of this Part B of Appendix I above] [Subsequent Offer Period] will run from the date of that confirmation and compliance.


(c) If a no extension and/or a no increase statement is withdrawn in accordance with paragraph 1(e) of this Part B of Appendix I above, any acceptance of the Texas Utilities Offer made after the date of that statement may be withdrawn thereafter in the manner referred to in paragraph 3(b) of this Part B of

     Appendix I above, for a period of eight days following the date on which the notice of the withdrawal of such statement is posted to holders of Energy Group Securities.

(d) Subject to (b) above, to be effective, a written notice of withdrawal must be received before the end of the Initial Offer Period by the party (either the United Kingdom Receiving Agent or the US Depositary) to whom the Acceptance Form was originally sent and must specify the name of the person who has tendered the Energy Group Securities, the number of Energy Group Securities to be withdrawn and (if certificates have been tendered) the name of the registered holder of the relevant Energy Group Securities, if different from the name of the person who tendered such Energy Group Securities.

(e) In respect of Energy Group ADSs, if Energy Group ADRs have been delivered or otherwise identified to the US Depositary, then, prior to the physical release of such Energy Group ADRs, the serial numbers shown on such Energy Group ADRs must be submitted and, unless the Energy Group ADSs evidenced by such Energy Group ADRs have been tendered by an Eligible Institution or by means of a Letter of Transmittal, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If interests in Energy Group ADSs evidenced by Energy Group ADRs have been delivered pursuant to the procedures for book-entry transfer set out in paragraph 10 of this Part B of Appendix I below, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Energy Group ADSs and must otherwise comply with such Book-Entry Transfer Facility's procedures.

(f) Withdrawals of tendered Energy Group Securities may not be rescinded (without TU Acquisitions' consent) and any Energy Group Securities properly withdrawn and not properly re-tendered will thereafter be deemed not validly tendered for the purposes of the Texas Utilities Offer. Withdrawn Energy Group Securities may be subsequently re-tendered, however, by following one of the procedures described in either paragraph 10 or paragraph 11 of this Part B of Appendix I below, as the case may be, at any time whilst the Texas Utilities Offer remains open.

(g) All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by TU Acquisitions, whose determination (except as required by the Panel) will be final and binding. None of TU Acquisitions, The Energy Group, Lehman Brothers, Merrill Lynch, the US Depositary, the United Kingdom Receiving Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

4  LIMITED SHARE ALTERNATIVE

(a)  The Share Alternative is conditional upon:

     (i) the Texas Utilities Offer becoming or being declared unconditional in all respects;

     (ii) New Texas Utilities Shares having been approved for listing, subject to notice of issuance, on the NYSE, the CSE and the PSE; and

     (iii) the Registration Statement remaining effective under the Securities Act.

(b) If the conditions referred to in paragraphs 4(a) (ii) and (iii) above are not satisfied at the time the Texas Utilities Offer would otherwise become or be declared unconditional in all respects, the Share Alternative will lapse and any holder of Energy Group Securities who has elected for the Share Alternative will be entitled to receive only the cash consideration payable under the Texas Utilities Offer (and will be deemed not to have elected for the Share Alternative).


     (i) The maximum aggregate number of Energy Group Securities in respect of which valid elections for the Share Alternative shall be deemed to have been made shall be limited, in such manner as TU Acquisitions may decide, so that the total number of Energy Group Shares (including Energy Group Shares represented by Energy Group
            ADSs) acquired by TU Acquisitions other than for cash or for Loan Notes, whether pursuant to the Texas Utilities Offer or otherwise (and having regard to the maximum number of shares which may be issued as a result of the exercise of options or subscription rights under the Energy Group Share

            Schemes and the maximum level of elections for New Texas Utilities Shares which may be made by holders of Energy Group Shares whose shares are acquired compulsorily under section 429 of the Companies
            Act), shall represent a maximum of 20 per cent. of the total number of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) acquired by TU Acquisitions pursuant to the Texas Utilities Offer or otherwise. To the extent that total elections for the Share Alternative exceed or may exceed this limit, elections will be scaled down on a pro rata basis. For the purposes of applying the limit on the maximum aggregate number of Energy Group Shares in respect of which valid elections for the Share Alternative shall be deemed to have been made and scaling down elections for the Share Alternative on a pro rata basis, each election for the Share Alternative with respect to an Energy Group ADS shall be deemed to be an election for the Share Alternative with respect to four Energy Group Shares.



     (ii) The scaling down (if required) of elections for the Share Alternative shall be calculated in accordance with the following formula:



                                                          B X 0.2
                                             X = A X   (  -------  )
                                                           C + D
                where    X     is the scaled down number of Energy Group Shares on the
                               basis of which the entitlement of an accepting Energy Group
                               Shareholder to receive New Texas Utilities Shares under the
                               Share Alternative will be calculated;
                         A     is the number of Energy Group Shares in respect of which
                               such shareholder has elected for the Share Alternative;
                         B     is the fully diluted number of Energy Group Shares;
                         C     is the total number of Energy Group Shares in respect of
                               which Energy Group Shareholders have elected for the Share
                               Alternative as at midnight (London time) 7.00 pm (New York
                               City time) on the date ten days after the Initial Closing
                               Date as extended; and
                         D     is the total number of Energy Group Shares (on a fully
                               diluted basis) less the total number of Energy Group Shares for which valid acceptances have been received as set out in the announcement declaring the Texas Utilities Offer wholly unconditional.

     (iii) Any scaling down with respect to the Share Alternative shall be based on those valid elections received by midnight (London time) 7.00 pm (New York City time) on the date ten days after the Initial Closing Date as extended.


(c) The New Texas Utilities Shares will be issued free from all liens, charges and other encumbrances or other equitable interests. New Texas Utilities Shares will rank pari passu in all respects with existing shares of Texas Utilities Common Stock, including the right to receive in full all dividends, if any, and other distributions declared, paid or made on such shares after the date of issuance of such shares.

(d) No election for the Share Alternative will be valid unless both a valid acceptance of the Texas Utilities Offer and a valid election for the Share Alternative, duly completed in all respects and accompanied by, if appropriate, all relevant share certificates and/or other document(s) of title, are duly received by the time and date on which the Share Alternative closes.

(e) If any acceptance of the Texas Utilities Offer which includes an election for the Share Alternative is not, or is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the holder(s) of Energy Group Securities purporting to make such election shall not, for any purpose, be entitled to receive New Texas Utilities Shares under the Share Alternative, but any such acceptance which is otherwise valid shall be deemed to be an acceptance of the Texas Utilities Offer (without the Share Alternative) for the number of Energy Group Securities which are the subject of the acceptance and the relevant holder(s) of Energy Group Securities will, on the Texas Utilities Offer becoming unconditional in all respects, be entitled to receive such cash consideration as shall become due under the Texas Utilities Offer.

(f) The Share Alternative will remain open for acceptance for as long as the Texas Utilities Offer remains open for acceptance.

(g) Holders of Energy Group Securities who are entitled to receive New Texas Utilities Shares pursuant to the Texas Utilities Offer may take advantage of safekeeping services provided by Texas Utilities Shareholder Services ("Shareholder Services") with respect to such New Texas Utilities Shares.

      Unless the person entitled to such New Texas Utilities Shares elects to receive certificated securities, all New Texas Utilities Shares to which such person is entitled will be held by Shareholder Services or its nominee and credited to such person's account. There will be no charge for safekeeping of the New Texas Utilities Shares by Shareholder Services.



     An owner of New Texas Utilities Shares held by Shareholder Services may request Shareholder Services at any time to sell all or a portion of his or her New Texas Utilities Shares by delivering to Shareholder Services a written request. Shareholder Services will instruct an independent broker to sell such shares as soon as practicable after processing the request and will transmit to the owner the proceeds of the sale (less brokerage fees and commissions, any transfer taxes and a fee of $10 for each such transfer).



     Each owner of New Texas Utilities Shares held by Shareholder Services will receive a receipt for such New Texas Utilities Shares from Shareholder Services, together with information about other services provided by Shareholder Services, mailed as soon as practicable after the end of the Subsequent Offer Period. Thereafter, Shareholder Services will mail a quarterly statement of account to each owner of New Texas Utilities Shares held in safekeeping by Shareholder Services for such owner. Quarterly statements are the owner's record of the shares of Texas Utilities Common Stock held by Shareholder Services, including any sales or transfers thereof, and should be retained for tax purposes.



     Certificates for any number of whole New Texas Utilities Shares held by Shareholder Services for an owner will be issued at no charge upon the written request of such owner mailed to Shareholder Services. New Texas Utilities Shares held by Shareholder Services may not be pledged. Any owner who wishes to pledge such shares must request that certificates for the shares be issued in such owner's name.


     Cash dividends paid on New Texas Utilities Shares held by Shareholder Services will be paid by cheque mailed to the owner, subject to any required United States income tax withholding.

     For additional information regarding the safekeeping services and available options, please contact:

        Texas Utilities Shareholder Services
        P.O. Box 225249
        Dallas, TX 75222-5249

        (toll free telephone) (800) 828-0812

        (local telephone) (214) 812-8100

5  LOAN NOTE ALTERNATIVE

(a) The Loan Note Alternative is conditional upon the Texas Utilities Offer becoming or being declared unconditional in all respects.

(b) No election for the Loan Note Alternative will be valid unless both a valid acceptance of the Texas Utilities Offer and a valid election for the Loan Note Alternative, duly completed in all respects and accompanied by, if appropriate, all relevant share certificates and/or other document(s) of title, are duly received by the time and date on which the Loan Note Alternative closes.

(c) If any acceptance of the Texas Utilities Offer which includes an election for the Loan Note Alternative is not, and is not deemed to be, valid or complete in all respects at such time, such election shall for all purposes be void and the holder(s) of Energy Group Shares purporting to make such election shall not, for any purpose, be entitled to receive the Loan Note Alternative, but any such acceptance which is otherwise valid shall be deemed to be an acceptance of the Texas Utilities Offer (without the Loan Note Alternative) for the number of Energy Group Shares which are the subject of the acceptance and the holder(s) of Energy Group Shares will, on the Texas Utilities Offer becoming unconditional in all respects, be entitled to receive the cash consideration due under the Texas Utilities Offer.

(d) The Loan Note Alternative will remain open for acceptance for as long as the Texas Utilities Offer remains open for acceptance.

(e) The Loan Note Alternative is not available to or for the account or benefit of any US Person.

6  EFFECT OF ELECTIONS


(a) The completion of Box 3 on the Form of Acceptance or of the Limited Share Election box in the Letter of Transmittal shall, subject to the other terms of the Texas Utilities Offer, be treated as an election for the Share Alternative described in paragraph 4 of the letter from Lehman Brothers and Merrill Lynch set out earlier in this Offer Document and paragraph 4 of Part B of Appendix I above and as an acknowledgement and agreement by the relevant holder of Energy Group Securities that:


     (i) he shall release and discharge TU Acquisitions from any obligation pursuant to the Texas Utilities Offer to pay cash in respect of that part of his holding of Energy Group Securities in respect of which he is entitled to receive New Texas Utilities Shares (except any amount of L3.00 or over payable as referred to in (ii) below and/or in respect of a fractional entitlement to a New Texas Utilities Share) and accepts the undertaking of Texas Utilities to issue to him the New Texas Utilities Shares to which he is entitled pursuant to the Share Alternative;


     (ii) to the extent that such holder's election for the Share Alternative is scaled down (in the manner referred to in paragraph 4 of Part B of Appendix I above), such holder will, in relation to that part of his holding for which his election for the Share Alternative is unsuccessful, receive the cash consideration to which he is entitled, in respect of that part of his holding, under the Texas Utilities Offer as if he had not elected for the Share Alternative (other than any amount which, when aggregated with any fractional entitlement to a New Texas Utilities Share, is less than L3.00); and


     (iii) if the conditions to the Share Alternative referred to in paragraphs 4(a)(ii) and (iii) of Part B of Appendix I above relating to the listing of New Texas Utilities Shares and the Registration Statement are not satisfied at the time the Texas Utilities Offer would otherwise become or be declared unconditional in all respects, the Share Alternative will lapse and such holder will only be entitled to receive the cash consideration payable under the Texas Utilities Offer (and will be deemed not to have elected for the Share Alternative);

     and shall also constitute the acceptance by such holder of an offer to him by TU Acquisitions and Texas Utilities to enter into an agreement with TU Acquisitions and Texas Utilities to the effect that:


     (iv) he shall release and discharge TU Acquisitions from any obligation pursuant to the Texas Utilities Offer to pay cash in respect of that part of his holding of Energy Group Securities in respect of which he is entitled to receive New Texas Utilities Shares (except any amount of L3.00 or over payable in respect of a fractional entitlement to a New Texas Utilities Share) and accepts the undertaking of Texas Utilities to issue to him the New Texas Utilities Shares to which he is entitled pursuant to the Share Alternative;

     (v) Texas Utilities agrees to issue to such holder the New Texas Utilities Shares to which such holder is entitled pursuant to the Share Alternative; and


     (vi) TU Acquisitions accepts the release and discharge of its liability to pay cash consideration by such holder as specified in (iv) above and agrees to pay to Texas Utilities an amount equal to the amount of the cash consideration the obligation to pay which such holder has agreed to release and discharge TU Acquisitions.


(b) The insertion of a number in Box 4 on the Form of Acceptance shall, subject to the other terms of the Texas Utilities Offer, be treated in respect of the relevant number of Energy Group Shares as an election for the Loan Note Alternative described in paragraph 5 of this Part B of Appendix I above.


(c) An election will not be valid unless the Acceptance Form is completed correctly in all respects and is received in accordance with paragraph 10 ("Procedures for tendering Energy Group ADSs") or paragraph 11 ("Procedures for tendering Energy Group Shares") below.

(d) To allow TU Acquisitions to pay interest on the Loan Notes without withholding US income tax, beneficial owners of Loan Notes must certify that they are not US Persons for the purposes of US federal income tax laws (see paragraph 15(b) of Appendix VIII below).

(e) In the event that both Boxes 3 and 4 are completed on a Form of Acceptance, any election for the Loan Note Alternative will only be effective to the extent that the shareholder's election for the Share Alternative is scaled down (in the manner referred to in paragraph 4 of Part B of Appendix I above) so that there are a number of Energy Group Shares (the "residual number") in respect of which the relevant shareholder has accepted the Texas Utilities Offer but will not be entitled to receive New Texas Utilities Shares. If, in such circumstances the number inserted or deemed to be inserted in Box 4 on the Form of Acceptance is greater than the residual number, the election for the Loan Note Alternative will be treated as being made in respect of a number of Energy Group Shares equal to the residual number.


7 REVISIONS OF THE TEXAS UTILITIES OFFER, THE LOAN NOTE ALTERNATIVE AND/OR THE SHARE ALTERNATIVE

(a) Although no revision of the Texas Utilities Offer is envisaged, if the Texas Utilities Offer (in its original or any previously revised form(s)) is revised (either in its terms or Conditions or in the value or form of the consideration offered or otherwise) and any such revision represents, on the date on which such revision is announced (on such basis as Lehman Brothers and Merrill Lynch may consider appropriate) an improvement (or no diminution) in the value of the consideration under the Texas Utilities Offer as so revised compared with the value of the consideration previously offered, the benefit of the revised Texas Utilities Offer will, subject as provided in this paragraph 7 below, be made available to holders of Energy Group Securities who have accepted the Texas Utilities Offer in its original or any previously revised form(s) and not validly withdrawn such acceptance (hereinafter called a "Previous Acceptor"). The acceptance by or on behalf of a Previous Acceptor of the Texas Utilities Offer in its original or any previously revised form(s) shall, subject as provided in this paragraph 7 and in paragraph 10 or paragraph 11 of Part B of this Appendix I below, be deemed to be an acceptance of the Texas Utilities Offer as so revised and shall constitute the appointment of any director of TU Acquisitions or of Lehman Brothers and/or Merrill Lynch as his attorney and/or agent with authority to accept any such revised Texas Utilities Offer on behalf of such Previous Acceptor and to make such elections as those made by the Previous Acceptor in relation to the Texas Utilities Offer in the Acceptance Form previously executed by him or on his behalf and to execute on behalf of and in the name of such Previous Acceptor all such further documents and take such further actions (if any) as may be required to give effect to such acceptances and/or elections. In making any such acceptance or making any such election, the attorney and/or agent will take into account the nature of any previous acceptances and/or elections made by or on behalf of the Previous Acceptor and such other facts or matters as he may reasonably consider relevant.

(b) The authorities conferred by paragraph 7(a) of Part B of this Appendix I above shall not be exercised by any director of TU Acquisitions or of Lehman Brothers and/or Merrill Lynch, as the case may be, if, as a result thereof, the Previous Acceptor would thereby receive less in cash than he would have received as a result of his acceptance of the Texas Utilities Offer (in its original or any previously revised form(s)) in the form in which it was originally accepted by him and the exercise of the powers of attorney so conferred by paragraph 7(a) of Part B of this Appendix I above of any such Previous Acceptor shall be ineffective to the extent that such Previous Acceptor shall lodge, within [14] calendar days of the posting of the document pursuant to which the improved consideration referred to in paragraph 7(a) of Part B of this Appendix I above is made available to holders of Energy Group Securities, an Acceptance Form validly accepting the Texas Utilities Offer in which he validly elects to receive the consideration receivable by him in some other manner than that set out in his original acceptance.

(c) TU Acquisitions reserves the right (subject to paragraph 7(a) of this Part B of this Appendix I above) to treat an executed Acceptance Form relating to the Texas Utilities Offer (in its original or any previously revised form(s)) which is received (or dated) after the announcement or issue of the Texas Utilities Offer in any revised form as a valid acceptance and/or election of the revised Texas Utilities Offer and such acceptance shall constitute an authority in the terms of paragraph 7(a) of Part B of this Appendix I above, mutatis mutandis, on behalf of the relevant holder of Energy Group Securities.

8  GENERAL

(a) If the Texas Utilities Offer lapses, pursuant to the City Code, neither TU Acquisitions nor any person acting or deemed to be acting in concert with TU Acquisitions for the purpose of the Texas Utilities Offer nor any of their respective affiliates may make an offer (whether inside or outside the United Kingdom) for Energy Group Securities for a period of one year following the date of such lapse, except with the consent of the Panel.

(b) Except with the consent of the Panel, settlement of the consideration to which any holder of Energy Group Securities is entitled under the Texas Utilities Offer will be implemented in full in accordance with the terms of the Texas Utilities Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which TU Acquisitions may otherwise be, or claim to be, entitled as against such holder of Energy Group Securities. Consideration due to a holder of Energy Group Securities who validly accepts the Texas Utilities Offer will (except with the consent of the Panel) be despatched not later than 14 calendar days after the later of the Initial Closing Date and the date of receipt of a valid and complete acceptance from such holder of Energy Group Securities. Cash consideration will be settled as described in paragraph 15 ("Settlement") below.

(c) Any omission or failure to despatch this document, the Acceptance Form, any other document relating to the Texas Utilities Offer and/or any notice required to be despatched under the terms of the Texas Utilities Offer to, or any failure to receive the same by, any person to whom the Texas Utilities Offer is made or should be made shall not invalidate the Texas Utilities Offer in any way. Subject to the provisions of paragraph 9 ("Overseas shareholders") below, the Texas Utilities Offer extends to any such persons to whom this document, the Acceptance Form, and/or any related offering document may not have been despatched or who may not receive such documents and such persons may collect copies of those documents from Lehman Brothers or Merrill Lynch.

(d) All powers of attorney, appointment of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Acceptance Form are given by way of security for the performance of the obligations of the holder of Energy Group Securities concerned and are irrevocable in accordance with section 4 of the Powers of Attorney Act 1971, except in the circumstances where the donor of such power of attorney or authority is entitled to withdraw his acceptance in accordance with paragraph 3 ("Rights of withdrawal") above and duly does so.

(e) If all Conditions are satisfied, fulfilled or, where permitted, waived and TU Acquisitions acquires or contracts to acquire, pursuant to the Texas Utilities Offer or otherwise, at least 90 per cent. in value of the Energy Group Shares (including Energy Group Shares represented by Energy Group
     ADSs) to which the Texas Utilities Offer relates before the end of the period of four months beginning with the date of the Texas Utilities Offer, it will be entitled to and intends to acquire the remaining Energy Group Shares on the same terms as the Texas Utilities Offer pursuant to and subject to sections 428 to 430F (inclusive) of the Companies Act.

     Whether or not TU Acquisitions is in a position to effect the compulsory acquisition of any outstanding Energy Group Shares in accordance with the Companies Act as referred to above, and irrespective of the size of any outstanding minority in The Energy Group, TU Acquisitions intends to seek to procure, after the Texas Utilities Offer becomes or is declared unconditional, an application by The Energy Group to the London Stock Exchange for Energy Group Shares to be delisted and an application by The Energy Group to the NYSE for Energy Group ADSs to be delisted. [The London Stock Exchange has confirmed that it would agree to the delisting of the Energy Group Shares in those circumstances.]

(f) TU Acquisitions, Lehman Brothers and Merrill Lynch reserve the right to notify any matter, including the making of the Texas Utilities Offer, to all or any holders of Energy Group Securities with a registered address outside the United Kingdom and the United States, or whom TU Acquisitions knows to be a custodian, trustee or nominee holding Energy Group Securities for persons in Canada, Australia, or Japan, by announcement in the United Kingdom to the London Stock Exchange and in the United States to the Dow Jones News Service or in any other appropriate manner, or by paid advertisement in a newspaper published and circulated in the United Kingdom and the United States, in which event such notice will be deemed to have been sufficiently given, notwithstanding any failure by any such holders of Energy Group Securities to receive or see such notice. All references in this document to notice in writing by or on behalf of TU Acquisitions will be construed accordingly. No such document will be sent to an address in Canada, Australia or Japan.

(g) The Texas Utilities Offer is being extended by means of an advertisement to be inserted in the Financial Times (United Kingdom version only) on [-] 1998 [Date of this document] to all persons to whom this document or an Acceptance Form may not be despatched (or by whom such documents may not be received) who hold or are entitled to have allotted or issued to them Energy Group Securities.

(h) The terms, provisions, instructions and authorities contained in the Acceptance Form constitute part of the terms of the Texas Utilities Offer. Words and expressions defined in this document have the same meanings when used in the Acceptance Form, unless the context otherwise requires.

(i) References to a holder of Energy Group Securities include references to the person or persons executing any Acceptance Form and in the event of more than one person executing an Acceptance Form, such references will apply to them jointly and severally.

9  OVERSEAS SHAREHOLDERS

(a) The making of the Texas Utilities Offer in, or to certain persons who are citizens, residents or nationals of, jurisdictions outside the United Kingdom or the United States (and the availability of Loan Notes and/or New Texas Utilities Shares to such persons and, in the case of Loan Notes, to citizens or residents of the United States) may be prohibited or affected by the laws of the relevant overseas jurisdiction. Holders of Energy Group Securities who are citizens, residents or nationals of jurisdictions outside the United Kingdom and the United States (and, in the case of Loan Notes, the United Kingdom only) should inform themselves about and observe any applicable legal requirements. It is the responsibility of any such holder of Energy Group Securities wishing to accept the Texas Utilities Offer, the Share Alternative or the Loan Note Alternative to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, compliance with other necessary formalities and the payment of any issue, transfer or other taxes or duties in such jurisdiction. Any such holder of Energy Group Securities will also be responsible for payment of any issue, transfer or other taxes or duties or other requisite payments due in such jurisdiction by whomsoever payable and each of TU Acquisitions and Lehman Brothers, Merrill Lynch and any person acting on their behalf shall be entitled to be fully indemnified and held harmless by such holder of Energy Group Securities for any issue, transfer or other taxes or duties as TU Acquisitions, Lehman Brothers, Merrill Lynch or such person may be required to pay.

(b) In particular, the Texas Utilities Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan, or by use of the mails or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of, any of these jurisdictions. Accordingly, copies of this document, the Acceptance Form and any related offer documents are not being mailed or otherwise distributed or sent in or into Canada, Australia or Japan. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not distribute, send or mail them in, into or from Canada, Australia or Japan or use any such means, instrumentality or facilities in connection with the Texas Utilities Offer, and doing so may render invalid any related purported acceptance of the Texas Utilities Offer. Persons wishing to accept the Texas Utilities Offer must not use the Canadian, Australian or Japanese mails or any such means, instrumentality or facilities for any purpose directly or indirectly related to acceptance of the Texas Utilities Offer. Envelopes containing the Acceptance Form must not be postmarked in Canada, Australia or Japan or otherwise despatched from these jurisdictions and all acceptors must provide addresses outside Canada, Australia and Japan for the receipt of the consideration to which they are entitled under the Texas Utilities Offer and which is despatched by post or for the return of the Acceptance Form and (in relation to Energy Group Shares in certificated form) any Energy Group Share certificate(s) and/or other document(s) of title.

(c) The provisions of this paragraph 9 and/or other terms of the Texas Utilities Offer relating to overseas holders of Energy Group Securities may be waived, varied or modified as regards specific holders of Energy Group Securities or on a general basis by TU Acquisitions in its absolute discretion. References in this paragraph 9 to holders of Energy Group Securities shall include references to the person or persons executing an Acceptance Form and, in the event of more than one person executing an Acceptance Form, the provisions of this paragraph 9 shall apply to them jointly and severally.


(d) If, pursuant to the Texas Utilities Offer, any New Texas Utilities Shares would otherwise be issued to any person(s) whom TU Acquisitions believes would be unable to give the representation and warranty set out in paragraph 12(l) of Part B of this Appendix I below, then such person(s) shall be deemed to have given an authority to TU Acquisitions and its agents, as agents and/or attorneys of such person(s) in respect of the New Texas Utilities Shares to which such person(s) thereby become(s) entitled:
     (i) to sell such shares on behalf of such holder in the market within 21 days of such shares being allotted, (ii) to receive the certificate(s) and/or other document(s) of title therefor and to execute instrument(s) of transfer in respect of such shares, and (iii) to remit the net proceeds of such sale(s) (after deducting therefrom the expenses of sale) as soon as reasonably practicable to the person or agent whose name and address is set out in the relevant box in the Acceptance Form or, if no name is set out, to the first-named holder at his registered address. Neither TU Acquisitions nor any person acting on behalf of it shall have any liability to any person for any loss or alleged loss arising from the price, timing or manner of any sale made pursuant to the authority set out above or otherwise in connection therewith.



(e) The New Texas Utilities Shares to be issued pursuant to the Share Alternative will not be the subject of a prospectus under the securities laws of any province of Canada. In addition, no steps have been taken, nor will be taken, to enable the New Texas Utilities Shares to be offered in Japan in compliance with applicable securities laws of Japan and no prospectus in relation to the New Texas Utilities Shares has been, or will be, lodged with or registered by the Australian Securities Commission, nor will the New Texas Utilities Shares be registered under any relevant securities laws of any other country. TU Acquisitions will not authorise the delivery of any document(s) of title in respect of any New Texas Utilities Shares falling to be allotted pursuant to the Texas Utilities Offer to any address in Canada, Australia or Japan or to any person who is, or whom TU Acquisitions has reason to believe is a person in Canada, Australia or Japan or who, by completing Box 9 of the Form of Acceptance or otherwise, does not give the warranty set out in paragraph 12(l) of this Part B of Appendix I. Any holder of Energy Group Securities accepting the Texas Utilities Offer who is a person in Canada, Australia or Japan or who does not give such warranty shall be deemed not to have accepted the Share Alternative.



(f) The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, registered under the Securities Act or under any relevant securities law of any state or district of the United States and will not be the subject of a prospectus under the securities laws of any province of Canada. In addition, no steps have been taken, or will be taken, to enable the Loan Notes to be offered in Japan in compliance with applicable securities laws of Japan and no prospectus in relation to the Loan Notes has been, or will be, lodged with or registered by the Australian Securities Commission, nor will the Loan Notes be registered under any relevant securities laws of any other country. TU Acquisitions will not authorise the delivery of any document(s) of title in respect of any Loan Notes falling to be allotted pursuant to the Texas Utilities Offer to any address in the United States, Canada, Australia or Japan or to any person who is, or whom TU Acquisitions has reason to believe is, a US Person or a person in Canada, Australia or Japan or who, by completing Box 9 of the Form of Acceptance or otherwise, does not give the warranty set out in paragraph 12(l) of this Part B of Appendix I. Any holder of Energy Group Securities accepting the Texas Utilities Offer who is a US Person or a person in Canada, Australia or Japan or who does not give such warranty shall be deemed not to have accepted the Loan Note Alternative.

10  PROCEDURES FOR TENDERING ENERGY GROUP ADSS

(a) If you are a holder of Energy Group ADSs evidenced by Energy Groups ADRs, you will have also received a Letter of Transmittal and Notice of Guaranteed Delivery for use in connection with the Texas Utilities Offer. This section should be read together with the instructions on the Letter of Transmittal. The provisions of this section shall be deemed to be incorporated in, and form a part of, the relevant Letter of Transmittal. The instructions printed on the relevant Letter of Transmittal shall be deemed to form part of the terms of the Texas Utilities Offer.

(b) For a holder of Energy Group ADSs evidenced by Energy Group ADRs to tender such Energy Group ADSs validly pursuant to the Texas Utilities Offer, either:

     (i) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents (or Agent's Message in the case of book-entry transfers), must be received by the US Depositary at one of its addresses set forth on the back cover of this document and the Energy Group ADRs evidencing such Energy Group ADSs must be either received by the US Depositary at one of such addresses or delivered pursuant to the procedures for book-entry transfers set out below (and a confirmation of receipt of such transfer received by the US Depositary); or

     (ii) such holder must comply with the "Guaranteed Delivery Procedures" (as set forth in paragraph 10(h) below).

The Texas Utilities Offer in respect of Energy Group ADSs evidenced by Energy Group ADRs shall be validly accepted by delivery of a Letter of Transmittal (or Agent's Message in case of book-entry transfers), the relevant Energy Group ADRs evidencing Energy Group ADSs and other required documents to the US Depositary by holders of Energy Group ADSs (without any further action by the US Depositary), subject to the terms and conditions set out in the Letter of Transmittal. The acceptance of the Texas Utilities Offer by a tendering holder of Energy Group ADSs evidenced by Energy Group ADRs pursuant to the procedures described above, subject to the withdrawal rights described below, will be deemed to constitute a binding agreement between such tendering holder of Energy Group ADSs and TU Acquisitions upon the terms and subject to the Conditions of the Texas Utilities Offer. IF AN ENERGY GROUP ADR EVIDENCING AN ENERGY GROUP ADS HAS BEEN TENDERED BY A HOLDER OF ENERGY GROUP ADSS, THE ENERGY GROUP SHARES REPRESENTED BY SUCH ENERGY GROUP ADSS MAY NOT BE TENDERED INDEPENDENTLY. A LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS CONTAINED IN AN ENVELOPE POSTMARKED IN CANADA, JAPAN OR AUSTRALIA OR OTHERWISE APPEARING TO TU ACQUISITIONS OR ITS AGENTS TO HAVE BEEN SENT FROM CANADA, JAPAN OR AUSTRALIA MAY BE REJECTED AS INVALID.

(c)BOOK-ENTRY TRANSFER

     The US Depositary will establish an account at the Book-Entry Transfer Facilities with respect to interests in Energy Group ADSs evidenced by Energy Group ADRs held in book-entry form for the purposes of the Texas Utilities Offer within two Business Days from the date of this document. Any financial institution that is a participant in any of the Book-Entry Transfer Facility's systems may make book-entry delivery of interests Energy Group ADSs by causing a Book-Entry Transfer Facility to transfer such interests in Energy Group ADSs into the US Depositary's account at such Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility's procedure for such transfer. Although delivery of interests in Energy Group ADSs evidenced by Energy Group ADRs may be effected through book-entry transfer into the US Depositary's account at a Book-Entry Transfer Facility, either:

     (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees; or

     (ii) an Agent's Message (as defined below),

     and, in either case, any other required documents must in any case be transmitted to, and received by, the US Depositary at one of its addresses set forth on the back cover of this document before Energy Group ADSs evidenced by Energy Group ADRs will be either counted as a valid acceptance or purchased, or such holder must comply with the Guaranteed Delivery Procedures described below. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the US Depositary and forming a part of a Book-Entry Confirmation that states that such Book-Entry Transfer Facility has received an express acknowledgement from the participant in such Book-Entry Transfer Facility tendering the interests in Energy Group ADSs that such participant has received and agrees to be bound by the terms of the Letter of Transmittal. Delivery of documents to a Book-Entry Transfer Facility does not constitute delivery to the US Depositary.


(d)  METHOD OF DELIVERY

     The method of delivery of Energy Group ADRs, the Letters of Transmittal and all other required documents is at the option and risk of the tendering holder of Energy Group ADSs. Energy Group ADSs will be deemed delivered only when the Energy Group ADRs representing such Energy Group ADSs are actually received by the US Depositary (including in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. No acknowledgement of receipt of any Letter of Transmittal or other required documents will be given by, or on behalf of, TU Acquisitions.

(e)  SIGNATURE REQUESTS

     No signature guarantee is required on the Letter of Transmittal if:

     (i) the Letter of Transmittal is signed by the registered holder of the Energy Group ADSs tendered therewith and such registered holder has not completed either the Box entitled "Special Payment Instructions" or the Box entitled "Special Delivery Instructions" or the box entitled "Special Texas Utilities Common Stock Instructions" in the Letter of Transmittal; or

     (ii) such Energy Group ADSs are tendered for the account of an Eligible Institution.

     In all other cases all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 on the Letter of Transmittal.

(f)  ENERGY GROUP ADSS AND ADRS

     If the Energy Group ADSs are registered in the name of a person other than the person who signs the Letter of Transmittal, then the tendered Energy Group ADRs must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered owner or owners appear on the Energy Group ADRs, with the signatures on the Energy Group ADRs or stock powers guaranteed as aforesaid. See Instructions 1 and 5 on the Letter of Transmittal.

(g)  PARTIAL ACCEPTANCES

     If fewer than all of the Energy Group ADSs evidenced by any Energy Group ADRs delivered to the US Depositary are to be tendered, the holder thereof should so indicate in the Letter of Transmittal by filling in the number of Energy Group ADSs which are to be tendered in the box entitled "Number of Energy Group ADSs Tendered". In such case, a new Energy Group ADR for the remainder of the Energy Group ADSs represented by the former Energy Group ADR will be sent to the person(s) signing such Letter of Transmittal (or delivered as such person properly indicates thereon) as promptly as practicable following the date the tendered Energy Group ADSs are purchased. All Energy Group ADSs delivered to the US Depositary will be deemed to have been tendered unless otherwise indicated. See Instruction 4 to the Letter of Transmittal. In the case of partial tenders, Energy Group ADSs not tendered will not be reissued to a person other than the registered holder.

(h)  GUARANTEED DELIVERY PROCEDURES

(i) If a holder of Energy Group ADSs evidenced by Energy Group ADRs desires to tender Energy Group ADSs pursuant to the Texas Utilities Offer and the Energy Group ADRs evidencing such Energy Group ADSs are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the US Depositary prior to the expiry of the Subsequent Offer Period, such holder's tender of Energy Group ADSs may be effected if all the following conditions are met (the "Guaranteed Delivery Procedures"):

        (aa)     such tender is made by or through an Eligible Institution;

        (bb) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by TU Acquisitions is received by the US Depositary, as provided below, prior to the expiry of the Subsequent Offer Period; and

        (cc) the Energy Group ADRs evidencing all tendered Energy Group ADSs (or, in the case of interests in Energy Group ADSs held in book-entry form, timely confirmation of the book-entry transfer of such interests in Energy Group ADSs into the US Depositary's account at a Book-Entry Transfer Facility as described above), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the US Depositary within three Business Days after the date of execution of such Notice of Guaranteed Delivery.

     (ii) The Notice of Guaranteed Delivery may be delivered by hand or mailed to the US Depositary and must include a signature guarantee by an Eligible Institution in the form set out in such Notice of Guaranteed Delivery.

     (iii) Receipt of a Notice of Guaranteed Delivery will not be treated as a valid acceptance for the purpose of satisfying the Acceptance Condition. To be counted towards satisfaction of this requirement, Energy Group ADRs evidencing Energy Group ADSs referred to in the Notice of Guaranteed Delivery must, prior to the Initial Closing Date, be received by the US Depositary (or, in the case of interests in Energy Group ADSs evidenced by Energy Group ADRs held in book-entry form, timely confirmation of a book-entry transfer of such interests in Energy Group ADSs into the US Depositary's account at a Book-Entry Transfer Facility pursuant to the procedure set out above), together with a duly executed Letter of Transmittal with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and any other required documents.

(i)  OTHER REQUIREMENTS

     By executing the Letter of Transmittal as set out above, the tendering holder of Energy Group ADSs evidenced by Energy Group ADRs will agree that effective from and after the date all Conditions are satisfied or, where permitted, waived:

     (i) TU Acquisitions shall be entitled to direct the exercise of any votes attaching to any Energy Group Shares represented by Energy Group ADSs, in respect of which the Texas Utilities Offer has been accepted or is deemed to have been accepted and any other rights and privileges attaching to such Energy Group Shares, including any right to requisition a general meeting of The Energy Group or of any class of its shareholders; and

     (ii) the execution of the Letter of Transmittal and its delivery to the US Depositary (or delivery of an Agent's message to the US Depositary) will constitute:

        (aa) an authority to The Energy Group or its agents from the tendering holder of Energy Group ADSs to send any notice, circular, warrant, document or other communication, which may be sent to him as a holder of Energy Group ADSs, to TU Acquisitions at its registered office;

        (bb) an authority to TU Acquisitions or its agent to sign any consent to short notice of a general meeting or separate class meeting on behalf of the tendering holder of Energy Group ADSs and/or to execute a form of proxy in respect of such Energy Group ADSs appointing any person nominated by TU Acquisitions to attend general meetings or separate class meetings of The Energy Group or its members (or any of them) (or any adjournments thereof) and to exercise the votes attaching to such Energy Group ADSs on the holders' behalf; and

        (cc) the agreement of the tendering holder of Energy Group ADSs not to exercise any of such rights without the consent of TU Acquisitions and the irrevocable undertaking of the tendering holder of Energy Group ADSs not to appoint a proxy for or to attend general meetings or separate class meetings.

(j) If the Texas Utilities Offer lapses, all documents tendered will be returned within 14 calendar days thereafter at the risk of the holder of Energy Group Securities concerned.


(k) If you are a holder of Energy Group ADSs and are in any doubt about the procedure for acceptance, please telephone the Information Agent on


11  PROCEDURES FOR TENDERING ENERGY GROUP SHARES

(a) Holders of Energy Group Shares will have received with this document a Form of Acceptance. This section should be read together with the Form of Acceptance. The provisions of this section shall be deemed to be incorporated in, and to form a part of, the Form of Acceptance. The instructions printed on the Form of Acceptance shall be deemed to form part of the terms of the Texas Utilities Offer.

     If a holder of Energy Group Shares holds Energy Group Shares in both certificated and uncertificated form, he should complete a separate Form of Acceptance for each holding. Similarly, such holder should complete a separate Form of Acceptance for Energy Group Shares held in uncertificated form, but under different member account IDs, and for Energy Group Shares held in certificated form, but under different designations.


(b) To accept the Texas Utilities Offer, any holder of Energy Group Shares, including any person in the US who holds Energy Group Shares, wishing to accept the Texas Utilities Offer in respect of all or any portion of such holder's Energy Group Shares, should complete Box 1 and, if such holder's Energy Group Shares are in CREST, Box 8, and sign Box 7 on the Form of Acceptance in accordance with the instructions printed on it. All holders of Energy Group Shares who are individuals should sign the Form of Acceptance in the presence of a witness who should also sign Box 7 in accordance with the instructions printed on it. Unless witnessed, an acceptance will not be valid.



(c) An accepting holder of Energy Group Shares should return the completed, signed and witnessed Form of Acceptance, whether or not such Energy Group Shares are in CREST, to the United Kingdom Receiving Agent or US Depositary. The completed Form of Acceptance, together, if such holder's Energy Group Shares are in certificated form, with his share certificate(s) and/or other document(s) of title, must be lodged with the United Kingdom Receiving Agent or the US Depositary, as soon as possible, but in any event so as to arrive not later than 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998. If you have any questions as to how to complete the Form of Acceptance, please contact the United Kingdom Receiving Agent on 0117 937-0672 or the US Depositary on (888) 460-7637.


     A person in the US who holds Energy Group Shares may submit the Form of Acceptance, together with his share certificate(s) and/or other document(s) of title, to the US Depositary, who will receive such Form(s) of Acceptance and certificate(s) and/or other document(s) of title on behalf of the United Kingdom Receiving Agent. A Form of Acceptance contained in an envelope postmarked Canada, Japan or Australia or otherwise appearing to TU Acquisitions or its agents to have been sent from Canada, Japan or Australia may be rejected as invalid.


(d) If Energy Group Shares are in uncertificated form, the holder should insert in Box 8 of the Form of Acceptance the participant ID and member account ID under which such Energy Group Shares are held by him in CREST and otherwise complete and return the Form of Acceptance as described above. In addition, such holder should take (or procure to be taken) the action set out below to transfer the Energy Group Shares in respect of which he wishes to accept the Texas Utilities Offer to an escrow balance, specifying The Royal Bank of Scotland plc (in its capacity as a CREST participant under the participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the transfer to escrow settles not later than
     10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998.


(e) If the holder of such Energy Group Shares is a CREST sponsored member, he should refer to his CREST sponsor before taking any action. Such holder's sponsor will be able to confirm details of his participant ID and the member account ID under which his Energy Group Shares are held. In addition, only his CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to his Energy Group Shares.

(f) The holder of such Energy Group Shares in uncertificated form should send (or, if he is a CREST sponsored member, procure that his CREST sponsor sends) a TTE Instruction to CRESTCo which must be properly authenticated in accordance with CRESTCo's specifications and which must contain, in addition to the other information that is required for a TTE Instruction to settle in CREST, the following details:

     (i) the number of Energy Group Shares to be transferred to an escrow balance;


     (ii) the member account ID of such holder of Energy Group Shares. This must be the same member account ID as the member account ID that is inserted in Box 8 of the Form of Acceptance;



     (iii) the participant ID of such holder of Energy Group Shares. This must be in the same participant ID as the participant ID that is inserted in Box 8 of the Form of Acceptance;



     (iv) the participant ID of the escrow agent (the United Kingdom Receiving Agent in its capacity as a CREST Receiving Agent). This is RA75;



     (v)    the member account ID of the escrow agent. This is ENERGY;



     (vi) the Form of Acceptance Reference Number. This is the Form of Acceptance Reference Number that appears on page 3 of the Form of Acceptance. This Reference Number should be inserted in the first eight characters of the shared note field on the TTE Instruction. Such insertion will enable the United Kingdom Receiving Agent to match the transfer to escrow to your Form of Acceptance. The holder of such shares should keep a separate record of this Form of Acceptance Reference Number for future reference;



     (vii) the Intended Settlement Date. This should be as soon as possible and in any event not later than [-] 1998;



     (viii) the Corporate Action Number for the Texas Utilities Offer. This is
            5-



(g) After settlement of the TTE Instruction, such holder of Energy Group Shares will not be able to access the Energy Group Shares concerned in CREST for any transaction or charging purposes. If the Conditions are satisfied, fulfilled or, where permitted, waived, the escrow agent will transfer the Energy Group Shares concerned to itself in accordance with paragraph 12(d) of this Part B of Appendix I below.


(h) Such holder of Energy Group Shares is recommended to refer to the CREST Manual published by CRESTCo for further information on the CREST procedures outlined above. For ease of processing, such holder is requested, wherever possible, to ensure that a Form of Acceptance relates to only one transfer to escrow.

(i) If no Form of Acceptance Reference Number, or an incorrect Form of Acceptance Reference Number, is included on the TTE Instruction, TU Acquisitions may treat any amount of Energy Group Shares transferred to an escrow balance in favour of the escrow agent specified above from the participant ID and member account ID identified in the TTE Instruction as relating to any Form(s) of Acceptance which relate(s) to the same member account ID and participant ID (up to the amount of Energy Group Shares inserted or deemed to be inserted on the Form(s) of Acceptance concerned).

(j) Such holder of Energy Group Shares should note that CRESTCo does not make available special procedures, in CREST, for any particular corporate action. Normal system timings and limitations will therefore apply in connection with a TTE Instruction and its settlement. Such holder should therefore ensure that all necessary action is taken by him (or by his CREST sponsor) to enable a TTE Instruction relating to his Energy Group Shares to settle prior to 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998. In this connection such holder is referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(k) TU Acquisitions will make an appropriate announcement if any of the details contained in this paragraph 11 alter for any reason.

(l) Normal CREST procedures (including timings) apply in relation to any Energy Group Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form, during the course of the Texas Utilities Offer (whether any such conversion arises as a result of a transfer of Energy Group Shares or otherwise). Holders of Energy Group Shares who are proposing so to convert any Energy Group Shares are recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Energy Group Shares as a result of the conversion to take all necessary steps in connection with an acceptance of the Texas Utilities Offer (in particular, as regards delivery of share certificate(s) or other documents of title or transfers to an escrow balance as described above) prior to 10.00 pm (London time), 5.00 pm (New York City time) on [-] 1998.

(m) If the share certificate(s) and/or other document(s) of title is/are not readily available or is/are lost, the Form of Acceptance should nevertheless be completed, signed and returned as stated above to the United Kingdom Receiving Agent or the US Depositary so as to be received as soon as possible, but in any event no later than 10.00 pm (London time),
     5.00 pm (New York City time) on [-] 1998 together with any share certificate(s) and/or other document(s) of title that is/are available, accompanied by a letter stating that the balance will follow or that one or more share certificate(s) and/or other document(s) of title have been lost and the certificate(s) and/or other document(s) of title should be forwarded as soon as possible thereafter. If the share certificate(s) and/or other document(s) of title are lost, the accepting holder should request the registrar of The Energy Group (Lloyds Bank Registrars, The Causeway, Goring-by-Sea, Worthing, West Sussex BN99 6DA) to send him a letter of indemnity for completion in accordance with the instructions given. When completed the letter of indemnity must be lodged with the United Kingdom Receiving Agent or the US Depositary, in accordance with instructions given, in support of the Form of Acceptance.

(n) Subject to the City Code, TU Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Texas Utilities Offer which is not entirely in order or in the correct form or which is not accompanied by (as applicable) the relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or which is received by it at a place or places other than as set out in this document or the Acceptance Forms. In that event, the consideration under the Texas Utilities Offer will be despatched only when the acceptance is entirely in order and (as applicable) the relevant transfer to escrow or the relevant share certificate(s) and/or document(s) of title or indemnity satisfactory to TU Acquisitions has/have been received.

(o) If the Texas Utilities Offer lapses, all documents lodged for acceptance will be returned within 14 calendar days thereafter at the risk of the holder of Energy Group Shares concerned.

(p) No acknowledgement of receipt of any Form of Acceptance, share certificates and/or other documents(s) of title will be given by, or on behalf of TU Acquisitions. The method of delivery of share certificate(s) and/or other document(s) of title for Energy Group Shares and all other required documents is at the option and risk of the accepting holder of Energy Group Shares. In all cases, sufficient time should be allowed to ensure timely delivery and in any event to ensure delivery by 10.00 pm (London time),
     5.00 pm (New York City time) on [-] 1998.


(q) Any holder of Energy Group Shares who is in any doubt as to the procedure for acceptance should contact the United Kingdom Receiving Agent by telephone on 0117 937 0672. Such holder is also reminded that, if he is a CREST sponsored member, he should contact his CREST Sponsor before taking any action.


12  FORMS OF ACCEPTANCE

Each holder of Energy Group Shares by whom, or on whose behalf, a Form of Acceptance is executed and lodged with the United Kingdom Receiving Agent or US Depositary (subject to the rights of withdrawal set forth in this document) undertakes, represents, warrants to and agrees with TU Acquisitions, Lehman Brothers, Merrill Lynch and the United Kingdom Registrar and US Depositary (so as to bind such holder and his personal or legal representatives, heirs, successors and assigns) to the following effect:



(a) that execution of the Form of Acceptance and its delivery to the United Kingdom Receiving Agent or US Depositary constitutes (i) an acceptance of the Texas Utilities Offer in respect of the number of Energy Group Shares inserted or deemed to have been inserted in Box 1 of the Form of Acceptance; (ii) an election under the Loan Note Alternative in respect of the number of Energy Group Shares inserted, or deemed to be inserted, in Box 4 of the Form of Acceptance; (iii) an election under the Share Alternative in respect of the number of Energy Group Shares inserted, or deemed to be inserted, in Box 3 of the Form of Acceptance; and (iv) an undertaking to execute any further documents and give any further assurances which may be required to enable TU Acquisitions to obtain the full benefit of paragraph 11 of Part B of Appendix I above and this paragraph 12 and/or to perfect any of the authorities expressed to be given hereunder on and subject to the terms and Conditions set out or referred to in this document and the Form of Acceptance;



(b) that such holder has full power and authority to tender, sell, assign or transfer the Energy Group Shares in respect of which the Texas Utilities Offer is accepted or deemed to be accepted (together with all rights attaching to them) and when the same are transferred to TU Acquisitions pursuant to the terms of the Texas Utilities Offer, TU Acquisitions will acquire such Energy Group Shares fully paid and free from all liens, charges, equities, encumbrances and other interests and together with all rights now or hereafter attaching hereto, including, without limitation, the right to receive and retain all dividends, interest and other distributions, if any, declared, made or paid on or after 2 March 1998;


(c) that the execution of the Form of Acceptance and its delivery to the United Kingdom Receiving Agent or US Depositary constitutes, subject to the Conditions being satisfied, fulfilled or, where permitted, waived and to the holder of Energy Group Shares not having validly withdrawn his acceptance and as security for its obligations to TU Acquisitions under paragraph 12(a)(iv) above, the irrevocable appointment of any director of, or other person nominated by, TU Acquisitions to act on its behalf as such holder's attorney and agent ("attorney"), and an irrevocable instruction to the attorney, to complete and execute all or any forms of transfer and/or such other documents at the attorney's discretion in relation to the Energy Group Shares referred to in paragraph 12(a) above in favour of TU Acquisitions or such other persons as TU Acquisitions may direct and to deliver such forms of transfer and/or other document(s) at the attorney's discretion together with the share certificate(s) and/or other document(s) of title relating to such Energy Group Shares for registration within six months of their purchase and to do all such other acts and things as may in the opinion of such attorney be necessary or expedient for the purpose of, or in connection with, the acceptance of the Texas Utilities Offer and to vest in TU Acquisitions or its nominees the Energy Group Shares to which such Form of Acceptance relates as aforesaid;

(d) that the execution of the Form of Acceptance and its delivery to the United Kingdom Receiving Agent or US Depositary constitutes, subject to the Conditions being satisfied, fulfilled or, where permitted, waived, and to the accepting holder of Energy Group Shares not having validly withdrawn his acceptance, an irrevocable authority and request:

     (i) to transfer to TU Acquisitions (or to such other person or persons as TU Acquisitions or its agents may direct) by means of CREST all or any of the Relevant Energy Group Shares (as defined below) (but not exceeding the number of Energy Group Shares in respect of which the Texas Utilities Offer is accepted or deemed to be accepted);

     (ii) if the Conditions are not satisfied, fulfilled or, where permitted, waived, to give instructions to CRESTCo, immediately after the lapsing of the Texas Utilities Offer (or within such longer period as the Panel may permit, not exceeding 14 days of the lapsing of the Texas Utilities Offer), to transfer all Relevant Energy Group Shares to the original available balance of the accepting holder of Energy Group Shares. "Relevant Energy Group Shares" means Energy Group Shares in uncertificated form and in respect of which a transfer or transfers to escrow has or have been effected pursuant to the procedures described in paragraphs 11(d) to 11(l) of this Part B of

           Appendix I above and where the transfer(s) to escrow was or were made in respect of Energy Group Shares held under the same member account ID and participant ID as the member account ID and participant ID relating to the Form of Acceptance concerned (but irrespective of whether or not any Form of Acceptance Reference Number, or a Form of Acceptance Reference Number corresponding to that appearing on the Form of Acceptance concerned, was included in the TTE Instruction concerned);

     (iii) to The Energy Group or its agents to procure the registration of the transfer of the Energy Group Shares in certificated form pursuant to the Texas Utilities Offer and the delivery of the share certificate(s) and/or other document(s) of title in respect of them to TU Acquisitions or as it may direct;


     (iv) if the Energy Group Shares concerned are in certificated form, or if either of the provisos to sub-paragraph (v) of this paragraph 12(d) apply, to TU Acquisitions or its agents to procure the despatch by post (or by such other methods as may be approved by the Panel) of a cheque drawn on a branch of a United Kingdom clearing bank for any cash to which an accepting Energy Group Shareholder is entitled, at the risk of such shareholder, to the person or agent whose name and address outside Canada, Australia and Japan is set out in Box 10 of the Form of Acceptance, or if no name and address is set out in Box 10, to the first-named holder at his registered address outside Canada, Australia or Japan as set out in Box 2 (or, if applicable, Box
          6) on the Form of Acceptance together with a cheque for any cash payable to such holder of Energy Group Shares in respect of fractional entitlements;


     (v) if the Energy Group Shares concerned are in uncertificated form, to TU Acquisitions or its agents to procure the creation of an assured payment obligation in favour of the holder of Energy Group Shares' payment bank in accordance with the CREST assured payment arrangements in respect of the cash consideration to which such shareholder is entitled, provided that (aa) TU Acquisitions may (if, for any reason, it wishes to do so) determine that all or any part of any such cash consideration shall be paid by cheque despatched by post and (bb) if the Energy Group Shareholder concerned is a CREST member whose registered address is in Canada, Australia or Japan, any cash consideration to which such shareholder is entitled shall be paid by cheque despatched by post, and in either of such cases, sub-paragraph
          (iii) of this paragraph 12(d) shall apply;

     (vi) to TU Acquisitions or its agent(s) to record and act upon any instructions with regard to payment or notices which have been recorded in the records of The Energy Group in respect of such holder of Energy Group Shares as if such instructions had been given in respect of his entitlement to Loan Notes (if any); and


     (vii) to TU Acquisition or its agent(s) to procure that the name of such holder of Energy Group Shares is entered on the share register of Texas Utilities in respect of any New Texas Utilities Shares to which such holder becomes entitled pursuant to this acceptance of the Texas Utilities Offer and under the Share Alternative (subject to the provisions of Texas Utilities's restated articles of incorporation and bylaws) and is to procure the despatch by post (or by such other method as may be approved by the Panel) of the document(s) of title for such New Texas Utilities Shares, at the risk of such holder, to the person whose name and address is set out in Box 2 (or as the case may be, Box 6 or Box 10) of the Form of Acceptance provided that this is outside Canada, Australia or Japan.


(e) that subject to the Texas Utilities Offer becoming or being declared wholly unconditional (or if the Texas Utilities Offer will become unconditional in all respects or lapses immediately upon the outcome of the resolution in question) or if the Panel otherwise gives its consent and pending registration:

     (i) TU Acquisitions or its agents shall be entitled to direct the exercise of any votes attaching to any Energy Group Securities in respect of which the Texas Utilities Offer has been accepted or is deemed to have been accepted and not validly withdrawn and any of the rights and privileges attaching to such Energy Group Securities including the right to requisition a general meeting of The Energy Group or of any class of its securities; and

     (ii) the execution of the Form of Acceptance and its delivery to the United Kingdom Receiving Agent or US Depositary shall constitute:

        (aa) an authority to The Energy Group or its agents from such holder to send any notice, circular, warrant, document, or other communication which may be required to be sent to him or her as a shareholder of The Energy Group to TU Acquisitions at its registered office;

        (bb) an authority to TU Acquisitions or its agents to sign any consent to short notice of a general meeting or separate class meeting on his behalf and/or to execute a form of proxy in respect of such Energy Group Shares appointing any person nominated by TU Acquisitions to attend general meetings and separate class meetings of The Energy Group or its members (or any of them) (or any adjournment of them) and to exercise the votes attaching to such Energy Group Shares on his behalf, such votes to be cast so far as possible to satisfy any outstanding Condition or otherwise as TU Acquisitions or its agents sees fit; and

        (cc) the agreement of such holder not to exercise any of such rights without the consent of TU Acquisitions and the irrevocable undertaking of such holder not to appoint a proxy for or to attend general meetings or separate class meetings;

(f) that such holder will deliver, or procure the delivery to the United Kingdom Receiving Agent or US Depositary of, his share certificates and/or other documents of title in respect of the Energy Group Shares in certificated form referred to in paragraph 12(a) above, or an indemnity acceptable to TU Acquisitions in lieu thereof, as soon as possible and in any event within six months of the purchase of such Energy Group Shares;

(g) that such holder will take (or procure to be taken) the action necessary to transfer all Energy Group Shares in respect of which the Texas Utilities Offer has been accepted or is deemed to have been accepted held by him in uncertificated form to an escrow balance as soon as possible and in any event so that the transfer to escrow settles within two months of the Texas Utilities Offer becoming unconditional in all respects;

(h) that if, for any reason, any Energy Group Shares in respect of which a transfer to an escrow balance has been effected are converted to certificated form, he will immediately deliver or procure the immediate delivery of, the share certificate(s) and/or other document(s) of title in respect of all such Energy Group Shares as so converted to The Royal Bank of Scotland plc at one of its addresses set out at the back of this document;


(i) that the creation of an assured payment obligation in favour of his payment bank in accordance with the CREST assured payments arrangements as referred to in paragraph 12(d)(v) of this Part B of Appendix I above shall, to the extent of the obligation so created, discharge in full any obligation of TU Acquisitions and/or Lehman Brothers and Merrill Lynch to pay to him the cash consideration to which he is entitled pursuant to the Texas Utilities Offer;


(j) that the terms and Conditions contained in this document shall be deemed to be incorporated in, and form part of, the Form of Acceptance, which shall be read and construed accordingly;

(k) that such holder agrees to do all such acts and things as shall be necessary, and execute any additional documents deemed by TU Acquisitions to be desirable, to complete the purchase and transfer of the Energy Group Shares and to vest in TU Acquisitions or its nominees the Energy Group Shares aforesaid and all such acts and things as may be necessary or expedient to enable the United Kingdom Receiving Agent to perform its functions as escrow agent for the purposes of the Texas Utilities Offer;


(l)  that unless "Yes" is put in Box 9 on the Form of Acceptance, such holder:


     (i) has not received or sent copies of this document or any Acceptance Forms or any related documents in, into or from Canada, Japan or Australia and has not otherwise utilised in connection with the Texas Utilities Offer, directly or indirectly, the Canadian, Australian or Japanese mails or any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or any facilities of a national securities exchange, of Canada, Australia or Japan;

     (ii) is accepting the Texas Utilities Offer from outside Canada, Japan or Australia; and

     (iii)is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given any instructions with respect to the Texas Utilities Offer from outside Canada, Japan or Australia;

(m) that the execution of the Form of Acceptance constitutes an authority to TU Acquisitions and its agent in the terms of paragraph 7(a) of this Part B of Appendix I above;

(n) that such holder agrees and acknowledges that he is not a customer (as defined in the rules of The Securities and Futures Authority Limited) of Lehman Brothers, Merrill Lynch, Lazard or Morgan Stanley in connection with the Texas Utilities Offer;

(o) that such holder agrees to ratify each and every act or thing which may be done or effected by any Director of, or other person nominated by, TU Acquisitions or their respective agents, as the case may be, in the exercise of any of his powers and/or authorities hereunder;

(p) that if any provision of this paragraph 12 shall be unenforceable or invalid or shall not operate so as to afford TU Acquisitions or the United Kingdom Receiving Agent or the US Depositary or their respective agents the benefit of the authority expressed to be given herein, he shall with all practicable speed do all such acts and things and execute all such documents that may be required to enable those persons to secure the full benefits of this section;

(q) that the execution of the Form of Acceptance constitutes the submission of such holder, in relation to all matters arising out of the Texas Utilities Offer and the Form of Acceptance, to the jurisdiction of the Courts of England;

(r)  that on execution of a Form of Acceptance, it shall take effect as a Deed;
     and

(s) that, if such holder elects for the Loan Note Alternative (in whole or in part), he is not a citizen or resident of the United States, nor acting on behalf of such person.

DELIVERY OF THE FORM OF ACCEPTANCE AND CERTIFICATES REPRESENTING ENERGY GROUP SHARES AND/OR OTHER DOCUMENTS OF TITLE TO THE US DEPOSITARY WILL CONSTITUTE DELIVERY OF THEM TO THE UNITED KINGDOM RECEIVING AGENT FOR THE PURPOSES OF PARAGRAPH 11 OF THIS PART B OF APPENDIX I ABOVE AND THIS PARAGRAPH.

13  CERTAIN PROVISION CONCERNING ACCEPTANCES

(a) Without prejudice to the right reserved by TU Acquisitions to treat Acceptance Forms as valid even though not entirely in order or not accompanied by, where Energy Group Shares are in certificated form, the relevant share certificates and/or other documents of title, or not accompanied by the relevant transfer to escrow, except as otherwise agreed by the Panel:

     (i) an acceptance of the Texas Utilities Offer will only be counted towards fulfilling the Acceptance Condition if the requirements of Note 4 and, if applicable, Note 6 to Rule 10 of the City Code are satisfied in respect of such acceptance. For additional information on Note 4 and
         Note 6 to Rule 10 of the City Code, see paragraph 13(b) below;

     (ii) a purchase of Energy Group Securities by TU Acquisitions or its nominee(s) (or a person acting in concert with TU Acquisitions or its nominee(s)), will only be counted towards fulfilling the Acceptance Condition if the requirements of Note 5 and, if applicable, Note 6 to Rule 10 of the City Code are satisfied in respect of such purchase. For additional information on Note 5 and Note 6 to Rule 10 of the City Code, see paragraph 13(b) below; and

     (iii)the Acceptance Condition will not be declared satisfied until the United Kingdom Receiving Agent has issued a certificate to TU Acquisitions (or its agent) which states the number of Energy Group Securities in respect of which acceptances have been received which comply with paragraph 13(a)(i) above and the number of Energy Group Securities otherwise acquired, whether before or during the Initial Offer Period, which comply with paragraph 13(a)(ii) above.

(b) Notes 4 to 6 to Rule 10 of the City Code contain detailed provisions for verifying which acceptances and purchases may be counted towards fulfilling the Acceptance Condition or in determining whether the Acceptance Condition has been fulfilled and are principally concerned to ensure that the acceptor is the registered owner of the securities which he is tendering. The principal requirements of Notes 4 to 6 to Rule 10 are that any Acceptance Form must be completed to a suitable standard (i.e., it must constitute a transfer or a valid and irrevocable appointment of TU Acquisitions of some person on its behalf or as agent or attorney for the purpose of executing a transfer) and it must be accompanied by, where Energy Group Shares are in certificated form, the appropriate share certificate(s) or other document(s) of title and, in all cases, any relevant supporting documentation (such as powers of attorney). Immediately prior to the satisfaction of the Acceptance Condition the United Kingdom Receiving Agent will issue a certificate to TU Acquisitions stating the number of Energy Group Securities tendered and not validly withdrawn pursuant to the Texas Utilities Offer and the number of Energy Group Securities otherwise acquired, on or before the Initial Closing Date as the case may be, in compliance with the provision referred to in paragraph 13(a) above. Copies of such certificates will be sent to the Panel as soon as possible after they are issued.

(c) Subject to the City Code, TU Acquisitions reserves the right to treat as valid in whole or in part any acceptance of the Texas Utilities Offer which is not entirely in order or which is not accompanied by the (as applicable) relevant transfer to escrow or the relevant share certificate(s) and/or other document(s) of title or which is received by it at a place or places other than set out in this document or the Acceptance Form. In that event, the consideration under the Texas Utilities Offer will be despatched only after the relevant transfer to escrow has settled or (as applicable) the relevant share certificate(s) and/or document(s) of title or indemnities satisfactory to TU Acquisitions have been received.

14  SUBSTITUTE ACCEPTANCE FORMS

The holders of Energy Group Securities have been sent with this document either a Letter of Transmittal (accompanied by a Notice of Guaranteed Delivery) and/or a Form of Acceptance. All holders of Energy Group ADSs have been sent a Letter of Transmittal and a Notice of Guaranteed Delivery, which they must use to tender their Energy Group ADSs and accept the Texas Utilities Offer. All holders of Energy Group Shares, including persons in the US who hold Energy Group Shares, have been sent a Form of Acceptance, which they must use to tender their Energy Group Shares and accept the Texas Utilities Offer. Should any holder of Energy Group Securities receive an incorrect form with which to accept the Texas Utilities Offer or require any additional forms, that person should contact the United Kingdom Receiving Agent or the US Depositary at the addresses set out at the end of this document, who will provide the appropriate forms.

15  SETTLEMENT

Subject to the satisfaction, fulfilment or, where permitted, the waiver of all Conditions (except as provided in paragraph 9 of this Part B of Appendix I in the case of certain overseas holders of Energy Group Securities), settlement of the consideration to which any holder of Energy Group Securities is entitled under the Texas Utilities Offer will be effected (i) in the case of acceptances received, complete in all respects, by the Initial Closing Date, within 14 days of such date, or (ii) in the case of acceptances of the Texas Utilities Offer received, complete in all respects, after such date, but while the Texas Utilities Offer remains open for acceptance, within 14 days of such receipt, in the following manner:

(a)  ENERGY GROUP SHARES IN UNCERTIFICATED FORM (THAT IS, IN CREST)
     Where an acceptance relates to Energy Group Shares in uncertificated form, the cash consideration to which the accepting holder of Energy Group Shares is entitled will be paid by means of CREST by

     TU Acquisitions procuring the creation of an assured payment obligation in favour of such accepting holder's payment bank in respect of the cash consideration due, in accordance with the CREST assured payment arrangements. Loan Notes or receipts or definitive certificates for New Texas Utilities Shares will be despatched by first class post (or by such other method as may be approved by the Panel). TU Acquisitions reserves the right to settle all or any part of the consideration referred to in this paragraph, for all or any accepting holders of Energy Group Securities, in the manner referred to in paragraph 14(b) below, if, for any reason, it wishes to do so.

(b)  ENERGY GROUP SECURITIES IN CERTIFICATED FORM
     Where an acceptance relates to Energy Group Securities in certificated form, cheques for cash due or Loan Notes or receipts or definitive certificates for New Texas Utilities Shares will be despatched by first class post (or by such other method as may be approved by the Panel).

16  CURRENCY OF CASH CONSIDERATION

Instead of receiving cash consideration in pounds sterling, holders of Energy Group Shares who so wish may receive US dollars on the following basis: the cash amount payable in pounds sterling to which such holder would otherwise be entitled pursuant to the terms of the Texas Utilities Offer will be converted, without charge, from pounds sterling to US dollars at the exchange rate obtainable by the relevant payment agent (either the United Kingdom Receiving Agent or the US Depositary) on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by TU Acquisitions to the relevant payment agent for delivery in respect of the relevant Energy Group Shares. A holder of Energy Group Shares may receive such amount on the basis set out above only in respect of the whole of his holding of Energy Group Shares in respect of which he accepts the Texas Utilities Offer. Holders of Energy Group Securities may not elect to receive both pounds sterling and US dollars. Unless they elect to receive pounds sterling, holders of Energy Group ADSs will receive consideration converted into US dollars as described above, as if such holders of Energy Group ADSs had elected to receive dollars. Consideration in US dollars may be inappropriate for holders of Energy Group Shares other than persons in the US and holders of Energy Group ADSs.

THE ACTUAL AMOUNT OF US DOLLARS RECEIVED WILL DEPEND UPON THE EXCHANGE RATE PREVAILING ON THE BUSINESS DAY ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY TU ACQUISITIONS. HOLDERS OF ENERGY GROUP SECURITIES SHOULD BE AWARE THAT THE US DOLLAR/POUNDS STERLING EXCHANGE RATE WHICH IS PREVAILING AT THE DATE ON WHICH AN ELECTION IS MADE TO RECEIVE DOLLARS AND ON THE DATES OF DESPATCH AND RECEIPT OF PAYMENT MAY BE DIFFERENT FROM THAT PREVAILING ON THE BUSINESS DAY ON WHICH FUNDS ARE MADE AVAILABLE TO THE RELEVANT PAYMENT AGENT BY TU ACQUISITIONS. IN ALL CASES, FLUCTUATIONS IN THE US DOLLAR/POUNDS STERLING EXCHANGE RATE ARE AT THE RISK OF ACCEPTING HOLDERS OF ENERGY GROUP SECURITIES WHO ELECT OR ARE TREATED AS HAVING ELECTED TO RECEIVE THEIR CONSIDERATION IN US DOLLARS. NEITHER TU ACQUISITIONS NOR ANY OF ITS ADVISERS OR AGENTS SHALL HAVE RESPONSIBILITY WITH RESPECT TO THE ACTUAL AMOUNT OF CASH CONSIDERATION PAYABLE OTHER THAN IN POUNDS STERLING.

                                  APPENDIX II

 DESCRIPTION OF TEXAS UTILITIES CAPITAL STOCK; COMPARISON OF SHAREHOLDER RIGHTS

1  DESCRIPTION OF TEXAS UTILITIES CAPITAL STOCK


     The authorized capital stock of Texas Utilities consists of Common Stock, without par value, of which 245,237,559 shares were outstanding at 31 December 1997 and serial preference stock, par value $25 per share, of which none is outstanding. The following statements with respect to such capital stock of Texas Utilities are a summary of certain rights and privileges attaching to the stock under the laws of the State of Texas and the Restated Articles of Incorporation of Texas Utilities ("Texas Utilities Articles") and Bylaws, as amended, of ("Texas Utilities Bylaws"). This summary does not purport to be complete and is qualified in its entirety by reference to such laws, the Texas Utilities Articles and Texas Utilities Bylaws for complete statements.


     Each holder of Texas Utilities Common Stock is entitled to one vote for each share of Texas Utilities Common Stock held on all questions submitted to shareholders and to cumulative voting at all elections of directors. The Texas Utilities Common Stock has no preemptive or conversion rights. Upon issuance and delivery, the New Texas Utilities Shares, will be fully paid and nonassessable.

     The holders of the preference stock are not accorded voting rights, except that, when dividends thereon are in default in an amount equivalent to four full quarterly dividends, the holders of the preference stock are entitled to vote for the election of one-third of the Board of Directors or two Directors, whichever is greater, and, when dividends are in default in an amount equivalent to eight full quarterly dividends, for the election of the smallest number of Directors necessary so that a majority of the full Texas Utilities Board shall have been elected by the holders of the preference stock. Texas Utilities must also secure the approval of the holders of two-thirds of the outstanding shares of preference stock prior to effecting various changes in its capital structure.

     After the payment of full preferential dividends on the preference stock, holders of Texas Utilities Common Stock are entitled to dividends when and as declared by the Texas Utilities Board of Directors. After payment to the holders of preference stock of the preferential amounts to which they are entitled, the remaining assets to be distributed, if any, upon any dissolution or liquidation of Texas Utilities shall be distributed to the holders of the Texas Utilities Common Stock. Each share of Texas Utilities Common Stock is equal to every other share of Texas Utilities Common Stock with respect to dividends and also with respect to distributions upon any dissolution or liquidation.

     The Texas Utilities Common Stock is listed on the NYSE, CSE and PSE.

     The transfer agent and registrar for the Texas Common Stock is Texas Utilities Shareholder Services, Dallas, Texas.

2  COMPARISON OF SHAREHOLDER RIGHTS

     There are a number of differences between the rights attaching to shares of Texas Utilities Common Stock, as detailed above, and those attaching to Energy Group Shares. Certain rights attaching to Energy Group Shares, where those differences exist, are identified below. Such differences may arise from the differences between legislation and regulations governing The Energy Group and those governing Texas Utilities as well as between the constitutional documents of the two companies. The following is not a complete description of the differences between the rights associated with Energy Group Shares as compared to New Texas Utilities Shares. Further, it does not address the differing rights of holders of Texas Utilities preference stock.

     For a complete understanding of such differences, holders of Energy Group Securities are referred to the laws and applicable regulations of England, the United States and the State of Texas, the rules of the London Stock Exchange, the NYSE, the CSE, the PSE and the constitutional documents of both The Energy Group and Texas Utilities.

General

     The Energy Group is incorporated in England and operates in accordance with the Companies Act. Rules and regulations governing trading of Energy Group Shares differ from those relating to shares of Texas Utilities Common Stock.

Dividends

     Pursuant to The Energy Group's articles of association, and subject to the restrictions of English law, dividends may be declared by the Board of The Energy Group, or by The Energy Group, on the recommendation of the Board, by ordinary resolution in an amount not to exceed that recommended by the Board.

Meetings

     The holders of not less than one tenth of the paid up voting capital of The Energy Group have the right to requisition general meetings of shareholders.

Transfers

     The Energy Group articles of association allow The Energy Group Board, in its absolute discretion, and without giving any reason for so doing, to refuse to register certain transfers of shares, being shares which are not fully paid up, or being shares, whether fully paid up or not, which are in favour of more than four joint transferees.

                                  APPENDIX III

                     SUMMARY OF THE TERMS OF THE LOAN NOTES

The unsecured floating rate loan notes 1998/2004 of TU Acquisitions will be created by a resolution of the Board of TU Acquisitions (or a duly authorised committee of TU Acquisitions) and will be constituted by a loan note instrument (the "Loan Note Instrument") executed as a deed by TU Acquisitions. The Loan Notes will not be guaranteed. The issue of the Loan Notes will be conditional on the Texas Utilities Offer becoming or being declared unconditional in all respects. Loan Notes will only be issued if the aggregate valid elections for the Loan Note Alternative received on or before the date on which the Texas Utilities Offer becomes or is declared unconditional in all respects will result in TU Acquisitions issuing in excess of L1 million nominal value of Loan Notes. The Loan Note Alternative is not (subject to certain exceptions) available to persons with registered addresses in the United States, Canada, Japan or Australia or to or for the account or benefit of any US Person. The Loan Note Instrument will contain provisions, among others, to the effect set out below.

1 FORM AND STATUS

The Loan Notes will be issued by TU Acquisitions in registered form in amounts and integral multiples of L1 and will constitute unsecured obligations of TU Acquisitions ranking pari passu with its other unsecured obligations apart from those preferred by law. Fractional entitlements will be disregarded. The Loan
Note Instrument will not contain any restrictions on borrowing, disposals or charging of assets by TU Acquisitions or any member of the Texas Utilities Group.

2 INTEREST

a) Interest on the Loan Notes will accrue from day to day and will be calculated on the basis of a 365-day year (or in the case of a leap year, a 366-day year) and will be payable (subject to any requirement to deduct income tax therefrom) twice yearly in arrears on 30 June and 31 December or, if any such day is not a business day, on the immediately preceding business day ("interest payment dates") in each year in respect of the interest periods (as defined below) ending on those dates at a rate calculated as provided in sub-paragraph 2(b) below or, if no rate can be established in accordance with sub-paragraph 2(b) below, as provided in sub-paragraph 2(c) below, except that the first payment of interest on any Loan Note, which will be made on 31 December 1998, will be in respect of the period from the date of issue of such Loan Note to 31 December 1998 (both dates inclusive). The period from the date of issue of such Loan Notes to 31 December 1998 and the period from the day following 31 December 1998, or any subsequent interest payment date, to the next following interest payment date (inclusive of the next following interest payment date) is herein called an "interest period".

b) The rate of interest on the Loan Notes for each interest period will be that calculated by TU Acquisitions to be 0.5 per cent. below the rate per annum of the offer quotation for six months' deposits in sterling for an interest period which appears on Telerate Page 3750 at or about 12.00 noon (showing the rate as at or about 11.00 am) on the first day of the relevant interest period, except that in the case of the first interest period (being from the date of the issue of each Loan Note to 31 December 1998) such calculation will be made on the day on which any of the Loan Notes are first issued or, if any such day is not a business day, on the next succeeding business day (the "Calculation Day"). If no such offer quotation as at or about 11.00 am appears on Telerate Page 3750 on or before 3.00 pm on the Calculation Day, the rate of interest for each interest period shall be the arithmetic mean (rounded upward to the nearest five decimal places) of the offer quotations for sterling deposits for a period equal, or as nearly equal as possible, to an interest period which appear on the Reuters Screen LIBP Page at or about
   11.00 am on the Calculation Day. Any calculation of the rate of interest and of each such interest amount shall, in the absence of manifest error, be final and binding.

c) If a rate of interest cannot be established in accordance with the provisions in sub-paragraph 2(b) above for any interest period, then the rate of interest on the Loan Notes for such interest period shall be calculated by reference to a rate 0.5 per cent. below such rate as TU Acquisitions shall determine on the

                                      III-1
   basis of quotations made by reference to a London clearing bank or a group of London clearing banks as selected by TU Acquisitions or (failing which) to rates offered in any other sterling inter-bank market or markets as TU Acquisitions may select and if a rate of interest cannot be established in accordance with the above provisions of this sub-paragraph for any interest period then the applicable rate of interest shall be the same as that applicable to the Loan Notes during the previous interest period.

3 REDEMPTION OF LOAN NOTES

a) A holder of Loan Notes ("Noteholder") shall be entitled to require TU Acquisitions to redeem the whole (whatever the amount) or any part of his holding of Loan Notes at par, together with accrued interest (subject to any requirement to deduct income tax therefrom) to (and including) the date of payment, on 31 December 1998, and on any interest payment date falling thereafter by giving notice in writing to TU Acquisitions (in the form endorsed on the Loan Note certificate) not less than 30 days prior to such interest payment date accompanied by the certificate(s) for all the Loan Notes to be redeemed, provided that no such notice may be given in respect of any Loan Notes in respect of which notice of redemption has previously been given by TU Acquisitions in accordance with sub-paragraph 3(b) below.

b) If, at any time, the nominal amount of all Loan Notes outstanding is 20 per cent. or less of the total nominal amount of Loan Notes issued, TU Acquisitions shall have the right on giving to the remaining Noteholders not less than 30 days' notice in writing, such notice not to take effect prior to 31 December 1998, to redeem, on the expiry of such notice, all (but not some only) of the outstanding Loan Notes by payment of the nominal amount thereof together with accrued interest (subject to any requirement to deduct income tax therefrom) to (and including) the date of redemption.

c) Any Loan Notes not previously so redeemed or purchased will be repaid in full at par on 31 December 2004.

4 PURCHASE OF LOAN NOTES

TU Acquisitions will be entitled at any time after 31 December 1998 to purchase Loan Notes at any price by tender, private treaty or otherwise by agreement with the relevant Noteholder(s).

5 CANCELLATION

Any Loan Notes redeemed under paragraph 3 above or purchased under paragraph 4 above shall be cancelled and shall not be available for re-issue.

6 MODIFICATIONS

The provisions of the Loan Note Instrument and the rights of the Noteholders will be subject to modification, abrogation or compromise in any respect with the sanction of an Extraordinary Resolution of the Noteholders, as defined in the Loan Note Instrument, subject to the consent of TU Acquisitions. TU Acquisitions may amend the provisions of the Loan Note Instrument without such sanction or consent if, in the reasonable opinion of the financial adviser to TU Acquisitions, such amendment would not be materially prejudicial to the interests of Noteholders or is of a formal, minor or technical nature or corrects a manifest error.

7 REGISTRATION AND TRANSFER

The Loan Notes will be registered in amounts and multiples of L1. The Loan Notes will be transferable in amounts or integral multiples of L1.

                                      III-2

8 RESTRICTIONS ON OWNERSHIP AND TRANSFER

Notwithstanding the foregoing, prior to the date occurring 180 days after the last date of issue of any Loan Notes pursuant to the Texas Utilities Offer or, where applicable, pursuant to the provisions of sections 428 to 430F of the Companies Act:

a) no transfer of Loan Notes will be registered until each transferee has delivered to TU Acquisitions a certificate in the prescribed form to the effect that such transferee is not a US Person and is not acquiring, and will not be holding, such Loan Notes for the account or benefit of a US Person or with a view to the offer, sale or delivery, directly or indirectly, of such Loan Notes in the United States, Canada, Australia or Japan, or to or for the account or benefit of any US Person or any other person whom such transferee has reason to believe is purchasing for the purpose of such offer, sale or delivery;

b) payments of interest or principal in respect of the Loan Notes will not be made to addresses in the United States, Canada, Australia or Japan;

c) documents of title in respect of the Loan Notes will not be sent to addresses in the United States, Canada, Australia or Japan; and

d) registered addresses of holders of Loan Notes must be outside the United States, Canada, Australia or Japan.

9 PRESCRIPTION

Noteholders will cease to be entitled to amounts in respect of interest which remain unclaimed for a period of 12 years, and to amounts due in respect of principal which remain unclaimed for a period of 12 years, in each case from the date on which the relevant payment first becomes due, and such amounts shall revert to TU Acquisitions.

10 FURTHER LOAN NOTES

Provision will be made in the Loan Note Instrument to enable TU Acquisitions to make further issues of the Loan Notes so as to form a single series with the Loan Notes issued pursuant to the Texas Utilities Offer or to carry such rights as to interest, redemption and otherwise as TU Acquisitions may think fit.

Each Noteholder will have the right to acquire by subscription at par additional loan notes, to be issued by a subsidiary of TU Acquisitions (the "Additional Notes"), having a nominal value of an amount up to or equal to such Noteholder's holding of Notes, on terms and conditions substantially the same as those applicable to the Loan Notes, except as follows:

a) the rate of interest will be 1.5 per cent. below the rate per annum described in paragraph 2(b) above; and

b) the Additional Notes will not carry any right to acquire any additional securities.

The right to subscribe for Additional Notes will be exercisable on and after 31 December 2003.

11 NO LISTING

No application has been made or is intended to be made to for the Loan Notes to be listed or dealt in on any stock exchange.

12 EVENTS OF DEFAULT

Each Noteholder shall be entitled to require all or any part of the Loan Notes held by him to be repaid at par together with accrued interest (subject to any requirement to deduct any income tax therefrom) whilst any of the following is continuing:

a) any principal or interest on any of the Loan Notes held by that Noteholder shall fail to be paid in full within 30 days after the due date for payment thereof; or

                                      III-3

b) an order is made or an effective resolution is passed for the winding-up or dissolution (or any equivalent procedure in any other jurisdiction) of TU Acquisitions (other than for the purposes of an amalgamation or reconstruction or a members' voluntary winding-up upon terms previously approved by Extraordinary Resolution); or

c) an encumbrancer takes possession or a trustee, receiver or an administrator, administrative receiver or similar officer is appointed of all or substantially all of the undertaking of TU Acquisitions and such person has not been paid out or discharged within 30 days.

13 SUBSTITUTION

The Loan Notes will contain provisions entitling TU Acquisitions, without the consent of Noteholders, to substitute any of its subsidiaries or any holding company or subsidiaries of such holding company resident in the United Kingdom for tax purposes (other than Eastern or any of its subsidiaries) as the principal debtor under the Loan Notes or to require all or any of the Noteholders to exchange their Loan Notes for loan notes issued on the same terms mutatis mutandis by any such company provided that (a) TU Acquisitions guarantees such company's obligations thereunder; and (b) following such substitution or exchange, the Loan Notes or (as the case may be) such loan notes shall not contain a provision equivalent to this paragraph 13. References to TU Acquisitions in this summary shall be construed accordingly. TU Acquisitions' right to require substitution of such company as principal debtor (but not the right to require exchange of the Loan Notes) will be exercisable only if prior clearance has been obtained from the Inland Revenue to the effect that the substitution will not be treated as a disposal of the Loan Notes for the purposes of United Kingdom taxation of chargeable gains and TU Acquisitions' right to require such an exchange will be exercisable only if the exchange will fall within section 135 of the Taxation of Chargeable Gains Act 1992, and to the extent relevant, clearance has been received from the Inland Revenue under section 138 of that Act in respect of the exchange.

14 GOVERNING LAW

The Loan Notes and the Loan Note Instrument will be governed by and construed in accordance with English Law.

                                      III-4

                                  APPENDIX IV

              FINANCIAL AND OTHER INFORMATION ON THE ENERGY GROUP

1   RESULTS FOR THE NINE MONTHS ENDED 31 DECEMBER 1997.

The text on pages IV-1 to IV-3 is a reproduction of the announcement made by The Energy Group on 3 February 1998:

                   "THE ENERGY GROUP -- THIRD QUARTER RESULTS

                              FINANCIAL HIGHLIGHTS

- TURNOVER AT L3.4 BILLION UP 10%

- OPERATING PROFIT UP 15%

The Energy Group PLC today announces its results for the period 1 October 1997 to 31 December 1997. The results for the quarter have been compared to the pro forma operating results for the equivalent period in 1996 of certain of the businesses which were previously reported as part of Hanson plc.

FINANCIAL RESULTS

Group turnover for the nine months to 31 December 1997 was L3,390 million, an increase of 10 per cent. on the same period last year (pro forma 1996: L3,084 million). Operating profit for the nine month period was L379 million up 15 per cent. (pro forma 1996: L330 million), before exceptional costs associated with the Pacificorp bid and restructuring charges. Pre-exceptional earnings per share for this period were 40.0p.

TRADING

COAL

Third quarter turnover declined slightly to L323 million (pro forma 1996: L325 million) mainly due to adverse exchange rate movements. Operating profit rose 8 per cent. to L27 million (pro forma 1996: L25 million). Peabody sold 40 million tons (1996: 41 million tons) of steam and metallurgical coal during the quarter and its steam coal products continue to fuel approximately 9 per cent. of all electricity produced by US electricity companies.

POWER

Third quarter turnover was up 17 per cent. to L1,005 million (pro forma: L860 million) and operating profit rose 88 per cent. to L107 million (pro forma 1996:
L57 million). This substantial improvement reflects an excellent performance from our trading activities including Citizens Power and the UK coal-fired power stations. The new gas-fired power station at King's Lynn was fully commissioned in December and Eastern's gas and electricity retail business has also shown an upturn, reflecting improved margins.

NETWORKS

Third quarter turnover rose 9 per cent. to L139 million (pro forma: L127 million) with operating profit increasing 18 per cent. to L66 million (pro forma 1996: L56 million). These improved results are mainly due to property disposal and other one-off profits. The underlying networks business was broadly flat, reflecting continuing regulatory price reductions, offset by cost reductions.

Derek Bonham, Chairman, said: "These results demonstrate the strengths of The Energy Group's businesses. The increases in profit in our three sectors are very encouraging. With our mix of generating capacity this was always going to be a good quarter for us.

Today we have announced the terms of a recommended renewed offer by Pacificorp for The Energy Group. Together we can create a group with the scale and scope of operations to compete more effectively in international energy markets. Detailed terms of the offer will be mailed to our shareholders shortly."

                          UNAUDITED FINANCIAL RESULTS
                      THIRD QUARTER ENDED 31 DECEMBER 1997

                                                            PRO FORMA                     PRO FORMA
                                            3 MONTHS TO    3 MONTHS TO    9 MONTHS TO    9 MONTHS TO
                                            31 DECEMBER    31 DECEMBER    31 DECEMBER    31 DECEMBER
                                              1997 LM        1996 LM        1997 LM        1996 LM
                                            -----------    -----------    -----------    -----------
TURNOVER
Coal (Note 1).............................       323            325          1,014          1,058
Power.....................................     1,005            860          2,253          1,946
Networks..................................       139            127            354            331
Other.....................................         5              4             18             19
Intra-group...............................       (89)          (101)          (249)          (270)
                                               -----          -----          -----          -----
                                               1,383          1,215          3,390          3,084
                                               -----          -----          -----          -----
OPERATING PROFIT
Coal (Note 1).............................        27             25            112            113
Power.....................................       107             57            138             96
Networks..................................        66             56            147            134
Other (Note 2)............................        (8)            (4)           (18)           (13)
                                               -----          -----          -----          -----
                                                 192            134            379            330
PRE-EXCEPTIONAL OPERATING PROFIT
Bid-related costs (Note 3)................        (1)            --            (10)            --
Restructuring and re-organisation costs
(Note 3)..................................        --             --             (7)            --
                                               -----          -----          -----          -----
TOTAL OPERATING PROFIT....................       191            134            362            330
                                               -----          -----          -----          -----
Net interest and similar charges..........                                    (103)
                                                                             -----
PROFIT ON ORDINARY ACTIVITIES BEFORE
  TAXATION................................                                     259
Taxation charge for the period on
  results.................................                                     (66)
                                                                             -----
                                                                               193
Windfall tax..............................                                    (112)
                                                                             -----
Profit on ordinary activities after
  taxation................................                                      81
Dividends.................................                                     (41)
                                                                             -----
Profit retained for the period............                                      40
                                                                             -----
Earnings per ordinary share (Note 4)
Pre-exceptional...........................                                    40.0
Basic.....................................                                    15.7

Notes:

(1) Turnover and operating profit for coal include the results for contract restructuring.

(2) Pro forma adjustments have been made to the figures to 31 December 1996 in respect of the additional administration costs that arose following the demerger. The directors estimate that such costs amount to approximately L15 million per annum.

(3) Exceptional costs in the nine months ended 31 December 1997 relate to L7 million of restructuring costs within the Power segment and bid-related costs of L10 million, of which L1 million arose in the quarter ended 31 December 1997.

(4) The earnings per share for the 9 months ended 31 December 1997 are based on the profits for that period and on 516,756,926 shares which excludes the 4,100,891 shares held by The Energy Group Employee Benefit Trust, which has waived the right to dividends on the shares it holds.

                          UNAUDITED FINANCIAL RESULTS
                      THIRD QUARTER ENDED 31 DECEMBER 1997

                                                                                             PRO FORMA
                                                                                              9 MONTHS
                                                             PRO FORMA       9 MONTHS TO       TO 31
                                         3 MONTHS TO 31    3 MONTHS TO 31    31 DECEMBER      DECEMBER
                                         DECEMBER 1997     DECEMBER 1996        1997            1996
                                               $M                $M              $M              $M
                                         --------------    --------------    -----------    ------------
TURNOVER
Coal (Note 2)..........................        532               535            1,670          1,743
Power..................................      1,656             1,417            3,712          3,206
Networks...............................        229               209              583            545
Other..................................          8                 7               30             31
Intra-group............................       (147)             (166)            (410)          (444)
                                             -----             -----            -----          -----
                                             2,278             2,002            5,585          5,081
OPERATING PROFIT
Coal (Note 2)..........................         44                41              185            186
Power..................................        176                94              227            158
Networks...............................        109                92              242            221
Other (Note 3).........................        (13)               (6)             (30)           (21)
                                             -----             -----            -----          -----
PRE-EXCEPTIONAL OPERATING PROFIT.......        316               221              624            544
Bid-related costs (Note 4).............         (2)               --              (16)            --
Restructuring and re-organisation costs
  (Note 4).............................         --                --              (12)            --
                                             -----             -----            -----          -----
TOTAL OPERATING PROFIT.................        314               221              596            544
                                             -----             -----                           -----
Net interest and similar charges.......                                          (169)
                                                                                -----
PROFIT ON ORDINARY ACTIVITIES BEFORE
  TAXATION.............................                                           427
Taxation charge for the period on
  results..............................                                          (109)
                                                                                -----
                                                                                  318
Windfall tax...........................                                          (185)
                                                                                -----
Profit on ordinary activities after
  taxation.............................                                           133
Dividends..............................                                           (67)
                                                                                -----
Profit retained for the period.........                                            66
Earnings per ordinary ADS (Note 5)
Pre-exceptional........................                                          2.64
Basic..................................                                          1.03

---------------

(1) The above US$ figures have been translated at the average exchange rate for the nine months to 31 December 1997 of $1.6474 to the L.

(2) Turnover and operating profit for coal include the results for contract restructuring.

(3) Pro forma adjustments have been made to the figures to 31 December 1996 in respect of the additional administration costs that arose following the demerger. The directors estimate that such costs amount to approximately $25 million per annum.

(4) Exceptional costs in the nine months ended 31 December 1997 relate to $12 million of restructuring costs within the Power segment and bid-related costs of $16 million, of which $2 million arose in the quarter ended 31 December 1997.

(5) The earnings per ADS for the 9 months ended 31 December 1997 are based on the profits for that period and on 516,756,926 shares which excludes the 4,100,891 shares held by The Energy Group Employee Benefit Trust, which has waived the right to dividends on the shares it holds. One ADS is equivalent to four ordinary shares."

2   THE FOLLOWING DOCUMENTS FILED BY THE ENERGY GROUP WITH THE SEC ARE SET FORTH
    HEREIN:

a. Transition Report on Form 20-F of TEG for the period ended March 31, 1997, as filed with the SEC in September 1997;


b.   Form 6-K of The Energy Group for the month of August 1997;



c.   Form 6-K of The Energy Group for the month of September 1997;



d.   Form 6-K of The Energy Group for the month of October 1997;



e.   Form 6-K of The Energy Group for the month of November 1997; and



f.   Form 6-K of The Energy Group for the month of December 1997.

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM 20-F
(MARK ONE)
     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

     [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE FISCAL YEAR ENDED _________________

                                      OR

     [X]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
           OF THE SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM OCTOBER 1, 1996 TO MARCH 31, 1997

                         COMMISSION FILE NUMBER 1-14576
                             ---------------------

                              THE ENERGY GROUP PLC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                             ---------------------

                               ENGLAND AND WALES
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                                 117 PICCADILLY
                            LONDON W1V 9FJ, ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                             ---------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

    TITLE OF EACH CLASS                     NAME OF EACH EXCHANGE
    -------------------                     ---------------------
Ordinary Shares of 10p each                New York Stock Exchange*

---------------

* Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
                             ---------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

                                      None

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of
   March 31, 1997, the close of the period covered by the transition report:

Ordinary Shares of 10p each ........................ 520,857,817

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

     Indicate by check mark which financial statement item the registrant has elected to follow: [ ] Item 17 [X] Item 18
================================================================================

                               TABLE OF CONTENTS

                                                                                  PAGE
                                                                                  ----
PART I
          Item  1.  Description of Business.....................................    1
          Item  2.  Description of Property.....................................   28
          Item  3.  Legal Proceedings...........................................   29
          Item  4.  Control of Registrant.......................................   29
          Item  5.  Nature of Trading Market....................................   29
          Item  6.  Exchange Controls and Other Limitations Affecting Security
                      Holders...................................................   30
          Item  7.  Taxation....................................................   30
          Item  8.  Selected Financial Data.....................................   34
          Item  9.  Management's Discussion and Analysis of Financial Condition
                      and Results of Operations.................................   37
          Item 10.  Directors and Officers of Registrant........................   46
          Item 11.  Compensation of Directors and Officers......................   48
          Item 12.  Options to Purchase Securities from Registrant or
                      Subsidiaries..............................................   49
          Item 13.  Interest of Management in Certain Transactions..............   50

PART II
          Item 14.  Description of Securities to be Registered*.................

PART III
          Item 15.  Defaults Upon Senior Securities.............................   51
          Item 16.  Changes in Securities and Changes in Security for Registered
                      Securities................................................   51

PART IV
          Item 17.  Financial Statements**......................................   51
          Item 18.  Financial Statements........................................   51
          Item 19.  Financial Statements and Exhibits...........................   51
DEFINITIONS AND GLOSSARY........................................................   52
SIGNATURE.......................................................................   59

---------------

 * Not applicable.
** The registrant has responded to Item 18 in lieu of responding to this Item.

        As used in this Transition Report, "Energy" refers to The Energy Group PLC and the "Group" refers collectively to Energy and its consolidated subsidiaries, except as the context otherwise requires. Capitalized terms used in this Transition Report are defined in "Definitions and Glossary" commencing on page 50.

        The consolidated (combined) financial statements ("Financial Statements") of the Group appearing in this Transition Report are presented in pounds sterling and are prepared in accordance with accounting principles generally accepted in the UK ("UK GAAP"). UK GAAP differ in certain respects from accounting principles generally accepted in the US ("US GAAP"). The significant differences between UK GAAP and US GAAP relevant to the Group are explained in Note 30 of Notes to the Financial Statements.

        Merely for the convenience of the reader, this Transition Report contains translations of certain amounts in pounds sterling ("L") or pence ("p")(1p is equivalent to 1/100 of L1) into US dollars ("US dollars" or "$") or cents ("c"). The translations of pounds sterling and pence to US dollars or cents appearing in this Transition Report have been made at the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 1997 of $1.6448 = L1.00. On September 22, 1997, the Noon Buying Rate was $1.6025 = L1.00. For additional information on exchange rates between the pound sterling and the US dollar, see "Exchange Rates" in Item 8 of this Transition Report.

        All statements, other than statements of historical fact, included in this Transition Report including, without limitation, the statements under "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements ("Cautionary Statements") include: with respect to Peabody's coal operations, trends in coal prices, coal consumption patterns in the US, Australia and the Asian Pacific Rim countries, competition from other coal producers and alternative energy sources, renegotiation and replacement of Peabody's coal supply contracts, the impact of changes in environmental and other governmental regulations, and industrial relations and uncertain mining conditions; with respect to the Group's power operations, regulation of power station emissions, increasing competition in the electricity supply business in the UK once the electricity supply industry is progressively opened to competition commencing from April 1, 1998 and fluctuations in the purchase prices of electricity from the electricity trading market in England and Wales (the "Pool") and the continuing availability of counterparties for CfDs, and with respect to Eastern's networks operations, price regulation of electricity distribution and environmental and other regulatory changes. All subsequent written and oral forward-looking statements attributable to the Group or persons acting on behalf of the Group are expressly qualified in their entirety by such Cautionary Statements.

ITEM 1. DESCRIPTION OF BUSINESS

        Energy, a public limited company incorporated in England and Wales, owns and operates a diversified international energy group which includes Peabody, the world's largest private producer of coal, and Eastern, one of the largest integrated electricity and gas groups in the UK. The registered office of Energy is located at 117 Piccadilly, London W1V 9FJ, and its telephone number is (44) 171 647 3200.

        Energy's strategy is to establish itself as a leading integrated international energy business in the United States, the United Kingdom, Australia and elsewhere through building a presence across the value chain in these markets and by exploiting the potential created by the continuing privatization of electricity generation, networks and sales in world markets.

COAL

        Through Peabody, the largest producer of coal in the US, Energy operated, as of March 31, 1997, 26 underground and surface mines in the US and three surface mines in Australia:

        - As of March 31, 1997, Peabody owned a controlled 9.5 billion tons of proven and probable coal reserves which is the largest coal reserve base of any active private mining company in the US;

        - In the six months ended March 31, 1997, Peabody sold 81.4 million tons of coal representing an estimated 14.4% of the US market; and

        - Peabody Australia, one of the ten largest coal producers in Australia, has interests in four surface mines in New South Wales, three of which are currently in operation. Peabody's equity share of the coal sales of these mines amounted to 3.5 million tons in the six months ended March 31, 1997 and its equity share of the proven and probable reserves associated with these mines as of March 31, 1997 amounted to 466 million tons.

POWER AND NETWORKS

        Through Eastern, Energy is one of the leading integrated electricity and gas groups in the UK:

        - Eastern Generation, the fourth largest generator of electricity in Great Britain, currently owns, operates or has an interest in eight power stations, representing approximately 10% of the total registered generating capacity of 71,850 MW as of March 31, 1997;

        - Eastern Power & Energy Trading manages for the Group the price and volume risks associated with electricity generation and the supply of fuels required for electricity generation, and with the wholesaling and retailing of electricity and natural gas. These exposures are managed by trading its contract portfolio and by bidding Eastern's generation output into the Pool. Eastern Power & Energy Trading also has small equity interests in three natural gas producing fields in the North Sea;

        - Eastern Natural Gas is one of the largest suppliers of natural gas in the UK after Centrica plc (formerly part of British Gas); and

        - Eastern Electricity is the largest supplier and distributor of electricity in England and Wales, with over three million customers and an authorized area covering approximately 20,300 square kilometers in the east of England and parts of north London.

        Energy also owns Citizens Power LLC (formerly Citizens Lehman Power L.L.C.) ("Citizens"), one of the leading US power marketing firms which was acquired by the Group in May 1997. Its headquarters are in Boston and it has field offices in Milwaukee, Denver and Toronto.

        Energy has been an independent, publicly owned company since February 24, 1997 when, through Energy, Hanson effected the demerger (i.e., spin-off) of its energy businesses (the "Demerger"). Pursuant to the Demerger, on February 24, 1997, Hanson transferred Rollalong, a wholly-owned direct subsidiary of Hanson which owned Eastern, Consolidated Gold Fields (which indirectly owned Lee Ranch) and the companies which owned Peabody Australia, to Energy in consideration for Energy issuing Ordinary Shares representing all of its then outstanding share capital (other than subscriber shares) to holders of Hanson Shares (including Hanson Shares represented by Hanson ADSs) on a pro rata basis of one Ordinary Share for every ten Hanson Shares and one ADS for every eight Hanson ADSs. On March 7, 1997, PUSH, a wholly-owned indirect subsidiary of Hanson, transferred to Peabody Investments (which was and continues to be approximately a 99.4% subsidiary of Energy, with subsidiaries of Hanson owning the remaining 0.6% interest), the entire issued share capital of Peabody in consideration for $1,637.5 million.

OFFER BY PACIFICORP ACQUISITIONS

        On June 13, 1997, Energy announced the terms of a recommended cash offer (the "Offer") for Energy made on behalf of PacifiCorp Acquisitions, a wholly-owned subsidiary of PacifiCorp. PacifiCorp is a diversified energy group based in Portland, Oregon, serving retail electricity customers in Oregon, Washington, California, Montana, Idaho, Utah and Wyoming. The terms of the Offer, which was unanimously approved by Energy's Board of Directors, were 690p per Ordinary Share and L27.60 per ADS, together with the right to retain the dividend of 5.5p (net) per Ordinary Share paid on July 4, 1997 to those shareholders on the register of members on June 27, 1997. The Offer valued the equity of Energy at approximately L3,659 million (assuming the exercise in full of all outstanding options and the vesting of all outstanding awards under Energy's employee share schemes). Including the dividend referred to above, the Offer represented a premium of approximately 31% to the closing price of 529.5p per Ordinary Share on May 13, 1997, the business day one month before the announcement of the Offer and a premium of approximately 24% to the closing price of 561.5p per Ordinary Share on June 9, 1997, the last business day before the announcement by Energy that it was involved in talks with PacifiCorp in relation to the Offer.

        The Offer was subject to certain conditions and regulatory consents and confirmations being obtained. On August 1, 1997, the UK Secretary of State for Trade and Industry (the "Secretary of State") announced that she had concerns over whether it would be possible to maintain adequate control over the merged company and that, accordingly, she had decided to refer the proposed acquisition of Energy by PacifiCorp to the Monopolies and Mergers Commission ("MMC"). The MMC has a deadline of November 21, 1997 for completing its investigation and reporting to the Secretary of State whether the proposed acquisition of Energy by PacifiCorp operates or may be expected to operate against the public interest. Following receipt of the MMC report the Secretary of State will announce whether the acquisition has been cleared. The Secretary of State is not required to make her decision within any specified time period. Even if the MMC were to give the acquisition a conditional clearance, the Secretary of State has the discretion to reject the MMC's recommendations.

        As a result of the referral to the MMC, the Offer immediately lapsed by its own terms. Prior to the announcement of the referral, holders of Ordinary Shares and ADSs representing approximately two-thirds of Energy's shares capital had submitted valid acceptances of the Offer. PacifiCorp and Energy have each stated that they will cooperate fully in the inquiry and respond promptly to information requests by the MMC and are communicating with each other as appropriate for this purpose. In addition, PacifiCorp and Energy are in the process of complying with a request for additional information in relation to the Offer by the US Federal Trade Commission (the "FTC") under the Hart-Scott-Rodino Antitrust Improvements Act in relation to the potential acquisition of Energy by PacifiCorp. It is uncertain when the FTC will complete its review.

        In addition, there can be no assurance that the regulatory consents and confirmations mentioned above will be obtained or, if obtained, that such consents and confirmations will be on satisfactory terms, or that PacifiCorp will make a new offer for Energy or, if made, that such offer will be on terms acceptable to the Board of Directors of Energy, which would be required to consider any new offer by PacifiCorp in the context of the circumstances then prevailing.

DESCRIPTION OF THE BUSINESSES

COAL

        The Group's coal operations are conducted through Peabody. Peabody, which is the largest producer of coal in the US and the largest private coal producer in the world, currently operates 25 underground and surface mines in the US (one small underground mine having been sold in June 1997) and three surface mines in Australia and 11 processing plants. Since September 30, 1990, the Group's total US and Australian annual sales have increased from 93 million tons to 163 million tons in the year ended September 30, 1996 (81.4 million tons in the six months ended March 31, 1997). The Directors estimate that the Group's US market share has grown from 9% in the year ended September 30, 1990 to 15% in the year ended September 30, 1996 with sales increasing from 156 million tons to 163 million tons. In the six months ended March 31, 1997, the Directors estimate that the Group had a market share of 14% with sales of 74.8 million tons.

        Peabody's US operations are managed through four principal units: Powder River; Peabody Western; Peabody East; and Lee Ranch. Peabody's 25 US mines sell coal to 141 US power plants and Peabody also exports from the US to customers in 12 other countries, principally power generation plants and industrial users. Peabody's head office in St. Louis, Missouri, provides general policy overview, co-ordinates coal sales and business development activities and performs financial management and consolidation functions, with a view to ensuring that capital is allocated to the most profitable purposes.

        Peabody's base of approximately 9.5 billion tons of proven and probable owned or controlled coal reserves has increased from approximately 7.0 billion tons in 1990, and is the largest coal reserve base of any active private mining company in the US. Certain of Peabody's coal reserves are held by Peabody Development, a subsidiary of Peabody, which is responsible for acquiring coal assets for future development and the disposal of coal and surface property interests which have no further strategic value to the Group.

        Peabody has a substantial base of low sulfur coal reserves consisting of approximately 4.7 billion tons and additional such reserves are available for lease from private parties or federal, state or tribal governments, especially in the Powder River Basin. Of the 51% of Peabody's coal reserves which are high sulfur, many are located near coal-fired power stations which may make them attractive for development because of the lower transportation costs. The US Clean Air Act Amendments of 1990 (the "Clean Air Act Amendments"), which are described under "Regulatory Matters" below, limit the ability of some of Peabody's customers to burn higher sulfur coals unless they have installed, at significant cost, "scrubbers", or are able to purchase so-called "emission allowances". The development of the Group's high sulfur coal reserves is thus dependent on the cost of such emission allowances, the cost and availability of low sulfur coal and whether electric utilities install scrubbers to meet the requirements of Phase II of the Clean Air Act Amendments by 2000 as described under "Regulatory Matters" below.

        Peabody Australia is one of the ten largest coal producers in Australia. It owns or holds joint venture interests in and also manages four surface mines in New South Wales, Australia and is well positioned to serve the growing market in the Asian Pacific Rim. One of these mines, Bengalla, is currently under development and is scheduled to begin operations in 1999. In the six months ended March 31, 1997, Peabody Australia's equity share of sales from these mines totaled 3.5 million tons and its share of the proven and probable reserves associated with these operations amounted to 466 million tons.

COAL RESERVES

        The following table provides a summary of Peabody's sales for the six months ended March 31, 1997 and its recoverable reserves as of March 31, 1997:

                       SALES IN SIX
                          MONTHS
                          ENDED
                        MARCH 31,
                           1997                 RECOVERABLE RESERVES AS OF MARCH 31, 1997(1)
                       ------------   ----------------------------------------------------------------
                       ------------   --------------------------------------------
                                      PROVEN   PROBABLE   TOTAL    SULFUR CONTENT    OWNED    LEASED
        UNITS                                                       LOW      HIGH             OR
                                                                                              OPTIONED
                                                     (MILLIONS OF TONS)
US
Powder River               45.4        2,447        46     2,493    2,371      122       86     2,408
Peabody Western             8.3          670        --       670      486      184        1       669
Peabody East               18.3        1,065       607     1,672      579    1,093      798       874
Lee Ranch                   2.1          152       512       664      607       57      659         5
Peabody Development          --        1,756     1,638     3,394      113    3,280    2,699       694
Other(2)                    3.8           46        59       105        0      105        8        97
                          -----       ------    ------    ------   ------   ------   ------    ------
Total US                   77.9        6,136     2,862     8,998    4,156    4,841    4,251     4,747
Peabody Australia           3.5          147       319       466      466       --       --       466
                          -----       ------    ------    ------   ------   ------   ------    ------
Total                      81.4        6,283     3,181     9,464    4,622    4,841    4,251     5,213
                          =====       ======    ======    ======   ======   ======   ======    ======


                        RECOVERABLE RESERVES AS OF MARCH 31, 1997(1)
                       ----------------------------------------------

                       SURFACE   UNDER-   ASSIGNED(2)   UNASSIGNED(3)
        UNITS                    GROUND

US
Powder River            2,493        --      1,963            531
Peabody Western           567       103        567            103
Peabody East              246     1,426        599          1,073
Lee Ranch                 661         4        171            493
Peabody Development       480     2,914         --          3,393
Other(2)                    5       100        105              0
                       ------    ------     ------         ------
Total US                4,452     4,547      3,405          5,593
Peabody Australia         365       101        273            193
                       ------    ------     ------         ------
Total                   4,817     4,648      3,678          5,786
                       ======    ======     ======         ======

---------------

(1) Recoverable reserves have been adjusted to take account of all losses involved in producing a saleable product.
(2)      The Roadside Mine, included in "Other", was sold in June 1997.
(3) Assigned reserves are coal reserves which are legally recoverable, generally through existing facilities using current mining technology. Unassigned reserves are coal reserves which are also legally recoverable using current mining technology, but which require substantial capital investment for facilities to enable recovery of the coal.

        Reserve estimates are based on geological data assembled and analyzed by Peabody's staff which includes 13 qualified geologists and more than 100 qualified engineers, based both at the individual mines and Peabody's headquarters, and independent experts. The reserve estimates are reviewed by them periodically to reflect new drilling or other data received and production of coal from the reserves. Accordingly, reserve estimates will change from time to time to reflect mining activities, analysis of new engineering and geological data, changes in reserve holdings, modifications of mining methods and other factors. Reserve information, including the quantity and quality (where available) of reserves as well as production rates, surface ownership, lease payments and other information relating to the Group's coal reserve and land holdings, is maintained through the computerized land management system developed by Peabody.

        Peabody's reserve base estimates are based on information obtained from its extensive drilling program, which totals nearly 500,000 individual drill holes. Data from individual drill holes are input into a computerized drill hole system from which the depth, thickness and, where core drilling is used, the quality of the coal, are determined. The density of the drill pattern determines whether the reserves will be calculated as proven or probable. The drill hole data are then input into the computerized land management system which overlays the geological data with data on ownership or control of the mineral and surface interests to determine the extent of the reserves in a given area. Drilling operations are typically undertaken by qualified staff engineers and geologists.

        The cost and net book value of plant and equipment as extracted from the Financial Statements included herein were L927 million and L395 million, respectively, at March 31, 1997. In line with current accounting practice, the Group's coal reserves and related plant and equipment have been individually assessed to determine whether their value has been impaired in any way by market or other circumstances. The carrying value of the reserves as stated in the Financial Statements included herein reflects the results of that assessment.

        Of the Group's reserves, approximately 45% are owned by Peabody, approximately 16% are leased from private parties and approximately 39% are leased from federal, state or tribal governments.

        The private leases normally have terms of between 10 and 20 years, and usually give Peabody the right to renew the lease for a stated period or to maintain the lease in force until the exhaustion of mineable and merchantable coal contained on the relevant site. These private leases provide for royalties to be paid to the lessor either as a fixed amount per ton or as a percentage of the sales price. Many leases also require payment of a lease bonus or minimum royalty, payable either at the time of execution of the lease or in periodic installments. Private leases are invariably maintained by active production. Leases containing unassigned reserves may expire or such leases may be renewed periodically. As mines deplete or reserves are assigned, production is often commenced in a new mine to replace the depleted capacity.

        Peabody held, as at March 31, 1997, 24 federal coal leases which are administered by the US Department of the Interior pursuant to the Federal Coal Leasing Amendments Act of 1976. These leases cover Peabody's principal reserves in Wyoming and other reserves in Montana and Colorado. Each of these leases continues indefinitely provided that there is diligent development of the lease and continued operation of the related mine or mines. The Bureau of Land Management has asserted the right to adjust the terms and conditions of these leases, including rents and royalties, after the first 20 years of their life and at ten yearly intervals thereafter. Annual rents under Peabody's federal coal leases are now set at $3.00 per acre. Production royalties on federal leases are set by statute at 12.5% of the gross proceeds of coal mined and sold for surface mined coal and 8% for underground mined coal. Similar provisions govern Peabody's three coal leases with the Navajo and Hopi Indian tribes. These leases cover coal contained in 65,000 acres of land in northern Arizona lying within the boundaries of the Navajo and Hopi Indian reservations.

        Consistent with industry practice, Peabody conducts only limited investigation of title to its coal properties prior to leasing. Title to lands and reserves of the lessors or grantors and the boundaries of Peabody's leased properties are not completely verified until such time as Peabody prepares to mine such reserves.

        The following provides a description of the operating characteristics of the principal mines and reserves of each of Peabody's US and Australian mining units.

Powder River

        Powder River, which has its headquarters in Gillette, Wyoming, owns and manages four large surface mines in Wyoming's coal-rich Powder River Basin. The four mines are North Antelope, Rochelle, Caballo and Rawhide.

        Powder River's coal reserves are classified as surface mineable and subbituminous. Coal is produced from the Wyodak-Anderson seam, which contains low sulfur coal. The sulfur content of the coal in current production ranges from 0.19% to 0.40% and the heat value ranges from 8,250 BTU to 8,850 BTU.

        The following table provides a summary of the main characteristics of the principal mines of Powder River:

                                                                                      AVERAGE       SALES IN SIX
                                              YEAR MINING                  SULFUR      SEAM         MONTHS ENDED
              MINE                MINE TYPE      BEGAN      TYPE OF COAL   CONTENT   THICKNESS     MARCH 31, 1997
-------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------              (FEET)     (MILLIONS OF TONS)
North Antelope                     surface       1983          steam         low       76.0             16.1
Rochelle                           surface       1985          steam         low       75.5             12.1
Caballo                            surface       1978          steam         low       70.0             10.5
Rawhide                            surface       1977          steam         low      105.0              6.7
                                                                                                        ----
Total                                                                                                   45.4
                                                                                                        ====

        North Antelope. The North Antelope mine, located adjacent to the Rochelle mine, was opened in late 1983 and in calendar 1996 it was among the ten largest US coal mines. The mine's approximately 250 employees use a 64-cubic yard dragline along with truck and shovel methods to mine coal. Raw coal is crushed and sized and stored in three 15,000 ton storage silos in preparation for the automatic batch loading system, which can load coal into 100 ton rail cars in 100 to 115 car unit trains at a rate of 6,000 tons per hour. Under state regulations, North Antelope's current permitted annual capacity is 35 million tons.

        Rochelle. The Rochelle mine is located 65 miles south of Gillette, Wyoming. Its approximately 272 employees use modern truck and shovel methods. The mine has two 15,000-ton silos and a 55,000-ton slot storage facility. Under state regulations, it is permitted to mine up to 30 million tons of coal annually. The Rochelle mine produces premium quality coal with a sulfur content averaging 0.22% and a heat value range of 8,600 BTU to 8,800 BTU.

        Caballo. The Caballo mine, located 20 miles south of Gillette, Wyoming employs approximately 233 persons. Caballo is a truck and shovel operation with a coal handling system which includes two 12,000-ton silos and two 11,000-ton silos. Under state regulations, Caballo is permitted to mine 35 million tons of coal per year.

        Rawhide. The Rawhide mine is located ten miles north of Gillette, Wyoming. Its approximately 155 employees use truck and shovel mining methods, with four 11,000-ton silos and two 12,000-ton silos. Under state regulations, Rawhide is permitted to mine 24 million tons of coal per year.

Peabody Western

        Peabody Western, headquartered in Flagstaff, Arizona, manages four surface mines in Arizona, Colorado and Montana: Black Mesa, Kayenta, Big Sky and Seneca. All of Peabody Western's coal is sold to electricity generating plants.

        The following table provides a summary of the main characteristics of the principal mines of Peabody Western:

                                                                                    AVERAGE       SALES IN SIX
                                           YEAR MINING                   SULFUR      SEAM         MONTHS ENDED
            MINE               MINE TYPE      BEGAN      TYPE OF COAL   CONTENT    THICKNESS     MARCH 31, 1997
-----------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------               (FEET)     (MILLIONS OF TONS)
Black Mesa                      surface       1970          steam            low      6.6             2.4
Kayenta                         surface       1973          steam            low      5.9             2.7
Big Sky                         surface       1968          steam       low/high     21.4             2.4
Seneca                          surface       1964          steam            low      9.9             0.8
                                                                                                      ---
Total                                                                                                 8.3
                                                                                                      ===

        Black Mesa. Black Mesa mine employs approximately 337 persons producing steam coal using two draglines in two mining areas. Its coal is crushed, mixed with water and then transported 273 miles through the underground Black Mesa Pipeline to Southern California Edison's Mohave Generating Station near Laughlin, Nevada under a long-term contract.

        Kayenta. Kayenta mine is adjacent to the Black Mesa mine. The Kayenta mine employs approximately 428 persons using three draglines in three mining areas and sells steam coal under a long-term contract. The coal is crushed, then carried 17 miles by conveyor belt to storage silos where it is loaded on to an electric train and transported 83 miles to the Navajo Generating Station, operated by The Salt River Project near Page, Arizona.

        Big Sky Coal Company. The Big Sky Coal Company mine is located at the northern end of the Powder River Basin near Colstrip, Montana. The mine employs approximately 123 people and produces steam coal with two draglines. The coal is shipped by rail to several major electric utilities.

        Seneca Coal Company. Seneca Coal Company operates the Seneca mine near Hayden, Colorado. The mine employs approximately 77 people and produces steam coal using two draglines in two mining areas. The majority of the Seneca mine's coal is hauled by truck to a nearby generating station where it is sold pursuant to a long-term contract.

Peabody East

        Peabody East comprises principally Eastern Associated and Peabody Coal Company.

        Eastern Associated, based in Charleston, West Virginia, owns or manages five business units comprising six mines and related facilities in West Virginia. These operations sell metallurgical and steam coal to customers in the US and abroad. Approximately 38% of Eastern Associated's steam and metallurgical coal is sold to export customers in Canada and approximately 10 other countries worldwide and the remainder is sold to customers in the US. Approximately 54% of Eastern Associated's production is sold to domestic electric utilities under long-term contracts.

        Peabody Coal Company, whose headquarters are in Charleston, West Virginia, operates five business units with eight mines in the midwestern US. Peabody Coal Company's four underground and four surface mines, along with five preparation plants and three barge loading facilities, are located in Kentucky, Illinois and Indiana and currently employ approximately 2,052 people.

        Approximately 92% of Peabody Coal Company's coal is shipped to 18 electricity generating plants operated by domestic electric utilities in eight states, principally in the midwest. Most of this coal is sold under long-term contracts of five or more years in length. Approximately 8% of sales are to US industrial customers who use the coal to produce their own electricity and steam power. About 48% of Peabody Coal Company's coal is transported to customers by river barge, approximately 49% by rail and most of the balance is carried on conveyor belts to nearby power plants.

        The following table provides a summary of the main characteristics of the principal mines of Peabody East:

                                                                                            AVERAGE       SALES IN SIX
                                                    YEAR MINING                  SULFUR      SEAM         MONTHS ENDED
                MINE                   MINE TYPE       BEGAN      TYPE OF COAL   CONTENT   THICKNESS     MARCH 31, 1997
-------------------------------------------------------------------------------------------------------------------------
                                                                                            (FEET)     (MILLIONS OF TONS)
Eastern Associated
Big Mountain                          underground     1990           steam        low       4.8-5.6            0.5
Robin Hood                            underground     1971           steam        low       4.8-5.6            0.2
Federal No. 2                         underground     1968           steam       high           6.8            2.1
Harris No. 1                          underground     1966         steam/met      low           5.2            1.2
Rocklick(1)                           underground     1938            met         low       2.5-5.6            1.9
Kopperston(1)                         underground     1938            met         low       2.5-5.6            0.6
Wells                                 underground     1975         steam/met      low           5.2            1.8

Peabody Coal Company
Camp I & II                           underground    1971/77         steam       high       5.1/4.9            3.0
Lynnville                               surface       1955           steam       high           9.0            1.6
Squaw Creek                             surface       1965           steam       high           6.0            0.7
Hawthorn                                surface       1965           steam       high           8.0            1.7
Marissa                               underground     1979           steam       high           6.5            1.8
Martwick                              underground     1985           steam       high           4.5            0.9
Ken                                     surface       1955           steam       high           4.8            0.3
                                                                                                              ----
Total                                                                                                         18.3
                                                                                                              ====

(1) These units process coal owned by Peabody and mined by third party contract mining companies.

        Big Mountain/Robin Hood. The Big Mountain/Robin Hood business unit currently employs approximately 291 people in southern West Virginia. The Big Mountain mine opened in 1990 near Prenter and uses continuous miners, continuous face haulage and shuttle cars. The Robin Hood mine uses one continuous miner section and ram cars for face haulage. A contractor mined approximately 0.7 million tons of coal in the six months ended March 31, 1997.

        Federal No. 2. The Federal No 2 mine in northern West Virginia has approximately 476 employees and produces steam coal using a longwall unit and three continuous miner sections for development.

        Harris No. 1/Rocklick/Kopperston. The Harris mine in southern West Virginia uses a longwall and two continuous miner sections for development and has approximately 289 employees. The Harris preparation plant has the capability to load onto two different rail systems. The Rocklick/Kopperston business unit manages the Rocklick and Kopperston operations which process coal produced from Eastern Associated reserves by contact mining companies. The Rocklick preparation plant in southern West Virginia employs approximately 60 persons. Kopperston preparation plant also in southern West Virginia employs approximately 54 people. The Harris and Rocklick/Kopperston business units have recently merged into one business unit.

        Wells. The Wells business unit in southern West Virginia employs approximately 395 persons. The business unit consists of the Lightfoot No 1 and No 2 mines and the Wells preparation plant. Lightfoot No 1 mine, near Wharton, sold approximately 0.3 million tons of steam and metallurgical coal in the six months ended March 31, 1997 with two continuous miner sections. Lightfoot No 2 mine, also near Wharton, operates two continuous miner sections and two continuous haulage systems and shipped approximately 0.6 million tons of steam and metallurgical coal during the six months ended March 31, 1997.

        Camp. The Camp business unit in western Kentucky employs approximately 684 people. Camp No 1 mine has five continuous miner sections using both continuous haulage systems and shuttle car haulage. Camp No 11 mine has Peabody Coal Company's only longwall mining machine and uses two continuous miner sections with battery ram car haulage for development.

        Lynnville/Squaw Creek. The Lynnville/Squaw Creek business unit in southern Indiana employs approximately 424 people. The two operations were combined into one business unit in February 1996. Squaw Creek, a surface mine, operates one dragline with a 50-cubic-yard bucket and sold approximately 0.7 million tons of coal in the six months ended March 31, 1997. Lynnville, also a surface mine, uses two draglines, each with a 34-cubic-yard bucket, and a power shovel with a 112-cubic-yard bucket. In the six months ended March 31, 1997 the mine sold 1.6 million tons of coal.

        Hawthorn. The Hawthorn business unit in southern Indiana uses three draglines: a 34-cubic-yard, a 95-cubic-yard and 155-cubic-yard bucket capacity. Currently there are approximately 263 employees at Hawthorn.

        Marissa. The Marissa business unit in Illinois currently employs approximately 440 people. It consists of the Marissa Underground mine, the Randolph Preparation Plant and associated transportation facilities. The Marissa mine sells its coal primarily to an electric utility, Illinois Power, under a long-term contract and also to industrial customers in Illinois and Missouri. The mine uses six continuous miner sections, one of which has a flexible conveyor train for face haulage, and the other five of which use shuttle cars for haulage.

        Midwest. The Midwest business unit in western Kentucky comprises the Ken surface mine, the Martwick underground mine and the Gibraltar Preparation Plant and Dock, and includes the reclamation staff responsible for reclaiming Peabody Coal Company's closed or suspended mining operations throughout the midwest. The Ken mine in Ohio County, western Kentucky, is a surface operation which has three active pits. This mine is scheduled to close in late 1997, due to depletion of its coal reserves. The Martwick mine in Western Kentucky, is an underground mine using two continuous miner sections.

Lee Ranch

        The Lee Ranch mine is located near Grants, New Mexico and its main characteristics are summarized as follows:

                                                                                   AVERAGE     SALES IN SIX
                                           YEAR MINING                  SULFUR     SEAM        MONTHS ENDED
            MINE               MINE TYPE   BEGAN         TYPE OF COAL   CONTENT    THICKNESS   MARCH 31, 1997
-----------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------               (FEET)     (MILLIONS OF TONS)
Lee Ranch                       surface       1994          steam       low/high      5.7             2.1
                                                                                                      ===

        Coal from the Lee Ranch mine is shipped to two customers in Arizona and New Mexico under long-term contracts. Although the reserves include high sulfur coal, there is currently no high sulfur coal mined at Lee Ranch. The approximately 228 employees at Lee Ranch use a combination of dragline and truck/shovel for overburden removal to uncover coal in multiple seams ranging from one to six feet thick.

Other

        Patriot Coal Company. The Patriot Coal Company operates one surface mine and one underground mine in western Kentucky. Patriot Coal Company sold approximately 0.7 million tons of coal in the six months ended March 31, 1997. The underground mine has two continuous miner sections. The surface mine uses truck and shovel equipment. The business unit also has a preparation plant and dock. There are approximately 143 persons employed at the two mines and related facilities.

        Powderhorn Coal Company. The Powderhorn Coal Company, which operated the Roadside underground mine near Grand Junction in western Colorado, sold approximately 0.4 million tons of steam coal in the six months ended March 31, 1997. Powderhorn Coal Company was sold to a subsidiary of Quaker Coal Company on June 30, 1997. Peabody paid Quaker $2.1 million for it to assume the Powderhorn Coal Company's liabilities.

Peabody Australia

        Peabody Australia, whose headquarters are in Sydney, New South Wales, operates the Ravensworth, Narama and Warkworth mines in the Hunter Valley. Approximately 74% of Peabody Australia's joint venture share of the production of these mines is sold domestically under long-term contracts and approximately 26% is exported to Asian Pacific Rim countries, principally under contracts of one year or longer. Peabody Australia also manages and holds a 35% interest in a joint venture which is developing a new surface mine (Bengalla) in the upper Hunter Valley. In addition, Peabody Australia operates a Mining Services Division, based in Brisbane, Queensland, which provides specialist tunneling and underground contract mining services to the mining and civil engineering industries. The division currently has a number of projects throughout Australia and employs approximately 284 people.

        The following table provides a summary of the main characteristics of Peabody Australia's mines:

                                                                                                 SALES IN SIX
                                                                                                 MONTHS
                                                                                                 ENDED
                                   YEAR MINING                                   AVERAGE SEAM    MARCH 31,       EQUITY
        MINE           MINE TYPE   BEGAN         TYPE OF COAL   SULFUR CONTENT   THICKNESS(3)    1997           INTEREST
------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------                     (METERS)       (MILLIONS        (%)
                                                                                                  OF TONS)

Ravensworth             surface       1972         steam          low                 5.5            2.2         100.00
Narama                  surface       1993         steam          low                 4.8            0.6          50.00
Warkworth               surface       1981       steam/met        low                 8.0            0.7          43.75
Bengalla(1)             surface         --           --           low                  --             --          35.00
                                                                                                     ---
Total(2)                                                                                             3.5
                                                                                                     ===

---------------

(1)      Under development.

(2) Sales relate to the Group's equity interest by mine. The totals represent Peabody Australia's equity interest.

(3)      Includes multiple seams.

        Ravensworth/Narama. Ravensworth mine is managed by Peabody Australia under a long-term contract which runs to 2001 and requires the company to produce approximately 4.5 million tons per year from coal reserves which are under contract to Macquarie Generation, one of New South Wales' state electric utilities. Ravensworth mines eight coal seams ranging from one to 26 feet thick. The overburden is pre-stripped using trucks and power shovels followed by draglines to uncover the lower three seams. The coal is trucked from the pit to a crushing plant and then shipped raw by overland conveyor belt to Macquarie Generation's nearby Bayswater and Liddell power stations.

        Narama mine opened in January 1993 and is operated as an extension of the adjacent Ravensworth facility using similar mining techniques in the same coal seams. Peabody Australia and RGC Limited, an Australian company, each hold 50% of Narama Joint Venture which has a 20-year contract running to 2012 to supply about 2.3 million tons annually to Macquarie Generation. The mine's employees come from a combined labor pool with Ravensworth which totals approximately 364 people.

        Warkworth. Warkworth mine, seven miles southwest of Singleton, opened in 1981 and produces steam and met coal primarily for export. Peabody Australia manages and owns 43.75% of the Warkworth Associates Joint Venture which owns the mine. The mine is currently being expanded to produce approximately 4.9 million tons of coal each year by 1999.

        Approximately 420 employees produce coal from five pits using truck and shovel pre-stripping and dragline stripping techniques to uncover four to six groups of seams. This coal is processed at Warkworth's preparation plant and blended to customer specifications before being carried by overland conveyor to the Mount Thorley rail loop and then by rail to the port of Newcastle. Warkworth owns 13.9% of the Mount Thorley facility and 4.2% of a coal loading terminal at the port.

        Bengalla. Peabody Australia also manages and holds a 35% interest in the Bengalla joint venture which has been awarded a mining lease and a permit to develop a new surface mine near Nuswellbrook, New South Wales, in the upper Hunter Valley. The new mine is expected to produce up to six million tons of steam coal per year for export beginning in 1999. The joint venture partners include Taiwanese and Korean electric utilities and Japanese and Korean trading companies.

Customers, Sales and Marketing

        Peabody COALSALES co-ordinates sales and marketing activities for all of Peabody's US mining operations and also engages in brokerage transactions, purchasing coal from or acting as agent to sell coal on behalf of other producers. Its regional sales executives are responsible for marketing in their assigned regions, while a central team co-ordinates sales activities and provides marketing support from extensive industry databases.

        US Sales. Approximately 92% of Peabody's US coal sales volume for the six months ended March 31, 1997 was sold to domestic electric utilities, approximately 3% was sold to US industrial customers and approximately 5% was exported to electric utility and steel making customers in 12 countries. Approximately 90% of Peabody's US coal production was sold under supply contracts with remaining terms from one to 17 years, and an average remaining term of approximately six years. Typically, customers enter into supply contracts to secure reliable sources of coal at predictable prices, while Peabody seeks stable sources of revenue to support the investments required to open, expand, maintain or improve productivity at mines needed to supply such contracts. Such contracts are negotiated in the ordinary course of business. Peabody currently has an order book of nearly 1,100 million tons of coal, of which approximately 65% is scheduled for delivery after 2000.

        Most of Peabody's US coal supply contracts which have terms greater than one year are subject to periodic price adjustments or "reopener" provisions under which the contract price is subject to periodic adjustment by either party to reflect the changes in the market price of coal. Furthermore, a majority of the Group's coal supply contracts with terms greater than one year currently have prices which exceed the price at which such coal could be sold in the spot market. Over the last few years, a significant number of these contracts have been renegotiated bringing the contract prices payable closer to current market prices, thus leading to a reduction in the revenue received by Peabody albeit, in many cases, offset to a large extent by one-time payments by the purchaser. A similar reduction in contract prices has also been experienced in relation to the replacement of expiring contracts. However, to date, the effect of such reductions has been mitigated by lower operating costs and expansions and acquisitions to increase sales volumes. The Directors believe that over the next five years there is likely to be a continuing adverse impact on revenues under such contracts because of renegotiation and replacement of existing contracts. There can be no assurance that any reductions in revenues resulting therefrom will continue to be mitigated by improvements in productivity or increased sales volumes.

        From time to time, Peabody is involved in disputes with customers under its long-term coal supply contracts relating to among other things, coal quality, which have occasionally resulted in arbitration and other legal proceedings. While customer disputes, if unresolved, could result in termination or cancellation of the contract involved, Peabody's experience has been that curative and/or dispute resolution measures decrease the likelihood of termination or cancellation. In addition, Peabody's development of long-term business relationships with many of its customers has generally permitted it to resolve business disputes in a mutually acceptable manner.

        Australian Sales. Approximately 66% of the 5.0 million aggregate tons of coal sold by the Australian mines in which Peabody Australia had an interest in the six months ended March 31, 1997 (of which Peabody's equity share was 3.5 million tons) was sold under long-term contracts to the New South Wales power utility, Macquarie Generation. The remainder was exported to Asian Pacific Rim countries. Coal from the Ravensworth and Narama mines is sold to Macquarie Generation under contracts which expire in 2000 and 2012, respectively. The contracts have price adjustment provisions which are based on the qualities of coal delivered and changes in indices of mining costs. All of the output from the Warkworth mine is exported; approximately 80% is sold under contracts, including contracts with the other joint venture partners in Warkworth, and approximately 20% is sold on the spot market. Peabody Australia's export contracts normally provide for annual price renegotiations.

        Peabody Australia's Mining Services Division provides specialized tunneling and underground mining services to the civil engineering and mining industries.

Peabody Development

        At March 31, 1997, Peabody Development owned or controlled approximately
3.4 billion tons of Peabody's unassigned proven and probable reserves and managed approximately 100,000 acres of land. Peabody Development also operates a computerized land management system which maintains a record of Peabody's US coal reserves and coal-related land holdings, and is responsible for the disposal of surplus lands and reserves in the US which no longer have strategic value. Peabody Development is also responsible for acquiring additional reserves for the Group, through exploration and the acquisition of additional leases.

Other

        Peabody owns Patriot Coal Company, which operates a small surface mine and a small underground mine in western Kentucky, both of which produce high sulfur coal. The employees of Patriot Coal Company are not unionized.

        In addition to the coal interests described above, Peabody owns a one third interest in Black Beauty Coal Company ("Black Beauty"), the largest coal producer in Indiana. The remainder of Black Beauty is owned by The

Pittsburgh and Midway Mining Company and Black Beauty Inc. Black Beauty operates five mines in Indiana and one in Illinois. In the six months ended March 31, 1997, Black Beauty sold approximately 1.5 million tons of low and high sulfur coal. Two additional mines are under development in Indiana, the annual capacity of which is expected to be approximately four million tons when they reach full production later in 1997. The employees of Black Beauty are not unionized.

Transportation

        Peabody's US customers are generally responsible for arranging and paying for the transportation of coal from Peabody's mines to the customers' locations. The majority of Peabody's coal is transported by railway, although barge, truck, conveyor belts and coal pipelines are also used.

        Peabody's US export customers generally take delivery at several port facilities, including Dominion Terminals Associates, which operates the US's largest coal export facility in Newport News, Virginia with approximately 24 million tons of annual capacity and which is used to ship coal from Peabody's West Virginian mines to its export customers. Peabody owns a 30% interest in Dominion Terminals Associates.

        Peabody Australia's exports are shipped through the Port of Newcastle, where the joint venture company which owns the Warkworth mine owns 4.2% of a coal loading terminal.

Competition

        The top ten producers in the US coal industry accounted for approximately 55% of total US coal production in 1996, although there were an estimated 981 coal producers in the US in that year. The Group's principal competitors in its coal operations are other large coal producers, including certain major oil companies which have extensive coal operations.

        The markets in which the Group sells its coal are affected by a number of factors beyond its control. Continued demand for the Group's coal and the prices obtained by the Group depend primarily on the coal consumption patterns of the electricity industries in the US and the Asian Pacific Rim countries, the availability, location (and therefore the cost of transportation) and the price of competing coal and alternative electricity generation and fuel supply sources such as natural gas, oil, nuclear and hydroelectric. Coal consumption patterns are affected primarily by the demand for electricity, environmental and other governmental regulations and technological developments. In addition, the Directors believe that the continuing deregulation of US electric utilities, which accounted for approximately 91% of Peabody's sales by volume in the year ended September 30, 1996, will continue to cause such utilities to be more aggressive in negotiating with coal suppliers. In recent years there has been excess coal production capacity in the US due to increased development of large surface mining operations in the western US, more efficient mining equipment and techniques, and reduced consumption of high sulfur coal. Competition resulting from excess capacity tends to cause producers to reduce prices and to pass productivity gains achieved at the mines through to customers. Peabody competes on the basis of coal quality, delivered price, customer service and support and reliability.

        In the six years ended December 31, 1996, Australian saleable coal production increased by approximately 18.5%. Total Australian coal production rose approximately 3.4% in 1996 and the top ten producers in the Australian coal industry accounted for approximately 79% of total Australian production in that year. The Group's Australian competitors are principally coal companies owned by large mining or oil producing companies, although one of the top ten competitors is a state-owned enterprise.

POWER

        The Group's power business comprises three core activities: the generation of electricity, the sale of electricity and the sale of natural gas. This combination of integrated activities within the electricity and gas industries provides the Group with opportunities to benefit throughout the electricity and gas supply chains, from fuel sourcing to customer sales. The overall financial efficiency of these activities is co-ordinated by the growing energy trading business of Eastern.

        In Great Britain, the Group's power business is:

        -      the fourth largest generator of electricity;

        - one of the largest suppliers of electricity and the largest supplier of electricity in England and Wales; and

        - one of the largest suppliers of natural gas after Centrica plc (formerly part of British Gas).

GENERATION

        The Group is the fourth largest generator of electricity in Great Britain with a share of approximately 11% of total registered generating capacity of 71,850 MW. It currently owns, operates or has an interest in eight power stations in Great Britain. It also has a controlling interest in Nedalo
(UK) Limited, the largest supplier of small (up to one MW (electrical)) combined heat and power ("CHP") plants in the UK, and has a controlling interest in Teplarny Brno a.s. ("Teplarny Brno"), a heating and generation company in the Czech Republic.

        Further information on the Group's interests in power stations in Great Britain is set out in the following table:

[CAPTION]

---------------------------------------------------------------------------------------------
                                                                             DATE OF EARLIEST
                  PLANT                        TYPE           CAPACITY(1)     COMMISSIONING
---------------------------------------------------------------------------------------------
                                                                  MW
West Burton                                 Coal-fired           2,012             1967
Rugeley B                                   Coal-fired           1,046             1972
Drakelow C                                  Coal-fired             976             1965
Ironbridge                                  Coal-fired             970             1970
High Marnham                                Coal-fired             945             1959
Peterborough                                CCGT                   360             1993
King's Lynn(2)                              CCGT                   340             1997
Barking(3)                                  CCGT                   135             1995
                                                                 -----
          Total                                                  6,784
                                                                 =====

Source: Electricity Supply Handbook 1997 and 1997 National Grid Company plc Seven Year Statement for the years 1996/7 to 2002/3.

(1) All capacity is registered generating capacity except for Peterborough and King's Lynn, which have registered generating capacities of 405MW and 380MW respectively, but installed generating capacities of 360MW and 340MW respectively.

(2) Currently being commissioned and scheduled to commence full commercial operation in late 1997.

(3) Registered generating capacity is 1,000MW. The Group holds an interest of approximately 13.5%.

        The Group's current portfolio of power stations, a mix of combined cycle gas turbine ("CCGT") and coal-fired stations, represents both base load (running throughout most of the year) and mid-merit (running in high demand periods) plants. The inclusion of coal-fired plants within the Group's portfolio of power stations has enabled the Group to reduce its fuel supply risk. The energy trading business of the Group is responsible for setting the level of bids into the Pool for the output of each of its generating stations (other than Barking) so as to co-ordinate the operation of its generating stations with its fuel contract position, and its retail and wholesale electricity and gas sales portfolios. For further information, see "Energy Trading" below.

West Burton, Rugeley B and Ironbridge

        In June 1996, the Group assumed operational and commercial control, by a combination of operating lease and outright sale, from National Power, of all of the assets and liabilities of the West Burton, Rugeley B and Ironbridge power stations (with the exception of trade and certain other debts and liabilities outstanding at the date of completion). All existing staff at these stations were transferred to Eastern, which holds a 99 year lease over the land, buildings and plant at each of the power stations, and has the right to purchase the freehold land for a nominal sum after 50 years. Under the leases, Eastern is committed to aggregate fixed payments totalling L737.5 million, of which L337.5 million was paid at commencement of the leases. The balance, together with interest, is payable over seven years from 2000. Further payments of approximately L6 per MWh linked to output levels from these stations are also payable to National Power for the first seven years of operation.

Drakelow C and High Marnham

        The Group has leased, for a period of 99 years, the land, buildings and plant at the Drakelow C and High Marnham power stations from PowerGen pursuant to agreements entered into in July 1996. PowerGen is responsible for decommissioning costs should Eastern decide to close these stations during the term of the leases. Eastern is committed to fixed payments totalling L230 million (subject to minor adjustments if aggregate capacity falls below certain threshold) payable in installments (together with interest) over eight years from 1996. As with the National Power leases, further output-related payments of approximately L6 per MWh are payable to PowerGen for the first five years of operation. From August 1, 1997 the Drakelow and High Marnham power stations have been operated by Eastern.

Peterborough

        The power station at Peterborough was developed and constructed as a joint venture between Eastern and Hawker Siddeley Power (Peterborough) Limited ("Hawker Siddeley") between 1990 and 1993. Eastern acquired Hawker Siddeley's interest in September 1994. The station's gas requirements are sourced from the Group's gas business. The Peterborough plant is operated and maintained on behalf of Eastern by a third party contractor under a seven year contract which commenced in 1993.

King's Lynn

        A new 340MW CCGT power station at King's Lynn has been constructed for Eastern under a turnkey contract. The station, which is currently being commissioned, is scheduled to commence commercial generation in late 1997 and will be operated and maintained by Eastern. The station's gas needs will be provided by the Group's gas business.

Barking

        Eastern has an interest of approximately 13.5% in a 1,000MW CCGT power station at Barking which became operational in 1995, having been constructed as a joint venture between Eastern and a number of other companies.

Nedalo

        The Group owns 75% of Nedalo (UK) Ltd., which provides small scale CHP equipment of up to one MW (electrical) as a single unit. Nedalo is estimated to have a share of approximately 80% of the UK market for this equipment.

Czech Republic

        In November 1996, the Group invested approximately L21 million in acquiring a controlling interest of 52.8% in Teplarny Brno, a heating and generation company based in Brno, the second largest city in the Czech Republic. In 1997 the Group acquired a further 30.4% of the share capital of Teplarny Brno for L6.6 million. A mandatory offer to purchase from the public the balance of the share capital of Teplarny Brno will be made by the Group within 60 days after September 14, 1997 and will be open for acceptance for 60 days thereafter. Teplarny Brno owns coal and gas plants which are capable of generating 1,204MW of energy in the form of steam and hot water which is sold principally to industrial and domestic customers. It also owns a 169 kilometer pipe network for distributing heat to customers' premises. Teplarny Brno also has an electricity generation capacity of approximately 97MW, the output of which is sold to the regional electricity company. A CCGT plant is currently under construction for Teplarny Brno under a turnkey contract to provide 140MW of additional heat capacity, and to allow 94MW of additional electricity generating capacity. In addition, as described under "Networks" below, the Group has acquired a minority interest in Czech electricity distribution company.

Poland

        On September 9, 1997 the Group announced that it had agreed (subject to satisfaction of preconditions) to acquire 49 per cent of Zamosc Energy Company which is a joint venture with the Polish regional distribution company Zaklod Energetyczny Zamosc SA and holds the right to develop three 70MW electric co-generation plants in Chelm, Zamosc and Przemysl in southwest Poland which are expected to cost approximately US$100 million each to build.

Other Projects

        A number of new generation projects are currently under consideration by the Group including applications for permission to construct and operate two additional CCGT units at the King's Lynn site to give an additional capacity of 680MW. Eastern is also considering opportunities for large scale CHP plants and has recently applied for permission to construct a 240MW CHP power station in conjunction with a major industrial energy user.

        Other opportunities for large and small scale CHP plants and renewable energy projects are actively being considered together with other conventional generating projects. These include a project to develop a reduced emission coal fired ("cleaner coal") power station in Great Britain via a joint venture arrangement.

Competition

        Eastern was the fourth largest generator in Great Britain as of March 31, 1997, with a share of approximately 10% of total registered generating capacity. This compares to shares of approximately 26%, 25% and 12% for National Power, PowerGen and British Energy, respectively. Eastern's mix of generating plants enables it to operate in the mid-merit and base load sectors of the market and to spread its fuel risk. Its future competitiveness in the generating market will be affected by the rate at which it brings new, more efficient, generating capacity onstream and by the impact of other generators and end-users themselves building and owning new capacity, including CHP.

        Given the current relative costs of various generation technologies, the Directors believe it is likely that most new generating capacity to be built in the UK over the next few years will be CCGT. The technology, while capable of running at either base load or mid-merit, is, in the view of the Directors, likely to be bid into the Pool so as to run at base load. Such an increase in base load capacity may encourage larger numbers of existing power stations to run in mid-merit mode, thereby increasing competition in the sector in which the Group has recently established itself. However, this may be mitigated to the extent that older power stations running in mid-merit mode are run down or closed.

Electricity Sales

        Eastern supplies electricity to customers in both the franchise market and the competitive market and is the largest supplier of electricity in England and Wales.

Franchise Market

        Eastern Electricity has the largest franchise market in England and Wales, supplying electricity to over 3 million customers comprising approximately 2.9 million domestic customers and 250,000 small businesses.

        The following table shows the approximate number of franchise customers within the authorized area of each Public Electricity Supply ("PES") License holder for the year ended March 31, 1996:

---------------------------------------------------------------------------------
                                                              NUMBER OF FRANCHISE
COMPANY                                                            CUSTOMERS
=================================================================================
                                                                    MILLION
Eastern Electricity plc                                               3.1
Southern Electric plc                                                 2.6
East Midlands Electricity plc                                         2.3
Midlands Electricity plc                                              2.2
NORWEB plc                                                            2.2
Yorkshire Electricity plc                                             2.0
SEEBOARD plc                                                          2.0
London Electricity plc                                                1.9
Scottish Power plc                                                    1.8
Northern Electric plc                                                 1.4
Manweb plc                                                            1.3
SWEB plc                                                              1.3
SWALEC plc                                                            1.0
Scottish Hydro-Electric plc                                           0.6
                                                                     ----
Total                                                                25.7
                                                                     ====

Source: MarketLine International Limited - "UK Domestic and Commercial Electricity 1997."

        Eastern Electricity's authorized area covers approximately 20,300 square kilometers in the east of England and parts of north London.

Competitive Market

        Eastern is an active participant in the national competitive market. According to MarketLine International (a research company which produces annual market statistics on the electricity industry), Eastern has an aggressive competitive strategy for customer retention. The competitive market currently comprises over 51,000 sites, which the Directors estimate represents a market size of approximately L6 billion per annum at current electricity prices. The Directors estimate that over 50% of the Group's electricity sales to the competitive market are to customers outside Eastern's authorized area.

Competition

        Eastern competes in the competitive market on the basis of quality of customer service and by competitive pricing. According to MarketLine International, Eastern's market share for the twelve months ended March 31, 1997 was approximately 9.3% by sales volume and 14.1% by number of sites, making it one of the leading competitive market suppliers among the PES License holders. The largest suppliers in the competitive market over the same period were PowerGen and National Power.

        Eastern is currently the largest franchise market supplier in Great Britain, supplying electricity to over three million customers in its authorized area and is currently scheduled to remain the sole supplier of electricity to those customers until March 31, 1998, after which competition for customers in all areas of Great Britain is expected to be progressively phased in. The full consequences of such deregulation are unpredictable, including the extent to which new entrants who are not PES License holders will enter the supply market, the impact of price competition, if any, and customers' propensity to change suppliers. There can be no assurance that competition among suppliers of electricity will not adversely affect the Group. The Group intends to continue to compete for customers nationally following the introduction of such competition.

Energy Trading

        Typically, PES License holders are exposed to risk, as they are obliged to supply electricity to their customers at stable prices, but have to purchase almost all the electricity necessary to supply those customers from the Pool at prices which are constantly changing. This potential risk is hedged through the use of financial instruments such as Contracts for Differences ("CfDs"). In addition, the ownership of generating assets provides a hedge to this risk.

        A CfD is an agreement between two parties calling for payments between the parties in amounts equal to the product of (a) the difference in each settlement period between the Pool price and the price ("strike price") specified in the CfD and (b) the amount of electricity provided for in that settlement period which is usually expressed in MW of demand. The settlement period is half an hour. CfDs effectively fix the prices a supplier pays and a generator receives for electricity and therefore reduce the financial risk otherwise associated with the sale and purchase of electricity through the Pool.

        The energy trading business co-ordinates the Group's activities in managing risk and provides support to Eastern's electricity and natural gas retail activities. The Group's risk management activities are also fully integrated with its natural gas purchase and sales, wholesale and trading contract portfolios to ensure that the operation of Eastern's power stations is optimized having regard to relative prices in gas and electricity markets. The energy trading business also earns revenue by providing risk management services to other retailers of electricity aimed at removing or reducing their Pool price risk.

        Eastern seeks to manage its financial exposure by trading its portfolio of CfDs (a small number of which are long-term), bidding Eastern's generation output into the Pool, in terms of both price and volume, for each half hour of the day, and by agreeing with the electricity sales division the volume and pricing of sales in the competitive market. The overall position for each half hour of the day is monitored by the energy trading business with the aim of balancing electricity purchases and sales, although the inflexibility of CfDs available in the market and the physical availability of plant means that an exact balance for every half hour cannot be achieved. The resulting net position is subject to risk exposure limits which are monitored independently within Eastern. Credit checks are also undertaken on counterparties. Although to date Eastern has successfully managed such risk through management operations and has reduced its exposure to this risk by building and leasing generation assets, Eastern's ability to manage such risk in the future will depend, in part, on the terms of its supply contracts, its ability to implement and manage an appropriate hedging strategy, the continuation of an adequate market for hedging instruments and the performance of its generating assets.

        The energy trading business purchases coal, oil and natural gas for the Group's UK power stations and has small equity interests in three natural gas-producing fields in the North Sea. It also coordinates the purchase and sale of natural gas on a long and short term basis.

        As part of the Group's strategy to exploit opportunities in energy trading services with third parties, in December 1996, Eastern entered into agreements with Enron Capital & Trade Resources Limited ("Enron") to provide certain energy management services to Enron in connection with its proposed new 790MW power station at Sutton Bridge in Lincolnshire. Subject to the satisfaction of certain conditions precedent, the arrangements will come into effect in mid-1999 coincidental with scheduled commencement of full operation of the power station, and will expire 15 years later. Eastern has also agreed to purchase up to 475 million therms of gas per annum from Enron over the 15 year term commencing in mid-1999 at prices related to the prevailing market price for gas at the time, the daily volume of gas supplied being dependent on the relative market prices of electricity and gas. Under these arrangements, Eastern may either use this gas in its portfolio or sell some or all of it back to Enron, the resale volume being related to an associated electricity purchase agreement. The electricity purchase agreement will, in turn, form another element in Eastern's electricity portfolio. Overall, these arrangements provide Eastern with additional flexibility in the management of its energy portfolio as a whole.

        On April 9, 1997 Eastern entered into an energy conversion arrangement with Rolls Royce Power Ventures Ltd to provide natural gas and take the electricity output from a mid-merit approximately 100MW gas fired power station subject to receiving formal consent from the Office of Electricity Regulation ("OFFER"), which has been approved in principle, and other preconditions.

        In order to help meet the expected needs of its natural gas wholesale and retail customers (including the Group's power stations), Eastern has entered into a range of purchase contracts. As of June 30, 1997, the commitments under long-term purchase contracts amounted to an estimated L3.0 billion covering periods of up to 18

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

years from such date. Firm sales commitments (including estimated power station usage) at the same date amounted to L3.0 billion, covering periods up to 18 years from such date.

Energy Marketing

        The Group acquired Citizens in May 1997 for an initial cash payment of $20 million, plus a payment due on March 31, 2000 equivalent to the net assets of the Citizens companies as of June 30, 1997. In addition, the Group is required to pay additional amounts based on the achievement of profit goals up to 2002, subject to a maximum payment for the entire transaction of $120 million (including the net asset payment).

        Citizens, which is headquartered in Boston and employs approximately 100 persons, engages in the purchase, sale and marketing of physical electric power and transmission rights; the structuring and trading of electricity, gas and fuel-related risk management products; the restructuring of power sales and power supply agreements between third party sellers and purchasers; and the marketing of Orimulsion(R) (a Venezuelan boiler fuel). In the year ended December 31, 1996, prior to its acquisition by the Group, Citizens had gross profit of $21.5 million and operating profit of $5.3 million.

        Through Citizens Power Sales, Citizens was the fifth largest independent wholesale electricity marketer in the US during 1996. Citizens purchases and resells wholesale electric power and designs and applies electricity risk management tools which include purchases and exchanges of electric capacity and/or energy; banking, storage, and swaps of physical electricity; swaps of fuel and electricity; forward purchases of fuel and electricity; and floors, caps and collars on electricity and fuel pricing. It also engages in fuel to electricity tolling transactions and electricity/fuel exchanges.

        Citizens, through its subsidiaries Hartford Power Sales, L.L.C. ("HPS"), CL Power Sales One, L.L.C. ("CL One"), CL Power Sales Two, L.L.C. ("CL Two"), and CL Power Sales Eight, L.L.C. ("CL Eight"), has conducted the restructuring of power sales agreements between several non-utility generators and electric utilities in the northeastern US. Citizens is currently pursuing additional restructuring opportunities throughout the US.

        In connection with the Offer by PacifiCorp, Citizens filed an application to sell Citizens Power Sales and other subsidiaries of Citizens to Lehman Brothers Holdings, Inc ("Lehman"). Since these entities have received authorization from the Federal Energy Regulatory Commission (the "FERC"), transfer of control of these entities is subject to further approval by the FERC.

        The sale of these assets to Lehman is not expected to be completed unless and until a further offer for Energy is made by PacifiCorp. If the sale were to take place, it is anticipated that Lehman would purchase Citizens Power Sales for the amount of $10 million, to be financed by a non-recourse non-interest bearing note payable to Citizens out of the cash flows of and proceeds from the disposition of assets of Citizens Power Sales. Citizens would also receive 80% of the proceeds in excess of the principal amount of the note. A separate purchase price would be established for each of the other companies sold, which would be financed by non-recourse notes payable solely out of cash flows or proceeds from the sale of the projects owned by those companies.

NATURAL GAS RETAILING

        The Group, through Eastern Natural Gas and its subsidiaries, is one of the largest suppliers of natural gas in Great Britain after Centrica plc. The Directors estimate that as of March 31, 1997 the Group's market share by volume was approximately 11% of gas delivered to the competitive industrial and commercial market, an increase from approximately 5% as of March 31, 1996.

        The Group is taking advantage of the increased competition progressively being introduced into the industry by the British Government. It currently has approximately 100,000 customers in the UK at 120,000 sites, ranging from domestic households to large industrial companies. The Group's move into the domestic sector has included supplying customers in the pilot deregulation scheme in southwest England which began in April 1996 and has since been extended to other counties in the south of England in the first half of 1997 and to Scotland and the northeast of England in the second half of the year.

Competition

        The gas supply market is highly competitive, with the Group's main competitors being Centrica plc and the gas marketing arms of certain major oil companies. Further competition is provided by a number of other electricity companies and smaller gas suppliers which are independent of the major oil companies and which each have a minor presence in the market.

        In the six months ended March 31, 1997, the Directors estimate that the Group maintained its market share of the retail gas supply market (by volume) at 11%. The Group aims to maintain a significant share of this market through high-quality customer service and competitive pricing, and also utilizing the economics of scale that its current level of sales provides in purchasing gas.

NETWORKS

ELECTRICITY

        Almost all electricity customers in Eastern's authorized area, whether franchise or competitive, are connected to and dependent upon Eastern's distribution system. Eastern distributes approximately 31TWh of electricity annually to over three million customers, representing more than seven million people. The majority of the Group's owned tangible fixed assets in the UK are currently employed in the electricity distribution business. The distribution by Eastern of electricity in its authorized area is regulated by its PES License, which, save in exceptional circumstances, is due to remain in effect until at least 2025.

Physical Distribution System

        Eastern receives electricity from the National Grid at 21 supply points within its authorized area and three points in the authorized areas of neighboring RECs. The majority of this electricity is received at 132kV. It is then distributed to customers through the Group's system of approximately 35,600 kilometers of overhead line, 53,100 kilometers of underground cable, and numerous transformers and switchgear, via a series of interconnected networks operating at successively lower voltages. Eastern also receives electricity directly from power stations located in its authorized area and, from time to time, from customers' own generating plants and connections with neighboring RECs.

Customers

        Networks derived approximately 91% of its use of system revenue in the six months ended March 31, 1997 from Eastern's electricity sales operations. The remaining 9% was derived from holders of Second Tier Supply Licenses in respect of the delivery of electricity in those of their customers located in Eastern's authorized area.

System Performance

        The performance of the network is monitored and publicly reported upon annually by OFFER. According to recent figures, in the year ended March 31, 1996, Eastern achieved the best overall distribution system performance (number of faults per 100 kilometers of network) of all the PES License holders. It also achieved one of the best performances for supply restoration following a fault and reduced the average time a customer was off supply during a fault.

Distribution Charges and Price Control

        The distribution charges levied by Eastern and the other RECs consist of use of system charges and charges for other "excluded services" (i.e., services outside the scope of the price control) including connection charges. Distribution and supply charges are regulated by certain conditions in Eastern's PES License, which sets out a formula for determining the maximum charge per unit distributed in any financial year. A substantial majority of the sales of the Group's electricity network business consists of charges for the use of its distribution system, most of which are charged to its Power business and are passed through to its customers. Most of the charges for the use of the distribution system are subject to distribution price controls. See "Regulatory Matters" below.

Czech Republic

        In October 1996, the Group acquired a minority interest in Severomoravska Energetika a.s., a Czech electricity distribution and supply company, as part of its plan to develop interests in companies that would enable it to implement further its integrated energy strategy overseas. As described under "Generation", the Group acquired an interest in Teplarny Brno, a heating and generation company in the Czech Republic, in November 1996 and subsequently increased its interest during 1997.

Competition

        At present, the Group experiences little competition in the operation of its electricity distribution system. However, in certain limited circumstances, some customers may establish (or increase) capacity for "own generation", by becoming directly connected to the National Grid or establishing their own generating capacity, thereby avoiding use of distribution system charges.

Telecommunications

        The Group's telecommunications network comprises an established radio telemetry network and a recently constructed optical fiber cable network of approximately 1,100 kilometers which principally covers Eastern Electricity's authorized area, but also connects to certain other business centers, including central London. Extensions in the Kent/Sussex area are currently in planning and implementation and are expected to increase the network to approximately 1,800 kilometers by 1998. Capacity is made available to large business users, cable operators and public telephone operators. The Group also holds a public telephone operations license and runs a radio site sharing the optical fiber renting operation with a number of major telecommunications companies.

Contracting

        Eastern's Contracting Division provides electrical contracting services. These services, to domestic, commercial and industrial customers (including other PES License holders) for voltages up to and including 132kV, involve the design, installation and maintenance of heating, security, fire alarm and prevention, power generation and standby systems, overhead lines, switchgear and electrical wiring systems. Eastern is in competition with other electrical contractors, including other RECs.

OTHER ACTIVITIES

        The Group is involved in a number of other peripheral activities, including a gold and copper exploration prospect in northern Chile, a landfill project in Imperial County, California, and the design, manufacture, sale and lease of modular buildings.

        The first two of these are residual activities conducted by the Consolidated Gold Fields group which was acquired by Hanson in 1989. The Consolidated Gold Fields group was established in the 1890s to finance gold mining prospects in Southern Africa. It subsequently diversified into a range of other activities including mining, extractive and metal processing operations in various other countries, including the US, the UK and Australia. In addition to its continuing interests relating to coal mining, and the gold and copper and landfill projects mentioned above, Consolidated Gold Fields has a number of other minor and/or non-trading subsidiaries.

        The design, manufacture, sale and lease of modular buildings is conducted by Rollalong, a UK company, which is also a holding company of Eastern and Consolidated Gold Fields.

        For a discussion of certain contingent liabilities relating to certain former operations of Consolidated Gold Fields, see "Other Regulatory Matters" below.

        The Group also owns Major Insurance Company Limited ("Major"), a company incorporated in Bermuda, which formerly acted as a captive insurance company for certain of Hanson's and the Group's existing and previous US businesses. Prior to the Demerger, the outstanding insurance business of Major was reconfigured, reinsured or indemnified by other present or former Hanson entities, so that its continuing business relates only to Peabody's US operations and Consolidated Gold Fields' US operations.

EMPLOYEES

        The average number of persons employed by the Group during the six months ended March 31, 1997 was 15,108, of whom approximately 6,770 were based in the UK, approximately 6,549 were based in the US, approximately 1,120 were based in Australia and approximately 669 were based in other countries. As of March 31, 1997, the total number of employees was 15,025.

UNION REPRESENTATION

        Approximately 60% of the Group's US coal employees (which produced approximately 34% of its US sales volume in the six months ended March 31,
1997), all of the Group's Australian coal employees and approximately

62% of the Group's power and networks employees as of March 31, 1997 were members of unions. Certain of Peabody's competitors in the US have non-union workforces. Because of the increased risk of strikes and other related work stoppages, in addition to higher labor costs which may be associated with union operations in the coal industry, Peabody's non-union competitors may have a competitive advantage in areas where they compete with Peabody's unionized operations.

        The workers at Peabody East (approximately 3,010 at March 31, 1997) are represented by the United Mine Workers of American Union (the "UMWA") and work under the 1993 National Bituminous Coal Wage Agreement (the "NBCWA"), a multi-employer agreement negotiated by the Bituminous Coal Operators' Association (the "BCOA") of which Peabody East is a member. The NBCWA became effective on December 15, 1993 and is due to expire on August 1, 1998, although negotiations to extend the contract beyond that date are expected to begin later in 1997. The previous multi-employer agreement covering the workers at Peabody East, the National Bituminous Coal Wage Agreement of 1988, expired in February 1993. A new agreement had not been reached when the agreement expired and the union immediately called a strike. Except for a 60 day period in March and April 1993, the strike continued until December 1993 when the current NBCWA was signed. The Directors estimate that this resulted in lost profits of L100 million to L120 million in the year ended September 30, 1993 and L70 million to L80 million in the year ended September 30, 1994. During the 1993 dispute, the main demands by the UMWA included (a) automatic unionization of new mines opened by Peabody; (b) rights to non-union jobs; and (c) rights to all jobs available whenever a new mine was opened by Peabody. Although the BCOA would not agree to these demands, the parent companies of the BCOA members signed individual Memoranda of Understanding which gave the UMWA members the right to the first three out of every five new jobs at non-union bituminous mines. This currently affects two mines operated by Peabody. The NBCWA provided for two reopener provisions to be exercised by the UMWA and the BCOA between September and December 1996 and September and December 1997. Under the reopener provisions, wages, pensions and medical benefits could be renegotiated. The BCOA settled both reopeners early in August 1996. The settlements provide for increases in wages (on a lump sum basis) and pensions and a lower medical deductible. Peabody East has enjoyed a good relationship with the UMWA since the NBCWA was signed.

        Peabody Western employees (approximately 723 at March 31, 1997) are covered by the Western Surface Agreement of 1992. This agreement was due to expire in May 1997, but has been extended to August 2000. Peabody Western was not affected by the strikes in 1993 and no significant production has been lost at Peabody Western since 1987 as a result of industrial action. No assurance can be given that the existing NBCWA and the Western Surface Agreement will be successfully renegotiated upon their expiration without a strike or other work stoppage. Apart from work stoppages which may occur upon termination of a collective bargaining agreement, Peabody East and Peabody Western may from time to time be subject to certain unauthorized work stoppages or wildcat strikes.

        The Australian coal mining industry is highly unionized and all the workers employed at Peabody Australia are members of trade unions. These employees are represented by three unions, the United Mine Workers which represents the production employees, and two unions which represent the other staff. The miners at Warkworth mine have signed a three year labor agreement which is due to expire in September 1999 and the miners at the Ravensworth and Narama mines have signed a two year labor agreement which will expire in March 1998. Although production is lost due to industrial action from time to time, in recent years there have not been any significant disputes or stoppages at mines operated by Peabody Australia.

        Eastern recognizes trade unions for collective bargaining purposes and approximately 66% of employees of Eastern's businesses are union members. Eastern Natural Gas and the energy trading businesses do not recognize trade unions and most workers in these businesses are employed under individual contracts. There have been no industrial disputes or work stoppages at Eastern since its privatization in 1990. Eastern has negotiated a two year agreement relating to pay with employees in the electricity supply and networks businesses which expires at the end of June 1998.

REGULATORY MATTERS

        The Group's operations are subject to extensive and changing regulation in the UK, the US and Australia regarding production, sale, distribution, health and safety and environmental matters.

REGULATORY MATTERS AFFECTING PEABODY

US

        The US coal mining industry is subject to regulation by federal, state and local authorities on matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of hazardous substances into the environment, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. Costs associated with such regulatory compliance increase the overall cost of mining. While it is not possible to quantify the costs of compliance with all applicable federal and state laws, those costs have been and are expected to continue to be significant. For a discussion of the costs associated with the Group's health care obligations to employees, reclamation and environmental obligations, see Notes 19 and 21 of Notes to the Financial Statements included herein.

Mining Health and Safety

        Stringent health and safety standards have been imposed by federal legislation since the Federal Coal Mine Health and Safety Act of 1969 was adopted. That Act resulted in increased operating costs and reduced productivity. The Federal Mine Health and Safety Act of 1977 significantly expanded the enforcement of health and safety standards and imposed health and safety standards on all aspects of mining operations.

        Most of the states in which Peabody operates have state programs for mine health and safety regulation and enforcement. In combination, federal and state health and safety regulation in the coal mining industry is a very comprehensive and pervasive system for protection of employee health and safety. This regulation has a significant effect on Peabody's operating costs. However, Peabody's US competitors are subject to the same degree of regulation. Peabody's accident rate has fallen by approximately 58% during the period from October 1, 1990 to March 31, 1997.

Black Lung

        Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended by the Black Lung Benefits and Revenue Amendment Act of 1981, each coal mine operator is required to secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. Less than 7% of the miners currently seeking federal black lung benefits are awarded such benefits by the federal government. The trust fund is funded by an excise tax on coal sales which is passed on to the purchaser under many of Peabody's coal sales agreements. The maximum fee is $1.10 per ton on underground mined coal and $0.55 per ton on surface mined coal.

        The US Department of Labor has proposed new regulations which would liberalize the procedures used to award federal black lung benefits. If the proposed regulations are finally adopted by the Department of Labor, there is expected to be a substantial increase in the number of miners that are awarded federal black lung benefits and Peabody's liability for federal black lung benefits is likely to increase.

Coal Industry Retiree Health Benefit Act of 1992 ("Health Benefit Act")

        The Health Benefit Act was enacted to provide for the funding of health benefits for certain UMWA retirees and their spouses. The Health Benefit Act established a fund into which "signatory operators" and "related persons" are obliged to pay annual premiums for beneficiaries. The Health Benefit Act also created a second benefit fund ("1992 Fund") for miners who retired between July 21, 1992 and September 30, 1994 and whose former employers are no longer in business. Companies which are signatories to the NBCWA labor agreement must pay premiums to the 1992 Fund. Peabody East made payments under the Health Benefit Act of $4.17 million for the six months ended March 31, 1997 and expects that total payments for the year ending March 31, 1998 will be approximately $8.4 million. These payments are less than half of the amounts paid prior to the enactment of that Act.

Environmental Laws

        Peabody is subject to various federal and state environmental laws. These laws require approval of many aspects of coal mining operations, and both federal and state inspectors regularly visit Peabody's mines and other facilities to ensure compliance.

        A risk of environmental liability is inherent in the coal mining operations of the Group with respect to both current and past operations. The Group has incurred and will continue to incur expenses for environmental matters, including those arising from sites relating to former operations or corporate predecessors of the Group.

        Surface Mining Control and Reclamation Act: The Surface Mining Control and Reclamation Act of 1977 ("SMCRA") requires coal mining companies to reclaim land after mining has been completed. The mine operator must submit a bond or otherwise secure performance of its reclamation obligations. Peabody has $629 million of reclamation bonds in place which assure compliance with all applicable regulations.

        Permits for surface mining operations are obtained from the Federal Office of Surface Mining Reclamation and Enforcement or, where state regulatory agencies have adopted federally approved state programs under SMCRA, the appropriate state regulatory authority. Mining permits issued pursuant to SMCRA must be renewed. The renewal of a mining permit may be denied if there are violations of SMCRA, or other environmental laws. Although the Group does not anticipate permit renewal problems, there can be no assurance that Peabody's mining permits will be renewed in the future. In addition, the Peabody Western Black Mesa Mine has been operating under a temporary permit since 1978. The mine has been operating continuously since 1978, and the Group does not anticipate that the temporary permit status will have an effect on operations at this mine. There can be no assurance, however, that Peabody will be allowed to continue operating under this temporary permit in the future, or that other permit issues will not arise which will adversely affect Peabody's operations.

        SMCRA also imposes a tax on coal production to pay for reclamation of lands mined prior to 1978. The maximum fee is $0.35 per ton on surface mined coal and $0.15 per ton on underground mined coal. Under many of the coal sales agreements to which Peabody is a party, the fee is passed on to the purchaser. Peabody accrues for the liability associated with all end of mine reclamation on a ratable basis as the coal reserve is being mined. Peabody has won numerous national and state awards for its reclamation practices. Accrued obligations were $444.3 million and $429 million for the year ended September 30, 1996 and the six months ended March 31, 1997, respectively.

        Clean Air Act: The Clean Air Act, including the Clean Air Act Amendments of 1990, extensively regulates the air emissions of coal-fired electric power generating plants. Title IV of the Clean Air Act Amendments places limits on sulfur dioxide emissions from electric power generation plants. The first phase ("Phase I") of reductions, which became effective on January 1, 1995, applies to certain identified facilities. The second phase, which will became effective in 2000 ("Phase II"), applies to all facilities including those subject to the 1995 restrictions. The affected utilities will be able to meet these requirements by switching to lower sulfur fuels, by installing pollution control devices such as scrubbers, by reducing electricity generating levels or by purchasing or trading so-called "emission allowances". Specific emissions sources may use these allowances, which utilities and industrial concerns can trade or sell, to allow other units to emit higher levels of sulfur dioxide.

        Title III of the Clean Air Act Amendments also required certain utility power plants to reduce their nitrogen oxide emissions with effect from January 1, 1995. The EPA adopted regulations in December 1996 requiring the remaining utility power plants to reduce their nitrogen oxide emissions. Although Peabody's customers are affected by these regulations, based on current information, the Directors do not expect any material loss of sales as a result of these nitrogen oxide regulations.

        The EPA announced in July 1997 that it had adopted changes to the National Ambient Air Quality Standards ("NAAQS") for particulate matter ("PM") and ozone ("O(3)"). The NAAQS are set at the level judged to protect the public's health and welfare. The states will be required to implement changes to their existing plants to attain and maintain compliance with the revisions to the standards. Because mining operations emit PM and the electric utility industry emits sulfur dioxide and nitrogen oxides, which are precursors to PM and O(3), Peabody's mining operations and electric utility customers are likely to be affected when the revisions to the NAAQS are implemented by the states. The extent of such effects, which could be material to Peabody, will depend on the policies and control strategies associated with the state implementation process under the Clean Air Act. The impact, if any, on Peabody is unlikely to occur until after 2000.

        Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"): CERCLA and similar state laws affect coal mining operations by imposing clean-up requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Under CERCLA, joint and several liability may be imposed on waste generators, site owners and operators and others regardless of fault or the legality of the original disposal activity. Waste substances generated by coal mining and processing are generally not regarded as hazardous substances for purposes of CERCLA.

        Clean Water Act: The Federal Water Pollution Control Act, as amended by the Clean Water Act of 1977, affects coal mining operations by imposing restrictions on effluent discharge into water. Regular monitoring, reporting requirements and performance standards are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water.

        Resource Conservation and Recovery Act: The Resource Conservation and Recovery Act ("RCRA") of 1976, affects coal mining operations by imposing requirements for the treatment, storage and disposal of hazardous wastes. Coal mining operations covered by SMCRA permits are exempted from regulation under RCRA by statute. However, the EPA is considering the possibility of expanding regulation of mining wastes under RCRA. Any changes in the types of substances regulated under RCRA could have a material adverse effect on the Group's business or financial position.

        Global Climate Change: The US, Australia and 165 other nations have signed and ratified the UN Framework Convention on Climate (the "Convention"), under which the US, Australia and 34 other developed countries have agreed to implement measures aimed at reducing their greenhouse gas emissions to 1990 levels by 2000. The parties to the Convention are currently working on a further protocol that is expected to commit the developed nations to adopt policies and measures and set quantified emission limitations and reduction objectives for implementation no earlier than 2005. That protocol is expected to be completed at the end of 1997. Any new protocol adopted by the parties to the Convention would have to be ratified by the US Senate and the Australian Government before it became effective in their respective countries. It is unclear what impact this protocol might have on Peabody's operations, and there is no guarantee that such impact will not have a material adverse effect upon the Group's business or financial position.

AUSTRALIA

        The Australian mining industry is regulated by Australian federal, state and local governments with respect to environmental issues such as land reclamation, water quality, air quality and noise, planning issues such as approvals to expand existing mines or to develop new mines and health and safety issues. The Australian federal government retains control over the level of foreign investment, export approvals and industrial relations. Australian state governments also require coal companies to post security deposits against land which has been used for mining, which are refundable after satisfactory rehabilitation.

REGULATORY MATTERS AFFECTING EASTERN

        The electricity industry in Great Britain is subject to regulation, inter alia, under the Electricity Act and certain UK and EU environmental legislation. The Group is also subject to existing UK and EU legislation on competition and regulation in its gas and telecommunications businesses. In addition, an element of any profit received by Eastern on its disposal of certain categories of the assets vested in it at the time of its privatization is subject to clawback by the Secretary of State for Trade and Industry until March 31, 2000.

        In June 1997, the UK Secretary of State for Trade and Industry announced a review of utility regulation (including price controls) covering gas, electricity, water and telecommunications. If an internal governmental review team concludes that change is needed, the Government has stated that it intends to publish a consultation paper in the fall of 1997. This review may result in significant changes to the existing regulatory regime. There can be no assurance regarding the impact of those potential utility regulatory changes, if any, on Eastern and the Group.

POWER LICENSES

Generation

        Unless covered by an exemption, all electricity generators operating a power station in Great Britain are required to have a Generation License. The conditions attached to such a license in England and Wales require the holder, among other things, to be a member of the Pool and to submit relevant generating sets for central dispatch. Failure to comply with any of the Generation License conditions may subject the licensee to a variety of sanctions, including enforcement orders by the Director General of Electricity Supply in Great Britain ("DGES"), or license revocation if an enforcement order is not complied with.

        The Secretary of State has power under the Electricity Act to require generators operating power stations with a capacity of not less than 50MW to maintain stocks of fuel and other materials at power stations. The Secretary of State is currently reviewing the level of fuel stocks held by generators.

        In England and Wales, each PES License limits the extent of the generation capacity in which the relevant REC may hold an interest without the prior consent of the DGES ("own-generation limits"). These own-generation limits currently restrict the participation by a REC in generation to a level of approximately 15% of the simultaneous maximum electricity demand in that REC's authorized area at privatization, setting Eastern's limit at 1,000MW. Following a process of consultation on the own-generation limits, the DGES stated in January 1995 that he would be prepared to consider a REC's request to increase its generation capacity on condition that it accepted explicit restrictions on the contracts it signed with its supply business, and that at a minimum it would be prohibited from passing additional own-generation output into its franchise market. In August 1995, he published model draft license modifications which he indicated that he would consider proposing in connection with a relaxation of own-generation limits of a REC.

        In June 1996, the DGES stated that he had indicated to Eastern that he would consider relaxing its own-generation limits, subject to agreeing license modifications as set out in his consultation paper of August 1995. The specific consent of the DGES to the leasing by Eastern of generating capacity from each of National Power and PowerGen has been confirmed by OFFER, and the Directors expect consent to be granted on a conditional basis in relation to the Shotton CCGT and the Dowlais clean coal plants.

Electricity Sales

        Subject to certain exceptions, each supplier of electricity in the franchise market in Great Britain is required to have a PES License for its authorized area and is required under the Electricity Act to provide a supply of electricity upon request to any premises in that area, except in specified circumstances. Each PES License holder is subject to various obligations under its PES License, including prohibitions on cross-subsidy between its various regulated businesses and on discrimination in respect of the supply of customers. Each PES License holder is also required to offer open access to its distribution network on non-discriminatory terms. This obligation includes a requirement not to discriminate between its own supply business and other users of its distribution system. PES License holders are subject to separate revenue controls on the actual costs they may pass through for the supply of electricity to franchise customers and in respect of distribution charges.

        A supplier of electricity to the competitive market in Great Britain must, subject to certain exemptions, possess a Second Tier Supply License, or hold a PES License for the authorized area in which customers are supplied.

        Supply charges in the franchise market are regulated by an (RPI-X)+Y revenue control formula. The RPI-X element relates to the costs of the supply business, and includes a profit element. For the current control, which was set for the period April 1994 to March 1998, X has been set at 2%. The Y factor enables each PES License holder to pass through to customers costs already regulated (transmission and distribution costs) and certain costs which are unregulated (electricity purchase costs and the Fossil Fuel Levy). The formula takes a forward-looking approach and therefore includes a correction factor to allow for forecasting errors.

        The DGES is currently reviewing with the PES License holders, the supply price restraints to apply to tariff customers from April 1, 1998, when the process of opening up competition in the under 100KW market is due to begin. The DGES intends to publish final proposals in early October 1997.

Energy Trading

        Eastern Power and Energy Trading Limited ("EPETL") is authorized by the Securities and Investments Board under the Financial Services Act 1986 to deal in electricity contracts for differences (including futures and options). A subsidiary of EPETL is a joint holder of production licenses relating to its equity interest in three North Sea natural gas fields described above.

Energy Marketing

        The purchasing, wholesaling, and transmission of electricity in the US is regulated by the FERC. Citizens Power Sales has been authorized by the FERC to engage in wholesale electric power and energy transactions as a marketer of electricity at rates established by agreement between Citizens Power Sales and the purchaser. Citizens Power Sales is obligated to notify the FERC of any changes in status, including ownership of generation or transmission facilities or affiliation with any entity that has generation or transmission facilities or a franchised service area in the US. Each of HPS, CL One, CL Two and CL Eight has received the same authorization from the FERC and is under the same obligation to advise the FERC of any changes in status.

        Citizens trades in electricity futures on the New York Mercantile Exchange. Citizens files periodic reports with the Commodity Futures Trading Commission.

        Restructuring transactions, under which affiliates of Citizens participate in the restructuring or replacing of power sales agreements between non-utility generators and utility purchasers, generally require approvals from state regulatory agencies for the utility purchasers to enter into new power purchase agreements. Also, long term power purchase contracts from utility sellers which may be entered into in connection with restructuring transactions require filing with, and acceptance of filing by, the FERC. These approvals have been obtained in the restructuring transactions completed to date.

        Conversion of generating plants to Orimulsion(R) as a fuel requires extensive environmental approvals. Final approval for the conversion to Orimulsion(R) at the 1,600 MW Manatee plant of Florida Power & Light ("FP&L") was denied by the Florida Siting Board on April 23, 1996. On appeal, the Siting Board's order was vacated and remanded for reconsideration. On remand, the Siting Board, on September 9, 1997, by a 5-2 vote, returned the case to the original hearing officer to consider additional measures to mitigate pollution and community impacts, which additions are believed acceptable to FP&L. Final decisions are expected within three months. All other approvals, other than Siting Board approval, have been obtained by FP&L for the Manatee project.

Gas

        The gas supply activities on ENG are principally regulated by the Director General of Gas Supply under the Gas Acts and by the conditions of ENG's Gas Licenses. ENG currently holds a public gas transporter's license, a gas supplier's license and a gas shipper's license. The gas business is not subject to price regulation.

NETWORKS

Electricity

        Approximately 95% of the operating income of Eastern Electricity's networks business is controlled by a distribution price control formula of RPI+X(d) which determines the maximum charge per unit that Eastern Electricity is permitted to charge in any financial year to March 31 for distribution services which are subject to the control. The X(d) factor for Eastern was initially related to the numbers of units (kWh) of electricity distributed and was set at +0.25% for the period 1990 to 1995. Since the distribution price reviews in August 1994 (effective April 1, 1995) and July 1995 (effective April 1, 1996), price control has been related to the number of customers served and the number of units sold in equal weightings. These price reviews have resulted in the X(d) factor being reduced to -11% for 1995/96, -10% for 1996/97 and -3% for each of the years 1997/98 to 1999/2000. The August 1994 review resulted in an estimated total reduction of Eastern's prospective revenues of some L350 million over the five years to April 2000 and July 1995 review resulted in an estimated total reduction of Eastern's revenues of a further L150 million over the four year period from April 1, 1996 compared with revenue under the previous distribution price controls. To allow for forecasting errors, an annual correction factor is built into the control to allow any under-recovery or over-recovery of income to be recovered in following years, the latter with an interest penalty. A further distribution price control review is schedule to take place in 2000. Any additional revenue by the DGES may adversely affect the Group. Similarly, the DGES may issue further or additional statements or take further or additional actions which may impact upon the Group's operations.

        Distribution costs vary with the voltage at which consumers are connected and the utilization of the distribution system at the time units are distributed. Changes in the mix of units distributed at different voltage levels and between peak and off-peak periods are reflected in the calculation of the maximum average allowed charge per unit distributed by reference to a "basket" of distribution categories which take account of the different costs of distributing electricity at various voltages and at various times of the day.

        Electricity distributed to extra high voltage premises is excluded from the distribution price control formula, as are charges for certain additional services including connection charges. Connection charges must be set at a level which enables the licensee to recover no more than the appropriate proportion of the costs incurred and no more than a reasonable rate of return on the capital represented by such costs. Any dispute over connection charges may be determined by the DGES. In addition, income received in respect of National Grid Group exit charges incurred by a REC and received through use of system charges is not subject to distribution price control.

        In certain circumstances, the DGES may propose amendments to the distribution price control formula or the terms of the license. In the cases where a PES License holder is not willing to accept modifications to the distribution price control formula or other license conditions put forward by the DGES, the normal process would be for the DGES to refer the matter to the MMC.

Telecommunications

        The Group's telecommunications activities are principally regulated by the Telecommunications Act 1984 and by the conditions of its public telephone operations license. The UK Secretary of State for Trade and Industry and the Director General of Telecommunications are the principal regulators of the telecommunications industry in the UK. The telecommunications business is not subject to price regulation.

ENVIRONMENTAL REGULATIONS AND EMISSIONS

        The electricity generation industry in the UK is subject to a framework of national and EU environmental laws which regulate the construction, operation and decommissioning of power stations.

        Under these laws, each power station operated by the Group is required to have an authorization which regulates its releases into the environment and seeks to minimize pollution of the environment taken as a whole, having regard to the best practicable environmental option.

        The responsibility for these requirements in England and Wales is vested in the Environment Agency ("EA") whose role is to regulate industrial plants and to monitor the environment, to obtain environmental information and to promote the objective of sustainable development. When performing its functions, the EA is required to take into account the best available techniques for controlling emissions, the life expectancy and rate of utilization of the plant, and the desirability of not involving excessive cost.

        The principal EU Directive affecting environmental emissions currently in force is the Large Combustion Plants Directive ("LCPD").

        The LCPD requires the UK to reduce sulfur dioxide ("SO(2)") emissions from existing plants by 60% by 2003 and emissions of nitrogen oxides ("NOx") by 30% by 1998 compared with their 1980 levels. The Large Combustion Plant National Plan is the mechanism by which this directive has been implemented in the UK and sets year on year programs of reductions for various industries including the electricity industry. Each site has an annual limit of emissions. Negotiations are underway regarding further restrictions on emissions.

        In addition, the UK has ratified the second United Nations Economic Commission Sulfur Protocol. The Protocol commits the UK to a reduction in SO(2) emissions from all sources by 80% by 2010 compared with their 1980 levels.

        At a local level, the UK's Air Quality Strategy provides set targets for 2005 and places a duty on local authorities to review air quality with a view to setting up management in places where targets are not being met. When adverse meteorological conditions occur, some power stations may have to introduce measures to comply with these targets.

        The UK is also a signatory to the Greenhouse Gases Convention which commits it to draw up programs aimed at reducing emissions of carbon dioxide and other greenhouse gases to their 1990 levels by 2000. Negotiations will take place in December 1997 aimed at cutting emissions further.

        For a discussion of the costs associated with environmental matters affecting the Group, see Item 9 of this Transition Report and Notes 17 and 19 of Notes to the Financial Statements included elsewhere herein.

OTHER REGULATORY MATTERS

        Certain US subsidiaries of Consolidated Gold Fields are or may become parties to environmental proceedings which have been commenced or threatened in the US in relation to certain sites previously owned or operated by those subsidiaries or companies associated with them. This includes sites formerly owned or operated by Consolidated Gold Fields and as well as dormant sites that the Group currently owns. The EPA has placed some of these sites on the National Priorities List, promulgated pursuant to CERCLA, and some of these sites are on similar state priority lists. There are a number of further sites in the US which were previously owned or operated by such companies which could give rise to environmental proceedings in which members of the Group could incur liabilities.

        Where such sites have been identified, the Directors have commissioned a review of publicly available information by independent environmental consultants in order to assess the total amount of the liability per site and the proportion of those liabilities which the members of the Group are likely to bear. The available information on which to base this review is very limited, especially in relation to sites which are no longer owned or operated by members of the Group.

        On the basis of that review, the Directors have made a provision against the above environmental liabilities relating to Consolidated Gold Fields in the total sum of $73.6 million as of March 31, 1997 (which is included in the overall provision of L280 million as discussed in Note 19 of Notes to the Financial Statements included herein), but significant uncertainty exists as to whether these claims will be pursued against the Group in all cases, and where they are pursued, the amount of the eventual costs and liabilities. See Note 21 of Notes to the Financial Statements included herein.

        In addition to all of the foregoing, the Group may incur environmental liability and be subject, among other things, to an order requiring the clean-up of contaminated soils, surface or groundwater, administrative proceedings, long-term monitoring requirements to evaluate impact on the environment, common law suits, toxic tort suits, penal proceedings or, in some instances, an obligation to reimburse governmental agencies or third parties for certain costs, including natural resource damages.

ITEM 2. DESCRIPTION OF PROPERTY

        The principal establishments owned or occupied by the Group as of March 31, 1997 are as follows:

             PROPERTY                     OWNER           TENURE     TERM OF LEASE    PRINCIPAL USE     SITE AREA (ACRES)
117 Piccadilly, London              Eastern Energy       Freehold    --             Head Office         --
                                    Limited
St. Louis, Missouri                 Peabody              Leasehold   5 years        Offices             0.9
Sydney, Australia                   Peabody Australia    Leasehold   3 years        Offices             0.2
Charleston, West Virginia           Peabody East         Leasehold   1 year         Offices             1.1
Flagstaff, Arizona                  Peabody Western      Freehold    --             Offices             2.2
Grants, New Mexico                  Lee Ranch            Freehold    --             Offices & Mine      3.0
Gillette, Wyoming                   Powder River         Freehold    --             Offices             3.0
Carterhatch Lane, Enfleid           Eastern              Freehold    --             Offices and Depot   4.0
                                    Electricity
Milton, Cambridge                   Eastern              Freehold    --             Offices and Depot   24.0
                                    Electricity
Wherstead Park, Wherstead, Ipswich  Eastern              Freehold    --             Offices             17.0
                                    Electricity
Peterborough Power Station          Eastern Generation   Freehold    --             Power station       18.1
                                    Limited
King's Lynn Power Station           Anglian Power        Freehold    --             Power station       16.1
                                    Generators Limited
Drakelow C Power Station            PowerGen             Leasehold   99 years       Power station       177.0
High Marnham Power Station          PowerGen             Leasehold   99 years       Power station       178.4
Ironbridge Power Station            National Power       Leasehold   99 years       Power station       212.7
Rugeley B Power Station             National Power       Leasehold   99 years       Power station       299.0
West Burton Power Station           National Power       Leasehold   99 years       Power station       511.5

        For information concerning the Group's coal reserves, see "Description of the Businesses - Coal - Coal Reserves" and for information concerning the Group's power stations, see "Description of the Businesses - Power Generation" in Item 1 of this Transition Report.

ITEM 3. LEGAL PROCEEDINGS

        Other than as mentioned in "Regulatory Matters -- Other Regulatory Matters" in Item 1 of this Transition Report, the Group is not involved in any legal or arbitral proceedings which management believes will have a material adverse effect upon the Group's business or financial position.

ITEM 4. CONTROL OF REGISTRANT

        To its knowledge, Energy is not owned or controlled directly or indirectly by any government or by any other corporation. For information concerning a possible change in control of Energy in connection with the Offer by PacifiCorp Acquisitions, as to which there can be no assurances, see "Offer by PacifiCorp Acquisitions" in Item 1 of this Transition Report.

        The following table sets forth certain information as of September 1, 1997 with respect to those persons that had interests in 3% or more of Energy's issued Ordinary Shares:

                                                                                   PER CENT OF
                                                              ORDINARY SHARES         CLASS
                                                              ---------------    ----------------
                                                                (MILLIONS)
                                                              ---------------
National City Nominees Limited*                                    133.1               25.6
Mercury Asset Management Limited                                    33.4                6.4
Chase Nominees Limited                                              23.9                4.6
Barrow, Hanley, Mcwhinney & Strauss, Inc.                           23.5                4.5
PDFM Limited and UBS International Investment
London Ltd                                                          19.2                3.7

* Custodian for Citibank, N.A., as Depositary (the "Depositary") under the Deposit Agreement (the "Deposit Agreement"), dated as of February 21, 1997, among Energy, the Depositary and all holders and beneficial owners of ADRs issued thereunder.

        As of September 1, 1997, the Directors and officers as a group (10 persons) beneficially owned 139,482 Ordinary Shares (including Ordinary Shares represented by ADSs), which in the aggregate represented less than 1% of the outstanding Ordinary Shares.

ITEM 5. NATURE OF TRADING MARKET

        The principal trading market for the Ordinary Shares is the London Stock Exchange ("LSE"), ADSs, each representing four Ordinary Shares, are listed on the New York Stock Exchange (the "NYSE"). The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by the Depositary under the Deposit Agreement.

        The following table sets forth, for the periods indicated, (i) the reported high and low middle market quotations for the Ordinary Shares based on the Daily Official List of the London Stock Exchange and (ii) the reported high and low sales prices of the ADSs on the NYSE Composite Tape.

                                                  LONDON STOCK EXCHANGE                NYSE
                                                  ----------------------        ------------------
                                                       (PENCE PER)               (US DOLLARS PER)
                                                      ORDINARY SHARE                   ADS
                                                  ----------------------        ------------------
                                                   HIGH            LOW          HIGH          LOW
                                                  -------        -------        -----        -----
Year ended March 31, 1997
  *Fourth Quarter (from February 24)...........    568.5          466.5         37.20        29.75
Year ending March 31, 1998
  First Quarter................................    648.0          486.0         43.25        31.25
  Second Quarter (through September 2).........    658.5          617.0         44.00        39.00

* Energy was demerged from Hanson and the Ordinary Shares commenced trading on the LSE and the ADSs commenced trading on the NYSE on February 24, 1997.

        As of September 1, 1997, approximately 430,000 Ordinary Shares and ADRs evidencing approximately 33.3 million ADSs (representing 133.1 million Ordinary Shares) were held of record in the US. These Ordinary Shares and ADRs were held by approximately 375 and 18,424 record holders, respectively, and collectively represented or evidenced approximately 26% of the total number of Ordinary Shares outstanding. Energy also believes that as of September 1, 1997, approximately 4% of its outstanding Ordinary Shares were beneficially owned by US holders. Since certain of these securities are held by brokers or other nominees, the number of record holders in the US may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

        There are no UK restrictions on the import or export of capital including foreign exchange controls that affect the remittances of dividends or other payments to non-resident holders of Ordinary Shares except as otherwise set forth in Item 7 of this Transition Report and except for certain restrictions imposed from time to time by HM Treasury pursuant to legislation, such as The United Nations Act 1946 and the Emergency Laws Act 1964, against the government or residents of certain countries.

        Except for certain restrictions that may be imposed from time to time by HM Treasury under legislation as described above, under English law and Energy's Memorandum and Articles of Association, persons who are neither residents nor nationals of the UK may freely hold, vote and transfer Ordinary Shares in the same manner as UK residents or nationals.

ITEM 7. TAXATION

        The following discussion of taxation is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to UK Holders and US Holders of the Ordinary Shares or ADSs. A US Holder is: (i) a citizen or resident of the US; (ii) a corporation created or organized in the US under the laws of the US or any state; (iii) an estate the income of which is included in gross income for US federal income tax purposes regardless of its source or (iv) a trust if a court within the United States is able to exercise primary jurisdiction over the trust and one or more US persons have the authority to control substantial decisions of the trust. A UK Holder is a person resident or ordinarily resident in the UK for tax purposes or who is subject to UK taxation on capital gains or income by virtue of having a trade, profession or vocation in the UK.

        The statements of US federal and UK tax laws set forth below are based on US federal and UK tax laws and UK Inland Revenue practice in force as of the date of the filing of this Transition Report and are subject to any changes in UK or US law, and in any double taxation convention between the US and the UK, occurring after that date.

        The following discussion is principally directed at UK tax laws and not to US tax laws and therefore does not describe all material potential US federal/or other US/tax consequences. In addition, while this summary is principally directed to UK tax law, it does not describe all material potential UK tax consequences. The tax treatment of a shareholder may vary depending on such shareholder's particular situation, and certain shareholders (including insurance companies, tax-exempt organizations, dual resident entities, financial institutions, broker-dealers or entities which, alone or together with one or more associated corporations, control directly or indirectly more than 10% of the voting shares of Energy) may be subject to special rules not discussed below. A US Holder of Ordinary Shares or ADSs should consult its tax advisor in respect of US tax consequences.

        For purposes of the current income tax convention between the UK and the US (the "Income Tax Convention"), the current estate and gift tax convention between the UK and the US (the "Estate and Gift Tax Convention") and the US Internal Revenue Code, holders of ADSs will be treated as the owners of the underlying Ordinary Shares.

TAXATION OF DIVIDENDS

UK Holders

        Under current UK taxation legislation, no withholding tax will be deducted from dividends paid by Energy, but whenever Energy pays a dividend, it will be liable to account to the UK Inland Revenue for an amount of tax known as advance corporation tax ("ACT"). The rate of ACT is currently equal to one quarter of the dividend ACT paid by Energy can be set off against its liability to corporation tax, subject to certain limits and restrictions. If Energy receives dividends in respect of which ACT has been accounted for and to which an equivalent tax credit is attached, it will normally be entitled to set that tax credit against its own liability to account for ACT.

        A UK Holder who is a UK resident individual who receives a dividend on Ordinary Shares or ADSs will be entitled to a tax credit of an amount equal to one quarter of the dividend. An individual so resident will be taxed on the total of the dividend and the related tax credit, which will be regarded as the top slice of such individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the dividend, unless and except to the extent that the dividend and related tax credit exceeds the individual's threshold for the higher rate of income tax. In such cases the individual will, to that extent, be liable to tax on the dividend and related tax credit at a rate equal to the excess of the higher rate (currently 40%) over the lower rate (currently 20%). If the tax credit exceeds the individual's liability to income tax on the total dividend and tax credit, the individual will able to claim payment of the excess. Under current proposals, the rate of tax credit that will be available to UK Holders (other than UK resident companies or pension providers) in respect of dividends paid on or after April 6, 1999 will be halved to 10% and tax credits will no longer be repayable to UK Holders with no tax liability. Under such proposals, individuals whose income is within the lower or basic rate tax bands will be liable to tax at 10% on dividend income and the tax credit will continue to satisfy their income tax liability on UK dividends. It is further proposed that the higher rate of tax on dividend income will be reduced to 32.5% from April 6, 1999, which is intended to leave higher rate taxpayers the same amount of after tax income as they would have received prior to such changes.

        Subject to certain exceptions, a UK Holder of Ordinary Shares or ADSs which is a UK resident company and which receives a dividend paid by the Group will not be taxable on the dividend. The dividend and related tax credit in respect of ACT paid on such dividend will be treated as franked investment income. Such tax credit will be an amount equal to one quarter of the dividend (although the amount of the tax credit to which the recipient will be entitled will be reduced to one ninth of the dividend under the provisions. Under current proposals, pension providers and most UK resident companies will no longer be entitled to the payment of tax credits in respect of dividends paid to them on or after July 2, 1997.

        Subject to certain exceptions for individuals who are Commonwealth citizens, citizens of the Republic of Ireland, residents of the Isle of Man or the Channel Islands, nationals of states which are part of the European Economic Area and certain other persons, the right of holders of Ordinary Shares or ADSs who are not resident in the UK for tax purposes to claim payment from the UK Inland Revenue for a proportion of the tax credit relating to their dividends will depend, in general, upon the provisions of any double taxation agreement or convention which exists between the UK and their country of residence.

        The above paragraphs do not address the provisions in Chapter VA of Part VI of the UK Income and Corporation Taxes Act 1988, relating to a dividend which the paying company elects to be treated as a foreign income dividend ("FID"). In the future Energy may receive foreign source income. If such circumstances arise Energy may consider availing itself of the benefits of the FID rules. In the event that a FID is declared, a UK Holder that is a UK resident company holding Ordinary Shares or ADSs will not be subject to UK corporation tax in respect of a FID paid by Energy. The FID will not, however, constitute franked investment income for such UK Holders. Under current proposals, the rules for payment of FIDs may be repealed from April 6, 1999.

US Holders

        Under the provisions of the Income Tax Convention and the Arrangement (as defined and more fully described below), a US Holder who is an individual or a corporate portfolio holder (which is defined as a shareholder who holds less than 10% of the voting shares of Energy) of Ordinary Shares or ADSs will be entitled to receive from the UK Inland Revenue a refund (the "Tax Treaty Payment") of an amount equal to the tax credit in respect of ACT minus a withholding tax of 15% of the sum of the cash dividend plus the tax credit. The rate of ACT is currently 25% of the cash dividend paid. On the basis of an ACT rate of 25% of the dividend, a L80 dividend (which amount and rate of ACT have been selected for illustrative proposes only) would result in a L20 payment of ACT by Energy. The tax credit related to the dividend would be equal to L20 (20% of the sum of the L80 dividend and the L20 tax credit). The US Holder who is an individual or corporate portfolio would be entitled to receive a L5 Tax Treaty Payment, calculated by reducing the L20 tax credit by withholding tax of L15 (15% of the sum of the L80 dividend and the L20 tax credit). Accordingly, such US Holder would have a total net receipt of L85 (cash dividend of L80 plus a net tax credit of L5). Under current proposals the rate of tax credits will be halved from 20% to 10% on dividends paid on or after April 6, 1999 with the result that a US Holder who is an individual or a corporate portfolio holder would not be entitled to receive any Tax Treaty Payment.

        A US Holder of Ordinary Shares of ADSs nonetheless will not be entitled to claim the Tax Treaty Payment described above if: (i) the holding of Ordinary Shares of ADSs is effectively connected with (a) a permanent establishment situated in the UK through which the US Holder carries on business in the UK, or
(b) a fixed base in the UK from which the US Holder performs independent personal services; or (ii) in the case of a US Holder that is a US corporation, the US Holder is (a) also a resident of the UK, or (b) in certain circumstances, an investment or holding company at least 25% of the capital of which is held, directly or indirectly, by persons that are not individual residents or nationals of the US. Further, special rules may apply if the US Holder is exempt from tax in the US on dividends paid by Energy. The refund may not be available in the case of a US Holder who owns 10% or more of the class of shares in respect of which the dividend is paid to the extent that the dividend can only have been paid out of profits which were earned, or from income which was received, in a period ending 12 months or more before the date on which the US Holder becomes the owner of 10% or more of the class of shares in question. If the US Holder of Ordinary Shares or ADSs is a US partnership, trust or estate, the refund will be available only to the extent that the income derived by such partnership, trust or estate is subject to US tax either as the income of a US resident in its hands or the hands of its partners or beneficiaries, as the case may be.

        The aggregate of the dividend paid to a US Holder who is an individual or a corporate portfolio holder and the gross tax credit in respect of it will be treated as dividend income for US federal income tax purposes to the extent made from current or accumulated earnings and profits of Energy as determined under US federal income tax principles. Such dividend will not be eligible for the dividends received deduction allowed to US corporations under Section 245 of the US Internal Revenue Code. However, the 15% withholding tax will be treated as a foreign income tax eligible for credit or deduction against such US Holder's US federal income tax liability at such US Holder's option subject to applicable limitations. US Holders should consult their tax advisors as to the method of claiming such foreign tax credit or deduction.

        For dividends paid before April 6, 1999, a US Holder who is an individual or a corporate portfolio holder who receives the L80 dividend in the above example for US federal income tax purposes would be considered to receive a dividend of L100 (L80 dividend plus L20 tax credit) and would include the amount in income. Such US Holder also would be considered to have paid L15 of UK tax that, subject to the applicable limitations, would be creditable against such US Holder's US federal income tax liability.

        For dividends paid on or after April 6, 1999 (assuming that the current proposals are enacted and no further changes in law occur) a US Holder who is an individual or a corporate portfolio holder who receives the L80 dividend in the above example for US federal income tax purposes should be considered to receive a dividend of L88.89 (L80 dividend plus the L8.89 tax credit) and would include that amount in income. Such US Holder also should be considered to have paid L8.89 of UK tax that, subject to the applicable limitations, would be creditable against such US Holder's US federal income tax liability.

        As a result of recently enacted legislation, a US Holder will be denied a foreign tax credit with respect to income tax withheld from dividends received in respect of Ordinary Shares is such US Holder has not had the Ordinary Shares for a minimum period or to the effect such US Holder is under an obligation to make certain related payments with respect to substantially similar property.

        Energy will use reasonable efforts to effect an "H" Arrangement ("Arrangement") with respect to the payments of dividends to a US Holder of ADSs. An Arrangement applies where shares are held through an American depositary receipt system and the operator of such system makes arrangements for the Tax Treaty Payment to be paid by Energy rather than the UK Inland Revenue at the same time as the dividend is paid to a US Holder of New Ads if such US Holder completes the necessary declaration of the US residency and US tax status. This avoids the need for such a US Holder of ADSs, to the extent such US Holder is entitled to a Tax Treaty Payment to make a claim to the UK Inland Revenue for a refund of tax. The following categories of US Holders of ADSs will be excluded from the Arrangement: (i) any person, whether an individual or a corporation, who will control 10% or more of the Ordinary Shares or ADSs, (ii) certain bodies exempt from tax in the US on dividends paid by Energy, (iii) estates or trusts where any of the beneficiaries are not resident in the US,
(iv) an investment or holding company where 25% of the capital is owned directly or indirectly by persons who are neither residents of the US nor US nationals, or (v) a corporation which either alone or together with one or more associated companies, controls at least 10% of the voting power of Energy. US Holders of ADSs who are excluded from the Arrangement or who do not satisfy the requirements stated above must, in order to obtain a refund, file in the manner and at the time described in Revenue Procedure 80-18, 1980-1 C.B. 623 (as clarified and amplified by Revenue Procedure 90-61, 1990-2 C.B. 657), Revenue Procedure 81-58, 1981-2 C.B. 678 and Revenue Procedure 84-60, 1984-2 C.B. 504,
summarized below, a claim for refund identifying the dividends with respect to which the tax credit was paid.

        A US Holder who does not obtain a refund by completing the declaration referred to in the preceding paragraph generally is entitled to claim, in accordance with the refund procedures summarized below, a refund from the UK Inland Revenue with respect to any dividend paid, to the extent such US Holder is entitled to a Tax Treaty Payment with respect to such dividend.

        The first claim of a US Holder for a refund is made by sending the appropriate UK form in duplicate to the IRS-Philadelphia Service Center, Foreign Certification Requests PO Box 16347, Philadelphia, PA 94114-0447. Forms may be obtained by writing to the US Internal Revenue Service, Assistant Commissioner International 950 L'Enfant Plaza South, SW, Washington DC 20024, Attention:
Taxpayers Service Division, Room 2223. Because a refund claim is not considered made until the UK tax authorities receive the appropriate form from the US International Revenue Service, forms should be sent to the US Internal Revenue Service well before the end of the applicable limitation period. Any claim for refund of tax credit by a US Holder after the first claim by such US Holder has been processed should be filed directly with the UK Financial Intermediaries and Claims Office (International), FitzRoy House, PO Box 46, Nottingham NG2 1BD, England.

        Under current US Treasury regulations, dividends paid on Ordinary Shares or ADSs will not be subject to US backup withholding tax. However, if proposed Treasury regulations are adopted in their current form, on a prospective basis, dividends paid on Ordinary Shares or ADSs to a US or to a non-US holder in the US or through US or US-related persons may be subject to a 31% US backup withholding tax in certain circumstances. In addition, under current US Treasury regulations, the payment of proceeds of a sale, exchange or redemption of Ordinary Shares or ADSs to a US Holder or non-US holder in the US or through US or US-related persons may be subject to US information reporting requirements and/or backup withholding tax.

        US Holders can avoid the imposition of backup withholding tax by reporting their taxpayer identification number to their broker or paying agent on US Internal Revenue Service Form W-9. Non-US holders can avoid the imposition of backup withholding tax by providing a duly completed US Internal Revenue Service Form W-8 to their broker or paying agent. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's US federal income tax liability, provided that the required returns are filed with the US Internal Revenue Service on a timely basis.

GENERAL

        Whether holders of Ordinary Shares or ADSs who are resident in countries other than the US are entitled to refunds of tax credits in respect of dividends on such shares depends in general upon the provisions of such conventions or agreements, if any, as may exist between such countries and the UK.

UK TAXATION OF CAPITAL GAINS

        UK capital gains tax (or, for companies, corporation tax on chargeable gains) applies only to a UK Holder on the disposal of Ordinary Shares or ADSs, if held as a capital asset. On such disposal the capital gain or allowance loss is calculated by reference to the difference between the acquisition cost for UK tax purposes and the net proceeds realized. Capital gains in each tax year realized by UK Holders who are individuals are (subject to exemptions and reliefs) currently taxed at the highest marginal tax rate applicable to the individual's income. Chargeable gains of UK Holders who are companies are currently taxed at 33% to be changed to 31% retrospectively from April 1, 1997 under the provisions in the Finance Bill (subject to lower rates for small companies). UK Holders which are companies can offset ACT (up to a limit) against their corporation tax liability on all taxable profits, which include chargeable gains.

        A US Holder that is not resident or ordinarily resident for tax purposes in the UK will not be liable for UK tax on capital gains on the disposal of Ordinary Shares or ADSs unless the US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such Ordinary Shares or ADSs are or have been used by, held by, or acquired for use by or for the purpose of such trade, profession, vocation, branch or agency.

        A US Holder that is liable for both UK tax (ie, capital gains tax or corporation tax on chargeable gains) and US federal income tax on a gain on the disposal of Ordinary Shares or ADSs generally will be entitled to offset a credit for UK tax against its US federal income tax liability in respect of such gain.

UK INHERITANCE TAX (ON ESTATES AND GIFTS)

        The Estate and Gift Tax Convention provides that the UK tax to which the Convention applies is Capital Transfer Tax ("CTT") and that it will also apply to any identical or substantially similar taxes which are imposed subsequently. On January 1, 1985 CTT was replaced by a tax known as Inheritance Tax ("IHT"). It is understood that in practice the US tax authorities and the UK Inland Revenue apply the Convention on the basis that IHT has replaced CTT as the tax to which the Convention now applies, although the Convention has not been amended to that effect.

        On the basis of that practice, Ordinary Shares or ADSs held in the US by an individual who is domiciled for the purposes of the Estate and Gift Tax Convention in the US and is not for the purposes of the Convention a national of the UK, will not, be subject to IHT on the individual's death or on a transfer of the Ordinary Shares or ADSs during the individual's lifetime (although special rules apply in the case of Ordinary Shares or ADSs held in trust, or as part of the business property of a permanent establishment in the UK or related to the fixed base in the UK of a person providing independent personal services).

UK STAMP DUTY AND STAMP DUTY RESERVE TAX

        Stamp duty is (subject to exceptions for charities) currently payable at the rate of 1 1/2% on any instrument transferring Ordinary Shares to the Custodian of the Depositary, on the value of such Ordinary Shares. In accordance with the terms of the Deposit Agreement relating to the Ordinary Shares, any tax or duty payable by the Depositary or the Custodian of the Depositary on future deposits of Ordinary Shares will be charged by the Depositary to the party to whom ADSs are delivered against such deposits.

        No UK stamp duty will be payable on transfer of an ADS, provided that the ADS (and any separate instrument of transfer) is executed and retained at all times outside the UK. A transfer of an ADS in the US thus will not give rise to UK stamp duty provided the instrument of transfer is not brought into the UK. A transfer of ADSs in the UK may attract stamp duty at a rate of 1/2% of the consideration. Any transfer (which will include a transfer from the Depositary to an ADS holder) of the Ordinary Shares, including ordinary Shares underlying ADSs, may result in a stamp duty liability at the rate of 1/2% of the consideration. There is no charge to ad valorem stamp duty on gifts. On a transfer of Ordinary Shares from a nominee to the beneficial owner (the nominee having at all times held the Ordinary Shares on behalf of the transferee) under which no beneficial interest passes and which is neither a sale, nor arises under or following a contract of sale, nor is in contemplation of sale, a fixed 50p stamp duty will be payable. The amount of ad valorem stamp duty payable is generally calculated at the applicable rate on the purchase price of the Ordinary Shares.

        Stamp duty reserve tax generally at a rate of 1/2% on the consideration, is currently payable on any agreement to transfer Ordinary Shares or any interest therein unless: (i) an instrument transferring the Ordinary Shares is executed; (ii) stamp duty, generally at a rate of 1/2% is paid; and
(iii) the instrument is stamped on or before the last day of the month following the month in which the agreement is made, or, where the agreement is conditional, the last day of the month following the month in which it becomes unconditional. The duty will, however, be refundable if within six years the agreement is completed by an instrument which has been duly stamped, generally at the rate of 1/2%. Stamp duty reserve tax will not be payable on any agreement to transfer ADSs.

ITEM 8. SELECTED FINANCIAL DATA

        The selected financial data set forth below as of and for each of the three or five (as applicable) years ended September 30, 1996, and as of and for, the six months ended March 31, 1997, are derived, in part, from the Financial Statements of the Group included elsewhere in this Transition Report, which have been audited by Ernst & Young, chartered accountants, the Group's independent auditors. The selected financial data are qualified in their entirety by reference to, and should be read in conjunction with, the financial statements, related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Transition Report.

        The Group's Financial Statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. Reconciliations to US GAAP are set forth in Note 30 of Notes to Financial Statements.

PROFIT AND LOSS ACCOUNT DATA

                                                                                     SIX MONTHS ENDED
                                                YEAR ENDED SEPTEMBER 30,                 MARCH 31,
                                        ----------------------------------------   ---------------------
                                        1992     1993    1994    1995    1996(1)       1996        1997
                                                                                    (UNAUDITED
                                                                                   PRO FORMA)(8)
                                           (L MILLION, EXCEPT PER ORDINARY SHARE AND PER ADS AMOUNTS)
AMOUNTS IN ACCORDANCE WITH UK GAAP
Turnover (sales)(2)                     1,088    1,087   1,247   1,446    3,635        1,826       2,519
Operating profit before exceptional
  items                                   137       44      99     135      446          243         317
Operating profit after exceptional
  items(3)                                137     (552)     99     135      490          287         297
Profit on disposal of First Hydro          --       --      --      --       25           --          --
Profit/(loss)(4)                           88     (600)     68      68      357          190         179
Earnings/(loss) per Ordinary Share(5)    16.9p  (115.2)p  13.1p   13.1p   68.5p         36.5p       34.5p
Adjusted earnings/(loss) per Ordinary
  Share(6)                               16.9p  (115.2)p  13.1p   13.1p   60.8p         28.8p       38.2p
AMOUNTS IN ACCORDANCE WITH US GAAP(7)
Sales                                                    1,247   1,446    3,635                    2,519
Operating profit/(loss)                                     96     161     (142)                     299
Net income/(loss)                                           48      90     (108)                     177
Net income/(loss) per Ordinary Share                       9.2p   17.3p   (20.7)p                   34.1p
Net income/(loss) per ADS(9)                              36.8p   69.2p   (82.8)p                  136.4p

(1) The results of operations of Eastern, which was acquired by Hanson in September 1995, are included above for periods beginning on or after October 1, 1995.
(2) Turnover for the year ended September 30, 1996 is stated net of a special discount to electricity customers of L132 million relating to the flotation of National Grid Group plc.
(3) Operating exceptional items in the year ended September 30, 1996 arise from the flotation of National Grid Group plc. See Note 7 of Notes to the Financial Statements.
(4) Results for the year ended September 30, 1993 reflect a charge for impairment of coal assets of L578 million under the Group's accounting policy for the impairment of long-lived assets which, under UK GAAP, is reflected in the year such impairment is considered to have been incurred.
(5) Per Ordinary Share data for each of the five years in the period ended September 30, 1996 are based on 520.9 million Ordinary Shares (including Ordinary Shares represented by ADSs), being the number of Ordinary Shares (including Ordinary Shares represented by ADSs) issued in respect of the Demerger, and for the six months ended March 31, 1997 are based on 518.6 million Ordinary Shares (including Ordinary Shares represented by ADSs), being the weighted average number of Ordinary Shares (including Ordinary Shares represented by ADSs) in the period, excluding Ordinary Shares held by The Energy Group Employee Benefit Trust (which has waived its right to dividends on such Ordinary Shares) at the end of the period.
(6) Adjusted earnings per Ordinary Share data are based on the same number of Ordinary Shares (including Ordinary Shares represented by ADSs) and the profit for the year after excluding the items relating to the flotation of the National Grid Group plc, the disposal of the Group's interest in First Hydro, other exceptional items and the related taxation.
(7) The principal differences between UK GAAP and US GAAP which affect the Group are described in Note 30 of Notes to the Financial Statements.
(8) The pro forma operating results for the six months ended March 31, 1996 have been prepared on the same basis as that used by the Group for prior periods adjusted to reflect net interest payable and taxation as if the Demerger had occurred at the beginning of the period. The pro forma adjustment to net interest payable reflects an additional pro forma interest charge calculated at 6.2% of the L381 million of additional net debt allocated to the Group on the Demerger based on assumptions contained in the section captioned "Unaudited Pro Forma Combined Financial Information" in the Information Statement, dated January 27, 1997, issued by Energy in connection with the Demerger (the "Information Statement"). The pro forma adjustment to taxation reflects the impact of the pro forma adjusted interest charge resulting from the assumed change in capital structure of the Group following the Demerger calculated at the same effective tax rate before exceptional items as that assumed in the pro forma tax charge for the twelve months ended September 30, 1995 and contained in the section captioned "Unaudited Pro Forma Combined Financial Information" in the Information Statement.
(9)     One ADS is equivalent to four Ordinary Shares.

BALANCE SHEET DATA

                                                     AS OF SEPTEMBER 30,                  AS OF
                                         -------------------------------------------    MARCH 31,
                                         -------------------------------------------    ---------
                                         1992     1993     1994     1995(1)    1996
                                                             (L MILLION)                  1997
AMOUNTS IN ACCORDANCE WITH UK GAAP

Total assets                             2,394    2,671    3,019     5,642     5,728      6,745
Creditors due after more than one
  year                                     212      292      224       911       945      1,655
Invested capital/shareholders' equity      896      899      972     2,108     2,185      1,845

AMOUNTS IN ACCORDANCE WITH US GAAP(2)

Total assets                                               3,584     7,689     6,944      7,935
Invested capital/shareholders' equity                      1,224     3,716     3,056      2,713

---------------

(1) The net assets of Eastern, which was acquired by Hanson in September 1995, are included above for all dates on or after September 30, 1995.
(2) The principal difference between UK GAAP and US GAAP which affect the Group are described in Note 30 of Notes to the Financial Statements.

DIVIDENDS

        A dividend of 5.5 pence per share for the period January 1, 1997 to March 31, 1997 was paid on July 4, 1997, to those holders of Ordinary Shares on the register of members at the close of business (London time) on June 27, 1997.

        For ADS holders, the dividend was converted to US dollars on the UK dividend payment date using the prevailing exchange rate on that day
(L1.00 = $1.6819). Payment of the July 4, 1997 dividend to ADS holders was made by the Depositary on July 11, 1997 to holders of record on June 27, 1997.

EXCHANGE RATES

        The following table sets out, for the periods and dates indicated, certain information regarding the Noon Buying Rates for pounds sterling in US dollars per L1 (to the nearest cent):

     YEAR ENDED       PERIOD END   AVERAGE(1)   HIGH   LOW
SEPTEMBER 30,
1992                     1.78         1.82      2.00   1.70
1993                     1.50         1.51      1.73   1.42
1994                     1.58         1.51      1.58   1.46
1995                     1.58         1.59      1.64   1.53
1996                     1.57         1.54      1.57   1.49
SIX MONTHS ENDED
MARCH 31, 1997           1.64         1.65      1.71   1.56
YEAR ENDING MARCH
31, 1998 (THROUGH
SEPTEMBER 22)(2)         1.60         1.63      1.69   1.58

---------------

(1) The average of the exchange rates on the last day of each month during the period.
(2) On September 22, 1997, the Noon Buying Rate for pounds sterling was $1.6025 per L1.00.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

        The Financial Statements of the Group for the three years ended September 30, 1994, 1995 and 1996 have been prepared on the basis of a fiscal year ending September 30 consistent with Hanson's fiscal year-end. The Group adopted a March 31 fiscal year-end commencing with the six months ended March 31, 1997, to conform to the business year most commonly adopted in the UK electricity industry.

        The following discussion is based on the Financial Statements and other financial information included in this Transition Report. The Financial Statements for the six months ended March 31, 1997 and for each of the years in the three year period ended September 30, 1996 have been audited by Ernst & Young, chartered accountants, independent auditors. The pro forma selected financial information for the six months ended March 31, 1996 is derived from unaudited combined financial statements of the Group and has been prepared on the same basis as that used by the Group for prior periods adjusted to reflect net interest payable and taxation as if the Demerger had occurred at the beginning of the period. The selected financial information of the Group for the years ended September 30, 1992 and 1993 is unaudited, but has been derived from the audited financial returns submitted to Hanson for consolidation purposes and, in the opinion of management, has been prepared on a basis consistent with that for subsequent years. See "Selected Financial Data" in Item 8 of this Transition Report.

        The Financial Statements are prepared in accordance with UK GAAP, which differ in certain respects from US GAAP. See Note 30 of Notes to the Financial Statements for a description of the significant differences and a reconciliation to US GAAP of net income, and invested capital/shareholders' equity for the six month period ended March 31, 1997 and the three years in the period ended September 30, 1996. The discussion below should be read in conjunction with the Financial Statements of the Group and Notes thereto appearing elsewhere in this Transition Report.

        The comparability of the Group's results of operations for the periods discussed below have been significantly affected by the Demerger and acquisition of Eastern.

THE DEMERGER

        Prior to the Demerger, Rollalong (then a wholly-owned subsidiary of Hanson) acquired, directly or indirectly, 100% of the share capital of each of Eastern, Consolidated Gold Fields (which indirectly owned Lee Ranch (a single surface mine)) and Peabody Australia.

        The Demerger was effected on February 24, 1997, when Hanson transferred Rollalong to Energy in consideration for Energy issuing Ordinary Shares representing all of its then outstanding share capital (other than the subscriber shares) to holders of Hanson Shares (including Hanson Shares represented by Hanson ADSs) on a pro rata basis of one Ordinary Share for every ten Hanson Shares and one ADS for every eight Hanson ADSs. On March 7, 1997, PUSH, a wholly owned indirect subsidiary of Hanson, transferred to Peabody Investments (which was and continues to be approximately a 99.4% subsidiary of Energy, with subsidiaries of Hanson owning the other 0.6% interest), the entire issued share capital of Peabody, in consideration for $1,637.5 million. The net effect of the transactions involved in the Demerger was to transfer the energy business previously conducted by Hanson to the Group and to attribute to the Group a total of L1,440 million of net indebtedness as of September 30, 1996 on a pro forma basis.

        The Financial Statements for each year in the three year period ended September 30, 1996 reflect the capital structure in place prior to the Demerger, which historically was considered appropriate to Hanson, and the capital position, finance charges and tax liabilities included in such data do not reflect the capital position, finance charges and tax liabilities which the Group might have had in respect of any of the periods covered if it had been an independently financed and managed company during such periods, or which it may have in respect of any future period.

ACQUISITION OF EASTERN

        Although Hanson acquired Eastern on September 18, 1995, its results of operations and cash flows have been included in the Financial Statements included herein based on an effective acquisition date of September 30, 1995. Accordingly, the Group's results of operations and cash flows reflect Eastern from October 1, 1995 and do not include Eastern for prior years while the balance sheet of Eastern was included in the Group's balance sheet at

September 30, 1995 and the years thereafter. The results and cash flows of Eastern for the period from September 19, 1995 to September 30, 1995 were not material.

GENERAL BUSINESS TRENDS

          Coal

        In recent years the coal operations of the Group have generally experienced declines in the market price of coal, reductions in the average term of coal supply contracts and reductions in revenues due to the effects of price reopener provisions, which provide for price increases or decreases to reflect current market conditions more closely, and expiring coal supply agreements. These adverse trends have, however, been largely offset by cost reductions and improved operating efficiencies in the Group's coal operations. The Directors estimate that price reopener provisions and expiring coal supply contracts have reduced revenues in excess of $246 million (L150 million) over the six years since 1990. The Directors believe that the impact on revenues as a result of contract renegotiations should be less in the coming years than it has been over the past six years, owing to a decline in the volume of coal represented by contracts which are due to expire over that period.

          Power

        Until October 1996, the Group's power operations were only in Great Britain, where the increase in demand for electricity in recent years has been modest. However, the Group has managed to increase the profit attributable to its power operations significantly over the three years to March 31, 1997 by adding related assets, such as the addition of three power stations leased from National Power in June 1996 and two power stations leased from PowerGen in July 1996, the two largest generations in the United Kingdom (which increased the Group's generation capacity by almost 6,000MW), the successful expansion of electricity and gas sales in markets opened to competition, and the development of energy trading activities. In addition, the franchise market for electricity sales is currently scheduled to be fully deregulated over a six month period commencing from April 1, 1998. Deregulation of the franchise market will allow Eastern Electricity and other licensed electricity suppliers to compete for current franchise customers outside their authorized areas. Although Eastern intends to compete for customers nationally following the introduction of competition in the franchise market, there can be no assurance that it will be successful in doing so nor that such competition will not adversely affect Eastern's operating margins on electricity sales.

          Networks

        The Group's networks operations have been a predictable source of operating profits and cashflow and, historically, the growth in units of electricity distributed has generally matched increases in the gross domestic product for Great Britain. The networks business is highly regulated and in 1994 and 1995 was the subject of two distribution price reviews by OFFER. The Directors estimate that the effect of those price reviews will be to reduce prospective revenues over the five years to March 31, 2000 by some L500 million compared with expected revenues under the previous distribution price control. A further distribution price control review is scheduled for 2000. Accordingly, future increases in profit by the networks operations of the Group will depend upon unit growth and productivity improvements, which there can be no assurance the Group will achieve. In addition, any future price reviews by OFFER could have a material adverse effect on the Group.

OPERATING RESULTS

[CAPTION]

                                                                                     SIX MONTHS
                                                                   YEAR ENDED          ENDED
                                                                 SEPTEMBER 30,       MARCH 31,
                                                              --------------------   ----------
                                                              1994   1995    1996       1997
                                                              --------------------
Sales (units sold)
  Coal (GWh)                                                  102    151       163         81
  Electricity (millions of units)                              --     --    32,067     13,651
  Gas (millions of therms)                                     --     --     1,520      1,378
Capital expenditure (L millions)                              133    140       374        668

        The following table sets out the turnover and operating profit for the Group's current coal, power and networks operations for the six months ended March 31, 1996 and 1997 and the three years ended September 30,

1994, 1995 and 1996 and the results of Eastern's power and networks operations for the two years ended September 30, 1994 and 1995.

                                             EASTERN                             GROUP
                                          -------------   ---------------------------------------------------
                                           YEAR ENDED              YEAR ENDED              SIX MONTHS ENDED
                                          SEPTEMBER 30,           SEPTEMBER 30,                MARCH 31,
                                          -------------   -----------------------------   -------------------
                                          1994    1995    1994        1995        1996       1996       1997
                                           LM      LM      LM          LM          LM         LM         LM
                                                                  (IN MILLIONS)           (UNAUDITED)
Coal
  Turnover (sales revenue)                                1,217       1,415       1,461        656        647
  Operating profit                                          102         160         154         66         66
Power
  Turnover (sales revenue)                1,779   2,091       -           -       2,178      1,092      1,801
  Operating profit (before exceptional
    items)                                   28      51       -           -          83         44        129
Networks
  Turnover (sales revenue)                  514     501       -           -         482        278        274
  Operating profit (before exceptional
    items)                                  209     198       -           -         211        133        122
Operating exceptional items (net)           (29)    (81)      -           -          44         44        (20)
Intra-group turnover                       (431)   (398)      -           -        (378)      (209)      (212)

RESULTS OF OPERATIONS

SIX MONTHS ENDED MARCH 31, 1997 COMPARED WITH UNAUDITED PRO FORMA SIX MONTHS ENDED MARCH 31, 1996

        For the six months ended March 31, 1997, the Group had turnover of L2.5 billion and operating profit (before exceptional items) of L317.0 million compared to turnover of L1.8 billion and operating profit (before exceptional items) of L243.0 million for the six months ended March 31, 1996. The 38.9% increase in turnover and 30.4% increase in operating profit were primarily attributable to the addition of three power stations leased from National Power in June 1996 and two power stations leased from PowerGen in July 1996.

        After a detailed consideration of the nature of the Group's 33% interest in the Black Beauty Coal Company joint venture with the Pittsburgh and Midway Cola Mining Company and Black Beauty Resources, Inc., as of and for the six months ended March 31, 1997, the Group began to account for the results and period-end position of that operation on an equity basis rather than on the basis of proportional consolidation which had historically been applied. The Group believes this change in treatment better reflects the nature of its interest in the operation, its revenues and its assets. The principal effect of the change has been to reduce overall net debt by L62 million. Further details are contained in Note 13 of Notes to the Financial Statements included herein. No change in accounting treatment has been applied to any of the Group's other joint venture operations which are accounted for on a proportional consolidation basis.

COAL

        Coal turnover of L647 million for the six months ended March 31, 1997 decreased 1.4% from L656 million for the six months ended March 31, 1996, principally as a result of adverse currency movements. Excluding the impact of currency movements, turnover rose 4%. The positive impact of a 6% growth in sales volume to 81.4 million tons for the six months ended March 31, 1997 was partly offset by a decline in spot market coal prices in the Powder River Basin operations. The mines operated by Peabody Australia had coal sales of 5.0 million tons for the six months ended March 31, 1997, an increase of 19% from the previous period, resulting from favorable customer demand. Low sulfur coal sales represented 82% of total coal sales in the six month period ended March 31, 1997 and sales under long term contracts represented 88% of total sales volume in that period.

        Operating profit of L66 million from coal mining operations for the six months ended March 31, 1997 was the same as for the six months ended March 31, 1996. However, on a US dollar basis, operating profit increased approximately 5% to $108 million for the six months ended March 31, 1997, primarily as a result of continued increases in productivity and cost improvements.

        Peabody's cost reduction measures and productivity (i.e., tons per man shift) enhancements continued to have a positive impact on operating profit which was partly offset by a decline in coal prices. The success of the cost reduction initiatives improved productivity 13%, with Peabody's US operating companies averaging 92 tons per employee per manshift for the six-month period which represents a company record. Peabody Australia's productivity also showed significant improvement increasing more than 17% from the equivalent period in the previous year.

POWER

        Turnover of L1.8 billion from the Group's power operations for the six months ended March 31, 1997 increased approximately 65% from L1.1 billion for the six months ended March 31, 1996. The increase was primarily attributable to the additional output provided by the three power stations leased from National Power in June 1996 and two power stations leased from PowerGen in July 1996, which increased Eastern's generating capacity from 495MW at March 31, 1996 to 6,784MW at March 31, 1997. During the six months ended March 31, 1997, sales from the Group's retail gas business increased approximately 143.7% from L59.0 million for the six months ended March 31, 1996 to L143.8 million for the six months ended March 31, 1997.

        Operating profit of L129 million for the six months ended March 31, 1997, increased approximately 193% from L44 million for the six months ended March 31, 1996 primarily as a result of the addition of the power stations.

NETWORKS

        Networks turnover of L247 million for the six months ended March 31, 1997 decreased approximately 1% from L278 million for the six months ended March 31, 1996. As a result of the last regulatory price review in 1995 (effective April 1, 1996), regulated income decreased L20 million during the six months ended March 31, 1997, which was partially offset by a L15 million growth in unregulated income.

        Operating profit of L122 million for the Group's networks operations for the six months ended March 31, 1997 decreased approximately 8% from L133.1 million for the six months ended March 31, 1996. The decrease was primarily attributable to the effect of the regulatory price review in April 1996, which lowered revenues without a corresponding decrease in fixed operating costs.

EXCEPTIONAL ITEMS

        On February 24, 1997, the Group announced the re-opening of Eastern's voluntary severance scheme in its networks business. The estimated cost of L20 million was provided for at March 31, 1997 and separately identified because of its size.

YEAR ENDED SEPTEMBER 30, 1996 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1995

        For the year ended September 30, 1996, the Group had turnover (before special discount to electricity customers of L132 million relating to the flotation of national Grid) of L3.8 billion and operating profit (before exceptional items) of L446 million. the 161% increase in turnover (before special discount) and 230% increase in operating profit (before exceptional items) reflect the acquisition of Eastern, the result of which is included in the Group's Financial Statements from October 1, 1995.

COAL

        Coal sales volume of 163 million tons in the year ended September 30, 1996 increased 8% from 151 million tons in the year ended September 30, 1995. The Directors estimate that Peabody's market share in the United States rose from 14% in the year ended September 30, 1995 to 15% in the year ended September 30, 1996. The higher volume was attributable to expansion in Peabody's Powder River Basin operations, including a full year's contribution from the Caballo and Rawhide mines acquired in November 1994. Peabody Australia had coal sales volume of 9.7 million tons in the year ended September 30, 1996. Peabody's overall production reflected the impact of its continued investment aimed at improving productivity, in particular at Powder River. Low sulfur coal sales represented 82% of total sales volume in the year ended September 30, 1996, up from 80% in 1995. Sales under long-term contracts represented 88% of sales volume in 1996.

        Turnover was L1.5 billion in the year ended September 30, 1996, an increase of 7.1% from L1.4 billion in the year ended September 30, 1995. The positive impact of higher sales volumes in 1996 was offset by lower pricing of certain high sulfur coal contracts. Turnover was also adversely affected by reduced demand at Peabody Western, as customers purchase lower price hydro-electric generation that was available due to unusually high rain and show-fall in the western US.

        Operating profit of L154 million from coal mining operations for the year ended September 30, 1996 decreased 4% from L160 million for the year ended September 30, 1995. The 1996 results were affected by lower customer demand at Peabody Western, the re-pricing of certain high sulfur coal contracts (which the Directors estimate accounted for a decrease in profit of L15 million to L20 million), operational difficulties at two Peabody East mines during the first nine months of the year and a decline in spot prices for coal from the Powder River Basin.

        Offsetting the above conditions was a reduction in costs due to measures implemented during 1996 as part of continuing efforts to reduce production costs. These included employee reductions, improvements in working practices permitted under new union contracts and the effects of investment in more efficient equipment. The success of Peabody's cost reduction initiatives was evidenced by an improvement in productivity, as tons per man shift improved 17% in absolute terms over 1995 and 3% on a weighted average mine by mine basis taking into account the shift in sources of production. Firming prices in the higher sulfur spot markets in the last six months of the year also benefited profits slightly and the re-negotiation of a coal supply agreement resulted in a one-off receipt of L14 million.

        Operating profit in 1996 also includes the benefit of a provision reduction of L15 million, part of a L42 million reduction in Peabody's provision relating to a UMWA Combined Fund established under the Health Benefit Act, which is being released over three years commencing in 1996. This provision reduction resulted from Peabody's successful appeal of US government beneficiary assignments and its active participation in the administrative process with respect to this fund.

        Peabody Australia's operating profits of L28 million for the year ended September 30 1996 increased its contribution from L25 million for the year ended September 30 1995.

POWER

        Turnover of L2.2 billion from the Group's power operations for the year ended September 30, 1996 increased 4% from L2.1 billion for the year ended September 30, 1995. The increase arose mainly from growth in gas sales and also from sales related to the addition of three power stations leased from National Power in June 1996 and two power stations leased from PowerGen in July 1996, which increased Eastern's generating capacity from 495MW to 6,378MW. There was also an increase in turnover in the franchise market arising from additional unit volumes and a tariff increase, which took effect in 1996, although this was partially offset by a small decrease in turnover from electricity sales resulting from lower sales prices in the competitive market. Gas sales exceeded L250 million for the year ended September 30, 1996, an increase of 63% from the year ended September 30, 1995, as market share continued to grow in the competitive element of the gas market.

        This was achieved by Eastern's increased marketing efforts targeted at large and medium-sized commercial customers. Growth in Eastern's gas sales was also assisted by Eastern's taking advantage of falling spot market prices for gas to lock in sales to customers on favorable terms.

        Operating profit of L83 million for the year ended September 30, 1996 increased by 63% from L51 million for the year ended September 30, 1995. This increase reflects the first time (but part year) contribution from the coal-fired power stations for the period from July 1996 to September 1996.

NETWORKS

        Networks turnover of L482 million for the year ended September 30, 1996 declined by approximately 4% from L501 million for the year ended September 30, 1995. This decline was mainly due to two changes in the distribution price control formula imposed by the Director General of Electricity Supply ("DGES"), which were effective from April 1, 1995 and April 1, 1996. The effect of these changes was partially offset by an above average increase in the volume of units distributed. This increase in volume arose principally from considerably colder weather than normal at the end of 1995 and early 1996.

        Despite the effects of the revisions to the distribution price control formula, operating profits (before exceptional items) of L211 million for the year ended September 30, 1996 increased by 6.6% from L198 million for the year ended September 30, 1995, due to significant reductions in operating costs in the distribution business through reductions in manpower.

EXCEPTIONAL ITEMS

        The principal operating exceptional items in the year ended September 30, 1996 related to the flotation of National Grid and comprised a discount to electricity customers of L132 million offset by dividends received of L176 million. A further exceptional amount of L25 million represents profit associated with the disposal of the Group's interest in First Hydro.

YEAR ENDED SEPTEMBER 30, 1995 COMPARED WITH YEAR ENDED SEPTEMBER 30, 1994

        For the year ended September 30, 1995, the Group had turnover of L1.4 billion and operating profit of L135 million, increases of 16% and 36%, respectively, over the previous year. As described below, these increases resulted primarily from Peabody's recovery from the 1993 coal strike which affected the first quarter of the year ended September 30, 1994.

COAL

        The major factor contributing to the improved results of Peabody's coal operation in 1995 was its recovery from the impact of the previous year's coal strike, which the Directors estimate reduced operating profit by between L70 million and L80 million in the year ended September 30, 1994. Another contributing factor was the first time contribution from strategic acquisitions made by Peabody in low sulfur coal mining operations in the Powder River Basin.

        Coal sales by volume of 151 million tons in the year ended September 30, 1995 increased 48% from 102 million tons in the year ended September 30, 1994. The Directors estimate that Peabody's market share rose to 14% in the US in 1995. The acquisition of Rawhide and Caballo mines in Wyoming's Powder River Basin in the early part of the year ended September 30, 1995 added 30 million tons to the sales volume while increasing overall coal reserves by more than one billion tons. Sales of low sulfur coal increased from 75% of total sales in the year ended September 30, 1994 to 80% in the year ended September 30, 1995 and approximately 87% of sales volume for 1995 was attributable to long-term contracts.

        Turnover of L1.4 billion in the year ended September 30, 1995 increased 17% from L1.2 billion in the year ended September 30, 1994. Mid weather and abundant hydro-electric generation in the western US depressed coal prices by 10 to 15% in the calendar year 1995, and the negative impact of the expiration and re-negotiation of long-term contracts resulted in an average 5% decline in Peabody's US sales revenues per ton, although this decline was offset by the increase in sales volumes.

        Operating profit of L160 million from coal mining operations in the year ended September 30, 1995 increased 57% from L102 million in the year ended September 30,1994, due principally to increased turnover following the end of the miner's strike. Major investment in more efficient earth moving equipment in the US and an increase in the proportion of Peabody's US coal production represented by Powder River coal (from 36% in the year ended September 30, 1994 to 52% in the year ended September 30, 1995) helped increased overall productivity at Peabody's facilities by 26% during the year ended September 30, 1996. Productivity per man shift improved at all US operations other than in West Virginia, which experienced operating and geological difficulties at several of its mining facilities. Peabody Australia's operations contributed an operating profit of L25 million in the year ended September 30, 1995 compared with L27 million in the previous year.

        Operating difficulties as Peabody East's Tygart River, Colony Bay, Harris and Camp 11 mines had an adverse impact on 1995 operating profit, as profits at these locations were approximately L30 million lower than anticipated levels. Profits were also adversely affected by the lower steam coal prices in the western US and the expiration on re-pricing of long-term contracts.

        Peabody Australia acquired an additional 10% interest in the Bengalla Mine Development in New South Wales during the year, bringing its interest in the venture to 35%. Bengalla is expected to commence production in 1999.

POWER

        Turnover of L2.1 billion from the Group's power operations in the year ended September 30, 1995 an increase of 17.5% from L1.8 billion in the year ended September 30, 1994 arose principally from an increase of approximately 10% in net additional sales volume from the year ended September 30, 1994 the enlarged national competitive market which opened up (for customers with annual maximum demands of 100kW or more) on April 1, 1994. Gas sales of L158 million in the year ended September 30, 1995 increased 229% from L48 million from the year ended September 30, 1994 as market shares increased due to focused marketing efforts towards new customers, including trade associations and multiple retail outlets. The full consolidation of the Peterborough power station, following the acquisition of the remaining 50% share from Hawker Siddeley in September 1994, also contributed L75 million to the increase in turnover.

        Operating profit of L51 million for the year ended September 30, 1995, increased by 82% from L28 million for the year ended September 30, 1994. This reflected the effects of the review by the DGES of the supply price control (covering the reduced franchise market) and successful entry into the competitive electricity sales market, both with effect from April 1, 1994, and the contribution from the additional 50% interest in Peterborough power station acquired in September 1994.

NETWORKS

        Turnover of L501 million from the Group's networks operations for the year ended September 30, 1995 decreased by 3% from L514 million in the year ended September 30, 1994. This decrease principally reflected the effect of the first review of distribution charges applicable from April 1, 1995, which reduced turnover in the distribution business by approximately 2% compared with the previous year. The remaining L3 million decline in turnover resulted from a lower volume of charges for new connections and ancillary networks.

        Operating profit of L198 million for the year ended September 30, 1995 decreased by L11 million from L209 million for the year ended September 30, 1994. The principal reason for this decrease was the reduction in the distribution charges from April 1, 1995.

LIQUIDITY AND CAPITAL RESOURCES

        Prior to the Demerger, the Group financed its operations and capital and other expenditures from a combination of cash generated from operations, external borrowings and loans and invested capital provided by Hanson or its US affiliates. Since the Demerger, the Group has had to meet all of its cash requirements through internally generated funds and external borrowings. The Group's ability to generate cash from operations depends upon numerous business factors, some of which are outside the control of the Group, including changes in economic and climatic conditions and taxation regimes in force in each country of operation.

        Net cash generated by operating activities was L346 million for the six months ended March 31, 1997. Net cash generated by operating activities was L12 million for the year ended September 30, 1996 compared with L402 million for the year ended September 30, 1995. The decrease in 1996 resulted principally from payments made under the agreements to lease power stations from National Power amounting to L342 million, an increase in working capital requirements (due mainly to the purchase of fuel stocks for the coal-fired power stations) and an increase of L72 million of UK advance corporation tax ("ACT") recoverable. Net cash provided by operating activities for the year ended September 30, 1995 was higher by L259 million than the previous year, largely because of improvements in working capital as well as an operating profit increase of L36 million.

        Net cash used by investing activities was L176 million for the six months ended March 31, 1997. Net cash used by investing activities was L2,605 million for the year ended September 30, 1996 compared with net cash used of L73 million for the year ended September 30, 1995. The increase principally relates to the payment for the acquisition of Eastern of L2,495 million. In addition, there were further outflows in 1996 in respect of capital investments made in plant and equipment in the previous year and in the distribution system of the networks business and capital installments of L93 million paid in respect of the new 340MW gas-fired power station at King's Lynn. Net cash used in investing activities was L73 million in the year ended September 30, 1995, compared with L57 million for the year ended September 30, 1994. The principal reason for this increase in net cash used in investing activities related to the acquisition by Peabody of the Caballo and Rawhide coal mines in the United States, which was partly offset by cash deposits of L264 million acquired with Eastern.

        The Group made capital expenditures of L133 million in the six months ended March 31, 1997 and L133 million, L140 million and L374 million in the years ended September 30, 1994, 1995 and 1996, respectively. In addition, Eastern made capital expenditures of L113 million in the year ended September 30, 1994 and L212 million in the year ended September 30, 1995. As of March 31, 1997, the Group had capital commitments totalling L146 million, including commitments relating to the completion of the King's Lynn power station. The Group anticipates funding these capital expenditures with its internally generated cash and borrowings under its available bank facilities.

        Net cash from financing activities was L938 million for the six months ended March 31, 1997. Net cash from financing activities was L2,418 million in the year ended September 30, 1996 compared with L77 million used for the year ended September 1995, principally representing the contribution to invested capital by Hanson for the acquisition of Eastern. Net cash used in financing activities of L34 million in 1994 principally relates to repayment of invested capital to Hanson.

        Profit of L150 million was retained and added to shareholders' funds for the six months ended March 31, 1997, after allowing for the L29 million cost of the dividend. Overall shareholders' funds have decreased L340 million since October 1, 1996, with retained earnings being more than offset by the additional net debt of L423 million attributed to the Group pursuant to the Demerger, together with adverse currency differences on foreign net investments of L52 million.

FINANCING ARRANGEMENTS

        Prior to the Demerger, the Group entered into a credit facility (the "Credit Facility") with various participating banks for the provision of credit facilities to the Group and its subsidiaries. As of March 31, 1997, L500 million of borrowings were outstanding under the Credit Facility.

        The Credit Facility consists of a five-year syndicated multi-currency unsecured revolving credit facility in an amount up to L1 billion including a US dollar swingline facility (with an acceptance credit option) of the US dollar equivalent of L300 million. The proceeds of the Credit Facility may be used to provide working capital to the Group for general corporate purposes of the Group, including the repayment of debt to Hanson or Hanson subsidiaries.

        The interest rates under the revolving credit facility are based upon either the London Interbank Offered Rate plus Mandatory Liquid Asset Costs in the case of sterling advances, or the Eligible Bill Discount Rate, plus 0.1875% per annum, in the case of sterling banker's acceptances. The interest rate under the swingline facility is the higher of (a) the aggregate of the US Federal Funds Rate and 0.5% per annum and (b) the prime commercial lending rate from time to time publicly announced by the agent bank.

        The Credit Facility requires the Group to satisfy certain financial performance criteria. In particular, "operating profit" (as defined) must be a minimum of 2.25 times the level of net interest expense for each semi-annual period. The Credit Facility also contains covenants and provisions that restrict, among other things, the ability of the Group and its material subsidiaries to: (i) create any security interest on any of its property or assets, or (ii) dispose of all or substantially all of the assets of Peabody or Eastern other than to another member of the Group.

        In addition to the Credit Facility described above, the Group has available uncommitted bank facilities of approximately L467 million. As of March 31, 1997, L63 million of borrowings were outstanding under these facilities.

        As of March 31, 1997, Eastern Electricity had issued long-term, fixed rate bonds in the aggregate outstanding principal amount of L727 million and on April 14, 1997, a further bond issue of L200 million was made at a fixed rate of 8.75% per annum. The Group may from time to time issue additional bonds.

        During the six months ended March 31, 1997, certain subsidiaries of Energy entered into an agreement with commercial banks under which certain future intra-group rental payments receivable from the leased power station facilities at Drakelow C, High Marnham, Ironbridge, Rugeley B and West Burton for a five year period were assigned in return for a capital sum of L1,097 million. Such capital sum was drawn down on October 28, 1996 and L408 million was used to cash collateralize existing future obligations to certain banks in respect of the funding of the operating leases of power stations leased from National Power. The remaining funds are held within the Group. The payment of the assigned rentals or, in certain circumstances, their capital value on resale by the banks, is subject to guarantees and indemnities provided by Energy subsidiaries.

        As of March 31, 1997, the Group's gearing was 71%, defined as net debt divided by net equity. This compares with pro forma gearing as of September 30, 1996 of 80%. The decrease principally reflects the positive cash generation from the operating businesses and profits retained within the Group.

CERTAIN ENVIRONMENTAL MATTERS

        As discussed under "Regulatory Matters" in Item 1 of this Transition Report, the Group's operations are subject to extensive and changing regulation in the United States, United Kingdom and Australia regarding environmental matters. As of March 31, 1997, the Group had a provision of L280 million for reclamation and environmental obligations. The Group's expenditures relating to environmental matters were approximately L13 million in the six months ended March 31, 1997 and L38 million, L43 million and L43 million in the years ended September 30, 1994, 1995 and 1996, respectively.

        Certain US subsidiaries of Consolidated Gold Fields, which are members of the Group, are or may become parties to environmental proceedings which have been commenced or threatened in the United States in relation to certain sites previously owned or operated those subsidiaries or companies associated with them. This includes sites formerly owned or operated by Consolidated Gold Fields as well as dormant sites that the Group currently owns. The US Environmental Protection Agency ("EPA") has placed some of these sites on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), and some of these sites are on similar state priority lists. There are a number of further sites in the United States which were previously owned, operated or used by such companies which could give rise to environmental proceedings in which members of the Group could incur liabilities. Where such sites have been identified, the Directors have commissioned a review of publicly available information by independent environmental consultants in order to assess the total amount of the liability per site and also the proportion of those liabilities which the members of the Group are likely to bear. The available information on which to base this review is very limited, especially in relation to sites which are no longer owned, operated or used by members of the Group. On the basis of that review the Directors have made a provision against the above environmental liabilities relating to Consolidated Gold Fields in the total sum of $73.6 million as of March 31, 1997 (which is included in the overall provision of L280 million), but significant uncertainty exists as to whether these claims will be pursued against the Group in all cases, and where they are pursued, the amount of the eventual costs and liabilities, which could be greater or less than the Group's provision. See Note 21 of Notes to the Financial Statements included herein.

While the Group believes that it has identified costs likely to be incurred for environmental matters, and that those costs are not likely to have a material adverse effect upon the Group's business or financial position, there can be no assurance that the Group's total costs and liabilities for environmental matters will not increase in the future. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be predicted with certainty due to the lack of specific information available with respect to many sites, the potential for new or changed laws and regulations and for the development of new remediation technologies and the uncertainty regarding the timing of work with respect to particular sites. As a result, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future or that Energy's liquidity will not be adversely impacted by such environmental liabilities or costs. See "Business - Regulatory Matters".

PENSION SURPLUS CONTINGENCY

        In February 1997 final determinations were made against National Grid and its group trustees by the Pensions Ombudsman on complaints by two pensioners in National Grid's section of the Electricity Supply Pension Scheme ("ESPS") relating to the use of the surplus arising under the actual valuation of the National Grid section as of March 31, 1992 to meet certain additional costs arising from the payment of pensions on early retirement pursuant to reorganization or redundancy and certain additional contributions. These determinations were set aside by the High Court on June 10, 1997 and the arrangements made by National Grid and its trustees in dealing with its section's surplus were confirmed, although leave to appeal to the Court of Appeal has been granted to the two pensioners. If a similar complaint were to be made against Eastern in relation to its use of actuarial surplus in its section of the ESPS, it would resist it, ultimately through the courts. However, if a determination were finally to be made against it and upheld by the courts, Eastern could have a potential liability to repay to its section of the ESPS an amount estimated by the Directors to be up to L75 million (exclusive of any applicable interest charges).

WINDFALL TAX

        The UK Finance (No 2) Act 1997 introduced a windfall tax on certain privatized undertakings. This one-time tax applies to companies privatized by flotation and regulated by statute and therefore includes Eastern. The tax is charged at a rate of 23% of the difference between company value, calculated by reference to profits over a period of up to four years following privatization, and the value placed on the company at the time of flotation. The charge for Eastern is estimated to be approximately L112 million. The tax is payable in two equal installments on or before December 1, 1997 and December 1, 1998.

FINANCE ACT 1997

        The UK Finance Act 1997 was enacted in March 1997. One of the provisions of this Act reduces the capital allowances available in relation to certain types of capital assets, including certain capital assets of the types acquired after November 1996 by Eastern in connection with its networks business. The Directors estimate that Eastern's annual tax charge could be increased by approximately L10 million as a result of this legislation.

FOREIGN CURRENCY MATTERS

        The functional currency of each of the Group's non-UK operations (principally the operations of Peabody in the US and of Peabody Australia in Australia) is the local currency. The impact of currency translation in combining the results of operations and financial position of such operations has not been material to the consolidated (combined) financial position of the Group. Additionally, the Group generates revenue from exports (see Note 4 of Notes to the Financial Statements included herein) and revenue from operations conducted outside the UK which may be denominated in currencies other than sterling, US dollars or Australian dollars.

EFFECT OF INFLATION

        Because of the relatively low level of inflation experienced in the United Kingdom and the United States, inflation did not have a material impact on the Group's results of operations for the six months ended March 31, 1997 or the years ended September 30, 1994, 1995 or 1996.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

DIRECTORS

        The following table sets forth information as to Energy's Directors and executive officers as of September 1, 1997:

NAME                                   AGE    POSITION
----                                   ---    --------
Derek C Bonham, FCA                    54     Chairman and Director
John F Devaney, BSc, C.Eng             51     Chief Executive - Eastern and Director
Irl F Engelhardt, MBA                  50     Chief Executive - Peabody and Director
Eric E Anstee, FCA                     46     Finance Director
Sir Christopher Harding                57     Non-executive Director
Sarah Hogg, Baroness of Kettlethorpe   51     Non-executive Director
David P Nash                           57     Non-executive Director
John Neerhout, Jr                      66     Non-executive Director
Martin C Murray                        42     Company Secretary
Michael F Andrews                      51     Treasurer

        Messrs Bonham, Devaney, Engelhardt and Anstee were appointed Directors on December 9, 1996 and Sir Christopher Harding, Baroness Hogg, and Messrs Nash and Neerhout were appointed Directors on December 16, 1996. The Company Secretary of Energy took office on October 1, 1996 and the Treasurer on February 24, 1997.

        Derek Bonham has served as Executive Chairman of Energy since the Demerger. Mr. Bonham joined Hanson in 1971, served as the Deputy Chairman from 1993 until the Demerger, as Chief Executive Officer from 1992 until the Demerger and Finance Director from 1981 until 1992. He is also non-executive Chairman of Imperial Tobacco Group PLC and a non-executive director of Glaxo Wellcome plc.

        John Devaney joined Eastern in 1992 and became its Chief Executive Officer in 1993 and Executive Chairman in September 1995. Prior to joining Eastern, from 1989 to 1992 he was Chairman and Chief Executive of Kelsey-Hayes Corporation, which is the brakes division of Varity Corporation, based in Detroit. He began his career with Perkins Engines in 1968, gaining wide experience in the UK and overseas before becoming President in 1983. He is also a non-executive director of Midland Bank plc and NFC plc.

        Irl Engelhardt joined Peabody in 1979 and became its President and Chief Executive Officer in 1990 and Chairman in 1993. He was formerly Chairman of Cornerstone Construction & Materials (a subsidiary of Hanson), Chairman of Suburban Propane Company (which was a subsidiary of Hanson), Chairman of the US National Mining Association and Chairman of the US National Coal Association. He is currently Chairman of the Coal Advisory Board to the International Energy Agency and Vice Chairman of the US Center for Energy and Economic Development. He is also a non-executive director of Mercantile Bank of St. Louis.

        Eric Anstee has served as Finance Director of Energy since the Demerger. He served as Group Finance Director of Eastern from 1993 until the Demerger. Before joining Eastern, he was a partner in Ernst & Young from 1984 and latterly was a member of the management board of Ernst & Young Management Consultants, gaining substantial experience in the utility sector and in project finance. He is Chairman of the UK Government's Eastern Region Industrial Development Board and a member of the Urgent Issues Task Force of the UK Accounting Standards Board.

        Sir Christopher Harding has served as a non-executive director and Chairman of the Remuneration Committee of Energy since the Demerger. Sir Christopher Harding joined Hanson from ICI plc in 1969 and served as a non-executive director of Hanson from 1979 until the Demerger. He was Chairman of British Nuclear Fuels plc from 1986 to 1992 and has been Chairman of Legal and General Group Plc since 1994 and of Newarthill plc since 1993. He is also a non-executive director of The General Electric Company, p.l.c. and of The Post Office and is Chairman of the trustees of the Prince's Youth Business Trust.

        Baroness Hogg has served as a non-executive director of Energy since the Demerger. Baroness Hogg is Chairman of London Economics Limited. She is a non-executive director of GKN plc, National Provident Institution and 3i Group Plc, Chairman of Foreign & Colonial Smaller Companies Investment Trust plc and a member of the International Advisory Board of National Westminster Bank PLC. She was head of the Prime Minister's Policy Unit from 1990 to 1995, dealing with both UK domestic strategy and international economic issues.

        David Nash has served as a non-executive director of Energy since the Demerger. Mr. Nash was group finance director of Grand Metropolitan Plc from 1989 to 1993 and chairman and chief executive of the food sector of that company from 1993 to 1995. He is non-executive chairman of Amicus Healthcare Group Limited and of Kenwood Appliances plc and a non-executive director of Cable & Wireless plc, Sun Life & Provincial Holdings plc and Investment Management Regulatory Organisation Limited.

        John Neerhout, Jr has served as a non-executive director of Energy since the Demerger. Mr. Neerhout was, until 1996, executive vice-president and latterly a director of Bechtel Group, Inc. having joined that company in 1966. He is Managing Director of Union Railways Limited and a non-executive director of London & Continental Railways Limited and of Homestake Mining Company of San Francisco.

        Martin Murray has served as Company Secretary of Energy since the Demerger. Mr. Murray was a senior member of Hanson's legal department from 1986 until the Demerger. Prior to this he was assistant company secretary at Berisford plc, having previously practised as a solicitor with Clifford Chance. He has law degrees from Cambridge and Harvard Universities.

        Michael Andrews has served as Treasurer of Energy since the Demerger. Mr. Andrews joined Eastern in 1989 as Treasury Manager and served as Eastern's Group Treasurer from 1995 until the Demerger.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

        For the six months ended March 31, 1997, the aggregate compensation paid or accrued by the Group to or for all Directors and executive officers at March 31, 1997 as a group (10 persons) for services in all capacities was approximately L1.1 million.

        The remuneration of Energy's senior executives consists of:

        Base salary - This is set by reference to individual responsibilities, performance and external market data. In addition certain benefits in kind are provided, principally a fully expensed motor car and medical and life insurance.

        Annual bonus - An annual performance-related cash bonus can be earned, subject to the achievement of pre-determined annual profit targets. The maximum amount of annual bonus is 75% of base salary for Irl Engelhardt and 50% of base salary for Derek Bonham, Eric Anstee and John Devaney. Each of the last three may elect, at the commencement of the financial year concerned, to take all, or part, of any bonus to which they become entitled in Ordinary Shares, entitling them to receive, three years after the bonus would otherwise have been paid, shares equal to 133.4% of the cash value of that part of the bonus in respect of which they have made such an election, subject to their remaining in employment with the Group for that further three year period. A cash bonus was earned by senior executives (including the executive Directors) for achieving profit targets for the six month period to March 31, 1997.

        The Long Term Incentive Plan ("LTIP") - Certain executives (including the executive Directors) are granted performance-related awards of Ordinary Shares up to a maximum market value of 75% of base salary each year. The first awards, granted in February 1997, require the achievement of a total shareholder return, normally calculated over three years, which is greater than the return achieved by at least half of the constituents of the FTSE 100 index for the awards to vest. 30% of the awards will vest if energy achieves a total shareholder return greater than that achieved by 50% of the comparator group, with all of the awards vesting if the total shareholder return is greater than that achieved by 80% of the comparator group over the same three year period. Awards will vest proportionately if the shareholder return falls between these two points.

        In recognition of the fact that the first awards under the LTIP will not, except in special circumstances, vest until after the expiration of the applicable three year performance period, the Remuneration Committee established a special additional bonus scheme for certain executives (including the executive Directors). Under this arrangement, if earnings of Energy increase by RPI plus 6% or more in each of the years ending on March 31, 1998 and 1999, participants will be entitled to receive an award of Ordinary Shares, valued at the beginning of the respective year, equal to 25% of base salary for that year.

        The Energy Group Executive Share Option Scheme ("Executive Scheme") - The maximum value of Ordinary Shares over which options can be outstanding in favor of any participant under Energy's UK Inland Revenue approved Executive Share Option Scheme is L30,000. Under Energy's current policy, participants in the LTIP may not also be granted executive share options. Also, under the rules of this scheme, Energy's Directors are not eligible to be granted executive share options.

        Savings-related share schemes - Energy operates savings-related share schemes providing a long-term savings and investment opportunity for all qualifying employees (including the executive Directors) in the UK and US.

        The Energy Group Sharesave Scheme ("Sharesave Scheme"). Under the UK Inland Revenue approved Sharesave Scheme, options over Ordinary Shares may be granted at a price equivalent to not less than 80% of the market value of the shares at the time when participation in the scheme is offered, and are normally exercisable three or five years after the date of grant.

        Peabody Savings Plans ("Peabody Plans"). In the US employees may participate in retirement savings plans which provide for the purchase of Ordinary Shares or ADSs in Energy. Employees contribute a percentage of basic pay in respect of which their employing companies make limited matching contributions. The value of the matching contributions is restricted under US regulations.

        Pensions. Energy operates or participates in a number of defined benefit pension schemes for employees (including executive Directors) in the UK, the US and Australia. Mr Bonham's salary from Energy is not pensionable. Messrs Anstee and Devaney are members within the Eastern group of the Electricity Supply Pension Scheme and have been granted special terms which provide for pensions equal to 1/30 of pensionable salary for each year of pensionable service. Mr Engelhardt is a member of the contributory Peabody Salaried Plan, under which benefits relate to the number of years of service and compensation limits under US federal tax laws. With the exception of Mr Bonham, each of the executive Directors is also entitled to unfunded retirement benefit scheme arrangements to provide for full pensions, depending on years of service. The total unfunded retirement benefit scheme arrangements which are provided for amounted to L5 million at March 31, 1997 of which L3 million related to Messrs Anstee, Devaney and Engelhardt.

        The following information is provided in respect of the Directors of Energy from the dates of their respective appointments as Directors to March 31, 1997:

                              RATE OF ANNUAL    SALARY/ FEES                  PENSION            OTHER
                              SALARY/ FEES(1)     PAID(2)      BONUS(3)   CONTRIBUTIONS(4)      BENEFITS      TOTAL
                                   L'000           L'000        L'000          L'000             L'000        L'000
D C Bonham(5)                            450            138         109                 --                6     253
E E Anstee                               250             67          51                 26                6     150
J F Devaney                              350             98          77                 59                5     239
I F Engelhardt(6)                        337             91         119                 16                6     232
Sir Christopher Harding(7)                35             10          --                 --               --      10
Baroness Hogg                             30              9          --                 --               --       9
D P Nash(7)                               35             10          --                 --               --      10
J Neerhout, Jr                            30              9          --                 --               --       9
                              --------------    -----------    --------   ----------------   --------------   -----
                                       1,517            432         356                101               23     912
                              ==============    ===========    ========   ================   ==============   =====

Notes:
(1)    Rates of annual salary/fees apply from February 24, 1997.
(2) Salary/fees paid relate to the period from the date of appointment to March 31, 1997. All the executive Directors were appointed on December 9, 1996 and all the non-executive Directors were appointed on December 16, 1996.
(3) Bonuses have been calculated by reference to salaries in the full six month period to March 31, 1997.
(4) The amounts shown represent contributions paid by Energy, all to defined benefit schemes.
(5) D C Bonham has agreed with Hanson that it will pay him an amount equal to the difference between his previous base salary with Hanson and his base salary for acting as chairman of Energy, after taking account of his fee for acting as non-executive chairman of Imperial Tobacco Group PLC. This agreement expires on September 30, 1997. The figure for D C Bonham's salary includes the assessed element of amounts received from Hanson during the period from December 9, 1996 to February 24, 1997 relating to services as a director of Energy or otherwise in connection with the management of the affairs of Energy.
(6) The amounts shown for I F Engelhardt represent the sterling equivalent of his US dollar remuneration, translated at the average rate for the period of $1.6339.
(7) The non-executive Directors receive fees at the rate of L30,000 per annum. The chairman of the Audit and Remuneration Committees each receive an additional L5,000 per annum.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

        Options to purchase Ordinary Shares may be granted under the Sharesave Scheme and the Executive Scheme. In addition, grants of Ordinary Shares may be made pursuant to the LTIP and the Peabody Plans.

Details of options outstanding under the Sharesave Scheme and the Executive Scheme at September 1, 1997 are set out below:

                                      NUMBER OF
                                   ORDINARY SHARES        EXERCISE PRICE PER
        TITLE OF PLAN          ISSUABLE UPON EXERCISE       ORDINARY SHARE         EXPIRATION DATE
Sharesave Scheme                        847,996                 465.0p              September 2000
Sharesave Scheme                      5,126,919                 438.0p              September 2002
Executive Scheme                      1,613,614                 547.5p              February 2007

Total

        Of the total number of Ordinary Shares subject to outstanding options at September 1, 1997, 17,746 Ordinary Shares were subject to options held by Directors and executive officers of Energy (10 persons), all of which were granted pursuant to the Sharesave Scheme.

        The following table sets forth certain information as of September 1, 1997, with respect to the interests of the Directors of Energy at that date in options to acquire Ordinary Shares, all of which were granted pursuant to the Sharesave Scheme:

SHARESAVE SCHEME OPTIONS

                                          NUMBER OF
                                       ORDINARY SHARES
                                     UNDERLYING OPTIONS     EXERCISE PRICE        EXERCISABLE
D C Bonham                                  2,363                438p           April/Sept 2002
E E Anstee                                  3,150                438p           April/Sept 2002
E E Anstee                                    419                465p           April/Sept 2000
J F Devaney                                 3,938                438p           April/Sept 2002

        The Sharesave Scheme options were granted on March 25, 1997 at option prices discounted from the middle market price of 547.5p on February 25, 1997 by 20% for five year savings contracts and 15% for three year savings contracts.

        The following table sets forth certain information as of September 1, 1997, with respect to the contingent rights of the Directors of Energy at that date in Ordinary Shares pursuant to performance-related schemes:

CONTINGENT RIGHTS IN ORDINARY SHARES

                                         NUMBER OF ORDINARY SHARES    NUMBER OF ORDINARY SHARES
                                         GRANTED PURSUANT TO LTIP    GRANTED PURSUANT TO SPECIAL
                                                  AWARDS                 BONUS SCHEME RIGHTS
D C Bonham                                        64,285                        21,428
E E Anstee                                        35,714                        11,904
J F Devaney                                       50,000                        16,666
I F Engelhardt                                    48,292                        16,097

        The Ordinary Shares subject to each of the above performance-related schemes were valued at 525p per share.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

        In addition to providing indemnification pursuant to Energy's Memorandum and Articles of Association or the by-laws of Energy's subsidiaries, Energy maintains directors' and officers' liability insurance for Directors and officers of Energy and its subsidiaries.

        Prior to the expiration of the Offer by PacifiCorp Acquisitions for Energy, PacifiCorp had stated that it intended to invite Messrs. Bonham and Devaney to join the board of Directors of PacifiCorp, and to invite Messrs. Bonham, Devaney, Anstee and Engelhardt to participate in a management committee to be established to co-ordinate the activities of the combined group. All of the Directors of Energy who owned Ordinary Shares or ADSs gave irrevocable undertakings to accept or procure acceptance of the Offer in respect of their personal holdings. See "Offer by PacifiCorp Acquisitions" in Item 1 of this Transition Report.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

        None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

        None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

        The registrant has responded to Item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

        Reference is made to Item 19 for a list of financial statements filed as part of this Transition Report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

        (a)   Financial Statements:

        Financial Statements as of March 31, 1997 and September 30, 1996 and for the six months ended March 31, 1997 and the three years in the period ended September 30, 1996.

              Report and Consent of Independent Auditors
              Consolidated Profit and Loss Accounts
              Consolidated Statement of Total Recognized Gains and Losses Consolidated Balance Sheets
              Consolidated Cash Flow Statements
              Changes in Invested Capital/Shareholders' Equity
              Notes to the Financial Statements

        The information required by the Financial Statement Schedules is either included within the Financial Statements or is inapplicable, and is therefore omitted.

        (b)   Exhibit:

        Consent of Independent Auditors (included on Page F-1)

                            DEFINITIONS AND GLOSSARY

DEFINITIONS

ACT                          UK advance corporation tax

ADS                          an American Depositary Share representing four
                             Ordinary Shares

Articles                     the Articles of Association of Energy

Citizens                     Citizens Power LLC (formerly Citizens Lehman Power
                             L.L.C.)

Clean Air Act Amendments     the US Clean Air Act Amendments of 1990

Commission                   US Securities and Exchange Commission

Companies Act                the Companies Act 1985, as amended, of Great
                             Britain

Consolidated Gold Fields     Consolidated Gold Fields Limited and, where the
                             context permits, its subsidiaries

Demerger the demerger (spin-off) by Hanson of Energy on February 24, 1997

Demerger Agreement           the Demerger agreement, dated as of January 27,
                             1997, between Hanson and Energy

Demerger Date                February 24, 1997

DGES                         the Director General of Electricity Supply in Great
                             Britain

Directors                    the Directors of Energy

Eastern Eastern Group plc and/or its subsidiaries or any of them from time to time as the context may require

Eastern Associated           Eastern Associated Coal Corp., a subsidiary of
                             Peabody

Eastern Electricity          Eastern Electricity plc, a wholly-owned subsidiary
                             of Eastern

Electricity Act              the Electricity Act 1989 of Great Britain

Energy                       The Energy Group PLC

ENG Eastern Natural Gas Limited, a wholly-owned subsidiary of Eastern

ESPS                         Electricity Supply Pension Scheme

FERC                         Federal Energy Regulatory Commission

FID                          foreign income dividend

Gas Acts                     the UK Gas Act 1986 as amended by the Gas Act 1995

Gas Licenses                 a Gas Shipper's License, Gas Supplier's License
                             and/or Public Gas Transporter's License issued under the Gas Acts

Generation Licenses          a license granted under the Electricity Act to
                             generate electricity

Great Britain                England, Wales and Scotland

Group Energy and/or its subsidiaries or any of them from time to time as the context may require

Hanson or Hanson Group       Hanson PLC and, where the context permits, its
                             subsidiaries

Hanson ADS                   an American Depositary Share of Hanson representing
                             five Hanson Shares

Hanson Shares                ordinary shares of 25p each in Hanson, before such
                             shares were consolidated into ordinary shares of L2 each in Hanson following the Demerger

Health Benefit Act           US Coal Industry Retiree Health Benefit Act of 1992

IRS                          US Internal Revenue Service

Lee Ranch                    Lee Ranch Coal Company, an affiliate of Peabody

London Stock Exchange        London Stock Exchange Limited

MMC                          the Monopolies and Mergers Commission

National Grid Group          The National Grid Group plc

National Power               National Power plc

NBCWA                        US National Bituminous Coal Wage Agreement of 1993

Noon Buying Rate             the noon buying rate in The City of New York for
                             cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New
                             York

NYSE                         The New York Stock Exchange, Inc.

OFFER                        the Office of Electricity Regulation covering
                             England, Wales and Scotland

Ordinary Shares              ordinary shares of 10p each in Energy

Peabody                      Peabody Holding, Lee Ranch and Peabody Australia

Peabody Australia            Peabody Resources Limited and its subsidiaries, the
                             Australian operations of Peabody

Peabody COALSALES            Peabody COALSALES Company, a subsidiary of Peabody

Peabody Development          Peabody Development Company, a subsidiary of
                             Peabody

Peabody East                 Peabody Coal Company, Pine Ridge Coal Company,
                             Mountain View Coal Company, Eastern Associated and
                             Martinka Coal Company

Peabody Holding              Peabody Holding Company, Inc. and its subsidiaries

Peabody Western              Peabody Western Coal Company, Seneca Coal Company
                             and Big Sky Coal Company

PES License                  a public electricity supply license issued pursuant
                             to the Electricity Act in connection with the supply and distribution of electricity within an authorised area in Great Britain

Pool the electricity trading market in England and Wales, the rules and procedures of which are contained in the Pooling and Settlement Agreement

Pooling and Settlement
  Agreement                  an agreement dated 30 March 1990 (as amended) and
                             made between the generators named therein, the RECs named therein, the National Grid Company Limited (a subsidiary of National Grid Group) and certain of its subsidiaries, and certain other parties named therein and which sets out, inter alia, the rules and procedures for the operation of the Pool and for the operation of the system of payments

Powder River                 Powder River Coal Company and its subsidiaries

PowerGen                     PowerGen plc

PUSH Peabody US Holdings, Inc., a wholly-owned, indirect subsidiary of Hanson

REC                          a regional electricity company in England and Wales

Rollalong                    Rollalong Limited and, where the context admits,
                             its subsidiary, Rollalong Hire Limited

Second Tier Supply License   a license issued pursuant to the Electricity Act to
                             supply electricity to specified premises or premises of a specified description outside the authorised area of a PES License holder

Teplarny Brno                Teplarny Brno a.s., a heating and generation
                             company in the Czech Republic

UK                           United Kingdom of Great Britain and Northern
                             Ireland

UK GAAP                      accounting principles generally accepted in the UK

UMWA                         the United Mine Workers of America Union

US the United States of America and its territories and possessions

US GAAP                      accounting principles generally accepted in the US

GLOSSARY

assigned reserves            coal reserves legally recoverable, generally
                             through existing facilities, using current mining technology

authorized area              geographical area in which a REC has been
                             authorised to supply electricity by its PES License

base load                    refers to generating plant that operates
                             continuously throughout the day and night and normally only shuts down for planned routine inspection and maintenance

bcf                          billion cubic feet

billion                      one thousand million (1,000,000,000)

BTU British thermal unit -- a measure of the energy required to raise the temperature of one pound of water by one degree Fahrenheit

CCGT                         combined cycle gas turbine

CfD an agreement between two parties calling for payments between the parties in amounts equal to the product of (a) the difference in each settlement period between the Pool price and the price ("strike price") specified in the CfD; and
                             (b) the amount of electricity provided for in that settlement period which is usually expressed in MW of demand. The settlement period is half an hour. CfDs are used to fix the prices a supplier pays and a generator receives for electricity and are therefore used to reduce the price risk that would otherwise be associated with the sale and purchase of electricity through the Pool

CHP                          combined heat and power

Fossil Fuel Levy             the levy imposed on PES License holders by
                             regulations made pursuant to section 33 of the Electricity Act to compensate a PES License holder for the additional costs incurred as a result of satisfying Non-fossil fuel orders requiring the purchase of electricity from Non-fossil fuel sources

GWh one gigawatt hour, representing one hour's consumption at a rate of 1,000,000kW installed generating
capacity the actual generating capacity of 7.5 degrees centigrade ambient of the plant at a power station

kV                           one kilovolt (1,000 volts)

kW                           one kilowatt (1,000 watts)

low sulfur coal              coal consisting of 1%, sulfur or less, by weight

MW                           megawatt (1,000kW)

MWh one megawatt hour, representing one hour's consumption at a rate of one MW

metallurgical coal           the various grades of coal suitable for
                             carbonisation to make coke for steel manufacture.
                             Also known as "met" coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength;
                             and basic characteristics, which affect coke oven safety. Metallurgical coal has a low ash content

mid-merit                    refers to generating plant that normally operates
                             daily, typically between 0700 hours and 2300 hours.
                             This plant is usually shut down during the night hours when overall system demand falls

National Grid                the transmission system for electricity in England
                             and Wales operated by The National Grid Company
                             Limited (a subsidiary of National Grid Group)
overburden ratios            the number of cubic yards of earth and rock
                             overlying the coal that must be removed to uncover one ton of coal

probable reserves            in relation to coal, means reserves for which there
                             is a moderate degree of geological assurance. Coal tonnages are computed by projection of data from available scam measurements for a distance beyond coal classed as measured or proven. The assurance, although lower than for proven coal, is high enough to assume continuity between points of measurement.
                             The maximum acceptable distance for projection of indicated probable tonnage is 1/2 to 3/4 mile from points of observation. Further exploration is necessary to place these reserves in a proven category

proven reserves              in relation to coal, means reserves for which there
                             is the highest degree of geological assurance. The sites for measurement are so closely spaced and the geological character so well defined that the thickness, real extent, size, shape and depth of coal are well established. The maximum acceptable distance for projections from seam data points varies with the geological nature of the coal seam being studied, but generally, a radius of 1/4 mile is recognized as the standard. Proven reserves may also be referred to as measured

recoverable reserves         the amount of coal that can be recovered from the
                             reserve base taking into account all losses involved in producing a saleable product using existing methods and under current law. In the US the average recovery factor for underground mines ranges from 45 to 60% and about 90% from surface mines registered generating
capacity the generating capacity of a power station registered with National Grid Group

resources                    deposits of coal whose characteristics are
                             estimated from specific geologic evidence and whose economic extraction is potentially feasible.
                             Identified resources may include economic, marginally economic and subeconomic components

RPI or Retail Price Index    the general index of retail prices published by the
                             UK Office for National Statistics each month (or, if there is a material change in the basis of such index, such other index as the DGES may after consultation determine), or, where the context requires, the percentage change in such index over any period for which a calculation fails to be made scrubber any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, which must then be removed for disposal. Although effective in substantially reducing sulfur from combustion gases, scrubbers require about 3 to 5% of a power plant's electrical output and thousands of gallons of water to operate

steam coal                   coal used by power plan and industrial steam
                             boilers to produce electricity or process steam. It generally is lower in BTU content and higher in volatile matter than metallurgical coal

Superfund National
Priorities List              a list of sites, prepared and added to by the US
                             Environmental Protection Agency pursuant to administrative rule making, at which the Environmental Protection Agency or a responsible state is authorized to disburse funds to clean up environmental damage and to seek reimbursement from private parties for the same

surface mine                 a mine in which the coal lies near the surface and
                             can be extracted by removing the covering layer of earth and rock. About 60% of total US coal production comes from surface mines

therm                        a unit of energy used in the gas industry. One
                             therm is approximately equivalent to 29.3kWh
ton                          a short ton equal to 2,000 pounds

TWh one terawatt hour representing one hour's consumption at a rate of 1,000,000,000kW

unassigned reserves          reserves legally recoverable using current mining
                             technology, but which require substantial capital investment for facilities to enable recovery of the coal

underground mine             also known as "deep" mine. Usually located several
                             hundred feet below the earth's surface, coal from an underground mine is removed mechanically and usually transferred by conveyor to the surface

Note: In this document, unless otherwise stated:

- all statistics relating to the US coal industry are taken from reports published by the relevant agencies within the US Federal Government, the US National Mining Association and the International Energy Agency;

- all statistics relating to the Australian Coal Industry are taken from the Australian Coal Report -- 1996; and

- all statistics relating to the electricity industry in Great Britain have been previously published by OFFER.

                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Transition Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            THE ENERGY GROUP PLC

                                            By:    /s/ MARTIN C. MURRAY
                                              ----------------------------------
                                              Name: Martin C. Murray
                                              Title: General Counsel and
                                                Secretary

September 26, 1997

                         REPORT OF INDEPENDENT AUDITORS

To:  The Board of Directors
     The Energy Group PLC

     We have audited the consolidated balance sheets of The Energy Group PLC as at 31 March 1997 and 30 September 1996, and the related consolidated profit and loss accounts and statements of total recognised gains and losses, cash flows and changes in invested capital/shareholders' equity for the six months ended 31 March 1997 and each of the three years in the period ended 30 September 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to form an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with United Kingdom auditing standards which do not differ in any significant respect from United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis of our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Energy Group PLC at 31 March 1997 and 30 September 1996, and the consolidated results of its operations and its consolidated cash flows for the six months ended 31 March 1997 and each of the three years in the period ended 30 September 1996 in conformity with accounting principles generally accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States (see Note 30 of Notes to the Financial Statements).

                                                    /s/ ERNST & YOUNG
                                            ------------------------------------
                                                       ERNST & YOUNG
                                                   Chartered Accountants

London, England
12 June 1997, except for
Note 31 -- Subsequent Events,
as to which the date is
1 August 1997

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statements (Form S-8, Nos. 333-7032, 333-7034, 333-7036, 333-7038 and 333-7042) pertaining to the employee share plans named on the facing sheets thereof, of the references to our firm in Item 8. Selected Financial Data and Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations of our report dated 12 June 1997, except for Note 31 -- Subsequent Events, as to which the date is 1 August 1997, with respect to the consolidated financial statements of The Energy Group PLC included in the Transition Report (Form 20-F) for the period ended 31 March 1997.

                                                    /s/ ERNST & YOUNG
                                            ------------------------------------
                                                       ERNST & YOUNG
                                                   Chartered Accountants

London, England
26 September 1997

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

                     CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                   SIX MONTHS ENDED
                                                        YEAR ENDED 30 SEPTEMBER        31 MARCH
                                                        ------------------------   ----------------
                                                         1994     1995     1996          1997
                                                 NOTE   ------   ------   ------   ----------------
                                                                        (L MILLION)
Turnover                                                 1,247    1,446    3,635              2,519
Add: Special discount                                       --       --      132                 --
                                                        ------   ------   ------   ----------------
Turnover before special discount                   4     1,247    1,446    3,767              2,519
Costs and overheads less other income              5    (1,148)  (1,311)  (3,321)            (2,222)
                                                        ------   ------   ------   ----------------

Operating profit before National Grid Group
  flotation                                                 99      135      446                297
National Grid Group flotation dividends
  receivable                                       7        --       --      176                 --
  special discount                                 7        --       --     (132)                --
                                                        ------   ------   ------   ----------------

Operating profit                                   4        99      135      490                297
Profit on disposal of First Hydro                  7        --       --       25                 --
Net interest                                       8       (14)     (11)     (43)               (37)
                                                        ------   ------   ------   ----------------

Profit on ordinary activities before taxation               85      124      472                260
Taxation                                           9       (17)     (56)    (115)               (81)
                                                        ------   ------   ------   ----------------

Profit for the period*                                      68       68      357                179
Dividend                                          11        --       --       --                (29)
                                                        ------   ------   ------   ----------------

Profit retained for the period                              68       68      357                150
                                                        ======   ======   ======   ================
Earnings per share                                10      13.1p    13.1p    68.5p              34.5p
                                                        ======   ======   ======   ================
Adjusted earnings per share                       10      13.1p    13.1p    60.8p              38.2p
                                                        ======   ======   ======   ================

The net interest expense and taxation in each of the three years in the period ended 30 September 1996 shown above were affected significantly by the financing and taxation arrangements of Hanson Group. The results of Eastern are included from 1 October 1995.

* A summary of the adjustments to the profit for the period that would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is set forth in Note 30 of Notes to the Financial Statements.

          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES

                                                                                    SIX MONTHS
                                                      YEAR ENDED 30 SEPTEMBER     ENDED 31 MARCH
                                                      ------------------------   ----------------
                                                       1994     1995     1996          1997
                                                      ------   ------   ------   ----------------
                                                                     (L MILLIONS)
Profit for the period                                     68       68      357                179
Currency differences on foreign net investments          (29)      --       20                (52)
                                                      ------   ------   ------   ----------------

Total recognised gains relating to the period             39       68      377                127
                                                      ======   ======   ======   ================

 The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS

                                                                        AS AT        AS AT
                                                                     30 SEPTEMBER   31 MARCH
                                                                     ------------   --------
                                                                         1996         1997
                                                              NOTE   ------------   --------
                                                                           (L MILLION)
FIXED ASSETS
Tangible assets                                                 12          3,975      3,910
Investments                                                     13             17         72
                                                                     ------------   --------
                                                                            3,992      3,982
                                                                     ------------   --------
CURRENT ASSETS
Stocks                                                          14            254        256
Amounts due from the Hanson Group                                               2         --
Debtors
  amounts falling due after one year                            15            536        561
  amounts falling due within one year                           15            763        798
Investments                                                     16              8         10
Short-term deposits                                             17             --        753
Cash                                                                          173        385
                                                                     ------------   --------
                                                                            1,736      2,763
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                  18         (1,041)    (1,747)
                                                                     ------------   --------
NET CURRENT ASSETS                                                            695      1,016
                                                                     ------------   --------
TOTAL ASSETS LESS CURRENT LIABILITIES                                       4,687      4,998
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR         18           (945)    (1,655)
PROVISIONS FOR LIABILITIES AND CHARGES                          19         (1,557)    (1,498)
                                                                     ------------   --------
                                                                            2,185      1,845
                                                                     ============   ========
INVESTED CAPITAL/SHAREHOLDERS' EQUITY*
  Called up share capital                                                      --         52
  Other reserves                                                               --        639
  Profit and loss account                                                      --      1,154
  Invested capital                                                          2,185         --
                                                                     ------------   --------
                                                                            2,185      1,845
                                                                     ============   ========

* A summary of the adjustments to invested capital/shareholders' equity that would be required if United States generally accepted accounting principles had been applied instead of those generally accepted in the United Kingdom is set forth in Note 30 of Notes to the Financial Statements.

 The Notes to the Financial Statements are an integral part of these Financial
                                   Statements

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

                       CONSOLIDATED CASH FLOW STATEMENTS

                                                                                       SIX MONTHS
                                                         YEAR ENDED 30 SEPTEMBER     ENDED 31 MARCH
                                                        -------------------------    --------------
                                                        1994     1995      1996           1997
                                               NOTE     -----    -----    -------    --------------
                                                                        (L MILLION)
Net cash inflow from operating activities       24       143      402         12                346
                                                        ----     ----     ------     --------------
Returns on investments and servicing of
  finance
Interest received                                         --       --         --                 29
Interest paid                                            (19)     (11)       (33)               (83)
Dividends received from investments                       --       --         --                  1
National Grid Group flotation                             --       --         44                 --
                                                        ----     ----     ------     --------------
                                                         (19)     (11)        11                (53)
                                                        ----     ----     ------     --------------
Taxation                                                  (5)      (4)      (128)               (23)
                                                        ----     ----     ------     --------------
Capital expenditure and financial investment
Purchase of tangible fixed assets                       (133)    (140)      (374)              (133)
Purchase of investments                                   --       --         --                (39)
Sale of tangible fixed assets                             76       31         29                  4
Sale of investments                                       --       --        235                 12
                                                        ----     ----     ------     --------------
                                                         (57)    (109)      (110)              (156)
                                                        ----     ----     ------     --------------
Acquisitions
Purchase of subsidiary undertakings             25        --       36     (2,495)               (20)
                                                        ----     ----     ------     --------------
Cash flow before use of liquid resources and
  financing                                               62      314     (2,710)                94
Management of liquid resources
Net cash placed on short-term deposit           26        --       --         --               (753)
Financing
Net new short-term borrowings                   26        36      (20)        97                149
Debt due beyond a year:
New secured loan repayable within 5 years       26        --       --         --                907
Repayments of amounts borrowed                  26        (9)      --         31               (118)
Changes in invested capital from cash funding   26       (61)     (57)     2,290                 --
                                                        ----     ----     ------     --------------
                                                         (34)     (77)     2,418                938
                                                        ----     ----     ------     --------------
Increase/(decrease) in cash in the period                 28      237       (292)               279
                                                        ====     ====     ======     ==============

The returns on investments and servicing of finance, taxation and financing cash flows shown above for the three years in the period ended 30 September 1996 were affected significantly by the financing and taxation arrangements of the Hanson Group. The cash flows of Eastern are included from 1 October 1995.

The significant differences between the cash flow statements presented above and those required under United States generally accepted accounting principles are described in Note 30 of Notes to the Financial Statements.

 The Notes to the Financial Statements are an integral part of these Financial
                                  Statements.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

                CHANGES IN INVESTED CAPITAL/SHAREHOLDERS' EQUITY

                                                                                      SIX MONTHS
                                                         YEAR ENDED 30 SEPTEMBER    ENDED 31 MARCH
                                                         ------------------------   --------------
                                                         1994    1995      1996          1997
                                                         ----   -------   -------   --------------
                                                                        (L MILLION)
Profit on ordinary activities after taxation               68        68       357              179
Dividend                                                   --        --        --              (29)
Currency differences on foreign net investments            --        --        --              (52)
Other net recognised gains/(losses) relating to period    (29)       --        20               --
Movements on demerger
  -- additional net debt                                   --        --        --             (391)
  -- contribution towards dividend paid by Hanson in
     January 1997                                          --        --        --              (32)
  -- other net movements                                   --        --        --              (15)
Increases/(decreases) in funding by Hanson
  Cash                                                    (61)      (57)    2,290               --
  Non-Cash                                                 95     2,493    (2,418)              --
  Dividend in specie of Investment in National Grid
     Group                                                 --        --      (393)              --
Goodwill (set off)/write back                              --    (1,368)      221               --
                                                         ----   -------   -------   --------------
Net increase in invested capital/shareholders' equity      73     1,136        77             (340)
Opening invested capital/shareholders' equity             899       972     2,108            2,185
                                                         ----   -------   -------   --------------
Closing invested capital/shareholders' equity             972     2,108     2,185            1,845
                                                         ====   =======   =======   ==============

No goodwill arose on the acquisition of the Group's Interest in Teplarny Brno.

The cumulative amount of goodwill resulting from acquisitions prior to 31 March 1997, net of goodwill attributable to subsidiary undertakings or businesses disposed of prior to 31 March 1997, amounted to L1,147 million derived by calculating the amount of historical goodwill in the currency of acquisition at period end rates of exchange. This has been set off against merger reserve and the net amount reported as other reserves.

Included in the consolidated reserves as at 31 March 1997 was L1 million in respect of associated undertakings, all of which arose in the period ended 31 March 1997.

There are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary or associated undertakings: undistributed profits of prior years are, in the main, permanently employed in the businesses of these companies. The undistributed profits of Group companies overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

                       NOTES TO THE FINANCIAL STATEMENTS
1.  THE COMPANY AND ITS CAPITALISATION

The Company was incorporated as a private limited company on 1 October 1996 as The Energy Group Limited, with an authorised share capital of L50,000 divided into 5,000,000 ordinary shares of 1p each, of which two ordinary shares were issued to the subscribers fully paid. On 4 December 1996, 4,999,998 of the authorised but unissued ordinary shares of 1p each were converted into 4,999,998 redeemable preference shares of 1p each (the "Preference Shares") and were issued on that date at par. On 6 December 1996, the Company was re-registered as a public limited company under the name The Energy Group PLC. The Preference Shares were redeemed at par prior to the Demerger using funds contributed to the Company by Hanson and such shares were re-converted into ordinary shares of 1p each. On 22 January 1997, the Company's authorised share capital was increased to L100,000,000 by the creation of 9,995,000,000 ordinary shares of 1p each. Upon admission of the Company's ordinary shares to the Official List of the London Stock Exchange becoming effective ("Admission"), every ten authorised and issued ordinary shares of 1p each were consolidated into one ordinary share of 10p. 520,857,817 ordinary shares of 10p each were in issue following this consolidation.

THE DEMERGER

At the date of the Demerger, Rollalong Limited ("Rollalong"), a wholly-owned subsidiary of Hanson, pursuant to an agreement dated 27 January 1997 (the "Demerger Agreement"), owned or had contracted to acquire, all of the energy-related businesses of Hanson, as described below.

At various dates between 30 September 1996 and 27 January 1997, various of the energy-related businesses of Hanson were reorganised under the ownership of Rollalong, Peabody Holding Company, Inc. and its subsidiaries ("Peabody Holding") was transferred to a subsidiary of Rollalong on 7 March 1997. On 24 February 1997, Hanson transferred to the Company the entire issued share capital of Rollalong. In consideration for which the Company issued ordinary shares, credited as fully paid, to Hanson shareholders pro rata to their shareholdings in Hanson, in satisfaction of a dividend in specie declared by Hanson. The transactions provided for under the Demerger Agreement, including the agreement for the transfer of Peabody Holding, are together referred to as the "Demerger Transactions".

THE GROUP

Following completion of the Demerger Transactions, the Company became the holding company for a group of companies and businesses (together, the "Group") comprising:

Eastern Group plc and its subsidiaries                        ("Eastern")

Peabody Holding
Lee Ranch Coal Company                                        ("Peabody")
Peabody Resources Limited (Australia) and its subsidiaries

Rollalong Limited, Consolidated Gold Fields Limited, Major
Insurance Company Limited and various other subsidiaries and  ("Infrastructure companies")
Intermediate holding companies and non-trading companies

The Group now includes Citizens Power LLC and its subsidiaries, which were acquired on 19 May 1997.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

2.  BASIS OF PREPARATION
The financial statements have been prepared to show the performance of the Group for the three years and six months in the period ended 31 March 1997 as if it had been in existence from 1 October 1993 as described below. Peabody and the infrastructure companies were wholly-owned by Hanson throughout that period until they became part of the Group upon completion of the respective Demerger Transactions. Eastern was acquired by Hanson on 18 September 1995.

(i) The financial statements have been prepared using merger accounting principles as if the companies and businesses comprising the Group had been part of the Group for all periods presented, or, in the case of those acquired or disposed of (other than pursuant to the Demerger Transactions) during this period, from or up to the date control passed, as appropriate.

     Some individual elements of the reorganisation under Rollalong and of the Demerger Transactions were for cash consideration. Such individual elements do not satisfy all of the conditions for merger accounting to be permitted in accordance with UK Financial Reporting Standard 6 and Schedule 4A to the Companies Act 1985 (the "Companies Act"), which would require such transfers to be accounted for using acquisition accounting principles.

     The Directors took account of the continuity of ownership under Hanson of all of its energy-related businesses that formed the Group following completion of the Demerger Transactions and considered that the Demerger Transactions, taken as a whole, required the adoption of merger accounting principles in order to show a true and fair view in accordance with section 226(5) of the Companies Act.

     The adoption of acquisition accounting principles for some individual elements of the reorganisation under Rollalong and of the Demerger Transactions would have required: the restatement at fair value of certain assets and liabilities transferred; the recognition of goodwill which, in some cases, would not be representative of that arising had the transfers been conducted at arm's length; and the inclusion of the results of certain businesses only from the various arbitrary dates chosen for the transfers. As a result of the foregoing, in the opinion of the Directors, financial statements using different bases of accounting would not give a true and fair view. No qualification has been given of the effects of this departure because to do so would be misleading.

(ii) Although Eastern was acquired by Hanson on 18 September 1995, its results and cash flows have been included in the financial statements based on an effective acquisition date of 30 September 1995. The results and cash flows for the period 19 to 30 September 1995 are not material.

(iii)Transactions and balances owing between companies and businesses forming part of the Group have been eliminated.

(iv) Interest income and expense prior to the Demerger are based on amounts recorded in the historical financial returns submitted to Hanson in respect of the companies and businesses forming part of the Group. No adjustments have been made to reflect the capital structure of the Group as it is following the Demerger and, as such, the historical level of interest income and expense may not be representative of such amounts following the Demerger.

(v) Taxation charges and liabilities prior to the Demerger are based on amounts recorded in the historical financial returns submitted to Hanson in respect of the companies and businesses forming part of the Group, except that adjustments have been made, where appropriate, to provide for deferred tax liabilities consequent upon the Group being on a stand-alone basis following Demerger. Prior to the Demerger and in previous accounting periods, there were various tax-sharing arrangements between Hanson, those subsidiaries that form part of the Group and other Hanson subsidiaries. These arrangements have had the effect that tax charges shown in the financial statements may not be representative of tax charges that will be incurred following the Demerger.

The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from estimates.

The financial statements have been prepared in accordance with applicable UK Accounting Standards. The principal accounting policies, which have been applied consistently for all periods, are set out below.

Accounting convention
The financial statements have been prepared in accordance with the historical cost convention.

Accounting for acquisitions
Other than in respect of the Demerger Transactions, the results of acquired companies and businesses are dealt with in the financial statements from the date of acquisition. On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable tangible assets and liabilities acquired. Where the consideration paid exceeds the fair value of the net tangible assets acquired, the difference is treated as goodwill and is set off against reserves in the acquisition period.

Associated undertakings
Investments which are not subsidiary undertakings and over which the Group exercises significant influence (other than those which are unincorporated joint ventures) have been accounted for as associated companies using the equity method of accounting. Where the Group has an interest in an unincorporated joint venture or a partnership, such interest has been accounted for as follows:

(i) where all of the ventures share in common the benefits and risks of the entire venture, the Group's interest is accounted for using the equity method of accounting.

(ii) where each venturer has its own separate interest in the benefits and risks, the Group's interest is accounted for using proportional consolidation on a line-by-line basis.

Turnover

Coal sales revenue is recognized at the time of shipment. Electricity and gas sales include an estimated accrual for the value of electricity and gas consumed by customers between the date of their last meter reading and the period end. Turnover is stated exclusive of UK value added tax, but inclusive of related US coal production duties and UK fossil fuel levy.

Tangible fixed assets
(a) Capitalisation

Tangible fixed assets are stated at cost or valuation less accumulated depreciation.

Interest costs relating to the construction or development of production facilities are capitalised during the pre-production period. Interest costs incurred after production has commenced are expensed.

Costs incurred to increase the productive capacity of a coal mine or gas field are capitalised. Costs incurred to maintain the productive capacity of a coal mine or gas field are expensed.

(b) Depreciation and depletion
Buildings and improvements at coal mines are depreciated over the expected productive life of the mine from the date that full production commences.

Depletion of coal and gas reserves is charged on a unit-of-production basis, based on an assessment of available and proven reserves respectively.

Freehold land is not depreciated.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
3.  PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Depreciation of assets other than freehold land, coal and gas reserves and buildings and improvements at coal mines is charged as follows:

Electricity generating station assets            30 years
Electricity distribution system assets           40 years at a rate of 3 per cent per annum for first
                                                 20 years and 2 per cent per annum for remaining 20
                                                 years
Freehold buildings                               up to 60 years
Leasehold buildings                              shorter of 60 years and remaining period of lease
Telecommunications network assets                10 to 40 years
Plant, equipment and motor vehicles              2 to 49 years

(c) Assets held under leases
Assets held under finance leases are included within fixed assets at the capitalized value of future minimum lease payments and are depreciated over the shorter of their lease period and their useful life. The capital element of the future payments is treated as a liability and the interest element is charged to the profit and loss account so as to reflect a constant annual rate of interest on the remaining balance of the outstanding obligation.

Rentals paid on operating leases are charged to the profit and loss account on a straight line basis over the shorter of the lease period and the useful life of the leased asset.

(d) Impairment
At each financial year end, an assessment is made of the recoverability of the balance sheet carrying values of coal and gas assets. This assessment is made individually at the lowest operational level at which income and cash flows are monitored as a separate unit. A reduction in carrying value is triggered when the current book value of such a unit of assets exceeds the undiscounted future cash flows. Where shortfalls in cash flows compared with carrying values arise, the assets are written down to fair value, determined usually by discounted future cash flows generated from the assets.

(e) Reclamation, restoration and abandonment costs
Provision is made for surface reclamation and restoration costs in respect of coal mines and for abandonment costs in respect of gas fields in accordance with local conditions and requirements on the basis of costs estimated at the balance sheet date. The costs are charged to accounting periods on a unit-of-production basis for gas assets and over the life of the mine for coal.

(f) Environmental costs and obligations
Costs incurred in respect of environmental protection are capitalized if they provide future economic benefits for the related production facility. Liabilities for environmental clean-up costs are recognised when clean-ups are probably and the associated costs can be estimated reasonably.

(g) Customers' contributions
Customer contributions to electricity distribution system assets are credited to the profit and loss account over a 40-year period at a rate of 3 per cent per annum for the first 20 years followed by 2 per cent per annum for the following 20 years. The unamortized amount of these contributions is deducted form tangible fixed assets.

(h) Disposals of fixed assets
HM Government is entitled to a proportion of any gain realised by Eastern on certain property disposals made up to 31 March 2000. A provision for drawback in respect of such disposals is made to the extent that it is probable that a liability would crystalize. Such a liability would crystalize when an actual or deemed disposal occurs.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

3.  PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
Stocks
Stocks are stated at the lower of cost and net realisable value. Cost includes labour, supplies, equipment and an appropriate proportion of operating and overhead costs.

Investments
Fixed asset investments are stated at cost or Directors' valuation less provisions for permanent diminutions in value. Current asset investments are stated at the lower of cost and net realisable value. Investment income is included in the financial statements of the period to which it relates.

Foreign currencies
Transactions in foreign currencies are recorded at the exchange rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. All differences on translation are taken to the profit and loss account.

Average rates of exchange ruling during the period are used to translate the profit and loss accounts of overseas subsidiary and associated undertakings. The balance sheets of overseas subsidiary undertakings are translated at rates ruling at the balance sheet date. Differences on translation arising from changes in the sterling value of overseas net assets, together with the differences between profit and loss accounts translated at average rates and at balance sheet rates, are shown as a movement on reserves and in the statement of recognized gains and losses. Other exchange rate differences are dealt with in the profit and loss account for the period.

Deferred taxation
Deferred taxation is provided on the liability method in respect of timing differences except where the liability or asset is not expected to crystallize in the foreseeable future. No deferred tax asset is recognised corresponding to liabilities provided for in respect of post-retirement healthcare benefits. Provision is not made for additional taxation which might be payable if profits retained by overseas companies were distributed as dividends.

Healthcare and other obligations to employees
The Group provides healthcare and other benefits, including workers' compensation benefits, to certain qualifying employees and former employees of the Peabody companies and their dependants under the provisions of various benefit plans or as required by US state or federal law. These benefits are accrued and charged to the profit and loss account over the expected service lives of the employees with the exception of pneumoconiosis (black lung) benefits in respect of employees ceasing employment prior to 1 July 1973, which are accounted for as payments are made. Pneumoconiosis benefits in respect of employees ceasing employment after 30 June 1973 are estimated actuarially; the last actuarial review was performed as at 1 October 1996. Other workers' compensation benefits are also assessed actuarially.

Pension costs
The Group operates retirement benefit schemes in the UK, the US and Australia, in accordance with local regulations and custom. The assets of the schemes are held in separate funds administered by trustees.

The costs of providing pensions are charged to the consolidated profit and loss account over employees' service lives. The pension costs relating to those schemes which provide defined benefits are assessed in accordance with the advice of qualified actuaries.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

4.  SEGMENTAL INFORMATION

By activity:

                                                                                                               SIX MONTHS ENDED
                                                     YEAR ENDED 30 SEPTEMBER                                       31 MARCH
                          ------------------------------------------------------------------------------   ------------------------
                                    1994                       1995                       1996                       1997
                          ------------------------   ------------------------   ------------------------   ------------------------
                                       OPERATING                  OPERATING                  OPERATING                  OPERATING
                          TURNOVER   PROFIT/(LOSS)   TURNOVER   PROFIT/(LOSS)   TURNOVER   PROFIT/(LOSS)   TURNOVER   PROFIT/(LOSS)
                          --------   -------------   --------   -------------   --------   -------------   --------   -------------
                                                                         (L MILLION)
Coal                         1,217             102      1,418             160      1,461             154        647              66
Power                           --              --         --              --      2,178              83      1,801             129
Networks                        --              --         --              --        482             211        274             122
Other                           30              (3)        28             (25)        24              (2)         9              --
Intra-group trading             --              --         --              --       (378)             --       (212)             --
                          --------   -------------   --------   -------------   --------   -------------   --------   -------------
                             1,247              99      1,446             135      3,767             446      2,519             317
Exceptional items               --              --         --              --       (132)             44         --             (20)
                          --------   -------------   --------   -------------   --------   -------------   --------   -------------
                             1,247              99      1,446             135      3,635             490      2,519             297
                          ========   =============   ========   =============   ========   =============   ========   =============

Power turnover includes gas sales of L258 million in the year ended 30 September 1996 and L251 million in the six months ended 31 March 1997.

All intra-group trading represent charges, at market rates, for use of the distribution system from the Networks business to the Power business.

By geographical location:

                                                                                                               SIX MONTHS ENDED
                                                     YEAR ENDED 30 SEPTEMBER                                       31 MARCH
                          ------------------------------------------------------------------------------   ------------------------
                                    1994                       1995                       1996                       1997
                          ------------------------   ------------------------   ------------------------   ------------------------
                                       OPERATING                  OPERATING                  OPERATING                  OPERATING
                          TURNOVER   PROFIT/(LOSS)   TURNOVER   PROFIT/(LOSS)   TURNOVER   PROFIT/(LOSS)   TURNOVER   PROFIT/(LOSS)
                          --------   -------------   --------   -------------   --------   -------------   --------   -------------
                                                                         (L MILLION)
United Kingdom                  22               6         22             (31)     2,303             293      1,853             248
US                           1,108              66      1,297             141      1,317             125        574              52
Australia                      117              27        127              25        147              28         74              14
Other                           --              --         --              --         --              --         18               3
                          --------   -------------   --------   -------------   --------   -------------   --------   -------------
                             1,247              99      1,446             135      3,767             446      2,519             317
Exceptional items               --              --         --              --       (132)             44         --             (20)
                          --------   -------------   --------   -------------   --------   -------------   --------   -------------
                             1,247              99      1,446             135      3,635             490      2,519             297
                          ========   =============   ========   =============   ========   =============   ========   =============

The above analysis of turnover shows the geographical segments from which goods and services are supplied.

Turnover by geographical destination:

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                          YEAR ENDED 30 SEPTEMBER     31 MARCH
                                                          -----------------------    ----------
                                                          1994     1995     1996        1997
                                                          -----    -----    -----    ----------
                                                                       (L MILLION)
United Kingdom                                               27       34    2,183         1,861
North and South America                                   1,053    1,197    1,218           542
Rest of Europe                                               35       57       62            42
Asia/Pacific                                                132      158      172            74
                                                          -----    -----    -----    ----------
                                                          1,247    1,446    3,635         2,519
                                                          =====    =====    =====    ==========

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

4.  SEGMENTAL INFORMATION (CONTINUED)

                                             YEAR ENDED 30 SEPTEMBER                     AS OF 31 MARCH
                            ---------------------------------------------------------   -----------------
                                  1994                1995                1996                1997
                            -----------------   -----------------   -----------------   -----------------
                            TOTAL    CAPITAL    TOTAL    CAPITAL    TOTAL    CAPITAL    TOTAL    CAPITAL
                            ASSETS   EMPLOYED   ASSETS   EMPLOYED   ASSETS   EMPLOYED   ASSETS   EMPLOYED
                            ------   --------   ------   --------   ------   --------   ------   --------
                                                            (L MILLIONS)
By activity:
Coal                        2,933       1,277   3,004       1,399   3,102       1,440   2,975       1,370
Power                          --          --     608         273   1,317         889   1,934       1,117
Networks                       --          --   1,149       1,008   1,192       1,089   1,175       1,063
Other                          86          (7)     69         (23)     30          (4)    105           8
                            -----    --------   -----    --------   -----    --------   -----    --------
                            3,019       1,270   4,830       2,657   5,641       3,414   6,189       3,558
                            =====    ========   =====    ========   =====    ========   =====    ========
By geographical location:
United Kingdom                 44           7   1,780       1,283   2,520       1,981   3,121       2,166
US                          2,685       1,048   2,723       1,154   2,727       1,226   2,706       1,148
Australia                     290         215     327         220     394         207     269         226
Other                          --          --      --          --      --          --      93          18
                            -----    --------   -----    --------   -----    --------   -----    --------
                            3,019       1,270   4,830       2,657   5,641       3,414   6,189       3,558
                            =====    ========   =====    ========   =====    ========   =====    ========

                                                                                       AS OF
                                                               AS OF 30 SEPTEMBER     31 MARCH
                                                              ---------------------   --------
                                                              1994    1995    1996      1997
                                                              -----   -----   -----   --------
                                                                        (L MILLIONS)
Total assets are reconciled to the consolidated balance
  sheet as follows:
Assets analysed by activity                                   3,019   4,830   5,641    6,189
Unallocated cash, investments and other assets                   --     812      87      556
                                                              -----   -----   -----    -----
Total assets                                                  3,019   5,642   5,728    6,745
                                                              =====   =====   =====    =====

                                                                                       AS OF
                                                               AS OF 30 SEPTEMBER     31 MARCH
                                                             ----------------------   --------
                                                             1994    1995     1996      1997
                                                             -----   -----   ------   --------
                                                                       (L MILLIONS)
Capital employed is reconciled to invested
capital/shareholders' equity as follows:
Capital employed by activity                                 1,270   2,657    3,414     3,558
Current and deferred taxes                                     (99)   (303)    (147)     (285)
Dividend                                                        --      --       --       (29)
Borrowings less cash, investments and other unallocated
  assets and liabilities                                      (199)   (246)  (1,082)   (1,399)
                                                             -----   -----   ------    ------
Invested capital/shareholders' equity                          972   2,108    2,185     1,845
                                                             =====   =====   ======    ======

                                                     YEAR ENDED 30 SEPTEMBER
                       ------------------------------------------------------------------------------------
                                  1994                         1995                         1996
                       --------------------------   --------------------------   --------------------------
                                     DEPRECIATION                 DEPRECIATION                 DEPRECIATION
                         CAPITAL         AND          CAPITAL         AND          CAPITAL         AND
                       EXPENDITURE    DEPLETION     EXPENDITURE    DEPLETION     EXPENDITURE    DEPLETION
                       -----------   ------------   -----------   ------------   -----------   ------------
                                                           (L MILLIONS)
By ac-
tivity:
Coal                           133            113           140            119            98            121
Power                           --             --            --             --           134             15
Networks                        --             --            --             --           142             61
Other                           --             --            --             --            --             --
                       -----------   ------------   -----------   ------------   -----------   ------------
                               133            113           140            119           374            197
                       ===========   ============   ===========   ============   ===========   ============

                            SIX MONTHS ENDED
                                31 MARCH
                       --------------------------
                                  1997
                       --------------------------
                                     DEPRECIATION
                         CAPITAL         AND
                       EXPENDITURE    DEPLETION
                       -----------   ------------
                              (L MILLIONS)
By ac-
tivity:
Coal                            43             58
Power                           26             11
Networks                        71             31
Other                           10             --
                       -----------   ------------
                               150            100
                       ===========   ============

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

5.  COSTS AND OVERHEADS LESS OTHER INCOME

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                          YEAR ENDED 30 SEPTEMBER     31 MARCH
                                                          -----------------------    ----------
                                                          1994     1995     1996        1997
                                                          -----    -----    -----    ----------
                                                                      (L MILLIONS)
Changes in stocks of finished goods and work in progress     (6)     (18)     (19)          (10)
Raw materials and consumables                               194      232    1,983         1,334
Employment costs (Note 6)                                   304      321      411           220
Depreciation                                                 60       58      128            64
Depletion                                                    53       61       69            36
Restructuring and reorganisation                             --       29      (29)           20
Other acquisition-related costs of Eastern                   --       --       31            --
Production taxes                                            113      138      162            70
Other operating charges less other income                   430      430      585           488
                                                          -----    -----    -----    ----------
                                                          1,148    1,311    3,321         2,222
                                                          =====    =====    =====    ==========

Included above are costs and overheads for the six months ended 31 March 1997 within Teplarny Brno of L15 million.

The reorganisation expense of L20 million in the six months ended 31 March 1997 reflects full provision for the reopening of Eastern's voluntary severance scheme in its Networks business.

The reorganisation provision created on the acquisition of Eastern in 1995 of L29 million was no longer deemed necessary and was reversed in 1996. A deferred tax asset of L11 million, recognised in 1995 to reflect the taxation relief in respect of this provision, was also reversed in 1996.

Other operating charges less other income for the six months ended 31 March 1997 includes operating lease rentals payable of L138 million (years ended 30 September 1996 L77 million, 1995 L20 million, 1994 L20 million) primarily in respect of plant and machinery.

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                        YEAR ENDED 30 SEPTEMBER       31 MARCH
                                                       --------------------------    ----------
                                                        1994      1995      1996        1997
                                                       ------    ------    ------    ----------
                                                                     (L MILLION)
Audit fees                                                0.4       0.4       0.8           0.6
Non-audit fees payable to Ernst & Young in the
  United Kingdom                                           --        --       7.3           6.1
Non-audit fees payable to Ernst & Young outside the
  United Kingdom and to other auditors                     --        --        --           1.8

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

6.  EMPLOYEES

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                          YEAR ENDED 30 SEPTEMBER     31 MARCH
                                                          ------------------------   ----------
                                                           1994     1995     1996       1997
                                                          ------   ------   ------   ----------
                                                                    (L MILLIONS)
(a) Employment costs
Wages and salaries                                           270      288      411          208
Employers' social security costs                              20       20       28           14
Post-retirement benefits                                      --       --       --           17
Pension costs (Note 23)                                       14       13       17           10
                                                          ------   ------   ------   ----------
                                                             304      321      456          249
Less: amounts capitalized                                     --       --      (45)         (29)
                                                          ------   ------   ------   ----------
Charged to profit and loss account                           304      321      411          220
                                                          ======   ======   ======   ==========

(b) Numbers employed
The average number of persons employed by the Group was:

                                                                       (NUMBER)
United Kingdom                                                193      201    6,195      6,770
US                                                          7,442    7,336    6,824      6,549
Australia                                                   1,054    1,069    1,098      1,120
Other                                                          --       --       --        669
                                                           ------   ------   ------     ------
                                                            8,689    8,606   14,117     15,108
                                                           ======   ======   ======     ======

The average number of persons employed by the Group by activity was:

Coal                                                        8,488    8,399    7,916      7,670
Power                                                          --       --    1,630      2,906
Networks                                                       --       --    4,370      4,256
Other                                                         201      207      201        276
                                                           ------   ------   ------     ------
                                                            8,689    8,606   14,117     15,108
                                                           ======   ======   ======     ======

7.  EXCEPTIONAL ITEMS

During 1996, the Group received an interim dividend of L11 million and special dividends (net of associated costs) totaling L165 million connected with the flotation of The National Grid Group plc ("National Grid Group"). Amounts credited to electricity customers in the form of a discount on electricity bills connected with this flotation totalled L132 million.

The profit on disposal of First Hydro of L25 million in 1996 arose on the disposal of the Group's interest in the pumped storage business of National Grid Group.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

8.  NET INTEREST

Prior to the Demerger, a significant proportion of the Group's cash and bank balances and borrowing requirements were transferred to, or provided by, the Hanson Group. No interest was received or paid on the amounts so transferred or provided.

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                       YEAR ENDED 30 SEPTEMBER             31 MARCH
                                                --------------------------------------    ----------
                                                   1994          1995          1996          1997
                                                ----------    ----------    ----------    ----------
                                                                    (L MILLION)
Interest expense
  On loans wholly repayable within five years            7             5            68            42
  On other loans                                        10            10            20            35
Interest capitalised                                    --            --            (8)           (5)
                                                ----------    ----------    ----------    ----------
                                                        17            15            80            72
Interest income                                         (3)           (4)          (37)          (35)
                                                ----------    ----------    ----------    ----------
Net interest expense                                    14            11            43            37
                                                ==========    ==========    ==========    ==========

Included in interest payable for the six months ended 31 March 1997 is L3 million relating to finance leases (year ended 30 September 1996: L7 million).

9.  TAXATION CHARGE/(CREDIT)

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                       YEAR ENDED 30 SEPTEMBER             31 MARCH
                                                --------------------------------------    ----------
                                                   1994          1995          1996          1997
                                                ----------    ----------    ----------    ----------
                                                                    (L MILLION)
UNITED KINGDOM
Corporation tax at 33 per cent                          --            --             3            68
Adjustment in respect of previous years                 --            --           (15)           --
Advance corporation tax written off                      1            --            --            --
Deferred taxation                                       --           (11)           22             2
Tax credit on franked investment income                 --            --            29            --
                                                ----------    ----------    ----------    ----------
                                                         1           (11)           39            70
OVERSEAS
Current taxation                                        21            25            19             7
Deferred taxation                                       (5)           42            57             4
                                                ----------    ----------    ----------    ----------
Charge for the period                                   17            56           115            81
                                                ==========    ==========    ==========    ==========
The taxation charge for the period has been
  reduced by the following amounts arising
  from group relief surrendered for nil
  consideration by other Hanson Group
  companies                                             --            --            30            26
                                                ==========    ==========    ==========    ==========

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

9.  TAXATION CHARGE/(CREDIT) (CONTINUED)
The tax charge for the six months ended 31 March 1997 is net of a credit of L1 million in respect of an exceptional item. If full provision had been made for deferred tax for the period ended 31 March 1997, the tax charge would have decreased by L71 million (year ended 30 September 1996 increased by L31 million, 1995 Lnil, 1994 reduced by L6 million) being L38 million in respect of capital allowances in excess of depreciation and L33 million in respect of other timing differences. As a result of the stand-alone basis of providing for deferred tax, the charge for deferred tax shown above was increased by L57 million for the year ended 30 September 1996 (1995 L42 million, 1994 reduced by L5 million).

As a result of the surrender of group relief for nil consideration, together with the taxation effects of the National Grid Group flotation, the tax charge shown for the three years ended 30 September 1996 is not representative of the charge that may arise following the Demerger Transactions.

A reconciliation of the tax charge at the UK statutory rate of corporation tax to the actual tax charge is as follows:

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                       YEAR ENDED 30 SEPTEMBER             31 MARCH
                                                --------------------------------------    ----------
                                                   1994          1995          1996          1997
                                                ----------    ----------    ----------    ----------
                                                                    (L MILLION)
Profit before taxation                                  85           124           472           260
                                                ==========    ==========    ==========    ==========
National UK corporation tax at 33 per cent              28            41           156            86
Permanent differences                                   (4)          (20)           (4)           16
Timing differences                                      (4)            3           (31)           --
Free group relief                                       --            --           (30)          (26)
Effect of overseas tax rates                            (3)           32            39             4
Adjustments in respect of prior years                   --            --           (15)           --
Other                                                   --            --            --             1
                                                ----------    ----------    ----------    ----------
Actual tax charge                                       17            56           115            81
                                                ==========    ==========    ==========    ==========

10.  EARNINGS PER SHARE

Earnings per share are based on the profit for each period and on 521 million ordinary shares for each of the three years in the period ended 30 September 1996, being the number of ordinary shares in the Company which were issued in respect of the Demerger.

Earnings per share for the six months ended 31 March 1997 are based on 519 million ordinary shares. This excludes the 2 million shares held as at 31 March 1997 by The Energy Group Employee Benefit Trust which has waived its right to dividends on the shares it holds.

Adjusted earnings per share are based on the same number of shares and the profit for the relevant period after excluding the items relating to the National Grid Group flotation, the profit on disposal of First Hydro, the exceptional restructuring and reorganisation and the related taxation as follows:

                                                                                  SIX MONTHS
                                                                                    ENDED
                                               YEAR ENDED 30 SEPTEMBER             31 MARCH
                                        --------------------------------------    ----------
                                           1994          1995          1996          1997
                                        ----------    ----------    ----------    ----------
                                                            (L MILLION)
Profit for the period as reported               68            68           357           179
Adjusted for
  National Grid Group flotation                 --            --           (44)           --
  Profit on disposal of First Hydro             --            --           (25)           --
  Exceptional restructuring and
     reorganisation cost                        --            --            --            20
  Related taxation                              --            --            29            (1)
                                        ----------    ----------    ----------    ----------
Profit as adjusted                              68            68           317           198
                                        ==========    ==========    ==========    ==========

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

11.  DIVIDEND

                                                                          SIX MONTHS
                                                                            ENDED
                                                                           31 MARCH
                                                              PENCE PER    1997 IN
                                                                SHARE      MILLION
                                                              ---------   ----------
Dividend paid to ordinary shareholders on 4 July 1997              5.5p           29

Prior to the Demerger, the businesses comprising The Energy Group PLC were owned by Hanson and appropriations of cash and other assets have been treated as diminutions in net assets.

12.  TANGIBLE FIXED ASSETS

                                                                                           PLANT,
                                                      OIL                                 EQUIPMENT
                                        LAND AND    AND GAS   DISTRIBUTION   GENERATING   AND WATER
                                        BUILDINGS   ASSETS       SYSTEM       STATIONS    VEHICLES    TOTAL
                                        ---------   -------   ------------   ----------   ---------   -----
                                                                    (L MILLION)
COST
As at 1 October 1993                          --      2,298             --           --         832   3,130
Exchange adjustments                          --        (99)            --           --         (26)   (125)
Additions                                     --         55             --           --          77     132
Disposals                                     --       (101)            --           --         (52)   (153)
                                        --------    -------   ------------   ----------   ---------   -----
As at 30 September 1994                       --      2,153             --           --         831   2,984
Exchange adjustments                          --         (5)            --           --          --      (5)
Additions                                     --         36             --           --         104     140
Acquisitions                                  78        228            904          261         118   1,589
Disposals and other                           --        (30)            --           --         (72)   (102)
                                        --------    -------   ------------   ----------   ---------   -----
As at 30 September 1995                       78      2,382            904          261         981   4,606
Exchange adjustments                          --         35             --           --          18      53
Additions                                     14         55             83           93         129     374
Disposals                                    (17)        (6)            --           --         (32)    (55)
                                        --------    -------   ------------   ----------   ---------   -----
As at 30 September 1996                       75      2,466            987          354       1,096   4,978
Exchange adjustments                          --       (116)            --           --         (45)   (161)
Additions                                     14         21             48           13          54     150
Acquisitions                                  --         --             --           36           7      43
Disposals and other                           --        (75)            (3)          (1)        (44)   (123)
                                        --------    -------   ------------   ----------   ---------   -----
As at 31 March 1997                           89      2,296          1,032          402       1,068   4,887
                                        ========    =======   ============   ==========   =========   =====

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

12.  TANGIBLE FIXED ASSETS (CONTINUED)

                                                                                           PLANT,
                                                      OIL                                 EQUIPMENT
                                        LAND AND    AND GAS   DISTRIBUTION   GENERATING   AND WATER
                                        BUILDINGS   ASSETS       SYSTEM       STATIONS    VEHICLES    TOTAL
                                        ---------   -------   ------------   ----------   ---------   -----
                                                                    (L MILLION)
ACCUMULATED DEPRECIATION AND DEPLETION
As at 1 October 1993                          --        289             --           --         505     794
Exchange adjustments                          --        (14)            --           --         (18)    (32)
Charge for the year                           --         53             --           --          60     113
Disposals                                     --        (34)            --           --         (47)    (81)
                                        --------    -------   ------------   ----------   ---------   -----
As at 30 September 1994                       --        294             --           --         500     794
Exchange adjustments                          --         (2)            --           --          --      (2)
Charge for the period                         --         61             --           --          58     119
Disposals                                     --        (23)            --           --         (56)    (79)
                                        --------    -------   ------------   ----------   ---------   -----
As at 30 September 1995                       --        330             --           --         502     832
Exchange adjustments                          --          6             --           --          10      16
Charge for the year                            2         69             39            7          80     197
Disposals                                     --        (16)            --           --         (26)    (42)
                                        --------    -------   ------------   ----------   ---------   -----
As at 30 September 1996                        2        389             39            7         566   1,003
Exchange adjustments                          --        (19)            --           --         (26)    (45)
Charge for the period                          1         36             20           --          43     100
Disposals and other                           --        (20)            --           (1)        (60)    (81)
                                        --------    -------   ------------   ----------   ---------   -----
As at 31 March 1997                            3        386             59            6         523     977
                                        ========    =======   ============   ==========   =========   =====
NET BOOK VALUE
As at 1 October 1993                          --      2,009             --           --         327   2,336
                                        ========    =======   ============   ==========   =========   =====
As at 30 September 1994                       --      1,859             --           --         331   2,190
                                        ========    =======   ============   ==========   =========   =====
As at 30 September 1995                       78      2,052            904          261         479   3,774
                                        ========    =======   ============   ==========   =========   =====
As at 30 September 1996                       73      2,077            948          347         530   3,975
                                        ========    =======   ============   ==========   =========   =====
As at 31 March 1997                           86      1,910            973          396         545   3,910
                                        ========    =======   ============   ==========   =========   =====

The net book value of land and buildings at 31 March 1997 comprises freeholds of L85 million (30 September 1996 L72 million), long leaseholds of L1 million (30 September 1996 L1 million) and short leaseholds of Lnil (30 September 1996
Lnil).

Coal and gas assets at 31 March 1997 include natural gas assets with a cost of L40 million (30 September 1996 L35 million), accumulated depletion of L8 million (30 September 1996 L2 million) and net book value of L32 million (30 September 1996 L33 million).

Capitalised interest at 31 March 1997 included within fixed assets amounts to L13 million (30 September 1996 L8 million).

The cost of distribution system fixed assets at 31 March 1997 is shown net of customer contributions of L359 million (30 September 1996 L343 million). The net book value of customer contributions at 31 March 1997 was L267 million (30 September 1996 L256 million).

Other movements consist mainly of the change in treatment of Black Beauty Coal Company which is described in Note 13.

Assets in the course of construction at 31 March 1997 amounted to L298 million (30 September 1996 L310 million).

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

12.  TANGIBLE FIXED ASSETS (CONTINUED)
Generating stations include assets held under finance leases as follows:

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLIONS)
Cost                                                                   128         128
Accumulated depreciation                                               (12)        (14)
                                                              ------------    --------
Net book value                                                         116         114
                                                              ============    ========

13.  FIXED ASSET INVESTMENTS

                                                                 UNFIXED INVESTMENTS
                                               -------------------------------------------------------
                                               LOANS TO    ASSOCIATED            INVESTMENT IN
                                               MODERATOR   UNDERTAKING   OTHER    OWN SHARES     TOTAL
                                               ---------   -----------   -----   -------------   -----
                                                                     (L MILLION)
As at 1 October 1993                                  --             5      --              --       5
Share of retained profit                              --             1      --              --       1
                                               ---------   -----------   -----   -------------   -----
As at 30 September 1994                               --             6      --              --       6
Acquisitions                                          16            --      15              --      31
                                               ---------   -----------   -----   -------------   -----
As at 30 September 1995                               16             6      15              --      37
Disposals                                            (16)           (1)     (3)             --     (20)
                                               ---------   -----------   -----   -------------   -----
As at 30 September 1996                               --             5      12              --      17
Adjustment                                            --            25      --              --      25
Acquisitions                                          --            --       2              --       2
Additions                                             --            --      28              11      39
Share of retained profit                              --             1      --              --       1
Disposals                                             --            --     (12)             --     (12)
                                               ---------   -----------   -----   -------------   -----
As at 31 March 1997                                   --            31      30              11      72
                                               =========   ===========   =====   =============   =====

The investment in own shares represents The Energy Group Employee Benefit Trust's investment in the company's shares.

The Energy Group Employee Benefit Trust has been established to acquire ordinary shares in the company, by subscription or purchase, with funds provided by the company to satisfy rights to shares arising on the exercise of share options and on the vesting of performance-related share awards. At 31 March 1997 the trust had acquired 2,250,000 ordinary shares at a cost of L10.7 million, financed by interest-free loans from the company, which at the balance sheet data totalled L15 million. Since 31 March 1997 the trust has acquired a further 1,850,891 ordinary shares at a cost of L9.3 million and a further interest-free loan of L5 million has been made to the trust. The trust has waived its right to dividends on the ordinary shares held by it.

The principal associated undertaking at 31 March 1997 was:

                                                    FINANCIAL     SHARE CAPITAL    PRE-TAX      %
                                        COUNTRY     YEAR END      AND RESERVES     PROFIT     OWNED
                                        -------    -----------    -------------    -------    -----
Black Beauty Coal Company                   USA    31 December             L74m        L6m       33

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

13.  FIXED ASSET INVESTMENTS (CONTINUED)
Following a detailed consideration of the nature of the joint venture agreement governing Black Beauty Coal Company ("BBCC"), the Group's interest in that operation is now accounted for on an equity accounting basis, rather than the proportional consolidation basis which had historically been applied. This change in treatment better reflects the nature of the Group's interest in the operation, its revenues and its assets. A summary of the effect of this change in accounting treatment on the Group balance sheet is shown below:

                                                                  GROUP'S SHARE OF
                                                                BBCC'S BALANCE SHEET
                                                              ------------------------
                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
Tangible fixed assets                                                   41          44
Working capital                                                         37          43
Net debt                                                               (53)        (62)
                                                              ------------    --------
Group's share of net assets                                             25          25
                                                              ============    ========

Each of the individual items in the summarised BBCC balance sheet at 30 September 1996 was included within the Group balance sheet as at 30 September 1996 under proportional consolidation. During the six month period ended 31 March 1997 adjustments have been made to remove these items due to the change in treatment. The above BBCC balance sheet analysis as at 31 March 1997 is purely for information purposes as it is only the Group's share of the net assets of BBCC which is included within the consolidated balance sheet under "Fixed Asset Investments -- Associated Undertakings." The balance at the start of the period is shown as an adjustment in the above table of fixed asset investments.

14.  STOCKS

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
Raw materials and consumables                                          152         118
Work in progress                                                        52          66
Finished stock and items for resale                                     50          72
                                                              ------------    --------
                                                                       254         256
                                                              ============    ========

15.  DEBTORS

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
Amounts falling due after more than one year
  Trade debtors                                                         --           6
  Advance corporation tax recoverable                                   84          91
  Royalties receivable and other debtors                               182         232
  Operating lease prepayments                                          270         232
                                                              ------------    --------
                                                                       536         561
                                                              ============    ========
Amounts falling due within one year
  Trade debtors                                                        502         647
  Other debtors and prepayments                                        261         151
                                                              ------------    --------
                                                                       763         798
                                                              ============    ========

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

16.  CURRENT ASSET INVESTMENTS

At 31 March 1997 and at 30 September 1996 all current asset investments were in unlisted entities.

17.  SHORT-TERM DEPOSITS

At 31 March 1997, L408 million of the short-term deposits has been used to cash-collateralise existing future obligations to certain banks in respect of the funding of the operating leases of power stations leased from National Power.

18.  CREDITORS

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
Amounts falling due within one year
  Bank overdrafts                                                      119          61
  Short-term loans                                                      14         732
  Commercial paper                                                     144          --
  Finance leases                                                        10           6
  Trade creditors                                                      313         376
  Corporation tax                                                       39         105
  Other taxation and social security                                    61          20
  Other creditors                                                       49         148
  Accruals and deferred income                                         292         270
  Dividend                                                              --          29
                                                              ------------    --------
                                                                     1,041       1,747
                                                              ============    ========

Weighted average interest rates at 31 March 1997 on bank overdrafts were 12.8 per cent, and on short-term loans and commercial paper, 6.5 per cent.

Weighted average interest rates at 30 September 1996 on bank overdrafts were 7.4 per cent, short-term loans, 7.5 per cent and commercial paper 7.1 per cent.

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
Amounts falling due after more than one year
  Loans not wholly repayable within 5 years
     $300 million 5% subordinated income note 2006                     192         170
     L350 million 8.375% bonds 2004                                    347         348
     L200 million 8.5% bonds 2025                                      197         197
                                                              ------------    --------
                                                                       736         715
  Other loans repayable within 5 years                                  56         791
  Net obligations under finance leases                                 153         149
                                                              ------------    --------
                                                                       945       1,655
                                                              ============    ========

L100 million of the L350 million 8.375 per cent bonds has been converted into floating rate debt by way of interest rate swaps expiring in 2004. At 31 March 1997, the weighted average interest rate payable was 7.4 per cent (30 September 1996 5.7 per cent). Amounts shown above for bonds are net of unamortised issue costs.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

18.  CREDITORS (CONTINUED)
Long-term debt and finance leases are repayable as follows:

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
1998                                                                    29          --
1999                                                                    32         227
2000                                                                    43         243
2001                                                                    28         261
2002                                                                    26         149
thereafter                                                             787         775
                                                              ------------    --------
                                                                       945       1,655
                                                              ============    ========

Long-term debt and finance leases are denominated in the following currencies:

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
Sterling                                                               689       1,473
US dollars                                                             248         174
Australian dollars                                                       8           8
                                                              ------------    --------
                                                                       945       1,655
                                                              ============    ========

The Group is exposed to loss in the event of non-performance by banks under currency swap and interest rate protection agreements described above. The extent of this exposure varies with the prevailing interest and currency rates and was not material throughout the period. No single bank was party as at 31 March 1997 to more than L235 million nominal value of such agreements. The Group does not anticipate non-performance by any of its counterparties.

Obligations of commercial banks under standby letters of credit totalled L135 million as at 31 March 1997.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

19.  PROVISIONS FOR LIABILITIES AND CHARGES

                                                HEALTH CARE      RECLAMATION
                                                    AND              AND
                                               OBLIGATIONS TO   ENVIRONMENTAL   DEFERRED
                                                 EMPLOYEES       OBLIGATIONS    TANGIBLES    OTHER    TOTAL
                                               --------------   -------------   ---------    -----    -----
                                                                       (L MILLION)
As at 1 October 1993                                      966             378        101        68    1,513
Exchange adjustments                                      (49)            (20)        (5)       (2)     (76)
Utilised in year                                          (84)            (38)        (4)       (8)    (134)
Provided/(released) in year                                84              (8)        (5)        2       73
Acquisitions                                               --              (3)        --        (1)      (4)
                                               --------------   -------------   --------     -----    -----

As at 30 September 1994                                   917             309         87        59    1,372
Exchange adjustments                                       (3)             (1)        (2)       --       (6)
Utilised in year                                          (68)            (43)        --       (29)    (140)
Provided/(released) in year                                65              23         42        36      166
Acquisitions                                                8              17         86       258      369
                                               --------------   -------------   --------     -----    -----

As at 30 September 1995                                   919             305        213       324    1,761
Exchange adjustments                                       12               4          1        --       17
Utilised in year                                          (80)            (43)         7       (62)    (178)
Provided/(released) in year                                48              19         57        (4)     120
Acquisition adjustment (Note 16)                           --              --        (86)      (77)    (163)
                                               --------------   -------------   --------     -----    -----

As at 30 September 1996                                   899             285        192       181    1,557
Exchange adjustments                                      (43)            (14)        (9)       (1)     (67)
Utilised in period                                        (34)            (13)        (7)      (15)     (69)
Provided in period                                         26              22          4        25       77
                                               --------------   -------------   --------     -----    -----

As at 31 March 1997                                       848             280        180       190    1,498
                                               ==============   =============   ========     =====    =====

Deferred tax provided as at 30 September 1996 included L142 million in respect of liabilities recognised by the Group, consequent upon being on a stand-alone basis following the Demerger. The provided and unprovided liabilities to deferred taxation were as follows:

                                                         AMOUNTS PROVIDED         AMOUNTS UNPROVIDED
                                                      -----------------------   -----------------------
                                                         AS AT        AS AT        AS AT        AS AT
                                                      30 SEPTEMBER   31 MARCH   30 SEPTEMBER   31 MARCH
                                                      ------------   --------   ------------   --------
                                                          1996         1997         1996         1997
                                                      ------------   --------   ------------   --------
                                                                         (L MILLION)
Excess of capital allowances                                   100         87            803        753
Post-retirement healthcare benefits                             --         --           (226)      (215)
Other timing differences                                        92         93           (200)      (220)
                                                      ------------   --------   ------------   --------
                                                               192        180            377        318
                                                      ============   ========   ============   ========

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

20.  ACQUISITIONS

During the six months ended 31 March 1997 the Group acquired 52.8 per cent. of the issued share capital of Teplarny Brno a.s., a heating and generation company based in the Czech Republic. For the period since acquisition, turnover of L18 million and operating profit of L3 million in respect of this acquisition are included within the consolidated profit and loss account. The total purchase consideration for the acquisition of this 52.8 per cent. interest was L21 million. Its operating assets and liabilities were as follows:

                                                                 SIX MONTHS ENDED 31 MARCH 1997
                                                             ---------------------------------------
                                                             BOOK VALUE    ADJUSTMENTS    FAIR VALUE
                                                             ----------    -----------    ----------
                                                                           (L MILLION)
Tangible fixed assets                                                33             10            43
Fixed asset investments                                               2             --             2
Working capital                                                      (4)            (2)           (6)
Cash                                                                  1             --             1
                                                             ----------    -----------    ----------
                                                                     32              8            40
                                                             ==========    ===========    ==========
Cash consideration                                                                                21
Minority interest                                                                                 19
                                                                                          ----------
                                                                                                  40
                                                                                          ==========
The net cash flow for the acquisition was:
  Cash consideration                                                                              21
  Cash acquired                                                                                   (1)
                                                                                          ----------
Net cash paid                                                                                     20
                                                                                          ==========

Fair value adjustments were made to the book value of the assets and liabilities of the above acquisition to bring them into alignment with the Group's accounting policies and to adjust where applicable the carrying values of certain assets and liabilities.

The above figures reflect a preliminary allocation of the purchase consideration to the net assets and liabilities of the acquisition made in the period. The preliminary allocation will be reviewed based on additional information up to 31 March 1998. The Directors do not believe that any net adjustments resulting from such a review would have a material adverse effect on the Group.

For the year prior to acquisition, Teplarny Brno reported profit after tax of L4 million.

There were no significant acquisitions in the year ended 30 September 1994 and the year ended 30 September 1996.

Eastern was acquired by Hanson on 18 September 1995. As explained above, Eastern has been included in the balance sheet of the Group as at 30 September 1995 and in its results from 1 October 1995. The Caballo and Rawhide mines were acquired by Peabody on 1 November 1994.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

20.  ACQUISITIONS (CONTINUED)
The operating assets and liabilities of Eastern and the Caballo and Rawhide mines together with the fair value adjustments were as follows:

                                                             YEAR ENDED 30 SEPTEMBER
                             ----------------------------------------------------------------------------------------
                                                         1995                                          1996
                             -------------------------------------------------------------   ------------------------
                                         CABALLO
                             EASTERN   AND RAWHIDE
                              BOOK        MINES        TOTAL         TOTAL        TOTAL         TOTAL        TOTAL
                              VALUE    BOOK VALUE    BOOK VALUE   ADJUSTMENTS   FAIR VALUE   ADJUSTMENTS   FAIR VALUE
                             -------   -----------   ----------   -----------   ----------   -----------   ----------
                                                                   (L MILLION)
Fixed assets                   1,106           124        1,230           359        1,589            --        1,589
Stock                             12            10           22            --           22            --           22
Debtors                          379             2          381           (13)         368            13          381
Cash                             264            --          264            --          264            --          264
Unlisted investments             284            --          284           295          579            44          623
Creditors                       (392)          (10)        (402)          (17)        (419)           17         (402)
Loans and finance leases        (688)           --         (688)           --         (688)           --         (688)
Provisions for liabilities
  and charges                   (129)          (11)        (140)         (220)        (360)          147         (213)
                             -------   -----------   ----------   -----------   ----------   -----------   ----------
                                 836           115          951           404        1,355           221        1,576
                             =======   ===========   ==========   ===========   ==========   ===========   ==========
Consideration (Eastern L2,496 million; Caballo and Rawhide L227 million)             2,723                      2,723
Goodwill (Eastern)                                                                  (1,368)                    (1,147)
                                                                                ----------                 ----------
                                                                                     1,355                      1,576
                                                                                ==========                 ==========

The following fair value adjustments relating to Eastern and the Caballo and Rawhide mines were made to the book values of the assets and liabilities acquired:

                                                                   YEAR ENDED 30 SEPTEMBER
                                                       -----------------------------------------------
                                                                   1995                     1996
                                                       -----------------------------   ---------------
                                                                   CABALLO
                                                                 AND RAWHIDE
                                                       EASTERN      MINES      TOTAL   EASTERN   TOTAL
                                                       -------   -----------   -----   -------   -----
                                                                         (L MILLION)
Tangible fixed assets                                      242           117     359        --     359
Unlisted investments                                       295            --     295        44     339
Debtors                                                    (13)           --     (13)       13      --
Liabilities in respect of purchase contracts              (129)           --    (129)       61     (68)
Creditors                                                  (17)           --     (17)       17      --
Deferred tax                                               (86)           --     (86)       86      --
Other liabilities                                           --            (5)     (5)       --      (5)
                                                       -------   -----------   -----   -------   -----
                                                           292           112     404       221     625
                                                       =======   ===========   =====   =======   =====

Goodwill arising at the time of acquisition of Eastern of L1,368 million was reduced in 1996 by L221 million, principally as a result of the release of provisions no longer considered necessary.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

20.  ACQUISITIONS (CONTINUED)
All of the above acquisitions have been accounted for using the acquisition method of accounting. Had the acquisitions been made at the beginning of the years in which they were actually made and at the beginning of the respective previous years, the unaudited pro forma results of operations of the Group would have been as follows:

                                                              YEAR ENDED 30 SEPTEMBER
                                                              ------------------------
                                                               1994              1995
                                                              ------            ------
                                                                    (L MILLION)
Turnover                                                      3,109             3,640
Profit for the year                                             210               132
Earnings per share                                             40.3p             25.3p

The acquisition of Teplarny Brno would not have had a material impact on the Group's results prior to acquisition.

21.  CONTINGENT LIABILITIES

Certain properties in the US in which the Group has or has had an interest are subject to actual or potential environmental claims. The Directors have made a L42 million provision, included in provisions for reclamation and environmental obligations (Note 19), in relation to these claims, but significant uncertainty exists as to whether these claims will be pursued against the Group in all cases and, where they are pursued, the amount of the eventual costs and liabilities. In the event that future costs and liabilities are in excess of amounts accrued, the Directors do not anticipate that they will have a material adverse effect on the consolidated results of operations, financial portion or liquidity of the Group.

In February 1997 final determinations were made against The National Grid Company plc ("National Grid") and its group trustees by the Pensions Ombudsman on complaints by two pensioners in National Grid's section of the Electricity Supply Pension Scheme ("ESPS") relating to the use of the surplus arising under the actuarial valuation of the National Grid section as at 31 March 1992 to meet certain additional costs arising from the payment of pensions on early retirement pursuant to reorganisation or redundancy and certain additional contributions. These determinations were set aside by the High Court on 10 June 1997 and the arrangements made by National Grid and its trustees in dealing with its section's surplus were confirmed. The two pensioners have now appealed against this decision. If a similar complaint were to be made against Eastern in relation to its use of actuarial surplus in its section of the ESPS, it would resist it, ultimately through the courts. However, if a determination were finally to be made against it and upheld by the courts, Eastern could have a potential liability to repay to its section of the ESPS an amount estimated by the Directors to be up to L75 million (exclusive of any applicable interest charges).

The Group is subject to business risks which are actively managed against exposures.

22.  FINANCIAL COMMITMENTS

(a) Capital commitments of the Group were as follows:

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLIONS)
Contracted but not provided for                                         83         146
                                                              ============    ========

(b) Gas take or pay contracts

There are various types of contracts for the purchase of gas. Almost all include "take or pay" obligations under which the buyer agrees to pay for a minimum quantity of gas in a year. In order to help meet the expected needs of its wholesale and retail customers. Eastern has entered into a range of gas purchase contracts. As at 31 March 1997 the commitments under long-term gas purchase contracts amounted to an estimated L2.2 billion (30 September 1996 L2.3 billion) covering periods up to 18 years forward. The Directors do not consider it likely, on the basis of the Group's current expectations of demand from its customers as compared with its take or pay obligations under such purchase contracts, that any material payments will become due from the Group for gas not taken.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

22.  FINANCIAL COMMITMENTS (CONTINUED)
(c) The future minimum rental commitments at 31 March 1997, under finance leases and non-cancellable operating leases, together with the present value of minimum lease payments under finance leases were as follows:

                                                              OPERATING    FINANCE
                    YEAR ENDING 31 MARCH                       LEASES      LEASES
                    --------------------                      ---------    -------
                                                                  (L MILLION)
1998                                                                 22         16
1999                                                                 66         19
2000                                                                 62         20
2001                                                                 38         18
2002                                                                 36         17
thereafter                                                          120        121
                                                              ---------    -------
Total minimum lease payments                                        344        211
                                                              =========
Less amount representing interest                                              (56)
                                                                           -------
Present value of minimum lease payments                                        155
                                                                           =======

The majority of the operating lease commitments relate to coal-fired power stations. Additional payments of approximately L6 per megawatt hour (indexed) linked to output levels from these stations are payable for between the first five and seven years of their operation by the Group.

(d) The annual commitments under non-cancellable operating leases at 30 September 1996 and 31 March 1997 were:

                                                           30 SEPTEMBER 1996       31 MARCH 1997
                                                           ------------------    ------------------
                                                           LAND AND              LAND AND
                                                           BUILDINGS    OTHER    BUILDINGS    OTHER
                                                           ---------    -----    ---------    -----
                                                                         (L MILLION)
Leases expiring
Within one year                                                   --       --           --       --
Within two to five years                                          --        9            2        5
After five years                                                   2       29            1       14
                                                           ---------    -----    ---------    -----
                                                                   2       38            3       19
                                                           =========    =====    =========    =====

23.  PENSION AND POST-RETIREMENT HEALTHCARE

PENSIONS

The Group participates in several defined benefit pension plans in the UK, the US and Australia which cover the majority of employees. The benefits for these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions.

The total cost of all pensions of the Group in the years ended 30 September 1994, 1995 and 1996 and the six months ended 31 March 1997, was L14 million, L13 million, L17 million and L10 million, respectively. The amount for 1996 includes L4 million relating to UK employees and L10 million in respect of additional one-off cash retirement costs for US employees.

In the US, Peabody sponsors four main defined benefit pension plans. With the exception of one plan, assets are set aside in separate trustee-administered funds. Each of these plans is assessed annually by independent qualified actuaries using the projected unit method, the latest valuations being as at 30 September 1996. In addition, Peabody participates in two multi-employer plans. In these plans, the assets contributed by the participating employers are aggregated and the contributions payable are determined by independent qualified actuaries in accordance with industry-wide agreements. Peabody also has a number of defined contribution plans. Costs relating to the multi-employer and the defined contribution plans are recognised as incurred.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

23.  PENSION AND POST-RETIREMENT HEALTHCARE (CONTINUED)
In the UK, the majority of Eastern employees are members of the ESPS which provides pensions of a defined benefit nature for employees throughout the Electricity Supply industry. The ESPS operates on the basis that there is no cross-subsidy between employers and the financing of Eastern's pension liabilities is therefore independent of the experience of other participating employers. The assets of the ESPS are held in a separate trustee-administered fund.

The pension cost relating to the Eastern part of the ESPS is assessed in accordance with the advice of independent qualified actuaries using the projected unit method. The latest actuarial valuation was carried out as at 31 March 1995.

The total market value of the assets of the US plans, excluding the multi-employer and defined contribution plans, was L255 million as at 30 September 1996. The market value of the assets of Eastern's section of the ESPS was L681 million at 31 March 1995.

The assumptions which had the most significant effect on the results of the valuations were that the rate of investment return would exceed salary increases (exclusive of merit awards) by 2 1/2 per cent. per annum for the UK plans and by an average 3 1/2 per cent. per annum in the US, and with investment returns in the UK being assumed to exceed future pension increases by 4 per cent. per annum. The actuarial value of the assets was sufficient to cover 104 per cent. of the benefits that had accrued to members in the UK and 98 per cent. in the US.

Provisions for liabilities and charges (Note 19) include a provision of L4 million (provision of L1 million at 30 September 1994 and L10 million at 30 September 1995, prepayment of L1 million at 30 September 1996) representing the excess of the accumulated amount charged against the Group's profits in respect of pension costs over the contributions paid to the plans concerned.

POST-RETIREMENT HEALTHCARE

The Group also provides post-retirement health care and life assurance benefits under plans mainly in the US to certain groups of its retired and active employees.

As at 31 March 1997 the accumulated post-retirement benefit obligation excluding pensions, as assessed by independent qualified actuaries, for retirees and the obligation for prior service costs of currently active employees is approximately L576 million. The charge for the six months ended 31 March 1997 has been accrued based upon actuarial calculations determined in accordance with required accounting standards. This resulted in the recognition of service costs for benefits earned during the period of approximately L2 million, and interest cost on accumulated benefit obligations of approximately L21 million. The actuarial assumptions used to estimate the obligations vary according to the claims experience and economic conditions relevant to each plan. It has been assumed that the annual per capita cost of benefits will increase 6-8 per cent. depending on claims experience and economic conditions relevant to each plan. This rate is assumed to decrease 1/2 per cent. a year to 5 per cent. The weighted average discount rate used in determining the accumulated post-retirement benefit obligation was 7 1/2 per cent. as at 31 March 1997.

24. RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                                    SIX MONTHS
                                                                                      ENDED
                                                        YEAR ENDED 30 SEPTEMBER      31 MARCH
                                                       --------------------------   ----------
                                                       1994      1995       1996       1997
                                                       -----     -----     ------   ----------
                                                                     (L MILLION)
Operating profit before exceptional items                 99       135        446          317
Depreciation and depletion                               113       119        197          100
Profit on sale of fixed assets                            (4)       (8)       (16)          (3)
Share of profit of associated undertaking                 --        --         --           (2)
Increase in investments                                   --        --         --           (2)
Increase in stocks                                       (11)      (19)       (93)          (8)
(Increase)/decrease in debtors                           (62)      197        (94)         (83)
Operating lease prepayments                               --        --       (342)          --
Increase/(decrease) in creditors                          60        (6)        36           50
Decrease in provisions and other long-term creditors     (52)      (16)      (122)         (23)
                                                       -----     -----     ------      -------
Net cash inflow from operating activities                143       402         12          346
                                                       =====     =====     ======      =======

                                                                   LONG-TERM
                                                                     LOANS        CURRENT
                                                                  AND FINANCES      LOAN
                                                         SHARE       LEASE       AND NOTES
                                                        CAPITAL   OBLIGATIONS     PAYABLE      TOTAL
                                                        -------   ------------   ----------   -------
                                                                         (L MILLION)
As at 1 October 1993                                       --           245           51          296
Exchange adjustments                                       --           (12)          --          (12)
Cash (outflow)/inflow from financing                       --            (9)          36           27
                                                         ----       -------        -----      -------

As at 30 September 1994                                    --           224           87          311
Exchange adjustments                                       --            (1)           1           --
Cash inflow/(outflow) from financing                       --            --          (20)         (20)
Loans and finance lease obligations of Eastern             --           688           --          688
                                                         ----       -------        -----      -------

As at 30 September 1995                                    --           911           68          979
Exchange adjustments                                       --             3            3            6
Cash inflow from financing                                 --            31           97          128
                                                         ----       -------        -----      -------

As at 30 September 1996                                    --           945          168        1,113
Additional net debt at 1 October 1996                      --            --          381          381
Non-cash demerger share issue                              52            --           --           52
Additional debt on demerger                                --            --           42           42
Exchange movements                                         --           (12)          (9)         (21)
Cash inflow from financing                                 --           789          149          938
Other movements                                            --           (54)          (6)         (60)
Current loan reallocations                                 --           (13)          13           --
                                                         ----       -------        -----      -------

Balance as at 31 March 1997                                52         1,655          738        2,445
                                                         ====       =======        =====      =======

Other movements principally comprise the debt of Black Beauty Coal Company which is now accounted for on an equity accounting basis (see Note 13).

In 1996 the Group distributed its shareholding in National Grid Group to Hanson as a dividend in specie of L393 million which is reflected in invested capital.

Analysis of net inflow/(outflow) of cash and cash equivalents in respect of the acquisition of subsidiaries:

                                                                                    SIX MONTHS
                                                                                      ENDED
                                                         YEAR ENDED 30 SEPTEMBER     31 MARCH
                                                         ------------------------   ----------
                                                          1994     1995     1996       1996
                                                         ------   ------   ------   ----------
                                                                      (L MILLION)
Cash consideration for Eastern                               --       (1)  (2,495)          --
Cash consideration for the Caballo and Rawhide mines         --     (227)      --           --
Cash consideration for Teplarny Brno                         --       --       --          (21)
Deposits acquired on acquisition of Eastern                  --      264       --           --
Cash acquired on acquisition of Teplarny Brno                --       --       --            1
                                                         ------   ------   ------   ----------
                                                             --       36   (2,495)         (20)
                                                         ======   ======   ======   ==========

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
26.  ANALYSIS OF CHANGES IN NET DEBT

                                                             DEBT DUE     DEBT DUE
                                                              AFTER        WITHIN     SHORT-TERM
                                     CASH      OVERDRAFTS     1 YEAR       1 YEAR      DEPOSITS      TOTAL
                                  ----------   ----------   ----------   ----------   ----------   ----------
                                                                  (L MILLION)
As at 1 October 1993                      79           --         (245)         (51)          --         (217)
Exchange adjustments                      (1)          --           12           --           --           11
Net cash flow                             28           --            9          (36)          --            1
                                  ----------   ----------   ----------   ----------   ----------   ----------
As at 30 September 1994                  106           --         (224)         (87)          --         (205)
Exchange adjustments                      --           --            1           (1)          --           --
Net cash flow                            237           --           --           20           --          257
Loans and finance leases
  acquired                                --           --         (688)          --           --         (688)
                                  ----------   ----------   ----------   ----------   ----------   ----------
As at 30 September 1995                  343           --         (911)         (68)          --         (636)
Exchange adjustments                       3           --           (3)          (3)          --           (3)
Net cash flow                           (173)        (119)         (31)         (97)          --         (420)
                                  ----------   ----------   ----------   ----------   ----------   ----------
As at 30 September 1996                  173         (119)        (945)        (168)          --       (1,059)
Pro forma additional debt at 1
  October 1996                            --           --           --         (381)          --         (381)
                                  ----------   ----------   ----------   ----------   ----------   ----------
Pro forma net debt at 1 October
  1996                                   173         (119)        (945)        (549)          --       (1,440)
Additional debt on demerger               --           --           --          (42)          --          (42)
Exchange adjustments                      (8)          --           12            9           --           13
Net cash flow                            221           58         (789)        (149)         753           94
Other movements                           (1)          --           67           (7)          --           59
                                  ----------   ----------   ----------   ----------   ----------   ----------
As at 31 March 1997                      385          (61)      (1,655)        (738)         753       (1,316)
                                  ==========   ==========   ==========   ==========   ==========   ==========

27.  RECONCILIATION OF NET CASH FLOW MOVEMENT TO MOVEMENT IN NET DEBT (NOTE 26)

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                         YEAR ENDED 30 SEPTEMBER           31 MARCH
                                                   ------------------------------------   ----------
                                                      1994         1995         1996         1997
                                                   ----------   ----------   ----------   ----------
                                                                      (L MILLION)
Net cash inflow/(outflow) in period                        28          237         (292)         279
Increase in liquid cash resources                          --           --           --          753
Change in debt resulting from cash flows                  (27)          20         (128)        (938)
                                                   ----------   ----------   ----------   ----------
                                                            1          257         (420)          94
Additional debt on the Demerger                            --           --           --          (42)
Other movements                                            --         (688)          --           59
Exchange movements                                         11           --           (3)          13
                                                   ----------   ----------   ----------   ----------
Movement in net debt in period                             12         (431)        (423)         124
Opening net debt                                         (217)        (205)        (636)      (1,059)
Opening additional net debt                                --           --           --         (381)
                                                   ----------   ----------   ----------   ----------
Closing net debt                                         (205)        (636)      (1,059)      (1,316)
                                                   ==========   ==========   ==========   ==========

28.  RELATED PARTY TRANSACTIONS

During the six months ended 31 March 1997, a subsidiary of the Group has purchased coal from Black Beauty Coal Company, a partnership in which the Group has a 33 per cent. investment. The subsidiary purchased 37,645 tons of coal at a cost of approximately L1 million during the six months ended 31 March 1997.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

28.  RELATED PARTY TRANSACTIONS (CONTINUED)

Prior to the Demerger, the Group did not operate as a separate group, and consequently there were a number of related party transactions between it and the Hanson Group. These include transactions in respect of treasury, insurance, taxation and other central services supplied by the Hanson Group to the Group. These transactions have not been identified individually as it is not practical to do so.

Hanson has agreed to provide the Group with business development and consultancy services in the Far East for a period of three years following the Demerger. The amounts payable for these services are not material.

29.  EMPLOYEE SHARE PLANS

The Group has the following employee share plans:

(a) The Energy Group Sharesave Scheme which is available to all UK based employees of participating companies within the Group and those directors who are employees of participating companies and who devote more than 25 hours a week to their duties. Employees who participate in this scheme have to enter into a monthly savings contract.

(b) The Energy Group Executive Share Option Scheme which is administered by the Remuneration Committee of the Board of Directors of the Company ("the Remuneration Committee") and is available at its discretion to employees of the Group and those directors (other than Directors of the Company) who devote more than 25 hours a week to their duties.

(c) The Energy Group Long-term Incentive Plan operates in conjunction with the Company's Employee Benefit Trust. The Plan is supervised and administered by the Remuneration Committee. The Plan may be made available to all employees and directors of the Group at the discretion of the Remuneration Committee, but the current intention is to limit it to the executive directors of the Company and certain senior executives of the Group.

(d) The Energy Group Employee Benefit Trust is for the benefit of employees, ex-employees and the spouses and dependants of such employees or ex-employees of the Group. The purpose of the Trust is to facilitate and encourage ownership of the Company's shares.

(e) The Peabody Plans are voluntary plans open to all applicable US based employees of Peabody (one plan is also open to hourly paid employees).

Share options outstanding at 31 March 1997:
                                      ----

                                                                NUMBER        EXERCISE
                                                              OUTSTANDING   PRICE (PENCE)
                                                              -----------   -------------
Executive share options                                        1,624,572        547.5
Sharesave scheme                                                 871,797        465.0
Sharesave scheme                                               5,168,260        438.0

The options listed above were all granted between 25 February and 31 March 1997.

No options lapsed or were exercised prior to 31 March 1997.

30.  DIFFERENCES BETWEEN UK GAAP AND US GAAP

The financial statements have been prepared under UK GAAP which differ in certain respects from US GAAP.

The following is a summary of the principal differences between UK GAAP and US GAAP that are significant to the Group and adjustments to profit for the year end equity shareholders' funds (shareholders' equity reserves) which would be required if the financial statements were to be restated under US GAAP.

GOODWILL

Under UK GAAP, goodwill arising on the acquisition of a subsidiary is set off against reserves in the year in which that subsidiary is acquired. Under US GAAP, such goodwill is capitalized and amortized through the profit and loss account over its estimated useful life, not exceeding 40 years. For the purposes of the reconciliations set out below, an estimated useful life of 25 years has been adopted. Under UK GAAP, the gain or loss on the sale of a subsidiary includes any goodwill previously set off against reserves. Under US GAAP, such gain or loss includes any unamortized

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

30. DIFFERENCES BETWEEN UK GAAP AND US GAAP (CONTINUED) goodwill relating thereto. For US GAAP purposes, the carrying amount of goodwill is periodically compared with future potential cash flows over the remaining amortization period.

TAXATION

Under UK GAAP, deferred tax is provided using the liability method for all timing differences to the extent that it is probable that the liability will crystallize in the foreseeable future. US GAAP require deferred taxation to be provided in full, using the liability method on all temporary differences between the tax and book bases of assets and liabilities.

Under US GAAP, valuation allowances with respect to deferred tax assets are provided when it is considered more likely than not that all or a portion of the deferred tax assets will not be realized. As discussed in Note 9, the tax borne by the Group may not be representative of the charges it will incur following Demerger and thus differs from the amount the Group in the three years ended 30 September 1996 would have borne as a stand-alone entity. US GAAP require taxes to be allocated among the members of a group if they prepare separate financial statements.

PENSION PLANS

Under both UK GAAP and US GAAP, the cost of providing pensions under the Group's defined benefit schemes is charged to the consolidated profit and loss account over the employees' service lives. US GAAP require that the projected benefit obligations be matched against the fair value of the schemes' assets and that adjustments be made to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period. US GAAP also prescribe the basis for determining curtailment costs. In connection with the acquisition of Eastern, under US GAAP, a prepaid pension cost of L119 million, equal to the excess of Eastern's pension scheme assets over the related projected benefit obligation at 30 September 1995, has been recognised.

PROVISION FOR RESTRUCTURING AND REORGANISATION

Under UK GAAP, the Group charged L20 million against profit in the six months ended 31 March 1997 (and L29 million in the year ended 30 September 1995) in relation to provisions for restructuring and reorganisation. Under US GAAP these provisions would not have been permitted. The 1995 provision was reversed under UK GAAP in the year ended 30 September 1996 as it was no longer required. Accordingly, under US GAAP, this reversal has been removed in the reconciliation below.

IMPAIRMENT OF LONG-LIVED ASSETS

The Group's accounting policy for impairment of long-lived assets was adopted for the first time in the year ended 30 September 1996. This policy accords with the requirements of Statement of Financial Accounting Standards ("SFAS") No.
121. Under UK GAAP, the change in accounting policy has been treated as a prior year adjustment and, accordingly, the financial statements have been presented on the basis of the revised policy with the effect of the change on prior years reflected in invested capital at 1 October 1993. Under US GAAP, impairment losses resulting from the application of SFAS 121 to assets to be held and used are reported in the period in which the recognition criteria are first applied and met as a component of continuing operations.

SUBORDINATED INCOME NOTE

Under UK GAAP, the 5 per cent. subordinated income note 2006 is recorded at its nominal amount. Under US GAAP, this income note has been discounted at a rate of 13 per cent. per annum.

DIVIDEND

Under UK GAAP, dividends are recorded in the financial statements for the period to which they relate. Under US GAAP, dividends are not recorded until they are declared.

EXCEPTIONAL ITEMS

Under UK GAAP, the exceptional effects of the flotation of National Grid Group have been shown separately in the consolidated profit and loss account and operating profit and earnings per ordinary share are disclosed both before and after this effect. Further, the gain on sale of First Hydro is reported as a non-operating exceptional item after operating profit. Under US GAAP, the gain on sale of First Hydro would have been included in the determination of operating profit and disclosure of operating profit and earnings per ordinary share before and after exceptional items is not permitted.

PROFIT FOR THE YEAR/PERIOD

                                                                                        SIX MONTHS
                                                                                          ENDED
                                                            YEAR ENDED 30 SEPTEMBER      31 MARCH
                                                            ------------------------    ----------
                                                            1994     1995      1996        1997
                                                            -----    -----    ------    ----------
                                                                         (L MILLION)
Profit for the year/period as reported in the
  consolidated profit and loss accounts                       68       68       357            179
Significant adjustments:
Discount on subordinated income note                          (6)      (6)       (7)            (7)
  Goodwill amortization                                       --       --       (55)           (23)
  Impairment of long lived assets                             (3)      (3)     (578)            --
  Restructuring and reorganisation provision                  --       29       (29)            20
  Pensions                                                    --       --         5              5
  Taxation--stand-alone adjustment                            (9)      17        (2)            (6)
  Deferred taxation:
     Effect of the above adjustments                           1       (8)      242             (9)
     Effect of differences in methodology                     (3)      (7)      (41)            18
                                                            ----     ----     -----       --------
Profit/(loss) for the period (net income/(loss)) as
  adjusted to accord with US GAAP                             48       90      (108)           177
                                                            ====     ====     =====       ========
Per ordinary share as so adjusted                            9.2p    17.3p    (20.7)p         34.1p
Per American Depositary Share as so adjusted                36.8p    69.2p    (82.8)p        136.4p
Number of shares used in computing per ordinary share
amounts (millions)                                           521      521       521            519
                                                            ====     ====     =====       ========

Note: Each American Depositary Share represents four ordinary shares.

INVESTED CAPITAL/SHAREHOLDERS' EQUITY

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                              ------------    --------
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
Invested capital/shareholders' equity as reported in the
  consolidated balance sheets                                        2,185       1,845
Significant adjustments:
Goodwill--cost                                                       1,147       1,147
         --amortization                                                (55)        (78)
Tangible fixed assets                                                   --          --
Subordinated income note                                                67          60
Restructuring and reorganization provision                              --          20
Pensions                                                               124         132
Fixed asset investments--own shares                                     --         (11)
Taxation--stand-alone adjustment                                         6          --
Dividend                                                                --          29
Deferred taxation:
Effect of the above adjustments                                        (41)        (50)
Effect of differences in methodology                                  (377)       (381)
                                                              ------------    --------
Invested capital/shareholders' equity as adjusted to accord
  with US GAAP                                                       3,056       2,713
                                                              ============    ========

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
30.  DIFFERENCES BETWEEN UK GAAP AND US GAAP (CONTINUED)

CONSOLIDATED CASH FLOW STATEMENT

The consolidated statements of cash flows present substantially the same information as that required under US GAAP. UK GAAP and US GAAP differ, however, with regard to classification of items within the statements and as regards the definition of cash and cash equivalents.

In 1996 the UK Accounting Standards Board revised the UK Financial Reporting Standard No. 1, "Cash Flow Statements". The consolidated cash flow statement for the six months ended 31 March 1997 set out on page F-4 has been prepared in conformity with the revised standard and prior years have been restated to conform with the new presentation. The principal differences between this statement and cash flow statements presented in accordance with US GAAP are as follows:

1. Under UK GAAP, net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance and (b) taxes paid. Under US GAAP, net cash flow from operating activities is determined after these items.

2. Under UK GAAP, capital expenditure is classified separately, while under US GAAP, it is classified as an investing activity.

3. Under UK GAAP, dividends are classified separately, while under US GAAP, dividends are classified as financing activities.

4. Under UK GAAP, movements in short-term investments are not included in cash, but classified as management of liquid resources. Under US GAAP, short-term investments with a maturity of three months or less at the date of acquisition are included in cash.

The categories of cash flow activity under US GAAP can be summarized as follows:

                                                                                    SIX MONTHS
                                                                                      ENDED
                                                        YEAR ENDED 30 SEPTEMBER      31 MARCH
                                                       --------------------------   ----------
                                                        1994      1995      1996       1997
                                                       ------    ------    ------   ----------
                                                                     (L MILLION)
Cash flows from operating activities                      119       387       (30)         216
Cash outflows on investing activities                     (84)     (338)   (2,348)        (801)
Cash flows from financing activities                      (34)      (77)    2,418          938
                                                       ------    ------    ------      -------
Decrease/(increase) in cash and cash equivalents            1       (28)       40          353
Effect of foreign exchange rate changes                    (2)       --        --           (8)
Cash and cash equivalents as at start of period            29        28        --           40
                                                       ------    ------    ------      -------
Cash and cash equivalents as at end of period              28        --        40          385
                                                       ======    ======    ======      =======

OPERATING PROFIT

Operating profit under US GAAP is derived as follows:

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                        YEAR ENDED 30 SEPTEMBER            31 MARCH
                                                 --------------------------------------   ----------
                                                    1994          1995          1996         1997
                                                 ----------    ----------    ----------   ----------
                                                                     (L MILLION)
Operating profit under UK GAAP                           99           135           490          297
Profit on disposal of First Hydro                        --            --            25           --
Goodwill amortization                                    --            --           (55)         (23)
Restructuring and reorganisation provision               --            29           (29)          20
Pensions                                                 --            --             5            5
Impairment of long-lived assets                          (3)           (3)         (578)          --
                                                 ----------    ----------    ----------   ----------
Operating profit/(loss) under US GAAP                    96           161          (142)         299
                                                 ==========    ==========    ==========   ==========
Comprising:
  Coal                                                   99           157          (424)          66
  Power                                                  --            --            83          129
  Networks                                               --            --           216          127
  Other                                                  (3)            4           (17)         (23)
                                                 ----------    ----------    ----------   ----------
                                                         96           161          (142)         299
                                                 ==========    ==========    ==========   ==========

ADDITIONAL INFORMATION ABOUT PROFITS BEFORE TAXATION REQUIRED BY US GAAP

Profit before taxation:

                                                                  SIX MONTHS
                                                              ENDED 31 MARCH 1997
                                                                  (L MILLION)
United Kingdom                                                                194
Other                                                                          66
                                                                           ------
                                                                              260
                                                                           ======

The interest expense prior to the Demerger was affected significantly by the financing arrangements of Hanson. Accordingly the allocation of interest expense between the United Kingdom and Other for periods ending on or before 30 September 1996 is not considered meaningful. Consequently the analysis of profit before taxation is only presented here for the six months ended 31 March 1997.

ADDITIONAL INFORMATION ABOUT FINANCIAL INSTRUMENTS REQUIRED BY US GAAP

Contracts for differences and electricity forward agreements

Almost all electricity generated in England and Wales must be sold to the Pool, and electricity suppliers must likewise generally buy electricity from the Pool for resale to their customers. The Pool is operated under a Pooling and Settlement Agreement to which all licensed generators and suppliers of electricity in Great Britain are party.

The Eastern Group utilizes contracts for differences ("CfDs") and electricity forward agreements ("EFAs") to manage its net exposure to fluctuations in electricity pool prices. CfDs and EFAs are contracts which fix the price of electricity for an agreed quantity and duration by reference to an agreed strike price. EFAs are similar in nature to CfDs, except that they tend to last for shorter time periods and are based on standard industry terms rather than being individually negotiated. Long-term CfDs are in place to hedge a proportion of electricity purchases up to 2009. Up until 1998 the costs of such CfDs are passed through to customers as part of franchise tariffs. From 1998 such CfDs represent an annual commitment of approximately five terawatt hours ("TWh"), falling on a linear basis to two TWh by 2005 and finally expiring in 2010. There are no similar long-term commitments under EFAs.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
30.  DIFFERENCES BETWEEN UK GAAP AND US GAAP (CONTINUED)

Estimates of the fair value of these contracts would be based upon assumptions of a number of complex factors, in particular the anticipated long-term level of Pool prices and appropriate market discount rates. It is not possible to estimate the long-term level of Pool prices with reasonable accuracy because of their inherent volatility. In addition, there is no readily identifiable market through which they could be realised in an exchange. In view of the foregoing, it is not practicable to ascribe a fair value of these contracts.

Approximately 60 per cent by volume of all of the Group's CfDs and EFAs in the six months ended 31 March 1997 were contracted with National Power plc and PowerGen plc.

Interest rate swaps

Interest rate swaps are used by the Group to convert fixed into floating rate debt. The Group is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swaps. This exposure is managed by selecting counterparties based on their credit ratings and by monitoring total exposure to each counterparty.

Fair value of financial instruments

US GAAP require the disclosure of estimated fair values for all financial and derivative financial instruments for which it is practicable to estimate that value. The carrying amounts and fair values of the material financial instruments of the Group are as follows:

                                                         AS AT 30 SEPTEMBER        AS AT 31 MARCH
                                                                1996                    1997
                                                        --------------------    --------------------
                                                        CARRYING      FAIR      CARRYING      FAIR
                                                         AMOUNT      VALUE       AMOUNT      VALUE
                                                        --------    --------    --------    --------
                                                                        (L MILLION)
Assets
  Fixed asset investments                                     17          17          72          72
  Current asset investments                                    8           8          10          10
  Short-term deposits                                         --          --         753         753
  Cash                                                       173         173         385         385
Liabilities
  Bank overdrafts, short-term loans and commercial
     paper                                                   277         277         793         793
  Long-term debt                                             792         782       1,506       1,502
Off balance sheet instruments interest rate swaps             --          11          --           5

The following methods and assumptions were used to determine the above fair values:

(i) Because of the unusual and specific nature of the fixed asset investments it is not considered practicable to estimate their fair value;

(ii) The carrying amounts of current asset investments, short-term deposits and cash approximate their fair value;

(iii) The fair value of the 5 per cent. subordinated income note 2006 is based on estimated borrowing rates used to discount the cash flows to their present value. The fair value of the investment bonds is based on their quoted mid-market prices and excludes the value of the interest rate swaps; and

(iv) The fair value of the interest rate swaps is based on the cancellation value of each swap quoted by the relevant bank counterparty.

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------

30.  DIFFERENCES BETWEEN UK GAAP AND US GAAP (CONTINUED)
ADDITIONAL DEFERRED TAX INFORMATION REQUIRED BY US GAAP

The components of the estimated net deferred tax liability that would be recognised under US GAAP are as follows:

                                                                 AS AT         AS AT
                                                              30 SEPTEMBER    31 MARCH
                                                              ------------    --------
                                                                  1996          1997
                                                              ------------    --------
                                                                    (L MILLION)
Deferred taxation liabilities
  Excess of book value over taxation value of fixed assets             885         866
  Other temporary differences                                          167          33
                                                                    ------     -------
                                                                     1,052         899
                                                                    ------     -------
Deferred taxation assets
  Taxation effect of losses carried forward                             (2)         (7)
  Other temporary differences                                         (563)       (389)
                                                                    ------     -------
                                                                      (565)       (396)
  Less: valuation adjustment                                           133         108
                                                                    ------     -------
                                                                      (432)       (288)
                                                                    ------     -------
Net deferred tax liability                                             620         611
                                                                    ======     =======
Of which:
  Current                                                              (23)        (25)
  Non-current                                                          643         636
                                                                    ------     -------
                                                                       620         611
                                                                    ======     =======

ADDITIONAL PENSIONS AND POST-RETIREMENT HEALTHCARE BENEFITS INFORMATION REQUIRED BY US GAAP

Pensions

The long-term assumptions used in accounting for pension costs under US GAAP were:

                                                                                         SIX MONTHS
                                                                                           ENDED
                                                              YEAR ENDED 30 SEPTEMBER     31 MARCH
                                                              -----------------------    ----------
                                                              1994     1995     1996        1997
                                                              -----    -----    -----    ----------
                                                                %          %        %             %
US plans:
  Expected long-term rate of return on assets                  9.0      9.0      9.0            9.0
  Rate of salary increases                                     4.5      4.3      4.3            3.8
  Discount rate                                                8.5      7.5      7.5            7.5
UK plans:
  Expected long-term rate of return on assets                   --      9.0      9.0            8.5
  Rate of salary increases                                      --      6.5      6.5            5.0
  Discount rate                                                 --      9.0      9.0            8.0
  Pension increases                                             --      5.0      5.0            4.0

The net periodic cost calculated in accordance with US GAAP, included the following components:

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                       YEAR ENDED 30 SEPTEMBER             31 MARCH
                                                --------------------------------------    ----------
                                                   1994          1995          1996          1997
                                                ----------    ----------    ----------    ----------
                                                                    (L MILLION)
Defined benefit plans:
  Service cost-benefits earned during the
     period                                              7             7            23             8
  Interest cost on projected benefit
     obligations                                        17            18            74            38
  Actual return on plan assets                         (18)          (18)          (86)          (48)
  Net amortisation and deferral                          1            --            (1)            1
                                                     -----         -----         -----         -----
  Net periodic cost                                      7             7            10            (1)
  Less employees' contributions                         --            --            (6)           --
                                                     -----         -----         -----         -----
  Group's pension cost                                   7             7             4            (1)
Additional cost on curtailment under SFAS 88            --            --            10            --
Defined contribution plans                               3             3             3             1
Multi-employer plans                                     3             3             3             1
                                                     -----         -----         -----         -----
Total expenses under US GAAP                            13            13            20             1
                                                     =====         =====         =====         =====

The following table sets forth the funded status and amounts recognised in the combined balance sheet at 31 March 1997 and 30 September 1996 for the Group's defined pension plans excluding multi-employer plans. Of the total amounts of assets shown in the note, approximately 25 per cent. applies to US defined benefit plans.

Under purchase accounting, a fair value adjustment of L119 million, equal to the excess of Eastern's pension plan assets over the projected benefit obligation, was included as a prepaid pension cost under US GAAP at 30 September 1995.

                                                AS AT 30 SEPTEMBER 1996           AS AT 31 MARCH 1997
                                             -----------------------------   -----------------------------
                                              PLANS WHOSE     PLANS WHOSE     PLANS WHOSE     PLANS WHOSE
                                             ASSETS EXCEED    ACCUMULATED    ASSETS EXCEED    ACCUMULATED
                                              ACCUMULATED      BENEFITS       ACCUMULATED      BENEFITS
                                               BENEFITS      EXCEED ASSETS     BENEFITS      EXCEED ASSETS
                                             -------------   -------------   -------------   -------------
                                                                      (L MILLION)
Actuarial present value of benefit
  obligations:
  Vested benefit obligation                            814              34             647             236
  Non-vested benefit obligation                          9               6              --              16
                                                    ------           -----           -----           -----
  Accumulated benefit obligation                       823              40             647             252
                                                    ======           =====           =====           =====
  Projected benefit obligation                         895              47             697             274
  Plan assets at fair value                          1,025              27             844             251
                                                    ------           -----           -----           -----
  Plan assets in excess of/(less than)
     projected benefit obligation                      130             (20)            147             (23)
  Unrecognised prior service costs                      (1)              4              --               5
  Unrecognised net gain/(loss)                          10               7               1              13
  Unrecognised net (asset) obligation at
     transition                                         --              --              --              --
  Adjustment required to recognise minimum
     liability                                          --              (5)             --              (6)
  Tax effect of liability of pension plans
     recorded at acquisition date                       --              --              --              --
                                                    ------           -----           -----           -----
  Prepaid (accrued) pension cost recognised
     in the balance sheet                              139             (14)            148             (11)
                                                    ======           =====           =====           =====
  Prepaid/(accrued) pension cost recognised
     under UK GAAP                                      16              15               5             (11)
  US GAAP adjustment                                   123              (1)            143              --
                                                    ------           -----           -----           -----
  Prepaid (accrued) pension cost recognised
     under US GAAP                                     139             (14)            148             (11)
                                                    ======           =====           =====           =====

THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
30.  DIFFERENCES BETWEEN UK GAAP AND US GAAP (CONTINUED)

Post-retirement healthcare

The Group also provides post-retirement healthcare and life insurance benefits under plans mainly in the US to certain groups of its retired and active employees.

The long-term assumptions used were:

                                                                                      SIX MONTHS
                                            YEAR ENDED 30 SEPTEMBER                 ENDED 31 MARCH
                              ---------------------------------------------------   ---------------
                                   1994              1995              1996              1997
                              ---------------   ---------------   ---------------   ---------------
                                     %                 %                 %                        %
Healthcare cost trend rate:
  Age under 65                9.9 down to 5.5   9.4 down to 5.0   8.6 down to 5.0   8.0 down to 5.0
                                 over 9 years      over 8 years      over 7 years      over 6 years
  Age over 65                 7.7 down to 5.5   7.4 down to 5.0   7.0 down to 5.0   6.7 down to 5.0
                                 over 9 years      over 8 years      over 7 years      over 6 years
  Medicare                    6.8 down to 5.5   6.7 down to 5.0   6.3 down to 5.0   6.0 down to 5.0
                                 over 9 years      over 8 years      over 7 years      over 6 years
Discount rate                             8.5               7.5               7.5               7.5

The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates one-percentage-point in each year would increase the accumulated postretirement benefit obligation as of 31 March 1997 by L73.0 million. The effect of this change on the aggregate of the service cost and interest cost components of net periodic post retirement benefit costs for the six months ended 31 March 1997 would be an increase of L3.5 million.

The post-retirement benefit cost included the following components:

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                         YEAR ENDED 30 SEPTEMBER           31 MARCH
                                                   ------------------------------------   ----------
                                                      1994         1995         1996         1997
                                                   ----------   ----------   ----------   ----------
                                                                      (L MILLION)
Service cost                                                7            7            8            2
Interest cost                                              36           40           40           21
Amortisation of transition obligation                       1           --           --           --
Net amortisation and deferral                              --           (6)         (13)          (6)
                                                          ---          ---        -----          ---
Group's post-retirement benefit cost                       44           41           35           17
                                                          ===          ===        =====          ===

The provisions for post-retirement healthcare and life insurance benefits included in Note 19 are derived as follows:

                                                                                          SIX MONTHS
                                                                                            ENDED
                                                         YEAR ENDED 30 SEPTEMBER           31 MARCH
                                                   ------------------------------------   ----------
                                                      1994         1995         1996         1997
                                                   ----------   ----------   ----------   ----------
                                                                      (L MILLION)
Accumulated post-retirement benefit obligation:
  Retirees                                                277          312          330          343
  Fully eligible plan participants                         93           65           63          168
  Other active plan participants                          151          180          185           65
                                                        -----        -----        -----        -----
                                                          521          557          578          576
Unrecognized net gain/(loss)                               26          (19)         (30)         (39)
Unrecognized prior service cost                            --           23           25           16
Unrecognized transition obligation                        (13)          --           --           --
                                                        -----        -----        -----        -----
Accrued post-retirement benefit cost recognized
  in the balance sheet                                    534          561          573          553
                                                        =====        =====        =====        =====

FINANCIAL STATEMENTS -- SECTION 1: THE GROUP
--------------------------------------------------------------------------------

30.  DIFFERENCES BETWEEN UK GAAP AND US GAAP (CONTINUED)
ADDITIONAL INFORMATION ABOUT IMPAIRMENT OF LONG-LIVED ASSETS REQUIRED US GAAP

SFAS 121 requires impairment losses to be recognised on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated under various assumptions by those assets are less than the assets' carrying amount, impairment losses under SFAS 121 are measured by comparing the estimated fair value of the assets to their carrying amount.

During the course of its financial year ended 30 September 1996, Hanson commissioned independent valuations of each of its principal operating businesses in connection with formulating its plans for their possible demerger. These indicated, inter alia, possible impairment in certain of the Group's US coal assets, arising from the cumulative effects of the Clean Air Amendments Act 1990 and weak demand and lower prices in certain markets. As a result, a detailed evaluation of the Group's US coal assets was undertaken in accordance with the principles laid down by SFAS 121.

Under US GAAP, a non-cash charge of L578 million would be recorded in the year ended 30 September 1996 as a result of adopting the evaluation methodology of SFAS 121, principally related to impairment of certain inactive and undeveloped coal reserves.

Under US GAAP, prior to the adoption of SFAS 121, asset impairment was evaluated at an operating company level based on the contribution of operating profits and undiscounted cash flows being generated from those operations. Under the Group's previous policy, assets used in operations, which consisted of multiple operating companies, were evaluated for impairment based on gross margins and cash flows generated by each separate operating company in a given business cycle. No reduction in carrying value was required since, on that basis, earnings and cash flows indicated no impairment in asset value.

SFAS 121 requires the impairment review to be performed at the lowest level of asset grouping for which there are identifiable cash flows, a change from the higher level at which the Group's previous accounting policy measured impairment. The Group's economic grouping of assets was based on the markets in which the operations compete, and in the coal segment consisted of both active and inactive mines, as well as undeveloped properties. Evaluation of assets at the lower grouping level indicated an impairment of certain of those assets. This policy does not allow off-setting of surpluses from assets whose future cash flows exceed current book values. Where shortfalls in cash flows compared to carrying values arise, the assets are written down to fair value, determined by discounted future cash flows from the assets or estimated current market values.

CONCENTRATION OF CREDIT RISK

The Directors did not consider there to be any significant concentration of credit risk as at 31 March 1997.

IMPACT OF NEW ACCOUNTING STANDARDS

Environmental remediation liabilities

Statement of Position No. 96-1 "Environmental Remediation Liabilities" ("SOP 96-1") was issued in October 1996. The statement provides authoritative guidance on specific accounting issues that are present in the recognition, measurement, display and disclosure of environmental liabilities. The provisions of the statement are effective for fiscal years beginning after 15 December 1996. SOP 96-1 is not expected to have a material impact on the financial position or results of operations of the Group presented under US GAAP.

Earnings per share

In February 1997, FAS 128 "Earnings per Share" was issued. The provisions of this statement must be adopted for accounting periods ending after 15 December 1997. Earlier adoption is not permitted. FAS 128 simplifies the provisions relating to the computation of earnings per share ("EPS") previously found in APB Opinion No. 15 "Earnings per Share" ("APB 15"). It replaces the presentation of primary EPS with basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. EPS for US GAAP purposes are not computed using the methodology prescribed by APB 15 as the impact of doing so is not material. The adoption of FAS 128 by the Company is not expected to have any material impact on the EPS amounts previously reported under US GAAP.

FINANCIAL STATEMENTS -- SECTION 1: THE GROUP
--------------------------------------------------------------------------------

30.  DIFFERENCES BETWEEN UK GAAP AND US GAAP (CONTINUED)
Accounting and disclosure of stock based compensation
FASB Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" which establishes financial accounting and reporting standards for stock-based employee compensation plans, is effective for accounting periods beginning after 15 December 1995. The Statement provides the option to continue under the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), providing that proforma footnote disclosures of the effects on net income and earnings per share, calculated as if the new method had been implemented, are included. The Company has elected to continue under APB No. 25, but the proforma disclosures have been omitted, as the effects on net income and earnings per share are not material.

Additional information required by US GAAP is shown below:

                                                                      ASSUMED      ASSUMED
                                                        REMAINING     --------    ---------      FAIR
                                                       CONTRACTUAL    EXPECTED    RISK-FREE    VALUE OF
                                                          LIFE          LIFE        RATE        OPTION
                                                         (YEARS)      (YEARS)        (%)         (P)
                                                       -----------    --------    ---------    --------
Executive share options                                       6.5           3         6.41        100.6
Sharesave scheme                                              3.3           3         6.41        133.9
Sharesave scheme                                              5.3           5         6.68        157.4

The fair values of options granted have been estimated using the Black-Scholes option-pricing model, assuming a dividend yield of 5.02%, an expected volatility of 29.5% and the risk-free rates and expected lives shown above.

31.  SUBSEQUENT EVENTS
On 14 April 1997 Eastern Electricity plc issued L200 million 8.75% bonds due
2012.

On 24 April 1997 Eastern issued promissory notes of CZK 2,900 million (approximately L59 million) to Ceska Sporiteina a.s. in the Czech Republic redeemable no later than 29 April 2004. The notes are secured by the Group's investments in Severomoravska Energetika a.s. and Teplarny Brno a.s.

On 19 May 1997 the Group completed its acquisition of Citizens Lehman Power L.L.C., which has been renamed Citizens Power L.L.C. The acquisition involved an initial payment of L12.5 million in cash, plus a payment deferred until 31 March 2000, equivalent to the net assets as of 30 June 1997. There will be additional purchase consideration linked to profit goals up to 2002, subject to a maximum consideration for the entire transaction of $120 million.

At 12 June 1997 the Group's shareholding in Teplarny Brno a.s. had increased to
70.3 per cent. at an additional cost of L4 million.

On 2 July 1997 UK government confirmed its previously-announced intention to charge a windfall levy on certain privatised UK utilities. The Directors estimate Eastern's, and therefore the Group's liability to be approximately L112 million. This amount will be paid in two equal installments which fall due in December 1997 and December 1998.

On 10 June 1997 the company announced it was in discussions with PacifiCorp which might lead to a combination of the two groups through a recommended cash offer for The Energy Group PLC.

On 13 June 1997 the company announced that it had agreed terms with PacifiCorp for a recommended cash offer to be made by a wholly owned subsidiary of PacifiCorp for The Energy Group PLC.

On 1 August 1997 the UK Secretary of State for Trade and Industry referred the proposed acquisition of the Group by PacifiCorp to the Monopolies and Mergers Commission. As a result of the referral, the recommended cash offer automatically lapsed in accordance with its terms.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 1997

                              THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                    117 Piccadilly, London W1V 9FJ, England
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F           Form 40-F
                  [X]                 [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                  No
                  [ ]                 [X]

15:10 01 Aug RNS-Energy Group PLC <TEG.L>Response Re MMC Referral
RNS No 2196v
ENERGY GROUP PLC
1st August 1997

In response to the statement made today by Mrs Beckett referring PacifiCorp Acquisitions' offer for The Energy Group PLC to the Monopolies and Mergers Commission, Derek Bonham, Chairman of the Energy Group said:

"We are surprised and disappointed at Mrs Beckett's decision, particularly as PacifiCorp had indicated their willingness to comply with all assurances required by the UK regulatory authorities. Over 61 per cent of our shareholders have already demonstrated their support for this transaction. We will cooperate with the MMC in their deliberations, meanwhile we will continue to develop the businesses of the Group in line with our stated strategy to become one of the world's leading international energy suppliers."

END

Friday, 1 August 1997 15:10:52
ENDS [nRNSA2196V]

[EASTERN ELECTRICITY Letterhead]                           Corporate
                                                           Communications
                                                           Eastern Electricity
                                                           plc
                                                           Wherstead Park
                                                           P.O. Box 40
                                                           Wherstead
                                                           Ipswich
                                                           Suffolk IP9 2AQ

                                                           Direct tel: (01473)
                                                                       553401
                                                                (01473) 553410
                                                                (01473) 553403

HQ37D
8th August 1997

                  TWO NEW BOARD APPOINTMENTS AT EASTERN GROUP

EASTERN GROUP, ONE OF THE COUNTRY'S LEADING GAS AND ELECTRICITY GROUPS, HAS ANNOUNCED THE APPOINTMENTS OF TWO NEW BOARD DIRECTORS.

Dr David Huber joins the company on September 1, 1997, as Human Resources Director. He has wide experience in the fields of human resources and retail markets having previously worked for major corporations including Dunlop and the Burton Group before becoming HR Director at Safeway Stores.

Jim Whelan was appointed Managing Director, Power and Energy Trading, on July 1. He joined Eastern in 1993 and has successfully lead the company's power and energy trading activities to be a prominent force in UK energy markets. His experience in energy market transactions came to the fore in the 1996 negotiations for Eastern's leasing of five coal-fired power stations from National Power and PowerGen. Jim has extensive experience of the UK energy sector and international commodity and energy trading.

John Devaney, Eastern's Executive Chairman, said: "Both appointments bring significant experience and expertise to the Board at a time when the group continues to grow rapidly and also meet the challenges of full deregulation in its gas and electricity markets."

Ends

Media inquiries:  Dave Betteridge (01473) 553410.

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

13 AUGUST 1997

                       THE ENERGY GROUP -- FIRST QUARTER
                      RESULTS -- IN LINE WITH EXPECTATIONS

                              FINANCIAL HIGHLIGHTS
                        (COMPARED ON A PRO FORMA BASIS)

 --   TURNOVER UP 19 PER CENT TO L1033 MILLION.

 -- OPERATING PROFIT OF L96 MILLION DESPITE ABSORBING SEASONAL FIRST QUARTER LOSSES ON COAL STATIONS.

 -- POSITIVE PROFIT CONTRIBUTIONS FROM RECENT ACQUISITIONS IN THE USA AND THE CZECH REPUBLIC.

 -- CONTINUING POWER STATION AND DEVELOPMENT PROJECTS IN AUSTRALIA, TAIWAN AND INDIA.

 --   ONE OFF WINDFALL TAX PROVISION OF L112 MILLION.

The Energy Group announces results for the period 1 April to 30 June 1997. The results for the quarter have been compared to the pro forma operating results for certain of the businesses which were previously reported as part of Hanson PLC. Previously announced results and retained profits for the six months to 31 March 1997 are also provided for comparison.

                                                                      Cont . . .

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

The Group's businesses have performed above or in line with expectations with useful profit contributions from acquisitions in the USA and the Czech Republic.

Group turnover for the quarter rose by 19 per cent from L869 million to L1,033 million, and underlying operating profit was 14 per cent above the same period last year. However, operating profit of L96 million was 2 per cent down after absorbing approximately L20 million of seasonal losses on the UK coal-fired power stations. These stations only came into the Group's control in the second quarter of fiscal 1995/6.

A one off provision of L112 million has been taken for the windfall levy.

COAL

Turnover for the quarter increased to L354 million despite mild spring weather in the USA that reduced coal consumption and power output by one per cent below the previous year's level. Profit improved by 5 per cent to L40 million. On a dollar basis, operating profit increased 11 per cent but was moderated by exchange rate movements.

POWER

Results from the power business show an increase in turnover to L649 million and in profit to L17 million despite absorbing first quarter losses at the coal-fired stations.

                                                                      Cont . . .

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

The coal-fired stations' performance continued to exceed our original expectations at close to 96 per cent availability.

Citizens Power, the acquisition of which was completed in May 1997, has produced a positive first quarter contribution and the gas business of Eastern continues to expand; domestic customers now exceed 120,000.

NETWORKS

Results for the networks business for the first quarter are down on the comparable period last year, with turnover at L105 million and profit at L45 million. This is largely as a result of the regulatory review which has only been partly offset by further cost reductions. In addition units distributed were slightly lower, due mainly to mild weather.

OUTLOOK

Derek Bonham, Chairman of The Energy Group, said:

"Prospects for the Group are in line with those described at the time of demerger. Our core businesses are continuing to perform strongly and we are pleased with the initial contribution from our new investments."

FOR FURTHER INFORMATION:  Aviva Gershuny-Roth
                     The Energy Group PLC
                     Tel: 0171-647 3200

RESULTS ATTACHED

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

                          UNAUDITED FINANCIAL RESULTS
                        FIRST QUARTER ENDED 30 JUNE 1997

                                                                               Pro forma
                                                             3 months          3 months           6 months
                                                          to 30 June 1997   to 30 June 1996   to 31 March 1997
                                                                Lmn               Lmn               Lmn
Turnover
Coal                                                             354              347                647
Power                                                            649              492              1,801
Networks                                                         105              110                274
Other                                                              5                5                  9
Intra-group                                                      (80)             (85)              (212)
                                                               -----             ----              -----
                                                               1,033              869              2,519
                                                               -----             ----              -----
Operating Profit
Coal                                                              40               38                 66
Power                                                             17               12                129
Networks                                                          45               52                122
Other (Note 4)                                                    (6)              (4)                 -
                                                               -----             ----              -----
Pre-exceptional operating profit                                  96               98                317
Restructuring and reorganisation costs                             -                -                (20)
                                                               -----             ----              -----
Total operating profit                                            96               98                297
                                                                   -             -- -                  -
PacifiCorp offer costs (Note 1)                                   (2)                                  -
Net interest and similar charges                                 (33)                                (37)
                                                               -----                               -----
Profit on ordinary activities before taxation                     56                                 260
Ordinary taxation charge for the period                          (17)                                (81)
                                                               -----                               -----
                                                                  39                                 179
Exceptional taxation (Note 2)                                   (112)                                  -
                                                               -----                               -----
Profit/(loss) on ordinary activities after taxation              (73)                                179
Dividends                                                          -                                 (29)
                                                               -----                               -----
Profit/(loss) retained for the period                            (73)                                150
                                                                -- -                                -- -
Earnings/(loss) per ordinary share (Note 3)
Pre-exceptional                                                  8.9p                               38.2p
Basic                                                          (14.1)p                              34.5p

---------------

NOTES

1. "PacifiCorp offer costs" reflect the expenditure incurred to date by the Group in relation to the recommended cash offer by PacifiCorp Acquisitions for The Energy Group PLC. That offer lapsed on 1 August 1997 upon its referral to the Monopolies & Mergers Commission.

2. "Exceptional taxation" relates to the Group's estimated share of the windfall levy announced in the UK Budget on 2 July 1997.

3. The earnings per share for the 3 months ended 30 June 1997 are based on the profits for that period and on 516,756,626 shares which excludes the 4,100,891 shares held by The Energy Group Employee Benefit Trust, which has waived its right to dividends on the shares it holds.

    The earnings per share for the six months ended 31 March 1997 are based on the profits for that period and on 518,607,817 shares which excludes the 2,250,000 shares then held by The Energy Group Employee Benefit Trust.

4. Pro forma adjustments have been made to the figures to 30 June 1996 in respect of the additional administration costs that arose following the demerger. The directors estimate that such costs amount to approximately L15 million per annum.

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

                          UNAUDITED FINANCIAL RESULTS
                        FIRST QUARTER ENDED 30 JUNE 1997

                                                                           PRO FORMA
                                                         3 MONTHS          3 MONTHS           6 MONTHS
                                                      TO 30 JUNE 1997   TO 30 JUNE 1996   TO 31 MARCH 1997
                                                      ---------------   ---------------   ----------------
                                                             $MN                    $MN                $MN
Turnover
Coal                                                         582               570              1,064
Power                                                      1,067               809              2,960
Networks                                                     173               181                450
Other                                                          8                 8                 15
Intra-group                                                 (132)             (140)              (348)
                                                          ------            ------             ------
                                                           1,698             1,428              4,141
                                                          ------            ------             ------
Operating Profit
Coal                                                          66                62                108
Power                                                         28                20                212
Networks                                                      74                86                201
Other (Note 5)                                               (10)               (7)                 -
                                                          ------            ------             ------
Pro-exceptional operating profit                             158               161                521
Restructuring and reorganisation costs                         -                 -                (33)
                                                          ------            ------             ------
Total operating profit                                       158               161                488
                                                                              -- -
PacifiCorp offer costs (Note 2)                              (12)                                   -
Net interest and similar charges                             (54)                                 (61)
                                                          ------                               ------
Profit on ordinary activities before taxation                 92                                  427
Ordinary taxation charge for the period                      (28)                                (133)
                                                          ------                               ------
                                                              64                                  294
                                                          ------                               ------
Exceptional taxation (Note 3)                               (184)                                   -
                                                          ------                               ------
Profit/(loss) on ordinary activities after taxation         (120)                                 294
Dividends                                                      -                                  (47)
                                                          ------                               ------
Profit/(loss) retained for the period                       (120)                                 247
                                                            -- -                                 -- -
Earnings/(loss) per ADS (Note 4)
Pre-exceptional                                           $ 0.59                               $ 2.51
Basic                                                     $(0.93)                              $ 2.27

---------------

NOTES

1. The above US$ figures have been translated at the average exchange rate for the three months to 30 June 1997 of $1.6438 to the L.

2. "PacifiCorp offer costs" reflect the expenditure incurred to date by the Group in relation to the recommended cash offer by PacifiCorp Acquisitions for The Energy Group PLC. That offer lapsed on 1 August 1997 upon its referral to the Monopolies & Mergers Commission.

3. "Exceptional taxation" relates to the Group's estimated share of the windfall levy announced in the UK Budget on 2 July 1997.

4. The earnings per ADS for the three months ended 30 June 1997 are based on the profits for that period and on 518,756,926 shares which includes the 4,100,891 shares held by The Energy Group Employee Benefit Trust, which has waived its right to dividends on the shares it holds. One ADS is equivalent to four ordinary shares.

    The earnings per share for the six months ended 31 March 1997 are based on the profits for that period and on 518,607,817 shares which excludes the 2,250,000 shares then held by The Energy Group Employee Benefit Trust.

5. Pro forma adjustments have been made to the figures to 30 June 1996 in respect of the additional administration costs that arose following the demerger. The directors estimate that such costs amount to approximately US$25 million per annum.

[Peabody Letterhead]                           Peabody Holding Company, Inc.

                                               NEWS RELEASE

                                               CONTACT:
                                               Gayla Hoffman
                                               314-342-7768

FOR IMMEDIATE RELEASE
Aug. 19, 1997

CLIMATE CHANGE TREATY WOULD
CURB U.S. ECONOMIC GROWTH,
JEOPARDIZE ELECTRICITY SUPPLY

ST. LOUIS, Mo., Aug. 18 -- An international climate treaty being negotiated this year to reduce carbon dioxide (CO(2)) emissions at power plants will curb U.S. economic growth by jeopardizing the electricity supply, according to a new study by Resource Data International, Inc. (RDI).

     The study examines how growth in the U.S. electricity supply helps drive economic growth as measured by the Gross Domestic Product (GDP). About 56 percent of all U.S. electricity is generated from coal which is the lowest cost fuel. Coal's primary component is carbon, and according to the Clinton Administration, reducing coal use is the most likely scenario to control CO(2) emissions.

     The study considered the effects of removing a significant proportion of coal from the mix of resources that generate electricity and replacing it with alternate sources.

     RDI concluded that no single alternative resource or combination of natural gas, nuclear, hydroelectric and renewables such as solar or wind, can replace coal to generate electricity and sustain current levels of U.S. economic growth to meet even the most modest climate treaty proposal that would stabilize CO(2) emissions at 1990 levels.

     The Clinton Administration has indicated that stabilizing emissions at 1990 levels by 2010 would require a tax of $100 on each ton of CO(2). The study found that reducing CO(2) emissions to 1990 levels with a tax of this magnitude drastically limits electricity supplies after 2005, reducing GDP growth by up to $1.314 trillion, or 14 percent by 2010, and up to $16.823 trillion over a 10-year period.

                                    - more -

CLIMATE CHANGE TREATY -- ADD ONE

     The RDI study also found that the economic impacts of the current CO(2) reduction proposals will fall unevenly across the United States. The nation's heartland will be hardest hit because interior regions lack hydroelectric and nuclear generating resources and rely upon on Inexpensive coal-generated electricity for 72 percent of their energy. Inexpensive electricity is also why energy-intensive industries are more heavily concentrated in the U.S. interior. Seaboard economies tend to be more service-oriented.

     RDI, an independent energy research group in Boulder, Colo., was retained by St. Louis-based Peabody Holding Company, Inc., the world's largest private coal producer, to study the economic effects of current proposals for a new treaty on climate change. The new treaty will be considered at the December 1997 United Nations conference in Kyoto, Japan, where binding limits for the mandatory reduction of carbon dioxide emissions in developed nations will be debated.

     The proposed treaty will require the United States and other developed nations to control CO(2) emissions, while China and other developing nations -- many of them major international trade competitors -- will be exempt from binding limitations. The U.S. Department of Energy projects that, under current conditions, the United States will contribute less than 19 percent of global CO(2) emissions by 2015 compared to 58 percent from developing nations.

     The RDI study concludes that: "In short, there will be no benefit to global climate. At the same time, the U.S. economy will be more at risk than either the other [developed] nations or the nations that will be exempt from any potential Kyoto treaty."

     Copies of the RDI study, THE ECONOMIC RISKS OF REDUCING THE U.S. ELECTRICITY SUPPLY, CO(2) CONTROL AND THE U.S. ELECTRICITY SECTOR, may be obtained by calling Peabody at (314) 342-7554 or via the Internet at www.peabodygroup.com/ and select "Company Publications", then "Report."

The Executive Summary of the study is attached.

THE ECONOMIC RISKS OF REDUCING
THE U.S. ELECTRICITY SUPPLY
CO(2) Control and the U.S. Electricity Sector

EXECUTIVE SUMMARY

In response to international efforts to address perceived global climate change impacts, the United States has expressed commitment to the goal of reducing carbon dioxide ("CO(2)") emissions to 1990 levels, or lower. To that end, the Department of Energy and the Environmental Protection Agency have formed an Interagency Analytical Team ("IAT") to work with outside economists in determining the impacts associated with various proposals for emission reductions, timetables, and mechanisms for attaining reductions.

This study focuses on the U.S. electricity sector and identifies the risks that would be posed to the economy by reducing CO(2) emissions to 1990 levels in that sector. These risks are quite great and would provide no tangible benefit, since the nations with the fastest growing CO(2) emissions will be exempt from any treaty that may be signed in Kyoto, Japan later this year.

Specific findings include:

CURRENT CO2 CONTROL PROPOSALS WILL PUT THE U.S. ECONOMY AT RISK

 --Growth in the U.S. economy is tied to growth in electricity supply, with current electricity-to-Gross Domestic Product ("GDP") ratios at 1.34% growth in electricity associated with each 1% growth in GDP;

 --Reducing CO(2) to 1990 levels will limit the annual growth rate in the supply of electricity between 1995 to 2015 to 0.83%, down from 1.45% under the Department of Energy's projected business-as-usual scenario. Neither natural gas nor CO(2) neutral generating resources will be able to offset this supply restriction;

 --Therefore, up to $1.314 trillion, or 14% of GDP, will be at risk in 2010 and up to $16.823 trillion cumulatively from 2005 to 2015.

Proposed CO2 Emission Trading Proposals are not a Panacea

 --Clinton Administration is using the success of the acid rain sulfur dioxide
   ("SO(2)") trading program to suggest that CO(2) trading will limit compliance costs. However, the two programs differ fundamentally;

 --While the EPA distributes SO(2) emission allocations at no cost, the Administration proposes to auction CO(2) allocations. Such an auction would mimic the effects of a carbon tax, with the federal government collecting at least $133 billion annually from all sectors and $50 billion from the electricity sector alone. The idea that "recycling" of these revenues will counterbalance the economic consequences of both the "tax" and the costs of compliance is an unproven presumption;

 --The success of SO(2) trading lies in the ability of power plants to switch from high sulfur to low sulfur coal sources. Because low sulfur coal is now generally cheaper than high sulfur coal, over-compliance with the acid rain program often comes as a windfall. There are no "low carbon" coal sources, and natural gas is a higher cost fuel alternative.(1)

CO2 Stabilization will Disproportionately Impact the U.S. Interior

 --The Eastern and Western Coastal regions of the country have greater access to hydroelectric, nuclear, natural gas, and renewable energy resources than the Interior regions and therefore generate electricity that is less carbon-intensive than the interior. Where the Interior regions relied on coal for 72% of their electricity generation in 1995, the Coastal regions relied on coal for only 35%;

 --The economies of the Interior regions are more electricity-intensive than the economies of the Coastal regions. In 1995, the Interior regions consumed 0.51 terraWatthours of electricity per billion dollars of Gross State Product ("tWh/GSP"), compared to 0.38 tWh/GSP for the Coastal regions;

 --Therefore, because the Interior regions rely on more carbon-intensive energy resources for electricity and require more of this carbon-intensive electricity per unit of GSP than the Coastal regions, the Interior regions will bear the brunt of any CO(2) stabilization effort.

---------------

    (1) There are slight differences between the carbon contents of bituminous and sub-bituminous coals and lignite, but these are insignificant in relation to sulfur differentials.

U.S. Efforts to Reduce CO2 will have Diminishing Returns
---------------------------------------------------------------

 --The U.S. emitted 23% of global CO(2) emissions in 1995, but is projected to emit only 19% by 2015 under a business-as-usual scenario;

 --China and other non-OECD Asian nations emitted 23% of global CO(2) emissions in 1995, but are projected to emit 33% by 2015 under a business-as-usual scenario;

 --Only the Annex 1 nations (including the U.S. and OECD, as well as certain
   Eastern European countries) will be required to control CO(2) emissions under the Kyoto treaty, while China and all other non-OECD nations will be exempt. Thus, even if the OECD reduces its carbon emissions by 916 million metric tonnes ("mmt") by 2015 to meet 1990 levels, the non-OECD nations will still increase emissions by 2,360 mmt.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 THE ENERGY GROUP PLC

                                          ----------------------------------
                                                       (Registrant)




Date: September 2, 1997                 By        /s/ MARTIN MURRAY
      -----------------                   ----------------------------------
                                                      Martin Murray
                                                      General Counsel
                                                      and Secretary

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 1997

                              THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                    117 Piccadilly, London W1V 9FJ, England
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        Form 40-F
   [X]              [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes              No
   [ ]              [X]

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]
September 9, 1997

THE ENERGY GROUP ENTERS AN AGREEMENT TO ACQUIRE
AN INTEREST IN THE ZAMOSC ENERGY COMPANY, POLAND

The Energy Group through its subsidiary Eastern Generation has reached agreement with Southern Energy Inc., to acquire their development interests in three co-generation projects in Poland based in Chelm, Zamosc and Przemysl. The acquisition will take place via a 49 per cent. share purchase of the Zamosc Energy Company (ZEC).

ZEC is a joint venture with Polish regional distribution company Zaklad Energetyczny Zamosc SA and holds the rights to develop three 70MW electrical co-generation plants which will cost approximately $100 million each to build.

Derek Bonham, Chairman of The Energy Group said: "Following our recent acquisition of a majority stake in Teplarny Brno in the Czech Republic, this represents another important strategic move into the rapidly developing energy markets of Eastern Europe."

ENQUIRIES:      AVIVA GERSHUNY-ROTH
                THE ENERGY GROUP PLC
                0171-647 3200

ATTACHMENT:     NOTES TO EDITORS

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

NOTES TO EDITORS:

1. Eastern Generation Ltd, part of Eastern Group plc, is a subsidiary of The Energy Group PLC and is the fourth largest electricity generator in the UK.

2. Zaklad Energeryczny Zamosc SA is a regional distribution company in the South East of Poland. It has approximately 400,000 customers and for the year to 31(st) December 1996 had a turnover of PLZ 282,152,700 (approximately L50 million) and made a profit of PLZ 3,375,000 (approximately L600,000).

3.   ZEC is the trading name for Zamojska Spolka Elektroenergetyczna Sp zoo.

END

[EASTERN letterhead]                                       Corporate
                                                           Communications
                                                           Eastern Group plc
                                                           Wherstead Park
                                                           P.O. Box 40
                                                           Wherstead
                                                           Ipswich
                                                           Suffolk IP9 2AQ

                                                           Direct tel: (01473)
                                                                       553401
                                                                (01473) 553410
                                                                (01473) 553403

HQ42
16 September 1997

                         DUAL-FIRING PLANS FOR DRAKELOW
                           AND RUGELEY POWER STATIONS

EASTERN GENERATION, BRITAIN'S FOURTH LARGEST ELECTRICITY GENERATOR AND PART OF EASTERN GROUP, TODAY UNVEILED PLANS TO INTRODUCE NATURAL GAS FIRING ALONGSIDE COAL AT DRAKELOW AND RUGELEY POWER STATIONS.

The conversion plans, which are being submitted to the Department of Trade and Industry for approval, will allow the stations to burn gas, coal or a combination of both.

The L40 million investment includes the cost of laying six kilometres of underground gas pipelines to each site. The gas pipes will be laid under mainly agricultural land and care will be taken to minimise any disruption during construction.

The plant modifications and pipeline laying could begin as early as April 1998 with dual-firing starting in July 1998.

Rugeley (Staffordshire) and Drakelow (South Derbyshire) each generate up to 1,000MW of electricity. Together the stations could burn up to 5.5 million therms of gas each day.

The gas will be supplied by Eastern Power and Energy Trading from its expanding portfolio of contracts. The company, one of Britain's largest independent shippers of natural gas, is a sister company to Eastern Generation within Eastern Group.

The advanced dual-firing technology will help in the management of station emissions in the face of increasingly tight regulations. Burning natural gas produces no sulphur dioxide, less nitrogen oxides and carbon dioxide and no dust when compared to conventional coal firing.

John Devaney, Eastern Group's Executive Chairman, said: "This significant investment will help secure the long-term future of generation on both sites."

Ends

NOTE TO EDITORS

Eastern Group currently owns, operates or has interest in eight power stations in Britain representing around 10 per cent of the country's total generating capacity. Its portfolio consists of a mix of combined-cycle gas turbine and coal-fired stations.

The capacity was increased in 1996 as a result of leasing agreements for five coal-fired stations -- Rugeley, Ironbridge and West Burton from National Power and High Marnham and Drakelow from PowerGen.

Media Inquiries:  Bill Watson, Managing Director, Eastern Generation
              Jim Whelan, Managing Director, Eastern Power and Energy Trading Dave Betteridge or Ian Seaton, Media Relations, Eastern Group 01473 553410.

                              THE ENERGY GROUP PLC

                   Announcement to the London Stock Exchange

DATE ANNOUNCEMENT SENT: 25 SEPTEMBER, 1997

The Energy Group PLC expects to announce its interim results for the period of six months ending 30 September 1997 on 12 November 1997.

The Company's first Annual General Meeting is to be held in London on 13 November 1997. Notice of the meeting will be sent to shareholders shortly.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   THE ENERGY GROUP PLC

                                          --------------------------------------
                                                       (Registrant)

Date October 7, 1997                      By        /s/ MARTIN MURRAY
                                            ------------------------------------
                                            Martin Murray
                                            General Counsel
                                            and Secretary

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 1997

                              THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                    117 Piccadilly, London W1V 9FJ, England
--------------------------------------------------------------------------------

                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F
   [X]          [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

   Yes          No
   [ ]          [X]

[EASTERN letterhead]                                       Corporate
                                                           Communications
                                                           Eastern Group plc
                                                           Wherstead Park
                                                           P.O. Box 40
                                                           Wherstead
                                                           Ipswich
                                                           Suffolk IP9 2AQ

                                                           Direct tel: (01473)
                                                                       553401
                                                                (01473) 553410
                                                                (01473) 553403

                                 [News Release]

HQ45
Embargoed until 8 October 1997

                      EASTERN KICKS-OFF BIG SAVINGS ON GAS

GAS BILL SAVINGS OF AROUND 20% ARE IN THE PIPELINE FOR MILLIONS OF HOMES ACROSS EASTERN ELECTRICITY'S REGION.

Eastern Natural Gas, sister company to Eastern Electricity, today becomes the first rival to British Gas to kick-off its sales and customer awareness campaign -- starting the countdown to full competition next year.

Both companies are part of Eastern Group, a nation-wide supplier of electricity and natural gas.

Eastern, already one of Britain's biggest gas suppliers, currently offers an average reduction of 20% off British Gas bills. Customers switching to direct debit are saving up to 24.6% -- or around L100 on a typical L400 annual gas bill.

More than 250,000 homes have signed with Eastern in those parts of the country already free to choose from rival gas suppliers -- the south-west, south-east and north-east of England and Scotland.

Ofgas, the industry watchdog, plans to see competition "go live" in May next year in Norfolk, Suffolk, Essex, Cambridgeshire, Buckinghamshire, Bedfordshire and Hertfordshire. Greater London boroughs are expected to follow in June.

Eastern is kicking-off with football ground advertising. Fully trained sales representatives are spearheading the campaign region-wide from November 1.

Jonathan Baggott, Eastern's gas sales and marketing manager, said: "One in four homes are now switching away from British Gas in places where competition has already started. We have been looking forward to playing on 'home-turf' where people are already familiar with Eastern as their local electricity supplier."

He added: "Eastern aims to secure more than 1.5 million new gas customers across Britain by the turn of the century."

                                                                            more

gas/2

Switching suppliers is simple. Eastern will use existing pipes and meters and will bill customers directly. BG Transco is still responsible for leaks and emergencies.

In addition to cheaper gas, Eastern also offers a full range of other services including boiler servicing and emergency cover and bill payment protection.

A new gas sales inquiry line, charged at the local rate, is now available on 0345 236236.

Ends

Media inquiries:          Dave Betteridge or Judith Hanlon, Eastern Group, 01473
                          553410.

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

October 13, 1997

ENERGY GROUP OVERSEAS B.V. ISSUES $500 MILLION GUARANTEED NOTES

Energy Group Overseas B.V., a wholly owned subsidiary of The Energy Group PLC, announced today the issue of a total of $500 million Guaranteed Notes. The notes are in two series, $200 million 7 3/8 per cent due 2017 and $300 million 7 1/2 per cent due 2027, and are unconditionally guaranteed by The Energy Group PLC.

The $200 million notes due 2017 are being issued to investors at a price of
99.524 per cent to yield 95 basis points over the 6 5/8 per cent Treasury Stock 2027 so as to yield 7.421 per cent to investors on a semi-annual basis. Interest will be payable semi-annually in arrear on April 15 and October 15 in each year beginning April 1998.

The $300 million notes due 2027 are being issued to investors at a price of
99.987 per cent to yield 103 basis points over the 6 5/8 per cent Treasury Stock 2027 so as to yield 7.501 per cent to investors on a semi-annual basis. Interest will be payable semi-annually in arrear on April 15 and October 15 in each year beginning April 1998.

Eric Anstee, Finance Director of The Energy Group said: "The proceeds of this issue will be used for our general corporate purposes enabling us to repay short term debt."

Enquiries:   Eric Anstee                          Finance Director
             Mike Andrews                         Treasurer
             Aviva Gershuny-Roth                  Head of Corporate Communication

                            Tel: 0171-647 3200

The Guaranteed Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

October 24, 1997

THE ENERGY GROUP WINS BID FOR TURKISH GENERATION PLANT

The Energy Group, through its subsidiary, Peabody, together with NRG and Koc Holding, have won a bid to acquire the 450 megawatt Kangal coal-fired generation plant in central Turkey for $125 million.

The consortium interest is split: Koc 50%, Peabody 25% and NRG 25%. The bids are subject to the negotiation of definitive agreements. The consortium has submitted bids for other distribution and generation assets which are still under evaluation.

Power from the Kangal station will be sold to TEAS, The Turkish national power company, under a 20-year power purchase agreement. The agreement which will be denominated in US dollars will contain minimum take-or-pay provisions. The plant will be retrofitted with up-to-date technology to improve its environmental performance significantly.

"This project is a further step in the realisation of The Energy Group's strategy to develop as an international, integrated energy company", said Derek Bonham, Chairman of The Energy Group. "The Kangal power station represents a significant opportunity to acquire a quality asset which will produce immediate earnings enhancement."

ENQUIRIES:    Aviva Gershuny-Roth                  Chris Farrand
              The Energy Group                     Peabody
              Tel: 0171-647 3200                   Tel: 001 314 342 7623
ATTACHMENT:   Notes to Editors

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

NOTES TO EDITORS

The disposal is part of the Turkish government's efforts to ensure a more reliable and cost-efficient supply of energy by privatising its electric distribution, generation and related coal mining assets. The Turkish economy is growing at a rapid pace and growth in electricity demand is projected to be much higher than that in most of Europe or the United States. The electricity growth rate in Turkey is projected to be 6 to 8.5 per cent annually.

The Energy Group is a diversified international energy company which includes Peabody, the world's largest private coal producer; Eastern, one of the leading integrated electricity and gas companies in Great Britain; and Citizens Power, one of the top five power marketers in the United States.

NRG is a wholly owned subsidiary of Northern States Power Company, which owns and operates more than 7000 MW of coal, gas, nuclear, hydro and alternative fuel-fired plants in the United States. NRG has significant investments in Germany, Australia, Bolivia, the Czech Republic and the United States.

Koc Holding, founded in 1926, is the largest conglomerate in Turkey and a Fortune Global 500 corporation.

END

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

October 27, 1997

            THE ENERGY GROUP IN L870,000 SPONSORSHIP OF THE NATIONAL
                                 YOUTH THEATRE

The Energy Group today announced its three-year sponsorship of the National Youth Theatre of Great Britain. The sponsorship programme will provide L250,000 a year for three years and will cover essential core costs as well as money towards productions. The Government's ABSA "Pairing Scheme" has also awarded a grant of L40,000 a year for the sponsorship duration, bringing the total funds available to L870,000.

Derek Bonham, Chairman of The Energy Group, said:

"I have always admired the drive, ambition and enthusiasm of the National Youth Theatre, qualities which I believe are mirrored at The Energy Group. So I am delighted that we are able to support them via this sponsorship which will cover a substantial part of their core costs."

"It is in the best interest of business to encourage young people's creative potential and not to overlook the benefits which drama and the arts can offer in terms of training, education, self-confidence and long term contribution to society."

                                                                         Cont...

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

Page 2

The Energy Group already provides support to a wide range of causes including disadvantaged young and elderly people; and those involved in environmental conservation. In addition the company has contributed to the Wildlife Trust, Macmillan Cancer Relief and the NSPCC, through Eastern, its UK based electricity and gas company.

In the U.S.A., The Energy Group provides American Indians with scholarship funding, while the Smithsonian Institute in Washington, D.C. benefits from co-sponsorship of a coal and electricity educational exhibit through Peabody, The Energy Group's U.S. based coal producer which is the largest private coal producer in the world.

ENQUIRIES:   Aviva Gershuny-Roth                  Cathy Barnhill
             The Energy Group                     National Youth Theatre
             Tel: 0171-647 3200                   Tel: 0171-281 3863

                                 PRESS RELEASE

                              THE ENERGY GROUP PLC

                   Announcement to the London Stock Exchange

DATE ANNOUNCEMENT SENT: 28 OCTOBER, 1997

Following purchases of additional shares on 24 October 1997 UBS UK Holding Limited notified The Energy Group PLC on 27 October 1997 that UBS Limited and PDFM Limited had acquired respective interests in 15,691,254 and 18,734,185 ordinary shares of The Energy Group PLC, representing 3.012% and 3.596% of the issued ordinary share capital of the company, respectively.

UBS Limited and PDFM Limited are subsidiaries of UBS UK Holding Limited which is also treated as having an interest in these shares.

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

October 28, 1997

The Energy Group announces that Sir Christopher Harding has informed the Board that he has accepted an invitation to join United Utilities PLC as Deputy Chairman from November 1, 1997 taking over as Chairman on April 1, 1998. He has accordingly resigned as a Non-Executive Director of The Energy Group with immediate effect and the resolution for his re-appointment as a Director of the company will therefore not be put to the Annual General Meeting of The Energy Group on November 13, 1997. Derek Bonham, Chairman of The Energy Group, said that Sir Christopher Harding's contribution would be missed by all his colleagues and wished him well in his future position.

ENQUIRIES:       Aviva Gershuny-Roth
                 The Energy Group
                 Tel: 0171-647 3200

[EASTERN ELECTRICITY Letterhead]                           Corporate
                                                           Communications
                                                           Eastern Electricity
                                                           plc
                                                           Wherstead Park
                                                           P.O. Box 40
                                                           Wherstead
                                                           Ipswich
                                                           Suffolk IP9 2AQ

                                                           Direct tel: (01473)
                                                                       553401
                                                                (01473) 553410
                                                                (01473) 553403

HQ52
30 October 1997

                      EASTERN NATURAL GAS SIGNS 200,000 IN
                          SCOTLAND AND THE NORTH EAST.

Eastern Natural Gas, already one of Britain's biggest gas suppliers, has signed around 200,000 new customers in Scotland and the North East -- representing approximately half the households switching from November 1.

ENG, part of Eastern Group, a nation-wide provider of electricity and natural gas, has signed around 108,000 homes in the North East and 92,000 in Scotland.

Ofgas announced today that more than 400,000 households out of a market of 2.5 million have signed to switch from British Gas in the latest competition phase.

Eastern offers an average reduction of 20% off British Gas bills. Customers switching to direct debit are saving up to 24.6% -- or around L100 on a typical L400 annual gas bill.

John Devaney, Executive Chairman, Eastern Group, said: "We're delighted with the results of our sales campaign particularly in an area where Eastern was a new name with households. We're already active in the south west and south east of England and aim to secure 1.5 million new domestic gas customers nation-wide by the turn of the century."

Ends

Enquiries:  Dave Betteridge (01473) 553410.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   THE ENERGY GROUP PLC

                                          --------------------------------------
                                                       (Registrant)

Date: November 3, 1997                  By           /s/ MARTIN MURRAY
      ----------------                    --------------------------------------
                                                         Martin Murray
                                                         General Counsel
                                                         and Secretary

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 1997

                              THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                    117 Piccadilly, London W1V 9FJ, England
--------------------------------------------------------------------------------

                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F           Form 40-F
                  [X]                 [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                  No
                  [ ]                 [X]

[EASTERN ELECTRICITY Letterhead]                           Corporate
                                                           Communications
                                                           Eastern Electricity
                                                           plc
                                                           Wherstead Park
                                                           P.O. Box 40
                                                           Wherstead
                                                           Ipswich
                                                           Suffolk IP9 2AQ

                                                           Direct tel: (01473)
                                                                       553401
                                                                (01473) 553410
                                                                (01473) 553403

HQ48
4 November 1997

                         EASTERN POWERS INTO NORD POOL

Eastern Power and Energy Trading, part of Eastern Group, has become the first British company to buy and sell electricity in the Norwegian and Scandinavian power market.

The market, known as Nord Pool, was the world's first commodity exchange for electrical power when it was established in 1993.

Easter is trading from Ipswich -- making it the first non-Scandinavian Nord Pool member to operate remotely.

Unlike its UK operations, Eastern is trading for the first time on the electricity futures market -- where the buying and selling is on paper and there is no physical delivery of the electricity.

Jim Whelan, Managing Director of Eastern Power and Energy Trading, said:
"Joining Nord Pool is part of our strategic development overseas. It is a very attractive way of gaining a closely controlled exposure and experience of a foreign market."

Ends

Media inquiries:  Dave Betteridge (01473) 553410.

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

12 November 1997

                        THE ENERGY GROUP INTERIM RESULTS

                              FINANCIAL HIGHLIGHTS

-  TURNOVER EXCEEDS L2 BILLION.

-  UNDERLYING OPERATING PROFIT UP BY OVER 12%

-  INTERIM DIVIDEND OF 8.0 PENCE PER SHARE.

-  WELL POSITIONED FOR DOMESTIC COMPETITION IN THE
    UK ELECTRICITY AND GAS MARKETS.

-  OVER 300,000 UK GAS CUSTOMERS NOW SIGNED UP.

-  POWER STATION DEVELOPMENT PROJECTS ANNOUNCED
    IN POLAND, TURKEY, TAIWAN AND THE UK.

     Derek Bonham, Chairman said: "The Energy Group has made an impressive start to life as an independent company. With underlying operating profit up 12%, the financial results are both encouraging and in line with expectations. We are particularly well positioned to profit from the emerging competitive UK gas and electricity sectors as well as the deregulating US energy market. Developments in this period underpin our ambitions to become a leading international integrated energy company."

     The Energy Group announces results for the period 1 April to 30 September 1997. The results for the quarter have been compared to the pro forma operating results for certain of the businesses which were previously reported as part of Hanson PLC. Previously announced results and retained profits for the six months to 31 March 1997 are also provided for comparison.

                                                                         cont...

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

FINANCIAL RESULTS

Group turnover for the six months to 30 September 1997 was L2,007 million, an increase of 7% on the same period last year. Operating profit for the period was L187 million (pro forma 1996: L196 million) before the exceptional costs associated with PacifiCorp's bid and restructuring costs within EASTERN. Earnings per share, before exceptional items, fell to 17.7p (pro forma 1996:
21.7p). As reported in our first quarter results, compared with last year, these results were adversely affected by some L20 million of normal seasonal losses associated with the coal-fired power stations we leased in July 1996. Excluding this, and using consistent exchange rates, underlying operating profit has grown by more than 12%.

As reported, the L112 million cost of the windfall tax was fully provided for in the first quarter. The underlying tax rate for ordinary activities in the six months to 30 September 1997, before the windfall tax, was 26.3%.

In October the group successfully issued $500 million of bonds due for repayment in 2017/2027, adding to the long term stability of our financial base.

DIVIDEND

An interim dividend of 8.0 pence per share will be paid on 9 January 1998 to ordinary shareholders on the register on 19 December 1997. Subject to prevailing circumstances, we expect to pay a further dividend in August 1998.

                                                                       cont. . .

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

PACIFICORP'S OFFER

PACIFICORP'S recommended offer for THE ENERGY GROUP of 690 pence per share lapsed on 1 August 1997, when the UK Secretary of State for Trade and Industry referred its bid to the Monopolies and Mergers Commission. We are co-operating fully with this enquiry and also with the US regulatory authorities, who are conducting their own reviews of the proposed merger.

REVIEW

The six months to 30 September 1997 have been a period of significant development for THE ENERGY GROUP. In May we completed the acquisition of CITIZENS POWER, one of the top ten electricity trading businesses in the USA. This is a key element in our strategy of building an integrated energy company in North America. Citizens is already working closely with PEABODY to market jointly a range of new trading-based products to help utilities compete more effectively in the deregulating US electricity markets. EASTERN continues to make considerable headway in the UK gas supply market and is now one of the largest suppliers after Centrica plc. We intend to be a major national player in both the electricity and gas markets. The Energy Group has also announced major energy projects in Poland, Turkey, Taiwan and the UK.

                                                                      cont . . .

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

TRADING

COAL

     PEABODY produced 83.5 million (86 million) tons of coal in the period and continues to lead the US coal industry with a 14% share of the coal market. Its steam coal products were used to generate over 9% of all electricity produced by US electric companies. Turnover for the six months decreased 6% to L691 million (L733 million) and operating profit declined 3% to L85 million (L88 million). However, these results are distorted by the impact of the strong L:$ exchange rate in the period. On a US dollar basis, turnover increased 1% to $1,137 million ($1,131 million). Operating profit was also up 3% to $140 million ($136 million) for the period. These figures included the favourable impact of a coal supply agreement restructuring of $38 million, partially offset by reduced demand for coal for electricity due to mild weather. Earnings improved at PEABODY'S Australian operations and at the Powder River Coal Company.

     In Australia, PEABODY is continuing to expand the Warkworth Mine and to construct a new mine at Bengalla in New South Wales to serve the fast-growing Asia/Pacific Rim market. Initial shipments from Bengalla are expected to begin in early 1999.

     PEABODY is also continuing with its competitiveness initiatives, including productivity investments and consolidation of production. Our US mines achieved record safety results, with a 20% year on year improvement, and an 80% improvement since 1990.

                                                                       cont. . .

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

POWER

     Turnover in our POWER business increased by 15% to L1,248 million. Operating profit fell by L8 million to L31 million due to the adverse impact of seasonal losses referred to earlier.

     EASTERN'S UK power stations, notably the 5,949MW coal-fired portfolio, have undergone routine summer maintenance during this half year and are well positioned for the important winter months ahead. The 360MW CCGT power station at Peterborough continued to achieve very high levels of availability throughout the period, the 340MW CCGT power station at King's Lynn is completing its commissioning phase and plans for further development of previously announced new generation facilities are in advanced stages of the planning and approval process. Eastern also intends to introduce dual-firing for coal and gas for 2,022MW of existing capacity at Drakelow and Rugeley to manage increasingly tight emission regulations more effectively.

     The growth of EASTERN'S domestic gas retail business has been impressive, adding to its strong position in the industrial and commercial markets. EASTERN NATURAL GAS serves domestic customers in those parts of the south west and the south east of England which are already open to competition and is winning customers in Scotland and the north east. It has now signed up over 300,000 customers.

     EASTERN ELECTRICITY'S retail business continues to perform well in those parts of the UK electricity market which are open for competition, with around 13% of eligible commercial sites in this market. We are currently on target to be one of the four REC's fully ready for competition from 1 April 1998. Plans to serve the national residential and small business electricity markets are well advanced, including the recent launch of the innovative 'EcoPower' tariff.

                                                                         cont...

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

We are still in discussion with the electricity regulator about his price proposals for electricity supply for the two years from 1 April 1998, and will make a further announcement shortly. We welcome in principle the move to maximum price caps as a means of facilitating competition in both the retail and wholesale markets.

Following the demerger from Hanson PLC the group retained L68m of provisions against long-term electricity contracts. We are now examining the implications of a fully competitive market on these provisions against certain long term electricity contracts entered into after privatisation, with the possibility that provisions might need to be increased.

In the USA, CITIZENS POWER increased electricity and gas trading volume by 334% over the comparable period in 1996. Since its acquisition, Citizens Power has completed additional non-utility generating restructuring agreements, providing it with a continuing earnings stream and has established a state-of-the-art energy trading floor which co-ordinates with PEABODY in the marketing of new combined fuel/power arrangements for the deregulating US electric utility industry.

In September we reached an agreement to acquire a 49% interest in the development of three 70MW co-generation projects in Poland. As part of a consortium in which we have a 25% interest, we have recently won a bid to acquire a 450MW coal-fired generation plant in central Turkey with a related mining facility. In Taiwan, we have entered a joint venture to develop a 550MW coal-fired plant. THE ENERGY GROUP is the first major western energy company to become involved in this kind of project in Taiwan.

                                                                         cont...

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

NETWORKS

Another solid performance from the Networks business has contributed L81 million (L78 million) to profit in the six month period, reflecting a 14% reduction in operating costs.

EASTERN ELECTRICITY'S 89,000 km network continues to be one of the most reliable in the UK. Network investment plans are on target and will further improve performance and reliability.

EASTERN GROUP TELECOMS continues to build a strong position as a network provider to UK telecoms operators, with additional investments made during the period.

DIRECTOR

On 28 October 1997, Sir Christopher Harding resigned as a non-executive director on becoming chairman designate of United Utilities PLC. His contribution will be missed and we wish him well in his new position.

INTERIM REPORT

The interim report is being mailed to shareholders and ADS holders.

FOR FURTHER INFORMATION:  Aviva Gershuny-Roth
                          The Energy Group PLC
                          Tel: 0171-647 3200

RESULTS ATTACHED

                                                                         cont...

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                           UNAUDITED       UNAUDITED
                                                          UNAUDITED        PRO FORMA       PRO FORMA
                                                        SIX MONTHS TO    SIX MONTHS TO      YEAR TO
                                                        30 SEPTEMBER     30 SEPTEMBER       31 MARCH
                                                            1997             1996             1997
                                                NOTE               LM               LM              LM
Turnover -- continuing activities                3          2,007            1,869            4,460

Costs and overheads less other income                      (1,836)          (1,673)          (3,975)
                                                           ------           ------           ------
Operating profit -- continuing activities        3            171              196              485

Net interest payable and similar charges                      (65)             (35)             (88)
                                                           ------           ------           ------
Profit on ordinary activities before taxation                 106              161              397

Taxation charge for period -- on results         5            (28)             (48)            (121)
                            -- windfall          5           (112)               -                -
                                                           ------           ------           ------
(Loss)/profit on ordinary activities after
  taxation                                                    (34)             113              276

Dividend                                                      (41)               -              (29)
                                                           ------           ------           ------
(Loss)/profit retained for the period                         (75)             113              247
                                                           ------           ------           ------
Earnings per ordinary share
Basic                                            6           (6.5)P          21.7p            53.2p
Pre-exceptional costs                            6           17.7P           21.7p            56.7p

DIVIDEND

Ordinary shareholders: an interim dividend of 8p per ordinary share will be paid on 9 January 1998 to those shareholders on the register on 19 December 1997. The shares are expected to trade ex-dividend on the London Stock Exchange from 15 December 1997.

ADS holders: the dividend will be converted to US dollars on 9 January 1998 using the prevailing exchange rate on that date. Payment will be made on 16 January 1998 to holders on record on 19 December 1997. The ADSs are expected to trade ex-dividend on the New York Stock Exchange from 17 December 1997.

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

                           CONSOLIDATED BALANCE SHEET

                                                       UNAUDITED AT   AUDITED AS AT   AUDITED AS AT
                                                       30 SEPTEMBER    30 SEPTEMBER        31 MARCH
                                                               1997            1996            1997
                                                              LM                 LM              LM
FIXED ASSETS
Tangible fixed assets                                      3,986          3,975           3,910
Investments                                                   83             17              72
                                                          ------         ------          ------
                                                           4,069          3,992           3,982
                                                          ------         ------          ------
CURRENT ASSETS
Stocks                                                       309            254             256
Debtors                                                    1,714          1,301           1,359
Investments                                                   11              8              10
Short-term deposits                                        1,129              -             753
Cash                                                         174            173             385
                                                          ------         ------          ------
                                                           3,337          1,736           2,763
                                                          ------         ------          ------
CREDITORS -- DUE WITHIN ONE YEAR
Short-term borrowings                                       (648)          (168)           (738)
Overdrafts                                                   (70)          (119)            (61)
Other creditors                                           (1,406)          (754)           (948)
                                                          ------         ------          ------
                                                          (2,124)        (1,041)         (1,747)
                                                          ------         ------          ------
NET CURRENT ASSETS                                         1,213            695           1,016
                                                          ------         ------          ------
TOTAL ASSETS LESS CURRENT LIABILITIES                      5,282          4,687           4,998

CREDITORS -- DUE AFTER ONE YEAR                           (2,050)          (945)         (1,655)

PROVIDES FOR LIABILITIES AND CHARGES                      (1,506)        (1,557)         (1,498)
                                                          ------         ------          ------
NET ASSETS                                                 1,726          2,185           1,845
                                                          ------         ------          ------
CAPITAL AND RESERVES
Called up share capital                                       52                             52
Other reserves                                               583                            639
Profit and loss account                                    1,091                          1,154
Invested capital                                                          2,185
                                                          ------         ------          ------
EQUITY SHAREHOLDERS' FUNDS                                 1,726          2,185           1,845
                                                          ------         ------          ------

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

                        CONSOLIDATED CASH FLOW STATEMENT

                                                                  UNAUDITED         AUDITED
                                                              SIX MONTHS TO   SIX MONTHS TO
                                                               30 SEPTEMBER        31 MARCH
                                                                       1997            1997
                                                                         LM              LM
CASH FLOW FROM OPERATING ACTIVITIES                                273             346
                                                                  ----            ----
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received and other income                                  58              29
Interest paid                                                      (91)            (83)
Dividends received from investments                                  3               1
                                                                  ----            ----
                                                                   (30)            (53)
                                                                  ----            ----

TAXATION                                                            (8)            (23)
                                                                  ----            ----

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                 (167)           (133)
Purchase of investments                                             (9)            (39)
Sale of tangible fixed assets                                        5               4
Sale of investments                                                  -              12
                                                                  ----            ----
                                                                  (171)           (156)
                                                                  ----            ----
ACQUISITIONS
Purchase of subsidiary undertakings                                (14)            (20)
                                                                  ----            ----
EQUITY DIVIDENDS PAID                                              (29)              -
                                                                  ----            ----
CASH FLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING              21              94
                                                                  ----            ----

MANAGEMENT OF LIQUID RESOURCES
Net cash placed on short-term deposit                             (373)           (753)
                                                                  ----            ----
FINANCING
Net new short-term borrowings                                     (153)            149
Debt due beyond a year:
  New long term loans                                              278             907
  Repayment of amounts borrowed                                      -            (118)
                                                                  ----            ----
                                                                   125             938
                                                                  ----            ----
(Decrease)/increase in cash in the period                         (227)            279
                                                                  ----            ----

                                                                       cont. . .

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

1.  BASIS OF PREPARATION OF ACCOUNTS

The results for the six months to 30 September 1997 are unaudited. The accounting policies are as stated in the Report and Accounts for the six months ended 31 March 1997, together with the additional policy described below. The figures for the six months ended 31 March 1997 are an extract from the full published financial statements that have been delivered to the Registrar of Companies, and on which the auditors have issued an unqualified report.

The group's recent acquisition, Citizens Power, provides contract restructuring services to the energy industry. In connection with these activities, the group has adopted the following accounting policy:

    Assets and liabilities associated with contract restructuring activities are marked to market. Movements in the market value are recognised in the profit and loss account in the period of change. In the absence of a readily available market price, fair value based on discounted cash flows is used.

2.  PRO FORMA INFORMATION

a) The pro forma information for the year ended 31 March 1997 and for the six months ended 30 September 1996 has been extracted from audited financial returns for the period. The information has been prepared on a consistent basis to that presented in the group's listing particulars issued in January 1997 and to the pro forma information provided in the group's report and accounts for the six months ended 31 March 1997.

b) Pro forma central charges of L15 million in the year to 31 March 1997 and L7 million in the six months to 30 September 1996 have been included in pro forma operating profit for these periods. In the group's listing particulars these charges were identified, but not included in the pro forma results.

c) Pro forma net interest payable for the year ended 31 March 1997 is based on the actual interest charges borne by the individual operating entities which now comprise the group, increased for an additional pro forma interest charge calculated as 7.5% of the actual additional net debt allocated to the group by Hanson on demerger.

     Pro forma net interest payable for the six months ended 30 September 1996 is calculated on a similar basis, but using an additional pro forma interest charge which is based on the additional net debt and average interest rate assumed in the group's listing particulars.

                                                                         cont...

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

d) The pro forma tax charge for the year ended 31 March 1997 has been calculated at the same effective rate before exceptional items as that which existed for the six months ended 31 March 1997.

     The pro forma tax charge for the six months ended 30 September 1996 has been calculated at the same effective rate before exceptional items as that assumed in the pro forma tax charge for the year ended 30 September 1996 which was given in the group's listing particulars.

3.  SEGMENTAL ANALYSIS

                                                       Unaudited               Unaudited pro forma
                                                   six months ended             six months ended
                                                   30 September 1997            30 September 1996
                                                -----------------------      -----------------------
                                                              Operating                    Operating
                                                TURNOVER       profit        Turnover       profit
----------------------------------------------------------------------------------------------------
                                                      Lm             Lm            Lm             Lm
BY ACTIVITY
Coal                                               691             85           733             88
Power                                            1,248             31         1,086             39
Networks                                           215             81           204             78
Other                                               13            (10)           15             (9)
Intra-group trading                               (160)             -          (169)             -
                                                 -----          -----         -----          -----
                                                 2,007            187         1,869            196
Exceptional operating costs (Note 4)                 -            (16)            -              -
                                                 -----          -----         -----          -----
                                                 2,007            171         1,869            196
                                                 -----          -----         -----          -----
BY GEOGRAPHICAL LOCATION
United Kingdom                                   1,296             96         1,136            108
USA                                                622             73           650             70
Australia                                           79             17            83             18
Other                                               10              1             -              -
                                                 -----          -----         -----          -----
                                                 2,007            187         1,869            196
                                                 -----          -----         -----          -----

Turnover and operating profit for coal include the results for contract restructuring.

                                                                      cont . . .

4.  EXCEPTIONAL OPERATING COSTS

The exceptional costs in the six month period relate to L7 million of restructuring costs within the Power segment and costs of L9 million associated with PacifiCorp's bid.

5.  TAXATION

The effective rate of tax for the six month period is 132.0% compared with 31.2% for the six months ended 31 March 1997. The increase is due mainly to the exceptional windfall tax charge of L112 million. The underlying rate, excluding the impact of the exceptional restructuring charge, is 26.3%.

6.  EARNINGS PER ORDINARY SHARE

Earnings per ordinary share are calculated using the number of ordinary shares in issue excluding those held by The Energy Group Employee Benefit Trust which has waived its right to dividends on the shares it holds. The number of ordinary shares used to calculate earnings per share was as follows:

                                                                              UNAUDITED     UNAUDITED
                                                              UNAUDITED       PRO FORMA     PRO FORMA
                                                            SIX MONTHS TO   SIX MONTHS TO    YEAR TO
                                                            30 SEPTEMBER    30 SEPTEMBER    31 MARCH
                                                                1997            1996          1997
                                                                    000'S           000'S       000'S
Total number of shares in issue                                520,858         520,858       520,858
Shares held by Trust                                            (4,101)              -        (2,250)
                                                               -------         -------       -------
Total number of shares used in calculation                     516,757         520,858       518,608
                                                               -------         -------       -------

Earnings per share before exceptional costs is based on profits before the exceptional windfall tax charge and exceptional operating costs.

7. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 1997

                                                               LM
Opening shareholders' funds                                   1,845
Retained loss on ordinary activities                            (75)
Currency differences on foreign net investments                  12
Goodwill arising on acquisitions                                (56)
                                                              -----
Closing shareholders' funds                                   1,726
                                                              -----

                                                                         cont...

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]
Page 14

8.  CASH FLOW FROM OPERATING ACTIVITIES

                                                               UNAUDITED                 AUDITED
                                                             SIX MONTHS TO            SIX MONTHS TO
                                                             30 SEPTEMBER               31 MARCH
                                                                 1997                     1997
                                                                        LM                       LM
Operating profit before exceptional costs                         187                      317
Depreciation and depletion                                        109                      100
Increase in investments                                            (1)                      (2)
Increase in stocks                                                (52)                      (8)
Increase in debtors                                               (53)                     (83)
Increase in creditors                                             130                       50
Provisions                                                        (24)                     (23)
Other movements                                                   (23)                      (5)
                                                                  ---                      ---
Net cash inflow from operating activities                         273                      346
                                                                  ---                      ---

9.  ANALYSIS OF MOVEMENT IN NET DEBT

                                                         ACQUISITIONS
                                                          (EXCLUDING
                                   OPENING                 CASH AND        OTHER      EXCHANGE    CLOSING
                                   BALANCE   CASH FLOW   OVERDRAFTS)     MOVEMENTS    MOVEMENTS   BALANCE
                                        LM          LM             LM            LM          LM        LM

Cash                                  385      (212)            -             -           1          174
Overdrafts                            (61)      (15)            -             -           6          (70)
                                               ----
                                               (227)
                                               ----
Debt due after 1 year              (1,655)     (278)         (143)           29          (3)      (2,050)
Debt due within 1 year               (738)      153           (11)          (53)          1         (648)
                                               ----
                                               (125)
                                               ----
Short term deposits                   753       373             -             -           3        1,129
                                   ------      ----          ----           ---          --       ------
Net Debt                           (1,316)       21          (154)          (24)          8       (1,465)
                                   ======      ====          ====           ===          ==       ======

                                                                         cont...

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

Page 15

              US $ EQUIVALENT CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                              Unaudited   Unaudited
                                                              UNAUDITED       pro forma   pro forma
                                                          SIX MONTHS TO   six months to     year to
                                                           30 SEPTEMBER    30 September    31 March
                                                                   1997            1996        1997
                                                                     LM              LM          LM
TURNOVER
Coal                                                          1,137           1,131         2,232
Power                                                         2,050           1,783         4,741
Networks                                                        353             335           785
Other                                                            21              25            39
Intra-group trading                                            (263)           (278)         (625)
                                                             ------           -----         -----
TURNOVER -- CONTINUING ACTIVITIES                             3,298           2,996         7,172
                                                             ------           -----         -----
OPERATING PROFIT
Coal                                                            140             136           242
Power                                                            51              64           276
Networks                                                        133             128           328
Other                                                           (17)            (14)          (28)
                                                             ------           -----         -----
                                                                307             314           818
EXCEPTIONAL CHARGES                                             (26)              -           (33)
                                                             ------           -----         -----
OPERATING PROFIT -- CONTINUING ACTIVITIES                       281             314           785
NET INTEREST PAYABLE AND SIMILAR CHARGES                       (107)            (57)         (145)
                                                             ------           -----         -----
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION            174             257           640
TAXATION CHARGE FOR PERIOD                                     (230)            (79)         (199)
                                                             ------           -----         -----
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                    (56)            178           441
DIVIDEND                                                        (67)              -           (48)
                                                             ------           -----         -----
(LOSS)/PROFIT REGAINED FOR THE PERIOD                          (123)            178           393
                                                             ------           -----         -----
EARNINGS PER ADS
Basic                                                        $(0.43)          $1.43         $3.49
Pre-exceptional                                              $ 1.16           $1.43         $3.72
                                                             ------           -----         -----

NOTES:

I For convenience only, sterling figures, other than coal, have been translated into US dollars at the average rate for the six months ended 30 September 1997 of L1 = $1.6421.

ii Coal figures have been stated in their original US dollar values so as to eliminate the impact of movements in the L:$ rate from revenues and earnings which are earned substantially in the United States.

iii For convenience only, sterling earnings per share figures have been translated into US dollars at the average rate for the six months ended 30 September 1997 of L1 = $1.6421 and multiplied by a factor of four to give earnings per ADS figures.

PRESS RELEASE

                                               [THE ENERGY GROUP PLC letterhead]

November 14, 1997

               EASTERN ELECTRICITY ACCEPTS OFFER PRICE PROPOSALS

The Energy Group announces that Eastern Electricity, part of Eastern Group, confirmed today that it has accepted OFFER's supply price review proposals.

From April next year Eastern's three million customers can expect to receive an average reduction in their electricity bills of nearly 12 per cent in real terms over two years.

For a typical customers -- on the standard domestic tariff with an annual bill of L260 a year -- this represents a reduction in 1998/99 of L23. There will be a further reduction of L8 in the following year -- giving a total real terms reduction of L54 over the two years.

Including the latest reductions, power prices for a typical Eastern domestic customer will have fallen by 30 per cent in real terms since 1991.

John Devaney, Executive Chairman of Eastern Group, said: "This is excellent news for customers who will continue to receive an excellent product at a competitive price. They are now guaranteed price reductions of nearly 12 per cent over the next two years with no real increase in current standing charges."

INQUIRIES:  Ian Seaton or Dave Betteridge (01473) 553400 or 553410

[POWDER RIVER COAL Letterhead]
                                                                    NEWS RELEASE
                                                                        CONTACT:
                                                                        Ryan Tew
                                                                    307-687-6951

FOR IMMEDIATE RELEASE
Nov. 14, 1997

RAWHIDE MINE IDLED
DUE TO WEAK MARKET CONDITIONS

GILLETTE, Wyo., Nov. 14 -- Rawhide Mine in Wyoming will be idled on April 1, 1998, for an indefinite period due to weak market conditions. Rawhide is operated by Peabody Holding Company's Powder River Coal Company.

     "Although Rawhide's employees have made the mine very productive, we will not squander the mine's low sulfur reserves by selling its production at today's spot prices," said Peabody Holding President and Chief Operating Officer Peter
B. Lilly.

     Powder River Coal President Larry H. Fox said, "We will consolidate our business and optimize production at our other mines until market conditions justify reopening Rawhide. For 1998, contract sales for Rawhide will be shipped from Powder River Coal's three other mines in Wyoming."

     The mine's 154 employees will be offered other jobs at Powder River Coal's North Antelope, Rochelle and Caballo mines or remain at the mine to continue reclamation, maintenance or operational activities.

                                    -more -

RAWHIDE MINE IDLED -- ADD ONE

     "By idling Rawhide, Powder River Coal Company will avoid participation in the weak spot markets," Fox said. All of the company's 1997 and 1998 scheduled coal production has been sold. "Market prices have improved somewhat in recent weeks but the increase is not sufficient to justify selling Rawhide's coal in the spot market. We expect that Phase Two of the Clean Air Act and further penetration of the eastern U.S. coal market will increase demand for Powder River's coal and allow us to reopen Rawhide Mine."

     Rawhide Mine, located nine miles north of Gillette, Wyo., shipped 12 million tons of coal in the 12 months ending September 30, 1997. Powder River Coal Company sold 91.6 million tons during the year. According to U.S. Labor Department data, Powder River Coal's four mines -- North Antelope, Rawhide, Rochelle and Caballo -- were the top four mines in the United States in 1996 in terms of productivity.

     Peabody, the world's largest private coal producer, is part of The Energy Group PLC, a diversified international energy company, which also includes Eastern, a leading integrated electricity and gas group in Great Britain, and Citizens Power, one of the top ten power marketers in the United States. Peabody's coal products fuel more than 9 percent of U.S. electricity generation.

[EASTERN Letterhead]                                       Corporate
                                                           Communications
                                                           Eastern Group plc
                                                           Wherstead Park
                                                           P.O. Box 40
                                                           Wherstead
                                                           Ipswich
                                                           Suffolk IP9 2AQ

                                                           Direct tel: (01473)
                                                                       553401
                                                               (01473) 553410
                                                               (01473) 553403

HQ55
14 NOVEMBER 1997

                 EASTERN GROUP AGREES COAL DEAL WITH RJB MINING

EASTERN POWER & ENERGY TRADING LTD, PART OF EASTERN GROUP, ANNOUNCED TODAY THAT IT HAS SUCCESSFULLY CONCLUDED NEGOTIATIONS WITH RJB MINING FOR THE PURCHASE OF 4 MILLION TONNES OF COAL PER ANNUM FOR THE NEXT THREE YEARS, STARTING APRIL 1998.

Eastern Group, through its subsidiary Eastern Generation, is Britain's fourth biggest electricity generator with around 10 per cent of the country's total generating capacity. It currently owns, operates or has interests in eight power stations -- a mix of combined-cycle gas turbine and coal-fired stations.

The capacity increased by almost 6,000MW in 1996 as a result of leasing agreements for five coal-fired stations -- Rugeley, Ironbridge, West Burton, High Marnham and Drakelow.

John Devaney, Eastern's Executive Chairman, said: "We are very pleased to have concluded negotiations with RJB. This contract forms an important part of our coal portfolio for the next three years."

Ends

Inquiries:  Ian Seaton or Dave Betteridge (01473) 553400 or 553410.

[EASTERN Letterhead]                                       Corporate
                                                           Communications
                                                           Eastern Group plc
                                                           Wherstead Park
                                                           P.O. Box 40
                                                           Wherstead
                                                           Ipswich
                                                           Suffolk IP9 2AQ

                                                           Direct tel: (01473)
                                                                       553401
                                                               (01473) 553410
                                                               (01473) 553403

HQ56D
24TH NOVEMBER 97

                 GEARING-UP FOR THE MILLENNIUM -- HOLMER GREEN

EASTERN ELECTRICITY, A NATION-WIDE PROVIDER OF ELECTRICITY, IS INVESTING L250,000 TO REVOLUTIONISE THE ELECTRICITY SUPPLY NETWORK AT HOLMER GREEN IN BUCKINGHAMSHIRE.

A major scheme to refurbish the 11,000 volt overhead lines which transport power from Amersham and Great Missenden to Holmer Green is currently underway. The work will be completed by Christmas.

The work follows an earlier underground cable laying project which included new switchgear being strategically installed on both high voltage circuits supplying Holmer Green. This scheme is leading edge technology and a first for Eastern Electricity and the UK.

The current work will include improving lightning protection, installing vermin protection and selective undergrounding of high voltage overhead lines in densely wooded areas. The new technology brings the benefits of greater flexibility, greater protection and low maintenance.

Much of the new equipment can be controlled remotely from Eastern's Central Control Centre. Once fitted, the system will mean fewer interruptions and improved restoration times if a fault occurs.

By the turn of the century the company will have refurbished or replaced the majority of its 11,000 volt overhead network of wires -- some 19,700 kilometres in total and the backbone of the rural network.

Eddie Hyams, Managing Director Networks said: "Eastern is looking to the future. We are half-way through a major programme of investment throughout the region which serves to reaffirm the company's continuing commitment to reliability and a quality customer service."

Another innovation, a method of working on overhead lines while they are still live, is now widely used by Eastern Electricity linesmen. Called 'hot-glove' working it often enables maintenance to be carried out on overhead lines without interrupting power supplies.

New diagnostic techniques are being introduced which will pin-point the optimum time to schedule maintenance work -- again minimising the need to interrupt customers electricity supplies.

Latest statistics show that the overall reliability of Eastern's network is continually improving. During 1996/97, for the second year running, the overall time customers were without electricity was reduced. When faults did occur, supplies were restored within three hours in 93.1 per cent of cases -- one of the best performances in the country.

                                      ends

Inquiries:  Clare Bacon (01473) 553401.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   THE ENERGY GROUP PLC

                                          --------------------------------------
                                                       (Registrant)

Date: December 2, 1997                    By        /s/ MARTIN MURRAY

                                            ------------------------------------
                                                   Martin Murray
                                                   General Counsel
                                                   and Secretary

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1933

For the month of December, 1997

                              THE ENERGY GROUP PLC
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                    117 Piccadilly, London WIV 9FJ, England
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F           Form 40-F
                  [X]                 [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                  No
                  [ ]                 [X]

                              THE ENERGY GROUP PLC

        Announcements to the London Stock Exchange during December 1997

DATE ANNOUNCEMENT SENT: DECEMBER 9, 1997

On 8 December 1997 National Westminster Bank PLC notified The Energy Group PLC that it is interested, for the purposes of sections 208 and 209 of the Companies Act 1985, in a total of 15,898,193 ordinary shares of The Energy Group PLC, representing 3.05% of the issued ordinary share capital of the company.

DATE ANNOUNCEMENT SENT: DECEMBER 19, 1997

By a letter dated 17 December 1997 (received by the company on 19 December), National Westminster Bank PLC notified The Energy Group PLC that it no longer has a notifiable interest, within the meaning of Section 199(2) of the Companies Act 1985, in the issued ordinary share capital of the company.

DATE ANNOUNCEMENT SENT: DECEMBER 24, 1997

By a letter dated 22 December 1997 (received by the company on 24 December), National Westminster Bank PLC notified The Energy Group PLC that it is interested, for the purposes of Sections 208 and 209 of the Companies Act 1985, in a total of 15,629,214 ordinary shares of The Energy Group PLC, representing 3.0006% of the issued ordinary share capital of the company.

DATE ANNOUNCEMENT SENT: DECEMBER 29, 1997

By a letter dated 23 December 1997 (received by the company on 29 December), National Westminster Bank PLC notified The Energy Group PLC that it no longer has a notifiable interest, within the meaning of Section 199(2) of the Companies Act 1985, in the issued ordinary share capital of the company.

DATE ANNOUNCEMENT SENT: DECEMBER 31, 1997

By a letter dated 30 December 1997, National Westminster Bank PLC notified The Energy Group PLC that it is interested, for the purposes of Sections 208 and 209 of the Companies Act 1985, in a total of 15,729,341 ordinary shares of The Energy Group PLC, representing 3.02% of the issued ordinary share capital of the company.

PRESS RELEASE                                  [THE ENERGY GROUP PLC letterhead]

December 1, 1997

EASTERN GROUP EXPANDS NORTH SEA GAS INTERESTS

THE ENERGY GROUP ANNOUNCES THAT EASTERN NATURAL GAS (OFFSHORE) LTD, A SUBSIDIARY OF EASTERN POWER & ENERGY TRADING LTD, WHOSE PARENT COMPANY IS EASTERN GROUP, HAS PURCHASED A 30 PER CENT INTEREST IN THE ESMOND TRANSPORTATION SYSTEM (ETS) FOR A CONSIDERATION OF APPROXIMATELY L4 MILLION FROM BHP PETROLEUM GREAT BRITAIN PLC AND BHP PETROLEUM (U.K.) CORPORATION, SUBSIDIARIES OF THE BROKEN HILL PROPRIETARY COMPANY LIMITED.

ETS is a subsea pipeline, part of the EAGLES transportation system and operated by ARCO, which transports natural gas from the southern North Sea to the Bacton terminal in Norfolk. The owners of ETS receive a tariff for the transportation of gas owned by North Sea gas producers.

Jim Whelan, Managing Director, Eastern Power & Energy Trading, said: "In addition to tariff revenues and certain capacity rights, this purchase will give us a closer insight into local operating conditions and the gas market environment. We will apply this information into our gas operations generally. This strategic purchase also signals our intention to be an active player internationally in significant infrastructure projects which generate trading benefits."

ENQUIRIES: Jim Whelan, Managing Director,
         Eastern Energy & Trading
         01473 554600

[Peabody letterhead]                              NEWS RELEASE

                                                  CONTACT:
                                                  Gayla Hoffman
                                                  314-342-7768
                                                  e-mail:
                                                  ghoffman@peabodygroup.com

FOR IMMEDIATE RELEASE
Dec. 1, 1997

PEABODY WEB SITE WILL FEATURE
DAILY STATUS OF KYOTO TREATY NEGOTIATIONS

ST. LOUIS, Dec. 1 -- The Peabody Group has added two links to its web site (www.peabodygroup.com) that will publish daily updates on the climate change treaty negotiations opening today in Kyoto, Japan.

     Visitors to the Peabody web site may access information through links to the Earth Negotiations Bulletin and the Global Climate Coalition. By clicking on Kyoto Treaty, viewers will be taken to another page with buttons for the Earth Negotiations Bulletin and the Global Climate Coalition.

     Earth Negotiation Bulletin is published by the international institute for Sustainable Development as an electronic clearing-house for information on past and upcoming international meetings related to environment and development. The Global Climate Coalition is an organization of private companies and business trade associations established to coordinate business participation in the scientific and policy debate on the global climate change issue.

     John M. Wooten, Peabody's vice president-environment and technology, will attend the Kyoto negotiations as an official Non-Governmental Observer.

[Eastern letterhead]

                                                           Corporate
                                                           Communications
                                                           Eastern Group plc
                                                           Wherstead Park
                                                           P.O. Box 40
                                                           Wherstead
                                                           Ipswich
                                                           Suffolk IP9 2AQ

                                                           Direct tel: (01473)
                                                                       553401
                                                               (01473) 553410
                                                               (01473) 553403

HQ58D
2nd December 1997

               GEARING-UP FOR THE MILLENNIUM IN -- NEWTON FLOTMAN

Eastern Electricity, a nation-wide provider of electricity, is rebuilding the overhead power network in and around Newton Flotman using a new covered conductor developed in Finland.

It is the first time this type of covered conductor which has been designed to improve supply reliability in the harshest of environments, has been used on Eastern Electricity's high voltage network.

A total of 54km of overhead lines will be replaced at a cost of L1.5m. The work will be completed by the Spring.

The improved insulating properties of the covering greatly reduces the risk of damage by clashing conductors, tree branches, windbourne debris and vermin.

Eastern Electricity will be rebuilding the existing 11,000 volt overhead lines in the parishes of Newton Flotman, Swainsthorpe, Shotesham, Stoke Holy Cross, Poringland, Bracon Ash, Flordon and Saxlingham Nethergate.

Region wide, Eastern Electricity is investing L460 million over the five year period 1995-2000 to revolutionise its electricity network -- already one of the most reliable in the country.

Eddie Hyarns, Managing Director Networks said: "Eastern is looking to the future. We are half-way through a major programme of investment which serves to reaffirm the company's continuing commitment to reliability and a quality customer service."

By the turn of the century the company will have renovated or replaced the majority of its 11,000 volt overhead network of wires -- some 19,700 kilometres in total and the backbone of the rural network.

Latest statistics show that the overall reliability of Eastern's network is continually improving. During 1996/97, for the second year running, the overall time customers were without electricity was reduced. When faults did occur, supplies were restored within three hours in 93.1 per cent of cases -- one of the best performances in the country.

                                      ends

Inquiries: Clare Bacon (01473) 553401.

[EASTERN ELECTRICITY letterhead]

                                                              Corporate Communications
                                                              Eastern Group plc
                                                              Wherstead Park
                                                              P.O. Box 40
                                                              Wherstead
                                                              Ipswich
                                                              Suffolk IP9 2AQ
                                                              Direct tel: (01473) 553401
                                                              (01473) 553410
                                                              (01473) 553403

HQ59
9 December 1997

                   EASTERN GROUP TO SELL CONTRACTING BUSINESS

The Energy Group PLC announces that its subsidiary Eastern Group is selling its Eastern Electricity Contracting division to its current management.

Eastern Electricity Contracting provides design, installation and maintenance services for high voltage networks, power generation and standby systems to a wide range of customers. This business has until recently made small operating losses. It employs over 800 people and is based at Milton, Cambridgeshire.

As a consequence of the sale, Eastern expects to release in excess of L10mn in cash. Completion of the transaction is expected to take place by the beginning of January 1998.

John Devaney, Executive Chairman of Eastern Group, said: "Eastern's policy is to concentrate on its core activities namely generation, distribution, trading and the retail sale of energy. We are pleased to have agreed the terms of this sale to the current management."

Ends

Enquiries:  Ian Seaton or Dave Betteridge, Media Relations, 01473 553410.

EASTERN letterhead

CCorporate Communications
                                                          Eastern Group plc
                                                          Wherstead Park
                                                          P.O. Box 40
                                                          Wherstead
                                                          Ipswich
                                                          Suffolk IP9 2AQ

                                                          Direct tel: (01473)
                                                                      553401
                                                               (01473) 553410
                                                               (01473) 553403

HQ60
Embargoed: 00:01 15 December 1997

                 EASTERN LAUNCHES ELECTRICITY SALES NATION-WIDE
                 AND SLICES L150 OFF GAS AND ELECTRICITY BILLS

EASTERN GROUP -- ALREADY A NATION-WIDE SUPPLIER OF ELECTRICITY AND GAS TO BUSINESSES -- TODAY PLEDGED TO SLICE L150 OR MORE OFF GAS AND ELECTRICITY BILLS NEXT YEAR FOR MILLIONS OF HOUSEHOLDS PREPARED TO SWITCH SUPPLIERS FOR THE FIRST-TIME.

The company aims to supply up to six million homes nation-wide by the turn of the century -- building on its existing three million electricity customers and 450,000 households that have now switched to Eastern Natural Gas as gas competition is phased-in across Britain.

Eastern is offering 20% or 24.6% off current British Gas standard prices -- saving at least L100 a year on a L500 bill. Households switching to Eastern for electricity will receive L30 cash-back plus typical savings of between L20 and L50 per year. Either deal is available separately.

John Devaney, Executive Chairman, Eastern Group, said: "We are the leading and fastest growing supplier and aim to be the number one choice for customers through innovation, competitive pricing and the quality of our service."

This major initiative, under the name Eastern Electricity & Natural Gas, is already underway and has secured thousands of new electricity customers ahead of the start of competition.

The early targets include Canterbury, Hull and Chester postcode areas which, along with Norwich within Eastern's own region, are the first areas to be opened up to electricity competition in 1998.

Customers can find out more about the savings by calling free-phone 0800 7 313
313. Switching suppliers is simple. Eastern will use existing meters, pipes and cables and will bill customers directly.

 . . . 2                                                                     more

Eastern Group is the leading nation-wide supplier of electricity and natural gas in the industrial and commercial markets which have already opened to competition. The company has 13% of the 100kW-plus electricity market and 11% of the competitive business gas market.

Eastern's existing three million domestic customers in north London and the eastern counties will have seen, by April 1998, average electricity prices fall by around 30% in real terms since 1991.

Ends

Media inquiries:          Dave Betteridge or Ian Seaton (01473) 553410 or
553400.

Notes to editors

- A household currently spending L500 a year on gas and paying quarterly by cash or cheque with British Gas would save around 20% (L100) by switching to Eastern -- or up to 24.6% by switching to direct debit.

- The customer will receive a one-off L30 cash-back for switching to Eastern from their local electricity company. Electricity tariffs vary from region to region. Eastern offers typical savings of between L20-L25 per year for a customer using 3,300 units per year and L45-L50 per year for a consumption of 7,500 units. Prices are based on latest announced prices.

- According to the electricity regulator, OFFER, Eastern Electricity is one of only four electricity companies likely to be prepared for the start of electricity competition. Customers in the Norwich(NR), Canterbury(CT), Chester(CH) and Hull(HU) postcode areas should be among the first to be able to shop around.

PRESS RELEASE                                  [THE ENERGY GROUP PLC letterhead]

December 19, 1997

THE PRESIDENT OF THE BOARD OF TRADE GIVES APPROVAL
FOR PACIFICORP'S PROPOSED OFFER FOR THE ENERGY
GROUP PLC

The Energy Group welcomes the announcement today by the President of the Board of Trade approving the proposed offer for The Energy Group by PacifiCorp.

Commenting on the announcement, Derek Bonham, Chairman of The Energy Group said:

"We note that approval has been received based on the original undertakings provided by PacifiCorp. However, approvals from the Federal Trade Commission and the Federal Energy Regulatory Commission in the USA are still awaited and, until all the regulatory hurdles have been cleared, we do not intend making any further comment or announcements. It will be recalled that the offer made by PacifiCorp in June 1997 lapsed on its referral to the Monopolies and Mergers Commission.

We continue to believe, however, that the combination of The Energy Group and PacifiCorp would create a premier global energy company. The Energy Group has an exciting future and our core businesses continue to perform strongly. Our success in winning significant numbers of new gas customers demonstrates our ability to compete in the UK. We intend to be a vigorous competitor in the electricity markets as they open up.

                                                                      Cont . . .

PRESS RELEASE                                  [THE ENERGY GROUP PLC letterhead]

The combination of Peabody and Citizens Power is already providing the Group with many opportunities to take advantage of the deregulating US market. We have an enviable range of skills across the whole of the energy chain and we are winning new business in targeted international markets."

ENQUIRIES:                 Aviva Gershuny-Roth
                           The Energy Group PLC
                           Tel: 0171-647 3200

[POWDER RIVER COAL letterhead]                                      NEWS RELEASE

                                                CONTACT:                    Ryan Tew
                                                Curt Freeman                Powder River Coal Company
                                                Montana Power               307-887-6951
                                                408-497-2368

FOR IMMEDIATE RELEASE
Dec. 22, 1997

PEABODY GROUP, MONTANA POWER
ANNOUNCE ROCKY BUTTE ACQUISITION

GILLETTE, Wyo., Dec. 22 -- Subsidiaries of the Peabody Group and The Montana Power Company said today that Caballo Coal Company has acquired from Horizon Coal Services Inc. 280 million tons of recoverable reserves, known as Rocky Butte, adjacent to the Caballo Mine south of Gillette.

     Caballo Coal Company is a subsidiary of the Peabody Group's Powder River Coal Company, headquartered in Gillette. Horizon Coal Services is a subsidiary of Butte-based Montana Power, a broadly diversified energy and telecommunications services company. Terms of the agreement were not disclosed.

     Powder River Coal President Larry H. Fox said, "This is an excellent addition of a high quality coal reserve to our portfolio. In the short term, this strategic acquisition will maximize our current coal recovery at Caballo, while extending the life of the mine by about 10 years. More importantly, however, the acquisition of the Rocky Butte reserves demonstrates our long-term commitment to coal development in the Powder River Basin."

     Dick Cromer, executive vice president of Montana Power's Energy Supply Division, said the transaction is good for both companies.

     "While the Rocky Butte reserves are no longer a strategic asset for us because of corporate decisions to focus on other Montana Power energy and telecommunications business lines, they do represent a logical expansion to an existing operation in the Power River Basin," he said. "I'm pleased we were able to reach this agreement with Peabody, a company we consider to be a premiere coal operation."

                                    - more -

ROCKY BUTTE -- ADD ONE

Caballo Mine, located 15 miles south of Gillette, shipped 20.8 million tons of coal in the 12 months ending September 30, 1997. Powder River Coal Company sold
91.6 million tons during the year. According to U.S. Labor Department data, Caballo Mine was the nation's fourth most productive mine in 1996.

     Peabody, the world's largest private coal producer, is part of The Energy Group PLC, a diversified international energy company, which also includes Eastern, a leading integrated electricity and gas group in Great Britain, and Citizens Power, one of the top ten power marketers in the United States. Peabody's coal products fuel more than 9 percent of U.S. electricity generation.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    THE ENERGY GROUP PLC
                                                 -------------------------------
                                                        (Registrant)


Date: January 5, 1998                        By     /s/  MARTIN MURRAY
      ---------------                            -------------------------------
                                                         Martin Murray
                                                         General Counsel
                                                         and Secretary

                                   APPENDIX V

     FINANCIAL AND OTHER INFORMATION OF TU ACQUISITIONS AND TEXAS UTILITIES


1  DIRECTORS AND EXECUTIVE OFFICERS OF TU ACQUISITIONS AND TEXAS UTILITIES



Set out in the table below are the names and present principal occupations or employments, and the material occupations, positions, offices and employments during the past five years, for the directors and executive officers of TU Acquisitions and Texas Utilities and the name, principal business and address for any corporation or other organisation in which such employment is carried on. Each person listed below is of United States citizenship, and, unless otherwise indicated, positions have been held for the past five years. Directors are identified by the year in which such person became a director in parentheses.


TU ACQUISITIONS

         NAME AND RESIDENCE            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT (AND PRINCIPAL BUSINESS);
         OR BUSINESS ADDRESS                      MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
         -------------------           --------------------------------------------------------------------
Erle Nye (1998)                        Chairman of the Board and Chief Executive of Texas Utilities since
Texas Utilities Company                  May 1997; prior thereto President and Chief Executive of TEI
Energy Plaza                             (formerly named Texas Utilities Company) (May 1995-May 1997);
1601 Bryan Street, 41st Floor            prior thereto President of TEI (February 1987-May 1995).
Dallas, TX 75201-3411
Michael J. McNally (1998)              Executive Vice President and Chief Financial Officer of TEI since
Texas Utilities Company                  August 1997; Executive Vice President and Chief Financial Officer
Energy Plaza                             of Texas Utilities since May 1997; President of Texas Utilities
1601 Bryan Street, 41st Floor            Services, Inc. since May 1997; prior thereto President, TU
Dallas, TX 75201-3411                    Electric Transmission Division (February 1996-May 1997); prior thereto Executive Vice President and General Manager, TU Electric
                                         Transmission Division (October 1995-February 1996); prior thereto
                                         Principal, Enron Development Corp. (October 1994-November 1995);
                                         prior thereto Managing Director of Industrial Services, Enron
                                         Capital and Trade Resources; President of Houston Pipe Line and
                                         Louisiana Resources Company, and President of Enron Gas Liquids,
                                         Inc. (February 1992-September 1994); and prior thereto Vice
                                         President of Marketing, Houston Pipe Line Company (February
                                         1990-January 1992).
H. Jarrell Gibbs (1998)                Vice Chairman of the Board of Texas Utilities since November 1997;
Texas Utilities Company                  Vice Chairman of the Board of TEI since August 1997; prior thereto
Energy Plaza                             President, TU Electric (February 1996-December 1997); prior
1601 Bryan Street, 41st Floor            thereto Vice President and Chief Financial Officer of Texas
Dallas, TX 75201-3411                    Utilities (November 1991-February 1996) and President of Texas
                                         Utilities Services, Inc. (March 1994-February 1996); prior thereto
                                         Executive Vice President, Texas Utilities Services, Inc. (October
                                         1991-March 1994); and prior thereto Executive Vice President, TU
                                         Electric (May 1991-March 1994).
Robert A. Wooldridge (1998)            Partner of the law firm Worsham, Forsythe & Wooldridge, L.L.P.
Worsham, Forsythe & Wooldridge,
L.L.P.
Energy Plaza
1601 Bryan Street, Suite 30025
Dallas, TX 75201-3411

TEXAS UTILITIES

                NAME                            BUSINESS EXPERIENCE DURING PAST FIVE YEARS
                ----                            ------------------------------------------
J. S. Farrington (1983)                Chairman Emeritus of Texas Utilities since May 1997; prior
Texas Utilities Company                  thereto Chairman of the Board of Texas Utilities (May
Energy Plaza                             1995-May 1997); prior thereto Chairman of the Board and
1601 Bryan Street, 41st Floor            Chief Executive of Texas Utilities (February 1987-May
Dallas, TX 75201-3411                    1995); prior thereto President of Texas Utilities (May
                                         1983-February 1987).
Bayard H. Friedman (1991)              Friedman & Uhlemeyer, Inc., Investment Adviser, since
500 Throckmorton St.,                    December 1992. Prior thereto, Senior Chairman and
Box 44225                                Director, Team Bank (January 1990-November 1992). A
Fort Worth, TX 76102-3708                Director of Justin Industries.
William M. Griffin (1966)              Principal, Griffin, Swanson & Company, Inc. (investments).
Griffin, Swanson & Co., Inc.             Executive Vice President (until August 1985) and Chairman
1 State Street, Suite 1740               of the Finance Committees (until March 1986) of The
Hartford, CT 06103                       Hartford Fire Insurance Company and Subsidiaries. A
                                         Director of The Hartford Fire Insurance Company (until
                                         March 1991) and Shawmut National Corporation (until April
                                         1992).
Kerney Laday (1993)                    President, The Laday Company (management consulting and
The Laday Company                        business development) since July 1995; prior thereto Vice
122 W. Carpenter Freeway, Suite 480      President, field operations, Southern Region, U. S.
Irving, TX 75039                         Customer Operations, Xerox Corporation (January 1991-June
                                         1995); prior thereto Vice President and region general
                                         manager, Xerox (1986-1991).
Margaret N. Maxey (1984)               Director, Clint W. Murchison, Sr. Chair of Free Enterprise
The University of Texas                  and Professor, Biomedical Engineering Program, College of
CPE 3.168                                Engineering, The University of Texas at Austin since 1982;
Austin, TX 78712                         prior thereto Assistant Director, Energy Research
                                         Institute, Columbia, South Carolina (1980-1982).
James A. Middleton (1989)              Chairman of the Board and Chief Executive Officer, Crown
574 Chapala Drive                        Energy Company (oil and gas producing and tar sands
Pacific Palisades, CA 90272-4429         processing) since January 1996; prior thereto Executive
                                         Vice President (October 1987-December 1994) and Senior
                                         Vice President (June 1981-October 1987) of Atlantic
                                         Richfield Company. President, ARCO Oil and Gas Company,
                                         (January 1985-October 1990); a Director of ARCO Chemical
                                         Company and Berry Petroleum Corp.
Erle Nye (1987)                        Chairman of the Board and Chief Executive of Texas Utilities
Texas Utilities Company                  since May 1997; prior thereto President and Chief
Energy Plaza                             Executive of Texas Utilities (May 1995-May 1997); prior
1601 Bryan Street, 41st Floor            thereto President of Texas Utilities (February 1987-May
Dallas, TX 75201-3411                    1995).
J. E. Oesterreicher (1996)             Chairman of the Board of J. C. Penney Company, Inc.
J.C. Penney Company, Inc.                (department store chain) since January 1997 and Chief
P.O. Box 10001                           Executive Officer since January 1995; Vice Chairman of the
Dallas, TX 75301-0005                    Board from 1995 to 1997; President, J. C. Penney Stores
                                         and Catalog from 1992 to 1995. Director Brinker
                                         International, Inc.
Charles R. Perry (1985)                Oil and gas interests, private investments. Chairman of the
Perry Management, Inc.                   Board of Perry Management, Inc., Avion Flight Centre, Inc.
P.O. Box 60380                           and Perry Gas Companies, Inc.
Midland, TX 79711-0380

                NAME                            BUSINESS EXPERIENCE DURING PAST FIVE YEARS
                ----                            ------------------------------------------
Herbert H. Richardson (1992)           Associate Vice Chancellor for Engineering and Director,
Office of the Director                   Texas Transportation Institute, The Texas A&M University
Texas Transportation Institute           System; Associate Dean of Engineering, Regents Professor
8th Floor CE/TTI, Suite 802              and Distinguished Professor of Engineering, Texas A&M
College Station, TX 77843-3135           University; Chancellor, The Texas A&M University System
                                         (1991-1993) and Deputy Chancellor for Engineering, The
                                         Texas A&M University System (1986-1991).

2  REGISTERED/PRINCIPAL OFFICES

     The registered office of TU Acquisitions is located at Kempson House, Camomile Street, London EC3A 7AN United Kingdom.

     The principal executive offices of Texas Utilities are located at 1601 Bryan Street, Dallas, Texas 75201, United States.

3  FINANCIAL INFORMATION FOR TEXAS UTILITIES

     The following financial information for Texas Utilities has been extracted from the Form 8-K, dated 26 February 1998:

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

FORWARD LOOKING STATEMENTS

     This report and other presentations made by Texas Utilities Company (the Company or TUC) contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that in making any such statement its expectations are based on reasonable assumptions, any such statement involves uncertainties and is qualified in its entirety by reference to the following important factors, among others, that could cause the actual results of the Company to differ materially from those projected in such forward-looking statement: (i) prevailing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission, the Public Utility Commission of Texas (PUC), the Railroad Commission of Texas (RRC), the Nuclear Regulatory Commission, and the Office of the Regulator General of Victoria, Australia, with respect to allowed rates of return, industry and rate structure, purchased power and investment recovery, operations of nuclear generating facilities, acquisitions and disposals of businesses or assets and facilities, operation and construction of plant facilities, decommissioning costs, present or prospective wholesale and retail competition, changes in tax laws and policies and changes in and compliance with environmental and safety laws and policies, (ii) weather conditions and other natural phenomena, (iii) unanticipated population growth or decline, and changes in market demand and demographic patterns, (iv) competition for retail and wholesale customers, (v) pricing and transportation of crude oil, natural gas and other commodities, (vi) unanticipated changes in interest rates, rates of inflation or in foreign exchange rates, (vii) unanticipated changes in operating expenses and capital expenditures, (viii) capital market conditions,
(ix) competition for new energy development opportunities, (x) legal and administrative proceedings and settlements, (xi) inability of counterparties to meet their obligations with respect to the Company's financial instruments,
(xii) changes in technology used and services offered by the Company, and (xiii) significant changes in the Company's relationship with its employees and the potential adverse effects if labor disputes or grievances were to occur.

     Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of such factors; nor can the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement be assessed.

FINANCIAL CONDITION

  Mergers and Acquisitions

     Certain comparisons in this Annual Report have been affected by the August 1997 acquisition of ENSERCH Corporation (ENSERCH) and the November 1997 acquisition of Lufkin-Conroe Communications Co. (LCC) by the Company and by the December 1995 acquisition of Eastern Energy Limited (Eastern Energy) by Texas Utilities Australia Pty. Ltd. (TU Australia), a wholly-owned subsidiary of the Company. The results of each acquired company are included only for the periods subsequent to acquisition. (See Note 1 to Consolidated Financial Statements.)

     On August 5, 1997, the merger transactions (Merger) between the former Texas Utilities Company, now known as Texas Energy Industries Inc. (TEI), and ENSERCH were completed. At the effective time of the Merger: (i) the former Texas Utilities Company changed its name to TEI, (ii) TEI and ENSERCH merged with wholly-owned subsidiaries of TUC Holding Company, which, as a result, owned all the common stock of TEI and of ENSERCH, (iii) TUC Holding Company changed its name to Texas Utilities Company (now the Company), (iv) each share of TEI's common stock was automatically converted into one share of common stock of TUC, and (v) each share of common stock of ENSERCH was automatically converted into
0.225 share of common stock of TUC, with cash issued in lieu of fractional shares. The share conversions were tax-free transactions.

     In the Merger, approximately 15. 9 million shares of TUC common stock were issued to former holders of ENSERCH common stock. The value assigned to the TUC shares issued and costs incurred in connection with the acquisition of ENSERCH aggregated $579 million. At the date of the Merger, ENSERCH had debt and preferred stock outstanding of approximately $1.3 billion.

     Businesses and subsidiaries acquired in the Merger were Lone Star Gas Company (Lone Star Gas), a gas distribution company in Texas, Lone Star Pipeline Company (Lone Star Pipeline) and subsidiaries engaged in natural gas processing, natural gas marketing, independent power production and international gas distribution systems development.

     On November 21, 1997, the Company acquired LCC. Approximately 8.7 million shares of TUC common stock were issued to LCC stockholders in a stock-for-stock exchange. The value assigned to the TUC shares issued and costs incurred in connection with the acquisition of LCC aggregated $319 million. At the date of the acquisition, LCC had debt outstanding of approximately $31 million.

     The acquisitions of ENSERCH, LCC and Eastern Energy were accounted for as purchase business combinations. The assets and liabilities of the acquired companies at the acquisition dates were adjusted to their estimated fair values. The excess of the purchase price paid by the Company over the estimated fair value of net assets acquired and liabilities assumed was recorded as goodwill and is being amortized over 40 years. The process of determining the fair value of assets and liabilities of ENSERCH and LCC as of the date of acquisition is continuing, and the final result awaits primarily the resolution of income tax and other contingencies and finalization of some preliminary estimates.

     For financial reporting purposes, the Company is being treated as the successor to TEI. Unless otherwise specified, all references to the Company which relate to a period prior to August 5, 1997, shall be deemed to be references to TEI.

     The Company continues to seek potential investment opportunities from time to time when it concludes that such investments are consistent with its business strategies and are likely to enhance the long-term return to its shareholders. In January 1998, the Company announced that it had approached the Energy Group plc (TEG) in connection with its possible interest in acquiring TEG. TEG is a diversified international energy group. Discussions between the Company and TEG are continuing and may or may not lead to an offer being made by the Company. Likewise, the timing, amount and funding of any specific new business investment opportunities are presently undetermined.

CAPITAL EXPENDITURES

     The primary capital expenditures of the Company and all of its majority-owned subsidiaries (System Companies) in 1997 and as estimated for 1998 through 2000 are as follows:

                                          1997         1998         1999         2000
                                       ----------   ----------   ----------   ----------
                                                    (THOUSANDS OF DOLLARS)
Cash construction expenditures
  (excluding allowance for funds used
  during construction)...............  $  577,000   $  886,000   $  799,000   $  852,000
Nuclear fuel (excluding allowance for
  funds used during construction)....      71,000      104,000       81,000       92,000
Maturities and redemptions of
  long-term debt, sinking fund
  requirements, redemptions of
  preferred stock and reacquisitions
  of common stock....................   2,276,000      772,000      505,000    1,859,000
                                       ----------   ----------   ----------   ----------
          Total......................  $2,924,000   $1,762,000   $1,385,000   $2,803,000
                                       ==========   ==========   ==========   ==========

     For information concerning construction work contemplated by the System Companies and the commitments with respect thereto, see Note 15 to the Consolidated Financial Statements.

     In 1997, the Company bought ENSERCH for $579 million and LCC for $319 million primarily through the issuance of common stock.

LIQUIDITY AND CAPITAL RESOURCES

     For 1997, the System Companies generated cash from operations sufficient to meet operating needs and debt service requirements, pay dividends on capital stock, pay distributions on preferred securities of trusts and finance capital expenditures. Factors affecting the continued ability of Texas Utilities Electric Company (TU Electric), the Company's primary subsidiary, to fund its capital requirements from operations include responsive regulatory practices allowing recovery of capital investment through adequate depreciation rates, recovery of the cost of fuel and purchased power and the opportunity to earn competitive rates of return required in the capital markets.

     External funds of a permanent or long-term nature are obtained through the issuance of common and preferred stock, preferred securities and long-term debt by the System Companies. The capitalization ratios of the Company and its subsidiaries at December 31, 1997, consisted of approximately 52% long-term debt, 5% TU Electric obligated, mandatorily redeemable, preferred securities of subsidiary trusts holding solely debentures of TU Electric, 2% preferred stock and 41% common stock equity.

     Proceeds from financings by System Companies in 1997 were used primarily for the early redemption or reacquisition of debt and preferred stock. The financings consisted of:

                                             PRINCIPAL        CURRENT
                DESCRIPTION                    AMOUNT      INTEREST RATES    MATURITY
                -----------                  ----------   ----------------   ---------
                                                      (THOUSANDS OF DOLLARS)
Senior Notes issued by the Company.........  $  300,000   6.20% to 6.375%    2002-2004
Unsecured Debentures issued by TU
  Electric.................................     300,000        7.17%           2007
Pollution Control Revenue Bonds (backed by
  TU Electric First Mortgage Bonds)........     212,715    3.70% to 5.60%    2022-2032
TU Electric obligated, mandatorily
  redeemable, preferred securities.........     493,273   7.183% to 8.175%     2037
Other......................................       9,964
                                             ----------
          Total............................  $1,315,952
                                             ==========

     During 1997, the Company purchased and retired 4,015,000 shares of its common stock at a cost of $148.8 million. In addition, long-term debt and preferred stock of subsidiary companies totaling $2.1 billion was retired. Early redemptions of long-term debt and preferred stock may occur from time to time in amounts presently undetermined. (See Notes 6 and 8 to Consolidated Financial Statements.)

     At December 31, 1997, TUC, TU Electric and ENSERCH had joint lines of credit under credit facility agreements (Credit Agreements) with a group of commercial banks. The Credit Agreements have two facilities. Facility A provides for short-term borrowings aggregating up to $570 million outstanding at any one time at variable interest rates and terminates April 23, 1998. Facility B provides for short-term borrowings aggregating up to $1,330 million outstanding at any one time at variable interest rates and terminates April 24, 2002. The combined borrowings of TUC, TU Electric and ENSERCH under both facilities are limited to an aggregate of $1,900 million outstanding at any one time. ENSERCH's borrowings under both facilities are limited to an aggregate of up to $650 million outstanding at any one time. Borrowings under these facilities will be used for working capital and other corporate purposes, including commercial paper backup. The total of short-term borrowings authorized by the Board of Directors of TUC at December 31, 1997, from banks or other lenders, was $2,150 million.

     In addition, certain non-U.S. subsidiaries have revolving credit agreements aggregating approximately $95 million, of which $61 million was outstanding at December 31, 1997. These revolving credit agreements expire at various dates through 2000.

     In January 1998, the Company issued $200 million of 6.375% Series C Senior Notes due 2008, and ENSERCH issued $125 million of 6 1/4% Series A Notes due 2003 and $125 million of Remarketed Reset Notes due 2008 with a variable interest rate (5.82% at date of issuance). Net proceeds from these borrowings were used to refinance or redeem like amounts of higher rate debt and preferred stock.

     The System Companies may issue additional debt and equity securities as needed, including the possible future sale: (i) by TU Electric of up to $148.9 million principal amount of debt securities, (ii) by TU Electric of up to 250,000 shares of Cumulative Preferred Stock ($100 liquidation value), and (iii) by ENSERCH of up to $250 million aggregate principal amount of securities, all of which are currently registered with the Securities and Exchange Commission
(SEC) for offering pursuant to Rule 415 under the Securities Act of 1933.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company's market risk exposure is primarily a result of changes in interest rates and commodity price exposures. Derivative instruments including options, swaps, futures and other contractual commitments are used to reduce and manage a portion of those risks. With the exception of the marketing activities of a subsidiary, Enserch Energy Services, Inc. (EES), the Company's participation in derivative transactions are designated for hedging purposes; derivative instruments are not held or issued for trading purposes.

     Credit Risk -- Credit risk relates to the risk of loss that the Company would incur as a result of nonperformance by counterparties to their respective derivative instruments. The Company maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. The Company does not obtain collateral to support the agreements but monitors the financial viability of counterparties and believes its credit risk is minimal on these transactions. The Company believes the risk of nonperformance by counterparties is minimal.

     Interest Rate Market Risk -- The table below provides information concerning the Company's financial instruments as of December 31, 1997 that are sensitive to changes in interest rates, which include debt obligations and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. The Company has entered into interest rate swaps under which it has agreed to exchange the difference between fixed-rate and variable-rate interest amounts calculated with reference to the specified notional principal amounts. The contracts require settlement of net interest receivable or payable at specified intervals (primarily semi-annually) which generally coincide with the dates on which interest is payable on the underlying debt. When differences exist between the swap settlement dates and the dates on which interest is payable on the underlying debt, the gap exposure, or basis risk, is managed by means of forward rate agreements. These forward rate agreements are not expected to have a material effect on the Company's financial position, results of operations or cash flows. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Weighted average variable rates are based on rates in effect at the reporting date.

                                                         EXPECTED MATURITY DATE
                                                  ------------------------------------
                                                   1998      1999      2000      2001
                                                  ------    ------    ------    ------
                                                         (MILLIONS OF DOLLARS)
Long-term Debt (including current maturities)
  Fixed Rate ($US)..............................  $772.1    $504.7    $868.5    $344.4
     Average interest rate......................    7.18%     8.38%     6.61%     8.00%
  Variable Rate ($US)...........................      --        --    $990.4        --
     Average interest rate......................      --        --      6.18%       --
Interest Rate Swaps (notional amounts)
  Variable to Fixed ($US).......................  $ 16.3    $110.5    $ 32.5        --
     Average pay rate...........................    5.29%     6.68%     6.14%       --
     Average receive rate.......................    5.08%     4.89%     4.89%       --
  Fixed to Variable ($US).......................      --        --        --        --
     Average pay rate...........................      --        --        --        --
     Average receive rate.......................      --        --        --        --

                                                       EXPECTED MATURITY DATE
                                             ------------------------------------------
                                                        THERE-                   FAIR
                                              2002      AFTER       TOTAL       VALUE
                                             ------    --------    --------    --------
                                                       (MILLIONS OF DOLLARS)
Long-term Debt (including current
  maturities)
  Fixed Rate ($US).........................  $595.1    $4,446.2    $7,531.0    $7,931.7
     Average interest rate.................    7.53%       7.54%       7.47%         --
  Variable Rate ($US)......................      --    $1,010.1    $2,000.5    $2,000.5
     Average interest rate.................      --        4.83%       5.50%         --
Interest Rate Swaps (notional amounts)
  Variable to Fixed ($US)..................  $468.2    $  100.0    $  727.5    $  (57.0)
     Average pay rate......................    8.45%       7.18%       7.83%         --
     Average receive rate..................    5.23%       6.55%       5.34%         --
  Fixed to Variable ($US)..................      --    $  350.0    $  350.0    $    6.1
     Average pay rate......................      --        6.32%       6.32%         --
     Average receive rate..................      --        6.89%       6.89%         --

     Energy Marketing Market Risk -- As part of its natural gas marketing activities, EES enters into forward contracts that principally involve physical delivery of natural gas and derivative financial instruments, including options, swaps, futures and other contractual arrangements to offset price risks of gas supply. These activities involve price commitments into the future and, therefore, give rise to market risk. EES applies mark-to-market accounting to its business activities. At December 31, 1997, natural gas marketing operations had net commitments to sell approximately 50.6 billion cubic feet (Bcf) of natural gas through the year 2003 with offsetting net financial positions to purchase approximately 61.3 Bcf.

     For purposes of new SEC disclosure requirements, EES has performed a sensitivity analysis to estimate its exposure to market risk of its commodity and related financial commitments. The exposure for fixed price natural gas purchase and sale commitments, and derivative financial instruments, including options, swaps, futures and other contractual commitments, is based on a methodology that uses a five-day holding period and a 95% confidence level. EES uses market-implied volatilities to determine its exposure to volatility risk. Market risk is estimated as the potential loss in fair value resulting from at least a 15% change in market factors which may differ from actual results. Using 15%, the most adverse change in fair value at December 31, 1997 as a result of this analysis, was a reduction of $1.1 million. For additional information regarding derivative instruments, see Note 9 to Consolidated Financial Statements.

     Nuclear Decommissioning and Disposal of Spent Fuel Trust -- TU Electric has established an external trust to provide for nuclear decommissioning and disposal of spent fuel. The trust is invested in marketable fixed income debt and equity securities. At December 31, 1997, the current market value of the debt and equity securities was $85.9 million and $74.1 million, respectively. A hypothetical 10% increase in interest rates and 10% decrease in equity prices would result in a $10.8 million reduction in the fair value of the trust assets. However, adjustments to market value result in a corresponding adjustment to related liability accounts based on current regulatory treatment.

REGULATION AND RATES

     Under the current regulatory environment, certain System Companies are subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71). This statement applies to utilities that have cost-based rates established by a regulator and charged to and collected from customers. In accordance with this statement, these companies may defer the recognition of certain costs (regulatory assets) and certain obligations (regulatory liabilities) that, as a result of the ratemaking process, have probable corresponding increases or decreases in future revenues. Future significant changes in regulation or competition could affect these companies' ability to meet the criteria for continued application of SFAS 71 and may affect these companies' ability to recover such regulatory assets from, or refund such regulatory liabilities to, customers. These regulatory assets and liabilities are being amortized over various periods (5 to 40 years). The amortization is currently, or is expected to be, included in rates. In the event all or a portion of these companies' operations fail to meet the criteria for application of SFAS 71, these companies would be required to write-off all or a portion of their regulatory assets and liabilities. Should significant changes in regulation or competition occur, the affected System Companies would be required to assess the recoverability of certain assets, including plant and regulatory assets, and, if impaired, to write down the assets to reflect their fair market value. (See Note 2 to Consolidated Financial Statements.) The System Companies cannot predict the timing or extent of changes in the business environment that may require the discontinuation of SFAS 71 application.

     Although TU Electric cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions, no changes are expected in trends or commitments, other than those discussed in this Annual Report, that might significantly alter its basic financial position, results of operation or cash flows. (See Note 15 to Consolidated Financial Statements.)

     DOCKET 9300 -- The PUC's final order (Order) in connection with TU Electric's January 1990 rate increase request (Docket 9300) was reviewed by the 250th Judicial District Court of Travis County, Texas, (District Court) and thereafter was appealed to the Court of Appeals for the Third District of Texas and to the Supreme Court of Texas (Supreme Court). As a result of such review and appeals, an aggregate of $909 million of disallowances with respect to TU Electric's reacquisitions of minority owners' interests in Comanche Peak, which had previously been recorded as a charge to the Company's earnings, has been remanded to the District Court with instructions that it be remanded to the PUC for reconsideration on the basis of a prudent investment standard. On remand, the PUC would also be required to reevaluate the appropriate level of TU Electric's construction work in progress included in rate base in light of its financial condition at the time of the initial hearing. In January 1997, the Supreme Court denied a motion for rehearing on the Comanche Peak minority owners issue filed by the original complainants. TU Electric cannot predict the outcome of the reconsideration of the Order on remand by the PUC.

     In its decision, the Supreme Court also affirmed the previous $472 million prudence disallowance related to Comanche Peak. Since the Company has previously recorded a charge to earnings for this prudence disallowance, the Supreme Court's decision did not have an effect on the Company's current financial position, results of operation or cash flows.

     DOCKET 11735 -- In July 1994, TU Electric filed a petition in the 200th Judicial District Court of Travis County, Texas to seek judicial review of the final order of the PUC granting a $449 million, or 9.0%, rate increase in connection with TU Electric's January 1993 rate increase request of $760 million, or 15.3% (Docket 11735). Other parties to the PUC proceedings also filed appeals with respect to various portions of the order.

     DOCKETS 15638 AND 15840 -- In May 1996, TU Electric filed with the PUC its transmission cost information and tariffs for open-access wholesale transmission service (Docket 15638) in accordance with PUC rules adopted in February 1996. These tariffs also provide for generation-related ancillary services necessary to support wholesale transactions. In August 1997, the PUC approved final tariffs for TU Electric and implemented rates for other transmission providers within the Electric Reliability Council of Texas (ERCOT) (Docket 15840). Under rates implemented by the PUC, TU Electric's payments for transmission service will exceed its revenues for providing transmission service. The PUC has adopted a rate-moderation plan that will minimize the impact of the new pricing mechanism for the first three years the rules are in effect. As such, the current maximum impact on the Company for 1998 is an $8.52 million deficit, which, in the opinion of the Company, is not expected to have a material effect on its financial position, results of operation or cash flows.

     DOCKET 17250 -- In late 1996, as part of its regular earnings monitoring process, the PUC staff advised the PUC, after reviewing the 1995 Electric Investor-Owned Utilities Earnings Report of TU Electric, that it believed TU Electric was earning in excess of a reasonable rate of return, and the PUC and TU Electric subsequently began discussions concerning possible remedies. It was decided to limit negotiations to a resolution of issues concerning TU Electric's earnings through 1997, and discussion of a longer-term resolution was deferred. In July 1997, the PUC issued its final written order approving TU Electric's proposal to make a one-time $80 million refund to its customers (Rate Settlement) and to leave rates unchanged during the remainder of 1997. TU Electric recorded the charge to revenues in July 1997 and included the refunds in August 1997 billings. The proposal was the result of a joint stipulation in which TU Electric was joined by the PUC General Counsel, on behalf of the PUC Staff and the public interest, the Office of Public Utility Counsel, the state agency charged with representing the interests of residential and small commercial customers, and the Coalition of Cities served by TU Electric.

     DOCKET 18490 -- On December 17, 1997, TU Electric, together with the PUC General Counsel, the Office of Public Utility Counsel and various other parties interested in TU Electric's rates and services, filed with the PUC a stipulation and joint application which, if granted, would among other things: (i) result in permanent retail base rate credits beginning January 1, 1998, of 4% for residential customers, 2% for general service secondary customers and 1% for all other retail customers, (ii) result in additional permanent retail base rate credits beginning January 1, 1999, of 1.4% for residential customers, (iii) impose a 11.35% cap on TU Electric's rate of return on equity during 1998 and 1999, with any sums earned above that cap being applied as additional nuclear production depreciation, (iv) allow TU Electric to record depreciation applicable to transmission and distribution assets in 1998 and 1999 as additional depreciation of nuclear production assets, (v) establish an updated cost of service study that includes interruptible customers as customer classes,
(vi) result in the permanent dismissal of pending appeals of prior PUC orders including Docket No. 11735, if all other parties that have filed appeals of those dockets also dismiss their appeals, (vii) result in the stay of any proceedings in the removal of Docket 9300 prior to January 1, 2000, and (viii) result in all gains from off-system sales of electricity in excess of the amount included in base rates being flowed to customers through the fuel factor.

     The PUC has until March 31, 1998 to approve or reject the stipulation and joint application. Otherwise, TU Electric may terminate the base rate reductions and all other aspects of the proposal upon giving two weeks notice to the PUC.

     Fuel Reconciliation Proceedings -- In July 1997, the PUC ruled on TU Electric's petition seeking final reconciliation of all eligible fuel and purchased power expenses incurred during the reconciliation period of July 1, 1992 through June 30, 1995 (approximately $4.7 billion). In the ruling, the PUC disallowed approximately $81 million of eligible fuel related costs (including interest of $12 million) incurred during the reconciliation period (Fuel Disallowance). The majority of the Fuel Disallowance (approximately $67 million) is related to replacement fuel costs as a result of the November 1993 collapse of the emissions chimney serving Unit 3 of the Monticello lignite-fueled generating station. In addition, the PUC ruled that approximately $10 million from the gain on sale of sulfur dioxide allowances should be deferred and reconsidered at a future date. TU Electric received a final written order from the PUC and recorded the charge to revenues in August 1997. TU Electric strongly disagrees with the Fuel Disallowance and has appealed the PUC's order.

     Fuel Cost Recovery Rule -- TU Electric in July 1997, petitioned the PUC for and received interim approval to refund approximately $67 million, including interest, in over-collected fuel costs for the period October 1995 through May 1997 (Fuel Refund). Such over-collection was primarily due to TU Electric's ability to use less expensive nuclear fuel and purchased power to offset a higher-priced natural gas market during the period. Customer refunds were included in August 1997 billings. A final order confirming the Fuel Refund was entered by the PUC in October 1997.

     Lone Star Gas and Lone Star Pipeline Rates -- In October 1996, Lone Star Pipeline filed a request with the RRC to increase the rate it charges Lone Star Gas to store and transport gas ultimately destined for residential and commercial customers in the 550 Texas cities and towns served by Lone Star Gas. Lone Star Gas also requested that the RRC separately set rates for costs to aggregate gas supply for these cities. Rates previously in effect were set by the RRC in 1982. In September 1997, the RRC issued an order reducing the charges by Lone Star Pipeline to Lone Star Gas for storage and transportation services. In that order, the RRC did authorize separate charges for the Lone Star Pipeline storage and transportation services, a separate charge by Lone Star Gas for the cost of aggregating gas supplies, and a continuation of the 100% flow through of purchased gas expense. The RRC also imposed some new criteria for affiliate gas purchases and a new reconciliation procedure that will require a review of purchased gas expenses every three years. The RRC order has become final, but is being appealed by several parties including Lone Star Pipeline and Lone Star Gas. The rates authorized by the order became effective on December 1, 1997, and will result in an annual margin reduction of approximately $8.2 million.

     On August 20, 1996, the RRC ordered a general inquiry into the rates and services of Lone Star Gas, most notably a review of Lone Star Gas' historic gas cost and gas acquisition practices since the last rate setting. The inquiry docket has been separated into different phases. Two of the phases, conversion to the NARUC account numbering system and unbundling, have been dismissed by the RRC, and one other phase, rate case expense, is pending RRC action on the basis of a stipulation of all parties. In the phase dealing with historic gas cost and gas acquisition practices, Lone Star Gas and Lone Star Pipeline have filed a motion for summary disposition stating that any retroactive rate action would be inappropriate and unlawful. Settlement discussions with intervenor cities are ongoing. If the motion for summary disposition is denied, a hearing has been scheduled to begin in August 1998. A number of management and transportation related issues have been placed in a separate phase which still has an undefined scope and is being held in abeyance pending the resolution of the phase dealing with gas costs. Management believes that gas costs were prudently incurred and were properly accounted for and recovered through the gas cost recovery mechanism previously approved by the RRC. At this time, management is unable to determine the ultimate outcome of the inquiry.

COMPETITION

     The National Energy Policy Act of 1992 (Energy Policy Act) addresses a wide range of energy issues and is intended to increase competition in electric generation and broaden access to electric transmission systems. In addition, the Public Utility Regulatory Act of 1995, as amended (PURA), impacts the PUC and its regulatory practices and encourages increased competition in some aspects of the electric utility industry in Texas. Although the Company is unable to predict the ultimate impact of the Energy Policy Act, PURA and any related regulations or legislation on the System Companies' operations, it believes that such actions are consistent with the trend toward increased competition in the energy industry.

     In order to remain competitive, the System Companies are aggressively managing their operating costs and capital expenditures through streamlined business processes and are developing and implementing strategies to address an increasingly competitive environment. These strategies include initiatives to improve their return on corporate assets and to maximize shareholder value through new marketing programs, creative rate design and new business opportunities. Additional initiatives under consideration include the potential disposition or alternative utilization of existing assets and the restructuring of strategic business units.

     While TU Electric has experienced competitive pressures in the wholesale market resulting in a small loss of load since the beginning of 1993, wholesale sales represented a relatively low percentage of TU Electric's consolidated operating revenues in 1997. TU Electric is unable to predict the extent of future competitive developments in either the wholesale or retail markets or what impact, if any, such developments may have on its operations.

     Federal legislation such as the Public Utility Regulatory Policy Act of 1978 (PURPA) and, more recently, the Energy Policy Act, as well as initiatives in various states, encourage wholesale competition among electric utility and non-utility power producers. Together with increasing customer demand for lower-priced electricity and other energy services, these measures have accelerated the industry's movement toward a more competitive pricing and cost structure. Competition in the electric utility industry was also addressed in the 1995 session of the Texas legislature. PURA was amended to encourage greater wholesale competition and flexible retail pricing. PURA amendments also require the PUC to report to the legislature, during each legislative session, on competition in electric markets. Accordingly, PUC reports were submitted to the Texas legislature in January 1997, recommending that the legislature continue the process of expanding competition in the Texas electricity markets, leading to expanded retail competition, and authorize the PUC to take numerous steps toward that goal. The PUC further recommended that full competition not occur prior to the year 2000 in order to provide an environment through which both retail customers and utilities in Texas move more smoothly to achieve the perceived benefits of competition. The PUC is seeking guidance from the legislature and authority to address the issue of stranded cost recovery. The PUC's estimate for TU Electric's potentially stranded retail costs ranged from a projected excess of net book value over market value of $7.7 billion to a projected excess of market value over net book value of $2.1 billion. Legislation that would have authorized retail competition was not enacted by the 1997 Texas legislature.

     While the Company anticipates legislation being enacted during the 1999 session of the Texas legislature to authorize competition in the retail market, they cannot predict the ultimate outcome of the ongoing efforts that are taking place to restructure the electric utility industry or whether such outcome will have a material effect on their financial position, results of operation or cash flows.

RESULTS OF OPERATION

     For the year ended December 31, 1997, net income for the Company decreased approximately 12% from the prior period. Results for 1997 were reduced by the recognition of TU Electric's $80.0 million Rate Settlement refund in July 1997, the August 1997 $81.1 million Fuel Disallowance (including interest) and a charge of $10.1 million from the sale of sulfur dioxide allowances previously recognized. After revenue-related and income taxes, these settlements reduced income by $103.4 million. Excluding these items, 1997 net income increased slightly over the 1996 period. For the year ended December 31, 1996, net income increased approximately 14% over the comparable 1995 period, excluding the after-tax effect of recording a September 1995 impairment of several non-performing assets. Such impairment, on an after-tax basis, amounted to $802 million. (See Note 14 to Consolidated Financial Statements.)

     TU Electric continued to experience core revenue and sales volume growth in excess of 3% due to increases in both number of customers and usage. Warmer than normal summer weather contributed to 1996 results, while summer weather was normal in 1995 and 1997.

     Operating revenues increased approximately 21% and 16% for the years ended December 31, 1997 and 1996, respectively. In 1997, the increase in operating revenues was due primarily to the inclusion of ENSERCH revenues ($1,278.0 million) for the period following the Merger and to TU Electric's transmission service revenues ($113.8 million) from implementing the PUC's Open Access Transmission Rule effective January 1, 1997. LCC's revenues after acquisition were $11.9 million. In 1996, the increase was due primarily to a full year of Eastern Energy's revenues ($474 million).

     Base rate electricity revenues (including unbilled sales) decreased slightly from 1996 as a result of the Rate Settlement refund mentioned above, while electric energy sales in megawatt hours (including unbilled sales) increased approximately 2% and 11% for 1997 and 1996, respectively. Fuel revenue increased in 1997 and 1996 due primarily to increases in fuel costs driven by increased energy sales and spot market gas prices, partially offset, in 1997, by the Fuel Disallowance.

     Fuel and purchased power expense increased approximately 4% and 30% for 1997 and 1996, respectively. The increases were primarily due to increased energy sales and increased spot market gas prices and in 1996 included 13.1% attributable to Eastern Energy for a full year. (See Consolidated Operating Statistics.) Gas purchased for resale represents the cost of gas ultimately sold to ENSERCH gas customers, which is recovered in rates.

     Total operating expenses, excluding fuel and purchased power and gas purchased for resale, increased approximately 15% for 1997 and 9% for 1996 (including 8.6% in 1997 attributable to ENSERCH companies since acquisition and 5.7% in 1996 attributable to Eastern Energy). Operation and maintenance expense increased in 1997 as result of recording third party transmission expenses in accordance with the Public Utility Commission's Open Access Transmission Rule, partially offset by decreased employee benefit expenses. The 1996 increase is due primarily to increases in employee benefit expenses and payroll expenses. Taxes other than income increased in 1997 due primarily to the effect of ENSERCH and LCC amounts subsequent to acquisition. Taxes other than income decreased in 1996 as a result of a reduction in TU Electric's ad valorem tax obligation due primarily to a property tax rate reduction, partially offset by an increase in state and local gross receipts tax.

     The change in other income (deductions) -- net in 1997 was primarily due to losses from an interest in a telecommunications partnership. Amounts for 1996 were lower than the previous year due primarily to increased non-utility property expenses and decreased allowance for equity funds used during construction, partially offset by gains on the disposition of certain properties.

     Interest expense and distributions on preferred securities and preferred stock of subsidiaries totaled $860.6 million in 1997, $884.3 million in 1996 and $792.9 million in 1995. The Company's capital restructuring and debt reduction programs have favorably affected the comparisons. Year-to-year comparisons are also affected by the debt incurred or assumed in connection with the 1997 acquisitions of ENSERCH and LCC and the December 1995 acquisition of Eastern Energy. Interest expense in 1996 included an interest payment related to a settlement with the Internal Revenue Service, and 1997 interest expense included a charge related to the settlement on over-recovered fuel. Allowance for funds used during construction (AFUDC) decreased $2.4 million from 1996 to 1997 and $4.1 million from 1995 to 1996.

     The change in income tax expense (benefit) from 1995 to 1996 was due primarily to the effects of the recording of the September 1995 asset impairment. (See Note 10 to Consolidated Financial Statements for a reconciliation of income taxes (benefit) computed at the statutory rate to provision for income taxes (benefit)).

CHANGES IN ACCOUNTING STANDARDS

     SFAS 130, "Reporting Comprehensive Income," will become effective in 1998. This statement requires companies to report and display comprehensive income and its components (revenues, expenses, gains and losses). Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

     SFAS 131, "Disclosures About Segments of an Enterprise and Related Information," will become effective in 1998. This statement establishes standards for defining and reporting business segments. The Company is currently determining its reportable segments.

     The adoption of SFAS 130 and SFAS 131 will not affect financial position, results of operations or cash flows.

YEAR 2000 ISSUES

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or produce erroneous data by or at the Year 2000. The Year 2000 issues affect virtually all companies and organizations.

     The Company began its Year 2000 initiative in 1996 by addressing mainframe-based application systems. In early 1997, an infrastructure project to address information technology (IT) related equipment and systems software was begun. In late 1997, a corporate-wide project to address Year 2000 issues related to embedded systems such as process controls for energy production and delivery and client-developed applications was begun. Most of the ENSERCH mainframe applications, infrastructure, embedded systems and client-developed applications that will not be migrated to existing or planned Company systems have been incorporated into these projects. These projects extend beyond the Company's organization in an effort to also work with key vendors, service suppliers and others so that the Company can appropriately prepare for Year 2000.

     The remediation and replacement work on the majority of IT application systems and infrastructure are expected to be completed by the end of 1998. Much of the work on the corporate-wide Year 2000 project is expected to be completed by the end of 1998, although the project will extend into 1999. Based on present assessments of the IT and infrastructure projects, a cost of $11.25 million was estimated. These costs are being expensed as incurred over the four-year period (1996 through 1999) covered by the projects. Assessment of the cost of the corporate-wide Year 2000 project is in the early stages.

     Eastern Energy initiated a Year 2000 project in the third quarter of 1997. The estimated cost of that project is $1.8 million, with completion anticipated in early 1999. The cost to either modify or replace LCC application systems affected by Year 2000 is estimated to be $1.5 million, with completion anticipated in 1999. The effect on LCC's embedded systems is still being assessed.

                    TEXAS UTILITIES COMPANY AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
                                                                 (THOUSANDS OF DOLLARS)
OPERATING REVENUES.....................................  $7,945,608    $6,550,928    $5,638,688
                                                         ----------    ----------    ----------
OPERATING EXPENSES
Fuel and purchased power...............................   2,212,689     2,136,309     1,640,990
Gas purchased for resale...............................   1,052,977             -             -
Operation and maintenance..............................   1,548,150     1,256,280     1,109,644
Depreciation and amortization..........................     666,448       620,505       563,819
Taxes other than income................................     558,673       534,844       536,608
                                                         ----------    ----------    ----------
          Total operating expenses.....................   6,038,937     4,547,938     3,851,061
                                                         ----------    ----------    ----------
OPERATING INCOME.......................................   1,906,671     2,002,990     1,787,627
OTHER INCOME (DEDUCTIONS) -- NET.......................     (17,588)       (1,148)       24,583
                                                         ----------    ----------    ----------
INCOME BEFORE INTEREST, OTHER CHARGES AND INCOME
  TAXES................................................   1,889,083     2,001,842     1,812,210
                                                         ----------    ----------    ----------
INTEREST AND OTHER CHARGES
Interest...............................................     762,937       797,893       706,182
Allowance for borrowed funds used during
  construction.........................................      (8,890)      (11,248)      (15,327)
Impairment of assets...................................           -             -     1,233,320
Distributions on TU Electric obligated, mandatorily
  redeemable, preferred securities of subsidiary trusts
  holding solely debentures of TU Electric.............      69,701        33,001         1,801
Preferred stock dividends of subsidiaries..............      27,983        53,358        84,914
                                                         ----------    ----------    ----------
          Total interest and other charges.............     851,731       873,004     2,010,890
                                                         ----------    ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES......................   1,037,352     1,128,838      (198,680)
INCOME TAX EXPENSE (BENEFIT)...........................     376,898       375,232       (60,035)
                                                         ----------    ----------    ----------
NET INCOME (LOSS)......................................  $  660,454    $  753,606    $ (138,645)
                                                         ==========    ==========    ==========
Average shares of common stock outstanding
  (thousands)..........................................     230,958       225,160       225,841
Per share of common stock:
  Basic earnings (loss)................................  $     2.86    $     3.35    $    (0.61)
  Diluted earnings (loss)..............................  $     2.85    $     3.35    $    (0.61)
  Dividends declared...................................  $    2.125    $    2.025    $     2.81

                See Notes to Consolidated Financial Statements.

                    TEXAS UTILITIES COMPANY AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                     YEAR ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 1997         1996          1995
                                                              ----------   -----------   -----------
                                                                      (THOUSANDS OF DOLLARS)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $  660,454   $   753,606   $  (138,645)
Adjustments to reconcile net income (loss) to cash provided
  by operating activities:
  Depreciation and amortization (including amounts charged
    to fuel)................................................     838,606       774,305       725,646
  Deferred income taxes -- net..............................     167,705       184,612      (204,550)
  Investment tax credits -- net.............................     (22,851)      (33,075)      (22,774)
  Allowance for equity funds used during construction.......      (5,236)       (1,575)       (6,680)
  Impairment of assets......................................           -             -     1,233,320
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (441,964)       (2,503)      (22,898)
    Inventories.............................................     (13,891)        6,328        18,701
    Accounts payable........................................     333,763        33,388        10,904
    Interest and taxes accrued..............................      39,902       (33,463)      (94,158)
    Other working capital...................................      90,322         9,912       (25,932)
    Over/(under) -- recovered fuel revenue -- net of
      deferred taxes........................................     (20,483)      (47,368)       94,717
    Gas marketing risk management assets and liabilities....     (13,142)            -             -
    Other -- net............................................      45,933        79,918         5,902
                                                              ----------   -----------   -----------
         Cash provided by operating activities..............   1,659,118     1,724,085     1,573,553
                                                              ----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuances of securities:
  First mortgage bonds......................................     212,715       244,225       535,055
  Other long-term debt......................................     609,964     1,199,679       300,000
  TU Electric obligated, mandatorily redeemable, preferred
    securities of subsidiary trusts holding solely
    debentures of TU Electric...............................     493,273             -       381,476
Retirements of securities:
  First mortgage bonds......................................    (939,467)     (556,847)     (684,385)
  Other long-term debt......................................    (634,407)   (1,273,934)     (202,520)
  Preferred stock of subsidiaries...........................    (553,093)      (50,269)     (504,781)
  Common stock..............................................    (148,780)      (51,636)            -
Change in notes payable:
  Commercial paper..........................................   1,102,749       (31,894)      (78,841)
  Banks.....................................................    (543,080)     (140,378)      731,945
Common stock dividends paid.................................    (478,592)     (451,063)     (695,656)
Debt premium, discount, financing and reacquisition
  expenses..................................................     (40,774)      (44,043)     (123,668)
                                                              ----------   -----------   -----------
         Cash used in financing activities..................    (919,492)   (1,156,160)     (341,375)
                                                              ----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
Construction expenditures...................................    (586,097)     (434,139)     (434,338)
Allowance for equity funds used during construction
  (excluding amount for nuclear fuel).......................       2,941           892         3,952
Change in construction receivables/payables -- net..........      (1,688)         (706)        2,140
Nuclear fuel (excluding allowance for equity funds used
  during construction)......................................     (74,510)      (58,895)      (55,013)
Acquisitions................................................       4,777        (9,821)     (616,865)
Other investments...........................................     (58,753)      (75,822)     (111,175)
                                                              ----------   -----------   -----------
         Cash used in investing activities..................    (713,330)     (578,491)   (1,211,299)
                                                              ----------   -----------   -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................       2,294         1,558        (3,452)
                                                              ----------   -----------   -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................      28,590        (9,008)       17,427
CASH AND CASH EQUIVALENTS -- BEGINNING BALANCE..............      15,845        24,853         7,426
                                                              ----------   -----------   -----------
CASH AND CASH EQUIVALENTS -- ENDING BALANCE.................  $   44,435   $    15,845   $    24,853
                                                              ==========   ===========   ===========

                See Notes to Consolidated Financial Statements.

                    TEXAS UTILITIES COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
                                                                (THOUSANDS OF DOLLARS)
PROPERTY, PLANT AND EQUIPMENT
Electric:
  Production................................................  $16,294,778    $16,277,151
  Transmission..............................................    1,675,681      1,607,925
  Distribution..............................................    5,779,226      5,655,677
Gas distribution and pipeline...............................    1,068,708              -
Telecommunications..........................................      145,125             14
Other.......................................................      562,890        503,674
                                                              -----------    -----------
          Total.............................................   25,526,408     24,044,441
Less accumulated depreciation...............................    6,715,662      6,127,610
                                                              -----------    -----------
          Net of accumulated depreciation...................   18,810,746     17,916,831
Construction work in progress...............................      330,184        240,612
Nuclear fuel (net of accumulated amortization:
  1997 -- $456,490,000; 1996 -- $369,114,000)...............      242,018        252,589
Held for future use.........................................       24,087         24,483
Less reserve for regulatory disallowances...................      836,005        836,005
                                                              -----------    -----------
          Net property, plant and equipment.................   18,571,030     17,598,510
                                                              -----------    -----------
INVESTMENTS
Goodwill (net of accumulated amortization:
  1997 -- $33,444,000; 1996 -- $15,894,000).................    1,423,420        528,102
Other investments...........................................      851,320        630,121
                                                              -----------    -----------
          Total investments.................................    2,274,740      1,158,223
                                                              -----------    -----------
CURRENT ASSETS
Cash and cash equivalents...................................       44,435         15,845
Accounts receivable:
  Customers.................................................      941,506        290,111
  Other.....................................................       50,883         44,032
  Allowance for uncollectible accounts......................      (11,322)        (6,262)
Inventories -- at average cost:
  Materials and supplies....................................      209,825        200,601
  Fuel stock................................................       81,490         77,227
  Gas stored underground....................................      156,637         44,472
Gas marketing risk management assets........................      365,650              -
Prepayments.................................................       59,809         56,324
Deferred income taxes.......................................       76,307         50,972
Other current assets........................................       19,628         14,084
                                                              -----------    -----------
          Total current assets..............................    1,994,848        787,406
                                                              -----------    -----------
DEFERRED DEBITS
Unamortized regulatory assets...............................    1,853,016      1,753,418
Deferred income taxes.......................................            -         10,997
Other deferred debits.......................................      180,495         89,101
                                                              -----------    -----------
          Total deferred debits.............................    2,033,511      1,853,516
                                                              -----------    -----------
          Total.............................................  $24,874,129    $21,397,655
                                                              ===========    ===========

                See Notes to Consolidated Financial Statements.

                    TEXAS UTILITIES COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         CAPITALIZATION AND LIABILITIES

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
                                                                (THOUSANDS OF DOLLARS)
CAPITALIZATION
Common stock without par value -- net.......................  $ 5,587,200    $ 4,787,047
Retained earnings...........................................    1,311,875      1,202,390
Cumulative currency translation adjustment..................      (56,013)        43,476
                                                              -----------    -----------
          Total common stock equity.........................    6,843,062      6,032,913
Preferred stock of subsidiaries:
  Not subject to mandatory redemption.......................      304,194        464,427
  Subject to mandatory redemption...........................       20,600        238,391
  TU Electric obligated, mandatorily redeemable, preferred
     securities of subsidiary trusts holding solely
     debentures of TU Electric..............................      875,146        381,311
  Long-term debt, less amounts due currently................    8,759,379      8,668,111
                                                              -----------    -----------
          Total capitalization..............................   16,802,381     15,785,153
                                                              -----------    -----------
CURRENT LIABILITIES
Notes payable:
  Commercial paper..........................................      570,000        253,151
  Banks.....................................................       44,442         69,788
Long-term debt due currently................................      772,071        356,076
Accounts payable............................................      879,593        336,391
Gas marketing risk management liabilities...................      357,044              -
Dividends declared..........................................      139,994        129,879
Customers' deposits.........................................       91,440         80,390
Taxes accrued...............................................      182,532        143,424
Interest accrued............................................      193,125        156,758
Deferred income taxes.......................................        7,919         10,951
Over-recovered fuel revenue.................................       11,987         42,984
Other current liabilities...................................      271,853         90,485
                                                              -----------    -----------
          Total current liabilities.........................    3,522,000      1,670,277
                                                              -----------    -----------
DEFERRED CREDITS AND OTHER NONCURRENT LIABILITIES
Accumulated deferred income taxes...........................    2,989,254      2,812,623
Unamortized investment tax credits..........................      570,283        589,713
Pensions and other postretirement benefits..................      402,292        195,667
Other deferred credits and noncurrent liabilities...........      587,919        344,222
                                                              -----------    -----------
          Total deferred credits and other noncurrent
             liabilities....................................    4,549,748      3,942,225
                                                              -----------    -----------
COMMITMENTS AND CONTINGENCIES (Note 15)
          Total.............................................  $24,874,129    $21,397,655
                                                              ===========    ===========

                See Notes to Consolidated Financial Statements.

                    TEXAS UTILITIES COMPANY AND SUBSIDIARIES

                 STATEMENTS OF CONSOLIDATED COMMON STOCK EQUITY

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
                                                                 (THOUSANDS OF DOLLARS)
COMMON STOCK WITHOUT PAR VALUE -- AUTHORIZED SHARES --
  500,000,000:
Balance at beginning of year...........................  $4,787,047    $4,806,912    $4,798,797
Issued for acquisitions:
  ENSERCH Corporation (15,861,272 shares)..............     565,105             -             -
  Lufkin-Conroe Communications Co. (8,727,730
     shares)...........................................     317,142             -             -
Issued for Long-Term Incentive Compensation Plan
  (61,000 shares)......................................       2,594             -             -
Net change in unamortized costs of Long-Term Incentive
  Compensation Plan....................................      (2,197)            -             -
Common stock repurchased and retired (4,015,000 shares
  in 1997 and 1,238,480 shares in 1996)................     (90,186)      (27,980)            -
Special allocation to Thrift Plan by trustee...........       8,115         8,137         8,115
Other..................................................        (420)          (22)            -
                                                         ----------    ----------    ----------
Balance at end of year (1997 -- 245,237,559 shares;
  1996 -- 224,602,557 shares; and 1995 -- 225,841,037
  shares)..............................................   5,587,200     4,787,047     4,806,912
                                                         ----------    ----------    ----------
RETAINED EARNINGS:
Balance at beginning of year...........................   1,202,390       924,444     1,691,250
Net income (loss)......................................     660,454       753,606      (138,645)
Dividends declared on common stock.....................    (496,244)     (456,059)     (634,613)
Common stock repurchased and retired...................     (58,594)      (23,633)            -
LESOP dividend deduction tax benefit and other.........       3,869         4,032         6,452
                                                         ----------    ----------    ----------
Balance at end of year.................................   1,311,875     1,202,390       924,444
                                                         ----------    ----------    ----------
CUMULATIVE CURRENCY TRANSLATION ADJUSTMENT:
Balance at beginning of year...........................      43,476           397             -
Change during the year -- net of deferred income
  taxes................................................     (99,489)       43,079           397
                                                         ----------    ----------    ----------
Balance at end of year.................................     (56,013)       43,476           397
                                                         ----------    ----------    ----------
COMMON STOCK EQUITY....................................  $6,843,062    $6,032,913    $5,731,753
                                                         ==========    ==========    ==========

                See Notes to Consolidated Financial Statements.

                    TEXAS UTILITIES COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  BUSINESS, MERGERS AND ACQUISITIONS

     Texas Utilities Company (TUC, or the Company) is a holding company which owns all of the outstanding common stock of Texas Energy Industries Inc. (TEI) and ENSERCH Corporation (ENSERCH). TEI is a holding company; the assets of its primary subsidiary, Texas Utilities Electric Company (TU Electric), and the Company's other electric utility businesses represent in excess of 85% of the total assets and in excess of 75% of the total revenues of the Company. TU Electric is engaged in the generation, purchase, transmission, distribution and sale of electric energy wholly within Texas. Two other subsidiaries of TEI are engaged directly or indirectly in public utility operations: Southwestern Electric Service Company (SESCO) and Texas Utilities Australia Pty. Ltd. (TU Australia), which in December 1995 acquired the common stock of Eastern Energy Limited (Eastern Energy), one of five electricity distribution companies operating in Victoria, Australia. Neither SESCO nor Eastern Energy generate electric energy. TEI has other wholly-owned service subsidiaries, which support the operations of the Company and its operating subsidiaries. For 1997, none of the Company's other businesses are significant individually or in the aggregate and, accordingly, do not require separate segment disclosure under existing accounting standards. The Company is currently determining its reportable segments under Statements of Financial Accounting Standards (SFAS) No. 131, which becomes effective in 1998.

     On August 5, 1997, the merger transactions (Merger) between the former Texas Utilities Company, now known as TEI and ENSERCH were completed. At the effective time of the Merger: (i) the former Texas Utilities Company changed its name to TEI, (ii) TEI and ENSERCH merged with wholly-owned subsidiaries of TUC Holding Company, which, as a result, owned all the common stock of TEI and of ENSERCH, (iii) TUC Holding Company changed its name to Texas Utilities Company (now the Company), (iv) each share of TEI's common stock was automatically converted into one share of common stock of TUC, and (v) each share of common stock of ENSERCH was automatically converted into 0.225 share of common stock of TUC, with cash issued in lieu of fractional shares. The share conversions were tax-free transactions.

     Businesses and subsidiaries acquired in the Merger were Lone Star Gas Company (Lone Star Gas), a gas distribution company in Texas, serving over 1.3 million customers and providing service through over 23,800 miles of distribution mains; Lone Star Pipeline Company (Lone Star Pipeline), which has approximately 7,600 miles of gathering and transmission pipeline in Texas; and subsidiaries engaged in natural gas processing, natural gas marketing, independent power production and international gas distribution systems development.

     In the Merger, approximately 15. 9 million shares of TUC common stock were issued to former holders of ENSERCH common stock. The value assigned to the TUC shares issued and costs incurred in connection with the acquisition of ENSERCH aggregated $579 million. At the date of the Merger, ENSERCH had debt and preferred stock outstanding of approximately $1.3 billion. Effective with the Merger, under terms specified in the Merger agreement, outstanding options for ENSERCH common stock were exchanged for options for 532,913 shares of the Company's common stock exercisable at prices ranging from $7.03 to $37.71 per share, and ENSERCH was precluded from awarding further options. The estimated fair value of these options of $3,214,000 was accounted for as a part of the cost of the acquisition. At December 31, 1997, 402,966 of these options remained outstanding and exercisable.

     On November 21, 1997, the Company acquired Lufkin-Conroe Communications Co.
(LCC). Approximately 8.7 million shares of TUC common stock were issued to LCC stock holders in a stock-for-stock exchange. The value assigned to the TUC shares issued and costs incurred in connection with the acquisition of LCC aggregated $319 million. At the date of the acquisition, LCC had debt outstanding of approximately $31 million. LCC is the parent company of Lufkin-Conroe Telephone Exchange, Inc. (LCTX) and Lufkin-Conroe Telecommunications Corporation (LCT) and its subsidiaries. LCTX is an independent local exchange carrier that serves approximately 100,000 access lines in the Alto, Conroe and Lufkin areas of southeast Texas. It also provides access services to a number of interexchange carriers who provide long distance services. LCT and its subsidiaries own fiber optic cable systems which they lease to interexchange carriers, provide Internet access, radio communications tower rentals, cellular mobile telephones and radio paging services and private branch exchange service to local customers. LCT, through a subsidiary, also provides interexchange long distance service, with primary focus on business customers.

     The acquisitions of ENSERCH, LCC and Eastern Energy were accounted for as purchase business combinations. The assets and liabilities of the acquired companies at the acquisition dates were adjusted to their estimated fair values. The excess of the purchase price paid by the Company over the estimated fair value of net assets acquired and liabilities assumed was recorded as goodwill and is being amortized over 40 years. The process of determining the fair value of assets and liabilities of ENSERCH and LCC as of the date of acquisition is continuing, and the final result awaits primarily the resolution of income tax and other contingencies and finalization of some preliminary estimates. The results of operations of ENSERCH, LCC and Eastern Energy, are reflected in the consolidated financial statements of the Company from the respective dates of their acquisition.

     The Company continues to seek potential investment opportunities from time to time when it concludes that such investments are consistent with its business strategies and are likely to enhance the long-term return to its shareholders. In January 1998, the Company announced that it had approached the Energy Group plc (TEG) in connection with its possible interest in acquiring TEG. TEG is a diversified international energy group. Discussions between the Company and TEG are continuing and may or may not lead to an offer being made by the Company. Likewise, the timing, amount and funding of any specific new business investment opportunities are presently undetermined.

     Following is a summary of unaudited pro forma results of operations assuming the ENSERCH and LCC acquisitions had occurred at the beginning of the periods presented:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                 1997          1996
                                                              ----------    ----------
                                                               (THOUSANDS OF DOLLARS)
Revenues....................................................  $9,315,952    $8,526,600
Operating income............................................   1,971,790     2,109,610
Net income..................................................     665,593       751,333
Earnings per share of common stock:
  Basic.....................................................  $     2.68    $     3.01
  Diluted...................................................  $     2.67    $     2.99

2  SIGNIFICANT ACCOUNTING POLICIES

     Consolidation -- The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries (System Companies). Prior to August 5, 1997, the date of the Merger, the Company did not have any assets or operations. Pursuant to the Merger, the Company became the parent of each of TEI and ENSERCH. For financial reporting purposes, the Company is treated as the successor to TEI. Unless otherwise specified, all references to the Company for periods prior to August 5, 1997, are deemed to be references to TEI since the merger of the Company and TEI is the combination of entities under common control. The Company's financial statements have been restated in a manner similar to pooling of interests accounting. Since the acquisitions of ENSERCH, LCC and Eastern Energy were purchase business combinations, no financial and other information for those companies are presented for periods prior to their dates of acquisition.

     All significant intercompany items and transactions have been eliminated in consolidation. Investments in significant unconsolidated affiliates are accounted for by the equity method. Certain previously reported amounts have been reclassified to conform to current classifications.

     Use of Estimates -- The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions about future events that affect the reporting and disclosure of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the periods covered by the consolidated financial statements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates during the current year.

     System of Accounts -- The accounting records of TU Electric and SESCO are maintained in accordance with the Federal Energy Regulatory Commission's (FERC) Uniform System of Accounts as adopted by the Public Utility Commission of Texas
(PUC). Lone Star Gas and Lone Star Pipeline, divisions of ENSERCH, are subject to the accounting requirements prescribed by the National Association of Regulatory Utility Commissioners.

     Property, Plant and Equipment -- Electric and gas utility plant is stated at original cost less certain regulatory disallowances. The cost of property additions to electric and gas utility plant includes labor and materials, applicable overhead and payroll-related costs and an allowance for funds used during construction (AFUDC). Other property is stated at cost.

     Allowance For Funds Used During Construction -- AFUDC is a cost accounting procedure whereby amounts based upon interest charges on borrowed funds and a return on equity capital used to finance construction are added to utility plant. The accrual of AFUDC is in accordance with generally accepted accounting principles for the industry, but does not represent current cash income.

     TU Electric capitalizes AFUDC, compounded semi-annually, on expenditures for ongoing construction work in progress (CWIP) and nuclear fuel in process not otherwise allowed in rate base by regulatory authorities. For 1997, 1996 and 1995, TU Electric used rates of 7.9%, 7.4%, and 7.7%, respectively. Other regulated subsidiaries also capitalize AFUDC.

     Depreciation of Property, Plant and Equipment -- Depreciation of the Company's electric and gas utility plant is generally based upon an amortization of the original cost of depreciable properties (net of regulatory disallowances) on a straight-line basis over the estimated service lives of the properties. Depreciation also includes an amount for TU Electric's Comanche Peak decommissioning costs which is being accrued over the lives of the units and deposited to external trust funds. (See Note 15.) Depreciation of all other plant and equipment generally is determined by the straight-line method over the useful life of the asset. Consolidated depreciation as a percent of average depreciable property for the Company and System Companies approximated 2.6% for 1997, 2.7% for 1996 and 2.6% 1995.

     Amortization of Nuclear Fuel and Refueling Outage Costs -- The amortization of nuclear fuel in the reactors (net of regulatory disallowances) is calculated on the units of production method and is included in nuclear fuel expense. TU Electric accrues a provision for costs anticipated to be incurred during the next scheduled Comanche Peak nuclear generating station (Comanche Peak) refueling outage.

     Foreign Currency Translation -- The assets and liabilities of foreign operations denominated in foreign currencies are translated at rates in effect at year end. Revenues and expenses are translated at average rates for the applicable periods. Generally, local currencies are considered to be the functional currency, and adjustments resulting from such translation are included in the cumulative currency translation adjustment, a separate component of common stock equity.

     Derivative Instruments -- The Company enters into interest rate swaps to reduce exposure to interest rate fluctuations. Amounts paid or received under interest rate swap agreements are accrued as interest rates change and are recognized over the life of the agreements as adjustments to interest expense. The Company also enters into derivative contracts in connection with the wholesale purchases of electric energy by Eastern Energy and defers the impact of changes in the market value of the contracts, which serve as hedges, until the related transaction is completed. (See Note 9.)

     Energy Marketing Activities -- The Company, through its natural gas marketing subsidiary, Enserch Energy Services, Inc. (EES), is a marketer of natural gas and natural gas services. As part of these business activities, EES enters into a variety of transactions, including forward contracts principally involving physical delivery of natural gas and derivative financial instruments, including options, swaps, futures and other contractual arrangements. The derivative transactions are concentrated with established energy companies and major financial institutions. EES uses the mark-to-market method of valuing and recognizing earnings from firm contractual commitments to purchase and sell natural gas in the future and from its portfolio of derivative financial instruments, including options, swaps, futures and other contractual commitments. (See Note 9.)

     Revenues -- Electric revenues include billings under approved rates (including a fixed fuel factor) applied to meter readings each month on a cycle basis and an accrual of base rate revenue for energy provided after cycle billing but not billed through the end of each month. Revenues also include an amount for under-or over-recovery of fuel revenue representing the difference between actual fuel cost and billings under the approved fixed fuel factor and a provision that generally allows recovery through a Power Cost Recovery Factor, on a monthly basis, of the capacity portion of purchased power cost and wheeling cost from qualifying facilities not included in base rates. The fuel portion of purchased power cost is included in the fixed fuel factor. A utility's fuel factor can be revised upward or downward every six months, according to a specified schedule. A utility is required to petition to make either surcharges or refunds to ratepayers, together with interest based on a twelve month average of prime commercial rates, for any material cumulative under- or over-recovery of fuel costs. If the cumulative difference of the under- or over-recovery, plus interest, is in excess of 4% of the annual estimated fuel costs most recently approved by the PUC, it will be deemed to be material. A procedure exists for an expedited change in fuel factors in the event of an emergency. Final reconciliation of fuel costs must be made either in a reconciliation proceeding, which may cover no more than three years and no less than one year, or in a general rate case. (See Note 13.)

     The city gate rate for the cost of gas Lone Star Gas ultimately delivers to residential and commercial customers is established by the Railroad Commission of Texas (RRC) and provides for full recovery of the actual cost of gas delivered, including out-of-period costs such as gas-purchase contract settlement costs. The rates Lone Star Gas charges its residential and commercial customers are established by the municipal governments of the cities and towns served, with the RRC having appellate jurisdiction. Lone Star Gas records revenues on the basis of cycle meter readings throughout the month and accrues revenues for gas delivered from the meter reading dates to the end of the month. The rate Lone Star Pipeline charges to Lone Star Gas for transportation and storage of gas ultimately consumed by residential and commercial customers is established by the RRC.

     Income Taxes -- The Company and its domestic (U.S.) subsidiaries file a consolidated federal income tax return, and federal income taxes are allocated to subsidiaries based upon their respective taxable income or loss. Investment tax credits are normally amortized to income over the estimated service lives of the properties. Deferred income taxes are currently provided for temporary differences between the book and tax basis of assets and liabilities (including the provision for regulatory disallowances). Certain provisions of SFAS 109 provide that regulated enterprises are permitted to recognize such adjustments as regulatory tax assets or tax liabilities if it is probable that such amounts will be recovered from, or returned to, customers in future rates. Accordingly, at December 31, 1997, the consolidated balance sheet includes a net regulatory tax asset of $1,249,338,000.

     Effective January 1, 1997, TU Electric's state franchise tax status changed from a tax based on net taxable capital to a tax based on net taxable earned surplus. Certain other subsidiaries of the Company are also taxed on the earned surplus method. Net taxable earned surplus is based on the federal income tax return. The portion of the franchise tax calculated under the earned surplus method is an income tax.

     Income Taxes on Undistributed Earnings of Foreign Subsidiaries -- The Company intends to reinvest the earnings of its foreign subsidiaries into those businesses. Accordingly, no provision has been made for taxes which would be payable if such earnings were to be repatriated to the United States.

     Earnings Per Share -- Under the provisions of SFAS 128, which became effective in December 1997, basic earnings per share applicable to common stock are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share since the Merger include the effect of potential common shares resulting from the assumed conversion of the outstanding 6 3/8% Convertible Subordinated Debentures due 2002 of ENSERCH and the exercise of all outstanding stock options. For the period from the effective date of the Merger to December 31, 1997, 999,492 shares were added to the average shares outstanding for 1997 and $1,545,964 of after-tax interest expense was added to earnings applicable to common stock for the purpose of calculating diluted earnings per share. Previously reported earnings per share amounts for prior years were not affected by the new standard.

     Consolidated Cash Flows -- For purposes of reporting cash flows, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

     The schedule below details the Company's cash payments and noncash investing and financing activities:

                                                               YEAR ENDED DECEMBER 31,
                                                        --------------------------------------
                                                           1997          1996         1995
                                                        -----------    --------    -----------
                                                                (THOUSANDS OF DOLLARS)
CASH PAYMENTS
Interest (net of amounts capitalized).................  $   630,844    $757,092    $   677,415
Income taxes..........................................      174,908     246,556        208,326
NON-CASH INVESTING AND FINANCING ACTIVITIES
Acquisition of ENSERCH and LCC (1997) and Eastern
  Energy (1995):
  Book value of assets acquired.......................  $ 2,033,311    $      -    $ 1,329,158
  Goodwill............................................    1,005,277           -        302,497
  Common stock issued, net of capitalized expenses....     (892,068)      9,821              -
  Liabilities assumed.................................   (2,124,878)          -     (1,006,847)
                                                        -----------    --------    -----------
     Cash used........................................       21,642       9,821        624,808
  Cash acquired.......................................      (26,419)          -         (7,943)
                                                        -----------    --------    -----------
          Net cash used (provided)....................  $    (4,777)   $  9,821    $   616,865
                                                        ===========    ========    ===========

     Regulatory Assets and Liabilities -- SFAS 71 applies to utilities which have cost-based rates established by a regulator and charged to and collected from customers. In accordance with this statement, the Company's regulated subsidiaries may defer the recognition of certain costs (regulatory assets) and certain obligations (regulatory liabilities) that, as a result of the rate making process, have probable corresponding increases or decreases in future revenues. These regulatory assets and liabilities are being amortized over various periods of 5 to 40 years and are currently included in rates, or are expected to be included in future rates.

     Significant net regulatory assets of the System Companies are as follows:

                                                                    DECEMBER 31,
                                                              ------------------------
                            ITEM                                 1997          1996
                            ----                              ----------    ----------
                                                               (THOUSANDS OF DOLLARS)
Securities reacquisition costs..............................  $  397,488    $  396,335
Canceled lignite unit costs.................................       9,208        12,322
Rate case costs.............................................      56,637        59,444
Litigation and settlement costs.............................      72,685        72,685
Voluntary retirement/severance program......................     100,337       128,337
Recoverable deferred income taxes -- net....................   1,249,338     1,167,922
Other regulatory assets (liabilities).......................      40,008       (10,942)
                                                              ----------    ----------
  Unamortized regulatory assets.............................   1,925,701     1,826,103
Reserve for regulatory disallowances........................     (72,685)      (72,685)
Unamortized investment tax credits..........................    (570,283)     (589,713)
                                                              ----------    ----------
Unamortized regulatory assets -- net........................  $1,282,733    $1,163,705
                                                              ==========    ==========

     Future significant changes in regulation or competition could affect the regulated subsidiaries' ability to meet the criteria for continued application of SFAS 71 and may affect their ability to recover these regulatory assets from, or refund these regulatory liabilities to, customers. If the affected System Companies were to discontinue the application of SFAS 71, they would be required to assess the recoverability of certain assets, including plant and regulatory assets, and, if impaired, to write down the assets to reflect their fair market value. The Company cannot predict the ultimate outcome of the ongoing efforts that are taking place to restructure the electric utility industry or whether the outcome of such efforts will have a material effect on its financial position, results of operation or cash flows. However, the Company has no current knowledge of planned or impending actions by regulators, including the legislature of the State of Texas, that would affect recoverability of its plant and net regulatory assets.

3  SHORT-TERM FINANCING

     The Company had outstanding short-term borrowings of $614,442,000, consisting of commercial paper of $570,000,000 and bank borrowings of $44,442,000, at December 31, 1997. The weighted average interest rates on such borrowings was 6.18% at December 31, 1997. During the years 1997, 1996 and 1995, the Company's average amounts outstanding for short-term borrowings, including amounts classified as long-term, were $1,222,176,000, $593,660,000 and $149,806,000, respectively. Weighted average interest rates for short-term borrowings during such periods were 5.86%, 5.94% and 6.33%, respectively.

     At December 31, 1997, the Company, TU Electric and ENSERCH had joint lines of credit under credit facility agreements (Credit Agreements) with a group of commercial banks. The Credit Agreements have two facilities. Facility A provides for short-term borrowings aggregating up to $570,000,000 outstanding at any one time at variable interest rates and terminates April 23, 1998. Facility B provides for short-term borrowings aggregating up to $1,330,000,000 outstanding at any one time at variable interest rates and terminates April 24, 2002. The combined borrowings of the Company, TU Electric and ENSERCH under both facilities are limited to an aggregate of $1,900,000,000 outstanding at any one time. ENSERCH's borrowings under both facilities are limited to an aggregate of up to $650,000,000 outstanding at any one time. Borrowings under these facilities will be used for working capital and other corporate purposes, including commercial paper backup. The total of short-term borrowings authorized by the Board of Directors of the Company at December 31, 1997, from banks or other lenders, was $2,150,000,000.

     In addition, certain non-U.S. subsidiaries have revolving credit agreements aggregating approximately $95,000,000, of which $61,000,000 was outstanding at December 31, 1997. These revolving credit agreements expire at various dates through 2000.

     The Company intends to refinance up to $990,440,000 of its current short-term borrowings beyond one year of the balance sheet date of December 31, 1997. As a result, such amount has been reclassified from notes payable -- commercial paper to long-term debt on the Company's 1997 Balance Sheet (see Note 8). If necessary, the Company would draw upon Facility B if such amount were not refinanced in the normal course of business.

4  COMMON STOCK

     The Company has an Automatic Dividend Reinvestment and Common Stock Purchase Plan (DRIP) and an Employees' Thrift Plan of the Texas Utilities Company System (Thrift Plan). During each of the last three years, requirements under the DRIP and Thrift Plan have been met through open market purchases of the Company's common stock.

     At December 31, 1997, the Thrift Plan had an obligation of $250,000,000 outstanding in the form of a note, which the Company purchased from the original third-party lender and recorded as a reduction to common equity. At December 31, 1997, the Thrift Plan trustee held 5,375,158 shares of common stock (LESOP Shares) of the Company under the leveraged employee stock ownership provision of the Thrift Plan. LESOP Shares are held by the trustee until allocated to Thrift Plan participants when required to meet the System Companies' obligations under terms of the Thrift Plan. The Thrift Plan uses dividends on the LESOP Shares held and contributions from the System Companies, if required, to repay interest and principal on the note. Common stock equity increases at such time as LESOP Shares are allocated to participants' accounts although shares of common stock outstanding include unallocated LESOP Shares held by the trustee. Allocations to participants' accounts in each of the years 1997 and 1995 increased common stock equity by $8,115,000; 1996 increased by $8,137,000.

     The Long-Term Incentive Compensation Plan was approved and adopted by the directors of the Company and approved by the shareholders in 1997. The purpose of the plan is to assist the Company in attracting, retaining and motivating executive officers and other key employees essential to the success of the Company through performance-related incentives linked to long-range performance goals. The plan is a comprehensive, stock-based incentive compensation plan, providing for discretionary awards (Awards) of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, bonus stock and other stock-based awards. All Awards will be made in, or based on the value of, the Company's common stock. The maximum number of shares of common stock for which Awards may be granted under the plan is 2,500,000 subject to adjustment in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, or other similar event. During 1997, the Board of Directors authorized the award of 61,000 shares of restricted common stock, which were issued in 1997 subject to performance and vesting requirements over a three to five year period. No stock options were granted.

     At December 31, 1997, 14,154,372 shares of the authorized but unissued common stock of the Company were reserved for issuance and sale pursuant to the above plans, for conversion of the 6 3/8% Convertible Subordinated Debentures due 2002 (see Note 8) and for other purposes.

     In November 1997, the Company's Board of Directors increased the common stock repurchase limit to $350 million of which $148,780,000 was used as of December 31, 1997 to purchase and retire 4,015,000 shares of the Company's issued and outstanding common stock during 1997. The cost of the repurchased shares, to the extent it exceeded the estimated amount received upon their original issuance, has been charged to retained earnings.

     The Company has 50,000,000 authorized shares of serial preference stock having a par value of $25 a share, none of which has been issued.

5  DIVIDEND RESTRICTIONS OF SUBSIDIARIES

     The articles of incorporation and/or the mortgages, as supplemented, and certain other debt instruments of TU Electric and SESCO contain provisions which, under certain conditions, restrict distributions on or acquisitions of common stock. At December 31, 1997, $29,236,000 of retained earnings of TU Electric, and $13,970,000 of retained earnings of SESCO, were thus restricted as a result of such provisions.

6  PREFERRED STOCK OF SUBSIDIARIES

                                                                                  REDEMPTION PRICE PER
                                                                                  SHARE (BEFORE ADDING
                                   SHARES OUTSTANDING           AMOUNT           ACCUMULATED DIVIDENDS)
                                      DECEMBER 31,           DECEMBER 31,       ------------------------
                                  ---------------------   -------------------   DECEMBER 31,   EVENTUAL
         DIVIDEND RATE              1997        1996        1997       1996         1997        MINIMUM
         -------------            ---------   ---------   --------   --------   ------------   ---------
                                                          (THOUSANDS OF DOLLARS)
NOT SUBJECT TO MANDATORY
  REDEMPTION:
TU ELECTRIC (CUMULATIVE, WITHOUT
  PAR VALUE, ENTITLED UPON
  LIQUIDATION TO $100 A SHARE;
  AUTHORIZED 17,000,000 SHARES)
$4.50 series....................     22,406      74,367   $  2,242   $  7,440    $  110.00     $  110.00
 4.00 series (Dallas Power).....     20,755      70,000      2,090      7,049       103.56        103.56
 4.56 series (Texas Power)......     52,879     133,628      5,291     13,371       112.00        112.00
 4.00 series (Texas Electric)...     69,221     110,000      6,922     11,000       102.00        102.00
 4.56 series (Texas Electric)...     22,237      64,947      2,246      6,560       112.00        112.00
 4.24 series....................     18,194     100,000      1,834     10,081       103.50        103.50
 4.64 series....................     25,195     100,000      2,524     10,016       103.25        103.25
 4.84 series....................     15,964      70,000      1,597      7,000       101.79        101.79
 4.00 series (Texas Power)......     27,391      70,000      2,739      7,000       102.00        102.00
 4.76 series....................     23,181     100,000      2,318     10,000       102.00        102.00
 5.08 series....................     27,716      80,000      2,773      8,004       103.60        103.60
 4.80 series....................     20,420     100,000      2,044     10,009       102.79        102.79
 4.44 series....................     33,672     150,000      3,381     15,061       102.61        102.61
 7.20 series....................          -     200,000          -     20,044            -             -
 6.84 series....................          -     200,000          -     20,023            -             -
 7.24 series....................          -     247,862          -     24,905            -             -
 8.20 series (a) (c)............    146,501     338,872     14,138     32,704      (b)            100.00
 7.98 series....................    261,075     474,000     25,774     46,794      (b)            100.00
 7.50 series (a)................    308,308     392,234     29,918     38,062      (b)            100.00
 7.22 series (a)................    220,448     301,132     21,363     29,182      (b)            100.00
Adjustable rate series A........          -     884,700          -     86,878            -             -
Adjustable rate series B........          -     440,137          -     43,244            -             -
                                  ---------   ---------   --------   --------
          Total.................  1,315,563   4,701,879    129,194    464,427
                                  ---------   ---------   --------   --------
ENSERCH (ENTITLED UPON
  LIQUIDATION TO STATED VALUE
  PER SHARE; AUTHORIZED
  2,000,000 SHARES) ADJUSTABLE
  RATE PREFERRED STOCK:
  Series E (c) (d)..............    100,000           -    100,000          -     1,000.00      1,000.00
  Series F (d)..................     75,000           -     75,000          -      (b)          1,000.00
                                  ---------   ---------   --------   --------
          Total.................    175,000           -    175,000          -
                                  ---------   ---------   --------   --------
          Total.................  1,490,563   4,701,879   $304,194   $464,427
                                  =========   =========   ========   ========
TU ELECTRIC -- SUBJECT TO
  MANDATORY REDEMPTION (e)
$9.64 series....................          -     400,000   $      -   $ 39,981            -             -
 6.98 series....................    107,500   1,000,000     10,672     99,199      (b)            100.00
 6.375 series...................    100,000   1,000,000      9,928     99,211      (b)            100.00
                                  ---------   ---------   --------   --------
          Total.................    207,500   2,400,000   $ 20,600   $238,391
                                  =========   =========   ========   ========

---------------

(a) The preferred stock series is the underlying preferred stock for depositary shares that were issued to the public. Each depositary share represents one quarter of a share of underlying preferred stock.

(b)  Preferred stock series is not redeemable at December 31, 1997.

(c)  Preferred stock series redeemed in January 1998.

(d) Stated value $1,000 per share. The preferred stock series is the underlying preferred stock for depositary shares that were issued to the public. Each depositary share represents one-tenth of a share of underlying preferred stock for Series E ($100 per share) and one-fortieth of a share for Series F ($25 per share). Dividend rates are determined quarterly, in advance, based on certain U.S. Treasury rates. At December 31, 1997, the Series E bears a dividend rate of 7.0% and the Series F bears a dividend rate of 5.54%.

(e) TU Electric is required to redeem at a price of $100 per share plus accumulated dividends a specified minimum number of shares annually or semi-annually on the initial/next dates shown below. These redeemable shares may be called, purchased or otherwise acquired. Certain issues may not be redeemed at the option of TU Electric prior to 2003. TU Electric may annually call for redemption, at its option, an aggregate of up to twice the number of shares shown below for each series at a price of $100 per share plus accumulated dividends.

                                                                              INITIAL/NEXT DATE OF
                                                            MINIMUM                MANDATORY
                         SERIES                        REDEEMABLE SHARES           REDEMPTION
                         ------                        -----------------      --------------------
   $6.98.............................................   50,000 annually               July 1, 2003
    6.375............................................   50,000 annually            October 1, 2003

     The carrying value of preferred stock subject to mandatory redemption is being increased periodically to equal the redemption amounts at the mandatory redemption dates with a corresponding increase in preferred stock dividends.

     During the year ended December 31, 1997, TU Electric redeemed or purchased 5,578,816 shares of its preferred stock (including 3,989,640 shares purchased by the Company in March 1997 pursuant to a tender offer and subsequently sold to TU Electric) with annual dividend rates ranging from 4.00% to 9.64% at a total cost of approximately $553,093,000. In January 1998, TU Electric redeemed all of the outstanding shares of the $8.20 series preferred stock, and ENSERCH redeemed the Series E Adjustable Rate Preferred Stock, in each case at 100% of the liquidation price plus accumulated and unpaid dividends.

7 TU ELECTRIC OBLIGATED, MANDATORILY REDEEMABLE, PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY DEBENTURES OF TU ELECTRIC

     Five statutory business trusts, each a TU Electric Trust, have been established as financing subsidiaries of TU Electric for the purposes, in each case, of issuing common and preferred trust securities and holding Junior Subordinated Debentures issued by TU Electric (Debentures). TU Electric Capital I, II and III preferred trust securities have a liquidation preference of $25 per unit, and TU Electric Capital IV and V preferred trust securities have a liquidation preference of $1,000 per unit (Capital Securities). The Debentures held by each TU Electric Trust are its only assets. The interest on Trust assets matches the dividend rates on the trust securities. Each TU Electric Trust will use interest payments received on the Debentures it holds to make cash distributions on the trust securities it has issued.

     The preferred securities are subject to mandatory redemption upon payment of the Debentures at maturity or upon redemption. The Debentures are subject to redemption, in whole or in part at the option of TU Electric, at 100% of their principal amount plus accrued interest, after an initial period during which they may not be redeemed and at any time upon the occurrence of certain events. The carrying value of the preferred securities is being increased periodically to equal the redemption amounts at the mandatory redemption dates with a corresponding increase in preferred securities distributions.

     At December 31, 1997 and 1996, the following preferred securities and related trust assets of the TU Electric Trusts were outstanding:

                                               PREFERRED SECURITIES                   TRUST ASSETS
                                   ---------------------------------------------   -------------------
                                      UNITS OUTSTANDING            AMOUNT                AMOUNT
                                        DECEMBER 31,            DECEMBER 31,          DECEMBER 31,
                                   -----------------------   -------------------   -------------------
             COMPANY                  1997         1996        1997       1996       1997       1996
             -------               ----------   ----------   --------   --------   --------   --------
                                                         (THOUSANDS OF DOLLARS)
TU Electric Capital I (8.25%
  Series)........................   5,871,044    5,871,044   $140,851   $140,671   $154,869   $154,869
TU Electric Capital II (9.00%
  Series)........................   1,991,253    1,991,253     47,374     47,301     51,419     51,419
TU Electric Capital III (8.00%
  Series)........................   8,000,000    8,000,000    193,510    193,339    206,186    206,186
TU Electric Capital IV (floating
  rate Capital Securities)(a)....     100,000            -     97,570          -    103,093          -
TU Electric Capital V (8.175%
  Capital Securities)............     400,000            -    395,841          -    412,372          -
                                   ----------   ----------   --------   --------   --------   --------
          Total..................  16,362,297   15,862,297   $875,146   $381,311   $927,939   $412,474
                                   ==========   ==========   ========   ========   ========   ========

---------------

(a) Floating rate is determined quarterly based on LIBOR. The related interest rate swap fixes the rate at 7.183%.

     At December 31, 1997, TU Electric, with respect to its Capital IV securities, had an interest rate swap agreement with a notional principal amount of $100,000,000 expiring 2002 that fixed the rate on the securities at 7.183% per annum.

     The combination of the obligations of TU Electric pursuant to agreements to pay the expenses of each of the TU Electric Trusts and TU Electric's guarantees of distributions with respect to trust securities, to the extent the issuing trust has funds available therefor, constitutes a full and unconditional guarantee by TU Electric of the obligations of each trust under the trust securities it has issued. TU Electric is the owner of all the common trust securities of each trust, which, in each case, constitutes 3% or more of the liquidation amount of all the trust securities issued by such trust.

     In January 1998, TU Electric redeemed all of the outstanding shares of the TU Electric Capital II preferred trust securities at 100% of the liquidation amount of $25 per preferred security, plus accumulated and unpaid dividends.

8  LONG-TERM DEBT, LESS AMOUNTS DUE CURRENTLY

                                                                    DECEMBER 31,
                                                              ------------------------
                      INTEREST SERIES                            1997          1996
                          RATE DUE                            ----------    ----------
                                                               (THOUSANDS OF DOLLARS)
First mortgage bonds:
  5 1/2% series due 1998....................................  $        -    $  125,000
  5 3/4% series due 1998....................................           -       150,000
  5 7/8% series due 1998....................................           -       175,000
  6 1/2% series due 1998....................................           -         1,065
  7 3/8% series due 1999....................................     100,000       100,000
  Floating rate series due 1999.............................           -       300,000
  9 1/2% series due 1999....................................     200,000       200,000
  7 3/8% series due 2001....................................     150,000       150,000
  7.95% series due 2002.....................................         888           900
  8% series due 2002........................................     147,000       147,000
  8 1/8% series due 2002....................................     150,000       150,000
  6 3/4% series due 2003....................................     200,000       200,000
  6 3/4% series due 2003....................................     100,000       100,000
  6 1/4% series due 2004....................................     125,000       125,000
  8 1/4% series due 2004....................................     100,000       100,000
  6 3/4% series due 2005....................................     100,000       100,000
  10.44% series due 2008....................................       3,000         3,000
  9 3/4% series due 2021....................................     135,855       280,855
  8 7/8% series due 2022....................................     125,000       175,000
  9% series due 2022........................................           -       100,000
  7 7/8% series due 2023....................................     300,000       300,000
  8 3/4% series due 2023....................................     135,550       195,550
  7 7/8% series due 2024....................................     225,000       225,000
  8 1/2% series due 2024....................................     113,000       163,000
  7 3/8% series due 2025....................................     208,000       208,000
  7 5/8% series due 2025....................................     250,000       250,000
Pollution control series:
  Brazos River Authority
     7 7/8% series due 2017.................................           -        81,305
     9 7/8% series due 2017.................................           -        28,765
     9 1/4% series due 2018.................................      54,005        54,005
     8 1/4% series due 2019.................................     100,000       100,000
     8 1/8% series due 2020.................................      50,000        50,000
     7 7/8% series due 2021.................................     100,000       100,000
  Taxable series due 2021 (5.86%) (a).......................      40,895        65,940
     5 1/2% series due 2022.................................      50,000        50,000
     6 5/8% series due 2022.................................      33,000        33,000
     6.70% series due 2022..................................      16,935        16,935
     6 3/4% series due 2022.................................      50,000        50,000
  Series 1997D due 2022 (3.75%) (c).........................      28,765             -
  Taxable series due 2023 (5.85%) (a).......................     100,000       100,000
     6.05% series due 2025..................................      90,000        90,000
  Series 1996A due 2026 (5.10%) (c).........................      25,060        25,060
     6 1/2% series due 2027.................................      46,660        46,660
     6.10% series due 2028..................................      50,000        50,000
  Series 1994A due 2029 (3.75% to 3.85%) (b)................      39,170        39,170

                                                                    DECEMBER 31,
                                                              ------------------------
                      INTEREST SERIES                            1997          1996
                          RATE DUE                            ----------    ----------
                                                               (THOUSANDS OF DOLLARS)
     Series 1994B due 2029 (3.75% to 3.80%)(b)..............  $   39,170    $   39,170
     Series 1995A due 2030 (5.10%) (c)......................      50,670        50,670
     Series 1995B due 2030 (4.60%) (c)......................     118,355       118,355
     Series 1995C due 2030 (5.10%) (c)......................     118,355       118,355
     Series 1996B due 2030 (4.60%) (c)......................      61,215        61,215
     Series 1996C due 2030 (5.10%) (c)......................      50,000        50,000
     Series 1997A due 2032 (5.10%) (c)......................      50,000             -
     Series 1997B due 2032 (4.95%) (c)......................      31,305             -
     Series 1997C due 2032 (5.10%) (c)......................      25,045             -
     Sabine River Authority of Texas
     9% series due 2007.....................................           -        51,525
     8 1/8% series due 2020.................................      40,000        40,000
     8 1/4% series due 2020.................................      11,000        11,000
     5.55% series due 2022..................................      75,000        75,000
     6.55% series due 2022..................................      40,000        40,000
     5.85% series due 2022..................................      33,465        33,465
     Series 1997A due 2022 (3.70%) (c)......................      51,525             -
     Series 1996A due 2026 (5.10%) (c)......................      57,950        57,950
     Series 1996B due 2026 (5.10%) (c)......................      25,000        25,000
     Series 1995A due 2030 (5.20%) (c)......................      16,000        16,000
     Series 1995B due 2030 (4.50%) (c)......................      12,050        12,050
     Series 1995C due 2030 (4.60%) (c)......................      18,475        18,475
  Trinity River Authority of Texas
     9% series due 2007.....................................           -        12,000
     Series 1997A due 2022 (3.75%) (c)......................      12,000             -
Series 1996A due 2026 (5.10%) (c)...........................      25,000        25,000
Series 1997B due 2032 (5.95%) (c)...........................      14,075             -
Secured medium-term notes, series A.........................      30,000        30,000
Secured medium-term notes, series B.........................     114,200       114,200
Secured medium-term notes, series D.........................     201,150       201,150
                                                              ----------    ----------
          Total first mortgage bonds........................   5,063,788     6,205,790
General obligation bonds....................................       9,646        10,000
Debt assumed for purchase of utility plant (d)..............     153,537       156,182
TU Electric 7.17% Senior Debentures due 2007................     300,000             -
Senior notes:
  TEI (due through 2010 at 10.2% to 10.58%).................     235,800       239,350
  TUC (due through 2004 at 6.20% to 6.375%).................     300,000             -
  ENSERCH (due through 2005 at 6.25% to 8.875%).............     575,000             -
  TUMCO (due through 2005 at 6.5% to 9.42%).................     367,856       382,142
  LLC (due through 2003 at 7.15% to 10.5%)..................         648             -
  Eastern Energy (due through 2016 at 6.75% to 7.25%) (e)...     280,994       343,389
6 3/8% Convertible subordinated debentures due 2002.........      90,750             -
Term credit facilities (f)..................................   1,416,728     1,381,290
Unamortized premium and discount and fair value
  adjustments...............................................     (35,368)      (50,032)
                                                              ----------    ----------
          Total long-term debt, less amounts due
            currently.......................................  $8,759,379    $8,668,111
                                                              ==========    ==========

---------------

(a) Interest rates in effect at December 31, 1997 are presented. Taxable pollution control series are in a flexible rate mode. Series 1991D bonds due 2021 were remarketed on June 1, 1995 for rate periods up to 180 days and are secured by an irrevocable letter of credit with maturities in excess of one year. Series 1993 bonds due 2023 will be remarketed for periods of less than 270 days and are secured by an irrevocable letter of credit with maturities in excess of one year.

(b) Interest rates in effect at December 31, 1997 are presented. These series are in a flexible mode with varying interest rates and, while in such mode, will be remarketed for periods of less than 270 days and are secured by an irrevocable letter of credit with maturities in excess of one year.

(c) Interest rates in effect at December 31, 1997 are presented . These series are in a daily mode with varying interest rates and are supported by either municipal bond insurance policies and standby bond purchase agreements or are secured by irrevocable letters of credit with maturities in excess of one year.

(d) In 1990, TU Electric purchased the ownership interest in Comanche Peak of Tex-La Electric Cooperative of Texas, Inc. (Tex-La) and assumed debt of Tex-La payable over approximately 32 years. The assumption is secured by a mortgage on the acquired interest. The Company has guaranteed these payments.

(e) Eastern Energy has entered into cross-currency and interest rate swap agreements expiring on concurrent dates with the underlying fixed rate debt through 2016. Such agreements effectively convert these fixed rate U.S. dollar denominated Senior Notes to a floating rate Australian Dollar liability based on the Australian Bank Bill Swap rate plus a margin. At December 31, 1997, such floating rates ranged from 5.29% to 8.45%.

(f)  Includes the Company's $990,440,000 reclassified short-term debt (see Note
     3). Also includes Eastern Energy's $297,837,000 Multi Option Credit Facility due 2001 with a floating interest rate of 5.44% on December 31, 1997 and Eastern Energy's $128,451,000 reclassified short-term debt (all of which is included under interest rate swap agreements with notional principal amounts of $627,539,000 expiring at various dates through 2002 with fixed interest rates ranging from 5.29% to 8.45% per annum and forward contracts with notional principal amounts of $45,521,000 expiring at various dates through 1998 with an average rate of 4.8%).

     Long-term debt of the Company does not include Junior Subordinated Debentures held by each TU Electric Trust. (See Note 7.)

     The ENSERCH convertible subordinated debentures, which have an interest rate of 6 3/8%, are due in 2002 and effective with the Merger, each $1,000 of the $90,750,000 total principal amount outstanding became convertible into
25.947 shares of TUC common stock at the option of the debenture holder. The debentures may be redeemed at 101.27% of the principal amount, plus accrued interest, through March 31, 1998 and at declining premiums thereafter. The Company currently intends to redeem these debentures in 1998.

     Sinking fund and maturity requirements for the years 1998 through 2002 under long-term debt instruments in effect at December 31, 1997, were as follows:

                                                        SINKING                    MINIMUM CASH
                        YEAR                              FUND        MATURITY     REQUIREMENT
                        ----                           ----------    ----------    ------------
                                                                 THOUSANDS OF DOLLARS
1998.................................................  $   20,994    $  751,077     $  772,071
1999.................................................      24,680       480,012        504,692
2000.................................................     261,040     1,597,891      1,858,931
2001.................................................      22,415       322,012        344,427
2002.................................................       8,546       586,602        595,148

     TU Electric's and SESCO's first mortgage bonds are secured by mortgages and deeds of trust with major financial institutions. Electric plant of TU Electric and SESCO is generally subject to the liens of their respective mortgages.

9  DERIVATIVE INSTRUMENTS

     The Company enters into derivative instruments, including options, swaps, futures and other contractual commitments to manage market risks related to changes in interest rates and commodity price exposures. The Company's participation in derivative transactions, except for the gas marketing activities, have been designated for hedging purposes and are not held or issued for trading purposes. (For a discussion of accounting policies relating to derivative instruments, see Note 2.)

     Interest Rate Risk Management -- At December 31, 1997, Eastern Energy had interest rate swaps outstanding with an aggregate notional amount of $977,500,000. These swap agreements establish a mix of fixed and variable interest rates on the outstanding debt and have remaining terms up to 19 years. (See Note 8.)

     At December 31, 1997, TU Electric had an interest rate swap agreement with respect to preferred securities of TU Electric Capital IV, with a notional principal amount of $100,000,000 expiring 2002 that fixed the rate at 7.183% per annum. (See Note 7.)

     At December 31, 1997, there were $50,900,000 of net unrealized deferred hedging losses on interest rate swaps.

     Electricity Price Risk Management -- Eastern Energy and the other distribution companies in Victoria purchase their power from a competitive power pool operated by a statutory, independent corporation. Eastern Energy purchases about 95% of its energy from this pool, the cost of which is based on spot market prices. Eastern Energy and other distribution companies were required to enter into wholesale market contracts to cover a substantial majority of its forecasted franchise load through the end of 2000. Eastern Energy also maintains a strategy that is aimed at seeking hedging contracts with individual generators to cover forecast contestable loads. These contracts fix the price of energy within a certain range for the purpose of hedging or protecting against fluctuations in the spot market price. During 1997, the average spot price for electric energy from the pool approximated $14 per megawatt-hour (MWh) as compared with the average fixed price of Eastern Energy's electric energy under its contracts of approximately $29 per MWh. At December 31, 1997, Eastern Energy's contracts related to its forecasted contestable and franchise load cover a notional volume of approximately 15.6 million MWh's for 1998 through 2000. Under these contracts, payments are made between Eastern Energy and the generators representing the difference between the wholesale electricity market price and the contract price. The net payable or receivable is recognized in earnings as adjustments to purchased power expense in the period the related transactions are completed.

     Natural Gas Marketing Activities -- EES's marketing activities involve price commitments into the future and, therefore, give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular commitment. Net open portfolio positions often result from the origination of new transactions or in response to changing market conditions. The Company closely monitors its exposure to market risk. The Company utilizes a number of methods to monitor market risk, including sensitivity analysis. The exposure for fixed price natural gas purchase and sale commitments, and derivative financial instruments, including options, swaps, futures and other contractual commitments, is based on a methodology that uses a five-day holding period and a 95% confidence level. EES uses market-implied volatilities to determine its exposure to market risk. Market risk is estimated as the potential loss in fair value resulting from at least a 15% change in market factors which may differ from actual results. Using 15%, the most adverse change in fair value at December 31, 1997 as a result of this analysis was a reduction of $1.1 million.

     EES enters into contracts to purchase and sell natural gas for physical delivery in the future. At December 31, 1997, EES had net commitments to sell approximately 50.6 billion cubic feet (Bcf) of natural gas through the year 2003 with offsetting net financial positions to purchase approximately 61.3 Bcf.

     Concurrent with the Merger, EES conformed its accounting for its gas marketing activities to mark-to-market accounting. Under mark-to-market accounting, changes (whether positive or negative) in the value of contractual commitments to purchase and sell natural gas in the future and from its portfolio of derivative financial instruments, including options, swaps, futures and other contractual commitments are recognized as an adjustment to operating revenues in the period of change. The market prices used to value these transactions reflect management's best estimate of market prices considering various factors including closing exchange and over-the-counter quotations, time value of money and volatility factors underlying the commitments. These market prices are adjusted to reflect the potential impact of liquidating EES's position in an orderly manner over a reasonable period of time under present market conditions.

     EES has a number of risks and costs associated with the future contractual commitments included in its natural gas portfolio, including credit risks associated with the financial condition of counterparties, product location (basis) differentials and other risks that management policies dictate. EES continuously monitors the valuation of identified risk and adjusts the portfolio valuation based on present market conditions. Reserves are established in recognition that certain risks exist until delivery of natural gas has occurred, counterparties have fulfilled their financial commitments and related financial instruments mature or are closed out.

     The following table displays the mark-to-market values of EES's natural gas marketing risk management assets and liabilities at December 31, 1997 and the average value for the period from August 5, 1997 through December 31, 1997:

                                                               ASSETS     LIABILITIES      NET
                                                              --------    -----------    -------
                                                                    (THOUSANDS OF DOLLARS)
FAIR VALUE:
Current.....................................................  $365,650     $357,044      $ 8,606
Noncurrent..................................................    41,522       31,324       10,198
Total.......................................................  $407,172     $388,368       18,804
                                                              ========     ========
Less reserves...............................................                               9,251
                                                                                         -------
Net of reserves.............................................                             $ 9,553
                                                                                         =======
AVERAGE VALUE:
Total.......................................................  $291,809     $278,332      $13,477
                                                              ========     ========
Less reserves...............................................                               8,134
                                                                                         -------
Net of reserves.............................................                             $ 5,343
                                                                                         =======

     EES incurred net trading losses of $286,000 from gas marketing activities for the period from August 5, 1997 through December 31, 1997.

     Credit Risk -- Credit risk relates to the risk of loss that the Company would incur as a result of nonperformance by counterparties to their respective derivative instruments. The Company maintains credit policies with regard to its counterparties that management believes significantly minimize overall credit risk. The Company does not obtain collateral to support the agreements but monitors the financial viability of counterparties and believes its credit risk is minimal on these transactions. The Company believes the risk of nonperformance by counterparties is minimal.

10  INCOME TAXES

     The components of the Company's provision for income taxes (benefit) are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1997        1996        1995
                                                             --------    --------    ---------
                                                                  (THOUSANDS OF DOLLARS)
Current:
  Federal..................................................  $181,632    $198,522    $ 222,358
  State....................................................    39,900           -            -
                                                             --------    --------    ---------
          Total............................................   221,532     198,522      222,358
                                                             --------    --------    ---------
Deferred:
  Federal..................................................   175,573     196,957     (259,445)
  State....................................................   (17,102)          -            -
  Foreign..................................................    19,746      12,828         (174)
                                                             --------    --------    ---------
          Total............................................   178,217     209,785     (259,619)
                                                             --------    --------    ---------
Investment Tax Credits.....................................   (22,851)    (33,075)     (22,774)
                                                             --------    --------    ---------
          Total............................................  $376,898    $375,232    $ (60,035)
                                                             ========    ========    =========

     Reconciliation of income taxes (benefit) computed at the federal statutory rate to provision for income taxes (benefit).

                                                                 YEAR ENDED DECEMBER 31,
                                                          -------------------------------------
                                                             1997          1996         1995
                                                          ----------    ----------    ---------
                                                                 (THOUSANDS OF DOLLARS)
Income (loss) before Income taxes:
  Domestic..............................................  $1,001,867    $1,108,386    $(197,373)
  Foreign...............................................      35,485        20,452       (1,307)
          Total.........................................   1,037,352     1,128,838     (198,680)
  Preferred stock dividends of subsidiaries.............      27,983        53,358       84,914
                                                          ----------    ----------    ---------
  Income (loss) before preferred stock dividends of
     subsidiaries.......................................  $1,065,335    $1,182,196    $(113,766)
                                                          ==========    ==========    =========
  Income taxes (benefit) at the federal statutory rate
     of 35%.............................................  $  372,867    $  413,769    $ (39,188)
  Allowance for funds used during construction..........      (1,821)         (542)      (2,330)
  Depletion allowance...................................     (22,691)      (25,657)     (23,564)
  Amortization of investment tax credits................     (22,877)      (23,203)     (23,036)
  Amortization of tax rate differences..................      (6,856)       (9,084)      (9,648)
  Amortization of prior flow-through amounts............      36,559        35,128       38,974
  Foreign operations....................................       7,326         5,670          283
  Prior year adjustments................................      (7,673)      (25,250)      (4,136)
  State income taxes, net of federal tax benefit........      14,812             -            -
  Amortization of goodwill..............................       3,263             -            -
  Other.................................................       3,989         4,401        2,610
                                                          ----------    ----------    ---------
Provision for income taxes (benefit)....................  $  376,898    $  375,232    $ (60,035)
                                                          ==========    ==========    =========
Effective tax rate (on income before preferred stock
  dividends of subsidiaries)............................        35.4%         31.7%        52.8%

     The Company had net tax benefits from LESOP dividend deductions of $3.9 million, $4.0 million and $6.5 million in 1997, 1996 and 1995, respectively, which were credited directly to retained earnings.

     Deferred income taxes provided by the liability method for significant temporary difference based on tax laws in effect at the December 31, 1997 and 1996 balance sheet dates are as follows:

                                                             DECEMBER 31,
                                -----------------------------------------------------------------------
                                               1997                                 1996
                                ----------------------------------   ----------------------------------
                                               NON                                              NON
                                  TOTAL      CURRENT     CURRENT       TOTAL      CURRENT     CURRENT
                                ----------   --------   ----------   ----------   --------   ----------
                                                         (THOUSAND OF DOLLARS)
DEFERRED TAX ASSETS:
Unbilled revenues.............  $   28,469   $ 28,469   $        -   $   28,521   $ 28,521   $        -
Over-recovered fuel revenue...       4,530      4,530            -       15,045     15,045            -
Unamortized investment tax
  credits.....................     300,871          -      300,871      312,665          -      312,665
Impairment of assets..........     141,678          -      141,678      143,210          -      143,210
Regulatory disallowance.......     183,729          -      183,729      222,428          -      222,428
Alternative minimum tax.......     589,989          -      589,989      587,052          -      587,052
Tax rate differences..........      78,477          -       78,477       78,141          -       78,141
Employee benefits.............     163,632          -      163,632      100,397          -      100,397
Net operating loss
  carryforwards...............     155,871          -      155,871            -          -            -
Deferred benefits of state
  income tax..................     156,237      5,129      151,108            -          -            -
Unrealized currency
  translation adjustments.....      27,685          -       27,685            -          -            -
Other.........................      35,130     35,130            -       35,316      7,406       27,910
                                ----------   --------   ----------   ----------   --------   ----------
          Total deferred
            federal income tax
            asset.............   1,866,298     73,258    1,793,040    1,522,775     50,972    1,471,803
Deferred state income taxes...      52,996      3,170       49,826            -          -            -
Deferred foreign income
  taxes.......................      77,222      5,573       71,649       69,541      2,994       66,547
                                ----------   --------   ----------   ----------   --------   ----------
          Total deferred tax
            assets............   1,996,516     82,001    1,914,515    1,592,316     53,966    1,538,350
                                ----------   --------   ----------   ----------   --------   ----------
DEFERRED TAX LIABILITIES:
Depreciation differences and
  capitalized construction
  costs.......................   4,257,455          -    4,257,455    4,010,105          -    4,010,105
Redemption of long-term
  debt........................     123,354          -      123,354      125,601          -      125,601
Deferred charges for state
  income tax..................      24,433          -       24,433            -          -            -
Other.........................     122,304        121      122,183      148,720          -      148,720
                                ----------   --------   ----------   ----------   --------   ----------
          Total deferred
            federal income tax
            liability.........   4,527,546        121    4,527,425    4,284,426          -    4,284,426
Deferred state income taxes...     295,246          -      295,246            -          -            -
Deferred foreign income
  taxes.......................      94,590     13,492       81,098       69,495     13,945       55,550
                                ----------   --------   ----------   ----------   --------   ----------
          Total deferred tax
            liabilities.......   4,917,382     13,613    4,903,769    4,353,921     13,945    4,339,976
                                ----------   --------   ----------   ----------   --------   ----------
          Net Deferred Tax
            Liability
            (Asset)...........  $2,920,866   $(68,388)  $2,989,254   $2,761,605   $(40,021)  $2,801,626
                                ==========   ========   ==========   ==========   ========   ==========

     At December 31, 1997, the Company had approximately $590 million of alternative minimum tax credit carryforwards available to offset future tax payments. At December 31, 1997, ENSERCH had $445 million of net operating loss
(NOL) carryforwards which begin to expire in 2003. Such NOL's were generated by

ENSERCH and subsidiaries prior to the Merger and can be used only to offset future taxable income generated by ENSERCH and subsidiaries pursuant to Section 382 of the Internal Revenue Code. The Company expects to fully utilize such NOL's prior to their expiration date.

     Separately, the ENSERCH consolidated income tax returns have been audited and settled with the Internal Revenue Service (IRS) through the year 1992. The IRS is currently auditing the year 1993 and as yet no notice of proposed adjustments has been issued. The IRS has indicated that it will commence an audit of ENSERCH's returns for the years 1994 through 1997 in 1998. To the extent that adjustments to income tax accounts for periods prior to the Merger are required as a result of an IRS audit, the adjustment will be added to or deducted from goodwill in accordance with the provisions of SFAS 109.

11  RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

     Most employees of System Companies are covered by defined benefit pension plans which provide benefits based on years of service and average earnings. At the date of their acquisition by the Company, both ENSERCH and LCC had defined benefit pensions plans covering most of their employees and providing benefits similar to those provided to employees of other System Companies. As a part of the purchase accounting for ENSERCH and LCC, their accrued pension liabilities were adjusted to recognize all previously unrecognized gains or losses arising from past experience different from that assumed, the effects of changes in assumptions, all unrecognized prior service costs and the remainder of any unrecognized obligation or asset existing at the date of the initial application of SFAS 87 by the respective company. These adjustments to the accrued pension liability, to the extent associated with rate-regulated operations, were recorded as regulatory assets or liabilities and, to the extent associated with non-regulated operations, as goodwill.

     Effective January 1, 1998, the ENSERCH retirement plan was merged into another retirement plan of the Company. Also, effective during 1998, employees of certain of the Company's emerging business units will be eligible to participate in a cash balance plan, rather than the traditional defined benefit plans. This change, which affects a relatively small percentage of employees, was made in connection with overall changes in the compensation plans of these business units designed to bring them closer to the prevailing practices of the companies in the industries in which they compete.

     In connection with the ENSERCH acquisition, certain employees of ENSERCH and other System Companies were offered and accepted an early retirement option. Effects of the early retirement option associated with ENSERCH employees were included in purchase accounting adjustments as regulatory assets or goodwill, as appropriate. Effects of the early retirement option associated with employees of other System Companies were recorded as regulatory assets, or liabilities.

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1997        1996        1995
                                                            ---------   ---------   ---------
                                                                 (THOUSANDS OF DOLLARS)
Components of Net Pension Costs (including amounts charged
  to fuel cost, deferred and capitalized):
  Service cost -- benefits earned during the period.......  $  36,712   $  36,779   $  23,515
  Interest cost on projected benefit obligation...........     92,121      75,501      65,675
  Actual return on plan assets............................   (299,800)   (183,390)   (241,887)
  Net amortization and deferral...........................    190,203      97,988     160,198
                                                            ---------   ---------   ---------
          Net periodic pension cost.......................  $  19,236   $  26,878   $   7,501
                                                            =========   =========   =========
Valuation Assumptions:
  Discount rate...........................................       7.25%       7.75%       7.25%
  Rate of increase in compensation levels.................        4.3%        4.3%        4.3%
  Expected long-term rate of return.......................        9.0%        9.0%        9.0%

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
Amounts Recognized:
Actuarial present value of accumulated benefits:
  Accumulated benefit obligation (including vested benefits
     of $1,264,450,000 for 1997 and $823,918,000 for
     1996)..................................................  $(1,337,120)   $  (889,057)
                                                              ===========    ===========
  Projected benefit obligation for service rendered to
     date...................................................  $(1,546,854)   $(1,065,396)
Plan assets at fair value -- primarily equity investments,
  government bonds and corporate bonds......................    1,790,715      1,296,025
                                                              -----------    -----------
Plan assets in excess of projected benefit obligation.......      243,861        230,629
Unrecognized net gain from past experience different from
  that assumed and effects of changes in assumptions........     (422,503)      (350,295)
Prior service cost not yet recognized in net periodic
  pension expense...........................................       31,574         41,566
Unrecognized plan assets in excess of projected benefit
  obligation at initial application.........................       (4,700)        (5,708)
                                                              -----------    -----------
  Accrued pension cost......................................  $  (151,768)   $   (83,808)
                                                              ===========    ===========

     The Eastern Energy, ENSERCH and LCC plans use economic assumptions similar to the other System Companies' plans and are included in the tabular information above.

     In addition to the retirement plans, the System Companies offer certain health care and life insurance benefits to substantially all employees, including those of ENSERCH and LCC but excluding those of Eastern Energy, and their eligible dependents at retirement. Benefits received vary in level depending on years of service and retirement dates. The purchase accounting adjustments described above for the retirement plans of ENSERCH and LCC were also applied to the accrued liabilities for the post employment health care and life insurance benefits.

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                1997      1996      1995
                                                              --------   -------   -------
                                                                 (THOUSANDS OF DOLLARS)
Components of Net Periodic Postretirement Benefit Costs
  (including amounts charged to fuel cost, deferred and
  capitalized):
  Service cost -- benefits earned during the period.........  $ 12,084   $13,513   $ 9,771
  Interest cost on the accumulated postretirement benefit
     obligation.............................................    43,057    40,809    38,842
  Amortization of the transition obligation.................    16,953    16,978    16,978
  Actual return on plan assets..............................   (13,260)   (7,079)   (6,096)
  Net amortization and deferral.............................     7,015     8,303     4,646
                                                              --------   -------   -------
          Net postretirement benefits cost..................  $ 65,849   $72,524   $64,141
                                                              ========   =======   =======
Valuation assumption:
  Discount rate.............................................      7.25%     7.75%     7.25%
  Medical cost trend rate...................................       5.0%      5.0%      5.0%

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1997         1996
                                                              ---------    ---------
Amounts Recognized:
Accumulated postretirement benefit obligation (APBO):
  Retirees..................................................  $(412,919)   $(325,672)
  Fully eligible active employees...........................    (40,901)     (38,320)
  Other active employees....................................   (137,033)    (187,451)
                                                              ---------    ---------
          Total APBO........................................   (590,853)    (551,443)
Plan assets at fair value...................................    111,799       81,480
                                                              ---------    ---------
          APBO in excess of plan assets.....................   (479,054)    (469,963)
Unrecognized net loss.......................................     67,023       92,589
Unrecognized prior service cost.............................     18,557          819
Unrecognized transition obligation..........................    162,359      271,649
                                                              ---------    ---------
          Accrued postretirement benefits cost..............  $(231,115)   $(104,906)
                                                              =========    =========

     The expected increase in costs of future benefits covered by the plan is projected using a health care cost trend rate of 5.0% in 1998 and thereafter. A one percentage point increase in the assumed health care cost trend rate in each future year would increase the APBO at December 31, 1997 by approximately $65.9 million for the System Companies, and other postretirement benefits cost for 1997 by approximately $9.8 million.

12  SALES OF ACCOUNTS RECEIVABLE

     The Company has facilities with financial institutions whereby it is entitled to sell and such financial institutions may purchase, on an ongoing basis, undivided interests in customer accounts receivable representing up to an aggregate of $450,000,000, including $100,000,000 related to ENSERCH in 1997. Additional receivables are continually sold to replace those collected. At December 31, 1997 and 1996, accounts receivable was reduced by $400,000,000 and $300,000,000, respectively, to reflect the sales of such receivables to financial institutions under such agreements.

13  REGULATION AND RATES

     Docket 9300 -- The PUC's final order (Order) in connection with TU Electric's January 1990 rate increase request (Docket 9300) was reviewed by the 250th Judicial District Court of Travis County, Texas, (District Court) and thereafter was appealed to the Court of Appeals for the Third District of Texas and to the Supreme Court of Texas (Supreme Court). As a result of such review and appeals, an aggregate of $909 million of disallowances with respect to TU Electric's reacquisitions of minority owners' interests in Comanche Peak, which had previously been recorded as a charge to the Company's earnings, has been remanded to the District Court with instructions that it be remanded to the PUC for reconsideration on the basis of a prudent investment standard. On remand, the PUC would also be required to reevaluate the appropriate level of TU Electric's construction work in progress included in rate base in light of its financial condition at the time of the initial hearing. In January 1997, the Supreme Court denied a motion for rehearing on the Comanche Peak minority owners issue filed by the original complainants. TU Electric cannot predict the outcome of the reconsideration of the Order on remand by the PUC.

     In its decision, the Supreme Court also affirmed the previous $472 million prudence disallowance related to Comanche Peak. Since the Company has previously recorded a charge to earnings for this prudence disallowance, the Supreme Court's decision did not have an effect on the Company's current financial position, results of operation or cash flows.

     Docket 11735 -- In July 1994, TU Electric filed a petition in the 200th Judicial District Court of Travis County, Texas to seek judicial review of the final order of the PUC granting a $449 million, or 9.0%, rate increase in connection with TU Electric's January 1993 rate increase request of $760 million, or 15.3% (Docket 11735). Other parties to the PUC proceedings also filed appeals with respect to various portions of the order.

     Dockets 15638 and 15840 -- In May 1996, TU Electric filed with the PUC its transmission cost information and tariffs for open-access wholesale transmission service (Docket 15638) in accordance with PUC rules adopted in February 1996. These tariffs also provide for generation-related ancillary services necessary to support wholesale transactions. In August 1997, the PUC approved final tariffs for TU Electric and implemented rates for other transmission providers within the Electric Reliability Council of Texas (ERCOT) (Docket 15840). Under rates implemented by the PUC, TU Electric's payments for transmission service will exceed its revenues for providing transmission service. The PUC has adopted a rate-moderation plan that will minimize the impact of the new pricing mechanism for the first three years the rules are in effect. As such, the current maximum impact on TU Electric for 1998 is an $8.52 million deficit, which, in the opinion of TU Electric, is not expected to have a material effect on its financial position, results of operation or cash flows.

     Docket 17250 -- In late 1996, as part of its regular earnings monitoring process, the PUC staff advised the PUC, after reviewing the 1995 Electric Investor-Owned Utilities Earnings Report of TU Electric, that it believed TU Electric was earning in excess of a reasonable rate of return, and the PUC and TU Electric subsequently began discussions concerning possible remedies. It was decided to limit negotiations to a resolution of issues concerning TU Electric's earnings through 1997, and discussion of a longer-term resolution was deferred. In July 1997, the PUC issued its final written order approving TU Electric's proposal to make a one-time $80 million refund to its customers and to leave rates unchanged during the remainder of 1997. TU Electric recorded the charge to revenues in July 1997 and included the refunds in August 1997 billings. The proposal was the result of a joint stipulation in which TU Electric was joined by the PUC General Counsel, on behalf of the PUC Staff and the public interest, the Office of Public Utility Counsel, the state agency charged with representing the interests of residential and small commercial customers, and the Coalition of Cities served by TU Electric.

     Docket 18490 -- On December 17, 1997, TU Electric, together with the PUC General Counsel, the Office of Public Utility Counsel and various other parties interested in TU Electric's rates and services, filed with the PUC a stipulation and joint application which, if granted would, among other things: (i) result in permanent retail base rate credits beginning January 1, 1998, of 4% for residential customers, 2% for general service secondary customers and 1% for all other retail customers, (ii) result in additional permanent retail base rate credits beginning January 1, 1999, of 1.4% for residential customers, (iii) impose a 11.35% cap on TU Electric's rate of return on equity during 1998 and 1999, with any sums earned above that cap being applied as additional nuclear production depreciation, (iv) allow TU Electric to record depreciation applicable to transmission and distribution assets in 1998 and 1999 as additional depreciation of nuclear production assets, (v) establish an updated cost of service study that includes interruptible customers as customer classes,
(vi) result in the permanent dismissal of pending appeals of prior PUC orders including Docket No. 11735, if all other parties that have filed appeals of those dockets also dismiss their appeals, (vii) result in the stay of any proceedings in the removal of Docket 9300 prior to January 1, 2000, and, (viii) result in all gains from off-system sales of electricity in excess of the amount included in base rates being flowed to customers through the fuel factor.

     The PUC has until March 31, 1998 to approve or reject the stipulation and joint application. Otherwise, TU Electric may terminate the base rate reductions and all other aspects of the proposal upon giving two weeks notice to the PUC.

     Lone Star Gas and Lone Star Pipeline Rates -- In October 1996, Lone Star Pipeline filed a request with the RRC to increase the rate it charges Lone Star Gas to store and transport gas ultimately destined for residential and commercial customers in the 550 Texas cities and towns served by Lone Star Gas. Lone Star Gas also requested that the RRC separately set rates for costs to aggregate gas supply for these cities. Rates previously in effect were set by the RRC in 1982. In September 1997, the RRC issued an order reducing the charges by Lone Star Pipeline to Lone Star Gas for storage and transportation services. In that order, the RRC did authorize separate charges for the Lone Star Pipeline storage and transportation services, a separate charge by Lone Star Gas for the cost of aggregating gas supplies, and a continuation of the 100% flow through of purchased gas expense. The RRC also imposed some new criteria for affiliate gas purchases and a new reconciliation procedure that will require a review of purchased gas expenses every three years. The RRC order has become final, but is being appealed by several parties including Lone Star Pipeline and Lone Star Gas. The rates authorized by the order became effective on December 1, 1997, and will result in an annual margin reduction of approximately $8.2 million.

     On August 20, 1996, the RRC ordered a general inquiry into the rates and services of Lone Star Gas, most notably a review of historic gas cost and gas acquisition practices since the last rate setting. The inquiry docket has been separated into different phases. Two of the phases, conversion to the NARUC account numbering system and unbundling, have been dismissed by the RRC, and one other phase, rate case expense, is pending RRC action on the basis of a stipulation of all parties. In the phase dealing with historic gas cost and gas acquisition practices, Lone Star Gas and Lone Star Pipeline have filed a motion for summary disposition stating that any retroactive rate action would be inappropriate and unlawful. Settlement discussions with intervenor cities are ongoing. If the motion for summary disposition is denied, a hearing has been scheduled to begin in August 1998. A number of management and transportation related issues have been placed in a separate phase which still has an undefined scope and is being held in abeyance pending the resolution of the phase dealing with gas costs. Management believes that gas costs were prudently incurred and were properly accounted for and recovered through the gas cost recovery mechanism previously approved by the RRC. At this time, management is unable to determine the ultimate outcome of the inquiry.

     Fuel Cost Recovery Rule -- Pursuant to a PUC rule, the recovery of TU Electric's eligible fuel costs is provided through fixed fuel factors. The rule allows a utility's fuel factor to be revised upward or downward every six months, according to a specified schedule. A utility is required to petition to make either surcharges or refunds to ratepayers, together with interest based on a twelve month average of prime commercial rates, for any material, as defined by the PUC, cumulative under- or over-recovery of fuel costs. If the cumulative difference of the under- or over-recovery, plus interest, is in excess of 4% of the annual estimated fuel costs most recently approved by the PUC, it will be deemed to be material. In accordance with PUC approvals, TU Electric has, since the inception of the rule in 1986, made thirteen refunds of over-collected fuel costs and two surcharges of under-collected fuel costs. The most recent refund was made pursuant to a petition filed by TU Electric in July 1997 to refund approximately $67 million, including interest, in over-collected fuel costs for the period October 1995 through May 1997 (Fuel Refund). Such over-collection was primarily due to TU Electric's ability to use less expensive nuclear fuel and purchased power to offset a higher-priced natural gas market during the period. Customer refunds were included in August 1997 billings. A final order confirming the Fuel Refund was entered by the PUC in October 1997. The two surcharges (one in the amount of $147.3 million and the other in the amount of $93 million) have been appealed by certain intervenors to district courts of Travis County, Texas. In those appeals, those parties are contending that the PUC is without authority to allow a fuel cost surcharge without a hearing and resultant findings that the costs are reasonable and necessary and that the prices charged to TU Electric by supplying affiliates are no higher than the prices charged by those affiliates to others for the same item or class of items. TU Electric is unable to predict their outcome.

     Fuel Reconciliation Proceeding -- In July 1997, the PUC ruled on TU Electric's petition seeking final reconciliation of all eligible fuel and purchased power expenses incurred during the reconciliation period of July 1, 1992 through June 30, 1995 (approximately $4.7 billion). In the ruling, the PUC disallowed approximately $81 million of eligible fuel related costs (including interest of $12 million) incurred during the reconciliation period (Fuel Disallowance). The majority of the Fuel Disallowance (approximately $67 million) is related to replacement fuel costs as a result of the November 1993 collapse of the emissions chimney serving Unit 3 of the Monticello lignite-fueled generating station. In addition, the PUC ruled that approximately $10 million from the gain on sale of sulfur dioxide allowances should be deferred and reconsidered at a future date. TU Electric received a final written order from the PUC and recorded the charge to revenues in August 1997. TU Electric strongly disagrees with the Fuel Disallowance and continues to vigorously defend its position. TU Electric has appealed the PUC's order to the District Court of Travis County, Texas.

     Flexible Rate Initiatives -- TU Electric continues to offer flexible rates in over 160 cities with original regulatory jurisdiction within its service territory (including the cities of Dallas and Fort Worth) to existing non-residential retail and wholesale customers that have viable alternative sources of supply and would otherwise leave the system. TU Electric also continues to offer in those cities an economic development rider to attract new businesses and to encourage existing customers to expand their facilities as well as an environmental technology rider to encourage qualifying customers to convert to technologies that conserve energy or improve the environment. TU Electric will continue to pursue the expanded use of flexible rates when such rates are necessary to be price-competitive.

     Integrated Resource Plan -- In October 1994, TU Electric filed an application for approval by the PUC of certain aspects of its Integrated Resource Plan (IRP) for the ten year period 1995 -- 2004. The IRP, developed as an experimental pilot project in conjunction with regulatory and customer groups, included the acquisition of electric energy through a competitive bidding process of third party-supplied demand-side management resources and renewable resources. In August 1995, the PUC remanded the case to an Administrative Law Judge for development of a solicitation plan and to more closely conform the TU Electric 1995 IRP to new state legislation that required the PUC to adopt a state-wide integrated resource planning rule by September 1, 1996. In January 1996, TU Electric filed an updated IRP with the PUC along with a proposed plan for the solicitation of resources through a competitive bidding process. The PUC issued its final order on TU Electric's IRP in October 1996, and modified the order in December 1996 and February 1997. The modified order approved a flexible solicitation plan that will allow TU Electric to conduct up to three optional resource solicitations for a total of 2,074 MW of demand-side and supply-side resources prior to the filing of its next IRP in June 1999. TU Electric is currently reviewing the need and timing for conducting the first of these resource solicitations.

     In addition to its solicitation plan in the IRP docket, TU Electric requested and received approval from the PUC to expand its Power Cost Recovery tariff to provide current cost recovery of resource acquisition costs for demand-side management resources acquired in the solicitations and for eight previously approved demand-side management contracts entered into by TU Electric to the extent such costs are not currently reflected in TU Electric's base rates. OPEN-ACCESS TRANSMISSION -- In February 1996, pursuant to the 1995 amendments to PURA, the PUC adopted rules requiring each electric utility in ERCOT to provide wholesale transmission and related services to other utilities and non-utility power suppliers at rates, terms and conditions that are comparable to those applicable to such utility's use of its own transmission facilities.

     Under the rules, the PUC established a transmission pricing mechanism consisting of an ERCOT system-wide component and a distance-sensitive component. The ERCOT system-wide component provides that each load-serving entity in ERCOT will pay a share of the ERCOT-wide transmission cost of service based on the entity's load. The distance-sensitive component provides that a distance-sensitive rate will be paid to utilities that own transmission facilities, based on the impact of transmitting power and energy to loads. The rates charged for using the transmission system are designed to ensure that all market participants pay on a comparable basis to use the system. While all users of the transmission grid pay rates that are comparably designed, the impact on individual users will differ.

     In May 1996, TU Electric filed with the PUC, under Docket 15638, its transmission cost information and tariffs for open-access wholesale transmission service. These tariffs also provide for generation-related ancillary services necessary to support wholesale transactions. Company-specific proceedings to determine transmission rates for each transmission provider within ERCOT were concluded in 1996. In August 1997, the

PUC approved final tariffs for TU Electric and implemented rates for other transmission providers within ERCOT.

     As a result of the PUC rules, the organization and structure of ERCOT has been changed to provide for equal governance among all wholesale electricity market participants. These changes were made in order to facilitate wholesale competition while ensuring continued reliability within ERCOT.

14  IMPAIRMENT OF ASSETS

     In September 1995, the Company recorded the impairment of several non-performing assets pursuant to SFAS 121 which prescribes a methodology for assessing and measuring impairments in the carrying value of certain assets. The September 1995 impairment of the Company's assets, including the partially completed Twin Oak and Forest Grove lignite-fueled facilities of TU Electric, and Chaco Energy Company's (Chaco's) coal reserves in New Mexico, as well as several minor assets, aggregated $1,233 million ($802 million after-tax). The Company has determined that the Twin Oak and Forest Grove lignite-fueled facilities are not necessary to satisfy TU Electric's capacity requirements as currently projected due to changes in load growth patterns and availability of alternative generation. The impairment of TU Electric's lignite-fueled facilities has been measured based on management's current expectations that these assets will either be sold or constructed outside the traditional regulated utility business. The Company has determined that the Chaco coal reserves will no longer be developed through traditional means due to ample availability of alternative fuels at favorable prices. Chaco's impairment was measured based on a significant decrease in the market value of the coal reserves as determined by an external study. A variety of options are being considered with respect to the Chaco coal reserves. (See Note 15.) The impairment of these assets involved a write-down to their estimated fair values using a valuation study based on the discounted expected future cash flows from the respective assets' use. With respect to the other assets impaired, fair values were determined based on current market values of similar assets.

15  COMMITMENTS AND CONTINGENCIES

     Capital Expenditures -- The Company's construction expenditures, excluding AFUDC, are presently estimated at $886 million, $799 million and $852 million for 1998, 1999 and 2000, respectively. Expenditures for nuclear fuel are presently estimated at $104 million for 1998, $81 million for 1999 and $92 million for 2000.

     The re-evaluation of growth expectations, the effects of inflation, additional regulatory requirements and the availability of fuel, labor, materials and capital may result in changes in estimated construction costs and dates of completion. Commitments in connection with the construction program are generally revocable subject to reimbursement to manufacturers for expenditures incurred or other cancellation penalties.

     Clean Air Act -- The federal Clean Air Act, as amended (Clean Air Act) includes provisions which, among other things, place limits on the sulfur dioxide emissions produced by generating units. To meet these sulfur dioxide requirements, the Clean Air Act provides for the annual allocation of sulfur dioxide emission allowances to utilities. Under the Clean Air Act, utilities are permitted to transfer allowances within their own systems and to buy or sell allowances from or to other utilities. The Environmental Protection Agency grants a maximum number of allowances annually to TU Electric based on the amount of emissions from units in operation during the period 1985 through 1987. TU Electric's capital requirements have not been significantly affected by the requirements of the Clean Air Act. Although TU Electric is unable to fully determine the cost of compliance with the Clean Air Act, it is not expected to have a significant impact on the company. Any additional capital expenditures, as well as any increased operating costs, associated with these new requirements are expected to be recoverable through rates, as similar costs have been recovered in the past.

     Purchased Power Contracts -- The System Companies have entered into purchased power contracts to purchase portions of the generating output of certain qualifying cogenerators and qualifying small power producers through the year 2005. These contracts provide for capacity payments subject to a facility meeting certain operating standards and energy payments based on the actual power taken under the contracts. The cost of these and other purchased power contracts is recovered currently through base rates, power cost and fuel recovery factors applied to customer billings. Capacity payments under these contracts for the years ended December 31, 1997, 1996 and 1995 were $240,174,000, $232,915,000, and $229,340,000, respectively, for the Company.

     Assuming operating standards are achieved, future capacity payments under the agreements are estimated as follows:

                           YEARS                              THOUSANDS OF DOLLARS
                           -----                              --------------------
1998........................................................       $  248,168
1999........................................................          220,281
2000........................................................          168,961
2001........................................................          139,039
2002........................................................          106,745
Thereafter..................................................          140,345
                                                                   ----------
          Total capacity payments...........................       $1,023,539
                                                                   ==========

     Leases -- The System Companies have entered into operating leases covering various facilities and properties including combustion turbines, transportation, mining and data processing equipment, and office space. Lease costs charged to operation expense for the years ended December 31, 1997, 1996 and 1995 were $156,710,000, $144,553,000, and $141,775,000, respectively.

     Future minimum lease commitments under such operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 1997, were as follows:

                           YEARS                              THOUSANDS OF DOLLARS
                           -----                              --------------------
1998........................................................        $ 83,729
1999........................................................          73,024
2000........................................................          64,161
2001........................................................          96,387
2002........................................................          55,428
Thereafter..................................................         546,148
                                                                    --------
          Total minimum lease commitments...................        $918,877
                                                                    ========

     Financial Guarantees -- TU Electric has entered into contracts with public agencies to purchase cooling water for use in the generation of electric energy. In connection with certain contracts, TU Electric has agreed, in effect, to guarantee the principal, $30,005,000 at December 31, 1997, and interest on bonds issued to finance the reservoirs from which the water is supplied. The bonds mature at various dates through 2011 and have interest rates ranging from 5 1/2% to 7%. TU Electric is required to make periodic payments equal to such principal and interest, including amounts assumed by a third party and reimbursed to TU Electric, for the years 1998 through 2001 as follows: $4,435,000 for each of the years 1998 and 1999, $4,419,000 for 2000 and $4,422,000 for 2001. Payments made by TU Electric, net of amounts assumed by a third party under such contracts, for 1997, 1996 and 1995 were $3,750,000, $3,548,000, and $3,628,000, respectively. In addition, TU Electric is obligated to pay certain variable costs of operating and maintaining the reservoirs. TU Electric has assigned to a municipality all contract rights and obligations of TU Electric in connection with $69,395,000 remaining principal amount of bonds at December 31, 1997, issued for similar purposes which had previously been guaranteed by TU Electric. TU Electric is, however, contingently liable in the unlikely event of default by the municipality. The Company and/or its subsidiaries are the guarantor on various commitments and obligations of others aggregating some $45,000,000 at December 31, 1997.

     Chaco Coal Properties -- Chaco has a coal lease agreement for the rights to certain surface minable coal reserves located in New Mexico. The agreement encompasses a minimum of 228 million tons of coal with provisions for minimum advance royalty payments of approximately $16 million per year through 2017. The Company has entered into a surety agreement to assure the performance by Chaco with respect to this agreement. Because of the present ample availability of western coal at favorable prices from other mines, Chaco has delayed plans to commence mining operations, and accordingly, is reassessing its alternatives with respect to its coal properties, including seeking purchasers thereof. (See Note 14.)

     Nuclear Insurance -- With regard to liability coverage, the Price-Anderson Act (Act) provides financial protection for the public in the event of a significant nuclear power plant incident. The Act sets the statutory limit of public liability for a single nuclear incident currently at $8.9 billion and requires nuclear power plant operators to provide financial protection for this amount. As required, TU Electric provides this financial protection for a nuclear incident at Comanche Peak resulting in public bodily injury and property damage through a combination of private insurance and industry-wide retrospective payment plans. As the first layer of financial protection, TU Electric has purchased $200 million of liability insurance from American Nuclear Insurers (ANI), which provides such insurance on behalf of a major stock insurance pool, Nuclear Energy Liability Insurance Association. The second layer of financial protection is provided under an industry-wide retrospective payment program called Secondary Financial Protection (SFP).

     Under the SFP, each operating licensed reactor in the United States is subject to an assessment of up to $79.275 million, subject to increases for inflation every five years, in the event of a nuclear incident at any nuclear plant in the United States. Assessments are limited to $10 million per operating licensed reactor per year per incident. All assessments under the SFP are subject to a 3% insurance premium tax which is not included in the amounts above.

     With respect to nuclear decontamination and property damage insurance, Nuclear Regulatory Commission (NRC) regulations require that nuclear plant license-holders maintain not less than $1.06 billion of such insurance and require the proceeds thereof to be used to place a plant in a safe and stable condition, to decontaminate it pursuant to a plan submitted to and approved by the NRC before the proceeds can be used for plant repair or restoration or to provide for premature decommissioning. TU Electric maintains nuclear decontamination and property damage insurance for Comanche Peak in the amount of $4.1 billion, above which TU Electric is self-insured. The primary layer of coverage of $500 million is provided by Nuclear Electric Insurance Limited
(NEIL), a nuclear electric utility industry mutual insurance company. The remaining coverage includes premature decommissioning coverage and is provided by ANI and Mutual Atomic Energy Liability Underwriters (MAELU) in the amount of $1.1 billion and additional insurance from NEIL in the amount of $2.5 billion. TU Electric is subject to a maximum annual assessment from NEIL of $26 million in the event NML's and/or NEIL's losses under this type of insurance for major incidents at nuclear plants participating in these programs exceed the respective mutual's accumulated funds and reinsurance.

     TU Electric maintains Extra Expense Insurance through NEIL to cover the additional costs of obtaining replacement power from another source if one or both of the units at Comanche Peak are out of service for more than seventeen weeks as a result of covered direct physical damage. The coverage provides for weekly payments of $3.5 million for the first fifty-eight weeks and $2.8 million for the next 104 weeks for each outage, respectively, after the initial seventeen week period. The total maximum coverage is $494 million per unit. The coverage amounts applicable to each unit will be reduced to 80% if both units are out of service at the same time as a result of the same accident. Under this coverage, TU Electric is subject to a maximum annual assessment of $9 million per year.

     Gas Purchase Contracts -- Texas Utilities Fuel Company (Fuel Company) buys gas under long-term intrastate contracts in order to assure reliable supply to its customers. Many of these contracts require minimum purchases ("take-or-pay") of gas. Based on Fuel Company's estimated gas demand, which assumes normal weather conditions, requisite gas purchases are expected to substantially satisfy purchase obligations for the year 1998 and thereafter.

     Lone Star Gas buys gas under long-term, intrastate contracts in order to assure reliable supply to its customers. Many of these contracts require minimum purchases of gas. Lone Star Gas has made accruals for payments that may be required for settlement of gas-purchase contract claims asserted or that are probable of assertion. Lone Star Gas continually evaluates its position relative to asserted and unasserted claims, above-market prices or future commitments. Management believes that Lone Star Gas has not incurred losses for which reserves should be provided at December 31, 1997. Based on estimated gas demand, which assumes normal weather conditions, requisite gas purchases are expected to substantially satisfy purchase obligations for the year 1998 and thereafter.

     Nuclear Decommissioning and Disposal of Spent Fuel -- TU Electric has established a reserve, charged to depreciation expense and included in accumulated depreciation, for the decommissioning of Comanche Peak, whereby decommissioning costs are being recovered from customers over the life of the plant and deposited in external trust funds (included in other investments). At December 31, 1997, such reserve totaled $120,452,000 which includes an accrual of $18,179,000 for the year ended December 31, 1997. As of December 31, 1997, the market value of deposits in the external trust for decommissioning of Comanche Peak was $160,062,000. Any difference between the market value of the external trust fund and the decommissioning reserve, that represents unrealized gains or losses of the trust fund, is treated as a regulatory asset or a regulatory liability. Realized earnings on funds deposited in the external trust are recognized in the reserve. Based on a site-specific study completed during 1997 using the prompt dismantlement method and then-current dollars, decommissioning costs for Comanche Peak Unit 1, and Unit 2 and common facilities were estimated to be $271,000,000 and $404,000,000, respectively.

     Decommissioning activities are projected to begin in 2030 and 2033 for Comanche Peak Unit 1, and Unit 2 and common facilities, respectively. TU Electric is recovering decommissioning costs based upon a 1992 site-specific study through rates placed in effect under Docket 11735 (see Note 13). Actual decommissioning costs are expected to differ from estimates due to changes in the assumed dates of decommissioning activities, regulatory requirements, technology and costs of labor, materials and equipment. In addition, the marketable fixed income debt and equity securities in which assets of the external trust are invested are subject to interest rate and equity price sensitivity.

     TU Electric has a contract with the United States Department of Energy
(DOE) for the future disposal of spent nuclear fuel. In December 1996, the DOE notified TU Electric that it did not expect to meet its obligation to begin acceptance of spent nuclear fuel by 1998. TU Electric is unable to predict what impact, if any, the DOE delay will have on TU Electric's future operations. The disposal fee is at a cost to TU Electric of one mill per kilowatt-hour of Comanche Peak net generation and is included in nuclear fuel expense.

GENERAL

     In addition to the above, the Company and System Companies are involved in various legal and administrative proceedings which, in the opinion of the Company, should not have a material effect upon its financial position, results of operation or cash flows.

16  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and related estimated fair values of the Company's significant financial instruments at December 31, 1997 and 1996, are as follows:

                                                 DECEMBER 31, 1997           DECEMBER 31, 1996
                                             -------------------------   -------------------------
                                              CARRYING        FAIR        CARRYING        FAIR
                                               AMOUNT         VALUE        AMOUNT         VALUE
                                             -----------   -----------   -----------   -----------
                                                            (THOUSANDS OF DOLLARS)
On balance sheet assets (liabilities):
  Long-term debt (including current
     maturities)...........................  $(9,531,450)  $(9,932,157)  $(9,024,187)  $(9,406,944)
  TU Electric obligated, mandatorily
     redeemable, preferred securities of
     subsidiary trusts holding solely
     debentures of TU Electric.............     (875,146)     (913,447)     (381,311)     (395,091)
  Preferred stock of subsidiary subject to
     mandatory redemption..................      (20,600)      (22,019)     (238,391)     (250,098)
  Other investments........................      241,959       248,980       194,652       191,435
  LESOP note receivable....................      250,000       280,910       250,000       262,175
Off-balance sheet assets (liabilities):
  Financial guarantees.....................     (144,732)     (148,628)     (107,000)     (111,000)
  Interest rate swaps......................            -       (56,529)            -       (32,312)
  Currency swap*...........................            -        76,420             -        (1,557)

---------------

* The foreign currency swap is a hedge of a foreign currency transaction. (See
  Note 8.)

     The fair values of long-term debt and preferred stock subject to mandatory redemption are estimated at the lesser of either the call price or the market value as determined by quoted market prices, where available, or, where not available the present value of future cash flows discounted at rates consistent with comparable maturities for credit risk. The fair values of preferred securities are based on quoted market prices. The carrying amounts reflected in the Consolidated Balance Sheets for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments.

     Other investments include deposits in an external trust fund for nuclear decommissioning of Comanche Peak. The trust funds are invested primarily in fixed income debt and equity securities, which are considered as available-for-sale. Any unrealized gains or losses are treated as regulatory assets or regulatory liabilities, respectively.

     Common stock -- net has been reduced by the note receivable from the trustee of the leveraged employee stock ownership provision of the Thrift Plan. The fair value of such note is estimated at the lesser of the Company's call price or the present value of future cash flows discounted at rates consistent with comparable maturities adjusted for credit risk.

     The fair value of the financial guarantees is based on the present value of the instruments' approximate cash flows discounted at the year-end risk free rate for issues of comparable maturities adjusted for credit risk.

     Fair values for the System Companies' off-balance-sheet instruments (interest rate and currency swaps) are based either on quotes or the cost to terminate the agreements.

     The fair values of other financial instruments for which carrying amounts and fair values have not been presented are not materially different than their related carrying amounts.

17  SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

     In the opinion of the Company, the information below includes all adjustments (constituting only normal recurring accruals) necessary to a fair statement of such amounts. Quarterly results are not necessarily indicative of expectations for a full year's operations because of seasonal and other factors, including rate changes, variations in maintenance and other operating expense patterns and the charges for regulatory disallowances. Certain quarterly information has been reclassified to conform to the current year presentation. For additional information regarding the charges for regulatory disallowances, see Note 13.

                                                                                                 BASIC EARNINGS
                                                                                                  PER SHARE OF
                         OPERATING REVENUES         OPERATING INCOME           NET INCOME         COMMON STOCK*
                       -----------------------   -----------------------   -------------------   ---------------
    QUARTER ENDED         1997         1996         1997         1996        1997       1996      1997     1996
    -------------      ----------   ----------   ----------   ----------   --------   --------   ------   ------
                                            THOUSANDS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)
March 31.............  $1,493,804   $1,463,900   $  381,807   $  414,938   $114,799   $126,074   $ 0.51   $ 0.56
June 30..............   1,588,485    1,691,313      459,929      535,047    160,746    202,957     0.72     0.90
September 30.........   2,264,945    1,930,097      684,063      743,610    289,610    357,983     1.24     1.59
December 31..........   2,598,374    1,465,618      380,872      309,395     95,299     66,592     0.39     0.30
                       ----------   ----------   ----------   ----------   --------   --------
                       $7,945,608   $6,550,928   $1,906,671   $2,002,990   $660,454   $753,606
                       ==========   ==========   ==========   ==========   ========   ========

---------------

* The sum of the quarters may not equal annual earnings per share due to rounding. Diluted earnings per share for all quarters are not different from basic earnings per share.

     The difference in operating income for the third quarter 1997 from amounts previously reported reflects the reclassification of certain costs by ENSERCH to conform to the Company's presentation.

                    TEXAS UTILITIES COMPANY AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA
                       CONSOLIDATED FINANCIAL STATISTICS

                                                                             YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------------
                                                          1997          1996          1995          1994          1993
                                                       -----------   -----------   -----------   -----------   -----------
                                                           (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
Total assets -- end of year..........................  $24,874,129   $21,397,655   $21,535,851   $20,893,408   $21,518,128
Property, plant & equipment -- gross -- end of
  year...............................................  $26,579,187   $24,931,239   $24,911,787   $24,206,351   $23,836,729
  Accumulated depreciation and amortization -- end of
    year.............................................    7,172,152     6,496,724     5,857,580     5,228,423     4,710,398
  Reserve for regulatory disallowances -- end of
    year.............................................      836,005       836,005     1,308,460     1,308,460     1,308,460
Construction expenditures (including allowance for
  funds used during construction)....................      586,097       434,139       434,338       444,245       871,450
Capitalization -- end of year
  Long-term debt, less amounts due currently.........  $ 8,759,379   $ 8,668,111   $ 9,174,575   $ 7,888,413   $ 8,379,826
  TU Electric obligated, mandatorily redeemable,
    preferred securities of subsidiary trusts holding
    solely debentures of TU Electric.................      875,146       381,311       381,476             -             -
  Preferred stock of subsidiaries:
    Not subject to mandatory redemption..............      304,194       464,427       489,695       870,190     1,083,008
    Subject to mandatory redemption..................       20,600       238,391       263,196       387,482       396,917
  Common stock equity................................    6,843,062     6,032,913     5,731,753     6,490,047     6,570,993
                                                       -----------   -----------   -----------   -----------   -----------
        Total........................................  $16,802,381   $15,785,153   $16,040,695   $15,636,132   $16,430,744
                                                       ===========   ===========   ===========   ===========   ===========
Capitalization ratios -- end of year
  Long-term debt, less amounts due currently.........         52.1%         54.9%         57.2%         50.5%         51.0%
  TU Electric obligated, mandatorily redeemable,
    preferred securities of subsidiary trusts holding
    solely debentures of TU Electric.................          5.2           2.4           2.4             -             -
  Preferred stock of subsidiaries....................          2.0           4.5           4.7           8.0           9.0
  Common stock equity................................         40.7          38.2          35.7          41.5          40.0
                                                       -----------   -----------   -----------   -----------   -----------
        Total........................................        100.0%        100.0%        100.0%        100.0%        100.0%
                                                       ===========   ===========   ===========   ===========   ===========
Embedded interest cost on long-term debt -- end of
  year...............................................          7.9%          8.1%          8.4%          8.7%          8.7%
Embedded distribution cost on TU Electric obligated,
  mandatorily redeemable, preferred securities of
  subsidiary trusts holding solely debentures of TU
  Electric -- end of year............................          8.3%          8.7%          8.6%            -%            -%
Embedded dividend cost on preferred stock of
  subsidiaries -- end of year........................          9.2%          7.5%          7.4%          7.5%          7.6%
Net income (loss)....................................  $   660,454   $   753,606   $  (138,645)  $   542,799   $   368,660
Dividends declared on common stock...................  $   496,244   $   456,059   $   634,613   $   695,590   $   682,438
Common stock data
  Shares outstanding -- average......................  230,957,999   225,159,846   225,841,037   225,833,659   221,555,218
  Shares outstanding -- end of year..................  245,237,559   224,602,557   225,841,037   225,841,037   224,345,422
  Basic Earnings (loss) per share....................  $      2.86   $      3.35   $     (0.61)  $      2.40   $      1.66
  Diluted Earnings (loss) per share..................  $      2.85   $      3.35   $     (0.61)  $      2.40   $      1.66
  Dividends declared per share.......................  $     2.125   $     2.025   $      2.81   $      3.08   $      3.08
  Book value per share -- end of year................  $     27.90   $     26.86   $     25.38   $     28.74   $     29.29
  Return on average common stock equity..............         10.3%         12.8%         (2.3)%         8.3%          5.6%
Ratio of earnings to fixed charges:
  Pre-tax............................................          2.3           2.4           0.8           2.3           1.9
  After-tax..........................................          1.8           2.0           0.9           1.9           1.6
Ratio of earnings to combined fixed charges and
  preferred dividends................................          2.2           2.2            .7           1.9           1.6
Allowance for funds used during construction as
  percent of net income..............................          2.1%          1.7%            -%          4.1%         71.4%

     Certain financial statistics for 1997 were affected by the August 1997 acquisition of ENSERCH and the November 1997 acquisition of LCC: 1996 and 1995 were affected by the December 1995 acquisition of Eastern Energy; for the year 1995, were affected by recording of the impairment of certain assets (see Note 14 to Consolidated Financial Statements); and for the year 1993, were affected by TU Electric recording a regulatory disallowance in a rate order issued by the Public Utility Commission of Texas in Docket 11735 (see Note 13 to Consolidated Financial Statements). Shares outstanding assuming dilution for 1997 was 231,957,491. There were no additional diluted shares for any of the other prior periods presented.

                                  APPENDIX VI

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

                             FINANCIAL INFORMATION


                             TEG GROUP INFORMATION

     Although Texas Utilities has included information concerning The Energy Group insofar as it is known or reasonably available to Texas Utilities, Texas Utilities is not currently affiliated with The Energy Group and The Energy Group has not to date permitted access by Texas Utilities to The Energy Group's books and records. The Energy Group has provided Texas Utilities with limited balance sheet information in response to data requests. Therefore, only limited information concerning The Energy Group which has not been made public is available to Texas Utilities. Although Texas Utilities has no knowledge that would indicate that information relating to The Energy Group contained or incorporated by reference in this Offer Document in reliance upon publicly available information or in response to data requests are inaccurate or incomplete, Texas Utilities was not involved in the preparation of such information and statements and, for the foregoing reasons, is not in a position to verify any such information or statements. Accordingly, Texas Utilities takes no responsibility for the accuracy of such information or statements.

               PRO FORMA FINANCIAL INFORMATION OF TEXAS UTILITIES

     Texas Utilities' financial information for the year ended 31 December 1997 has been combined with the financial information for the TEG Group's Businesses to be Acquired. The Energy Group publishes its consolidated financial statements based on United Kingdom generally accepted accounting principles (UK GAAP) denominated in pounds sterling. The Energy Group has a March 31 fiscal year. Public financial information of The Energy Group for the period ended 31 December 1997 is not in sufficient detail to allow separation of Peabody's financial information. Therefore, The Energy Group's semi-annual financial statements as of 30 September 1997, and for the six months then ended, which are more complete, have been combined with its statement of income for the six months ended 31 March 1997, and have been used for the purpose of presenting pro forma financial information. The Acquisition will be treated as a purchase for accounting purposes. The purchase accounting adjustments contained herein are preliminary and represent estimates based on information available to Texas Utilities. A final determination of the required purchase accounting adjustments cannot be made at this time; following the Acquisition, a determination of the fair value of assets acquired and liabilities assumed will be made.

     The following unaudited pro forma financial statements assume 100% acquisition of the TEG Group's Businesses to be Acquired following the Peabody Sale and further assume that 10% of The Energy Group ordinary shares are exchanged for Texas Utilities shares. The unaudited condensed pro forma balance sheet as of 31 December 1997 is presented as if the Acquisition had occurred on that date. The unaudited pro forma statement of income for the year ended 31 December 1997 assumes that the Acquisition and Peabody Sale occurred at the beginning of the year.


     The unaudited pro forma financial statements should be read in conjunction with the historical financial statements of Texas Utilities and The Energy Group and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Texas Utilities and The Energy Group incorporated by reference or included herein and "Pro Forma Financial Information of Texas Utilities and the TEG Group's Businesses to be Acquired" included elsewhere herein. The unaudited pro forma statements of income are not necessarily indicative of the financial results that would have occurred had the above-described events been consummated on the indicated dates, nor are they necessarily indicative of future financial results.


     Amounts denominated in UK pounds sterling are translated to US dollars at the rate of L1=$1.64, which was the exchange rate at 30 September 1997 and the average exchange rate for the year then ended.

                                TEXAS UTILITIES

               UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED 31 DECEMBER 1997
               (IN MILLIONS, EXCEPT SHARES AND PER SHARE AMOUNTS)


                                                                      TEG GROUP'S
                              TEXAS                         TEXAS     BUSINESSES                     TEXAS
                            UTILITIES                     UTILITIES      TO BE       PRO FORMA     UTILITIES
                            HISTORICAL   ADJUSTMENTS(A)   ADJUSTED    ACQUIRED(B)   ADJUSTMENTS    PRO FORMA
                            ----------   --------------   ---------   -----------   -----------    ---------
Operating Revenues........   $  7,946       $ 1,370       $  9,316      $ 5,228                    $ 14,544
                                                                                       $(233)(h)
Operating Expenses........      6,039         1,306          7,345        4,708           79(d)      11,899
                             --------       -------       --------      -------        -----       --------
Operating Income..........      1,907            64          1,971          520          154          2,645
Other Income
  (Deductions) -- Net.....        (18)            6            (12)         129                         117
                             --------       -------       --------      -------        -----       --------
Income before Interest and
  Income Taxes............      1,889            70          1,959          649          154          2,762
Interest and Other
  Charges.................        852            61            913          265          429(f)       1,607
                             --------       -------       --------      -------        -----       --------
Income before Income
  Taxes...................      1,037             9          1,046          384         (275)         1,155
Income Tax Expense........        377             8            385          144         (152)(i)        377
                             --------       -------       --------      -------        -----       --------
Income before
  Extraordinary Item......   $    660             1            661      $   240        $(123)      $    778(g)
                             ========       =======       ========      =======        =====       ========
Average shares of Common
  Stock Outstanding
  (thousands).............    230,958        14,280        245,238       18,925(e)                  264,163
Per Share of Common Stock
  Basic earnings..........   $   2.86                     $   2.70                                 $   2.95
  Diluted earnings........   $   2.85                     $   2.68                                 $   2.93


                                   See notes.

                                TEXAS UTILITIES

                  UNAUDITED CONDENSED PRO FORMA BALANCE SHEET
                                31 DECEMBER 1997
                                 (IN MILLIONS)


                                                                  TEG
                                                                GROUP'S
                                                  TEXAS       BUSINESSES                        TEXAS
                                                UTILITIES        TO BE                        UTILITIES
                                                HISTORICAL    ACQUIRED(B)    ADJUSTMENTS      PRO FORMA
                                                ----------    -----------    -----------      ---------
Property, Plant and Equipment, net............   $18,571        $ 2,755        $               $21,326
Investments...................................       851             79                            930
Goodwill......................................     1,424          1,715         (1,715)(d)       7,641
                                                                                 6,217(d)
Current Assets:
  Cash and cash equivalents...................        44          3,925         (2,083)(f)       1,922
                                                                                    36(d)
  Accounts receivable.........................       981          1,383                          2,364
  Inventories.................................       448            249                            697
  Gas marketing risk management assets........       366                                           366
  Other.......................................       156             18                            174
                                                 -------        -------        -------         -------
          Total...............................     1,995          5,575         (2,047)          5,523
Deferred Debits...............................     2,033            169             87(f)        2,289
                                                 -------        -------        -------         -------
          Total Assets........................   $24,874        $10,293        $ 2,542         $37,709
                                                 =======        =======        =======         =======
Capitalization:
  Common stock equity.........................   $ 6,843        $ 4,171        $(4,171)(d)     $ 7,598
                                                                                   757(e)
                                                                                    (2)(c)
  Preferred stock of subsidiaries.............       325                                           325
  Mandatorily redeemable preferred securities
     of subsidiary trusts.....................       875                                           875
                                                                                 6,616(e)
                                                                               -------
  Long-term debt, less amounts due
     currently................................     8,759          2,649         (2,083)(f)      15,941
                                                 -------        -------        -------         -------

          Total...............................    16,802          6,820          1,117          24,739
Current Liabilities:
  Notes payable and long-term
     debt due currently.......................     1,387          1,178                          2,565
  Accounts payable............................       880                                           880
  Gas marketing risk management liabilities...       357                                           357
                                                                                    87(f)
  Other.......................................       898          1,323            138(c)        2,446
                                                 -------        -------        -------         -------
          Total...............................     3,522          2,501            225           6,248
Accumulated Deferred Income Taxes.............     2,989            690                          3,679
Other Deferred Credits and
  Noncurrent Liabilities......................     1,561            282          1,200(d)        3,043
                                                 -------        -------        -------         -------
          Total Capitalization and
            Liabilities.......................   $24,874        $10,293        $ 2,542         $37,709
                                                 =======        =======        =======         =======


                                   See notes.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS


(a) On August 5, 1997 Texas Utilities completed the acquisition of ENSERCH and on November 21, 1997 Texas Utilities completed the acquisition of LCC. These acquisitions were accounted for as purchase business combinations; accordingly, the assets and liabilities of the acquired companies as of the acquisition dates were adjusted to fair value and the results of operations of such companies were included in Texas Utilities' consolidated statement of income from date of acquisition. This adjustment assumes that the acquisitions of ENSERCH and LCC were made at the beginning of the year and consists of such companies' operations for the period from January 1, 1997 to date of acquisition, including amortization of goodwill and purchase accounting adjustments.


     In 1997, Texas Utilities reacquired 4,015,000 shares of its common stock for $148.8 million. In the unaudited condensed pro forma statement of income, these share repurchases have been treated as if they had occurred at the beginning of the year; accordingly, average shares outstanding have been reduced and pro forma interest expense on the purchase price from January 1, 1997 to the repurchase date of $7 million, pre-tax has been included.

     The impact on the pro forma statement of income of the ENSERCH and LCC acquisitions and share repurchase is as follows (in millions, except shares):

                                                                          SHARE
                                                      ENSERCH    LCC    REPURCHASE    TOTAL
                                                      -------   -----   ----------   -------
   Operating Revenues..............................   $1,277    $  93     $          $ 1,370
   Operating Expenses..............................    1,235       71                  1,306
                                                      ------    -----     ------     -------
   Operating Income................................       42       22                     64
   Other Income (Deductions) -- Net................        1        5                      6
                                                      ------    -----     ------     -------
   Income before Interest and Income Taxes.........       43       27                     70
   Interest and Other Charges......................       51        3          7          61
                                                      ------    -----     ------     -------
   Income before Income Taxes......................       (8)      24         (7)          9
   Income Tax Expense..............................        1       10         (3)          8
                                                      ------    -----     ------     -------
   Net Income......................................   $   (9)   $  14     $   (4)    $     1
                                                      ======    =====     ======     =======
   Average Shares of Common Stock Outstanding
   (thousands).....................................    9,430    7,771     (2,921)     14,280

(b) The Energy Group historical financial statements have been adjusted to reflect the Peabody Sale. See "Pro Forma Financial Information of the TEG Group's Businesses to be Acquired" included elsewhere herein. Certain amounts have been reclassified to conform to Texas Utilities' financial statement presentation.


(c) Represents estimated costs associated with the Acquisition. Includes estimated expenses of $2 million to be incurred by Texas Utilities for legal, accounting, printing and similar expenses relating to the registration of Texas Utilities Common Stock, which will be charged directly to Common Stock equity as stock issuance costs, and $136 million for Stamp Duty, financial advisory and other payments as a result of the Acquisition. Does not include cash payments for executive contracts and other benefits, severance and out placement costs for employees that may result from the Acquisition.

(d) Represents the excess of cost over the fair value assigned to net assets acquired (goodwill), which is to be amortized over 40 years. The excess amount is summarized below:


Texas Utilities purchase price (see Note e).................  $7,373
Estimated costs of Acquisition (see Note c).................     136
Proceeds from exercise of The Energy Group stock options....     (36)
Estimated purchase accounting adjustments:
  Write off The Energy Group goodwill.......................   1,715
  Record present value adjustments for commitments,
     obligations and contracts..............................   1,200
                                                              ------
          Total.............................................  10,388
Net assets of the TEG Group's Businesses to be Acquired.....   4,171
                                                              ------
Goodwill....................................................  $6,217
                                                              ======
Annual amortization over 40 years...........................  $  155
Less goodwill amortization recorded by the TEG Group's
  Businesses to be Acquired.................................      76
                                                              ------
Incremental goodwill amortization...........................  $   79
                                                              ======


(e) Cost of Acquisition and The Energy Group Ordinary Shares to be converted into New Texas Utilities Shares, in millions of US dollars, except per share amounts:


                                                                      PURCHASED FOR
                                                                    -----------------
                                                          SHARES     CASH     SHARES
                                                          -------   -------   -------
The Energy Group Ordinary Shares outstanding at December
  31, 1997 (000)........................................  520,858
The Energy Group Ordinary Shares to be issued in
  connection with stock plans (000).....................    9,507
                                                          -------
  Pro forma The Energy Group Ordinary Shares (000)......  530,365   477,329    53,036
Per share price 840p ($13.86) cash, 865p ($14.27)
  stock.................................................            $ 13.86   $ 14.27



                                                           TOTAL     CASH     SHARES
                                                          -------   -------   -------
Total purchase price, assuming 100% acceptance..........  $ 7,373   $ 6,616   $   757
Assumed per share value of Texas Utilities Common Stock....................   $    40
                                                                              -------
Assumed New Texas Utilities Shares to be issued............................    18,925
                                                                              =======



     The actual number of shares to be issued upon exchange of The Energy Group Ordinary Shares in the Acquisition will be determined by reference to the exchange ratio and the actual number of shares of The Energy Group Ordinary Shares submitted for exchange into New Texas Utilities Shares. The per share value of New Texas Utilities Shares to be issued will be based on the average of the closing prices of Texas Utilities Common Stock on the 20 dealing days ending on the Calculation Day and the Noon Buying Rate on the Calculation Day.


(f)  The cash cost of the Acquisition will be financed as follows:


                                                                        ANNUAL
                                                              AMOUNT   INTEREST
                                                              ------   --------
Use of The Energy Group cash................................  $2,083     $ --
TU Acquisitions borrowing at 8.5%...........................   2,348      200
Texas Utilities borrowing at 6.6%...........................   2,185      144
                                                              ------     ----
          Total.............................................  $6,616     $344
                                                              ======     ====



     Financing fees to obtain the Acquisition debt will total $87 million. Amortization in the first year is $15 million.

     The Energy Group's annual interest requirement on its debt outstanding at 30 September 1997 is L176 million or $288 million; some $23 million greater than interest expense incurred by The Energy Group's Businesses to be Acquired.


     Interest on the present value of commitments, obligations and contracts is $47 million for the year, including the impact of non-deductible interest for tax purposes.



     The total pro forma increase to interest and other charges is $429 million.



(g) A final determination of the required purchase accounting adjustments cannot be made at this time; following the Acquisition, a determination of the fair value and tax basis of assets acquired and liabilities assumed will be made. The earnings results will vary from the pro forma earnings shown.


     Estimated costs to be incurred by Texas Utilities and The Energy Group as a result of the Acquisition and Peabody Sale have been excluded from the Unaudited Pro Forma Statements of Income. The unaudited pro forma statement of income does not reflect any operating efficiencies and annual cost savings Texas Utilities expects to achieve as a result of the Acquisition.


(h) Represents reversal of certain operating expenses recorded by The TEG Group's Businesses to be Acquired, for which a liability for the present value of commitments, obligations and contracts will be made in purchase accounting, and amortization of fixed lease payments over the revised economic life of power plants under lease arising from alternative operating methodologies.



(i) Represents taxes on temporary differences at the effective rate of 31.5 per cent. for U.K. taxable adjustments and taxes at 35 per cent. for U.S. taxable adjustments. The U.S. taxes also give effect to the benefit of U.S. foreign tax credits.

                        PRO FORMA FINANCIAL INFORMATION

                  OF THE TEG GROUP'S BUSINESSES TO BE ACQUIRED

The Energy Group publishes its financial statements based on United Kingdom generally accepted accounting principles (UK GAAP) denominated in pounds sterling. The Energy Group has a 31 March fiscal year end. Public financial information of The Energy Group for the period ended 31 December 1997 is not in sufficient detail to allow separation of Peabody's financial information. Therefore, The Energy Group's semi-annual financial statements as of 30 September 1997 and for the six months then ended, which are more complete, have been combined with its statement of income for the six months ended 31 March 1997, and have been used for the purpose of presenting pro forma financial information.

The following unaudited condensed pro forma financial statements give effect to adjustments to convert The Energy Group's financial statements to the basis of United States generally accepted accounting principles (US GAAP) and to the Peabody Sale. The financial information for the resulting businesses to be acquired in the Acquisition is converted to US dollars for purposes of combining with Texas Utilities' financial information. Amounts denominated in UK pounds sterling are translated to US dollars at the rate of L1 = $1.64, which was the exchange rate at 30 September 1997 and the average exchange rate for the year then ended. The unaudited condensed pro forma balance sheet as of 30 September 1997 is presented as if the Peabody Sale had occurred on that date. The unaudited condensed pro forma statement of income for the year ended 30 September 1997 is presented as if the Peabody Sale had occurred at the beginning of the period.


The unaudited pro forma financial statements are based on the assumptions set forth in the accompanying notes and should be read in conjunction with the historical financial statements of The Energy Group and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of The Energy Group included in Appendix IV hereto. The unaudited pro forma statement of income is not necessarily indicative of the financial results that would have occurred had the Peabody Sale been consummated on the indicated dates, nor are they necessarily indicative of future financial results.

                   THE TEG GROUP'S BUSINESSES TO BE ACQUIRED

               UNAUDITED CONDENSED PRO FORMA STATEMENT OF INCOME
                      FOR THE YEAR ENDED 30 SEPTEMBER 1997
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                         UK GAAP                                         US GAAP
                          --------------------------------------   ----------------------------------------------------

                             SIX MONTHS ENDED
                          -----------------------    YEAR ENDED    ADJUST TO    YEAR ENDED      DEDUCT
                          31 MARCH   30 SEPTEMBER   30 SEPTEMBER      US       30 SEPTEMBER     PEABODY
                            1997         1997           1997        GAAP(a)        1997       (b) AND (c)   ADJUSTMENTS
                          --------   ------------   ------------   ---------   ------------   -----------   -----------
                             L            L              L             L            L              L             L
Turnover................   2,519        2,007          4,526                      4,526         (1,338)
Costs and overheads less
  other income..........   2,222        1,836          4,058            9         4,067         (1,187)          (9)(e)
                           -----        -----          -----          ---         -----         ------          ---
Operating profit........     297          171            468           (9)          459           (151)           9
Interest income.........      35           44             79                         79
                           -----        -----          -----          ---         -----         ------          ---
Income before interest
  and income taxes......     332          215            547           (9)          538           (151)           9
Interest payable and
  similar charges.......      72          109            181           14           195            (33)
                           -----        -----          -----          ---         -----         ------          ---
Profit on ordinary
  activities before
  taxation..............     260          106            366          (23)          343           (118)           9
Taxation charge for
  period -- on
  results...............     (81)         (28)          (109)           6          (103)            41          (26)(f)
                           -----        -----          -----          ---         -----         ------          ---
Profit (loss) before
  extraordinary item....     179           78            257          (17)          240            (77)         (17)
Extraordinary item --
  windfall profit
  taxation..............                 (112)          (112)                      (112)
                           -----        -----          -----          ---         -----         ------          ---
Net profit (loss).......     179          (34)           145          (17)          128            (77)         (17)
                           =====        =====          =====          ===         =====         ======          ===
Earnings (loss) per
  ordinary share:
Before extraordinary
  item..................    34.5p        15.0p          49.5p                    46.1 p
Extraordinary item......                (21.5)         (21.5)                     (21.5)
                           -----        -----          -----
        Total...........    34.5p        (6.5)p         28.0p                    24.6 p
                           -----        -----          -----
Dividends declared per
  ordinary share........     5.5p         8.0p          13.5p                      13.5p

                                  US GAAP
                          ------------------------
                           THE TEG       THE TEG
                           GROUP'S       GROUP'S
                          BUSINESSES   BUSINESSES
                            TO BE         TO BE
                           ACQUIRED    ACQUIRED(d)
                          ----------   -----------
                              L             $
Turnover................    3,188         5,228
Costs and overheads less
  other income..........    2,871         4,708
                            -----         -----
Operating profit........      317           520
Interest income.........       79           129
                            -----         -----
Income before interest
  and income taxes......      396           649
Interest payable and
  similar charges.......      162           265
                            -----         -----
Profit on ordinary
  activities before
  taxation..............      234           384
Taxation charge for
  period -- on
  results...............      (88)         (144)
                            -----         -----
Profit (loss) before
  extraordinary item....      146           240
Extraordinary item --
  windfall profit
  taxation..............     (112)         (184)
                            -----         -----
Net profit (loss).......       34            56
                            =====         =====
Earnings (loss) per
  ordinary share:
Before extraordinary
  item..................     28.0p        $ .46
Extraordinary item......    (21.5)         (.35)
                            -----         -----
        Total...........      6.5p        $ .11
                            -----         -----
Dividends declared per
  ordinary share........     13.5p        $ .22


                                   See notes.

                   THE TEG GROUP'S BUSINESSES TO BE ACQUIRED

                  UNAUDITED CONDENSED PRO FORMA BALANCE SHEET
                               30 SEPTEMBER 1997
                                 (IN MILLIONS)

                               UK                            US        PEABODY SALE(b)     TEG GROUP'S   TEG GROUP'S
                              GAAP                          GAAP      ------------------   BUSINESSES    BUSINESSES
                           HISTORICAL      US GAAP       HISTORICAL   PEABODY     SALE        TO BE         TO BE
                              TEG       ADJUSTMENTS(a)      TEG       BALANCES   ENTRIES    ACQUIRED     ACQUIRED(d)
                           ----------   --------------   ----------   --------   -------   -----------   -----------
                               L              L              L           L          L           L             $
Fixed Assets.............    3,986                         3,986       (2,306)                1,680         2,755
Investments..............       83                            83          (35)                   48            79
Goodwill.................                   1,046          1,046                              1,046         1,715
Current Assets:
  Cash...................      895                           895         (180)    1,270       1,985         3,256
  Short-term deposits....      408                           408                                408           669
  Debtors................    1,714                         1,714         (871)                  843         1,383
  Stocks.................      309                           309         (157)                  152           249
  Other..................       11                            11                                 11            18
                             -----          -----          -----       ------     -----       -----        ------
          Total..........    3,337                         3,337       (1,208)    1,270       3,399         5,575
                             -----          -----          -----       ------     -----       -----        ------
Other Assets.............                     110            110           (7)                  103           169
                             -----          -----          -----       ------     -----       -----        ------
          Total Assets...    7,406          1,156          8,562       (3,556)    1,270       6,276        10,293
                             =====          =====          =====       ======     =====       =====        ======
Capitalization:
  Equity shareholders'
     funds...............    1,726            805          2,531       (1,211)    1,223       2,543         4,171
  Long-term loans........    2,050                         2,050         (435)                1,615         2,649
                             -----          -----          -----       ------     -----       -----        ------
          Total..........    3,776            805          4,581       (1,646)    1,223       4,158         6,820
Current Liabilities:
  Short-term borrowings
     and
     overdrafts..........      718                           718                                718         1,178
  Other creditors........    1,406                         1,406         (646)       47         807         1,323
                             -----          -----          -----       ------     -----       -----        ------
          Total..........    2,124                         2,124         (646)       47       1,525         2,501
Accumulated Deferred
  Income Taxes...........                     431            431          (10)                  421           690
Provisions for
  Liabilities and
  Charges................    1,506            (80)         1,426       (1,254)                  172           282
                             -----          -----          -----       ------     -----       -----        ------
          Total
           Capitalization
            and
           Liabilities...    7,406          1,156          8,562       (3,556)    1,270       6,276        10,293
                             =====          =====          =====       ======     =====       =====        ======

                                   See notes.

                   THE TEG GROUP'S BUSINESSES TO BE ACQUIRED

          NOTES TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

(a) Reflects estimated adjustments relating to differences in accounting for goodwill, income taxes and pensions between UK GAAP and US GAAP.


(b) Reflects the removal of the assets and liabilities of Peabody from the balance sheet, proceeds from the Peabody Sale of L1,270 million, and the removal of Peabody's operating results from The Energy Group's statement of income.



(c) Turnover and operating profit were published by The Energy Group. Interest income, interest payable and similar charges, taxation charge and earnings per ordinary share for the period were estimated by Texas Utilities from information in the published financial data.


(d) Converted to US dollars at the exchange rate in effect at 30 September 1997 as to the balance sheet and at the average exchange rate for the year as to the statement of income.

(e)  Eliminate expenses of previous potential merger.


(f)  Eliminate group relief provided by previous parent for nil consideration.

                                  APPENDIX VII

             CERTAIN MARKET, DIVIDEND AND EXCHANGE RATE INFORMATION

1  MARKET PRICE DATA

     The principal trading markets for the Texas Utilities Common Stock are the NYSE, CSE and PSE. The following table sets out for the periods indicated the reported high and low prices on the NYSE Composite Tape and the Equivalent prices for Energy Group Securities:

                                                                                          TEXAS UTILITIES
                                                                                             PRICE PER
                            PRICE PER SHARE OF                                               EQUIVALENT
                             TEXAS UTILITIES      TEXAS UTILITIES PRICE PER EQUIVALENT      ENERGY GROUP
                               COMMON STOCK               ENERGY GROUP SHARE*                   ADS*
                            ------------------    ------------------------------------    ----------------
                             HIGH        LOW            HIGH                LOW            HIGH      LOW
                            -------    -------    ----------------    ----------------    ------    ------
1995:
  First Quarter...........  $35        $30 1/8    L--       $--       L--       $--       $--       $--
  Second Quarter..........  36 1/8     31 5/8
  Third Quarter...........  35         32 5/8
  Fourth Quarter..........  41 1/4     34 1/4
1996:
  First Quarter...........  $42 7/8    $38 7/8
  Second Quarter..........  42 3/4     38 1/2
  Third Quarter...........  43 3/4     39 3/8
  Fourth Quarter..........  42 1/8     38 3/4
1997:
  First Quarter...........  $42        $33 3/4
  Second Quarter..........  37         31 1/2
  Third Quarter...........  33 3/16    33 1/2
  Fourth Quarter..........
1998:
  Through     ............

     *Calculated by multiplying the Texas Utilities Common Stock price per share by an assumed exchange ratio of -- New Texas Utilities Shares for each Energy Group Share and -- New Texas Utilities Shares for each Energy Group ADS. Prices for Energy Group Shares have been converted to pounds sterling based on an assumed exchange rate of $-- per L1.

     On 27 February 1998, the last day on which shares of Texas Utilities Common Stock traded prior to the public announcement of the Texas Utilities Offer, the closing price per share of Texas Utilities Common Stock on the NYSE Composite Tape was $--.

     Because the market price of Texas Utilities Common Stock is subject to fluctuation, the market value of the New Texas Utilities Shares may be more or less than the current estimate. When making their investment decision, holders of Energy Group Securities are urged to obtain current market quotations for Texas Utilities Common Stock.

                                      VII-1

     The principal trading market for Energy Group Shares is the London Stock Exchange and the principal trading market for Energy Group ADSs is the NYSE. Energy Group Shares have been listed and traded on the London Stock Exchange and Energy Group ADSs have been listed and traded on the NYSE since 24 February 1997. The following table sets out for the periods indicated, the reported high and low Closing Prices for Energy Group Shares in pence and (on the conversion basis described below) in US dollars, and high and low closing prices for Energy Group ADSs on the NYSE as reported on the NYSE Composite Tape. Each Energy Group ADS represents four Energy Group Shares.



                                                                                  PRICE PER
                                                                                 ENERGY GROUP
                                              PRICE PER ENERGY GROUP SHARE*          ADS
                                             --------------------------------    ------------
                                                  HIGH              LOW          HIGH    LOW
                                             --------------    --------------    ----    ----
1997:
  First Quarter............................  L--      $--      L--      $--      $--     $--
  Second Quarter...........................
  Third Quarter............................
  Fourth Quarter...........................
1998:
  First Quarter (to - March)...............
  Through          ........................


     *Prices have been converted to US dollars based upon an assumed exchange rate of $- per L1.


     On 27 February 1998, the last dealing day prior to the announcement of the Texas Utilities Offer, the Closing Price for Energy Group Shares was -, and the closing price on the NYSE Composite Tape for the Energy Group ADSs was $-.


     The following table shows the Closing Price for Energy Group Shares and the closing price on the NYSE Composite Tape for shares of Texas Utilities Common Stock, in each case for the first dealing day that both the London Stock Exchange and the NYSE were open for business in each month from August 1997 to March 1998, for 23 January 1998 (the last dealing day before the commencement of the offer period) and for - March 1998 (the latest practicable date before posting this Offer Document):

                                                     PRICE PER SHARE
                  ENERGY GROUP                      OF TEXAS UTILITIES
                  SHARE PRICE                          COMMON STOCK
      Date         (IN PENCE)          Date            (in dollars)
      ----        ------------   ----------------   ------------------
1 August 1997         -.-           1 August 1997          -.-
1 September 1997      -.-        2 September 1997          -.-
1 October 1997        -.-          1 October 1997          -.-
3 November 1997       -.-         3 November 1997          -.-
1 December 1997       -.-         1 December 1997          -.-
2 January 1998        -.-          2 January 1998          -.-
23 January 1998       -.-         23 January 1998          -.-
2 February 1998       -.-         2 February 1998          -.-
2 March 1998          -.-            2 March 1998          -.-
- March 1998          -.-            - March 1998          -.-

                                      VII-2

2  DIVIDEND DATA

                                                                    DIVIDENDS DECLARED
                                              ---------------------------------------------------------------
                                                           HISTORICAL
                                              ------------------------------------
                                                TEXAS                                 PRO FORMA ENERGY GROUP
                                              UTILITIES         ENERGY GROUP               EQUIVALENT*
                                              ---------   ------------------------   ------------------------
                                                           ORDINARY SHARE     ADS     ORDINARY SHARE     ADS
                                                          ----------------   -----   ----------------   -----
Year ended 31 December 1993.................    $3.08       L                $         L        $       $
                            1994............    $3.08
                            1995............    $2.81
                            1996............    $2.03
                            1997............

     *Calculated by multiplying the dividends paid per share of Texas Utilities Common Stock by an assumed exchange ratio of - New Texas Utilities Shares for each Energy Group Share and - shares of New Texas Utilities Shares for each Energy Group ADS. Dividends per equivalent Energy Group Share have been converted from US dollars to pounds sterling at an assumed exchange rate of $ - per L1.

     Texas Utilities declared common stock dividends payable in cash in each year since its incorporation in 1945. In February 1998, Texas Utilities declared a regular quarterly dividend of 55 cents per share payable 1 April 1998 to shareholders of record on - March 1998. [Holders of Energy Group Securities who receive Texas Utilities Common Stock in connection with the Texas Utilities Offer will not be entitled to this dividend or any other dividend subsequently declared with a record date prior to the date the Texas Utilities Offer becomes wholly unconditional.]

     [History of TEG Dividends].

3  EXCHANGE RATE DATA

     The following table shows, for the periods and dates indicated, certain information regarding the exchange rate for the pound sterling, based on the Noon Buying Rate, expressed in dollars per L1.

                                                       PERIOD     AVERAGE
               YEAR ENDED 31 DECEMBER                   END        RATE*      HIGH      LOW
               ----------------------                 --------    -------    ------    ------
1993................................................
1994................................................
1995................................................
1996................................................
1997................................................

---------------

* The average of the Noon Buying Rates on the last day of each month during the period.


     On 2 March 1998, the date of announcement of the original Texas Utilities offer, the Noon Buying Rate for the pound sterling was $ - per L1.


                                      VII-3

                                 APPENDIX VIII

                             ADDITIONAL INFORMATION

1  RESPONSIBILITY


(a) The Directors of TU Acquisitions (namely Erle Nye, Chairman and Chief
    Executive of Texas Utilities, H. Jarrell Gibbs [          ], Michael J.
    McNally [Chief Financial Officer of TU Acquisitions] and Robert A. Wooldridge, [General Counsel to TU Acquisitions]), accept responsibility for the information contained in this document, save that the only responsibility accepted by them in respect of the information contained in this document relating to the TEG Group, which has been compiled from published sources, including the joint press announcement made by the Boards of Texas Utilities and The Energy Group on 2 March 1998, has been to ensure that such information has been correctly and fairly reproduced and presented. Save as aforesaid, to the best of the knowledge and belief of the Directors of TU Acquisitions (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.



(b) The statement set out in paragraph (a) above is included solely to comply with the requirements of Rule 19.2 of the City Code and shall not be deemed to establish or expand liability under the Securities Act.


2  DIRECTORS

(a) The Directors of TU Acquisitions are:

Erle Nye
H. Jarrell Gibbs
Michael J. McNally
Robert A. Wooldridge

     The registered office of TU Acquisitions is Kempson House, Camomile Street, London EC3A 7AN.

(b) The Directors of The Energy Group are:

Derek C. Bonham                                   -- Chairman
John F. Devaney                                   -- Chief Executive -- Eastern
Irl F. Engelhardt                                 -- Chief Executive -- Peabody
Eric E. Anstee                                    -- Finance Director
Baroness Hogg                                     -- Non-executive Director
David P. Nash                                     -- Non-executive Director
John Neerhout, Jr.                                -- Non-executive Director

3  PRINCIPAL PURCHASES


     In accordance with normal United Kingdom practice, TU Acquisitions or its nominees or brokers (acting as agents for TU Acquisitions) or a subsidiary of Texas Utilities (other than TU Acquisitions) may make certain purchases of Energy Group Securities outside the United States during the period in which the Texas Utilities Offer remains open for acceptance, and affiliates of Merrill Lynch [Note: LEHMAN TO CONFIRM WHETHER THEY NEED THIS RELIEF] will continue to act as market makers and principal traders for Energy Group Shares on the London Stock Exchange, pursuant to relief granted by the SEC staff from Rule 10b-13 under the Exchange Act. In accordance with the terms of this relief, among other things, (i) such purchases may not be effected within the United States, (ii) information regarding such purchases must be disclosed in the United States by press release to the extent disclosure is required pursuant to the City Code, and (iii) TU


                                     VIII-1

Acquisitions and any such other persons must comply with any applicable rules of United Kingdom regulatory organisations.

4  SHAREHOLDINGS AND DEALINGS

     In this paragraph:

     "DISCLOSURE PERIOD" means the period commencing 26 January 1997 (the date 12 months prior to the commencement of the Offer period in relation to The Energy Group) and ending on - - 1998 (the latest practicable date prior to the publication of this document);

     "RELEVANT ENERGY GROUP SECURITIES" means Energy Group Securities, including any securities convertible into rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, such Energy Group Securities;

     "RELEVANT TEXAS UTILITIES SECURITIES" means Texas Utilities Common Stock, including any securities convertible into rights to subscribe for, or options (including traded options) in respect of, or derivatives referenced to, such Texas Utilities Common Stock;

     "ARRANGEMENT" includes indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature which may be an inducement to deal or refrain from dealing; and

     "ASSOCIATE" means, in relation to any company, any member of the company's group and any associated company of any member of the company's group, their banks and financial and other professional advisers (including stockbrokers), including persons controlling, controlled by or under the same control as such banks or financial or other professional advisers, their directors and such directors' close relatives and related trusts and their pension funds.


(A) SHAREHOLDINGS AND DEALINGS IN RELEVANT TEXAS UTILITIES SECURITIES



(a) Texas Utilities



     (i) The holdings in relevant Texas Utilities securities including interests in deferred incentive plans referenced to Texas Utilities Common Stock in which the Directors of Texas Utilities and the Directors of TU Acquisitions were interested as at [27 February] 1998 are set out in the table below:



                                                                      INTEREST IN BENEFIT PLANS
                                               SHARES IN TEXAS         REFERENCED TO SHARES OF
                                                  UTILITIES                TEXAS UTILITIES
                  NAME                          COMMON STOCK                COMMON STOCK
                  ----                    -------------------------   -------------------------
Jerry S. Farrington.....................            20,414                     52,275
Bayard H. Friedman......................             2,416                      4,421
H. Jarrell Gibbs........................             9,046                     28,713
William H. Griffin......................            30,000                      4,421
Kernay Laday............................               600                      4,421
Margaret Maxey..........................             5,097                      4,421
Michael J. McNally......................             9,012                     22,172
James Middleton.........................             3,000                      2,013
Erle Nye................................            49,425                     54,462
James E. Oesterricher...................             1,600                      2,013
Charles R. Perry........................             1,000                      4,421
Herbert H. Richardson...................             1,700                      1,791
Robert A. Wooldridge....................          6005.241                         --



     (ii) As at [26 January 1998] (the latest practicable date prior to publication of this document) the Texas Utilities Deferred and Incentive Compensation Plan held 524,465 shares of Texas Utilities Common Stock;


                                     VIII-2

     (iii)As at [26 January 1998] (the latest practicable date prior to publication of this document), the Texas Utilities Deferred Compensation Plan for the Outside Directors held 31,592 shares of Texas Utilities Common Stock;



     (iv) As at [25 February] (the latest practicable date prior to publication of this document) the Texas Utilities Employees' Thrift Plan held [6,907,028.09] shares of Texas Utilities Common Stock;



     (v) As at [27 February 1998] (the latest practicable date prior to publication of this document), the Texas Utilities Dividend Reinvestment Plan held 8,378,795 shares of Texas Utilities Common Stock;



     (vi) As at [27 February 1998] (the latest practicable date prior to the publication of this document), the Texas Utilities ENSAVE Plan held
            [          ] shares of Texas Utilities Common Stock;



     (vii) As at [27 February 1998] (the latest practicable date prior to the publication of this document), Lehman Brothers was interested in
            [          ] shares of Texas Utilities Common Stock;



     (viii) As at [27 February 1998] (the latest practicable date prior to the publication of this document), Merrill Lynch was interested in
            [          ] shares of Texas Utilities Common Stock;



     (ix) As at [27 February 1998] (the latest practicable date prior to the publication of this document), The Texas Utilities Dividend Reinvestment Plan was interested in [8,267,874] shares of Texas Utilities Common Stock;



     (x) As at [27 February 1998] (the latest practicable date prior to publication of this document) members of Worsham, Forsythe & Wooldridge, LLP were interested in the following shares of Texas Utilities Common Stock:



                                                 NUMBER OF SHARES OF TEXAS
                     NAME                         UTILITIES COMMON STOCK
                     ----                        -------------------------
Robert A Wooldridge............................          [6005.241]
Timothy A Mack.................................           [628,675]
Brian Dethrow (as beneficiary under trusts)....               [705]
Earl F. Forsythe...............................            [12,000]
Allen Nye......................................           [245.347]
Don Clevenger..................................            [21,065]
Jos I Worsham..................................            [21,181]
Christina Corbo................................            [20.838]
David C Lonergan (children's trust)............            [85.138]
Neil Anderson (held by children)...............               [300]



     (xi) During the period from 26 January 1997 to [27 February] 1998, the Directors of Texas Utilities and the Directors of TU Acquisitions have dealt for value in shares of Texas Utilities Common Stock and derivatives referenced to Texas Utilities Common stock as follows:



                                                                       NUMBER OF SHARES IN
                                                                         TEXAS UTILITIES      PRICE
    NAME           DATE                NATURE OF TRANSACTION              COMMON STOCK         ($)
    ----           ----                ---------------------           -------------------   -------
Jerry S        August-        Acquisition under Employees' Thrift               458           36.125-
                              Plan
Farrington     December 1997                                                                  36.4375
               August-        Automatic Dividend reinvestment of                300             *
               December 1997  derivative securities
Bayard H       August-        Automatic Dividend reinvestment of                 40             *
Friedman       December 1997  derivative securities
H Jarrell      01/10/97       Acquisition (Dividend reinvestment)               118           36.307
Gibbs                         under Employees' Thrift Plan
               07/10/97       Contribution under Employees' Thrift               82           36.435
                              Plan
               05/11/97       Contribution under Employees' Thrift               83           35.875
                              Plan
               08/12/97       Contribution under Employees Thrift                62           40.187
                              Plan


                                     VIII-3

                                                                       NUMBER OF SHARES IN
                                                                         TEXAS UTILITIES      PRICE
    NAME           DATE                NATURE OF TRANSACTION              COMMON STOCK         ($)
    ----           ----                ---------------------           -------------------   -------
               02/01/98       Acquisition (shares held as cash) under           115           41.625
                              the Employees' Thrift Plan
               02/01/98       Acquisition (shares held as cash) under             9           41.500
                              the Employees' Thrift Plan
               02/01/98       Automatic Dividend reinvestment                     1           41.191
               09/02/98       Contribution under Employees' Thrift               72           40.687
                              Plan
               01/10/97       Automatic dividend reinvestment                    74           35.678
               02/01/98       Automatic dividend reinvestment                    68           41.191
               01/10/97       Automatic dividend reinvestment                   100           35.678
               02/01/98       Automatic dividend reinvestment                    93           41.191
William H      August-        Automatic dividend reinvestment of                 40             *
Griffin        December 1997  derivative securities
               30.03.97       Purchase                                        5,000           34.875
               06.06.97       Purchase                                        5,000           32.500
Kernay Laday   August-        Automatic dividend reinvestment of                 40             *
               December 1997  derivative securities
               21.10.97       Sale                                              200           37.3125
Margaret N     August-        Automatic dividend reinvestment of                 40             *
Maxey          December 1997  derivative securities
               18.03.97       Purchase                                           98           36.625
               01.10.97       Purchase                                           35           35.679
               02.01.98       Purchase                                           32           41.191
Michael J      08/09/97       Contribution under Employees' Thrift               66           35.250
McNally                       Plan
               01/10/97       Dividend reinvestment under Employees'             13           36.307
                              Thrift Plan
               07/10/98       Contribution under Employees' Thrift               64           36.435
                              Plan
               05/11/97       Contribution under Employees' Thrift               21           35.875
                              Plan
               02/01/98       Dividend reinvestment under Employees'             13           41.625
                              Thrift Plan
               02/01/98       Acquisition (shares held as cash) under             8           41.500
                              Employees' Thrift Plan
               09/02/98       Contribution under Employees' Thrift               57           40.687
                              Plan
               01/10/97       Automatic dividend reinvestment                   165           35.678
               02/01/98       Automatic dividend reinvestment                   151           41.191
               01/10/97       Automatic dividend reinvestment                    91           35.678
               01/02/98       Automatic dividend reinvestment                    83           41.191
James A        August-        Automatic dividend reinvestment of                 40             *
Middleton      December 1997  derivative securities
Erle Nye       06.03.97       Contribution under Employees' Thrift               85           38.50
                              Plan
               04.01.97       Contribution under Employees' Thrift              303           34.151
                              Plan
               31.03.97       Acquisition under qualified plan                4,793           34.250
                              (intra-plan transfer)
               01.10.97       Dividend reinvestment under Employees'            299           36.307
                              Thrift Plan
               01.10.97       Automatic Dividend reinvestment                     5           35.679
               01.10.97       Automatic Dividend reinvestment                     3           35.679
               01.10.97       Automatic Dividend reinvestment                    43           35.679


                                     VIII-4

                                                                       NUMBER OF SHARES IN
                                                                         TEXAS UTILITIES      PRICE
    NAME           DATE                NATURE OF TRANSACTION              COMMON STOCK         ($)
    ----           ----                ---------------------           -------------------   -------
               02.01.98       Dividend reinvestment under Employees'            279           41.625
                              Thrift Plan
               02.01.98       Acquisition (shares held as cash) under            20           41.500
                              Employees' Thrift Plan
               02.01.98       Automatic Dividend reinvestment                     2           41.191
               02.01.98       Automatic Dividend reinvestment                     3           41.191
               02.01.98       Automatic Dividend reinvestment                    40           41.191
               09.02.98       Contribution under Employees' Thrift               78           40.687
                              Plan
               01.10.97       Automatic dividend reinvestment                   329          $35.678
               01.10.97       Automatic dividend reinvestment                   257          $35.678
               02.01.98       Automatic dividend reinvestment                   302          $41.191
               02.01.98       Automatic dividend reinvestment                   237          $41.191
James E        August-        Automatic dividend reinvestment of                 20             *
Oesterricher   December 1997  derivative securities
Charles R      August-        Automatic dividend reinvestment of                 40             *
Perry          December 1997  derivative securities
Herbert H      August-        Automatic dividend reinvestment of                 20            *
Richardson     December 1997  derivative securities
               04.04.97       Purchase                                          200           34.500
               09.06.97       Purchase                                          200           32.750
               02.07.97       Purchase                                          200           34.875
Robert A       21.03.97       Purchase                                        1,000           34.750
Wooldridge
               01.04.97       Dividend reinvestment                          25.627           34.922
               01.07.97       Dividend reinvestment                          26.522           34.253
               01.10.97       Dividend reinvestment                          25.834           35.703
               02.01.98       Dividend reinvestment                          23.787           41.216



     (xii)During the [disclosure period/period from 26 January 1997 to 27 January 1998], the Texas Utilities Deferred and Incentive Compensation Plan carried out the following dealings for value in shares of Texas Utilities Common Stock:



                                     NUMBER OF SHARES OF
                                       TEXAS UTILITIES
  DATE      NATURE OF TRANSACTION       COMMON STOCK
  ----      ---------------------    -------------------
06.02.97  Participant Forfeiture            (5,918)
01.04.97  Dividend reinvestment              6,786
14.04.97  Participant Forfeiture            (4,490)
01.07.97  Dividend reinvestment              6,954
01.07.97  New Plan Year Allocation         151,222
01.10.97  Dividend reinvestment              7,547
02.01.98  Dividend reinvestment              6,911



No other transactions took place until 06.03.98 and none are expected until
01.04.98 dividend;


                                     VIII-5

     (xiii)
          During the [disclosure period/period from 26 January 1997 to 27 January 1998], the Texas Utilities Deferred Compensation Plan for Outside Directors carried out the following dealings for value in shares of Texas Utilities Common Stock:



                                     NUMBER OF SHARES OF
                                       TEXAS UTILITIES
  DATE      NATURE OF TRANSACTION       COMMON STOCK
  ----      ---------------------    -------------------
01.04.97  Dividend reinvestment                303
01.07.97  Dividend reinvestment                314
01.07.97  New Plan Year Allocation           9,948
01.10.97  Dividend reinvestment                452
02.01.98  Dividend reinvestment                416



No other transactions took place until 25.02.98 and none are expected until
01.04.98 dividend;



     (xiv)A summary of the dealings for value carried out by The Texas Utilities Employees' Thrift Plan during the period 26 January 1997 to [3 March] 1998 is set out below and a full list of such dealings is available for inspection as described at paragraph [18]:



                                                                         NO. OF SHARES OF
                                                                         TEXAS UTILITIES     PRICE
   NAME          DATE                  NATURE OF TRANSACTION               COMMON STOCK       ($)
   ----          ----                  ---------------------             ----------------   -------




     (xv) A summary of dealings for value carried out by The Texas Utilities Dividend Reinvestment Plan during the period 26 January 1997 to [3 March 1998] is set out below and a full list of such dealings is available for inspection as described in paragraph [18];



                                                                         NO. OF SHARES OF
                                                                         TEXAS UTILITIES     PRICE
   NAME          DATE                  NATURE OF TRANSACTION               COMMON STOCK       ($)
   ----          ----                  ---------------------             ----------------   -------




     (xvi)A summary of dealings for value carried out by Lehman Brothers during the period 26 January 1997 to [3 March 1998] is set out below and a full list of such dealings is available for inspection as described in paragraph [18];



                                                                         NO. OF SHARES OF
                                                                         TEXAS UTILITIES     PRICE
   NAME          DATE                  NATURE OF TRANSACTION               COMMON STOCK       ($)
   ----          ----                  ---------------------             ----------------   -------




     (xvii)
          A summary of dealings for value carried out by Merrill Lynch during the period 26 January 1997 to [3 March 1998] is set out below and a full list of such dealings is available for inspection as described in paragraph [18];


                                     VIII-6

                                                                         NO. OF SHARES OF
                                                                         TEXAS UTILITIES     PRICE
   NAME          DATE                  NATURE OF TRANSACTION               COMMON STOCK       ($)
   ----          ----                  ---------------------             ----------------   -------




     (xviii)
          During the disclosure period, the members of Worsham, Forythe & Wooldridge, LLP have carried out the following dealings for value in shares of Texas Utilities Common Stock:



                                                                             NO. OF SHARES OF
                                                                             TEXAS UTILITIES     PRICE
             NAME                  DATE         NATURE OF TRANSACTION          COMMON STOCK       ($)
             ----                  ----         ---------------------        ----------------   -------
Christina Corbo................  08/09/97  Initial Purchase                       14.165        35.25
                                 13/10/97  Purchase                                1.391        35.9340
                                 27/10/97  Purchase                                1.361        36.7270
                                 01/12/97  Purchase                                1.248        40.0550
                                 29/12/97  Purchase                                1.223        40.875
                                 02/01/98  Dividend reinvestment                    .243        41.2160
                                 26/01/98  Purchase                                1.207        41.4170
Don Clevenger..................  02/09/97                                         14.181        35.2594
                                 01/10/97  Dividend reinvestment                    .209        35.703
                                 13/10/97  Purchase                                1.391        35.9340
                                 27/10/97  Purchase                                1.361        35.7270
                                 01/12/97  Purchase                                1.248        40.0550
                                 29/12/97  Purchase                                1.223        40.875
                                 02/01/98  Dividend reinvestment                    .245        41.2160
                                 26/01/98  Purchase                                1.207        41.4170
David C. Lonergan (Custodian
  for Kathleen Lara Lonergan
  under the Texas Uniform Gift
  to Minors Act)...............  01/04/97  Dividend reinvestment                    .509        34.9220
                                 01/04/97  Dividend reinvestment                    .527        34.2530
                                 01/10/97  Dividend reinvestment                    .514        35.7030
                                 02/01/98  Dividend reinvestment                    .473        41.2160
David C. Lonergan & Debroah A.
  Lonergan (Tenants in
  Common)......................  19/02/97  Sale                                       75        40.5000
                                 01/04/97  Dividend reinvestment                   3.893        34.922
                                 01/07/97  Dividend reinvestment                   4.029        34.253
                                 09/09/97  Sale                                  266.725        35.250
David C. Lonergan (Custodian
  for Devin Lonergan under Ohio
  Uniform Gifts to Minors
  Act).........................  01/04/97  Dividend reinvestment                    .699        34.922
                                 01/07/97  Dividend reinvestment                    .699        34.253
                                 01/10/97  Dividend reinvestment                    .705        35.703
                                 02/01/98  Dividend reinvestment                    .649        41.216
Timothy A. Mack                  01/04/97  Dividend reinvestment                   8.924        34.922
                                 01/07/97  Dividend reinvestment                   9.236        34.253
                                 01/10/98  Dividend reinvestment                   8.996        35.703
                                 01/02/98  Dividend reinvestment                   8.284        41.216


                                     VIII-7

                                                                             NO. OF SHARES OF
                                                                             TEXAS UTILITIES     PRICE
             NAME                  DATE         NATURE OF TRANSACTION          COMMON STOCK       ($)
             ----                  ----         ---------------------        ----------------   -------
Allen Nye......................  01/04/97  Dividend reinvestment                   3.483        34.987
                                 01/07/97  Dividend reinvestment                   3.605        34.253
                                 01/10/97  Dividend reinvestment                   3.511        35.703
                                 01/02/98  Dividend reinvestment                   3.233        41.216
Robert A. Wooldridge...........  21/03/97  Dividend reinvestment                   1,000        34.750
                                 01/04/97  Dividend reinvestment                  25.627        34.922
                                 01/07/97  Dividend reinvestment                  26,522        34.253
                                 01/10/97  Dividend reinvestment                  25.834        35.703
                                 02/01/98  Dividend reinvestment                  23.787        41.216
Jos I. Worsham.................  24/09/97  Gift to Charitable Organisation         4,800        35.6875



     (xix)During the disclosure period, the Texas Utilities Dividend Reinvestment Plan carried out the following dealings for value in shares of Texas Utilities Common Stock:



(B) SHAREHOLDINGS AND DEALINGS IN RELEVANT ENERGY GROUP SECURITIES



(a) Texas Utilities



     (i)As at [6 March] 1988 (the latest practicable date prior to the publication of this document), Erle Nye, Chairman and Chief Executive of Texas Utilities, held 25 Energy Group ADRs;



     (ii)As at [3 March] 1998, (the latest practicable date prior to the publication of this document), Lehman Brothers was interested in [489,777] Energy Group Shares held at constituents of various baskets of securities;



     (iii)As at [4 March] 1988 (the latest practicable date prior to the publication of this document), Merrill Lynch and its affiliates were interested in [10,515,360] Energy Group Shares;



     (iv)As at [5 March] 1988 (the latest practicable date prior to the publication of this document), the Retirement Plan of the Texas Utilities Company System held 24,375 Energy Group ADRs;



     (v)During the period from 26 January 1997 to [3 March] 1998, Lehman Brothers carried out the following dealings for value in Energy Group
        Shares:



                                                                               NUMBER OF
                                                                 NATURE OF    ENERGY GROUP    PRICE
                         NAME                            DATE   TRANSACTION      SHARES        (L)
                         ----                            ----   -----------   ------------   --------



     (vi)A summary of dealings for value carried out by Merrill Lynch during the period 26 January 1997 to [3 March] 1988 is set out below and a full list of dealings is available for inspection as described in paragraph [18] of this Appendix VIII.



                                                                               NUMBER OF
                                                                 NATURE OF    ENERGY GROUP    PRICE
                         NAME                            DATE   TRANSACTION      SHARES        (L)
                         ----                            ----   -----------   ------------   --------


                                     VIII-8

(ee) Save as disclosed in this document:



      (1)neither TU Acquisitions, nor any Director of TU Acquisitions or any member of his immediate family or his related trusts, nor any person acting, or deemed to be acting, in concert with TU Acquisitions, nor any person who prior to the publication of this document committed himself to accept the Texas Utilities Offer, owns or controls or (in the case of a Director of TU Acquisitions) is interested in any relevant Energy Group securities or any relevant Texas Utilities securities, nor has any such person dealt for value in such securities during the disclosure period;



      (2)neither TU Acquisitions nor any person acting in concert with TU Acquisitions has any arrangement with any person in relation to relevant Energy Group securities or any relevant Texas Utilities securities; and



5  OTHER INFORMATION



(a)



Save as disclosed in this document there is no agreement, arrangement or understanding (including any compensation arrangement) between TU Acquisitions or any person acting in concert with it for the purposes of the Texas Utilities Offer and any of the directors, recent directors, shareholders or recent shareholders of The Energy Group having any connection with or dependence upon, or which is conditional on, the outcome of the Texas Utilities Offer.

(b) No proposal exists in connection with the Texas Utilities Offer for any payment or other benefit to be made or given by TU Acquisitions or any person acting in concert with it for the purpose of the Texas Utilities Offer to any director of The Energy Group as compensation for loss of office or as consideration for or in connection with his retirement from office.

(c) The total emoluments receivable by Directors of TU Acquisitions will not be varied as a result of the Acquisition or any other associated transactions.

(d) There is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Energy Group Securities to be acquired pursuant to the Texas Utilities Offer will be transferred to any other person.


(e) Lehman Brothers and Merrill Lynch have given and not withdrawn their respective written consents to the issue of this document with the references to their names, including, in the case of Merrill Lynch, the reference to their valuation of the Loan Notes, in the form and context in which they appear. Lehman Brothers and Merrill Lynch are regulated in the United Kingdom by The Securities and Futures Authority Limited.


(f) Save as disclosed in this document, there has been no material change in the financial or trading position of Texas Utilities since 31 December 1997 or the financial or trading position of The Energy Group since 31 March 1997.

(g) Lehman Brothers and Merrill Lynch are satisfied that the financial resources necessary to implement the Texas Utilities Offer in full are available to TU Acquisitions.


6  MATERIAL CONTRACTS



The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Texas Utilities and its subsidiaries, including TU Acquisitions, since 26 January 1996 (being two years prior to the commencement of the offer period in relation to The Energy Group) and are or may be material:


     (i)the financing arrangements described in paragraph 10 below;

     (ii)
        an Amended and Restated Agreement and Plan of Merger, dated as of 13 April 1996, by and among Texas Utilities Company, TUC Holding Company and ENSERCH pursuant to which Texas Utilities issued approximately $550 million of its common stock to ENSERCH stockholders in a stock for stock transaction;
                                     VIII-9

     (iii)
        an Agreement and Plan of Merger, dated as of 23 August 1997 between Texas Utilities and LCC pursuant to which Texas Utilities issued approximately 8.7 million shares of Texas Utilities Common Stock to LCC stockholders in a stock for stock transaction and approximately $31 million of LCC's long-term debt remains outstanding; and


     (iv)
        The Peabody Sale Agreement is dated 2 March 1998 and made between The Energy Group and P&L Coal Holdings Corporation, a Delaware corporation (the "Acquisition Entity"). It is conditional on fulfillment of the
        conditions set out in paragraph [   ] of Part [   ] of the letter from
        Lehman Brothers and Merrill Lynch.



        The total consideration payable in respect of the sale of the Peabody Coal Business is approximately US$2.3 billion, payable in cash on completion of the Peabody Sale Agreement. Completion is expected to take place on the same day that the Offer becomes or is declared unconditional in all respects. Each of the parties to the Peabody Sale Agreement gives certain warranties concerning, principally, due execution of the Peabody Sale Agreement and TEG in addition warrants title to the various shares to be transferred to the Acquisition Entity. The Energy Group gives certain undertakings to the Acquisition Entity concerning the conduct of the Peabody Coal Business prior to completion of the Peabody sale; it is agreed that the relevant companies will be directed to conduct their business in the ordinary and usual course as currently carried on by such companies and their subsidiaries and that no action will be taken with regard to such companies or their respective subsidiaries which would, if such companies and their subsidiaries taken as a whole were an offeree company subject to the City Code, amount to an action requiring the approval of shareholders in general meeting under Rule 21 of the City Code (namely issuing any authorised but unissued shares, issuing or granting options in respect of any unissued shares, creating or issuing securities with rights of conversion into shares, agreeing to sell or acquire assets of a material amount and entering into contracts other than in the ordinary course of business).



     (v)On the same day, Texas Utilities also entered into an agreement with Lehman Merchant relating to the Peabody Sale. This agreement provides for the parties to make certain payments to each other to reflect the adjustments to the net assets of the Peabody Coal Business as shown in the post-completion balance sheet and contains other payment obligations of Texas Utilities in certain circumstances (including commitment fees in relation to the finance required by Lehman Merchant and the Acquisition Entity for the Peabody Sale, which are payable in certain circumstances). Lehman Merchant agrees to procure that the Acquisition Entity complies with its obligations under the Peabody Sale Agreement. This agreement provides for the separation of the Peabody Coal Business from the retained business of The Energy Group and apportions certain pre-existing liabilities. Lehman Merchant agrees to indemnify Texas Utilities from the date of completion with regard to claims, demands, suits and liabilities of any kind relating to (i) the Peabody Coal Business and the past, present and future activities of those companies conducting the Peabody Coal Business; and (ii) any environmental claims or liabilities relating to activities or operations prior to such date of Peabody Investments, Inc. or Peabody Global Investments, Inc. or any of their respective subsidiaries or predecessors. In addition, Texas Utilities agree to cause The Energy Group to indemnify Lehman Merchant and the Acquisition Entity against all claims, demand, suits and liabilities of any kind relating to The Energy Group and its retained subsidiaries or affiliates.



        As a person deemed to be acting in concert with Texas Utilities pursuant to the provisions of the City Code, Lehman Merchant has given certain undertakings to Texas Utilities. Lehman Merchant has agreed that neither it nor any subsidiary will directly or indirectly (whether itself or through persons acting in concert, as defined for the purposes of the City Code) be involved in: (a) acquiring or seeking to acquire an interest (as defined in Part VI of the Companies Act) in the share capital (as defined) of The Energy Group; (b) announcing or making a general offer for the share capital of The Energy Group; (c) announcing or taking any step or action which under the City Code or otherwise would require the announcement of any proposals for any takeover, merger, consolidation, share exchange or similar transaction involving the securities of The Energy Group; or (d) taking any step or action which might give rise to a breach of Rule 4 of the City Code (which prohibits

                                     VIII-10
        certain dealings during an offer period) or any obligation on any person under the City Code or otherwise: (i) to make any offer to acquire all or part of the share capital of The Energy Group; or (ii) to increase, revise, or vary the Texas Utilities Offer. These undertakings will continue in full force and effect for so long as Lehman Merchant and Texas Utilities are regarded by the Panel as acting in concert as regards The Energy Group.



        Texas Utilities agrees that it will not, without Lehman Merchant's consent, change the terms and conditions of the Texas Utilities offer in a manner that could reasonably be expected to materially and adversely affect Lehman Merchant, the Peabody Coal Business, the purchase of the relevant shares by the Acquisition Entity or the financing thereof (with, subject as set out below, it being agreed that this shall not restrict the waiver of any conditions to the Texas Utilities Offer and/or an increase to the Texas Utilities Offer and/or a revision or amendment of the Texas Utilities Offer so as to include a share alternative). If Lehman Merchant can demonstrate that a matter or circumstance which could rise to a right to invoke a Condition is (a) a matter or circumstance which Lehman Merchant discovers after 2 March 1998; (b) a matter or circumstance which could reasonably be expected to materially and adversely affect the Peabody Coal Business or the purchase of the relevant shares by the Acquisition Entity or the financing thereof; and (c) a matter or circumstance which is of material significance in the context of the Texas Utilities Offer, Texas Utilities agrees to procure that TU Acquisitions will not waive any relevant Condition(s) of the Texas Utilities Offer without the prior consent of Lehman Merchant. Notwithstanding the foregoing, neither Texas Utilities nor TU Acquisitions are required to invoke any Condition of the Texas Utilities Offer so as to cause the Texas Utilities Offer to lapse if the Panel does not agree that any such Condition may be invoked and/or that the Texas Utilities Offer may lapse as a result of failure to waive any such Condition provided that Texas Utilities agrees to give Lehman Merchant all reasonable opportunity and reasonable assistance in making representations to the Panel that in such circumstances the Conditions may be invoked so as to cause the Texas Utilities Offer to lapse. In the absence of Panel agreement, no member of the Texas Utilities Group shall have any obligation or liability to Lehman Merchant.



     (vi)
        In a separate agreement with The Energy Group, Texas Utilities has agreed that, in the event that the conditions set out below are fulfilled, it will pay the sum of US$50 million in cash to The Energy Group. The conditions referred to are (a) the conditions to the Peabody Sale Agreement referred to in paragraphs (b), (c) and (d) or paragraph 10 of the letter from Lehman Brothers and Merrill Lynch having been satisfied or waived but the condition set out in paragraph (e) of that paragraph not remaining satisfied; (b) the Texas Utilities Offer lapsing or being withdrawn, having not become or been declared unconditional in all respects in circumstances in which Condition (b) set out in Part A of Appendix 1 to this document is not fulfilled, Conditions (c) to (m) have been fulfilled, remain satisfied and/or have been waived and Condition (a) would, but for the second proviso contained in that Condition, be capable of being declared satisfied; (c) the Renewed PacifiCorp Offer (and any revision thereof) lapsing or being withdrawn, having not become or been declared unconditional in all respects; and
        (d) on or prior to 2 March 1999 neither Texas Utilities nor PacifiCorp nor any associate of Texas Utilities or PacifiCorp (as the case may be) having acquired control (as defined in Section 416 of the Income and Corporation Taxes Act 1988) of The Energy Group pursuant to a general offer at a cash price (or, if such offer is not a cash offer, at a value of the consideration offered, on the date of announcement of such offer) equal to or in excess of 765p per Energy Group Share.



7  BACKGROUND TO AND REASONS FOR THE TEXAS UTILITIES OFFER


BACKGROUND TO THE TEXAS UTILITIES OFFER

In December 1997, Texas Utilities was contacted by representatives of Lehman Brothers to generally discuss the possibility of an acquisition involving The Energy Group. In those discussions, Lehman Brothers indicated that they had identified a potential purchaser of the Peabody Coal Business (which includes Citizens Power).

                                     VIII-11

In January 1998, Texas Utilities engaged Lehman Brothers and Merrill Lynch as its financial advisors with respect to evaluating any potential transaction involving The Energy Group. Lehman Brothers advised at that time that Lehman Merchant was the potential purchaser of the Peabody Coal Business.

On 12 January 1998, Erle A. Nye, Chairman and Chief Executive of Texas Utilities, contacted Derek Bonham, Chairman of The Energy Group to indicate Texas Utilities' interest in exploring a possible acquisition of The Energy Group. Mr Nye indicated that a team comprised of Texas Utilities' representatives as well as legal and financial advisors would be arriving in London to begin conducting due diligence activities.

On 23 January 1998, H. Jarrell Gibbs, Vice-Chairman of Texas Utilities met with Mr Bonham to discuss further Texas Utilities' interest in exploring a potential acquisition of The Energy Group. Mr Gibbs and Mr Bonham discussed the background of the Texas Utilities Group and the strategic advantages of a possible acquisition as well as the possibility of the sale of the Peabody Coal Business to a third party. Mr Gibbs requested access to information and representatives of The Energy Group to begin its due diligence review.

On 23 January 1998, a confidentiality agreement was executed between the parties, establishing the terms under which further discussions would proceed. Thereafter, Texas Utilities engaged in a due diligence review of The Energy Group and conducted negotiations with Lehman Merchant regarding their purchase of the Peabody Coal Business.

On 23 January 1998, Texas Utilities held a meeting of the Business Development Committee of its Board of Directors to present its preliminary views on a possible acquisition of The Energy Group.

On 27 January 1998, Mr Gibbs, Robert S. Shapard, Vice President and Treasurer of Texas Utilities, and representatives of Texas Utilities' advisors met with Eric
E. Anstee, Financial Director of The Energy Group, and several of his colleagues. At this meeting, Mr Anstee presented financial and operational information on The Energy Group.

On 30 January 1998, Mr Gibbs, Mr Shapard and Robert A. Wooldridge, counsel to Texas Utilities met with John F. Devaney, Chief Executive of Eastern, to introduce Texas Utilities to Mr Devaney and to further discuss The Energy Group but did not have substantive discussions relating to a potential transaction.

On 5 February 1998, Mr Gibbs again met with Mr Bonham to present Texas Utilities' views as to possible structure of a transaction and indicated that Texas Utilities remained interested in The Energy Group following the Renewed PacifiCorp Offer.


On 12 February 1998, Mr Gibbs met with Mr Anstee to further discuss their respective companies but did not have substantive discussions relating to a potential transaction.


On 13 February 1998, Mr Gibbs again met with Mr Devaney to further discuss Eastern.

On 19 and 20 February 1998, the Board of Directors of Texas Utilities met. Senior executives of Texas Utilities and the company's financial and legal advisers discussed in detail all aspects of a proposed transaction and reported on the due diligence examination of The Energy Group. Thereupon, the Board of Directors unanimously approved a resolution granting company management the authority to make an offer.

On 23 February 1998, Mr Nye met with Mr Bonham to discuss a possible acquisition of The Energy Group. Mr Nye informed Mr Bonham on the actions taken by the Texas Utilities Board of Directors and other activities to date in relation to the possible acquisition. They also discussed the strategic advantages of a possible acquisition and discussed a range of values for The Energy Group.

On 25 February 1998, Mr Nye met with Mr Devaney and on 26 February, Mr Nye and Mr Gibbs met with Mr Anstee and in both meetings the parties discussed their respective companies and various management and corporate matters.


On 1 March 1998, Texas Utilities completed negotiations with Lehman Merchant regarding the acquisition of the Peabody Coal Business from The Energy Group.



On 1 March 1998, Mr Nye again met with Mr Bonham to present an offer at a price of 810 pence per Energy Group Share.

                                     VIII-12

On 2 March 1998, the Board of Texas Utilities announced the terms of an offer at a price of 810 pence per Energy Group Share. On 3 March 1998 Texas Utilities announced an offer at a price of 840 pence per Energy Group Share in response to the Increased PacifiCorp Offer.


REASONS FOR THE TEXAS UTILITIES OFFER

Texas Utilities has formulated a strategy to position itself to thrive in a more competitive environment and to identify new business investments that both capitalise on its core competencies and are complementary to its existing portfolio of businesses in order to grow earnings, broaden its markets beyond the traditional service areas and expand customer services.

The acquisition of The Energy Group is further confirmation of Texas Utilities' commitment to this strategy. The Energy Group comprises a unique blend of electricity generation, supply and distribution assets, combined with strengths in natural gas and energy trading. Texas Utilities believes that the highly complementary nature of these activities to those of Texas Utilities combined with The Energy Group's experience of operating within a deregulating market will enable the enlarged group to capitalise upon the sharing of the expertise and best practices that reside within the two groups in each of these areas.

Texas Utilities expects the transaction to be earnings and cash flow enhancing in the first complete year following completion of the Acquisition and thereafter (prior to considering any synergy or other benefits that the transaction may give rise to). This statement should not be interpreted to mean that the future earnings per share of Texas Utilities, as enlarged by the acquisition of The Energy Group, will necessarily be greater than the historical published earnings per share of Texas Utilities.


8  FINANCING ARRANGEMENTS



TU Acquisitions estimates that the total amount of financing necessary to purchase, pursuant to the Texas Utilities Offer and the compulsory acquisition procedures referred to in paragraph 10 below or otherwise, all Energy Group Securities that are outstanding, and to pay all associated fees costs and expenses, is approximately L4,594 million. Financing arrangements have been entered into by the indirect holding company of TU Acquisitions, TU Finance No. 1 Ltd ("TUF"), and by Texas Utilities itself which provide committed finance which is considered to be sufficient for such purposes and TUF and Texas Utilities have agreed to pass on to TU Acquisitions, by means of a combination of subscribing for shares and perpetual loan notes in TU Acquisitions and by making intercompany loans to TU Acquisitions, the proceeds of borrowings to be made by TUF and Texas Utilities under those arrangements. The principal terms of those arrangements are as follows:


     TUF ARRANGEMENTS


TUF has entered into a Facilities Agreement for L3,625 million Credit Facilities dated 2 March 1998, as amended by an Amendment Agreement dated 3 March 1998 (the "TUF Credit Agreement"), arranged by Chase Manhattan plc, Lehman Brothers International and Merrill Lynch Capital Corporation (the "TUF Arrangers"), under which The Chase Manhattan Bank, Lehman Commercial Paper Inc. and Merrill Lynch Capital Corporation are the Underwriters (committing on a several one-third basis to provide the entire facilities) and Chase Manhattan International Limited is Facility Agent and Security Agent. Pursuant to the TUF Credit Agreement, TUF is entitled to borrow up to L2,925 million by way of acquisition and interim advances for the purpose of financing the acquisition of Energy Group Securities and associated purposes and TUF and/or any permitted borrower (which includes the members of the TEG Group) are entitled to borrow up to L700 million by way of revolving advances for the purpose of refinancing borrowings of the TEG Group and for general corporate purposes (subject to L250 million of that amount being made available under the REC Facility Agreement as referred to below).


Pursuant to provisions of the TUF Credit Agreement, on the date the Texas Utilities Offer becomes or is declared unconditional, a standalone L250 million revolving credit facility will be granted to Eastern (the "REC Facility Agreement"). The REC Facility Agreement will not be cross-defaulted to the TUF Credit Agreement and there will be no cross-guarantee given by Eastern or any of its subsidiaries in respect of the
                                     VIII-13
obligations of any of the Borrowers under the TUF Credit Agreement. Advances under the REC Facility Agreement will bear interest at the aggregate of the applicable margin, the mandatory liquid asset cost and the relevant London interbank offered rate as determined in accordance with normal provisions for large syndicated facilities ("LIBOR"). The applicable margin thereunder is 50 per cent.


All the advances under the TUF Credit Agreement bear interest at the aggregate of the applicable margin, the mandatory liquid asset costs and LIBOR. The applicable margin is initially 1.25 per cent. per annum until the interim advances have been repaid and the leverage ratio is between 65 per cent. and 60 per cent. when the rate reduces to 1 per cent. and if the leverage ratio reduces to below 60 per cent. the rate will further reduce to 0.75 per cent.


Of the total L2,925 million available to finance the acquisition of Energy Group Securities, the first L1,775 million is to be drawn by way of acquisition advances and thereafter the remainder by way of interim advances. The interim advances are repayable within ten months of the date of the TUF Credit Agreement. An additional mandatory prepayment will be repaid out of or by reference to of the proceeds of the Peabody Sale, which are to be upstreamed, directly or indirectly, to TU Acquisitions and to TUF. The methods available to TUF and TU Acquisitions in order to upstream such proceeds include any one or more of intercompany loans out of the TEG Group in accordance with sections 155 to 158 of the Companies Act or the purchase of own shares of The Energy Group, and TUF and TU Acquisitions have agreed to take the steps necessary to lawfully upstream such proceeds as soon as practicable after the Texas Utilities Offer becomes or is declared unconditional.


The acquisition and interim facilities contain an alternative for financing payments due under the Loan Notes, either by the facilities continuing for five years to be available for that purpose or for a drawing to be made ten months after the date of the TUF Credit Agreement and retained in a blocked account for application in meeting such payments.

Of the remaining acquisition advances, L600 million is repayable on the second anniversary of the date of the TUF Credit Agreement (such repayment subject to reduction for previously applied repayments other than repayments of the interim advances) and the balance is repayable on the fifth anniversary.

The availability of the advances is subject to a number of conditions precedent, and the majority of these have already been acknowledged by the Facility Agent as fulfilled. The conditions precedent which had not been fulfilled at the date of this Offer Document were confined to matters which inevitably would not be fulfilled until a later stage and which include conditions: that the funds to be contributed by Texas Utilities to TU Acquisitions and TUF have been duly paid; a confirmation that the terms and conditions of the Texas Utilities Offer have not been waived, amended, varied or declared to be satisfied other than in accordance with the terms of the TUF Credit Agreement; that the Office of Fair Trading has indicated that it is not the intention of the Secretary of State for Trade and Industry to refer the Acquisition to the Monopolies and Mergers Commission; confirmation that the Peabody Sale Agreement has become unconditional save for conditions relating to the Texas Utilities Offer becoming unconditional (and that the consideration has been received in escrow by the TEG Group); and that the Texas Utilities Offer has become or has been declared unconditional in all respects.


There is a covenant that TU Acquisitions will comply with Rule 10 of the City Code, which requires, in summary, that it shall not declare the Texas Utilities Offer unconditional unless TU Acquisitions has acquired or agreed to acquire Energy Group Shares carrying in aggregate more than 50 per cent. of the voting rights exercisable at general meetings of The Energy Group. Apart from that covenant, which does no more than incorporate into the TUF Credit Agreement a provision which is applicable to all offers in an offer governed by the Code, there are no covenants or conditions precedent or other provisions which limit the flexibility of TU Acquisitions to declare the Texas Utilities Offer unconditional at any level of acceptances which it may in its discretion decide.


Advances under the TUF Credit Agreement for the purpose of acquiring Energy Group Securities during the Certain Funds Period (which, if the Texas Utilities Offer has not previously lapsed or been withdrawn, covers the period through to the fifteenth day after the last closing date of the Texas Utilities Offer (extended if

                                     VIII-14
necessary to include any further period during which the compulsory acquisition procedures referred to in paragraph 10 below are being implemented) but subject to a final cut-off seven months after the date of the Texas Utilities Offer) enjoy "certain funds" protection. This means that the only condition to the lending banks' obligations to make such advances during such period once the conditions precedent referred to in the preceding paragraph have been satisfied or waived is that no Major Default has occurred; for these purposes a Major Default is an insolvency of TU Acquisitions or TUF (which are referred to together in this section as the "Relevant Offeror Companies"), an amendment of the Peabody Sale Agreement without the lending banks' consent, a breach of the covenants given in respect of the conduct of the Texas Utilities Offer, a breach of representation concerning the validity of the TUF Credit Agreement, a default which is within the Relevant Offeror Companies' power to remedy within seven days but which is not remedied within seven days after notice and, in respect of advances to purchase under the compulsory acquisition procedures referred to in paragraph 10 below only, insolvency of certain key TEG Group companies.

The TUF Credit Agreement also includes the following provisions:


Representations and warranties as to matters that are normal in such context, but the only matters represented which would have any effect during the Certain Funds Period relate to the Relevant Offeror Companies and in particular to corporate standing and powers, legality and validity of obligations and the companies being clean companies. The representations given in respect of the TEG Group do not apply until 120 days after the date the Texas Utilities Offer becomes or is declared wholly unconditional (the "Unconditional Date").


Financial undertakings to maintain a ratio of earnings before interest, tax, depreciation and amortisation to net interest costs of not less than 2:1 and a leverage ratio (expressing borrowings of the group as a percentage of total capitalisation) of not more than 70 per cent. until 30 September 2000 and 65 per cent. thereafter. Such undertakings are not relevant to the certain funds protection.

The covenants given in respect of the Texas Utilities Offer are: to comply with the Code and applicable law, to keep the Facility Agent informed of progress; not without the consent of the TUF Arrangers acting on the instructions of a 66 2/3 per cent. (by value) majority of the lending banks to waive, amend, or agree or decide not to enforce Conditions (b) and (c); not without the consent of the TUF Arrangers acting on the instructions of a 66 2/3 per cent. (by value) majority of the lending banks (such consent not to be unreasonably withheld or delayed) to waive, amend (save for an extension of the offer period), or agree or decide not to invoke any other material Conditions, provided that there shall be no breach of this provision if directions of the Panel are being followed; to lapse the Texas Utilities Offer if grounds to do so exist and the Panel agrees to such lapse if in the reasonable opinion of the above majority of lending banks the same would have a material and adverse effect on the ability of the borrowers to comply with their material obligations under the TUF Credit Agreement; to lapse the Texas Utilities Offer if grounds to do so exist and the Panel agrees to such lapse if undertakings and assurances as are referred to in Condition (e) are required or modifications to the Licences (being licenses granted under section 6 of the Electricity Act 1989 to carry on distribution, supply and generation of electricity and under section 7 of the Gas Act of 1986) as are referred to in Condition (d) are required or any terms are proposed for any other authorisation or determination which in the reasonable opinion of the above majority of lending banks would have a material and adverse affect on the ability of the borrowers to comply with their material obligations under the TUF Credit Agreement the important proviso is that the lending banks cannot require the Texas Utilities Offer to be lapsed if the proposed modifications to the said licences or the terms of the proposed undertakings or assurances are no more onerous than those set out and required by the DGES from PacifiCorp in accordance with the terms of the Monopolies and Mergers Commission Report into the Original PacifiCorp Offer for The Energy Group published on 19 December 1997.

The TUF Credit Agreement also contains a covenant to procure that companies in the TEG Group shall give guarantees in respect of the indebtedness of the borrowers thereunder save where: the same would be unlawful or contrary to regulation and it is not legally possible for the same to be rendered lawful; the same would reasonably be expected to breach a condition of the Licences and as a result would entitle the Secretary of State for Trade and Industry to revoke or withdraw such Licences or amend the Licences in a manner which would reasonably be expected to have a material adverse effect; the same would cause the TEG Group's

                                     VIII-15
public debt to become repayable or subject to put rights to similar effect and (either) there is not sufficient headroom in available facilities to enable it to refinance or, even if there is sufficient headroom, the financial consequences of refinancing would be so materially adverse (whether in terms of coupon or otherwise) that it would be unreasonable to require such refinancing.

There are standard negative undertakings, including: a negative pledge to which there are a number of exceptions including any security on TEG Group assets at the Unconditional Date; a covenant against borrowing to which there are a number of exceptions including existing TEG Group borrowings or any refinancing thereof, new borrowings which do not breach the leverage ratio covenant and only by The Energy Group itself and after it had given a guarantee, and limited recourse borrowing of project finance subsidiaries; a disposals covenant to which there are a number of exceptions including the Peabody Sale, disposals in the ordinary course of trading, disposals of up to 10 per cent. of gross assets in any financial year and any other disposal the proceeds of which are used to repay the facilities; covenants relating to the Licences and to compliance with the terms thereof; restrictions on the payment of dividends by TUF except to the extent dividends could be paid without breaching the leverage ratio and only after TU Acquisitions owns at least 90 per cent. of the Energy Group Securities; restrictions on changing business of the TEG Group outside the electricity, gas, water, telecommunications industries (save that up to 10 per cent. of the assets or revenues of the TEG Group may comprise other businesses); ring-fence covenants restricting the activities that the Relevant Offeror Companies are permitted to do; restrictions on acquisitions outside core business except through limited recourse project finance subsidiaries.

No covenant (except the financial undertakings) shall apply to the TEG Group until the date 120 days after the Unconditional Date but the Relevant Offeror Companies agree to use their commercially reasonable endeavours to run the TEG Group as if such covenants did apply.

The events of default include: non-payment (subject to a limited three banking day grace period), breach of undertaking or misrepresentation (both subject to a limited ability to remedy defaults within 21 days); cross-default of other borrowed money over a threshold of L20 million; legal process; insolvency events (including winding-up, administration, receivership and dissolution); change of control of TU Acquisitions or TUF; cessation of the distribution business or changes to the regulatory regime that would be reasonably likely to have a material adverse effect; loss of the Licence or the modification of it that would be reasonably likely to have a material adverse effect; repeal or amendment of the Electricity Act 1989 or non-compliance with an order made under that Act which, in either case would be reasonably likely to have a material adverse effect; Eastern or any of TUF or its subsidiaries ceases to be a party to a pooling and settlement agreement dated 30th March 1990 made between Eastern and the National Grid Company plc; Eastern or any of TUF or its subsidiaries ceases to be a party to a gas framework agreement dated 1st March 1991 made between British Gas Transco and Eastern Natural Gas (Retail) Limited and this would be reasonably likely to have a material adverse effect; illegality or unlawfulness; change of control of Texas Utilities; waiver or amendment of the Peabody Sale Agreement without consent.

An Event of Default will not entitle the lending banks to accelerate the facilities made available under the TUF Credit Agreement or to cancel their commitments during the Certain Funds Period; the lending banks would only have that entitlement if a Major Default occurred, as described above. Additionally, several of the above events are not applied to the TEG Group until 120 days after the Unconditional Date.

The TUF Credit Agreement also contains provisions relating to repayment, prepayment, cancellation and reductions; fees and expenses; payments and taxes; accounts and calculations, indemnities; unlawfulness, increased costs, and alternative interest rates; assignment, substitution and lending offices, clauses relating to the Facility Agent and the Security Agent and notices.

TEXAS UTILITIES ARRANGEMENTS


Texas Utilities together with certain of its subsidiaries (each a "Borrower") have entered into a 364 Day Competitive Advance and Revolving Credit Facility Agreement for US$3,600 million credit facilities (the "TU Facility A Agreement") and a 5 year Competitive Advance and Revolving Credit Facility Agreement (the "TU Facility B Agreement") for US$1,400 million credit facilities, each dated as of 2 March 1998, as

                                     VIII-16
amended on 3 March 1998, and arranged by Chase Securities Inc., Lehman Brothers Inc. and Merrill Lynch & Co., under which The Chase Manhattan Bank, Lehman Brothers Commercial Paper and Merrill Lynch Capital Corporation are the Underwriters (committing on a several one-third basis to provide the entire facilities), Chase Bank of Texas, National Association is the Administrative Agent and The Chase Manhattan Bank is the Competitive Advance Facility Agent.



Pursuant to the TU Facility A Agreement, by way of revolving standby loans (each a "Standby Loan") and competitive loans pursuant to a bidding procedure (each a "Competitive Loan"), Texas Utilities is entitled to borrow up to $2,930 million for the sole purpose of financing or refinancing equity or subordinated loan advances from Texas Utilities to TUF for the purpose of on loaning to TU Acquisition to finance the acquisition of Energy Group Securities and each of the Borrowers are entitled to borrow up to an aggregate $800 million for the purpose of refinancing certain of their existing borrowings and for working capital and other corporate purposes, including commercial paper back-up.


Borrowings under the TU Facility B Agreement may be applied for refinancing, working capital and corporate purposes, including borrowings for the purpose of paying certain expenses incurred in connection with the Texas Utilities Offer.

Each Standby Loan at the option of the Borrower will bear interest at either the aggregate of the applicable margin and LIBOR (in which case a "Eurodollar Standby Loan") or at the aggregate of the Alternate Base Rate (being a rate equal to the greatest of (a) the Federal Funds Effective Rate plus 0.5 per cent., (b) the Base CD Rate plus 1 per cent. and (c) the Prime Rate publicly announced by the Chase Manhattan Bank) and the applicable margin (in each case an "ABR Loan").

Each Competitive Loan, at the option of the Borrower, will bear interest at either the aggregate of the competitive bid margin and LIBOR (in which case a "Eurodollar Competitive Loan" and, together with the Eurodollar Standby Loans, the "Eurodollar Loans") or at the fixed rate specified by the chosen Lender in its competitive bid (in which case a "Fixed Rate Loan").

The applicable margin for the first six months of the facility is 0% for ABR Loans, and 1.05% for Eurodollar Loans. After six months the margin varies according to the debt ratings assigned by S&P and Moody's to Texas Utilities subject to a maximum for Eurodollar Loans of 1.25% and for ABR Loans of 0.25%.

Each loan is repayable on the earlier of the last day of the interest period applicable to it and the maturity date. The maturity date will be the 364th calendar day after execution of the TU Facility A Agreement unless, provided no default has occurred and is continuing, the Borrowers elect to extend for another 364 days.

The interest period in respect of Eurodollar Loans shall be 1, 2, 3 or 6 months except that, until general syndication is completed, it shall be 1 month or such other period as the arrangers and Texas Utilities shall agree as being necessary to effect the transfer of participations following syndication. In respect of ABR Loans the interest period will commence on the date of the borrowing and end on the earliest of (i) the last day of the next succeeding quarter, (ii) the maturity date and (iii) the date of repayment or prepayment in accordance with the provisions of the TU Facility A Agreement. For a Fixed Rate Loan, the interest period shall commence on the date of the borrowing and end on the date specified in the competitive bid, being not less than 7 days nor more than 360 days.

The availability of the advances is subject to a number of conditions precedent, and the majority of these have already been acknowledged by the Competitive Advance Facility Agent as fulfilled. The outstanding conditions precedent include satisfaction of the conditions precedent to the advance of funds for the acquisition of Energy Group Securities under the TUF Credit Facility as described above and declaration of the Texas Utilities Offer as unconditional.

Advances under the facility for the purpose of acquiring Energy Group Securities during the period of 364 days after its execution (provided the Texas Utilities Offer is not previously lapsed or withdrawn, and is posted within 28 days of satisfaction of the conditions precedent) enjoy "certain funds" protection. This means that the only condition to the Banks' obligations to make such advances during such period, once the conditions precedent referred to in the preceding paragraph have been satisfied or waived is that no Major

                                     VIII-17

Default has occurred. Major Defaults are the same as those described with respect to the TUF arrangements above, applied to the Borrowers.

The TU Facility A Agreement also includes the following provisions:

Representations and warranties as to matters that are normal in such context but the only matters represented which would have any effect during the period of certain funds protection relate only to the Borrowers and in particular to corporate standing and powers and legality and validity of obligations.

Financial undertakings by Texas Utilities to maintain a ratio of earnings before interest, tax, depreciation and amortisation to net interest costs of not less than 1.5 to 1 and a leverage ratio (expressing consolidated shareholder's equity of the group as a percentage of the group's total capitalisation) of not less than 26 per cent. until 30 June 1999, 30 per cent. from 30 June 1999 until 30 June 2000 and 35 per cent. thereafter. Such undertakings are not relevant to the certain funds protection.

Covenants given by Texas Utilities in respect of the Texas Utilities Offer which mirror those given by TUF in the TUF Credit Agreement as are detailed above.

There are standard negative undertakings, including limitations on liens, restrictions on mergers, consolidations and changing the nature of the business of Texas Utilities or its subsidiaries.

No covenant shall apply to the TEG Group until the date 120 days after the Unconditional Date but Texas Utilities agrees to use all reasonable endeavours to cause The Energy Group and all members of the TEG Group to comply with such covenants on and after the Unconditional Date.

The events of default include: non-payment, breach of representations or warranties; cross-default of other borrowed money subject to a de minimis amount of US$40 million; legal judgments rendered against Texas Utilities or a subsidiary in an aggregate amount in excess of US$50 million; insolvency events (including winding-up, administration, receivership and dissolution); change of control of Texas Utilities; Texas Utilities not holding all of the stock of TU Electric and at least 51% of ENSERCH.

An event of default will not entitle the lending banks to accelerate the facilities made available under the TU Facility A Agreement or to cancel their commitments during the period of certain funds protection; the lending banks would only have that entitlement if a Major Default occurred. Additionally, the cross-default is not applied to the TEG Group until 120 days after the Unconditional Date.

The TU Facility A Agreement also contains provisions relating to repayment, prepayment, cancellation and reductions; fees and expenses; payments and taxes; accounts and calculations, indemnities; unlawfulness, set-off, increased costs, and alternative interest rates; assignment, clauses relating to the Administrative Agent and the Competitive Advance Facility Agent and notices.


9  COMPULSORY ACQUISITION


If, within four months after the date of this document, as a result of the Texas Utilities Offer or otherwise, TU Acquisitions acquires or contracts to acquire Energy Group Shares (including Energy Group Shares represented by Energy Group
ADSs) representing at least 90 per cent. in value of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) to which the Texas Utilities Offer relates, then (a) TU Acquisitions will be entitled and intends to effect the compulsory acquisition procedures provided for in sections 428 to 430F of the Companies Act to compel the purchase of any outstanding Energy Group Shares on the same terms as provided in the Texas Utilities Offer in accordance with the relevant procedures and time limits described in such Act, and (b) a holder of Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) may require TU Acquisitions to purchase his Energy Group Shares (including Energy Group Shares represented by Energy Group
ADSs) on the same terms as provided in the Texas Utilities Offer in accordance with the relevant procedures and time limits described in section 430A of the Companies Act.

If for any reason the above-mentioned compulsory acquisition procedures are not invoked, TU Acquisitions will evaluate other alternatives to obtain the remaining Energy Group Shares (including Energy Group Shares

                                     VIII-18
represented by Energy Group ADSs) not purchased pursuant to the Texas Utilities Offer or otherwise. Such alternatives could include acquiring additional Energy Group Securities in the open market, in privately negotiated transactions, through another offer to purchase, by means of a scheme of arrangement under the Companies Act or otherwise. Any such additional acquisitions could be for a consideration greater or less than, or equal to, the consideration for Energy Group Securities under the Texas Utilities Offer. However, under the City Code, except with the consent of the Panel, TU Acquisitions may not acquire any Energy Group Securities on better terms than those of the Texas Utilities Offer within six months of the termination of the Texas Utilities Offer if TU Acquisitions, together with any persons acting in concert with it (as defined by the City
Code), holds following the Texas Utilities Offer, shares carrying more than 50 per cent. of the voting rights normally exercisable at general meetings of The Energy Group.

Holders of Energy Group Securities do not have appraisal rights as a result of the Texas Utilities Offer. However, in the event that the compulsory acquisition procedures referred to above are available to TU Acquisitions, holders of Energy Group Securities whose Energy Group Securities have not been purchased pursuant to the Texas Utilities Offer will have certain rights to object under section 430C of the Companies Act.


10  CERTAIN CONSEQUENCES OF THE TEXAS UTILITIES OFFER


(a) MARKET EFFECT

The purchase of Energy Group Securities pursuant to the Texas Utilities Offer will reduce the number of holders of Energy Group Securities and the number of the Energy Group Securities that might otherwise trade publicly and, depending upon the number of Energy Group Securities so purchased, could adversely affect the liquidity and market value of the remaining Energy Group Securities held by the public. In addition, Energy Group Shares will cease to be listed on the London Stock Exchange and Energy Group ADSs will cease to be listed on the NYSE if TU Acquisitions completes the compulsory acquisition procedures referred to in paragraph 10 above. Whether or not TU Acquisitions is in a position to effect the compulsory acquisition of any outstanding Energy Group Shares in accordance with the Companies Act as referred to above, and irrespective of the size of any outstanding minority in The Energy Group, TU Acquisitions intends to seek to procure, after the Texas Utilities Offer becomes or is declared unconditional, an application by The Energy Group to the London Stock Exchange for Energy Group Shares to be delisted and an application by The Energy Group to the NYSE for Energy Group ADSs to be delisted. [The London Stock Exchange has confirmed that it would agree to the delisting of the Energy Group Shares in those circumstances.]

(b) PUBLIC AVAILABILITY OF INFORMATION

     In the event that Energy Group Shares continue to be listed on the London Stock Exchange following the purchase of Energy Group Securities pursuant to the Texas Utilities Offer, holders of Energy Group Shares who have not tendered their Energy Group Shares pursuant to the Texas Utilities Offer will continue to receive the same financial and other information from The Energy Group that The Energy Group presently is required by the rules of the London Stock Exchange to send to such holders. If Energy Group Shares are no longer listed on the London Stock Exchange following the Texas Utilities Offer, The Energy Group would no longer be required by those rules to make publicly available such financial and other information.

     Energy Group ADSs are currently registered under the Exchange Act. Registration of such Energy Group ADSs may be terminated upon application of The Energy Group to the SEC if Energy Group ADSs are neither listed on a national securities exchange nor held by 300 or more beneficial owners in the US. Termination of registration of Energy Group ADSs under the Exchange Act would substantially reduce the information required to be furnished by The Energy Group to holders of Energy Group ADSs and to the SEC and would make certain provisions of the Exchange Act, such as the requirements of Rule 13e-3 thereunder with respect to "going private" transactions, no longer applicable to The Energy Group. Furthermore, "affiliates" of The Energy Group and persons holding "restricted securities" of The Energy Group may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If, as a result of the purchase of Energy Group ADSs pursuant to the Texas Utilities Offer and prior to

                                     VIII-19
completing the compulsory acquisition procedures referred to in paragraph 11 above, The Energy Group is not required to maintain registration of Energy Group ADSs under the Exchange Act, TU Acquisitions intends to cause The Energy Group to apply for termination of such registration. If registration of Energy Group ADSs is not terminated prior to completion of the aforementioned compulsory acquisition procedures, then Energy Group ADSs will cease trading on the NYSE and the registration of Energy Group ADSs under the Exchange Act would be terminated following completion of the aforementioned compulsory acquisition procedures.

(c) MARGIN SECURITIES

     Energy Group ADSs are currently "margin securities" under the regulations of the Board of Governors of the US Federal Reserve System, which status has the effect, among other things, of allowing US brokers to extend credit on the collateral of Energy Group ADSs for the purposes of buying, carrying and trading in securities ("Purpose Loans"). Depending on factors such as the number of holders of record of Energy Group ADSs and the number and market value of publicly held Energy Group ADSs following the purchase of Energy Group Securities pursuant to the Texas Utilities Offer, it is possible that Energy Group ADSs would no longer be eligible for listing on the NYSE. As a result, Energy Group ADSs might no longer constitute margin securities and, therefore, could no longer be used as collateral for Purpose Loans made by US brokers.


11  LEGAL AND REGULATORY MATTERS


(a) GENERAL

     Except as set out herein and other than the requirement to comply with the Panel's requirements in relation to the City Code and with US securities laws, TU Acquisitions is not aware of (i) any licence or regulatory permit that appears to be material to the business of the TEG Group taken as a whole, which might be adversely affected by TU Acquisitions's acquisition of Energy Group Securities as contemplated herein, or (ii) any approval or other action by any domestic or foreign governmental, administrative or regulatory agency or authority that appears to be material to the TEG Group taken as a whole, and required for the acquisition or ownership of Energy Group Securities by TU Acquisitions as contemplated herein. Should any such approval or other action be required, TU Acquisitions currently contemplates that such approval or other action would be sought. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions being attached thereto or that failure to obtain any such approval or other action might not result in consequences adverse to The Energy Group's business.

(b) UNITED KINGDOM COMPETITION LAWS

     The Texas Utilities Offer gives rise to a merger situation qualifying for investigation under section 75 of the Fair Trading Act 1973. It is therefore conditional on an announcement being made in terms reasonably satisfactory to TU Acquisitions that it is not the intention of the Secretary of State to refer the Acquisition, or any matters arising from it, to the Monopolies and Mergers Commission. In that connection TU Acquisitions has submitted a merger notice to the Director General of Fair Trading and, together with The Energy Group, is in discussions with the DGES.

(c) UNITED KINGDOM ELECTRICITY REGULATION


     Eastern and its subsidiary companies hold licences issued under the Electricity Act 1989. The Texas Utilities Offer is conditional on the DGES indicating in terms reasonably satisfactory to TU Acquisitions that it is not his intention to seek modifications to those licences and that he will not seek undertakings or assurances from any member of the Texas Utilities Group or the TEG Group except, in either case, on terms reasonably satisfactory to TU Acquisitions. The Texas Utilities Offer is also conditional on the DGES indicating in terms reasonably satisfactory to TU Acquisitions that, in connection with the Acquisition, he will seek or agree to such modifications (if any) and such other consents and/or directions (if any) as are in the reasonable opinion of TU Acquisitions necessary or appropriate with respect to those licences. However, TU Acquisitions will not invoke those Conditions in respect of the DGES seeking, or indicating that it is his intention to seek, modifications to any of the TEG Group's licences under the Electricity Act 1989 or


                                     VIII-20
undertakings or assurances from any member of the Texas Utilities Group or the TEG Group provided that such modifications, undertakings or assurances substantially reflect the assurances proposed by the DGES to PacifiCorp in connection with the referral of the Original PacifiCorp Offer to the Monopolies and Mergers Commission (as described in the Monopolies and Mergers Commission Report relating to the Original PacifiCorp Offer published on 19 December 1997) or are substantially in keeping with the proposals outlined by the DGES in his consultation paper dated 24 February 1998 regarding modifications to public electricity supply licences following takeovers.


(d) US ANTITRUST LAWS

     The Peabody Sale is subject to the US HSR Act, which provides that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC"). Pursuant to the US HSR Act, Lehman Merchant expects to file a Notification and Report Form relating to the Peabody Sale with the Antitrust Division and the FTC on - -. The waiting period under the US HSR Act applicable to the Peabody Sale will then expire at 11:59 pm, New York City time, on - -, unless early termination of the waiting period is granted. However, if the Antitrust Division or the FTC requests additional information or documentary material from Lehman Merchant, the waiting period would expire ten calendar days after the date of substantial compliance with such request. The additional ten calendar day waiting period may be terminated sooner by the Antitrust Division or the FTC.

     The FTC and the Antitrust Division frequently scrutinise the legality under the US antitrust laws of transactions such as the proposed acquisition of Peabody by Lehman Merchant pursuant to the Peabody Sale. At any time before or after the purchase of Peabody, the FTC or the Antitrust Division could take such action under the US antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Peabody pursuant to the Peabody Sale, or seeking divestiture of Peabody. Private parties may also bring legal action under the US antitrust laws in certain circumstances. There can be no assurance that a challenge to the Peabody Sale on US antitrust grounds will not be made or, if such a challenge is made, of the result.

(e) US POWER MARKETING REGULATION


     Certain subsidiaries (the "Power Subsidiaries") of Citizens Power, an indirect wholly-owned subsidiary of The Energy Group, are engaged in market-rate based electric power marketing in the US or otherwise hold public utility assets that are subject to the jurisdiction of the FERC. In a number of similar recent situations, including the acquisition of Citizens Power by The Energy Group, FERC has asserted that a transfer of control of a licensed power marketer requires FERC approval under section 203 of the US Federal Power Act. Accordingly, the FERC could assert that any transfer of control of the Power Subsidiaries resulting from completion of the Texas Utilities Offer requires FERC approval. Pursuant to the provisions of the Peabody Sale Agreement (summarised in paragraph 7 of this Appendix VIII ("Material Contracts")), Lehman Merchant will acquire Citizens Power (including the Power Subsidiaries) with such sale conditional upon, amongst other things, the completion of the Texas Utilities Offer and FERC approval. Application for approval of the sale of the Power Subsidiaries to Lehman Merchant has been made to the FERC, and the Texas Utilities Offer is conditional upon the Peabody Sale Agreement becoming unconditional.


(f) AUSTRALIAN FOREIGN INVESTMENT REVIEW


     The acquisition by Lehman Merchant pursuant to the Peabody Sale Agreement of ownership of Peabody Australia's coal operations is subject to the Foreign Acquisitions and Takeovers Act 1975 of Australia. Under that Act, the Treasurer of Australia has broad powers to prohibit or place conditions on the acquisition of interests in Australian business operations by foreign investors if such acquisitions are found to be contrary to the national interest. If a notification of a proposed acquisition is made to the Australian Foreign Investment Review Board, the Treasurer is precluded from taking any action with respect to the acquisition after the expiration of a 40-day review period, although this period may be extended for up to 90 additional days. The Foreign
Investment Review Board was notified of the proposed acquisition on      -     ,
 - .

                                     VIII-21

(g) US STATE TAKEOVER LAWS

     A number of states of the US have adopted takeover laws and regulations which purport, in varying degrees, to be applicable to attempts to acquire securities of corporations which have substantial assets, shareholders, principal executive offices or principal places of business in such states. TU Acquisitions believes that no such US state takeover statutes apply to the Texas Utilities Offer and TU Acquisitions has not attempted to comply with any such US state takeover statutes in connection with the Texas Utilities Offer. TU Acquisitions reserves the right to challenge the validity or applicability of any US state law allegedly applicable to the Texas Utilities Offer and nothing in this document nor any action taken in connection herewith is intended as a waiver of that right. In the event that any US state takeover statute is asserted to be applicable to the Texas Utilities Offer and an appropriate court does not determine that such law or regulation is not applicable to the Texas Utilities Offer, TU Acquisitions might be required to file certain information with, or to receive approvals from, the relevant US state authorities and might be unable to purchase Energy Group Securities pursuant to the Texas Utilities Offer or be delayed in continuing or consummating the Texas Utilities Offer. In such case TU Acquisitions may not be obliged to purchase such Energy Group Securities.

(h) LAWS OF OTHER JURISDICTIONS

     The Energy Group and certain of its subsidiaries conduct business in certain countries in addition to the United Kingdom and the US where regulatory filings or approvals may be required in connection with the Texas Utilities Offer. Certain of such filings or approvals, if required, may not be made or obtained prior to the expiry of the Texas Utilities Offer. There is no assurance that any such approvals would be obtained or that adverse consequences to Texas Utilities's or The Energy Group's business might not result from a failure to obtain such approvals or from conditions that might be imposed in connection therewith.


12  UNITED KINGDOM TAXATION


     THE FOLLOWING PARAGRAPHS, WHICH ARE INTENDED AS A GENERAL GUIDE ONLY, ARE BASED ON CURRENT UNITED KINGDOM LEGISLATION AND INLAND REVENUE PRACTICE. THEY SUMMARISE CERTAIN LIMITED ASPECTS OF THE UNITED KINGDOM TAXATION TREATMENT OF ACCEPTANCE OF THE TEXAS UTILITIES OFFER AND, WHERE APPLICABLE, ELECTION FOR THE SHARE ALTERNATIVE AND/OR THE LOAN NOTE ALTERNATIVE, AND THEY RELATE ONLY TO THE POSITION OF HOLDERS OF ENERGY GROUP SHARES WHO ARE THE BENEFICIAL OWNERS OF THEIR ENERGY GROUP SHARES, WHO HOLD THEIR ENERGY GROUP SHARES AS AN INVESTMENT (OTHERWISE THAN UNDER A PERSONAL EQUITY PLAN), AND (EXCEPT INSOFAR AS EXPRESS REFERENCE IS MADE TO THE TREATMENT OF NON-UNITED KINGDOM RESIDENTS) WHO ARE RESIDENT OR ORDINARILY RESIDENT IN THE UNITED KINGDOM FOR TAX PURPOSES. SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THEIR TAXATION POSITION OR WHO ARE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UNITED KINGDOM, SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER.

(a) TAXATION OF CHARGEABLE GAINS

     Liability to United Kingdom taxation on chargeable gains ("CGT") will depend on the particular circumstances of holders of Energy Group Shares and on the form of consideration received.

     (i) CASH

     To the extent that a holder of Energy Group Shares receives cash under the Texas Utilities Offer, this will constitute a disposal, or part disposal, of his Energy Group Shares for CGT purposes. Such a disposal or part disposal may, depending on that shareholder's individual circumstances, give rise to a liability to CGT.

     (ii) LOAN NOTES

     A holder of Energy Group Shares who, either alone or together with persons connected with him, holds not more than 5 per cent. of the shares in, or of any class of debentures of, The Energy Group, will not be treated as making a disposal of his Energy Group Shares for CGT purposes to the extent that he receives Loan Notes by way of consideration. In the case of a shareholder who is an individual, the Loan Notes should not constitute "qualifying corporate bonds" for CGT purposes. Accordingly, any gain or loss which would
                                     VIII-22
otherwise have arisen on a disposal of his Energy Group Shares will be "rolled over" into the Loan Notes, and the Loan Notes will be treated as the same asset as his Energy Group Shares, acquired at the same time and price as his Energy Group Shares. Indexation relief will continue to accrue during the period of ownership of the Loan Notes. In the case of a shareholder within the charge to United Kingdom corporation tax, the Loan Notes will constitute "qualifying corporate bonds" for CGT purposes. Accordingly, any gain or loss which would otherwise have arisen on a disposal of its Energy Group Shares for their market value at the date the Texas Utilities Offer becomes unconditional, or, if later, the date on which the relevant shareholder accepts the Texas Utilities Offer, will be calculated, and will be "held over" until such shareholder subsequently disposes of the Loan Notes. Indexation relief will not accrue on Loan Notes held by such a shareholder.

     A holder of Energy Group Shares who, either alone or together with persons connected with him, holds more than 5 per cent. of the shares in, or of any class of debentures of, The Energy Group is advised that an application to the Inland Revenue has been made for clearance under section 138 of the Taxation of Chargeable Gains Act 1992. The Inland Revenue has not yet granted such clearance. Subject to the granting of this clearance, any such holder of Energy Group Shares will be treated in the manner described in the previous paragraph.

     A subsequent disposal of Loan Notes (including their redemption or repayment) may give rise to a liability to CGT.

     (iii) TEXAS UTILITIES COMMON STOCK

     To the extent that a holder of Energy Group Shares receives Texas Utilities Common Stock under the Texas Utilities Offer, this will constitute a disposal, or part disposal, of his Energy Group Shares for CGT purposes for a consideration equal to the market value of the Texas Utilities Common Stock received at the date the Texas Utilities Offer becomes unconditional, or, if later, the date on which the relevant shareholder accepts the Texas Utilities Offer. Such a disposal or part disposal may, depending on that shareholder's individual circumstances, give rise to a liability to CGT.

     (iv) NON-UNITED KINGDOM RESIDENT HOLDERS OF ENERGY GROUP SHARES AND/OR ENERGY GROUP ADSS

     Holders of Energy Group Shares and/or Energy Group ADSs who are not resident or ordinarily resident for tax purposes in the United Kingdom may be liable to CGT on capital gains realised on the disposal of their Energy Group Shares or Energy Group ADSs if such shares or ADSs are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency or for the purposes of such branch or agency. Such holders may also be subject to foreign taxation on any gain under local law.

(b) TAXATION OF LOAN NOTES

     (i) WITHHOLDING TAX

     Payment of interest on the Loan Notes will be made subject to the deduction of United Kingdom income tax at the lower rate (currently, 20 per cent.) unless TU Acquisitions has been directed by the Inland Revenue, in respect of a particular holding of Loan Notes, to make the payment free from deduction or subject to a reduced rate of deduction (by virtue of relief under the terms of an applicable double taxation agreement). Such a direction will only be made following an application in the appropriate manner to the relevant tax authorities by the holder of the relevant Loan Notes.

     (ii) INDIVIDUALS

     The gross amount of interest on the Loan Notes will form part of the recipient's income for the purposes of United Kingdom income tax, credit being allowed for the tax deducted. Individuals who are taxable only at the lower rate or the basic rate (currently, 23 per cent.) will have no further tax to pay in respect of the interest. Individuals whose income tax liability is less than the aggregate of the tax deducted from other income paid to them and the tax deducted in respect of interest on the Loan Notes will be entitled to an

                                     VIII-23
appropriate repayment of tax. Individuals who are subject to tax at the higher rate (currently, 40 per cent.) will have to account for additional tax to the extent that tax at such rate on the gross amount of the interest exceeds the credit for the tax deducted.

     Under the "accrued income scheme", a transfer of Loan Notes may also give rise to a charge to United Kingdom income tax in respect of an amount representing interest on the Loan Notes which has accrued since the preceding interest payment date. Any amount charged to United Kingdom income tax in this way will be deducted from the proceeds of disposal for CGT purposes.

     (iii) CORPORATES

     Holders of Loan Notes within the charge to United Kingdom corporation tax in respect of the Loan Notes will generally bring into account for the purposes of corporation tax on income, interest and profits, gains and losses arising from fluctuations in the value of, and disposals of, the Loan Notes in each accounting period, broadly in accordance with the accounting treatment of such holders authorised for this purpose. Credit against corporation tax will be given for any income tax deducted from the payment of interest.

(c) TAXATION OF DIVIDEND INCOME

     A holder of Texas Utilities Common Stock will generally be liable to income tax or corporation tax in the United Kingdom on the aggregate of any dividend received from Texas Utilities, any tax deducted at source in the US (see below under "United States federal income taxation") and any tax deducted in the United Kingdom (see below). In computing that liability to taxation, credit will be given for any tax deducted in the US and any tax deducted in the United Kingdom.


     Individuals whose income tax liability is less than the aggregate of the tax deducted from other income paid to them, and the tax deducted in the US in respect of dividends on the Texas Utilities Common Stock, will not be entitled to a repayment by the Inland Revenue of the US tax. Individuals whose income tax liability is less than the aggregate of the tax deducted from other income paid to them, and the tax deducted in the US and any tax deducted in the United Kingdom in respect of dividends on the Texas Utilities Common Stock, may be entitled to a repayment of part or all of the United Kingdom tax. Where United Kingdom income tax is deducted from such dividends, individuals who are subject to tax at the lower rate or the basic rate will have no further United Kingdom tax to pay in respect of the dividend. Where United Kingdom income tax is not deducted from such dividends, individuals who are subject to tax at the lower rate or the basic rate will have to account for additional tax to the extent that tax at the lower rate on the aggregate of the dividend received and the tax deducted in the US exceeds the tax deducted in the US. Individuals who are subject to tax at the higher rate (currently, 40 per cent.) will have to account for additional tax to the extent that tax at such rate on the aggregate of the dividend received and the tax deducted in the US and, where applicable, the United Kingdom exceeds the tax deducted in the US and the United Kingdom.


     Corporate holders of Texas Utilities Common Stock will generally have to account for additional tax to the extent that corporation tax at the rate at which such holder pays tax (currently, 31 per cent. in the case of most corporate holders) exceeds the tax deducted in the US and the United Kingdom. Although no repayment from the Inland Revenue of any tax deducted in the US will be available to a holder of Texas Utilities Common Stock, in the case of a corporate holder of Texas Utilities Common Stock which controls 10 per cent. or more of the voting stock of Texas Utilities, credit will also be available against corporation tax on the dividend for US tax paid by Texas Utilities in respect of the profits out of which the dividend is paid.

     No liability to income tax will arise for individual holders of Texas Utilities Common Stock who, although United Kingdom resident, are not domiciled in the United Kingdom, or for Commonwealth citizens or citizens of the Republic of Ireland who are not ordinarily resident in the United Kingdom, except to the extent that amounts are remitted to the United Kingdom (or are treated for tax purposes as remitted to the United Kingdom).

     An agent in the United Kingdom who, on behalf of a holder of Texas Utilities Common Stock, collects a dividend paid by Texas Utilities, may be required to deduct and account to the United Kingdom Inland

                                     VIII-24

Revenue for United Kingdom income tax (currently, at the rate of 20 per cent.). However, credit will be given for tax deducted in the US, thereby reducing the aggregate deduction to 20 per cent. of the gross dividend.

(D) GENERAL

     Special tax provisions may apply to holders of Energy Group Shares who have acquired or acquire their Energy Group Shares by exercising options under the Energy Group Share Schemes, including provisions imposing a charge to income tax.

(E) STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

     These comments are intended as a guide to the general position and do not relate to persons such as intermediaries and persons connected with depositary arrangements or clearance services, to whom special rules apply.

     (I) ACCEPTANCE OF THE TEXAS UTILITIES OFFER

     No stamp duty or SDRT will be payable by holders of Energy Group Shares as a result of accepting the Texas Utilities Offer.

     (II) LOAN NOTES

     Under current Inland Revenue practice, no stamp duty or SDRT will be payable on the issue of, or a transfer or sale of (or an agreement to transfer or sell) Loan Notes.

     (III) TEXAS UTILITIES COMMON STOCK

     No stamp duty or SDRT will be payable on the issue of Texas Utilities Common Stock. No SDRT will be payable on a transfer or sale of (or an agreement to transfer or sell) Texas Utilities Common Stock. Stamp duty may, in certain circumstances, be payable on a transfer or sale of Texas Utilities Common Stock, including where the transfer is executed in the United Kingdom; this will be payable by the transferee or the purchaser.


13  UNITED STATES FEDERAL INCOME TAXATION



     The following paragraphs address certain United States federal income tax consequences applicable to holders of Energy Group Securities who accept the Texas Utilities Offer and, except as otherwise noted, are United States Holders (as defined below). This summary is based on the Internal Revenue Code, and administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations thereunder, changes to any of which (which may be retroactive) may affect the tax consequences described herein. This summary assumes that the Energy Group Securities have been held as capital assets. It does not address the tax treatment of individuals who have received Energy Group Securities in connection with employment, such as by the exercise of options granted to employees. This summary also assumes that The Energy Group is not and has never been either a passive foreign investment company or a controlled foreign corporation for US federal income tax purposes. This summary does not discuss all tax consequences that may be relevant to a holder of Energy Group Securities in the light of such holder's particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, insurance companies, dealers in securities, exempt organisations, persons holding Energy Group Securities as part of a hedge, straddle or conversion transaction and holders that are residents of countries other than the United States or whose functional currency is not the United States dollar.


(A) UNITED STATES HOLDERS

     As used herein, a "United States Holder" means a beneficial owner of Energy Group Securities that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is

                                     VIII-25
subject to United States federal income taxation regardless of its source, or a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more US Persons have the authority to control all substantial decisions. An individual may, subject to certain exceptions, be deemed to be a resident of the United States (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). A "Non-United States Holder" is a holder that is not a United States Holder.

  (i) ACCEPTANCE OF TEXAS UTILITIES OFFER

     In general, a United States Holder of Energy Group Securities that sells such securities pursuant to the Texas Utilities Offer will, for United States federal income tax purposes, recognise gain or loss equal to the difference between such holder's adjusted tax basis in the Energy Group Securities transferred and the amount realized in exchange therefor. The amount realized will equal the sum of (i) the dollar value of the pounds sterling received, and
(ii) the fair market value of any Texas Utilities Common Stock received. Such gain or loss generally will be capital gain or loss. Under the US Taxpayer Relief Act of 1997, an individual taxpayer who has held a capital asset for more than 18 months generally will be taxed on gain from the sale of that asset at a maximum rate of 20 per cent. A 28 per cent. maximum rate generally applies to the sale of a capital asset held more than one year but not more than 18 months.

     In addition, an accrual basis United States Holder of Energy Group Securities that sells such securities pursuant to the Texas Utilities Offer and does not elect to be treated as a cash basis taxpayer pursuant to the foreign currency exchange regulations may have a foreign currency exchange gain or loss for United States federal income tax purposes because of differences between the US dollars/pounds sterling exchange rates prevailing on the date of sale and on the date of payment. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss realised by the holder on the disposition of Energy Group Securities pursuant to the Texas Utilities Offer. Regardless of his method of accounting, a United States Holder will recognise ordinary income or loss upon the subsequent sale or exchange of any pounds sterling received as a result of the acceptance of the Texas Utilities Offer. Such income or loss will equal the difference between the amount realised from the sale or exchange and such holder's tax basis in the pounds sterling received, which generally will equal the US dollar value of the pounds sterling on the date of payment.

  (ii) DISTRIBUTIONS

     Distributions, if any, made with respect to Texas Utilities Common Stock will be treated as ordinary dividend income to the extent of Texas Utilities's current or accumulated earnings and profits, then as a return of capital to the extent of tax basis, and then as gain from the sale of stock. In the case of corporate holders, such distributions, to the extent that they are treated as ordinary dividend income, will generally qualify for the dividends received deduction (subject to generally applicable exceptions).

  (iii) DISPOSAL OF TEXAS UTILITIES COMMON STOCK

     Upon the sale or exchange of Texas Utilities Common Stock, United States Holders will recognise capital gain or loss equal to the difference between the amount realized from the sale or exchange and such holder's tax basis in the shares. A United States Holder's tax basis in the Texas Utilities Common Stock generally will equal its fair market value at the time gain or loss is recognized upon acceptance of the Texas Utilities Offer.

  (iv) INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting will apply with respect to the cash proceeds of the Texas Utilities Offer to certain non-corporate United States Holders of Energy Group Securities.

                                     VIII-26

     A United States Holder of Energy Group Securities may be subject to a 31 per cent. US back-up withholding tax with respect to the cash payment if (i) the holder fails to furnish a taxpayer identification number ("TIN") to the payor or establish an exemption from back-up withholding, (ii) the US Internal Revenue Service ("IRS") notifies the payor that the TIN furnished by the holder is incorrect, (iii) there has been a notified payee underreporting with respect to interest or dividends described in section 3406(c) of the Internal Revenue Code, or (iv) there is a failure of the holder to certify under the penalty of perjury that the holder is not subject to withholding as described in section 3406 of the Internal Revenue Code.


     To prevent back-up withholding on any cash payment delivered pursuant to the Texas Utilities Offer, each United States Holder of Energy Group ADSs that accepts the Texas Utilities Offer by means of the Letter of Transmittal and each United States Holder of Energy Group Shares that accepts the Texas Utilities Offer by sending the Form of Acceptance to the US Depositary must provide the US Depositary with that holder's correct taxpayer identification number and certify that the holder is not subject to US back-up federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal or Form of Acceptance.

(B) NON-UNITED STATES HOLDERS

  (I) DISTRIBUTIONS

     Distributions, if any, made with respect to Texas Utilities Common Stock and paid to a Non-United States Holder generally will be subject to withholding of United States federal income tax at the rate of 30 per cent. of the amount of the dividend, or such lower rate as may be specified by an applicable double taxation treaty. Under the provisions of the US/United Kingdom double taxation treaty, the rate of U.S. federal withholding tax on a dividend paid by Texas Utilities to a person resident in the United Kingdom for tax purposes who is beneficially entitled to the dividend and who does not control 10 per cent. or more of the voting stock of Texas Utilities is, subject to certain exceptions, reduced to 15 per cent. of the amount of the dividend. However, dividends that are effectively connected with the conduct of a trade or business by the Non-United States Holder within the United States, or, if a double taxation treaty applies (such as the US/United Kingdom double taxation treaty), are attributable to a United States permanent establishment of the Non-United States Holder, are not subject to the 30 per cent. withholding tax but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a corporate Non-United States Holder may, under certain circumstances, be subject to an additional "branch profits tax" at a 30 per cent. rate or such lower rate as may be specified by an applicable double taxation treaty.

     In the case of dividends paid prior to 1 January 1999, the payor is responsible for determining whether a reduced rate of withholding is appropriate. Where Texas Utilities is satisfied that the Non-United States Holder beneficially entitled to a dividend is resident in the United Kingdom for purposes of the US/United Kingdom double taxation treaty, Texas Utilities will withhold US tax at the treaty rate of 15 per cent. of the amount of the dividend. In the case of dividends paid after 31 December 1998, a Non-United States Holder who wishes to claim the benefit of an applicable treaty rate must satisfy certain certification and other requirements. A Non-United States Holder must comply with certain certification and disclosure requirements in order to be exempt from withholding under the effectively connected income exemption discussed above.

     If it is subsequently determined that some or all of a distribution on the Texas Utilities Common Stock should be treated as a return of capital, a Non-United States Holder may obtain a refund of some or all of the tax withheld by filing an appropriate claim for refund with the IRS. A Non-United States Holder eligible for a reduced rate of withholding pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  (II) DISPOSAL OF TEXAS UTILITIES COMMON STOCK

     A Non-United States Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale, exchange, redemption or other disposition of the Texas Utilities Common

                                     VIII-27

Stock unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States, or, if a double tax treaty applies (such as the US/United Kingdom treaty), is attributable to a United States permanent establishment of the Non-United States Holder, (ii) in the case of a Non-United States Holder who is an individual and holds the Texas Utilities Common Stock as a capital asset, such holder is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met, (iii) the Non-United States Holder is subject to tax pursuant to certain provisions of the Internal Revenue Code applicable to United States expatriates, or (iv) the Non-United States Holder holds more than 5 per cent. of the Texas Utilities Common Stock during a certain prescribed period.


  (III) INFORMATION REPORTING AND BACKUP WITHHOLDING

     No information reporting or backup withholding will be required with respect to any cash payment made pursuant to the Texas Utilities Offer if the Non-United States Holder completes and sends to the US Depositary a Form W-8, Certificate of Foreign Status, a copy of which is available, upon request, from the US Depositary or the IRS.

     Information reporting and backup withholding generally will not apply under current law to dividends paid to a Non-United States Holder of Texas Utilities Common Stock at an address outside the United States that are subject to the 30 per cent. withholding discussed above (or that are not so subject because (i) a tax treaty applies that reduces or eliminates such 30 per cent. withholding, or
(ii) such withholding is not required under the effectively connected income exception discussed above), provided that the payor does not have definite knowledge that the payee is a United States person. However, in the case of dividends paid after 31 December 1998, a Non-United States Holder generally would be subject to information reporting (but not backup withholding) unless certain certification procedures are complied with, either directly or through an intermediary.

     THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS INTENDED TO BE ONLY A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS OF THE TEXAS UTILITIES OFFER. EACH HOLDER OF ENERGY GROUP SECURITIES SHOULD CONSULT HIS OR HER OWN TAX ADVISER CONCERNING THE UNITED STATES FEDERAL AND APPLICABLE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE TEXAS UTILITIES OFFER.


14  EXPERTS


     The consolidated financial statements included in Texas Utilities' Current Report on Form 8-K dated 26 February 1998, incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in such Form 8-K, and have been incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information included in TEI's and Texas Utilities' Quarterly Reports on Form 10-Q that are incorporated herein by reference, Deloitte & Touche LLP has applied limited procedures in accordance with professional standards for reviews of such information. As stated in their reports included in TEI's and Texas Utilities' Quarterly Reports on Form 10-Q, Deloitte & Touche LLP did not audit and they did not express an opinion on such interim financial information. Accordingly, the degree of reliance on any of its reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of
Section 11 of the Securities Act, for their reports on such unaudited interim financial information because such reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

     The consolidated financial statements included in the ENSERCH 10-K, incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included in such ENSERCH 10-K, and have been incorporated by reference herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

     With respect to the unaudited condensed consolidated interim financial information included in ENSERCH's Quarterly Reports on Form 10-Q that are incorporated herein by reference, Deloitte & Touche
                                     VIII-28

LLP has applied limited procedures in accordance with professional standards for reviews of such information. As stated in their reports included in ENSERCH's Quarterly Reports on Form 10-Q, Deloitte & Touche LLP did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on any of its reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for their reports on such unaudited interim financial information because such reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.


15  LEGAL MATTERS



     The statements made as to matters of law and legal conclusions in the TEI 10-K under part I, Item 1 -- Business-Regulation and Rates, and Environmental Matters, incorporated herein by reference, have been reviewed by Worsham, Forsythe & Wooldridge, L.L.P., Dallas, Texas, counsel for Texas Utilities. All of such statements are set forth, or have been incorporated by reference, herein in reliance upon the opinion of that firm given upon their authority as experts. At 31 December 1997, members of the firm of Worsham, Forsythe & Wooldridge, L.L.P., owned approximately 44,000 shares of the Common Stock of Texas Utilities. The statements made as to matters of law and legal conclusions in this Offer Document under paragraph 14 of Appendix VIII ("United States federal income taxation") have been reviewed by Reid & Priest LLP, New York, New York, and are set forth herein in reliance upon the opinion of that firm given upon their authority as experts. The statements made as to matters of law and legal conclusions in this Offer Document under paragraph 13 of Appendix VIII ("United Kingdom taxation") have been reviewed by Norton Rose, London, England, and are set forth herein in reliance upon the opinion of that firm given upon their authority as experts.


     The validity of the Texas Utilities Common Stock is being passed upon for Texas Utilities by Worsham, Forsythe & Wooldridge, L.L.P. and by Reid & Priest LLP. However, all matters pertaining to incorporation of Texas Utilities and all other matters of Texas law relating to Texas Utilities will be passed upon only by Worsham, Forsythe & Wooldridge, L.L.P.


16  FEES AND EXPENSES



     Lehman Brothers and Merrill Lynch are acting as Texas Utilities' financial advisers in connection with the Texas Utilities Offer.



     Pursuant to a letter agreement dated 20 February 1998 between Lehman Brothers and Texas Utilities, Texas Utilities made an initial payment of $150,000 upon signing of the letter agreement, a payment of $1,500,000 upon the announcement of Texas Utilities' first offer and has agreed to pay an additional fee of $[-] million upon the Texas Utilities Offer becoming or being declared wholly unconditional.



     Pursuant to a letter agreement dated 20 February 1998 between Merrill Lynch and Texas Utilities, Texas Utilities made an initial payment of $150,000 upon signing of the letter agreement, a payment of $1,500,000 upon the announcement of Texas Utilities' first offer and has agreed to pay an additional fee of $6,550,000 million upon the Texas Utilities Offer becoming or being declared wholly unconditional.



     Each letter agreement further provides that Texas Utilities will reimburse Lehman Brothers and Merrill Lynch for their respective out-of-pocket expenses, and indemnify Lehman Brothers and Merrill Lynch, respectively, against certain expenses and liabilities in connection with the Texas Utilities Offer.


     [- Pursuant to a letter dated - March 1998 (the "US Dealer Manager Agreement"), TU Acquisitions and Texas Utilities have retained Lehman Brothers Inc. and Merrill Lynch & Co., US affiliates of Lehman Brothers and Merrill Lynch, as US Dealer Managers for the Texas Utilities Offer in the United States to perform those services in connection with the Texas Utilities Offer as are customarily performed in the United States by investment banking concerns acting as dealer manager in connection with offers of a like nature. Lehman Brothers Inc. and Merrill Lynch & Co. will not receive additional compensation for acting in this capacity.]

                                     VIII-29

     TU Acquisitions has retained The Royal Bank of Scotland plc as the United Kingdom Receiving Agent, The Bank of New York as the US Depositary, and D.F. King & Co., Inc. as the Information Agent. TU Acquisitions will pay the United Kingdom Receiving Agent, the US Depositary and the Information Agent reasonable and customary compensation for their services in connection with the Texas Utilities Offer, together with reimbursement of out of pocket expenses. TU Acquisitions will indemnify the US Depositary and the Information Agent against certain liabilities and expenses in connection therewith, including liabilities under the US federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Texas Utilities for customary mailing and handling expenses incurred by them in forwarding material to their customers.

     Texas Utilities and TU Acquisitions will not pay any fees or commissions to any broker or dealer or any other person for soliciting acceptances of the Texas Utilities Offer (other than to Lehman Brothers, Merrill Lynch and the Information Agent, as described above.)


17  SOURCES OF INFORMATION AND BASES OF CALCULATION


     (a) The value of the fully diluted share capital of The Energy Group is based upon 520,857,817 Energy Group Shares in issue on 27 February 1998 and 9,048,288 Energy Group Shares which could fall to be issued on exercise in full of options and vesting of all outstanding awards granted under the Energy Group Share Schemes.


     (b) The pro forma financial information in respect of The Energy Group for the year ended 31 March 1996 is taken from the unaudited pro forma consolidated profit and loss account set out in The Energy Group's report and accounts for the six months ended 31 March 1997. The financial information in respect of The Energy Group for the nine months ended 31 December 1997 is taken from the unaudited financial results for the nine months ended 31 December 1997, as announced by The Energy Group on 3 February 1998.



     (c) The financial information on the Peabody Coal Business for the nine months ended 31 December 1997 is unaudited and is derived from the unaudited financial results of The Energy Group for the nine months ended 31 December 1997 using estimates by Texas Utilities on the basis of the historical financial results of The Energy Group.


     (d) The financial information on Texas Utilities for the year ended and as of 31 December 1997 is taken from Texas Utilities' Current Report on Form 8-K dated 26 February 1998.

     (e) The equity market capitalisation of Texas Utilities on 27 February 1998 is calculated by reference to the closing price of the Texas Utilities Common Stock on the NYSE Composite Tape on such date.

     (f) References in this announcement to "tons" are to short tons equal to 2,000 pounds.


18  DOCUMENTS AVAILABLE FOR INSPECTION


     Copies of the documents listed below may be inspected at the offices of Norton Rose, Kempson House, Camomile Street, London EC3A 7AN (also being the registered office of TU Acquisitions). During usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) whilst the Texas Utilities Offer remains open for acceptance:

     (a)  the Memorandum and Articles of Association of TU Acquisitions.

     (b)  the Memorandum and Articles of Association of The Energy Group.

     (c) the audited financial statements of Texas Utilities, together with the notes thereto, set out in Appendix V of the Offer Document.


     (d) the Energy Group Listing Particulars, the audited consolidated accounts of The Energy Group for the six months ended 31 March 1997 and The Energy Group's third quarter results for the nine months ended 31 December 1997.



     (e)  the consents referred to in paragraph 5(e) above;

                                     VIII-30

     (f)  the material contracts referred to in paragraph 6 above;



     (g) documentation relating to the financing arrangements detailed in paragraph 8 above;



     (h)  the Loan Note Instrument in substantially final form;



     (i)  the lists of dealings referred to in paragraph 4 above;



     [(j) the derivative contracts referred to in paragraph 4 above;] and



     (k)  the documents incorporated by reference referred to on pages 3 and 4.


                                     VIII-31

                                  APPENDIX IX

                  CERTAIN PROVISIONS OF THE COMPANIES ACT 1985

428. TAKEOVER OFFERS

     (1) In this Part of this Act "takeover offer" means an offer to acquire all the shares, or all the shares of any class or classes, in a company (other than shares which at the date of the offer are already held by the offeror), being an offer on terms which are the same in relation to all the shares to which the offer relates or, where those shares include shares of different classes, in relation to all the shares of each class.

     (2) In subsection (1) "shares" means shares which have been allotted on the date of the offer but a takeover offer may include among the shares to which it relates all or any shares that are subsequently allotted before a date specified in or determined in accordance with the terms of the offer.

     (3) The terms offered in relation to any shares shall for the purposes of this section be treated as being the same in relation to all the shares or, as the case may be, all the shares of a class to which the offer relates notwithstanding any variation permitted by subsection (4).

     (4) A variation is permitted by this subsection where --

          (a) the law of a country or territory outside the United Kingdom precludes an offer of consideration in the form or any of the forms specified in the terms in question or precludes it except after compliance by the offeror with conditions with which he is unable to comply or which he regards as unduly onerous; and

          (b) the variation is such that the persons to whom an offer of consideration in that form is precluded are able to receive consideration otherwise than in that form but of substantially equivalent value.

     (5) The reference in subsection (1) to shares already held by the offeror includes a reference to shares which he has contracted to acquire but that shall not be construed as including shares which are the subject of a contract binding the holder to accept the offer when it is made, being a contract entered into by the holder either for no consideration and under seal or for no consideration other than a promise by the offeror to make the offer.

     (6) In the application of subsection (5) to Scotland the words "and under seal" shall be omitted.

     (7) Where the terms of an offer make provision for their revision and for acceptances on the previous terms to be treated as acceptances on the revised terms, the revision shall not be regarded for the purposes of this Part of this Act as the making of a fresh offer and references in this Part of this Act to the date of the offer shall accordingly be construed as references to the date on which the original offer was made.

     (8) In this Part of this Act "the offeror" means, subject to section 430D, the person making a takeover offer and "the company" means the company whose shares are the subject of the offer.

429. RIGHT OF OFFEROR TO BUY OUT MINORITY SHAREHOLDERS

     (1) If, in a case in which a takeover offer does not relate to shares of different classes, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than nine-tenths in value of the shares to which the offer relates he may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or contracted to acquire that he desires to acquire those shares.

     (2) If, in a case in which a takeover offer relates to shares of different classes, the offeror has by virtue of acceptances of the offer acquired or contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates, he may give notice to the holder of any shares of that class which the offeror has not acquired or contracted to acquire that he desires to acquire those shares.

     (3) No notice shall be given under subsection (1) or (2) unless the offeror has acquired or contracted to acquire the shares necessary to satisfy the minimum specified in that subsection before the end of the period of four months beginning with the date of the offer; and no such notice shall be given after the end of the period of two months beginning with the date on which he has acquired or contracted to acquire shares which satisfy that minimum.

     (4) Any notice under this section shall be given in the prescribed manner; and when the offeror gives the first notice in relation to an offer he shall send a copy of it to the company together with a statutory declaration by him in the prescribed form stating that the conditions for the giving of the notice are satisfied.

     (5) Where the offeror is a company (whether or not a company within the meaning of this Act) the statutory declaration shall be signed by a director.

     (6) Any person who fails to send a copy of a notice or a statutory declaration as required by subsection (4) or makes such a declaration for the purposes of that subsection knowing it to be false or without having reasonable grounds for believing it to be true shall be liable to imprisonment or a fine, or both, and for continued failure to send the copy or declaration, to a daily default fine.

     (7) If any person is charged with an offence for failing to send a copy of a notice as required by subsection (4) it is a defence for him to prove that he took reasonable steps for securing compliance with that subsection.

     (8) When during the period within which a takeover offer can be accepted the offeror acquires or contracts to acquire any of the shares to which the offer relates but otherwise than by virtue of acceptances of the offer, then, if --

          (a) the value of the consideration for which they are acquired or contracted to be acquired ("the acquisition consideration") does not at that time exceed the value of the consideration specified in the terms of the offer; or

          (b) those terms are subsequently revised so that when the revision is announced the value of the acquisition consideration, at the time mentioned in paragraph (a) above, no longer exceeds the value of the consideration specified in those terms, the offeror shall be treated for the purposes of this section as having acquired or contracted to acquire those shares by virtue of acceptances of the offer; but in any other case those shares shall be treated as excluded from those to which the offer relates.

430. EFFECT OF NOTICE UNDER s.429

     (1) The following provisions shall, subject to section 430C, have effect where a notice is given in respect of any shares under section 429.

     (2) The offeror shall be entitled and bound to acquire those shares on the terms of the offer.

     (3) Where the terms of an offer are such as to give the holder of any shares a choice of consideration the notice shall give particulars of the choice and state --

          (a) that the holder of the shares may within six weeks from the date of the notice indicate his choice by a written communication sent to the offeror at an address specified in the notice; and

          (b) which consideration specified in the offer is to be taken as applying in default of his indicating a choice as aforesaid;

and the terms of the offer mentioned in subsection (2) shall be determined accordingly.

     (4) Subsection (3) applies whether or not any time-limit or other conditions applicable to the choice under the terms of the offer can still be complied with; and if the consideration chosen by the holder of the shares --

          (a) is not cash and the offeror is no longer able to provide it; or

          (b) was to have been provided by a third party who is no longer bound or able to provide it,

the consideration shall be taken to consist of an amount of cash payable by the offeror which at the date of the notice is equivalent to the chosen consideration.

     (5) At the end of six weeks from the date of the notice the offerer shall forthwith --

          (a) send a copy of the notice to the company; and

          (b) pay or transfer to the company the consideration for the shares to which the notice relates.

     (6) If the shares to which the notice relates are registered the copy of the notice sent to the company under subsection (5)(a) shall be accompanied by an instrument of transfer executed on behalf of the shareholder by a person appointed by the offeror; and on receipt of that instrument the company shall register the offeror as the holder of those shares.

     (7) If the shares to which the notice relates are transferable by the delivery of warrants or other instruments the copy of the notice sent to the company under subsection (5)(a) shall be accompanied by a statement to that effect; and the company shall on receipt of the statement issue the offeror with warrants or other instruments in respect of the shares and those already in issue in respect of the shares shall become void.

     (8) Where the consideration referred to in paragraph (b) of subsection (5) consists of shares or securities to be allotted by the offeror the reference in that paragraph to the transfer of the consideration shall be construed as a reference to the allotment of the shares or securities to the company.

     (9) Any sum received by a company under paragraph (b) of subsection (5) and any other consideration received under that paragraph shall be held by the company on trust for the person entitled to the shares in respect of which the sum or other consideration was received.

     (10) Any sum received by a company under paragraph (b) of subsection (5), and any dividend or other sum accruing from any other consideration received by a company under that paragraph, shall be paid into a separate bank account, being an account the balance on which bears interest at an appropriate rate and can be withdrawn by such notice (if any) as is appropriate.

     (11) Where after reasonable enquiry made at such intervals as are reasonable the person entitled to any consideration held on trust by virtue of subsection (9) cannot be found and twelve years have elapsed since the consideration was received or the company is wound up the consideration (together with any interest, dividend or other benefit that has accrued from it) shall be paid into court.

     (12) In relation to a company registered in Scotland, subsections (13) and
(14) shall apply in place of subsection (11).

     (13) Where after reasonable enquiry made at such intervals as are reasonable the person entitled to any consideration held on trust by virtue of subsection (9) cannot be found and twelve years have elapsed since the consideration was received or the company is wound up --

          (a) the trust shall terminate;

          (b) the company or, as the case may be, the liquidator shall sell any consideration other than cash and any benefit other than cash that has accrued from the consideration; and

          (c) a sum representing --

             (i) the consideration so far as it is cash;

             (ii) the proceeds of any sale under paragraph (b) above; and

             (iii) any interest, dividend or other benefit that has accrued from the consideration, shall be deposited in the name of the Accountant of Court in a bank account such as is referred to in subsection (10) and the receipt for the deposit shall be transmitted to the Accountant of Court.

     (14) Section 58 of the Bankruptcy (Scotland) Act 1985 (so far as consistent with this Act) shall apply with any necessary modifications to sums deposited under subsection (13) as that section applies to sums deposited under section 57(l)(a) of that Act.

     (15) The expenses of any such enquiry as is mentioned in subsection (11) or
(13) may be defrayed out of the money or other property held on trust for the person or persons to whom the enquiry relates.

430A. RIGHT OF MINORITY SHAREHOLDER TO BE BOUGHT OUT BY OFFEROR

     (1) If a takeover offer relates to all the shares in a company and at any time before the end of the period within which the offer can be accepted --

          (a) the offeror has by virtue of acceptances of the offer acquired or contracted to acquire some (but not all) of the shares to which the offer relates; and

          (b) those shares, with or without any other shares in the company which he has acquired or contracted to acquire, amount to not less than nine-tenths in value of all the shares in the company, the holder of any shares to which the offer relates who has not accepted the offer may by a written communication addressed to the offeror require him to acquire those shares.

     (2) If a takeover offer relates to shares of any class or classes and at any time before the end of the period within which the offer can be accepted --

          (a) the offeror has by virtue of acceptances of the offer acquired or contracted to acquire some (but not all) of the shares of any class to which the offer relates; and

          (b) those shares, with or without any other shares of that class which he has acquired or contracted to acquire, amount to not less than nine-tenths in value of all the shares of that class,

the holder of any shares of that class who has not accepted the offer may by a written communication addressed to the offeror require him to acquire those shares.

     (3) Within one month of the time specified in subsection (1) or, as the case may be, subsection (2) the offeror shall give any shareholder who has not accepted the offer notice in the prescribed manner of the rights that are exercisable by him under that subsection; and if the notice is given before the end of the period mentioned in that subsection it shall state that the offer is still open for acceptance.

     (4) A notice under subsection (3) may specify a period for the exercise of the rights conferred by this section and in that event the rights shall not be exercisable after the end of that period; but no such period shall end less than three months after the end of the period within which the offer can be accepted.

     (5) Subsection (3) does not apply if the offeror has given the shareholder a notice in respect of the shares in question under section 429.

     (6) If the offeror fails to comply with subsection (3) he and, if the offeror is a company, every officer of the company who is in default or to whose neglect the failure is attributable, shall be liable to a fine and for continued contravention, to a daily default fine.

     (7) If an offeror other than a company is charged with an offence for failing to comply with subsection (3) it is a defence for him to prove that he took all reasonable steps for securing compliance with that subsection.

430B. EFFECT OF REQUIREMENT UNDER s.430A

     (1) The following provisions shall, subject to section 430C, have effect where a shareholder exercises his rights in respect of any shares under section 430A.

     (2) The offeror shall be entitled and bound to acquire those shares on the terms of the offer or on such other terms as may be agreed.

     (3) Where the terms of an offer are such as to give the holder of shares a choice of consideration the holder of the shares may indicate his choice when requiring the offeror to acquire them and the notice given to the holder under section 430A(3) --

          (a) shall give particulars of the choice and of the rights conferred by this subsection; and

          (b) may state which consideration specified in the offer is to be taken as applying in default of his indicating a choice;

and the terms of the offer mentioned in subsection (2) shall be determined accordingly.

     (4) Subsection (3) applies whether or not any time-limit or other conditions applicable to the choice under the terms of the offer can still be complied with; and if the consideration chosen by the holder of the shares --

          (a) is not cash and the offeror is no longer able to provide it; or

          (b) was to have been provided by a third party who is no longer bound or able to provide it,

the consideration shall be taken to consist of an amount of cash payable by the offeror which at the date when the holder of the shares requires the offeror to acquire then is equivalent to the chosen consideration.

430C. APPLICATIONS TO THE COURT

     (1) Where a notice is give under section 429 to the holder of any shares the court may, on an application made by him within six weeks from the date on which the notice was given --

          (a) order that the offeror shall not be entitled and bound to acquire the shares; or

          (b) specify terms of acquisition different from those of the offer.

     (2) If an application to the court under subsection (1) is pending at the end of the period mentioned in subsection (5) of section 430 that subsection shall not have effect until the application has been disposed of.

     (3) Where the holder of any shares exercises his rights under section 430A the court may, on an application made by him or the offeror, order that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.

     (4) No order for costs or expenses shall be made against a shareholder making an application under subsection (1) or (3) unless the court considers --

          (a) that the application was unnecessary, improper or vexatious; or

          (b) that there has been unreasonable delay in making the application or unreasonable conduct on his part in conducting the proceedings on the application.

     (5) Where a takeover offer has not been accepted to the extent necessary for entitling the offeror to give notices under subsection (1) or (2) of section 429 the court may, on the application of the offeror, make an order authorising him to give notices under that subsection if satisfied --

          (a) that the offeror has after reasonable enquiry been unable to trace one or more of the persons holding shares to which the offer relates;

          (b) that the shares which the offeror has acquired or contracted to acquire by virtue of acceptances of the offer, together with the shares held by the person or persons mentioned in paragraph (a), amount to not less than the minimum specified in that subsection; and

          (c) that the consideration offered is fair and reasonable;

but the court shall not make an order under this subsection unless it considers that it is just and equitable to do so having regard, in particular, to the number of shareholders who have been traced but who have not accepted the offer.

430D. JOINT OFFERS

     (1) A takeover offer may be made by two or more persons jointly and in that event this Part of this Act has effect with the following modifications.

     (2) The conditions for the exercise of the rights conferred by sections 429 and 430A shall be satisfied by the joint offerors acquiring or contracting to acquire the necessary shares jointly (as respects acquisitions by virtue of acceptances of the offer) and either jointly or separately (in other cases); and, subject to the following provisions, the rights and obligations of the offeror under those sections and sections 430 and 430B shall be respectively joint rights and joint and several obligations of the joint offerors.

     (3) It shall be a sufficient compliance with any provision of those sections requiring or authorising a notice or other document to be given or sent by or to the joint offerors that it is given or sent by or to any of them; but the statutory declaration required by section 429(4) shall be made by all of them and, in the case of a joint offeror being a company, signed by a director of that company.

     (4) In sections 428, 430(8) and 430E references to the offeror shall be construed as references to the joint offerors or any of them.

     (5) In section 430(6) and (7) references to the offeror shall be construed as references to the joint offerors or such of them as they may determine.

     (6) In sections 430(4)(a) and 430B(4)(a) references to the offeror being no longer able to provide the relevant consideration shall be construed as references to none of the joint offerors being able to do so.

     (7) In section 430C references to the offeror shall be construed as references to the joint offerors except that any application under subsection
(3) or (5) may be made by any of them and the reference in subsection (5)(a) to the offeror having been unable to trace one or more of the persons holding shares shall be construed as a reference to none of the offerors having been able to do so.

430E. ASSOCIATES

     (1) The requirement in section 428(1) that a takeover offer must extend to all the shares, or all the shares of any class or classes, in a company shall be regarded as satisfied notwithstanding that the offer does not extend to shares which associates of the offeror hold or have contracted to acquire; but, subject to subsection (2), shares which any such associate holds or has contracted to acquire, whether at the time when the offer is made or subsequently, shall be disregarded for the purposes of any reference in this Part of this Act to the shares to which a takeover offer relates.

     (2) Where during the period within which a takeover offer can be accepted any associate of the offeror acquires or contracts to acquire any of the shares to which the offer relates, then, if the condition specified in subsection
(8)(a) or (b) of section 429 is satisfied as respects those shares they shall be treated for the purposes of that section as shares to which the offer relates.

     (3) In section 430A(1)(b) and (2)(b) the reference to shares which the offeror has acquired or contracted to acquire shall include a reference to shares which any associate of his has acquired or contracted to acquire.

     (4) In this section "associate", in relation to an offeror means --

          (a) a nominee of the offeror;

          (b) a holding company, subsidiary or fellow subsidiary of the offeror or a nominee of such a holding company, subsidiary or fellow subsidiary;

          (c) a body corporate in which the offeror is substantially interested; or

          (d) any person who is, or is a nominee of, a party to an agreement with the offeror for the acquisition of, or of an interest in, the shares which are the subject of the takeover offer, being an agreement which includes provisions imposing obligations or restrictions such as are mentioned in section 204(2)(a).

     (5) For the purposes of subsection (4)(b) a company is a fellow subsidiary of another body corporate if both are subsidiaries of the same body corporate but neither is a subsidiary of the other.

     (6) For the purposes of subsection (4)(c) an offeror has a substantial interest in a body corporate if --

          (a) that body or its directors are accustomed to act in accordance with his directions or instructions; or

          (b) he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that body.

     (7) Subsections (5) and (6) of section 204 shall apply to subsection (4)(d) above as they apply to that section and subsections (3) and (4) of section 203 shall apply for the purposes of subsection (6) above as they apply for the purposes of subsection (2)(b) of that section.

     (8) Where the offeror is an individual his associates shall also include his spouse and any minor child or step-child of his.

430F. CONVERTIBLE SECURITIES

     (1) For the purposes of this Part of this Act securities of a company shall be treated as shares in the company if they are convertible into or entitle the holder to subscribe for such shares; and references to the holder of shares or a shareholder shall be construed accordingly.

     (2) Subsection (1) shall not be construed as requiring any securities to be treated --

          (a) as shares of the same class as those into which they are convertible or for which the holder is entitled to subscribe; or

          (b) as shares of the same class as other securities by reason only that the shares into which they are convertible or for which the holder is entitled to subscribe are of the same class.

                                   APPENDIX X

                                  DEFINITIONS

The following definitions apply throughout this document, unless the context otherwise requires:

"ACCEPTANCE CONDITION"       The Condition as to acceptance set out in paragraph
                             (a) of Part A of Appendix I

"ACCEPTANCE FORM"            The Form of Acceptance and, with respect to holders
                             of Energy Group ADSs only, the Letter of Transmittal (or Agent's Message) and Notice of
                             Guaranteed Delivery accompanying this document

"ACQUISITION"                The proposed acquisition of The Energy Group
                             pursuant to the Texas Utilities Offer


"BOARD" OR "DIRECTORS"       The Directors of Texas Utilities, TU Acquisitions
                             or The Energy Group, as the case may be, and Director means any one of them


"BOOK-ENTRY CONFIRMATION"    The confirmation of a book-entry transfer of The
                             Energy Group ADSs into the US Depositary's account at a Book Entry Transfer Facility


"BOOK-ENTRY TRANSFER
FACILITY"                    The Depository Trust Company


"BUSINESS DAY"               Has the meaning given to it in Rule 14d-1 under the
                             Exchange Act

"CANADA" Canada, its provinces, territories and all areas subject to its jurisdiction and any other political sub-division thereof

"CERTIFICATED" OR "IN
CERTIFICATED
FORM" A share or other security which is not in uncertificated form

"CITIZENS POWER"             Citizens Power LLC, previously named Citizens
                             Lehman Power L.L.C.

"CITY CODE" OR "CODE"        The City Code on Takeovers and Mergers of the
                             United Kingdom

"CLOSING PRICE"              The closing middle market quotation of an Energy
                             Group Share as derived from the Daily Official List

"COMPANIES ACT"              The Companies Act 1985 (as amended) of Great
                             Britain

"CONDITIONS"                 The conditions of the Texas Utilities Offer
                             described in Part A of Appendix 1 and "Condition" means any one of them

"CREST" The relevant system (as defined in the Regulations) in respect of which CRESTCo is the Operator (as defined in the Regulations)

"CRESTCO"                    CRESTCo Limited

"CREST MEMBER"               A person who has been admitted by CRESTCo as a
                             system-member (as defined in the Regulations)

"CREST PARTICIPANT"          A person who is, in relation to CREST, a
                             system-participant (as defined in the Regulations)

"CREST SPONSOR"              A CREST participant admitted to CREST as a
                             sponsored member

"CREST SPONSORED MEMBER"     A CREST member admitted to CREST as a sponsored
                             member

"CSE"                        The Chicago Stock Exchange

"DAILY OFFICIAL LIST"        The London Stock Exchange Daily Official List

"DEALER MANAGERS"            Lehman Brothers Inc. and Merrill Lynch & Co., in
                             their capacities as dealer managers for the Texas
                             Utilities Offer in the US

"DEMERGER"                   The demerger by Hanson of The Energy Group

"DEMERGER AGREEMENT"         The agreement dated 27 January 1997 between Hanson
                             and The Energy Group relating to the Demerger

"DEMERGER DATE"              24 February 1997

"DEMERGER TRANSACTIONS"      The transactions described in the Demerger
                             Agreement, pursuant to which The Energy Group became the holding company of the TEG Group, as then constituted, and the Peabody Holding
                             Transaction

"DEPOSIT AGREEMENT"          The deposit agreement between The Energy Group,
                             Citibank, N.A. and the holders, from time to time, of Energy Group ADSs

"DGES"                       The Director General of Electricity Supply of the
                             United Kingdom

"DTC"                        The Depositary Trust Company

"EASTERN"                    Eastern Group plc and/or subsidiaries or any of
                             them from time to time as the context may require

"EASTERN ENERGY"             Eastern Energy Limited, a wholly-owned subsidiary
                             of Texas Utilities

"ELECTRICITY POOL"           The electricity trading market in England and Wales

"ELIGIBLE INSTITUTION"       A financial institution (including most banks,
                             savings and loan associations and brokerage houses) which is a participant in the Securities Transfer
                             Agents Medallion Program, or the Stock Exchange
                             Medallion Program

"ENERGY GROUP ADRS"          American Depositary Receipts evidencing Energy
                             Group ADSs

"ENERGY GROUP ADSS"          American Depositary Shares issued in respect of
                             Energy Group Shares, each representing four Energy
                             Group Shares, as evidenced by Energy Group ADRs

"ENERGY GROUP LISTING
PARTICULARS" OR "LISTING
PARTICULARS"                 The listing particulars relating to The Energy
                             Group dated 27 January 1997, published in accordance with the Listing Rules

"ENERGY GROUP SECURITIES"    Energy Group Shares and Energy Group ADSs

"ENERGY GROUP SHARES"        shares of 10p each in the share capital of The
                             Energy Group in issue or allotted or issued prior to the date on which the Texas Utilities Offer closes (or such earlier date , not being earlier than the Initial Closing Date (as it may be extended) as TU Acquisitions may, subject to the City Code, determine)

"ENERGY GROUP SHARE
SCHEMES" The Energy Group Executive Share Option Scheme, the Energy Group Sharesave Scheme, the Energy Group Long-term Incentive Plan and the Energy Group Special Additional Bonus Scheme

"ENERGY GROUP SHAREHOLDERS"  Holders of Energy Group Shares

"ENLARGED GROUP"             The Texas Utilities Group as enlarged by the
                             acquisition of The Energy Group

"ENSERCH"                    ENSERCH Corporation, a wholly-owned subsidiary of
                             Texas Utilities

"EXCHANGE ACT"               The US Securities Exchange Act of 1934, as amended,
                             and the rules and regulations promulgated thereunder

"FERC"                       The US Federal Energy Regulatory Commission

"FIRST HYDRO"                The pumped storage business of National Grid Group

"FORM OF ACCEPTANCE"         The form of acceptance, election and authority
                             relating to the Texas Utilities Offer accompanying this document for use by holders of Energy Group
                             Shares (but not by holders of Energy Group ADSs)

"FTA ALL SHARE INDEX"        [FTSE Actuaries All-Share Index as published]

"GUARANTEED DELIVERY
PROCEDURES"                  The guaranteed delivery procedures for Energy Group
                             ADSs set out in paragraph 9 of Part B of Appendix I

"HANSON"                     Hanson PLC

"HANSON GROUP"               Hanson and its subsidiary undertakings from time to
                             time


"INCREASED PACIFICORP
OFFER" The increased offer made by Goldman Sachs International on behalf of PacifiCorp Acquisitions to acquire all the issued and to be issued Energy Group Securities as announced on 3 March 1998


"INFORMATION AGENT"          D.F. King & Co., Inc.

"INITIAL CLOSING DATE"       10.00 pm (London time), 5.00 pm (New York City
                             time) on [-] 1998, unless and until TU
                             Acquisitions, in its discretion, shall have extended the Texas Utilities Offer, in which case the term "Initial Closing Date" shall mean the latest time and date at which the Texas Utilities
                             Offer, as so extended by TU Acquisitions, will expire, or, if earlier, the time at which the Texas
                             Utilities Offer becomes or is declared wholly unconditional

"INITIAL OFFER PERIOD"       The period from the date of this document to and
                             including the Initial Closing Date

"INTERNAL REVENUE CODE"      Internal Revenue Code of 1986 of the United States,
                             as amended


"IRS"                        The US Internal Revenue Service


"LCC" Lufkin-Conroe Communications Co., a wholly-owned subsidiary of Texas Utilities

"LEHMAN BROTHERS"            Lehman Brothers International (Europe)


"LEHMAN MERCHANT"            Lehman Brothers Merchant Banking Partners II L.P.
                             and, where the context so requires P&L Coal
                             Holdings Corporation, its affiliate


"LETTER OF TRANSMITTAL"      The letter of transmittal relating to the Texas
                             Utilities Offer accompanying this document for use by holders of Energy Group ADSs

"LISTING RULES"              The rules and regulations made by the London Stock
                             Exchange under the Financial Services Act 1986

"LOAN NOTE ALTERNATIVE"      The alternative under which holders of Energy Group
                             Shares who validly accept the Texas Utilities Offer will be entitled to elect to receive Loan Notes instead of all or part of the cash consideration otherwise payable to them

"LOAN NOTES"                 The unsecured floating rate loan notes 1998/2004 of
                             L1 each of TU Acquisitions to be issued pursuant to the Loan Note Alternative

"LONDON STOCK EXCHANGE"      London Stock Exchange Limited

"LONE STAR GAS"              Lone Star Gas Company, a division of ENSERCH

"LONE STAR PIPELINE"         Lone Star Pipeline Company, a division of ENSERCH

"MEMBER ACCOUNT ID"          The identification code or number attached to any
                             member account in CREST

"MERRILL LYNCH"              Merrill Lynch International


"NATIONAL GRID GROUP"        The National Grid Group plc


"NATIONAL POWER"             National Power plc

"NEW TEXAS UTILITIES
SHARES" The shares of Texas Utilities Common Stock to be issued pursuant to the Share Alternative

"NOON BUYING RATE"           The exchange rate for pounds sterling, based on the
                             noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New
                             York, expressed in dollars per L

"NYSE"                       The New York Stock Exchange

"OFFER"                      The Office of Electricity Regulation of the United
                             Kingdom

"ORIGINAL PACIFICORP OFFER"  The offer made by PacifiCorp Acquisitions to acquire the Energy Group Securities as announced on 13 June 1997

"PANEL"                      The Panel on Takeovers and Mergers of the United
                             Kingdom

"PARTICIPANT ID"             The identification code or membership number used
                             in CREST to identify a particular CREST member or other CREST participant

"PEABODY"                    Peabody Holding, Lee Ranch Coal Company and Peabody
                             Australia

"PEABODY AUSTRALIA"          Peabody Holding Pty Limited and its subsidiaries
                             which constitute the Australian operations of Peabody

"PEABODY COAL BUSINESS'      The undertakings conducting the TEG Group's coal
                             business in the United States and Australia including Peabody Holding Company, Inc. and its subsidiaries, Lee Ranch Coal Company and Peabody
                             Holding Pty Limited and its subsidiaries, and certain holding and related companies of such companies, including Citizens Power

"PEABODY HOLDING
TRANSACTION"                 The transaction whereby Peabody US Holding Inc., a
                             subsidiary of Hanson, transferred to GFAC
                             International Holdings Inc. the entire issued share capital of Peabody Holding for a cash sum of $1,637.5 million

"PEABODY HOLDING"            Peabody Holding Company, Inc. and its subsidiaries


"PEABODY SALE"               The sale of the Peabody Coal Business under the
                             Peabody Sale Agreement


"PEABODY SALE AGREEMENT"     The agreement dated 2 March 1998 between The Energy
                             Group and P & L Coal Holdings Corporation for the sale of the Peabody Coal Business

"PSE"                        The Pacific Exchange


"REGISTRATION STATEMENT"     The Registration Statement (SEC File No. 333-47135)
                             filed with the SEC with respect to the Texas
                             Utilities Common Stock offered pursuant to the Texas Utilities Offer


"REGULATIONS"                The Uncertificated Securities Regulations 1995 (SI
                             1995 No. 95/3272)

"RENEWED PACIFICORP OFFER"   The renewed offer made by Goldman Sachs
                             International on behalf of PacifiCorp Acquisitions to acquire all the issued and to be issued Energy
                             Group Securities as announced on 3 February 1998

"ROLLALONG"                  Rollalong Limited and, where the context permits,
                             its subsidiary, Rollalong Hire Limited

"SEC"                        The US Securities and Exchange Commission

"SECURITIES ACT"             The US Securities Act of 1933, as amended, and the
                             rules and regulations promulgated thereunder

"SESCO" Southwestern Electric Service Company, a wholly-owned subsidiary of Texas Utilities

"SHARE ALTERNATIVE"          The alternative under which holders of Energy Group
                             Securities who validly accept the Texas Utilities
                             Offer may elect to receive New Texas Utilities
                             Shares instead of all (but not part) of the cash consideration otherwise payable to them, subject to the limitations described herein

"SUBSEQUENT OFFER PERIOD"    The period following the Initial Closing Date
                             during which the Texas Utilities Offer remains open for acceptance

"TEG GROUP"                  The Energy Group and its subsidiaries and
                             subsidiary undertakings and, where the context permits, each of them

"TEI" Texas Energy Industries, Inc., a wholly-owned subsidiary of Texas Utilities

"TEXAS UTILITIES"            Texas Utilities Company

"TEXAS UTILITIES COMMON
STOCK"                       The common stock, without par value, of Texas
                             Utilities

"TEXAS UTILITIES GROUP"      Texas Utilities and its subsidiaries and subsidiary
                             undertakings and, where the context permits, each of them


"TEXAS UTILITIES OFFER"      The cash offer made by Lehman Brothers and Merrill
                             Lynch on behalf of TU Acquisitions to acquire the Energy Group Shares (including those represented by
                             Energy Group ADSs) and Energy Group ADSs as set out in this document including, where the context permits and/or requires, any subsequent revision, variation, extension, or renewal of such offer


"TFE INSTRUCTION"            A Transfer from Escrow instruction (as defined by
                             the CREST Manual issued by CRESTCo)

"THE ENERGY GROUP"           The Energy Group PLC

"TTE INSTRUCTION"            A Transfer to Escrow instruction (as defined by the
                             CREST Manual issued by CRESTCo)

"TU ACQUISITIONS"            TU Acquisitions PLC

"TU AUSTRALIA"               Texas Utilities Australia, Pty. Ltd., a
                             wholly-owned subsidiary of Texas Utilities

"TU ELECTRIC"                Texas Utilities Electric Company, a wholly-owned
                             subsidiary of Texas Utilities

"TTE INSTRUCTION"            A Transfer to Escrow instruction (as defined by the
                             CREST Manual issued by CREST)

"UNITED KINGDOM GAAP"        United Kingdom generally accepted accounting
                             principles

"UNITED KINGDOM RECEIVING
  AGENT" The Royal Bank of Scotland plc, in its capacity as United Kingdom receiving agent to the Texas Utilities Offer


"UNITED KINGDOM" OR "UK"     The United Kingdom of Great Britain and Northern
                             Ireland


"UNCERTIFICATED" OR "IN
UNCERTIFICATED FORM"         Recorded on the relevant register of the share or
                             security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST

"UNITED STATES" OR "US"      The United States of America, its territories and
                             possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction

"US DEPOSITARY"              The Bank of New York, in its capacity as US
                             Depositary

"US GAAP"                    US generally accepted accounting principles

"US HSR ACT"                 The US Hart-Scott-Rodino Antitrust Improvements Act
                             of 1976, as amended, and the rules and regulations promulgated thereunder

"US PERSONS"                 A US person as defined in Regulation S under the
                             United States Securities Act of 1933, as amended

"$" OR "US DOLLAR"           The lawful currency of the United States

"L" OR "POUNDS STERLING"     The lawful currency of the United Kingdom

                 ACCEPTANCES IN RESPECT OF ENERGY GROUP SHARES

Duly completed Forms of Acceptance, accompanied by certificates in respect of Energy Group Shares and/or other documents of title, should be delivered to the United Kingdom Receiving Agent or the US Depositary at one of the addresses set out below.

The United Kingdom Receiving agent for the Texas Utilities Offer is:

                         THE ROYAL BANK OF SCOTLAND PLC

                             REGISTRAR'S DEPARTMENT


                               NEW ISSUES SECTION


                            5-10 GREAT TOWER STREET


                                LONDON EC3R 5ER


                             FOR INFORMATION CALL:

                                 0117 937 0672



                   BY MAIL:                                            BY HAND:
           REGISTRAR'S DEPARTMENT,                              REGISTRAR'S DEPARTMENT
              NEW ISSUES SECTION                                  NEW ISSUES SECTION
                 P.O. BOX 859                                  5-10 GREAT TOWER STREET,
                CONSORT HOUSE                                      LONDON EC3R 5ER
           EAST STREET, BEDMINSTER
               BRISTOL B599 1XZ


                  ACCEPTANCES IN RESPECT OF ENERGY GROUP ADSS

Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, Energy Group ADRs and any other required documents should be sent or delivered by each holder of Energy Group ADSs or his broker, dealer, commercial bank, trust company or other nominee to the US Depositary at one of its addresses set out below.

The US Depositary for the Texas Utilities Offer is:

                              THE BANK OF NEW YORK

                             FOR INFORMATION CALL:
                                 (888) 460-7637

                            FACSIMILE TRANSMISSION:
                        (FOR ELIGIBLE INSTITUTIONS ONLY)
                                 (212) 815-6213

                   BY MAIL:                                 BY HAND OR OVERNIGHT COURIER:
         TENDER & EXCHANGE DEPARTMENT                        TENDER & EXCHANGE DEPARTMENT
                P.O. BOX 11248                                    101 BARCLAY STREET
            CHURCH STREET STATION                             RECEIVE AND DELIVER WINDOW
        NEW YORK, NEW YORK 10286-1248                          NEW YORK, NEW YORK 10286

                             ADDITIONAL INFORMATION


Any questions or requests for assistance or additional copies of the Texas Utilities Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery or the Form of Acceptance may be directed to Lehman Brothers or Merrill Lynch, either Dealer Manager or the Information Agent at their respective addresses and telephone numbers listed below, or to the US Depositary or the United Kingdom Receiving Agent at their respective addresses and telephone numbers mentioned above. You may also contact your local broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Texas Utilities Offer.


The Information Agent for the Texas Utilities Offer is:

                             D.F. KING & CO., INC.


                UNITED STATES:                                          EUROPE
               77 Water Street                             Royex House, Aldermanbary Square
              New York, NY 10005                               London, England EC2V 7HR
                (800) 848-3416                               (44) 171-600-5005 (Collect)


                      OUTSIDE THE UNITED STATES AND EUROPE
                            (212) 289-5550 (Collect)

The Texas Utilities Offer is being made on behalf of TU Acquisitions by:

                       Lehman Brothers and Merrill Lynch

The Dealer Managers for the Texas Utilities Offer is:

                  Lehman Brothers Inc. and Merrill Lynch & Co.

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 21. EXHIBITS.



        EXHIBIT
        -------
          1              -- Form of Dealer Manager Agreement.
          4(a)           -- Form of Letter of Transmittal
          5(c)           -- Opinion of Worsham, Forsythe & Wooldridge, L.L.P.,
                            General Counsel for the Company.
          5(d)           -- Opinion of Reid & Priest LLP, of counsel to the Company.
         23(d)           -- Consents of Worsham, Forsythe & Wooldridge, L.L.P. and
                            Reid & Priest LLP are contained in Exhibits 5(c) and
                            5(d), respectively.
         99(a)           -- Form of Depositary Agent Agreement.
         99(b)           -- Form of letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees.
         99(c)           -- Form of letter from Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees to their clients.
         99(d)           -- Form of Notice of Guaranteed Delivery.
         99(g)           -- Press Release dated 5 March 1996.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 6th day of March, 1998.


                                            TEXAS UTILITIES COMPANY


                                            By   /s/ ROBERT J. REGER, JR.


                                             -----------------------------------

                                                (Robert J. Reger, Jr., Esq.,


                                                      Attorney-in-fact)



     This amendment to the registration statement has been signed below by the following persons in the capacities and on the date indicated.



                     SIGNATURES                                   TITLE                     DATE
                     ----------                                   -----                     ----

                    /s/ ERLE NYE*                      Principal Executive Officer
-----------------------------------------------------    and Director
          (Erle Nye, Chairman of the Board
                and Chief Executive)

               /s/ MICHAEL J. MCNALLY*                 Principal Financial Officer
-----------------------------------------------------
    (Michael J. McNally, Executive Vice President
            and Chief Financial Officer)

               /s/ JERRY W. PINKERTON*                 Principal Accounting Officer
-----------------------------------------------------
          (Jerry W. Pinkerton, Controller)

                /s/ J. S. FARRINGTON*                  Director
-----------------------------------------------------
                 (J. S. Farrington)

               /s/ BAYARD H. FRIEDMAN*                 Director
-----------------------------------------------------
                (Bayard H. Friedman)

               /s/ WILLIAM M. GRIFFIN*                 Director
-----------------------------------------------------                                     March 6, 1998
                (William M. Griffin)

                  /s/ KERNEY LADAY*                    Director
-----------------------------------------------------
                   (Kerney Laday)

               /s/ MARGARET N. MAXEY*                  Director
-----------------------------------------------------
                 (Margaret N. Maxey)

               /s/ JAMES A. MIDDLETON*                 Director
-----------------------------------------------------
                (James A. Middleton)

                                                       Director
-----------------------------------------------------
               (James E. Oesterricher)

                /s/ CHARLES R. PERRY*                  Director
-----------------------------------------------------
                 (Charles R. Perry)

             /s/ HERBERT H. RICHARDSON*                Director
-----------------------------------------------------
               (Herbert H. Richardson)

            *By: /s/ ROBERT J. REGER, JR.
  ------------------------------------------------
   (Robert J. Reger, Jr., Esq., Attorney-in-fact)

                                 EXHIBIT INDEX


        EXHIBIT
        -------
          1              -- Form of Dealer Manager Agreement.
          4(a)           -- Form of Letter of Transmittal
          5(c)           -- Opinion of Worsham, Forsythe & Wooldridge, L.L.P.,
                            General Counsel for the Company.
          5(d)           -- Opinion of Reid & Priest LLP, of counsel to the Company.
         23(d)           -- Consents of Worsham, Forsythe & Wooldridge, L.L.P. and
                            Reid & Priest LLP are contained in Exhibits 5(c) and
                            5(d), respectively.
         99(a)           -- Form of Depositary Agent Agreement.
         99(b)           -- Form of letter to Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees.
         99(c)           -- Form of letter from Brokers, Dealers, Commercial Banks,
                            Trust Companies and Other Nominees to their clients.
         99(d)           -- Form of Notice of Guaranteed Delivery.
         99(g)           -- Press Release dated 5 March 1998.